N-4/A		File Nos.333-255394
Allianz Index Advantage Income ADV		811-05618

UNITED STATES		Class ID: C000228689
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		X
Pre-Effective Amendment No.	1
Post-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No.	557	X

(Check appropriate box or boxes.)
ALLIANZ LIFE VARIABLE ACCOUNT B
(Exact Name of Registrant)

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Name of Depositor)

5701 Golden Hills Drive, Minneapolis, MN 55416-1297
(Address of Depositor's Principal Executive Offices) (Zip Code)

(763) 765-2913
(Depositor's Telephone Number, including Area Code)

Stewart D. Gregg, Senior Securities Counsel
Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
(Name and Address of Agent for Service)

Approximate Date of the Proposed Public Offering: As soon as practicable after the effective date of this filing.

Titles of Securities Being Registered:	Individual Flexible Purchase Payment Variable and Index-Linked Deferred Annuity Contract

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall thereafter  become  effective  in  accordance  with  Section  8(a) of the Securities  Act of  1933  or  until  the  Registration Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

PART A PROSPECTUS
ALLIANZ INDEX ADVANTAGE INCOMESM ADV VARIABLE ANNUITY
Issued by
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA AND ALLIANZ LIFE VARIABLE ACCOUNT B
Income Benefit Supplement dated [MM DD], 2021
to the
Prospectus dated [MM DD], 2021
This Income Benefit Supplement (this Supplement) should be read and retained with the prospectus for the Index Advantage IncomeSM ADV. If you would like another copy of the current prospectus or the current Income Benefit Supplement, please call us at (800) 624-0197 or visit our website at www.allianzlife.com.
Current Income Benefit and Income Multiplier Benefit terms effective for applications signed from [MM DD], 2021 to [MM DD], 2021.
Income Benefit terms (Income Payment waiting period, Income Percentages, and Income Percentage Increases) and Income Multiplier Benefit terms (income multiplier factor and income multiplier benefit wait period) may be different from those listed below for applications signed on or after [MM DD], 2021. Income Benefit terms and Income Multiplier Benefit terms reflected in this Supplement shall remain in effect and will not be superseded until after [MM DD], 2021. Any revised terms on or after [MM DD], 2021 will be reflected in an updated Income Benefit Supplement. We will publish any changes to these Income Benefit terms for subsequent periods at least seven calendar days before they take effect on our website and on EDGAR at www.sec.gov under Form S-1 File Number 333-255386. Please work with your Financial Professional or visit www.allianzlife.com/indexincomeadvrates to confirm the most current terms.
Income Payment waiting period	3 Index Years
Income multiplier factor	2
Income multiplier benefit wait period	5 Contract Years

Eligible Person’s Age (or younger Eligible Person’s age for joint Income Payments)	Income Percentages				Income Percentage Increases
	Level Income		Increasing Income
	Single Income Payments	Joint Income Payments	Single Income Payments	Joint Income Payments
0-50	4.00%	3.50%	3.20%	2.70%	0.25%
51	4.10%	3.60%	3.30%	2.80%	0.25%
52	4.20%	3.70%	3.40%	2.90%	0.25%
53	4.30%	3.80%	3.50%	3.00%	0.25%
54	4.40%	3.90%	3.60%	3.10%	0.25%
55	4.50%	4.00%	3.70%	3.20%	0.30%
56	4.60%	4.10%	3.80%	3.30%	0.30%
57	4.70%	4.20%	3.90%	3.40%	0.30%
58	4.80%	4.30%	4.00%	3.50%	0.30%
59	4.90%	4.40%	4.10%	3.60%	0.30%
60	5.00%	4.50%	4.20%	3.70%	0.35%
61	5.10%	4.60%	4.30%	3.80%	0.35%
62	5.20%	4.70%	4.40%	3.90%	0.35%
63	5.30%	4.80%	4.50%	4.00%	0.35%
64	5.40%	4.90%	4.60%	4.10%	0.35%
65	5.50%	5.00%	4.70%	4.20%	0.40%
66	5.60%	5.10%	4.80%	4.30%	0.40%
67	5.70%	5.20%	4.90%	4.40%	0.40%
68	5.80%	5.30%	5.00%	4.50%	0.40%
69	5.90%	5.40%	5.10%	4.60%	0.40%
70	6.00%	5.50%	5.20%	4.70%	0.45%

IAINCADV[MM]21 (IAI-003-ADV)

Eligible Person’s Age (or younger Eligible Person’s age for joint Income Payments)	Income Percentages				Income Percentage Increases
	Level Income		Increasing Income
	Single Income Payments	Joint Income Payments	Single Income Payments	Joint Income Payments
71	6.10%	5.60%	5.30%	4.80%	0.45%
72	6.20%	5.70%	5.40%	4.90%	0.45%
73	6.30%	5.80%	5.50%	5.00%	0.45%
74	6.40%	5.90%	5.60%	5.10%	0.45%
75	6.50%	6.00%	5.70%	5.20%	0.50%
76	6.60%	6.10%	5.80%	5.30%	0.50%
77	6.70%	6.20%	5.90%	5.40%	0.50%
78	6.80%	6.30%	6.00%	5.50%	0.50%
79	6.90%	6.40%	6.10%	5.60%	0.50%
80+	7.00%	6.50%	6.20%	5.70%	0.55%
On the Index Effective Date we establish an initial Income Percentage for each Eligible Person’s current age, or the younger Eligible Person’s current age for joint payments. If you make additional Purchase Payments after the Index Effective Date, we use the Eligible Person’s current age on the next Index Anniversary after we receive the additional Purchase Payments to determine the Income Percentages for those payments. We establish an Income Percentage Increase for each Eligible Person based on their current age on the Index Effective Date. For joint Income Payments, we use the age of the younger Eligible Person. There are restrictions on which Eligible Person can become a Covered Person if you select single Income Payments, and joint Income Payments may not be available if the age difference between spouses is too great, as stated in prospectus section 3, Eligible Person(s) and Covered Person(s).
•
To Receive the Income Benefit terms and Income Multiplier Benefit terms reflected in this Supplement: Your application must be signed within the time period stated above and we must also receive the initial Purchase Payment within 60 calendar days after the end of this time period. However, if these criteria are not met but the Income Benefit terms and Income Multiplier Benefit terms of the next-effective Supplement do not change, then you shall be subject to the terms of that next-effective Income Benefit Supplement, and we will extend the period for receiving the initial Purchase Payment to 60 days after the end of the time period of that Supplement. If these conditions are not met, you will receive the Income Benefit terms and Income Multiplier Benefit terms that are in effect on your Issue Date. Under certain circumstances we may extend these time periods in a nondiscriminatory manner.

•
We cannot change the Income Benefit terms or Income Multiplier Benefit terms for your Contract once they are established. If the Income Benefit terms and Income Multiplier Benefit terms you receive are unacceptable, you can cancel your Contract during the right to examine period.

•	The Income Benefit provides no payment before the third Index Anniversary and until the Index Anniversary that the younger Eligible Person reaches age 50.
•	The Income Multiplier Benefit is not available before the fifth Contract Anniversary.

•	If you begin Income Payments before age 59½ the payments will generally be subject to a 10% additional federal tax.

IAINCADV[MM]21 (IAI-003-ADV)

ALLIANZ Index Advantage Income ADVSM VARIABLE ANNUITY CONTRACT
An individual flexible purchase payment index-linked and variable deferred annuity contract (the Contract)
Issued by Allianz Life® Variable Account B (the Separate Account) and
Allianz Life Insurance Company of North America (Allianz Life, we, us, our)
Prospectus Dated: August 12, 2021
Standard Annuity Features	Available Investment Options	Additional Features
• Five fixed annuitization options (Annuity Options) •  Free withdrawal privilege allows you to withdraw up to 10% of the total Annual Contribution Amounts (the amount that is subject to market value adjustment) during the seven-year market value adjustment period • Minimum distribution program for certain tax-qualified Contracts • Guaranteed death benefit
(Traditional Death Benefit)	• 31 index-linked investment options (Index Options) based on different combinations of five credit calculation methods (Crediting Methods), four nationally recognized third-party broad based equity securities indexes and an exchange-traded fund (Index or Indexes) , and three time periods for measuring Index performance (Term)	• Income Benefit:
Provides guaranteed lifetime income (Income Payments) based on a percentage of your investment value that can begin as early as age 50, or as late as age 100. This benefit is automatically included in the Contract, cannot be removed, and has an additional rider fee. • Maximum Anniversary Value Death Benefit:
Locks in any annual investment gains to potentially provide a death benefit greater than the Traditional Death Benefit. This optional benefit must be selected at issue, cannot be removed, and has an additional rider fee.
The risk of loss can become greater in the case of an early withdrawal (a withdrawal taken within seven years after a purchase payment is applied to an Index Option) due to the market value adjustment. The maximum loss from a market value adjustment on a full withdrawal is 10% of Contract Value, and on a partial withdrawal it is 10% of the amount withdrawn. Withdrawals will be subject to federal and state taxation, and withdrawals taken before age 59 1 ⁄ 2 may also be subject to a 10% additional federal tax. If this is a Non-Qualified Contract, a withdrawal will be taxable to the extent that gain exists within the Contract. A Non-Qualified Contract is a Contract that is not purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Internal Revenue Code (the Code) .

Crediting Methods Currently Available Only the Index Performance Strategy offers 1-year, 3-year, and 6-year Terms. All other Crediting Methods only offer 1-year Terms.	Indexes Currently Available with 1-year Terms	Indexes Currently Available with 3-year and 6-year Terms (Index Performance Strategy only)
• Index Protection Strategy with Declared Protection Strategy Credit (the DPSC is the return you receive if Index performance is zero or positive)
• Index Protection Strategy with Cap
• Index Precision Strategy (only available before Income Payments begin)
• Index Guard Strategy (only available before Income Payments begin)
• Index Performance Strategy (only available before Income Payments begin)	• S&P 500® Index • Russell 2000® Index • Nasdaq-100® Index • EURO STOXX 50® • iShares® MSCI Emerging Markets ETF	• S&P 500® Index • Russell 2000® Index
Crediting Methods, Indexes, and the 3-year and 6-year Terms may not be available in all states as detailed in Appendix D.

Crediting Method Highlights
All Crediting Methods provide a level of protection against negative Credits from negative Index performance, and a limit on positive Credits from positive Index performance. Credits are the return you receive from the Index Options.
	Negative Index Performance Protection	Positive Index Performance Participation Limit
Index Protection Strategy with DPSC	• 100% – You will never receive a negative Credit	• Declared Protection Strategy Credits (DPSCs) – DPSCs cannot be less than 0.50%

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Crediting Method Highlights
All Crediting Methods provide a level of protection against negative Credits from negative Index performance, and a limit on positive Credits from positive Index performance. Credits are the return you receive from the Index Options.
	Negative Index Performance Protection	Positive Index Performance Participation Limit
Index Protection Strategy with Cap	• 100% – You will never receive a negative Credit	• Caps (the upper limit on positive Index performance) – Caps cannot be less than 0.50%
Index Precision Strategy	• Buffers (the amount of negative Index performance we absorb over the duration of a Term before you receive a negative Credit) – Buffers cannot be less than 5%	• Precision Rates (the return you receive if Index performance is zero or positive) – Precision Rates cannot be less than 3%
Index Guard Strategy	• Floors (the maximum amount of negative Index performance you absorb) – Floors cannot be less than -25%	• Caps – Caps cannot be less than 3%
Index Performance Strategy	• Buffers – Buffers cannot be less than 5%	• 1-year Term: Caps – Caps cannot be less than 3%
•  3-year and 6-year Terms: Caps and Participation Rates
(a percentage of Index performance)
–  Caps for 3-year Terms cannot be less than 5%
–  Caps for 6-year Terms cannot be less than 10%
–  Both 3-year and 6-year Terms can be “uncapped” (i.e., we do not declare a Cap for that Term)
– Participation Rates cannot be less than 100%
The Contract’s risks are described in Risk Factors on page 31 of this prospectus.
Variable Investment Option – AZL® Government Money Market Fund
You can allocate the money you put into the Contract (Purchase Payments) to any or all of the available Index Options. However, you cannot allocate Purchase Payments to the AZL Government Money Market Fund. The sole purpose of the AZL Government Money Market Fund is to hold Purchase Payments until they are transferred to the Index Options on the Index Effective Date or the next Index Anniversary. You may also transfer Contract Value among the Index Options subject to certain restrictions described in this prospectus. Your Contract Value is the current value of the Purchase Payments you invest that includes the returns of your selected Index Options and the AZL Government Money Market Fund. It reflects deductions we make for Contract fees, expenses, and investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract. All withdrawals you take reduce your Contract Value dollar for dollar, including partial withdrawals that may be subject to a  Market Value Adjustment (MVA) . An MVA is an increase or decrease to Contract Value based on changes in interest rates if you take a full or partial withdrawal, begin annuity payments, or we pay a death benefit within the seven-year MVA period.
The Index Options provide Credits calculated by us based on the performance of one or more Indexes over a Term as measured by the Index Return and the applicable Buffer, Floor, DPSC, Precision Rate, Cap, and/or Participation Rate. The Participation Rate may allow you to receive more than the Index Return if the Index Return is positive. We do not apply the Participation Rate if the Index Return is zero or negative. Only the Index Performance Strategy 3-year and 6-year Terms include a Participation Rate. The Index Return is the percentage change in Index value from the Term Start Date to the Term End Date. The Term Start Date is the date on which a Term begins and we set the DPSCs, Precision Rates, Caps, and Participation Rates for an Index Option; this can occur on either the Index Effective Date or an Index Anniversary. The Term End Date is the date on which a Term ends and we apply Credits; this can only occur on an Index Anniversary. The Index Effective Date is the first day we allocate assets to an Index Option. An Index Anniversary is a twelve-month anniversary of the Index Effective Date. Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term.
Credits may be positive, negative, or equal to zero, depending on the applicable Crediting Method and the performance of the applicable Index. The Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy allow negative Performance Credits. A negative Performance Credit means you can lose principal and previous earnings.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

These losses could be significant. A Performance Credit is the Credit you receive on a Term End Date for any Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy.
DPSCs, Precision Rates, Caps, and Participation Rates that we use to determine Credits for a Contract can change on each Term Start Date and may vary substantially based on market conditions. However, in extreme market environments, it is possible that all DPSCs, Precision Rates, Caps, and Participation Rates will be reduced to their respective minimums of 0.50%, 3%, 5%, 10%, or 100% as stated above. Buffers and Floors that we use to determine Credits for a Contract do not change once they are established. The Crediting Methods are described in greater detail in the Summary, and in section 5, Valuing Your Contract – Calculating Credits. The Indexes are described in Appendix A.
The Daily Adjustment is how we calculate Index Option Values on days other than the Term Start Date or Term End Date. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. If before the Term End Date you take a full or partial withdrawal, or when we deduct Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract, we calculate the Index Option Value by applying the Daily Adjustment. All withdrawals you take are subject to the Daily Adjustment, even withdrawals that are not subject to an MVA (MVA-Free Withdrawals) . MVA-Free Withdrawals include Income Payments, withdrawals you take under the free withdrawal privilege, and payments you take under our minimum distribution program. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn is also subject to a negative MVA, or is a deduction of Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
The value of Purchase Payments held in the AZL Government Money Market Fund (Variable Account Value) increase and decrease based on the AZL Government Money Market Fund’s performance. The Separate Account holds the shares of the AZL Government Money Market Fund subaccount that underlies the Contract. The AZL Government Money Market Fund does not provide any protection against loss of principal.
Index-linked and variable annuity contracts are complex insurance and investment vehicles. Before you invest, be sure to ask your Financial Professional (the person who advises you regarding the Contract) about the Contract’s features, benefits, risks, fees and expenses, whether the Contract is appropriate for you based upon your financial situation and objectives, and for a specific recommendation to purchase the Contract. We designed the Contract for people who are receiving ongoing investment advice from third-party Financial Professionals who may charge an investment advisory fee for their services. The deduction of this investment advisory fee is in addition to this Contract’s fees and expenses we assess. However, if you authorize your Financial Professional’s firm to receive investment advisory fees deducted from your Contract and meet the requirements specified in section 1, Investment Advisory Fees, the deduction of these investment advisory fees is not subject to an MVA, does not reduce the Annual Contribution Amounts, your Guaranteed Death Benefit Value, Income Payments, (including the amount used to determine the minimum guaranteed initial Income Payment under the level payment option), and is not subject to federal and state income taxes or a 10% additional federal tax. The Guaranteed Death Benefit Value is either:
•	total Purchase Payments reduced proportionately for withdrawals you take (including any MVA) if you select the Traditional Death Benefit, or
•	the Maximum Anniversary Value (the highest Contract Value on any Index Anniversary before age 91, increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take including any MVA) if you select the Maximum Anniversary Value Death Benefit.
All guarantees under the Contract, including Credits, are the obligations of Allianz Life and are subject to our claims paying ability and financial strength.
We base Income Payments on a percentage (Lifetime Income Percentage) of your Contract Value, not a guaranteed value. Income Payments made while your Contract Value is positive are a withdrawal of your own assets and reduce your Contract Value. If your Contract Value remains above zero when the Income Payments end, you may not realize a benefit from the Income Benefit; the chances of your Contract Value being reduced to zero may be minimal.
If you change ownership or Beneficiary(s) (the person(s) you designate to receive any death benefit) this may cause Income Payments to be unavailable or end prematurely.
Annual increases to the Lifetime Income Percentage(s) used to calculate Income Payments are not available until age 45. Income Payments have a minimum waiting period and must begin no later than age 100. Joint Income Payments are not

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

available if the age difference between spouses is more than 50 years, or more than 20 years if one spouse is age 80 on the Issue Date, or more than 25 years if one spouse is age 75 on the Issue Date.
If your Contract Value is reduced due to negative Credits and/or deductions for Contract fees, expenses, and/or withdrawals (including any MVA) and your initial annual maximum Income Payment cannot meet the $100 required minimum, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. Income Payments and the Income Benefit may also end prematurely if you withdraw more than the allowed annual maximum Income Payment, or you annuitize the Contract. For more information on the Income Benefit and Income Payments, see “How Does the Income Benefit Work” and “What Happens During the Income Period?” in the Summary; “Risks Associated with the Income Benefit” in Risk Factors; and section 9.
Please read this prospectus before investing and keep it for future reference. The prospectus describes all material rights and obligations of purchasers under the Contract. It contains important information about the Contract and Allianz Life that you ought to know before investing including material state variations. This prospectus is not offered in any state, country, or jurisdiction in which we are not authorized to sell the Contracts. You should rely only on the information contained in this prospectus. We have not authorized anyone to give you different information.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other federal government agency. An investment in this Contract involves investment risk including the possible loss of principal.
Allianz Life Variable Account B is the Separate Account that contains the assets held in the AZL Government Money Market Fund. Additional information about the Separate Account has been filed with the SEC and is available upon written or oral request without charge. A Statement of Additional Information (SAI) dated the same date as this Form N-4 prospectus includes additional information about the Contract. The SAI is also filed with the SEC on Form N-4 under File Number 333-255394 and is incorporated by reference into this prospectus. The SAI is available without charge by contacting us at the telephone number or address listed at the back of this prospectus. The SAI’s table of contents appears after the Privacy and Security Statement in this prospectus. The prospectus and SAI are also available on our website at www.allianzlife.com. The prospectus, SAI and other Contract information are also available on the EDGAR database on the SEC’s website (www.sec.gov).

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Allianz Index Advantage Income ADVSM Variable Annuity Prospectus – August 12, 2021

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Glossary
This prospectus is written in plain English. However, there are some technical words or terms that are capitalized and are used as defined terms throughout the prospectus. For your convenience, we included this glossary to define these terms.
Accumulation Phase – the first phase of your Contract before you request Annuity Payments. The Accumulation Phase begins on the Issue Date.
Annual Contribution Amount(s) – the total amount that is subject to an MVA when you take a withdrawal during the MVA period. We establish an Annual Contribution Amount on the Index Effective Date, and we establish additional Annual Contribution Amounts on each subsequent Index Anniversary if you make additional Purchase Payments. We do not reduce Annual Contribution Amounts for deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract.
Annuitant – the individual upon whose life we base the Annuity Payments. Subject to our approval, the Owner designates the Annuitant, and can add a joint Annuitant for the Annuity Phase. There are restrictions on who can become an Annuitant.
Annuity Date – the date we begin making Annuity Payments to the Payee from the Contract.
Annuity Options – the annuity income options available to you under the Contract.
Annuity Payments – payments made by us to the Payee pursuant to the chosen Annuity Option.
Annuity Phase – the phase the Contract is in once Annuity Payments begin.
Beneficiary – the person(s) or entity the Owner designates to receive any death benefit, unless otherwise required by the Contract or applicable law.
Buffer – for any Index Option with the Index Precision Strategy or Index Performance Strategy, this is the negative Index Return that we absorb over the duration of a Term (which can be either one, three, or six years) before applying a negative Performance Credit. We do not apply the Buffer annually on a 3-year or 6-year Term Index Option. On the Issue Date we establish a Buffer for each Index Option with the Index Precision Strategy and Index Performance Strategy. However, if after the Issue Date we add a new Index Option to the Index Precision Strategy or Index Performance Strategy, we establish the Buffer for it on the date we add the Index Option to your Contract. Buffers are stated in your Contract and do not change once they are established.
Business Day – each day on which the New York Stock Exchange is open for trading. Allianz Life is open for business on each day that the New York Stock Exchange is open. Our Business Day ends when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time.
Cap – for any Index Option with the Index Protection Strategy with Cap, Index Performance Strategy, or Index Guard Strategy, this is the upper limit on positive Index performance after application of any Participation Rate over the duration of a Term (which can be either one, three, or six years) and the maximum potential Credit for an Index Option. We do not apply the Cap annually on a 3-year or 6-year Term Index Option. On each Term Start Date, we set a Cap for each Index Option with the Index Protection Strategy with Cap, Index Performance Strategy, and Index Guard Strategy. The Caps applicable to your Contract are shown on the Index Options Statement.
Cash Value – the amount available upon liquidation (full withdrawal), and its one of the values available if you annuitize the Contract, or when we pay a death benefit. It is the Contract Value less any final product and rider fees and contract maintenance charge, and increased or decreased for any MVA.
Charge Base – the Contract Value on the preceding Quarterly Contract Anniversary (or the initial Purchase Payment received on the Issue Date if this is before the first Quarterly Contract Anniversary), increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take (including any MVA) and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. All withdrawals you take reduce the Charge Base, even MVA-Free Withdrawals. We use the Charge Base to determine the next product and rider fees we deduct.
Contract – the individual flexible purchase payment index-linked and variable deferred annuity contract described by this prospectus.
Contract Anniversary – a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Contract Value – the current value of the Purchase Payments you invest. On any Business Day, your Contract Value is the sum of your Index Option Value(s) and Variable Account Value. Variable Account Value fluctuates each Business Day that money is held in the AZL Government Money Market Fund. Index Option Value is increased or decreased on each Term End Date to reflect Credits, which can be negative with the Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy. A negative Credit means that you can lose principal and previous earnings. The Index Option Values also reflect the Daily Adjustment on every Business Day other than the Term Start Date or Term End Date. All withdrawals you take reduce Contract Value dollar for dollar, even MVA-Free Withdrawals. Contract Value is also reduced dollar for dollar for deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. However, Contract Value does not reflect future fees and expenses we would apply on liquidation. The Cash Value reflects all Contract fees and expenses we would apply on liquidation (including any MVA).
Contract Year – any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary.
Covered Person(s) – the person(s) upon whose age and lifetime(s) we base Income Payments as discussed in section 2. Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date.
Credit – the return you receive on the Term End Date from the Index Options. Credits may be positive, zero, or, in some instances, negative if you select the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy. A negative Credit means that you can lose principal and previous earnings.
Crediting Method – a method we use to calculate Credits for the Index Options.
Daily Adjustment – how we calculate Index Option Values on days other than the Term Start Date or Term End Date as discussed in the Summary – What is the Daily Adjustment?; section 5, Valuing Your Contract – Daily Adjustment; and Appendix B. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Credit that we will apply on the Term End Date. The Daily Adjustment for the Index Protection Strategy with DPSC and Index Protection Strategy with Cap cannot be negative.
Declared Protection Strategy Credit (DPSC) – the positive Credit you receive on a Term End Date for any Index Option with the Index Protection Strategy with DPSC if Index performance is zero or positive. You receive a Credit equal to the DPSC on the Term End Date if the current Index Value is equal to or greater than the Index Value on the Term Start Date. We set the DPSCs on each Term Start Date. The DPSCs provide predefined upside potential. The DPSCs applicable to your Contract are shown on the Index Options Statement.
Determining Life (Lives) – the person(s) designated at Contract issue and named in the Contract on whose life we base the guaranteed Traditional Death Benefit or Maximum Anniversary Value Death Benefit.
Eligible Person(s) – the person(s) whose age determines each Income Percentage and Income Percentage Increase that we use to calculate the Lifetime Income Percentages and Income Payments, and on whose lifetime we base Income Payments. There are restrictions on who can become an Eligible Person as stated in section 2.
Excess Withdrawal – while you are taking Income Payments, this is the amount of any withdrawal you take during an Income Benefit Year that causes the total amount withdrawn in that year to exceed the annual maximum Income Payment. However, we do not consider payments made under our minimum distribution program, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract to be Excess Withdrawals. We treat any portion of a withdrawal you take during the Income Benefit Year that is not an Excess Withdrawal as an Income Payment. Excess Withdrawals reduce your Contract Value, future Income Payments, Guaranteed Death Benefit Value, and may end your Contract. The Income Benefit is discussed in section 9.
Financial Professional – the person who advises you regarding the Contract.
Floor – for any Index Option with the Index Guard Strategy, this is the maximum amount of negative Index Return you absorb as a negative Performance Credit. On the Issue Date we establish a Floor for each Index Option with the Index Guard Strategy. However, if after the Issue Date we add a new Index Option to the Index Guard Strategy, we establish the Floor for it on the date we add the Index Option to your Contract. Floors are stated in your Contract and do not change once they are established.
Good Order – a request is in “Good Order” if it contains all of the information we require to process the request. If we require information to be provided in writing, “Good Order” also includes providing information on the correct form, with any required certifications, guarantees and/or signatures, and received at our Service Center after delivery to the correct

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

mailing, email, or website address, which are all listed at the back of this prospectus. If you have questions about the information we require, or whether you can submit certain information by fax, email or over the web, please contact our Service Center. If you send information by email or upload it to our website, we send you a confirmation number that includes the date and time we received your information.
Guaranteed Death Benefit Value – the guaranteed value that is available to your Beneficiary(s) on the first death of any Determining Life during the Accumulation Phase. The Guaranteed Death Benefit Value is either total Purchase Payments reduced proportionately for withdrawals you take (including any MVA) if you select the Traditional Death Benefit, or the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit. All withdrawals you take reduce the Guaranteed Death Benefit Value, even MVA-Free Withdrawals. However, we do not reduce the Guaranteed Death Benefit Value for deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. These deductions will, however, reduce the Contract Value we use to calculate the Maximum Anniversary Value.
Income Benefit – a benefit that is automatically included in your Contract at issue which is described in the Summary and section 9. Income Benefit has an additional rider fee and is intended to provide a payment stream for life in the form of partial withdrawals.
Income Benefit Anniversary – a twelve-month anniversary of the Income Benefit Date or any subsequent Income Benefit Anniversary. It is the date we determine Income Payment increases. Income Benefit Anniversaries always occur on Index Anniversaries.
Income Benefit Date – the date you choose to begin receiving Income Payments under the Income Benefit and the Income Period begins. The Income Benefit Date must be on an Index Anniversary.
Income Benefit Supplement – the supplement that must accompany this prospectus which contains the terms used to determine Income Payments for your Contract. The Income Benefit Supplement includes the Income Payment waiting period and the table showing the Income Percentages and Income Percentage Increases. The supplement also includes the income multiplier factor and income multiplier benefit wait period for the Income Multiplier Benefit. We cannot change these terms for your Contract once they are established. We publish any changes to the Income Benefit Supplement at least seven calendar days before they take effect on our website at www.allianzlife.com/indexincomeadvrates. The Income Benefit Supplement is also filed on EDGAR at www.sec.gov under Form S-1 File Number 333-255386.
Income Benefit Year – a twelve-month period beginning on the Income Benefit Date or a subsequent Income Benefit Anniversary.
Income Multiplier Benefit – a benefit automatically included with the Income Benefit, which is described in the Summary and section 9. The Income Multiplier Benefit has no additional charge and after the required wait period can increase your income to help pay for care if you should need it.
Income Payments – the guaranteed payments we make to you under the Income Benefit for the lifetime(s) of the Covered Person(s) that are generally based on the Contract Value and Lifetime Income Percentage for the payment type you select. Payment types include single or joint payments under either the Level Income or Increasing Income payment options. However, if you choose the Level Income payment option and meet certain age requirements, your initial annual maximum Income Payment will not be less than the Level Income Guarantee Payment Percentage multiplied by your total Purchase Payments reduced proportionately for withdrawals you take took (including any MVA). All withdrawals you take reduce your total Purchase Payments, even MVA-Free Withdrawals. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. Income Payments are discussed in section 9.
Income Percentages – amounts we use to determine the Lifetime Income Percentages. We establish Income Percentages for each payment type. Income Percentages are generally higher for single payments compared to joint, and for the Level Income payment option compared to Increasing Income. The Income Percentages are stated in the Income Benefit Supplement.
Income Percentage Increases – the amount that each Income Percentage can increase on each Index Anniversary up to and including the Income Benefit Date. We establish Income Percentage Increases for each Eligible Person based on their current age on the Index Effective Date. Income Percentage Increases are not available until the Eligible Person(s) reaches age 45. The Income Percentage Increases are stated in the Income Benefit Supplement.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Income Period – the period your Contract is in if you take Income Payments. The Income Period occurs during the Accumulation Phase and starts on the Income Benefit Date.
Increasing Income – a payment option available under the Income Benefit. It provides Income Payment increases on each Income Benefit Anniversary during the Income Period if your selected Index Option(s) receives a positive Credit. These increases can continue even if your Contract Value reduces to zero or if your Income Payments are converted to Annuity Payments.
Index (Indexes) – one (or more) of the nationally recognized third-party broad based equity securities price return Indexes or exchange-traded fund available to you under your Contract. The Indexes are price return Indexes as described in Appendix A.
Index Anniversary – a twelve-month anniversary of the Index Effective Date or any subsequent Index Anniversary. It is the date we apply Income Percentage Increases.
Index Effective Date – the first day we allocate assets to an Index Option and we establish Income Percentage Increases for each Eligible Person. The Index Effective Date is stated on the Index Options Statement and starts the first Index Year. When you purchase this Contract you select the Index Effective Date as discussed in section 3, Purchasing the Contract – Allocation of Purchase Payments and Contract Value Transfers.
Index Guard Strategy – one of the Crediting Methods available before the Income Period described in the Summary; and in section 5, Valuing Your Contract – Calculating Credits. The Index Guard Strategy calculates Performance Credits based on Index Returns subject to a Cap and Floor. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. The Index Guard Strategy is more sensitive to smaller negative market movements that persist over time because the Floor reduces the impact of large negative market movements. In an extended period of smaller negative market returns, the risk of loss is greater with the Index Guard Strategy than with the Index Performance Strategy and Index Precision Strategy.
Index Option – the index-linked investment options to which you can allocate Purchase Payments or transfer Contract Value. Each Index Option is the combination of an Index, a Crediting Method, and a Term. For the Index Performance Strategy 3-year and 6-year Term Index Options we also include the Buffer amount.
Index Option Base – an amount we use to calculate Credits and the Daily Adjustment. The Index Option Base is initially equal to the amounts you allocate to an Index Option. We reduce the Index Option Base proportionately for withdrawals you take (including any MVA), and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract; we increase/decrease it by the dollar of additional Purchase Payments allocated to, and transfers into or out of the Index Option; and we increase/decrease it by the percentage of any Credits.
Index Option Value – on any Business Day, it is equal to the portion of your Contract Value in a particular Index Option. We establish an Index Option Value for each Index Option you select. Each Index Option Value includes any Credits from previous Term End Dates and reflects proportional reductions for previous partial withdrawals you take (including any MVA), and previous deductions we made for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. On each Business Day, other than the Term Start Date or Term End Date, the Index Option Values also include an increase/decrease by the Daily Adjustment percentage.
Index Options Statement – the account statement we mail to you on the Index Effective Date and each Index Anniversary thereafter. On the Index Effective Date, the statement shows the initial Index Values, DPSCs, Precision Rates, Caps, and Participation Rates for the Index Options you selected. On each Index Anniversary, the statement shows the new Index Values, Credits received, and renewal DPSCs, Precision Rates, Caps, and Participation Rates that are effective for the next Term for the Index Options you selected that have reached their Term End Date. The Index Options Statement also shows any applicable Buffer or Floor for your selected Index Option(s). For any 3-year or 6-year Term Index Option you selected that has not reached its Term End Date the statement shows the current Index Anniversary’s Index Option Value, which includes the Daily Adjustment. During the Accumulation Phase and before the Income Period, the statement will also show the current Lifetime Income Percentages for each payment type available under the Income Benefit. During the Income Period it will show the maximum Income Payment available for the next year.
Index Performance Strategy – one of the Crediting Methods available before the Income Period described in the Summary; and in section 5, Valuing Your Contract – Calculating Credits. This Crediting Method offers 1-year, 3-year, and 6-year Terms. The Index Performance Strategy calculates Performance Credits based on Index Returns subject to any applicable Participation Rate, Cap, and Buffer. You can receive negative Performance Credits under this Crediting

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Method, which means you can lose principal and previous earnings. The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.
Index Precision Strategy – one of the Crediting Methods available before the Income Period described in the Summary; and in section 5, Valuing Your Contract – Calculating Credits. The Index Precision Strategy calculates Performance Credits based on Index Values and Index Returns subject to the Precision Rate and Buffer. You can receive negative Performance Credits under this Crediting Method, which means you can lose principal and previous earnings. The Index Precision Strategy may perform best in periods of small positive market movements because the Precision Rates will generally be greater than the DPSCs, but less than the Index Performance Strategy Caps. The Index Precision Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.
Index Protection Strategy with DPSC – one of the Crediting Methods available during the entire Accumulation Phase, including the Income Period, described in the Summary; and in section 5, Valuing Your Contract – Calculating Credits. The Index Protection Strategy with DPSC provides Credits equal to the DPSCs on the Term End Date if the current Index Value is equal to or greater than the Index Value on the Term Start Date. The Index Protection Strategy with DPSC does not allow negative Credits, and offers the least growth opportunity as DPSCs will generally be less than Precision Rates and Caps.
Index Protection Strategy with Cap – one of the Crediting Methods available during the entire Accumulation Phase, including the Income Period, described in the Summary; and in section 5, Valuing Your Contract – Calculating Credits. The Index Protection Strategy with Cap provides a Protection Credit based on Index Returns subject to a Cap, but does not allow negative Credits. The Index Protection Strategy with Cap offers more growth opportunity than Index Protection Strategy with DPSC, but less than Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy.
Index Return – the percentage change in Index Value from the Term Start Date to the Term End Date, which we use to determine the Protection Credits for any Index Option with the Index Protection Strategy with Cap, Performance Credits for any Index Option with the Index Performance Strategy or Index Guard Strategy, and negative Performance Credits for any Index Option with the Index Precision Strategy. The Index Return is the Index Value on the Term End Date, minus the Index Value on the Term Start Date, divided by the Index Value on the Term Start Date.
Index Value – an Index’s closing market price at the end of the Business Day on the Term Start Date and Term End Date as provided by Bloomberg or another market source if Bloomberg is not available.
Index Year – a twelve-month period beginning on the Index Effective Date or a subsequent Index Anniversary.
Issue Date – the date we issue the Contract. The Issue Date is stated in your Contract and starts your first Contract Year. Contract Anniversaries and Contract Years are measured from the Issue Date.
Joint Owners – the two person(s) designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract. Joint Owners must be spouses within the meaning of federal tax law.
Level Income – an Income Benefit payment option that provides an automatic annual increase to your Income Payments if your Contract Value increases from one Income Benefit Anniversary to the next during the Income Period.
Level Income Guarantee Payment Percentage – the minimum percentage of total Purchase Payments reduced proportionately for withdrawals you took (including any MVA) that you can receive as an Income Payment if you choose the Level Income payment option and meet certain age requirements as stated in section 9 – Calculating Your Income Payments.
Lifetime Income Percentage – the maximum percentage of Contract Value you can receive as an Income Payment on the Income Benefit Date. The Lifetime Income Percentages available to you before the Income Period are stated on the Index Options Statement.
Lock Date – this is the Business Day we execute a Performance Lock and capture an Index Option Value (which includes the Daily Adjustment) before the Term End Date.
Market Value Adjustment (MVA) – an increase or decrease to Contract Value based on changes in interest rates if within seven Index Years of the establishment of an Annual Contribution Amount you take a full or partial withdrawal,

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

begin Annuity Payments, or we pay a death benefit. We do not apply an MVA to MVA-Free Withdrawals, or to deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract.
Maximum Anniversary Value – the highest Contract Value on any Index Anniversary before age 91, increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take (including any MVA), used to determine the Maximum Anniversary Value Death Benefit as discussed in the Summary and section 10. All withdrawals you take reduce your Maximum Anniversary Value, even MVA-Free Withdrawals. Deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract do not reduce the Maximum Anniversary Value. These deductions will, however, reduce the Contract Value we use to calculate the Maximum Anniversary Value.
Maximum Anniversary Value Death Benefit – an optional benefit described in the Summary and section 10 that has an additional rider fee and is intended to potentially provide a death benefit greater than the Traditional Death Benefit. The Maximum Anniversary Value Death Benefit can only be added to a Contract at issue.
MVA-Free Withdrawals – withdrawals you take that are not subject to an MVA. MVA-Free Withdrawals include Income Payments, withdrawals you take under the free withdrawal privilege, and RMD payments you take under our minimum distribution program.
Non-Qualified Contract – a Contract that is not purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Code.
Owner – “you,” “your” and “yours.” The person(s) or entity designated at Contract issue and named in the Contract who may exercise all rights granted by the Contract.
Participation Rate – may allow you to receive more than the Index Return if the Index Return is positive, but the Participation Rate cannot boost Index Returns beyond any declared Cap. We do not apply the Participation Rate if the Index Return is zero or negative. We do not apply the Participation Rate annually. The Participation Rate is only available on the the Index Performance Strategy 3-year and 6-year Terms. The Participation Rate is not available on Index Performance Strategy 1-year Terms. We set Participation Rates on each Term Start Date. The Participation Rates applicable to your Contract are shown on the Index Options Statement.
Payee – the person or entity who receives Annuity Payments during the Annuity Phase.
Performance Credit – the Credit you receive on a Term End Date for any Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy. We base Performance Credits on Index Values and Index Returns after application of any Participation Rate as limited by the applicable Buffer, Floor, Precision Rate, or Cap. Performance Credits can be negative, which means you can lose principal and previous earnings.
Performance Lock – a feature that allows you to capture the current Index Option Value during the Term. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. After the Lock Date, Daily Adjustments do not apply to a locked Index Option for the remainder of the Term and the Index Option Value will not receive a Performance Credit on the Term End Date.
Precision Rate – the positive Performance Credit you receive for any Index Option with the Index Precision Strategy if Index performance is zero or positive. You receive a Performance Credit equal to the Precision Rate on the Term End Date if the current Index Value is equal to or greater than the Index Value on the Term Start Date. We set a Precision Rate for each Index Precision Strategy Index Option on each Term Start Date. The Precision Rates applicable to your Contract are shown on the Index Options Statement.
Protection Credit – the Credit you receive on the Term End Date for any Index Option with the Index Protection Strategy with Cap. We base Protection Credits on positive Index Returns limited by the Cap. Protection Credits cannot be negative.
Proxy Investment – provides a current estimate of what the Credit will be on the Term End Date taking into account any applicable Buffer, Floor, DPSC, Precision Rate, Cap, and/or Participation Rate. We use the Proxy Investment to calculate the Daily Adjustment on Business Days other than the Term Start Date or Term End Date. For more information, see Appendix B.
Proxy Value – the hypothetical value of the Proxy Investment used to calculate the Daily Adjustment as discussed in Appendix B.
Purchase Payment – the money you put into the Contract.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Qualified Contract – a Contract purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Code (for example, 401(a) and 401(k) plans), Individual Retirement Annuities (IRAs), or Tax-Sheltered Annuities (referred to as TSA contracts). Currently, we issue Qualified Contracts that may include, but are not limited to Roth IRAs, traditional IRAs and Simplified Employee Pension (SEP) IRAs.
Quarterly Contract Anniversary – the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary.
Separate Account – Allianz Life Variable Account B is the Separate Account that issues the variable investment portion of your Contract. It is a separate investment account of Allianz Life. The Separate Account holds the shares of the AZL Government Money Market Fund subaccount that underlies the Contracts. The Separate Account is divided into subaccounts, each of which invests exclusively in a variable investment option. The only currently available variable investment option is the AZL Government Money Market Fund. The Separate Account is registered with the SEC as a unit investment trust, and may be referred to as the Registered Separate Account.
Service Center – the area of our company that issues Contracts and provides Contract maintenance and routine customer service. Our Service Center address and telephone number are listed at the back of this prospectus. The address for mailing applications and/or checks for Purchase Payments may be different and is also listed at the back of this prospectus.
Term – The period of time, from the Term Start Date to the Term End Date, in which we measure Index Return to determine Credits.
Term End Date – The day on which a Term ends and we apply Credits. A Term End Date may only occur on an Index Anniversary. If a Term End Date does not occur on a Business Day, we consider it to occur on the next Business Day.
Term Start Date – The day on which a Term begins and we set the DPSCs, Precision Rates, Caps, and Participation Rates for an Index Option. A Term Start Date may only occur on the Index Effective Date or an Index Anniversary. If a Term Start Date does not occur on a Business Day, we consider it to occur on the next Business Day.
Traditional Death Benefit – the guaranteed death benefit automatically provided by the Contract for no additional fee described in the Summary and section 10.
Valid Claim – the documents we require to be received in Good Order at our Service Center before we pay any death claim. This includes the death benefit payment option, due proof of death, and any required governmental forms. Due proof of death includes a certified copy of the death certificate, a decree of court of competent jurisdiction as to the finding of death, or any other proof satisfactory to us.
Variable Account Value – on any Business Day, it is the value of the shares in the AZL Government Money Market Fund subaccount which holds your Purchase Payments until the Index Effective Date or the next Index Anniversary. The Variable Account Value increases and decreases based on the performance of the AZL Government Money Market Fund and reflects deduction of the fund’s operating expenses, and previous deductions we made for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Summary
The Index Advantage Income ADV SM is a product that offers index-linked investment options and allows you to defer taking regular fixed periodic payments (Annuity Payments) to a future date. During the first phase of your Contract (Accumulation Phase) your Contract Value fluctuates based on the performance of your selected Index Options and the AZL Government Money Market Fund (for Purchase Payments that have not yet been transferred to the Index Options) and deduction of Contract fees and expenses. During this phase you can make additional Purchase Payments (until you request Income Payments), you can take withdrawals, and if you die we pay a death benefit to your named Beneficiary(s). If you request Income Payments, your Contract will enter the Income Period . The Income Period occurs during the Accumulation Phase. If you request Annuity Payments, the Accumulation Phase and Income Period (if applicable) ends and the Annuity Phase begins. Annuity Payments are fixed payments we make based on the Annuity Option you select and the greater of your Contract Value (which reflects any previously deducted Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract) or Cash Value. Your Cash Value is the amount available upon liquidation (full withdrawal), and it is one of the values available if you annuitize the Contract, or when we pay a death benefit. It is the Contract Value less any final product and rider fees and contract maintenance charge, and increased or decreased for any MVA.
Purchasing a Contract: Key Features at a Glance
Issue Age (see section 3)	On the date we issue the Contract (the Issue Date), all Owners and the Annuitant must be either:
• age 80 or younger, or
• age 75 or younger if you select the Maximum Anniversary Value Death Benefit.
The Owner is the person or entity designated at issue who may exercise all Contract rights. The Annuitant is the individual upon whose life we base Annuity Payments.
Purchase Payment Standards (see section 3)	• $5,000 minimum initial Purchase Payment due on the Issue Date.
• We restrict additional Purchase Payments during the Accumulation Phase. Each Index Year before the Income Period you cannot add more than your initial amount without our prior approval. An Index Year is a twelve-month period beginning on the Index Effective Date or a subsequent Index Anniversary. Your initial amount is all Purchase Payments received before the first Quarterly Contract Anniversary of the first Contract Year. A Quarterly Contract Anniversary is the day that occurs three calendar months after the Issue Date or any subsequent Quarterly Contract Anniversary. A Contract Year is any period of twelve months beginning on the Issue Date or a subsequent Contract Anniversary. A Contract Anniversary is a twelve-month anniversary of the Issue Date or any subsequent Contract Anniversary. We allow you to add up to the initial amount in the remainder of the first Index Year, and each Index Year thereafter before the Income Period begins. The minimum additional Purchase Payment we will accept is $50.
• $3 million maximum in total Purchase Payments unless we give prior approval for a higher amount.
• We do not accept additional Purchase Payments during the Income Period or the Annuity Phase.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Purchasing a Contract: Key Features at a Glance
Allocation of Purchase Payments and Contract Value Transfers (see section 3)	You can allocate your Purchase Payments to any or all of the Index Options available under your Contract. We only allow assets to move into the Index Options on the Index Effective Date and on subsequent Index Anniversaries.
• As a result, we hold Purchase Payments in the AZL Government Money Market Fund until we transfer them to your selected Index Options according to your instructions. For additional Purchase Payments we receive after the Index Effective Date, we transfer the amounts held in the AZL Government Money Market Fund to your selected Index Options on the next Index Anniversary. However, you cannot allocate Purchase Payments to the AZL Government Money Market Fund .
• On each Index Option’s Term End Date, you can transfer Index Option Value (the portion of your Contract Value in a particular Index Option) between Index Options.
•  We do not allow assets to move into an established 3-year or 6-year Term Index Option until the Term End Date.
• Purchase Payments you allocate to an Index Option must be held in the Index Option for the full Term before they can receive a Credit. Therefore, additional Purchase Payments we receive after the Index Effective Date that you allocate to a 1-year Term Index Option are not eligible to receive a Credit until the second Index Anniversary after we receive them, or the fourth Index Anniversary after we receive them for allocations to a 3-year Term Index Option, or the seventh Index Anniversary after we receive them for allocations to a 6-year Term Index Option.
Daily Adjustment (see “What is the Daily Adjustment?” in this Summary and section 5)	• We apply a Daily Adjustment if before the Term End Date you take a full or partial withdrawal, or when we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. All withdrawals you take are subject to the Daily Adjustment, even MVA-Free Withdrawals.
• The Daily Adjustment takes into account any Index gains subject to the applicable DPSC, Precision Rate, Cap, and/or Participation Rate, or either any Index losses greater than the Buffer or Index losses down to the Floor, but in the form of the estimated present value. Therefore, the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor. However, the Daily Adjustment for the Index Protection Strategy with DPSC and Index Protection Strategy with Cap cannot be negative.
• In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn is also subject to a negative MVA, or is a deduction of Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
Performance Lock (see “What is the Performance Lock?” in this Summary and section 5)	A feature that allows you to capture the current Index Option Value during the Term. If we execute a Performance Lock for an Index Option we do not apply the Daily Adjustment to it for the remainder of the Term and the Index Option Value will not receive a Credit on the Term End Date.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Purchasing a Contract: Key Features at a Glance
Market Value Adjustment (MVA) (see section 5)	• An increase or decrease to Contract Value based on changes in interest rates if within seven Index Years of the establishment of an Annual Contribution Amount you take a full or partial withdrawal (including an Excess Withdrawal), begin Annuity Payments, or if we pay a death benefit. An Excess Withdrawal is the amount of any withdrawal taken during an Income Benefit Year that causes the total amount withdrawn in that year to exceed the annual maximum Income Payment. An Income Benefit Year is a period of twelve months beginning on the Income Benefit Date or any subsequent Income Benefit Anniversary.
• We do not apply an MVA to MVA-Free Withdrawals, or to deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract.
• The MVA will be negative if the corporate bond yield on the date of withdrawal is higher than the corporate bond yield on the date the Annual Contribution Amount was established, and vice versa. A negative MVA will decrease the Contract Value, and a positive MVA will increase the Contract Value.
• If you take a full withdrawal, begin Annuity Payments, or if we pay a death benefit the maximum total positive or negative MVA is 10% of Contract Value. On a partial withdrawal, we limit the maximum total positive or negative MVA to 10% of the amount withdrawn.
Product and Rider Fees (see the Fee Tables and section 6)	Accrued daily and deducted on each Quarterly Contract Anniversary. Each fee is calculated as a percentage of the Charge Base , which is the Contract Value on the preceding Quarterly Contract Anniversary increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take (including any MVA) and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. All withdrawals you take reduce the Charge Base, even MVA-Free Withdrawals.
• Product fee is 0.25%.
• Rider fee is 0.70% for the Income Benefit.
• Rider fee is 0.20% for the Maximum Anniversary Value Death Benefit. If you select this benefit, you will pay 1.15% in total annual Contract fees (product fee plus the rider fees).
Other Contract Fees and Expenses (see the Fee Tables and section 6)	• $50 contract maintenance charge assessed annually if the total Contract Value is less than $100,000.
• AZL Government Money Market Fund operating expenses before fee waivers and expense reimbursements of 0.66% of the average daily net assets.
You can withdraw your Cash Value subject to any applicable federal and state taxation. Withdrawals taken before age 59 1 ⁄ 2 may also be subject to a 10% additional federal tax.
Free Withdrawal Privilege (see section 7)	Allows you to withdraw 10% of your total Annual Contribution Amounts each Index Year during the Accumulation Phase and before the Income Period without incurring an MVA.
• Any unused free withdrawal privilege in one Index Year is not added to the amount available in the next Index Year.
• If you withdraw more than the free withdrawal privilege we will apply an MVA if the withdrawal is taken from an Annual Contribution Amount that we established within the last seven Index Years.
• Not available if you take a full withdrawal of your Cash Value or during the Income Period. If you take a full withdrawal you will be subject to an MVA on any Annual Contribution Amounts that are still within the seven Index Year MVA period. This may include amounts you previously withdrew under the free withdrawal privilege.
Minimum Distribution Program and Required Minimum Distribution (RMD) Payments (see section 7)	If you own an Individual Retirement Annuity (IRA) or SEP IRA Contract, this program provides payments to you designed to meet the Code’s minimum distribution requirements. These withdrawals:
• reduce the amount available under the free withdrawal privilege before the Income Period, but
• are not subject to an MVA if you exceed the free withdrawal privilege before the Income Period, and are not considered to be an Excess Withdrawal during the Income Period.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Purchasing a Contract: Key Features at a Glance
Annuity Payments (see section 8)	Annuity Payments can provide a guaranteed lifetime fixed income stream with certain tax advantages. We designed the Annuity Payments for Owners who no longer need immediate access to Contract Value to meet their short-term income needs.
• We offer five Annuity Options that provide payments for a guaranteed period, life, life with a guaranteed period, joint and last survivor, or joint and 2/3 survivor.
• We base Annuity Payments on the greater of your Contract Value or Cash Value, the Annuity Option you select, and the lifetime and age of the Annuitant(s).
• For an individually owned Contract, Annuity Payments can be either single or joint.
Income Benefit (see “How Does the Income Benefit Work?” later in this Summary and section 9)	The Income Benefit (0.70% rider fee) is automatically included in your Contract and you cannot remove it. It provides guaranteed lifetime Income Payments based on a percentage of your Contract Value.
• Once the Income Payment waiting period has expired, Income Payments can begin as early as age 50 or as late as age 100.
• Unlike Annuity Payments, the Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin.
• Once Income Payments begin your Crediting Methods are limited to the Index Protection Strategy with DPSC and Index Protection Strategy with Cap.
• The Income Benefit also includes the Income Multiplier Benefit for no additional charge, which can increase the annual maximum Income Payment after the required wait period to help pay for care if you should need it.

For information on the terms used to determine your Income Payments, please see the Income Benefit Supplement.
Death Benefit (see section 10)	When you purchase the Contract you select either the Traditional Death Benefit (no additional fee) or the Maximum Anniversary Value Death Benefit (0.20% rider fee). In either case, the death benefit is paid upon the first death of any Determining Life during the Accumulation Phase.
• We establish the Determining Lives at Contract issue and they generally do not change unless there is a change of ownership due to divorce, marriage, or establishment of a Trust.
• The Determining Life (or Lives) is either the Owner(s) or the Annuitant if the Owner is a non-individual. If a Determining Life dies during the Accumulation Phase your Beneficiary(s) will receive the greater of the Contract Value, Cash Value, or the Guaranteed Death Benefit Value. The Guaranteed Death Benefit Value is either total Purchase Payments reduced proportionately for withdrawals you take (including any MVA) if you select the Traditional Death Benefit, or the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit. Deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract, do not reduce the Guaranteed Death Benefit Value. These deductions will, however, decrease the Contract Value and Cash Value by the dollar amount withdrawn and reduce the likelihood of receiving increases to the Maximum Anniversary Value. In addition, because the death benefit is based on the greater of Contract Value, Cash Value or the Guaranteed Death Benefit Value, deductions we make for Contract fees, expenses, or authorized investment advisory fees reduce the death benefit available to your Beneficiaries.
• Withdrawals you take (including Income Payments) reduce your Guaranteed Death Benefit Value proportionately, which means this value may be reduced by more than the amount withdrawn.
• The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they can be equal.
• If you change Owner(s) the death benefit may be reduced to Contract Value.
Material Contract Variations (see Appendix D)	The product or certain product features may not currently be available in all states or all Contracts, may vary in your state (such as the free look), or may not be available from all selling firms or from all Financial Professionals. Your Financial Professional can also provide information regarding availability of Index Options.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Purchasing a Contract: Key Features at a Glance
Customer Service (see the last page of this prospectus)	If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197. Our Service Center is the area of our company that issues Contracts and provides Contract maintenance and routine customer service. You can also contact us by:
• mail at Allianz Life Insurance Company of North America, P.O. Box 561,
Minneapolis, MN 55440-0561, or
• email at Contact.Us@allianzlife.com.
Who Should Consider Purchasing the Contract?
We designed the Contract for people who are receiving ongoing investment advice from a Financial Professional who is appropriately licensed and in the business of providing investment advice. These people are looking for guaranteed lifetime income with continued access to Contract Value and a death benefit for a period of time, and a level of protection for their principal while providing potentially higher returns than are available on traditional fixed annuities. This Contract is not intended for someone who is seeking complete protection from downside risk, nor someone who is seeking unlimited investment potential.
We offer other annuity contracts that may address your investment and retirement needs. These contracts include variable annuities, registered index-linked annuities and fixed index annuities. These annuity products may offer different features and benefits more appropriate for your needs, including allocation options, fees and/or expenses that are different from those in the Contract offered by this prospectus. Not every contract is offered through every Financial Professional. Some Financial Professionals or selling firms may not offer and/or limit offering of certain features and benefits, as well as limit the availability of the contracts based on criteria established by the Financial Professional or selling firm. For more information about other annuity contracts, please contact your Financial Professional.
For example, these other annuity contracts may have different Index Options, and different rates and minimums for the Buffers, Floors, DPSCs, Precision Rates, Caps, and Participation Rates. DPSCs, Precision Rates, Caps, and Participation Rates may also be affected, positively or negatively, by expenses we incur in providing other contract features. For example, a product that deducts fees and expenses from Index Options may have higher DPSCs, Precision Rates, Caps, and Participation Rates than a contract that deducts fees and expenses only from variable investment options.
How Do the Crediting Methods Work?
All Crediting Methods provide a Credit on the Term End Date based on Index Values and Index Returns. The Index Value is the Index’s price at the end of the Business Day on the Term Start Date and Term End Date, which we use to calculate the Index Return. A Business Day is each day the New York Stock Exchange is open for trading and it ends when regular trading on the New York Stock Exchange closes, which is usually at 4:00 p.m. Eastern Time. All of the Crediting Methods offer 1-year Term Index Options, but only the Index Performance Strategy also offers 3-year and 6-year Term Index Options.
The Index Protection Strategy with DPSC provides a Credit equal to the DPSC if the Index Value on the Term End Date is equal to or greater than the Index Value on the Term Start Date, regardless of the amount of actual Index Return. If the current Index Value is less than it was on the Term Start Date, the Credit is zero.
The Index Protection Strategy with Cap provides a Protection Credit.
•	If the Index Return is positive, the Protection Credit is equal to the Index Return up to the Cap.
•	If the Index Value on the Term End Date is equal to or less than the Index Value on the Term Start Date, the Protection Credit is zero.
The Index Precision Strategy provides a Performance Credit.
•	If the Index Value on the Term End Date is equal to or greater than the Index Value on the Term Start Date, regardless of the amount of actual Index Return, the Performance Credit is equal to the Precision Rate.
•	If the Index Return is negative and the loss is:
–	less than or equal to the Buffer, the Performance Credit is zero. We absorb any loss up to the Buffer.
–	greater than the Buffer, the negative Performance Credit is equal to the negative Index Return in excess of the Buffer. You participate in any losses beyond the Buffer.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The Index Guard Strategy also provides a Performance Credit.
•	If the Index Return is positive, the Performance Credit is equal to the Index Return up to the Cap.
•	If the Index Value on the Term End Date is equal to the Index Value on the Term Start Date, the Performance Credit is zero.
•	If the Index Return is negative, the negative Performance Credit is equal to the negative Index Return down to the Floor. You participate in any losses down to the Floor. We absorb any negative Index Return beyond the Floor.
The Index Performance Strategy also provides a Performance Credit.
•	If the Index Return is positive, the Performance Credit is equal to:
–	the Index Return up to the Cap for a 1-year Term.
–	Index Return multiplied by the Participation Rate, up to the Cap for a 3-year or 6-year Term. If the 3-year or 6-year Term is uncapped, the Performance Credit is equal to the Index Return multiplied by the Participation Rate. We apply the Participation Rate and Cap for the entire Term length; we do not apply the Participation Rate and Cap annually on a 3-year or 6-year Term.
•	If the Index Value on the Term End Date is equal to the Index Value on the Term Start Date, the Performance Credit is zero.
•	If the Index Return is negative and the loss is:
–	less than or equal to the Buffer, the Performance Credit is zero. We absorb any loss up to the Buffer. We apply the Buffer for the entire Term length; we do not apply the Buffer annually on a 3-year or 6-year Term Index Option.
–	greater than the Buffer, the negative Performance Credit is equal to the negative Index Return in excess of the Buffer. You participate in any losses beyond the Buffer.
A more detailed description of how we calculate Credits, including numerical examples, is included in section 5, Valuing Your Contract – Calculating Credits.
• The Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy allow negative Performance Credits. A negative Performance Credit means you can lose principal and previous earnings. These losses could be significant.
• Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term.
• If a 3-year or 6-year Term Index Option is “uncapped” for one Term (i.e., we do not declare a Cap for that Term) it does not mean that we will not declare a Cap for it on future Term Start Dates. On the next Term Start Date we can declare a Cap for the next Term, or declare it to be uncapped.
How Do the Crediting Methods Compare?
The Crediting Methods have different risk and return potentials.
What is the asset protection?
Index Protection Strategy with DPSC	• Most protection. • If the Index loses value, the Credit is zero. You do not receive a negative Credit.
Index Protection Strategy with Cap	• Most protection. • If the Index loses value, the Credit is zero. You do not receive a negative Credit.
Index Precision Strategy	• Less protection than the Index Protection Strategy with DPSC, Index Protection Strategy with Cap, and Index Guard Strategy. Protection may be more or less than what is available with the Index Performance Strategy depending on Buffers.
• Buffer absorbs a percentage of loss, but you receive a negative Performance Credit for losses greater than the Buffer.
• Potential for large losses in any Term.
• More sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Precision Strategy than with the Index Guard Strategy.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

What is the asset protection?
Index Guard Strategy	• Less protection than the Index Protection Strategy with DPSC and Index Protection Strategy with Cap, but more than Index Precision Strategy and Index Performance Strategy.
• Permits a negative Performance Credit down to the Floor.
• Protection from significant losses.
• More sensitive to smaller negative market movements that persist over time because the Floor reduces the impact of large negative market movements.
• In an extended period of smaller negative market returns, the risk of loss is greater with the Index Guard Strategy than with the Index Performance Strategy and Index Precision Strategy.
• Provides certainty regarding the maximum loss in any Term.
Index Performance Strategy	• Less protection than the Index Protection Strategy with DPSC, Index Protection Strategy with Cap, and Index Guard Strategy. Protection may be more or less than what is available with the Index Precision Strategy depending on Buffers.
• Buffers may be different between 1-year, 3-year, and 6-year Terms. Buffers can also be different between Index Options with the same Term Length.
• Buffer absorbs a percentage of loss, but you receive a negative Performance Credit for losses greater than the Buffer.
• Potential for large losses in any Term.
• More sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. In a period of extreme negative market performance, the risk of loss is greater with the Index Performance Strategy than with the Index Guard Strategy.
• In extended periods of moderate to large negative market performance, 3-year and 6-year Terms may provide less protection than the 1-year Terms because, in part, the Buffer is applied over a longer period of time.

What is the growth opportunity?
Index Protection Strategy with DPSC	• Growth opportunity limited by the DPSCs.
• Least growth opportunity.
• May perform best in periods of small positive market movements.
• DPSCs will generally be less than the Precision Rates and Caps.
Index Protection Strategy with Cap	• Growth opportunity limited by the Caps.
• May perform best in periods of small positive market movements.
• Generally more growth opportunity than the Index Protection Strategy with DPSC, but less than the Index Precision Strategy, Index Guard Strategy, and Index Performance Strategy.
• Caps will generally be greater than DPSCs, but less than the Precision Rates and Caps for the Index Guard Strategy and Index Performance Strategy.
Index Precision Strategy	• Growth opportunity limited by the Precision Rates.
• May perform best in periods of small positive market movements.
• Generally more growth opportunity than the Index Protection Strategy with DPSC and Index Protection Strategy with Cap, but less than the Index Performance Strategy.
• Growth opportunity may be more or less than the Index Guard Strategy depending on Precision Rates and Caps.
Index Guard Strategy	• Growth opportunity limited by the Caps.
• May perform best in a strong market.
• Growth opportunity that generally may be matched or exceeded only by the Index Performance Strategy. However, growth opportunity may be more or less than the Index Precision Strategy or Index Performance Strategy depending on Precision Rates and Caps.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

What is the growth opportunity?
Index Performance Strategy	• Growth opportunity limited by the Caps and/or Participation Rates. If we do not declare a Cap for a 3-year or 6-year Term Index Option there is no maximum limit on the positive Index Return for that Index Option. In addition, you can receive more than the positive Index Return if the Participation Rate applies and is greater than its 100% minimum.
• May perform best in a strong market.
• Generally the most growth opportunity. However, growth opportunity may be less than the Index Precision Strategy or Index Guard Strategy depending on Precision Rates, Caps, and/or Participation Rates.

What can change within a Crediting Method?
Index Protection Strategy with DPSC	• Renewal DPSCs for existing Contracts can change on each Term Start Date. • DPSCs are subject to a 0.50% minimum.
Index Protection Strategy with Cap	• Renewal Caps for existing Contracts can change on each Term Start Date. • Caps are subject to a 0.50% minimum.
Index Precision Strategy	• Renewal Precision Rates for existing Contracts can change on each Term Start Date.
• If we add a new Index Option to your Contract after the Issue Date, we establish the Buffer for it on the date we add the Index Option to your Contract. Your actual Buffers cannot change once they are established.
• Precision Rates are subject to a 3% minimum, and Buffers are subject to a 5% minimum.
Index Guard Strategy	• Renewal Caps for existing Contracts can change on each Term Start Date.
• If we add a new Index Option to your Contract after the Issue Date, we establish the Floor for it on the date we add the Index Option to your Contract. Your actual Floors cannot change once they are established.
• Caps are subject to a 3% minimum, and Floors are subject to a -25% minimum.
Index Performance Strategy	• Renewal Caps and/or Participation Rates for existing Contracts can change on each Term Start Date.
• If we add a new Index Option to your Contract after the Issue Date, we establish the Buffer for it on the date we add the Index Option to your Contract. Your actual Buffers cannot change once they are established.
• Caps are subject to a 3% minimum for 1-year Terms, 5% for 3-year Terms, or 10% for 6-year Terms. Participation Rates are subject to a 100% minimum. Buffers are subject to a 5% minimum.

• For any Index Option with the Index Precision Strategy or Index Performance Strategy, you participate in any negative Index Return in excess of the Buffer, which reduces your Contract Value. For example, if we set the Buffer at 5% we would absorb the first -5% of Index Return and you could lose up to 95% of the Index Option Value. However, for any Index Option with the Index Guard Strategy, we absorb any negative Index Return in excess of the Floor. For example, if we set the Floor at -25%, your maximum loss would be limited to -25% of the Index Option Value due to negative Index Returns.
• The minimum Buffer and Floor are the least amount of protection that you could receive from negative Index Returns for any Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy.
• DPSCs, Precision Rates, Caps, and Participation Rates as set by us from time-to-time may vary substantially based on market conditions. However, in extreme market environments, it is possible that all DPSCs, Precision Rates, Caps, and Participation Rates will be reduced to their respective minimums of 0.50%, 3%, 5%, 10%, or 100% as stated above.
• Buffers, Floors, DPSCs, Precision Rates, Caps, and Participation Rates can be different from Index Option to Index Option. For example, Caps for the Index Performance Strategy 1-year Terms can be different between the S&P 500® Index and the Nasdaq-100® Index, and Caps for the S&P 500® Index can be different between 1-year and 3-year Terms on the Index Performance Strategy, and between the 1-year Terms for the Index Guard Strategy and Index Performance Strategy. They may also be different from Contract-to-Contract depending on the Index Effective Date and the state of issuance.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Bar Chart Examples of the Crediting Methods Performance
The following hypothetical examples show conceptually how the Crediting Methods might work in different market environments and assume no change in the hypothetical DPSCs, Precision Rates, Caps, and/or Participation Rates. All values below are for illustrative purposes only. The examples do not reflect any Buffers, Floors, DPSCs, Precision Rates, Caps, and/or Participation Rates that may actually apply to a Contract. The examples do not predict or project the actual performance of the Index Advantage Income ADV SM . Although an Index or Indexes will affect your Index Option Values, the Index Options do not directly participate in any stock or equity investment and are not a direct investment in an Index. The Index Values do not include the dividends paid on the stocks comprising an Index. An allocation to an Index Option is not a purchase of shares of any stock or index fund. These examples do not reflect any withdrawals taken before the Term End Date, or deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Can the Crediting Methods, Terms, or Indexes Change?
We can add new Crediting Methods, Terms, and Indexes to your Contract in the future, and you can allocate Purchase Payments or transfer Contract Value to them on the next Index Anniversary after we make them available to you. Once we add a Crediting Method to your Contract we cannot remove it, or change how it calculates Credits. If we add a new Index Option to your Contract, we cannot change its Buffer or Floor after it is established. However, we can change the renewal DPSCs, Precision Rates, Caps, and/or Participation Rates associated with any Index Option on each Term Start Date.
Once we add an Index to your Contract, we cannot remove it without simultaneously replacing or substituting it. Index replacements and substitutions can occur either on a Term Start Date, Term End Date, or during a Term. If we substitute an Index during a Term, we will combine the return of the previously available substituted Index with the return of the new Index. However, if we substitute an Index, we do not change the Buffers or Floors applicable to your Contract, or the current DPSCs, Precision Rates, Caps, and/or Participation Rates that we set on the Term State Date. Any changes to the DPSCs, Precision Rates, Caps, and/or Participation Rates for the new substituted Index will occur at the next regularly scheduled Term Start Date. For more information, see Risk Factors – Substitution of an Index and Limitation on Further Investments.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

When Does Allianz Establish the Values Used to Determine Index Credits?
We establish the Buffers and Floors for your Contract on the Issue Date. However, if we add a new Index Option to your Contract after the Issue Date, we establish any applicable Buffer or Floor for it on the date we add the Index Option to your Contract. Your actual Buffers and Floors are stated in your Contract and cannot change once they are established.
We establish the initial DPSCs, Precision Rates, Caps, and Participation Rates for a newly issued Contract on the Index Effective Date and they cannot change until the next Term Start Date. You select the Index Effective Date when you purchase your Contract. It can be any Business Day from the Issue Date up to and including the first Quarterly Contract Anniversary, but it cannot be the 29th, 30th or 31st of a month. You should be aware that, generally, DPSCs, Precision Rates, Caps, and Participation Rates could change every seven calendar days. However, these rates are guaranteed to be available during the period stated on our website at www.allianzlife.com/indexincomeadvrates and cannot be superseded until that period ends. Therefore, if you select an Index Effective Date that is after the end of the free look period, you will bear the risk that initial DPSCs, Precision Rates, Caps, and Participation Rates may change and be less advantageous to you and that you will be subject to the contract maintenance charge, product fee, and rider fee if you then elect to cancel the Contract on or before the Index Effective Date, but after the free look period. You may review future rates at least seven calendar days before their effectiveness at www.allianzlife.com/indexincomeadvrates. You (or your Financial Professional, if authorized) can change your Index Effective Date at any time before it occurs to be an earlier or later date by submitting a request.
We can change the renewal DPSCs, Precision Rates, Caps, and Participation Rates for an existing Contract on each new Term Start Date, in our discretion. Your initial and renewal DPSCs, Precision Rates, Caps, and Participation Rates are stated in your Index Options Statement , which is the account statement we mail to you on the Index Effective Date and each Index Anniversary. The Index Options Statement also includes the Index Values on the Term Start Date and Term End Date. We use these Index Values to determine Index Returns and Credits.
For information on the Buffers, Floors, and initial DPSCs, Precision Rates, Caps, and Participation Rates we currently offer for newly issued Contracts, see our website at www.allianzlife.com/indexincomeadvrates. We publish any changes to these values at least seven calendar days before the Index Effective Date that they take effect. If you select the earliest Index Effective Date, the initial rates available for review on your Issue Date will be the rates on your Index Effective Date. However, if you choose to defer your Index Effective Date your initial rates may change from the values that were available on your Issue Date. You are responsible for reviewing the initial rates before your Index Effective Date to ensure your allocations and the product still meet your needs.
We will send you a letter at least 30 days before each Index Anniversary. This letter advises you that current DPSCs, Precision Rates, Caps, and Participation Rates are expiring, and that renewal rates for the next Term Start Date will be available for your review in your account on our website at least seven calendar days before they take effect on the upcoming Index Anniversary . Renewal rates are also available on our website at www.allianzlife.com/indexincomeadvrates. The Index Anniversary letter also reminds you of your opportunity to transfer your Index Option Values on any upcoming Term End Date.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

• If your Contract is within its free look period you may be able to take advantage of any increase in initial DPSCs, Precision Rates, Caps, and/or Participation Rates by cancelling your Contract and purchasing a new Contract.
• If the initial DPSCs, Precision Rates, Caps, and/or Participation Rates available on the Index Effective Date are not acceptable to you can:
– cancel your Contract if you are still within the free look period,
– request to extend your Index Effective Date if you have not reached your first Quarterly Contract Anniversary,
– on or before the Index Effective Date, cancel the Contract and request a full withdrawal of the money held in the AZL Government Money Market Fund and receive the Contract Value less any final product and rider fees and contract maintenance charge; prior to the Index Effective Date you are not subject to an MVA or Daily Adjustment, or
– after the Index Effective Date, cancel the Contract and request a full withdrawal of the Cash Value; after the Index Effective Date, you will be subject to an MVA and Daily Adjustment .
• DPSCs, Precision Rates, Caps, and Participation Rates may be different between newly issued and existing Contracts, and between existing Contracts issued on the same month and day in different years. For example, assume that in August 2023 we set Caps for the Index Performance Strategy 1-year Term with the S&P 500 ® Index as follows:
– 13% initial rate for new Contracts issued in 2023,
– 14% renewal rate for existing Contracts issued in 2022, and
– 12% renewal rate for existing Contracts issued in 2021.
What Are the Different Values Within the Contract?
The Contract provides the following values as discussed in section 5, Valuing Your Contract.
•	The Contract Value is the sum of your Variable Account Value and Index Option Values. Contract Value reflects any previously deducted Contract fees and expenses, but does not reflect Contract fees and expenses that we would apply on liquidation. The Cash Value reflects all Contract fees and expenses that we would apply on liquidation and any MVA.
•	Your Variable Account Value is the value of the shares in the AZL Government Money Market Fund subaccount which holds your Purchase Payments until the Index Effective Date or next Index Anniversary. It reflects deduction of the fund’s operating expenses, and previously assessed contract maintenance charge, product fee, and rider fees. It changes each Business Day based on the performance of the AZL Government Money Market Fund.
•	Your total Index Option Value is the sum of the values in each of your selected Index Options. Each Index Option Value includes any Credits from previous Term End Dates, reduced proportionately for previous partial withdrawals you took (including any MVA), and previous deductions we made for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. Amounts removed from the Index Options during the Term for withdrawals you take and deductions we make for fees and expenses do not receive a Credit on the Term End Date, but the amount remaining does receive a Credit subject to the applicable Buffer, Floor, DPSC, Precision Rate, Cap, and/or Participation Rate.
–	On each Business Day during the Term other than the Term Start Date or Term End Date, we calculate the current Index Option Value by adding a Daily Adjustment to the Index Option Base. The Index Option Base is the amount you allocate to an Index Option. We reduce the Index Option Base proportionately for withdrawals you take (including any MVA), and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract; we increase/decrease it by the dollar amount of additional Purchase Payments allocated to, and transfers into or out of the Index Option; and we increase/decrease it by the percentage of any Credit.
What Is the Daily Adjustment?
The Daily Adjustment is how we calculate Index Option Values on Business Days other than the Term Start Date or Term End Date . The AZL Government Money Market Fund is not subject to the Daily Adjustment.
The Daily Adjustment can affect the amounts available for withdrawal, annuitization, payment of the death benefit, and the Contract Value used to determine the Charge Base and contract maintenance charge. The Daily Adjustment can be positive or negative. When the Daily Adjustment is positive, your Index Option Value has increased since the Term Start Date.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

When it is negative, your Index Option Value has decreased (excluding the effect of the deduction of Contract expenses or any partial withdrawal). However, the Daily Adjustment for the Index Protection Strategy with DPSC and Index Protection Strategy with Cap cannot be negative.
We calculate the Daily Adjustment for a given Business Day before we deduct any Contract fees or expenses or process any partial withdrawal on that Business Day, including MVA-Free Withdrawals. However, the Daily Adjustment calculation is not affected by any Contract fee or expense deduction, partial withdrawal, or MVA. The Daily Adjustment does not change the Contract fee or expense deducted, or the withdrawal amount; it only changes the Index Option Value from which we deduct the Contract fee or expense, or withdrawal.
The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Credit that we will apply on the Term End Date. The Daily Adjustment takes into account:
(i)	any Index gains during the Term subject to the applicable DPSC, Precision Rate, Cap, and/or Participation Rate,
(ii)	either any Index losses greater than the Buffer or Index losses down to the Floor (not applicable to the Index Protection Strategy with DPSC or the Index Protection Strategy with Cap), and
(iii)	the number of days until the Term End Date.
The Daily Adjustment does this by using the hypothetical value of a Proxy Investment (Proxy Value) each Business Day, other than the Term Start Date or Term End Date, based on the formulas described in Appendix B. The Proxy Investment provides a current estimated present value of what the Credit will be on the Term End Date taking into account the applicable Buffer, Floor, DPSC, Precision Rate, Cap, and/or Participation Rate. The Daily Adjustment is not the actual Index return on the day of the calculation, and the estimated present value Credit is not guaranteed. Therefore, the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn is also subject to a negative MVA, or is a deduction of Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
A withdrawal taken during the Term may not receive the full benefit of the Buffer or Floor because the Daily Adjustment takes into account what may potentially happen between the withdrawal date and the Term End Date. All other factors being equal, even if the current Index return during the Term is greater than the Precision Rate or Cap, the Daily Adjustment will usually be lower than the Precision Rate or Cap. For the Index Protection Strategy with DPSC, even if the current Index return during the Term is greater than the or equal to zero, the Daily Adjustment will usually be lower than the DPSC. This is because there is a possibility that the Index return could decrease before the Term End Date. Similarly, even though a negative Index return may be within the amount of the Buffer for the Index Precision Strategy and Index Performance Strategy, you still may receive a negative Daily Adjustment because there is a possibility that the Index Return could decrease before the Term End Date. The Daily Adjustment for 3-year and 6-year Term Index Options may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due to the difference in Term length. Also, the risk of a negative Daily Adjustment is greater for 3-year and 6-year Term Index Options than 1-year Term Index Options due to the Term length. 3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%. Finally, a negative Index return for the Index Guard Strategy may result in you receiving a Daily Adjustment lower than the Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the Floor until the Term End Date. A negative Daily Adjustment may cause you to realize loss of principal or previous earnings.
The Daily Adjustment’s risks are discussed in more detail in Risk Factors – Risk of Negative Returns. The specific details of the Daily Adjustment formula are described in Appendix B and in Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.
What is the Performance Lock?
You can capture the current Index Option Value (which includes the Daily Adjustment) on any Business Day during the Term through our Performance Lock feature. You (or your Financial Professional, if authorized) can request Performance Locks based on the Daily Adjustment. On our website the Daily Adjustment is included in the Index Option Value return figures. Additionally, you can transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date by executing a Performance Lock on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Anniversary of a 6-year Term. The Business Day that we execute a Performance Lock is the Lock Date for that Index Option.
We will not provide advice or notify you regarding whether you should exercise a Performance Lock or the optimal time for doing so. We will not warn you if you exercise a Performance Lock at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock.
How Does the Income Benefit Work?
The Income Benefit is automatically included in your Contract at issue and you cannot remove it. It provides guaranteed lifetime Income Payments until annuitization. Unlike Annuity Payments, the Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin. However, once Income Payments begin only the Index Options with the Index Protection Strategy with DPSC and Index Protection Strategy with Cap are available to you. The Income Benefit has a rider fee as discussed in the Fee Tables, and section 6, Expenses.
We designed Income Payments to last for the lifetime of the Covered Person(s). Covered Person(s) are based on the Eligible Person(s) and the Income Payment type you select on the Income Benefit Date. We establish Eligible Person(s) at issue based on the Contract’s ownership and tax qualification status.
We generally base Income Payments on the Lifetime Income Percentage and your Contract Value. We base each Lifetime Income Percentage on its Income Percentage(s) and Income Percentage Increase (the amount that each Income Percentage can increase on each Index Anniversary up to and including the Income Benefit Date). On the Index Effective Date we establish:
•	An Income Percentage for each payment type using the Eligible Person’s current age, or younger Eligible Person’s current age for joint payments. This Income Percentage is also the initial Lifetime Income Percentage for each payment type.
•	An Income Percentage Increase for each Eligible Person based on their current age (or younger Eligible Person’s current age for joint payments). However, if there are two Eligible Person(s) the Index Options Statement will not display a single Lifetime Income Percentage for an Eligible Person who is only a Beneficiary, because only an Eligible Person who is also an Owner (or Annuitant if the Owner is a non-individual) can become a Covered Person if you select single payments.
During the Accumulation Phase on each Index Anniversary on and before the Income Benefit Date, we add an Income Percentage Increase to each Lifetime Income Percentage once the Eligible Person (or younger Eligible Person for joint payments) reaches age 45. This means if an Eligible Person is younger than age 44 on the Issue Date:
•	you will not receive an increase to a Lifetime Income Percentage based on that Eligible Person until the Index Anniversary that the Eligible Person (or younger Eligible Person for joint payments) reaches age 45, and
•	you will pay a rider fee during the period you are not eligible for an Income Percentage Increase.
The table showing the Income Percentages and Income Percentage Increases is stated in the Income Benefit Supplement. Additional Purchase Payments we receive after the Index Effective Date will adjust each Lifetime Income Percentage on the next Index Anniversary based on:
•	the Income Percentage for the Eligible Person’s current age, and
•	the Variable Account Value’s percentage of total Contract Value.
If we receive additional Purchase Payments after the Eligible Person reaches age 45, these Purchase Payments will increase the available Income Payment because they increase the Contract Value, although they actually decrease each Lifetime Income Percentage. An example of this is included in section 9, Lifetime Income Percentage Calculation Example.
Then when you are ready to take Income Payments, you can choose which Lifetime Income Percentage we use to calculate your payment. You will always be able to choose between Lifetime Income Percentages for the Level Income and Increasing Income payment options. Level Income provides an automatic annual increase to your Income Payments if your Contract Value increases from one Income Benefit Anniversary to the next. If you choose the Level Income payment option and meet certain age requirements, your initial Income Payment will not be less than a percentage (Level Income Guarantee Payment Percentage) of your total Purchase Payments reduced proportionately for withdrawals you took (including any MVA). All withdrawals you take reduce your total Purchase Payments, even MVA-Free Withdrawals. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees, expenses, and

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. Increasing Income provides Income Payment increases on each Income Benefit Anniversary during the Income Period if your selected Index Option(s) receives a positive Credit
If there are two Eligible Person(s) who both meet the exercise age requirements, you will also be able to choose between Lifetime Income Percentages for single and joint payments. If both Eligible Persons are also Owners, you will also be able to choose between single Lifetime Income Percentages based on each Eligible Person. The Lifetime Income Percentages available before the Income Benefit Date are displayed on the Index Options Statement. During the Income Period this statement will show the annual maximum Income Payment available for the next year. The annual maximum Income Payment displayed for the Level Income payment option will reflect the Level Income Guarantee Payment Percentage if this calculation results in a greater payment and you meet the age requirements stated in section 9, Calculating Your Income Payments.
There are restrictions on which Eligible Person can become a Covered Person if you select single Income Payments. Joint Income Payments are not available if the age difference between spouses is more than 50 years, or more than 20 years if the Traditional Death Benefit applies and one spouse is age 80 on the Issue Date, or more than 25 years if the Maximum Anniversary Value Death Benefit applies and one spouse is age 75 on the Issue Date (for more information see section 2, Eligible Person(s) and Covered Person(s)).
Income Payments are not available until the Index Anniversary that occurs on or after the Income Payment waiting period (which is stated in the Income Benefit Supplement) expires and the Eligible Person(s) reaches age 50. Income Payments must begin no later than age 100. If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. In addition, before the Income Period you are paying for a benefit that you are not currently using.
You choose your Income Payment frequency and amount subject to the annual maximum permitted payment. The payment option (Level Income or Increasing Income) you select determines how and when your annual maximum Income Payment will increase from one Income Benefit Anniversary to the next as described in section 9, Income Benefits - Automatic Annual Income Payment Increases. An Income Benefit Anniversary is a twelve-month anniversary of the Income Benefit Date that Income Payments begin.
We use Contract Value to calculate your initial annual maximum Income Payment, and Income Payment increases under the Level Income payment option. Negative Index Option performance, withdrawals you take, and deductions we make for Contract fees, expenses, and investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract decrease the Contract Value, which reduces the initial annual maximum Income Payment available to you, and the likelihood you will receive Income Payment increases if you select the Level Income payment option. Once established, the annual maximum Income Payment can only decrease if you take an Excess Withdrawal. Taking Excess Withdrawals can cause your Income Payments and Contract to end prematurely.
The Income Benefit also includes the Income Multiplier Benefit which, after the required wait period, can increase your income to help pay for care if you should need it. If you qualify for this benefit, we multiply your annual maximum Income Payment by the income multiplier factor. The income multiplier factor and income multiplier benefit wait period are stated in the Income Benefit Supplement.
• YOU SHOULD NOT PURCHASE THIS CONTRACT WITHOUT FIRST OBTAINING THE CURRENT INCOME BENEFIT SUPPLEMENT. We publish any changes to the Income Benefit Supplement at least seven calendar days before they take effect on our website at www.allianzlife.com/indexincomeadvrates .
• Please discuss the Income Benefit’s appropriateness with your Financial Professional and tax adviser .
What Happens During the Income Period?
•	You will receive Income Payments as long as a Covered Person is alive and continues to meet the requirements stated in section 2. However, Income Payments and the Income Benefit may end prematurely if you:
–	change the Owner(s) or Beneficiary and all Covered Persons are removed from the Contract because they no longer meet the requirements stated in section 2,
–	take an Excess Withdrawal that reduces the Contract Value to $2,000 or less, or
–	you annuitize your Contract. However, we can convert your Income Payment to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	If you begin Income Payments before age 59 1⁄2, the payments will generally be subject to a 10% additional federal tax.
•	Any part of your annual maximum Income Payment that you do not withdraw in a given Income Benefit Year remains in your Contract for the remainder of that year, but is not added to the annual maximum payment available next year.
•	Excess Withdrawals reduce your annual maximum Income Payment by the percentage of Contract Value withdrawn (including any MVA) on the next Income Benefit Anniversary.
•	You cannot make additional Purchase Payments. If your Contract includes the Traditional Death Benefit your Guaranteed Death Benefit Value no longer increases.
•	The Contract Value continues to fluctuate as a result of Index Option performance. However, only the Index Protection Strategy with DPSC and Index Protection Strategy with Cap are available to you. This may limit your Contract’s performance potential, and if your Contract includes the Maximum Anniversary Value Death Benefit, this may also limit your Guaranteed Death Benefit Value.
•	The Contract Value decreases on a dollar for dollar basis with each Income Payment, Excess Withdrawal, and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. If your Contract includes the Maximum Anniversary Value Death Benefit, this decrease in Contract Value also reduces the likelihood of locking in investment gains to the Maximum Anniversary Value.
•	Each Income Payment and any Excess Withdrawal also reduces your Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn (including any MVA), which means this value may be reduced by more than the amount withdrawn.
•	The Income Benefit rider fee continues until the Business Day the Contract Value reduces to zero, you annuitize the Contract, or the Income Benefit ends.
•	If your Contract also includes the Maximum Anniversary Value Death Benefit, its rider fee continues as indicated in section 6, Expenses.
•	The free withdrawal privilege is no longer available.
•	If you exercise the Income Multiplier Benefit, we will increase your annual maximum Income Payment for the remainder of that Income Benefit Year and the next year. To continue receiving this increase each Income Benefit Year you must reestablish eligibility. Any increase to your Income Payments as a result of this benefit will more rapidly reduce your Guaranteed Death Benefit Value.
•	If your Contract Value reduces to zero during the Income Period for any reason other than an Excess Withdrawal or annuitization that does not convert your Income Payments to Annuity Payments, you will continue to receive your maximum available Income Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person. If you exercised the Income Multiplier Benefit it will also end on the Income Benefit Anniversary that occurs on or immediately after your Contract Value reduces to zero, and although you receive the maximum available Income Payment, it will be less than the amount you previously received under the Income Multiplier Benefit.
An example of the effect of an Excess Withdrawal on the Guaranteed Death Benefit Value and the annual maximum Income Payment is included in section 9, Income Benefit – Excess Withdrawals.

Risk Factors
The Contract involves certain risks that you should understand before purchasing. You should carefully consider your income needs and risk tolerance to determine whether the Contract is appropriate for you. The level of risk you bear and your potential investment performance will differ depending on the Index Options you choose.
Liquidity Risks
We designed the Contract to be a long-term investment that you can use to help build and provide income for retirement. The Contract is not suitable for short-term investment.
If you need to take a full or partial withdrawal during the MVA period, we apply an MVA unless the withdrawal is an MVA-Free Withdrawal. We also apply the MVA during the MVA period if you take Annuity Payments or if we pay a death benefit. While MVA-Free Withdrawals provide some liquidity, they are permitted in only limited amounts or in special circumstances. If you need to withdraw most or all of your Contract Value in a short period, you will exceed the MVA-Free Withdrawal amounts available to you and we will apply an MVA.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The MVA can be positive or negative according to the interest rate environment as measured by the corporate bond yields through the Bloomberg Barclays US Long Corporate Bond Index. In periods when bond yields have significantly decreased, the MVA limit (the maximum total positive or negative MVA is either 10% of the amount withdrawn on a partial withdrawal, or 10% of Contract Value for a full withdrawal, Annuity Payments, or the death benefit) may reduce the amount you would have received from a positive MVA. In general, as the time remaining in the MVA period drops, a more substantial bond yield change is required to reach the 10% MVA limit. However, there are also other factors influencing how much bond yields would have to drop or increase to reach the 10% MVA limit including any gains or losses in the Contract and corporate bond yields at the time each Annual Contribution Amount begins. For example, assume you purchase a Contract with a single Purchase Payment of $100,000 allocated to one Index Option, the Issue Date is the Index Effective Date, the initial bond yield is 3%, and you take no partial withdrawals. On the second Index Anniversary, the Contract Value has decreased to $90,000 and you request a full withdrawal. The maximum negative MVA of -10% of Contract Value would occur if bond yields increased by 1.96% or more. If instead you wait and take a full withdrawal on the sixth Index Anniversary when the Contract Value has increased to $120,000, the maximum negative MVA of -10% of Contract Value would occur if bond yields increased by 14.04% or more.
We calculate the MVA as a percentage (called the MVA factor) of the amount of Purchase Payment withdrawn from an Annual Contribution Amount, not a percentage of Contract Value. Consequently, if the Contract Value has declined since the Annual Contribution Amount(s) were established and the MVA is negative, it is possible that the percentage of Contract Value withdrawn to cover the negative MVA would be greater than the MVA factor. For example, assume you buy the Contract with a single Purchase Payment of $10,000, your Index Effective Date is the Issue Date, and the yield on the Bloomberg Barclays US Long Corporate Bond Index on the Index Effective Date is 2%. On the 5 th Index Anniversary your Contract Value is $8,000 after we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract and you request a full withdrawal. If the yield on the Bloomberg Barclays US Long Corporate Bond Index has increased to 3%, the MVA factor is -1.932%. The MVA would be -$193.20 (-1.932% of $10,000). This results in you receiving $7,806.80.
In addition, upon a full withdrawal the free withdrawal privilege is not available to you, and we apply an MVA against Annual Contribution Amounts that are still within their MVA period. On a full withdrawal your total Annual Contribution Amounts may be greater than your Contract Value because the following reduce your Contract Value, but do not reduce your Annual Contribution Amounts: prior MVA-Free Withdrawals; deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract; and/or poor performance.
For more information on the MVA, including how we calculate the MVA factor, see section 5, Valuing Your Contract – Market Value Adjustment (MVA).
Amounts withdrawn from this Contract may also be subject to a 10% additional federal tax if taken before age 59 1⁄2.
We only apply Credits to the Index Options once each Term on the Term End Date, rather than on a daily basis. In the interim, we calculate Index Option Values based on the Daily Adjustment. Any assets removed from an Index Option during the Term for withdrawals you take (including MVA-Free Withdrawals), Annuity Payments, or deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract, or if we pay a death benefit, will not be eligible to receive a Credit on the Term End Date. These removed assets will not receive the full benefit of the Index Value and Index Return that would have been available on the Term End Date, or the full benefit of any Buffer or Floor. You will receive a Credit only on the Index Option Value remaining in an Index Option on the Term End Date.
You may transfer Index Option Values among the Index Options only on the Term End Date. At other times, you can only move assets out of an Index Option by taking a full or partial withdrawal, or entering the Annuity Phase. Additionally, you can transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date by executing a Performance Lock on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index Anniversary of a 6-year Term. These restrictions may limit your ability to react to changes in market conditions. You should consider whether investing in an Index Option is consistent with your financial needs.
Income Benefit Risks
The Income Benefit is automatically included in the Contract for an additional rider fee and you cannot remove it.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

We generally base Income Payments on the Lifetime Income Percentage you select and your Contract Value, not a guaranteed value. Decreases in Contract Value due to negative Index performance during the Accumulation Phase up to and including the Income Benefit Date, deductions for Contract fees and expenses, and withdrawals, also decrease the Income Payment amount available to you.
If you choose the Level Income payment option and meet the age requirements stated in section 9, Calculating Your Income Payments, your initial annual maximum Income Payment will not be less than the Level Income Guarantee Payment Percentage multiplied by your total Purchase Payments reduced proportionately for withdrawals you took (including any MVA). However, the Level Income Guarantee Payment Percentage is not available to you under the Level Income payment option if you do not meet the age requirements stated in section 9, or if you choose Increasing Income payment option.
Income Payments made while your Contract Value is positive are a withdrawal of your own assets and reduce your Contract Value. If your Contract Value remains above zero when the Income Payments end, you may not realize a benefit from the Income Benefit; the chances of your Contract Value being reduced to zero may be minimal.
We also base Income Payments on the Eligible Person(s) that we establish at issue. If you change Owners or Beneficiary(s), we may remove an Eligible Person or Covered Person as stated in section 2, which may cause Income Payments to be unavailable or end prematurely.
We use the age of the Eligible Person(s) to determine the Income Percentage(s) and Income Percentage Increases. Income Percentage Increases are not available until age 45. This means if an Eligible Person is younger than age 44 on the Issue Date, you will not receive an increase to a Lifetime Income Percentage based on that Eligible Person until the Index Anniversary that the Eligible Person (or younger Eligible Person for joint payments) reaches age 45, and you will pay a rider fee during the period you are not eligible for an Income Percentage Increase.
The eligibility period to begin Income Payments is subject to a waiting period and both a minimum and maximum age requirement for the Eligible Person(s). For single Income Payments we only allow an Eligible Person who is an Owner to become a Covered Person, and joint Income Payments may not be available if the age difference between spouses is too great, as stated in section 2, Eligible Person(s) and Covered Person(s). If you do not begin Income Payments during the eligibility period, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages.
In addition, if you have Contract Value in a 3-year or 6-year Term Index Option when you begin Income Payments and the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments.
The initial annual maximum Income Payment available to you must be at least $100. If your Contract Value on the Income Benefit Date is reduced and this $100 minimum cannot be met, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. Income Payments and the Income Benefit may also end prematurely if you take Excess Withdrawals, or you annuitize the Contract. However, we can convert your Income Payment to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
The Income Multiplier Benefit can provide increased income if you are confined for care, or are unable to perform at least two activities of daily living. However, this benefit has a waiting period and you must meet certain requirements to receive it. If you are unable to meet these requirements the Income Multiplier Benefit may not be available to you when you need it. If you qualify for the Income Multiplier Benefit, it also may not provide enough income to pay for the care you require. For joint Covered Persons, if you both qualify for this benefit at the same time you will get the same payment increase as a single Covered person; we do not apply the increase separately for each Covered Person.
For more information on the Income Benefit and Income Payments, see “How Does the Income Benefit Work?” and “What Happens During the Income Period?” in the Summary; and section 9.
Risk of Change to the Income Benefit Supplement Prior to the Issue Date
The Income Payment waiting period and the table showing the Income Percentages and Income Percentage Increases for your Contract and are stated in the Income Benefit Supplement that is in effect on the date you sign your application. The supplement also includes the income multiplier factor and income multiplier benefit wait period for the Income Multiplier Benefit. Your Financial Professional will give you a copy of the prospectus with the current Income Benefit supplement when you apply for a Contract. If we do not receive your initial Purchase Payment within 60 calendar days of the date you sign the application, and the Income Benefit Supplement terms have changed since this date, you will receive the Income Benefit Supplement terms that are in effect on the Issue Date instead of the terms that were in effect when you applied for

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

the Contract. You bear the risk that if there is a more than a 60-day delay between the time you apply for the Contract and the Issue Date the Income Benefit Supplement terms may change and be less advantageous to you. When we issue the Contract, we send you the current prospectus with the current Income Benefit Supplement. We cannot change these terms for your Contract once they are established. We publish any changes to these terms in an amended Income Benefit Supplement at least seven calendar days before they take effect on our website at www.allianzlife.com/indexincomeadvrates. The amended Income Benefit Supplement is also filed on EDGAR at www.sec.gov under Form S-1 File Number 333-255386, and Form N-4 File Number 333-255394. You can contact us to receive the Income Benefit Supplement applicable to your Contract by calling our Service Center at the toll-free telephone number listed at the back of this prospectus.
Risks of Investing in Securities
Returns on securities and securities Indexes can vary substantially, which may result in investment losses. The historical performance of the available Index Options and the AZL Government Money Market Fund does not guarantee future results. It is impossible to predict whether underlying investment values will fall or rise. Trading prices of the securities underlying the Index Options and the AZL Government Money Market Fund are influenced by economic, financial, regulatory, geographic, judicial, political and other complex and interrelated factors. These factors can affect capital markets generally and markets on which the underlying securities are traded and these factors can influence the performance of the underlying securities.
Index Option returns depend on the performance of an Index although you are not directly invested in the Index. Because the S&P 500® Index, Russell 2000® Index, Nasdaq-100® Index, EURO STOXX 50® and iShares® MSCI Emerging Markets ETF are each comprised of a collection of equity securities, in each case the value of the component securities is subject to market risk, or the risk that market fluctuations may cause the value of the component securities to go up or down, sometimes rapidly and unpredictably. In addition, the value of equity securities may decline for reasons directly related to the issuers of the securities.
S&P 500® Index. The S&P 500® Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and also may not be able to attain the high growth rate of successful smaller companies.
Russell 2000® Index. The Russell 2000® Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies.
Nasdaq-100® Index. The Nasdaq-100® Index is comprised of equity securities of the largest U.S. and non-U.S. companies listed on The Nasdaq Stock Market, including companies across all major industry groups except the financial industry. To the extent that the Nasdaq-100® Index is comprised of securities issued by companies in a particular sector, that company’s securities may not perform as well as companies in other sectors or the market as a whole. Also, any component securities issued by non-U.S. companies (including related depositary receipts) are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty).
EURO STOXX 50®. EURO STOXX 50® is comprised of the equity securities of large-capitalization companies in the Eurozone. The securities comprising EURO STOXX 50® are subject to the risks related to investments in foreign markets (e.g., increased price volatility; changing currency exchange rates; and greater political, regulatory, and economic uncertainty), and are significantly affected by the European markets and actions of the European Union.
iShares ® MSCI Emerging Markets ETF . The iShares ® MSCI Emerging Markets ETF seeks to track the investment results of the MSCI Emerging Markets Index, which is designed to measure equity market performance in the global emerging markets. The underlying index may include large-and mid-capitalization companies. iShares ® MSCI Emerging Markets ETF is an exchange-traded fund. The performance of the iShares ® MSCI Emerging Markets ETF may not replicate the performance of, and may underperform the underlying index. The price of the iShares ® MSCI Emerging Markets ETF will reflect expenses and fees that will reduce its relative performance. Moreover, it is also possible that the iShares ® MSCI Emerging Markets ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Information about the iShares ® MSCI Emerging Markets ETF is publicly available at www.ishares.com/prospectus.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The COVID-19 pandemic has at times led to significant volatility and negative returns in the financial markets. These market conditions have impacted the performance of the Indexes to which the Index Options are linked, as well as securities held by the AZL Government Money Market Fund. If these market conditions continue or reoccur, and depending on your individual circumstances (e.g., your selected Index Options and the timing of any Purchase Payments, transfers, or withdrawals), you may experience (perhaps significant) negative returns under the Contract. The COVID-19 pandemic and other market factors have resulted in an abnormally low interest rate environment, in which certain rates have gone negative. This low level of rates can affect the returns of an Index, the level of DPSCs, Precision Rates, Caps, and Participation Rates, and other product features, and the performance of your Contract. The duration of the COVID-19 pandemic, and the future impact that the pandemic may have on the financial markets and global economy, cannot be foreseen. You should consult with a Financial Professional about how the COVID-19 pandemic and the recent market conditions may impact your future investment decisions related to the Contract, such as purchasing the Contract or making Purchase Payments, transfers, or withdrawals, based on your individual circumstances.
Risk of Negative Returns
The AZL Government Money Market Fund does not provide any protection against negative returns. You can lose principal and previous earnings for Purchase Payments held in the AZL Government Money Market Fund and such losses could be significant.
If you allocate Purchase Payments or transfer Contract Value to an Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, negative Index Returns may cause Performance Credits to be either negative after application of the Buffer or negative down to the amount of the Floor. For the Index Performance Strategy, we apply the Buffer for the entire Term length; we do not apply the Buffer annually on a 3-year or 6-year Term Index Option. Ongoing deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract could also cause amounts available for withdrawal to be less than what you invested even if Index performance has been positive. You can lose principal and previous earnings if you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, and such losses could be significant. If you allocate Purchase Payments or transfer Contract Value to the Index Options with the Index Protection Strategy with DPSC or Index Protection Strategy with Cap you can also lose principal and previous earnings if you do not receive the DPSC or Protection Credit, or if the Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract are greater than the DPSC or Protection Credit. The maximum potential negative Performance Credit for the Index Performance Strategy and Index Precision Strategy is based on the Buffer. If the Buffer is 10% the maximum negative Performance Credit is -90%, and if the Buffer is 20% the maximum negative Performance Credit is -80%. The maximum potential negative Performance Credit for the Index Guard Strategy is the Floor (e.g., if the Floor -10% that is also the maximum potential negative Performance Credit). Such losses will be greater if you take a withdrawal that is subject to a negative MVA, or when we make deductions for Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
We calculate Index Options Values on each Business Day during a Term (other than the Term Start Date or Term End Date) by adding the Daily Adjustment. The Daily Adjustment affects the total Contract Value available for withdrawal, annuitization, and death benefits, and it affects how we determine the contract maintenance charge and Charge Base for the product and rider fees. The Daily Adjustment can be less than the Precision Rate or Cap even if the current Index return during the Term is greater than the Precision Rate or Cap. In addition, even though the current Index return during the Term may be positive, the Daily Adjustment may be negative due to changes in Proxy Value inputs, such as volatility, dividend yield, and interest rate. However, the Daily Adjustment for the Index Protection Strategy with DPSC and Index Protection Strategy with Cap cannot be negative. The Daily Adjustment is generally negatively affected by:
•	interest rate decreases,
•	dividend rate increases,
•	poor market performance, and

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	the expected volatility of Index prices. Increases in the expected volatility of Index prices negatively affect the Index Precision Strategy and Index Performance Strategy with 1-year Terms, while decreases in the expected volatility of Index prices negatively affect the Index Guard Strategy. For the Index Performance Strategy with 3-year and 6-year Terms, and Index Protection Strategy with Cap, the impact of changes in the expected volatility of Index prices is dependent on the market environment and the applicable Caps and Participation Rates. For the Index Protection Strategy with DPSC, the impact of changes in the expected volatility of Index prices is dependent on the market environment.
The Daily Adjustment for 3-year and 6-year Term Index Options may be more negatively impacted by changes to interest rates, dividend rates, market performance and the expected volatility of Index prices than 1-year Term Index Options because the longer Term length amplifies the impact of these market parameters on the expected Index Option Value at the Term End Date. The impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for a 3-year or 6-year Term Index Option because we apply the Cap and Buffer for the entire Term length, and the Term length is shorter for a 1-year Term. 3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%.
If you take a withdrawal from an Index Option with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy before the Term End Date, you could lose principal and previous earnings because of the Daily Adjustment even if Index performance is positive on that day or has been positive since the Term Start Date . If the current Index return during the Term is negative, the Daily Adjustment for these Index Options could result in losses greater than the protection provided by the Buffer or Floor. In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn is also subject to a negative MVA, or is a deduction of Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
Risks Associated with Calculation of Credits
We calculate Credits each Term on the Term End Date. Because we calculate Index Returns only on a single date in time, you may experience negative or flat performance even though the Index you selected for a given Crediting Method experienced gains through some, or most, of the Term. If you allocate Purchase Payments or transfer Contract Value to the Index Options with Index Protection Strategy with DPSC or Index Protection Strategy with Cap, positive returns are limited by the DPSCs and Caps. You are not subject, however, to potential negative Credits. The Precision Rates on the Index Options with Index Precision Strategy, and the Caps on the Index Options with Index Guard Strategy and Index Performance Strategy also limit positive returns and could cause performance to be lower than it would otherwise have been if you invested in a mutual fund or exchange-traded fund designed to track the performance of the applicable Index. For the Index Performance Strategy, we apply the Caps and/or Participation Rates for the entire Term length; we do not apply the Caps and/or Participation Rates annually on a 3-year or 6-year Term Index Option.
The Index Options do not directly participate in the returns of the Indexes or the Indexes’ component securities, and do not receive any dividends payable on these securities. Index returns would be higher if they included the dividends from the component securities. The past ten years of actual average of the annual Index returns without and with dividends would have been as follows:
	January 1, 2011 through December 31, 2020
	S&P 500® Index	Nasdaq-100® Index	Russell 2000® Index	EURO STOXX 50®	iShares® MSCI Emerging Markets ETF
Returns without dividends	12.15%	20.28%	10.65%	3.22%	2.27%
Returns with dividends	14.45%	21.66%	12.17%	7.09%	4.38%
DPSCs, Precision Rates, Caps, and Participation Rates may be adjusted on the next Term Start Date and may vary significantly from Term to Term. Changes to DPSCs, Precision Rates, Caps, and Participation Rates may significantly affect the amount of Credit you receive. For more information, see the “Changes to Declared Protection Strategy Credits (DPSCs), Precision Rates, Caps, Participation Rates, Buffers, and Floors” discussion later in this section.
The Crediting Methods only capture Index Values on the Term Start Date and Term End Date, so you will bear the risk that the Index Value might be abnormally low on these days.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Risks Associated with Performance Locks
If a Performance Lock is executed:
•	You will no longer participate in Index performance, positive or negative, for the remainder of the Index Year for the locked Index Option. This means that under no circumstances will your Index Option Value increase during the remainder of the Index Year.
•	You will not receive a Credit on any locked Index Option on the Term End Date.
•	We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value. This means you will not be able to determine in advance your locked Index Option Value, and it may be higher or lower than it was at the point in time you requested a Performance Lock, or if you set a lower target your locked Index Option Value could be less than your selected target. Through your account on our website you can request a Performance Lock based on upper and/or lower targets you set using Index Option Value returns.
•	If a Performance Lock is executed when your Daily Adjustment has declined, you will lock in any loss. It is possible that you would have realized less of a loss or no loss if the Performance Lock occurred at a later time, or if the Index Option was not locked.
•	We will not provide advice or notify you regarding whether you should exercise a Performance Lock or the optimal time for doing so. We will not warn you if you exercise a Performance Lock at a sub-optimal time. We are not responsible for any losses related to your decision whether or not to exercise a Performance Lock.
Substitution of an Index and Limitation on Further Investments
There is no guarantee that the Indexes will be available during the entire time that you own your Contract, including the Index we use to calculate the MVA. For the Index Options, if we substitute a new Index for an existing Index, the performance of the new Index may be different and this may affect your ability to receive positive Credits. We may substitute a new Index for an existing Index if:
•	the Index is discontinued,
•	we are unable to use the Index because, for example, changes to an Index make it impractical or expensive to purchase derivative hedging instruments to hedge the Index, or we are not licensed to use the Index,
•	the method of calculation of the Index Values changes substantially, resulting in significantly different Index Values and performance results. This could occur, for example, if an Index altered the types of securities tracked, or the weighting of different categories of securities, or
•	we determine in our sole discretion that the substitution is necessary. It is our policy that we will exercise this discretion only to respond as we deem necessary to unanticipated events outside of our direct control. This might include other events similar to those listed above, other changes to the Index (such as name or ownership changes) that legally may be considered a substitution or that do not align with our business strategy or values, or a breach by the Index provider of the Index intent or performance expectations.
If we add or substitute an Index, we first seek any required regulatory approval (from each applicable state insurance regulator) and then provide you with written notice. We also provide you with written notice if an Index changes its name. Substitutions of an Index for the Index Options may occur during a Term. If we substitute an Index during a Term we will combine the return of the replaced existing Index from the Term Start Date to the substitution date with the return of the new Index from the substitution date to the Term End Date. If we substitute an Index during a Term:
•	we do not change the Charge Base we use to calculate the product and rider fees, and
•	the Buffers, Floors, DPSCs, Precision Rates, Caps, and Participation Rates for the replaced Index will apply to the new Index. We do not change the Buffers and Floors applicable to your Contract, or the current DPSCs, Precision Rates, Caps, and Participation Rates that we set on the Term Start Date.
Changes to DPSCs, Precision Rates, Caps, and Participation Rates associated with the new Index, if any, may occur at the next regularly scheduled Term Start Date. Depending on the constitution of the replaced Index, the volatility of its investments, and our ability to hedge the Index’s performance, we may determine, in our discretion, to increase or decrease renewal DPSCs, Precision Rates, Caps, and Participation Rates associated with the new Index. However, we would not implement any change to reflect this difference until the next Term Start Date after the substitution. The substitution of an Index during a Term may result in an abnormally large change in the Daily Adjustment on the day we substitute the Index.
The selection of a substitution Index is in our discretion; however, it is anticipated that any substitute Index will be substantially similar to the Index it is replacing and we will replace any equity Index with a broad-based equity index.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

We may also discontinue accepting new allocations into a specific Index Option at any time.
Changes to Declared Protection Strategy Credits (DPSCs), Precision Rates, Caps, Participation Rates, Buffers, and Floors
We establish Buffers, Floors, and initial and renewal DPSCs, Precision Rates, Caps, and Participation Rates as indicated under “When Does Allianz Establish the Values Used to Determine Index Credits?” in the Summary section. This section also includes information on the notice we provide you of renewal changes on each Index Anniversary.
You should be aware that, generally, DPSCs, Precision Rates, Caps, and Participation Rates could change every seven calendar days. However, these rates are guaranteed to be available during the period stated on our website at www.allianzlife.com/indexincomeadvrates and cannot be superseded until that period ends. If you select the earliest Index Effective Date, the initial rates available for review on your Issue Date will be the rates on your Index Effective Date. However, if you choose to defer your Index Effective Date your initial rates may change from the values that were available on the Issue Date. You are responsible for reviewing the initial rates before your Index Effective Date to ensure your allocations and the product still meet your needs. In addition, if you select an Index Effective Date that is after the end of the free look period, you will bear the risk that initial DPSCs, Precision Rates, Caps, and Participation Rates may change and be less advantageous to you and that you will be subject to the contract maintenance charge, product fee, and rider fee if you then elect to cancel the Contract on or before the Index Effective Date, but after the free look period. You may review future rates at least seven calendar days before their effectiveness at www.allianzlife.com/indexincomeadvrates. You (or your Financial Professional, if authorized) can change your Index Effective Date at any time before it occurs to be an earlier or later date by submitting a request.
On each Term End Date you have the option of remaining allocated to your current Index Options at the renewal DPSCs, Precision Rates, Caps, and Participation Rates that we set on the next Term Start Date, or transferring to another permitted Index Option. At least seven calendar days before each Index Anniversary we publish renewal rates for the next Term Start Date for your review in your account on our website, and on our public website at www.allianzlife.com/indexincomeadvrates. If you do not review renewal change information when it is published, or take no action to transfer to another permitted Index Option, you will remain allocated to your current Index Options and will automatically become subject to the renewal DPSCs, Precision Rates, Caps, and Participation Rates until the next Term End Date.
You risk the possibility that the renewal DPSCs, Precision Rates, Caps, and Participation Rates you receive may be less than you would find acceptable. If you do not find the renewal rates acceptable, you must give us transfer instructions no later than the close of the Business Day on the Term End Date (or the next Business Day if the Term End Date is a non-Business Day) or you will be subject to these renewal DPSCs, Precision Rates, Caps, and Participation Rates for the next Term. When your renewal rates change the only options available to you are to transfer Index Option Value between Index Options, or take a full withdrawal (which may be subject to a negative MVA).
Initial and renewal DPSCs, Precision Rates, Caps, and Participation Rates may vary significantly depending upon a variety of factors, including:
•	market volatility,
•	our hedging strategies and investment performance,
•	the availability of hedging instruments,
•	the amount of money available to us through Contract fees and expenses to purchase hedging instruments,
•	your Index Effective Date,
•	the level of interest rates,
•	utilization of Contract benefits by Owners, and
•	our profitability goals.
The effect of a change in interest rates or other market conditions may not be direct or immediate. There may be a lag in changes to DPSCs, Precision Rates, Caps, and Participation Rates. In a rising interest rate environment, increases in DPSCs, Precision Rates, Caps, and Participation Rates, if any, may be substantially slower than increases in interest rates.
We manage our obligation to provide Credits in part by trading call and put options, and other derivatives on the available Indexes. The costs of the call and put options and other derivatives vary based on market conditions, and we may adjust future renewal DPSCs, Precision Rates, Caps, and Participation Rates to reflect these cost changes. The primary factor

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

affecting the differences in the initial DPSCs, Precision Rates, Caps, and Participation Rates for newly issued Contracts and renewal rates for existing Contracts is the difference in what we can earn from these investments for newly issued Contracts versus what we are earning on the investments that were made, and are being held to maturity, for existing Contracts. In some instances we may need to reduce both initial and renewal DPSCs, Precision Rates, Caps, and Participation Rates, or we may need to substitute an Index. You bear the risk that we may reduce DPSCs, Precision Rates, Caps, and Participation Rates, which reduces your opportunity to receive positive Credits. You also bear the risk that the Buffers and Floors for your Contract are small, which increases the risk that you could receive negative Performance Credits and incur losses.
Investment in Derivative Hedging Instruments
The Index Options are supported by bonds and other fixed income securities which are also used to support the Contract guarantees, cash, and derivative hedging instruments used to hedge the movements of the applicable Index.
At Contract issue, we invest a substantial majority of the initial Contract Value in fixed income securities, with most of the remainder invested in derivative hedging instruments. The derivative hedging instruments are purchased to track and hedge Index movements and support our obligations with regard to the Index Options. The derivative hedging instruments we purchase include put options, call options, futures, swaps, and other derivatives.
We currently limit our purchase of derivative hedging instruments to liquid securities. However, like many types of derivative hedging instruments, these securities may be volatile and their price may vary substantially. In addition, because we pay Credits regardless of the performance of derivative hedging instruments we purchase, we may incur losses on hedging mismatches or errors in hedging. Our experience with hedging securities may affect renewal DPSCs, Precision Rates, Caps, and Participation Rates for existing Contracts.
Risks of Deducting Investment Advisory Fees From the Contract
We designed the Contract to be owned by individuals (or a trust or other entity acting as an agent for a natural person) who are receiving ongoing investment advice from a Financial Professional. You can authorize your Financial Professional’s firm to receive investment advisory fees deducted from your Contract. Deductions we make for investment advisory fees reduce your Contract Value and Cash Value dollar for dollar. We do not consider these deductions to be RMD payments or Income Payments, and they do not reduce the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit. However, your initial annual maximum Income Payment, Income Payment increases under the Level Income payment option, and increases to the Maximum Anniversary Value are based on Contract Value. So these deductions reduce your initial annual maximum Income Payment, and reduce the likelihood you will receive Income Payment increases if you select the Level Income payment option, or receive increases to the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit. Contract Value is also one of the components we use to calculate RMD payments, so these deductions will reduce the Contract Value we use to calculate your RMD payments. In addition, because the death benefit is based on the greater or Contract Value, Cash Value or the Guaranteed Death Benefit Value, deductions we make for investment advisory fees reduce the death benefit available to your Beneficiaries.
Our Financial Strength and Claims-Paying Ability
We make Income Payments, Annuity Payments, and pay death benefits from our general account. Our general account assets are subject to claims by our creditors, and any payment we make from our general account is subject to our financial strength and claims-paying ability. We apply Credits from an unregistered, non-unitized, non-insulated separate account ( Separate Account IANA ). Like our general account, the assets in Separate Account IANA are subject to our general business operation liabilities and the claims of our creditors, and are also subject to our financial strength and claims paying ability. For more information on Separate Account IANA, see section 12, Other Information – Our Unregistered Separate Account.
As a result of the COVID-19 pandemic, economic uncertainties have arisen which could negatively impact Allianz Life’s net income and surplus. The extent to which the COVID-19 pandemic impacts our business (including our ability to timely process applications or claims), net income, and surplus, as well as our capital and liquidity position, will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Regulatory Protections
Allianz Life is not an investment company and therefore we are not registered as an investment company under the Investment Company Act of 1940, as amended, and the protections provided by this Act are not applicable to the guarantees we provide. The Separate Account is, however, registered as an investment company. Any allocations you make to an Index Option are not part of the Separate Account. Allianz Life is not an investment adviser and so is not subject to the Investment Advisers Act of 1940, and does not provide investment advice to you in connection with your Contract.
Your Contract is registered in accordance with the Securities Act of 1933 and the offering of the Contract must be conducted in accordance with the requirements of this Act. In addition, the offer and sale of the Contract is subject to the provisions of the Securities Exchange Act of 1934.
The Contract is filed with and approved by each state in which the Contract is offered. State insurance laws provide a variety of regulatory protections.

Fee Tables
These tables describe the fees and expenses you pay when purchasing, owning and taking a withdrawal from the Contract. For more information, see section 6, Expenses. These tables do not reflect any investment advisory fees that you pay from your other assets, or fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. If investment advisory fees were reflected, fees and expenses would be higher. Amounts withdrawn from the Index Options may be subject to an MVA, which can be negative as discussed in section 5, Valuing Your Contract - Market Value Adjustment (MVA). The maximum negative MVA that we can apply on a full withdrawal is -10% of the Contract Value, and on a partial withdrawal it is -10% of the amount withdrawn.
Owner Transaction Expenses
Premium Tax(1)	3.5%
(as a percentage of each Purchase Payment)

	Index Protection Strategy with DPSC and Index Protection Strategy with Cap	Index Precision Strategy and Index Performance Strategy	Index Guard Strategy
Daily Adjustment	0%	99%	35%
(as a percentage of Index Option Value, applies for distributions from an Index Option before the Term End Date) (2)
Owner Periodic Expenses
Contract Maintenance Charge (3)	$50
(per Contract per year)
(1)	Not currently deducted, but we reserve the right to do so in the future. This is the maximum charge we could deduct if we exercise this right, as discussed in section 6, Expenses – Premium Tax.
(2)	Applies if you take a full or partial withdrawal, or when we deduct Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract before the Term End Date. The actual Daily Adjustment calculation is determined by a formula described in Appendix B. The Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor.
(3)	Waived if the Contract Value is at least $100,000, as discussed in section 6, Expenses – Contract Maintenance Charge.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Contract Annual Expenses
Annual Contract Fees (4) (as a percentage of the Charge Base)
Product Fee	0.25%
Rider Fee for the Income Benefit	0.70%
Rider Fee for the optional Maximum Anniversary Value Death Benefit	0.20%
Total Contract Fees for Contracts with the Income Benefit and optional Maximum Anniversary Value Death Benefit	1.15%
(4)	We assess the product and rider fees during the Accumulation Phase (and Income Period, if applicable), but we do not assess the product or rider fees during the Annuity Phase. See section 6, Expenses – Annual Contract Fees: Product and Rider Fees.
Annual Operating Expenses of the AZL Government Money Market Fund
The table below describes in detail the total annual operating expenses of the AZL Government Money Market Fund before fee waivers and/or expense reimbursements. We show the expenses as a percentage of the AZL Government Money Market Fund's average daily net assets for the most recent fiscal year ended December 31, 2020. Expenses may vary in current and future years. See the AZL Government Money Market Fund's prospectus for further information regarding the expenses you may expect to pay.
The Index Options do not assess any separate operating expenses, and are not included in the following table.
	Management fees	Rule 12b-1 fees	Other expenses	Acquired fund fees and expenses	Total annual fund operating expenses before fee waivers and/or expense reimbursements
BLACKROCK
AZL Government Money Market Fund	.35	.25	.06	–	.66
Examples
These examples are intended to help you compare the cost of investing in this Contract with the costs of other variable annuity contracts. These examples assume you make a $10,000 investment and the AZL Government Money Market Fund earns a 5% annual return. These examples use the AZL Government Money Market Fund even though you cannot allocate Purchase Payments directly to the fund. The AZL Government Money Market Fund holds your Purchase Payments before they are transferred to the Index Options on the Index Effective or the next Index Anniversary. These examples are not a representation of past or future expenses. Your Contract expenses may be more or less than the examples below, depending on whether and when you take withdrawals. These examples do not reflect any investment advisory fees that you pay from your other assets, or fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract. If investment advisory fees were reflected, costs would be higher.
We deduct the $50 contract maintenance charge in the examples on each Contract Anniversary during the Accumulation Phase (or the next Business Day if the Contract Anniversary is a non-Business Day). We may waive this charge under certain circumstances, as described in section 6, Expenses – Contract Maintenance Charge. During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment. We deduct the annual Contract fees (maximum charge of 0.25% product fee, 0.70% rider fee for the Income Benefit, and a 0.20% rider fee for the optional Maximum Anniversary Value Death Benefit) in the examples on each Quarterly Contract Anniversary during the Accumulation Phase, as described in section 6, Expenses – Annual Contract Fees: Product and Rider Fees.
0.66% total annual operating expenses for the AZL Government Money Market Fund before any fee waivers or expense reimbursements:	1 Year	3 Years	5 Years	10 Years
• If you surrender your Contract (take a full withdrawal) at the end of each time period.	$234	$722	$1,238	$2,671
• If you annuitize your Contract and begin Annuity Payments at the end of each time period. The earliest available Annuity Date (the date we begin making Annuity Payments) is two years after the Issue Date.	N/A	$722	$1,238	$2,671
• If you do not surrender your Contract.	$234	$722	$1,238	$2,671

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Condensed Financial Information
The statutory financial statements of Allianz Life Insurance Company of North America are included in Appendix E and Appendix F of this prospectus. The financial statements of Allianz Life Variable Account B are included in Appendix B of the Form N-4 SAI.
Accumulation unit value (AUV) information for the subaccount offered under the Contract offered by this prospectus, as of December 31, 2020, is listed in the table below. This information should be read in conjunction with the financial statements and related notes of the Separate Account included in Appendix B of the SAI.
(Number of accumulation units in thousands)
Period or Year Ended	AUV at Beginning of Period	AUV at End of Period	Number of Accumulation Units Outstanding at End of Period
AZL Government Money Market Fund
12/31/2018	N/A	12.893	375.00
12/31/2019	12.893	13.072	3867.00
12/31/2020	13.072	13.099	8622.00

1.  The Contract
An annuity is a contract between you as the Owner, and an insurance company (in this case Allianz Life), where you make payments to us and we invest that money in the Index Options you select. The AZL Government Money Market Fund holds the money you invest before it is transferred to the Index Options. Depending on market conditions, your Contract may gain or lose value based on the returns of your selected Index Options and the AZL Government Money Market Fund. When you are ready to take money out, we make payments to you according to your instructions and any restrictions associated with the payment option you select that is described in this prospectus. Other than to add benefits that are beneficial to you, we do not make any changes to your Contract without your permission except as may be required by law.
The Contract has an Accumulation Phase and an Annuity Phase. If you begin taking Income Payments, your Contract will also have an Income Period. The Income Period occurs during the Accumulation Phase.
The Accumulation Phase is the first phase of your Contract, and it begins on the Issue Date. During the Accumulation Phase, we invest your money in the Index Options you select and the AZL Government Money Market Fund on a tax-deferred basis. Tax deferral means you are not taxed on any earnings or appreciation on the assets in your Contract until you take money out of your Contract. (For more information, see section 11, Taxes.)
During the Accumulation Phase you can take withdrawals (subject to any MVA). You can also make additional Purchase Payments  before the Income Period subject to the restrictions set out in section 3, Purchase Requirements. The Contract also offers at issue the optional Maximum Anniversary Value Death Benefit for an additional rider fee (see section 10) if all Owners and the Annuitant are age 75 or younger on the Issue Date. The Maximum Anniversary Value Death Benefit can only be added to a Contract at issue. The Maximum Anniversary Value Death Benefit potentially provides a death benefit greater than the Traditional Death Benefit based on the Maximum Anniversary Value (highest Contract Value on any Index Anniversary before age 91, increased by the dollar amount of subsequent Purchase Payments, and reduced proportionately for subsequent withdrawals you take including any MVA).
During the Income Period we make regular periodic Income Payments based on the life of the Covered Person(s). During the Income Period we also restrict your selection of Crediting Methods to the Index Protection Strategy with DPSC or Index Protection Strategy with Cap, and you cannot make additional Purchase Payments. However, unlike the Annuity Phase, you will have access to your Contract Value and death benefit for a period of time after Income Payments begin. If you do not take Income Payments your Contract will not have an Income Period. The Income Period ends on the earlier of the last Business Day before the Annuity Date, or the date the Income Benefit ends. Income Payments can continue for the life of the Covered Person(s) if you do not take more than your allowed annual maximum payment.
If you request Annuity Payments, the Accumulation Phase and Income Period (if applicable) of your Contract ends and you enter the Annuity Phase . During the Annuity Phase we make regular fixed periodic Annuity Payments based on guaranteed period, life, life with a guaranteed period, joint and last survivor, or joint and 2/3 survivor. We send Annuity Payments to the Payee (the person or entity who receives Annuity Payments during the Annuity Phase). You can choose when Annuity Payments begin, subject to certain restrictions. We base Annuity Payments on the greater of Contract Value or Cash Value and the payout rates for the Annuity Option you select. If the Annuity Date occurs during the Income Period

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

and your Income Payments are greater than the Annuity Payments as calculated for certain Annuity Options, you can elect to convert to Income Payments to Annuity Payments as described in section 8 – When Annuity Payments Begin. Your Annuity Payments do not change unless an Annuitant dies, or we convert Income Payments made under the Increasing Income payment option to Annuity Payments. The Increasing Income payment option is discussed in section 9, Automatic Annual Income Payment Increases. The Annuity Phase ends when we make the last Annuity Payment under your selected Annuity Option. For more information, see section 8, The Annuity Phase.
When the Accumulation Phase Ends
The Accumulation Phase ends upon the earliest of the following.
•	The Business Day we process your request for a full withdrawal.
•	The Business Day before the Annuity Date.
•	Upon the death of any Owner (or the Annuitant if the Owner is a non-individual), the Business Day we first receive Valid Claim from any one Beneficiary, unless the surviving spouse/Beneficiary continues the Contract. If there are multiple Beneficiaries, the remaining Contract Value continues to fluctuate with the performance of the Index Options and the AZL Government Money Market Fund until the complete distribution of the death benefit. A Valid Claim is the documents we require to be received in Good Order at our Service Center before we pay any death claim.
Investment Advisory Fees
We designed the Contract to be owned by individuals (or a trust or other entity acting as an agent for a natural person) who are receiving ongoing investment advice from a Financial Professional. If you want to authorize your Financial Professional’s firm to receive investment advisory fees deducted from your Contract, you can complete our service form designed specifically for that authorization. Once our Service Center receives this form in Good Order and we approve it, your Financial Professional’s firm will be able to receive investment advisory fees from your Contract. Upon receipt and approval of an investment advisory fee request in Good Order from your Financial Professional’s firm, we deduct these investment advisory fees from the Contract and pay them to your Financial Professional’s firm. We deduct investment advisory fees that you authorize your Financial Professional to receive from the Contract proportionately from each Index Option and the AZL Government Money Market Fund unless you provide us with alternate instructions. For these investment advisory fees not to be treated as a taxable distribution, and to be exempt from the 10% additional federal tax if you are under age 59  1 ⁄ 2 , we require:
•	the total amount of investment advisory fees cannot exceed 1.5% of the Contract Value in each Contract Year.
•	that the investment advisory fee compensate the Financial Professional only for advice they provide to you with respect to this Contract and not for any other services or accounts,
•	this Contract be solely liable for paying these investment advisory fees directly to your Financial Professional’s firm, and
•	while we are deducting these fees from the Contract, you agree to not pay investment advisory fees to your Financial Professional or anyone else from any other assets.
If you meet these requirements, deductions for these investment advisory fees:
•	are not treated as a taxable distribution,
•	are not subject to the 10% additional federal tax if you are under age 59 1 ⁄ 2 ,
•	are not subject to an MVA;
•	are not considered to be an Income Payment, Excess Withdrawal, or RMD payment under our minimum distribution program; and
•	do not reduce the Annual Contribution Amounts, free withdrawal privilege, total Purchase Payments reduced proportionately for withdrawals you take (including any MVA) used to determine the minimum initial Income Payment under the Level Income payment option, or your Contract's Guaranteed Death Benefit Value.
If you do not meet these requirements, deductions for these investment advisory fees may result in a taxable distribution. You should consult a tax adviser regarding the tax treatment of the payment of investment advisory fees from your Contract since federal and/or state taxing authorities could determine that such fees should be treated as taxable distributions.
The maximum investment advisory fee that we will pay to your Financial Professional’s firm in any Contract Year is 1.5% of Contract Value. Each time we deduct an investment advisory fee we determine its percentage by dividing the fee

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

amount by the Contract Value determined at the end of the Business Day after we process all other transactions. We will not pay any portion of the investment advisory fee that would exceed 1.5% of Contract Value in any Contract Year. For example, assume your Financial Professional’s firm requests fee payment twice a year. If the first fee requested is $700 and your Contract Value after processing all other transactions is $100,000, this fee is 0.7%. This leaves a maximum of 0.8% (1.5% - 0.7%) of the Contract Value available for payment of the second fee. The amount of Contract Value available for deduction of investment advisory fees will be affected by the Daily Adjustment (which can be negative).
Deductions we make for investment advisory fees reduce your Contract Value (and therefore Cash Value) by the amount withdrawn on a dollar for dollar basis. These deductions also reduce the following by the percentage of Contract Value withdrawn: Charge Base, Index Option Base, Index Option Value, and Variable Account Value.
Deductions for investment advisory fees do not reduce the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit. These deductions will, however, reduce the Contract Value we use to calculate your initial annual maximum Income Payment, Income Payment increases under the Level Income payment option, and the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit. Contract Value is also one of the components we use to calculate RMD payments, so these deductions may also reduce your RMD payments. These deductions decrease the Contract Value, and reduce the likelihood you will receive Income Payment increases under the Level Income payment option, or lock in investment gains to Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit. In addition, because the death benefit is based on the greater or Contract Value, Cash Value or the Guaranteed Death Benefit Value, deductions we make for investment advisory fees reduce the death benefit available to your Beneficiaries.
If you do not complete our service form which authorizes your Financial Professional’s firm to receive investment advisory fees deducted from your Contract, and instead you take money from the Contract and use it to pay investment advisory fees, we will treat this as a withdrawal. This withdrawal is subject to federal and state income taxes, may be subject to a 10% additional federal tax if you are under age 59  1 ⁄ 2 , will be subject to an MVA, and the amount of Contract Value available for withdrawal may be affected by the Daily Adjustment (which can be negative). This withdrawal reduces the Contract Value, and the amount available under the free withdrawal privilege by the dollar amount withdrawn. If taken during the Income Period, we will treat the withdrawal as an Excess Withdrawal if it causes total withdrawals during the Income Benefit Year to exceed the annual maximum Income Payment. It may also reduce your Contract's Guaranteed Death Benefit Value by more than the amount withdrawn and these reductions could be significant. You should consult a tax adviser regarding the tax treatment of investment advisory fee payments. Please consult with your Financial Professional to determine the options for paying investment advisory fees regarding advice that is provided to you related to this Contract.
Your Financial Professional acts on your behalf, not ours. We are not party to any agreement between you and your Financial Professional, nor are we responsible for your Financial Professional’s actions. We do not verify that deductions for investment advisory fees align with the terms of your agreement with your Financial Professional. We do not set your investment advisory fee or receive any part of it. Any deductions for investment advisory fees you pay is in addition to this Contract’s fees and expenses. We do not pay sales commissions in connection with sales of the Contract. However, Financial Professionals and their managers may be eligible for various benefits such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with our principal underwriter, Allianz Life Financial Services, LLC. You should ask your Financial Professional about compensation they receive for this Contract. Allianz Life is not an investment adviser, and does not provide investment advice in connection with sales of the Contract. We are not a fiduciary to you, and do not make recommendations or assess suitability.
You can submit a written request to our Service Center on a form satisfactory to us to allow your Financial Professional to make Index Option transfers and allocation changes on your behalf. However, we reserve the right to review a Financial Professional’s trading history before allowing him or her to make transfers. If, in our sole discretion, we believe the financial Financial Professional’s trading history indicates excessive trading, we can deny your request. If we approve it, your Financial Professional is subject to the same trading restrictions that apply to Owners. We can deny or revoke trading authority in our sole discretion.
Investment Advisory Fee Deduction Example
These calculations show the effects on the Contract Value, Cash Value, and available Guaranteed Death Benefit Value of authorizing your Financial Professional’s firm to receive investment advisory fees deducted from your Contract. These deductions immediately reduce the Contract Value and Cash Value on a dollar for dollar basis, but they do not reduce the Guaranteed Death Benefit Value if they meet the requirements stated in this section . The example assumes we deduct

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

the maximum available investment advisory fee of 1.50% of Contract Value once a year and pay it directly to your Financial Professional’s firm.
Investment Advisory Fee Withdrawal That Is Not a Taxable Distribution	Contract Value	Cash Value	Guaranteed Death Benefit Value for a Contract with the Traditional Death Benefit	Guaranteed Death Benefit Value for a Contract with the Maximum Anniversary Value Death Benefit
Prior to 1 st fee deduction	$ 100,000	$ 97,000	$ 90,000	$ 105,000
$1,500 fee deduction	– $1,500	– $1,500	= – $0	= – $0

After fee deduction	$ 99,300	$ 96,300	$ 90,000	$ 105,000

Prior to 2 nd fee deduction	$ 100,500	$ 97,100	$ 90,000	$ 105,000
$1,507 fee deduction	– $1,507	– $1,507	= – $0	= – $0

After fee deduction	$ 98,993	$ 95,593	$ 90,000	$ 105,000

Prior to 3 rd fee deduction	$ 97,800	$ 95,200	$ 90,000	$ 105,000
$1,467 fee deduction	– $1,467	– $1,467	= – $0	= – $0

After fee deduction	$ 96,333	$ 93,733	$ 90,000	$ 105,000
The death benefit is the greater of the Contract Value, Cash Value, or the Guaranteed Death Benefit Value. After we deduct the investment advisory fees the death benefit would either be the:
•	$99,300 Contract Value under the Traditional Death Benefit, or the $105,000 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit after the first fee.
•	$98,993 Contract Value under the Traditional Death Benefit, or the $105,000 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit after the second fee.
•	$96,333 Contract Value under the Traditional Death Benefit, or the $105,000 Guaranteed Death Benefit Value under the Maximum Anniversary Value Death Benefit after the third fee.
Please see section 9, Income Benefit – Excess Withdrawals for an example showing the impact of not authorizing your Financial Professional’s firm to receive investment advisory fees deducted from your Contract, and instead taking an Excess Withdrawal of $1,500 from the Contract to pay investment advisory fees to your Financial Professional.
When the Contract Ends
The Contract ends when:
•	all applicable phases of the Contract (Accumulation Phase, Income Period and/or Annuity Phase) have ended, and/or
•	if we received a Valid Claim, all applicable death benefit payments have been made.
For example, if you take a full withdrawal of the total Cash Value, both the Accumulation Phase and the Contract end even though the Income Period and Annuity Phase never began and we did not make any death benefit payments.

2.  Ownership, Annuitant, Determining Life, Beneficiary, and Payee
Owner
The Owner designated at Contract issue has all the rights under the Contract. The Owner may be an individual, or a non-individual (e.g. a trust, tax-exempt entity, or corporation). Qualified Contracts and non-individually owned Contracts can only have one Owner. A Qualified Contract is purchased under a pension or retirement plan that qualifies for special tax treatment under sections of the Code.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Joint Owner
A Non-Qualified Contract can be owned by up to two individual Owners (Joint Owners). Joint Owners must be spouses within the meaning of federal tax law. We generally require the signature of both Joint Owners on any forms that are submitted to our Service Center.
Annuitant
The Annuitant is the individual on whose life we base Annuity Payments. Subject to our approval, you designate an Annuitant when you purchase a Contract. For Qualified Contracts, before the Annuity Date the Owner must be the Annuitant unless the Contract is owned by a qualified plan or is part of a custodial arrangement. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Date. You cannot change the Annuitant if the Owner is a non-individual. Subject to our approval, you can add a joint Annuitant on the Annuity Date. For Qualified Contracts, the ability to add a joint Annuitant is subject to any plan requirements associated with the Contract. For individually owned Contracts, if the Annuitant who is not an Owner dies before the Annuity Date, the sole Owner (or younger Joint Owner) automatically becomes the new Annuitant, but the Owner can subsequently name another Annuitant.
Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it as indicated below. For more examples, please see the Appendix A to the Form N-4 SAI. In order to convert Income Payments to Annuity Payments the Covered Person(s) must be named as the Annuitant(s) as discussed in section 8, when Annuity Payments Begin. Designating different persons as Covered Person(s) and Annuitant(s) will cause the Income Benefit and Income Payments to end at the maximum permitted Annuity Date. Use care when designating Owners, Covered Person(s) and Annuitant(s), and consult your Financial Professional if you have questions.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Upon the Death of a Sole Owner

Action if the Contract is in the Accumulation Phase

•	We pay a death benefit to the Beneficiary unless the Beneficiary is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the Beneficiary is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun).
•	If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract:
–	we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater and available, and the death benefit ends,
–	the surviving spouse becomes the new Owner,
–	if Income Payments have not begun the Accumulation Phase continues,
–	if Income Payments have begun they can only continue if the surviving spouse is a Covered Person; otherwise the Income Benefit ends, and
–	upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.
•	If the deceased Owner was not a Determining Life, the Traditional Death Benefit Maximum Anniversary Value Death Benefit are not available and the Beneficiary(s) receives the Contract Value.
Action if the Contract is in the Annuity Phase
•	The Beneficiary becomes the Payee. If we are still required to make Annuity Payments under the selected Annuity Option, the Beneficiary also becomes the new Owner.
•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•	If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–	Annuity Option A or C, payments end when the guaranteed period ends.
–	Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
–	For more information on the Annuity Options, please see section 8.
•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Determining Life (Lives)
The Determining Life (Lives) are the individuals on whose life we base the Guaranteed Death Benefit Value provided by the Traditional Death Benefit or Maximum Anniversary Value Death Benefit. We establish the Determining Life (Lives) at Contract issue. For an individually owned Contract the Determining Life (Lives) are the Owner(s). For a non-individually owned Contract the Determining Life is the Annuitant. After the Issue Date the Determining Life (Lives) only change if:
•	you remove a Joint Owner due to divorce, then we also remove that person as a Determining Life,
•	you add or change a Joint Owner, then that person will become a Determining Life if they are the current spouse within the meaning of federal tax law of an existing Owner, or
•	you establish a jointly owned Non-Qualified Contract and change ownership to a Trust, then we remove the prior Owner who is not the Annuitant as a Determining Life.
Beneficiary
The Beneficiary is the person(s) or entity you designate to receive any death benefit. You can change the Beneficiary or contingent Beneficiary at any time before your death unless you name an irrevocable Beneficiary. If a Beneficiary dies before you, or you and a Beneficiary die within 120 hours of each other, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no surviving primary Beneficiaries, we pay the death benefit to the contingent Beneficiaries who survive you. If there are no surviving Beneficiaries or if there is no named Beneficiary, we pay the death benefit to your estate or the Owner if the Owner is a non-individual.
• FOR JOINTLY OWNED CONTRACTS: The sole primary Beneficiary is the surviving Joint Owner regardless of any other named primary Beneficiaries. If both Joint Owners die within 120 hours of each other, we pay the death benefit to the named contingent Beneficiaries or equally to the estate of the Joint Owners if there are no named contingent Beneficiaries.
• NAMING AN ESTATE AS A BENEFICIARY: If an estate is the Beneficiary, the estate must be the sole primary Beneficiary, unless the Spouse is the sole primary Beneficiary. If the Spouse is the sole primary Beneficiary, then an estate can be a contingent beneficiary.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Eligible Person(s) and Covered Person(s)
We determine Eligible Persons on the Issue Date based on the Contract’s ownership and tax qualification status. We use Eligible Person(s) to determine the Income Percentage and Income Percentage Increase, when you will begin receiving Income Percentage Increases, when Income Payments are available to you, and the payment type (single or joint) available to you.
We base Income Payments on the lives of the Covered Person(s). We determine the Covered Person(s) on the Income Benefit Date based on the available Eligible Person(s), their marital status, and the payment type you select. Joint Income Payments are only available if there are two Eligible Persons on the Income Benefit Date who are also spouses within the meaning of federal tax law and they meet the requirements stated here. Because Income Payments must begin no later than age 100, joint Income Payments are not available if:
•	there is more than a 50-year age difference between spouses;
•	you select the Traditional Death Benefit and purchase this Contract at the maximum issue age of 80 and there is more than a 20-year age difference between spouses; or
•	you select the Maximum Anniversary Value Death Benefit and purchase this Contract at the maximum issue age of 75 and there is more than a 25-year age difference between spouses.
Eligible Person and Covered Person Requirements
For a single, individual Owner:
•	You, the Owner, are an Eligible Person.
•	If you and the sole primary Beneficiary are spouses within the meaning of federal tax law, the sole primary Beneficiary is also an Eligible Person.
•	If you select single Income Payments only you, the Owner, can be the Covered Person.
•	If you select joint Income Payments you must designate yourself, the Owner, to be a Covered Person.
For Joint Owners:
•	Both Joint Owners are Eligible Persons.
•	If you select single Income Payments you can designate either Eligible Person to be the Covered Person.
•	If you select joint Income Payments you must designate both Joint Owners to be the Covered Persons.
For Contracts owned by a non-individual:
•	The Annuitant is the Eligible Person.
•	For Non-Qualified Contracts, we only allow one Eligible Person and joint Income Payments are not available.
•	For Qualified Contracts, if the Owner is a qualified plan or a custodian and the Annuitant and sole contingent Beneficiary are spouses within the meaning of federal tax law, the sole contingent Beneficiary is also an Eligible Person. However, joint Income Payments are only available if the qualified plan or custodian is also the sole primary Beneficiary. This structure allows the surviving non-Annuitant spouse to continue to receive Income Payments, assuming the surviving non-Annuitant spouse is the beneficiary under the qualified plan or custodial IRA.
•	If you select single Income Payments only the Annuitant can be the Covered Person.
If an Eligible Person or a Covered Person is no longer an Owner, Joint Owner, Annuitant, sole primary Beneficiary, or sole contingent Beneficiary as required above due to death, change in spousal status, an assignment or change of ownership/Beneficiary, we will remove that person from the Contract as an Eligible Person or Covered Person. If an Eligible Person is removed, you cannot designate that person to be a Covered Person. If a Covered Person is removed, that person is no longer a Covered Person. If we remove all Eligible Persons or Covered Persons from the Contract, the Income Benefit ends.
You can only add or replace an Eligible Person on or before the date you request Income Payments. If you add or change an Owner, sole primary Beneficiary or sole contingent Beneficiary that person will become an Eligible Person if they are the current spouse within the meaning of federal tax law of an existing Eligible Person and meet the requirements stated in this section. If you add or replace an Eligible Person we will recalculate your Lifetime Income Percentages based on the age of the new Eligible Person on the Index Effective Date and Index Anniversaries, if applicable, as stated in the

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Summary – How Does the Income Benefit Work? At any given time there cannot be more than two Eligible Persons. After the Income Benefit Date, you cannot add, remove, or replace a Covered Person even if you add or change an Owner, or Beneficiary.
Change in Spousal Status of Eligible Persons or Covered Persons
If at any time joint Eligible Persons or joint Covered Persons are no longer spouses you must send us written notice. If we receive notice on or before the Income Benefit Date, joint Income Payments will not be available to you unless you remarry and add your new spouse as a Joint Owner or sole primary or contingent Beneficiary according to the requirements stated in this section. If we receive notice after the Income Benefit Date, we will remove one former spouse from the Contract as a Covered Person and also as an Owner, Joint Owner, Annuitant and/or Beneficiary.
Upon notification of divorce, we treat any request to reduce or divide benefits under this Contract as a request for a withdrawal of Contract Value payable to you. We process the withdrawal and remove one spouse from the Contract as an Eligible Person or Covered Person, Owner, Annuitant and/or Beneficiary, according to your instructions or any applicable court order. This withdrawal is subject to any applicable tax or MVA, and may cause Income Payments and the Income Benefit to end prematurely. However, if you do not notify us of the divorce, the Contract continues and upon the death of an Owner, we pay any applicable death benefit to the Beneficiary(s) and the Contract and the Income Benefit both end.
Payee
The Payee is the person or entity who receives Annuity Payments during the Annuity Phase. The Owner receives tax reporting on those payments. Generally we require the Payee to be an Owner. However, we may allow you to name a charitable trust, financial institution, qualified plan, or an individual specified in a court order as a Payee subject to our approval. For Qualified Contracts owned by a qualified plan, the qualified plan must be the Payee.
Assignments, Changes of Ownership and Other Transfers of Contract Rights
You can assign your rights under this Contract to someone else during the Accumulation Phase. An assignment may be absolute or limited, and includes changes of ownership, collateral assignments, or any other transfer of specific Contract rights. After an assignment, you may need the consent of the assignee of record to exercise certain Contract rights depending on the type of assignment and the rights assigned.
You must submit your request to assign the Contract in writing to our Service Center. We will not consent if the assignment would violate or result in noncompliance with any applicable state or federal law or regulation.
We record the assignment as of the date you signed the request, unless you specify otherwise. We are not responsible for the validity or effect of the assignment. We are not liable for any actions we take or payments we make before we receive your request in Good Order and record it. A request is in “Good Order” when it contains all the information we require to process it. Assigning the Contract does not change, revoke or replace the originally named Annuitant or Beneficiary; if you also want to change the Annuitant or Beneficiary you must make a separate request.
• An assignment may be a taxable event. In addition, there are other restrictions on changing the ownership of a Qualified Contract and Qualified Contracts generally cannot be assigned absolutely or on a limited basis. You should consult with your tax adviser before assigning this Contract.
• An assignment will only change the Determining Life (Lives) if it involves removing a Joint Owner due to divorce, replacing Joint Owners with a Trust, or adding a Joint Owner if that person is a spouse within the meaning of federal tax law of the existing Owner.

3.  Purchasing the Contract
Purchase Requirements
To purchase this Contract, on the Issue Date all Owners and the Annuitant must be:
•	age 80 or younger, or
•	age 75 or younger if you select the Maximum Anniversary Value Death Benefit.
The Purchase Payment requirements for this Contract are as follows.
•	The minimum initial Purchase Payment due on the Issue Date is $5,000.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	We restrict additional Purchase Payments. Each Index Year during the Accumulation Phase and before the Income Benefit Date you cannot add more than your initial amount without our prior approval. Your initial amount is all Purchase Payments received before the first Quarterly Contract Anniversary of the first Contract Year. We allow you to add up to the initial amount in the remainder of the first Index Year. The minimum additional Purchase Payment we will accept is $50.
•	We do not accept additional Purchase Payments on or after the Income Benefit Date, or on or after the Annuity Date.
•	The maximum total Purchase Payments we accept without our prior approval is $3 million.
We may, at our sole discretion, waive the minimum Purchase Payment requirements.
Once we receive your initial Purchase Payment and all necessary information in Good Order at our Service Center, we issue the Contract within two Business Days and allocate your payment to the AZL Government Money Market Fund before we transfer it to your selected Index Options. If you do not give us all of the information we need, we contact you or your Financial Professional. If for some reason we are unable to complete this process within five Business Days, we either send back your Purchase Payment or get your permission to keep it until we get all of the necessary information. If you make additional Purchase Payments, we add this money to your Contract on the Business Day we receive it in Good Order.
If you submit a Purchase Payment and/or application to your Financial Professional, we do not begin processing the payment and/or application until we receive it. A Purchase Payment is “received” when it arrives at our Service Center from the address for mailing checks listed at the back of this prospectus regardless of how or when you submitted them. We forward Purchase Payments we receive at the wrong address to the last address listed at the back of this prospectus, which may delay processing.
We may terminate your ability to make additional Purchase Payments because we reserve the right to decline any or all Purchase Payments at any time on a nondiscriminatory basis. This applies to Contracts issued in all states except as disclosed in Appendix D. If mandated under applicable law, we may be required to reject a Purchase Payment. If we exercise our right to decline additional Purchase Payments, this may limit your ability to fund your Contract’s guaranteed benefits such as the Income Benefit, Traditional Death Benefit or Maximum Anniversary Value Death Benefit.
Applications Sent Electronically
We accept manually signed applications that are in Good Order and are sent by fax, or email, or uploaded to our website. It is important to verify receipt of any faxed application, or to receive a confirmation number when using email or the web. We are not liable for applications that we do not receive. A manually signed application sent by fax, email or over the web is considered the same as an application delivered by mail. Our electronic systems (fax, email or website) may not always be available; any electronic system can experience outages or slowdowns which may delay application processing. Although we have taken precautions to help our system handle heavy use, we cannot promise complete reliability. If you experience problems, please submit your written application by mail to our Service Center. We reserve the right to discontinue or modify our electronic application policy at any time and for any reason.
Allocation of Purchase Payments and Contract Value Transfers
The allocation instructions you provide on your application automatically become your default allocation instructions. We use these allocation instructions for all Purchase Payments we receive unless you change them. We only allow Purchase Payments to move into the Index Options on the Index Effective Date and on subsequent Index Anniversaries. As a result, we hold Purchase Payments we receive on days other than the Index Effective Date or an Index Anniversary in the AZL Government Money Market Fund until we transfer them to your selected Index Options according to your most recent allocation instructions. For additional Purchase Payments we receive after the Index Effective Date, this transfer occurs on the next Index Anniversary. We apply any Purchase Payments we receive on the Index Effective Date or on an Index Anniversary directly to the Index Options on that day; these Purchase Payments are not held in the AZL Government Money Market Fund.
We only allow Index Option Value transfers between Index Options on Term End Dates. We do not allow assets to move into an established 3-year or 6-year Term Index Option until the Term End Date.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

You select the Index Effective Date when you purchase your Contract. It can be any Business Day up to and including the first Quarterly Contract Anniversary, but it cannot be the 29th, 30th or 31st of a month.
On your application if you select…	Your Index Effective Date will be either…
the earliest Index Effective Date	• your Issue Date, or • the first Business Day of the next month if the Issue Date is the 29th, 30th, or 31st of a month
the deferred Index Effective Date	• your first Quarterly Contract Anniversary, or
• the next Business Day if the first Quarterly Contract Anniversary occurs on a non-Business Day, or the first Business Day of the next month if the first Quarterly Contract Anniversary is the 29th, 30th, or 31st of a month
You should be aware that, generally, DPSCs, Precision Rates, Caps, and Participation Rates could change every seven calendar days. However, these rates are guaranteed to be available during the period stated on our website at www.allianzlife.com/indexincomeadvrates and cannot be superseded until that period ends. If you select the earliest Index Effective Date, the initial rates available for review on your Issue Date will be the rates on your Index Effective Date. However, if you choose to defer your Index Effective Date your initial rates may change from the values that were available on the Issue Date. You are responsible for reviewing the initial rates before your Index Effective Date to ensure your allocations and the product still meet your needs. In addition, if you select an Index Effective Date that is after the end of the free look period, you will bear the risk that initial DPSCs, Precision Rates, Caps, and Participation Rates may change and be less advantageous to you and that you will be subject to the contract maintenance charge, product fee, and rider fee if you then elect to cancel the Contract on or before the Index Effective Date, but after the free look period. You may review future rates at least seven calendar days before their effectiveness at www.allianzlife.com/indexincomeadvrates. You (or your Financial Professional, if authorized) can change your Index Effective Date at any time before it occurs to be an earlier or later date by submitting a request. However, your new Index Effective Date cannot be later than the deferred Index Effective Date listed above. We must receive your request in Good Order at our Service Center before the end of the Business Day on which you want the Index Effective Date to occur. Once your Index Effective Date occurs, all Index Options for your Contract will have the same Index Anniversary.
You can change your allocation instructions at any time without fee or penalty. These changes are effective on the Business Day we receive them in Good Order at our Service Center. We accept changes to allocation instructions from any Owner unless you instruct otherwise. We may allow you to authorize someone else to change these allocation instructions on your behalf. Changes to your allocation instructions will transfer existing Index Option Values on the Term End Date .
We notify you at least 30 days in advance of each Index Anniversary as a reminder that on the upcoming anniversary you may transfer Index Option Value between Index Options. You request transfers between Index Options by changing your allocation instructions. For more information, see the “Electronic Allocation Instructions” discussion next in this section. On each Term End Date, if we have not received allocation instruction changes from you all assets invested continue to be invested in the Index Options at the renewal DPSCs, Precision Rates, Caps, and Participation Rates.
We must receive all Index Option allocation instruction changes (which will transfer your Index Option Values) in Good Order at our Service Center before the end of the Business Day on the Term End Date (or the next Business Day if the Term End Date is a non-Business Day).
• In order to apply Purchase Payments we receive after the Index Effective Date to your selected Index Option(s) on the next Index Anniversary, we must receive them before the end of the Business Day on the Index Anniversary (or before the end of the prior Business Day if the anniversary is a non-Business Day).
• Purchase Payments we hold in the AZL Government Money Market before transferring them to your selected Index Options are subject to Contract fees and expenses (e.g. product fee), and market risk and may lose value.
Electronic Allocation Instructions
We use reasonable procedures to confirm that electronic allocation instructions given to us are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We record telephone instructions and log all fax, email and website instructions. We reserve the right to deny any allocation instruction change, and to discontinue or modify our electronic instruction privileges at any time for any reason.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Please note that telephone, fax, email and/or the website may not always be available. Any electronic system, whether it is ours, yours, your service provider’s, or your Financial Professional’s, can experience outages or slowdowns for a variety of reasons, which may delay or prevent our processing of your allocation instruction change. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability. If you are experiencing problems, you should submit your instructions in writing to our Service Center.
By authorizing electronic instructions, you authorize us to accept and act upon these instructions for your Contract. There are risks associated with electronic communications that do not occur with a written request. Anyone authorizing or making such requests bears those risks. You should protect your website password, because the website is available to anyone with your password; we cannot verify that the person providing instructions on the website is you, or is authorized by you.
Free Look/Right To Examine Period
If you change your mind about the Contract, you can cancel it within the free look period stated on the first page of your Contract. In most states, this is ten days after you receive the Contract. If you cancel your Contract during the free look period, in most states we return your Contract Value as of the Business Day we receive your cancellation request in Good Order. This may be more or less than your initial Purchase Payment. In states that require us to return Purchase Payments less withdrawals if you cancel your Contract, we return Contract Value if greater.
IRA Contracts require us to return Purchase Payments less withdrawals. If you cancel your IRA Contract, we return the greater of Purchase Payments less withdrawals or Contract Value.
Some states and certain IRA Contracts require return of Purchase Payments. For these Contracts, we reserve the right to hold your initial Purchase Payment in the AZL Government Money Market Fund until the free look period ends, and then re-allocate your Contract Value, less fees and expenses, according to your Purchase Payment default instructions. If we hold your initial Purchase Payment in the AZL Government Money Market Fund during the free look period and the requested Index Effective Date would occur during this time, we change your Index Effective Date to the next Business Day after the free look period that is not the 29th, 30th or 31st of the month. Then, if you:
•	cancel your Contract during this time, we return the greater of Purchase Payments less withdrawals and less any investment advisory fees deducted from your Contract if you authorize your Financial Professional’s firm to receive these fees, or Contract Value. We do not apply an MVA or deduct any other Contract fees or expenses if you cancel your Contract during the free look period.
•	do not cancel your Contract during this time, we re-allocate your Contract Value to the Index Options according to your Purchase Payment default instructions on the Index Effective Date.
In the Contract, the free look provision is also called the right to examine.

4.  AZL Government Money Market Fund
The following table lists the AZL Government Money Market Fund's associated investment advisers and subadvisers, investment objectives, and principal investment strategies. Depending on market conditions, you can gain or lose value by investing in the AZL Government Money Market Fund. In the future, we may add, eliminate or substitute variable investment options to the extent permitted by the federal securities laws and, when required, the SEC.
You should read the AZL Government Money Market Fund's prospectus carefully. There are potential risks associated with the AZL Government Money Market Fund's investment strategies. The operation of the AZL Government Money Market Fund and its various risks and expenses are described in its prospectus. We send you the current copy of the AZL Government Money Market Fund's prospectus when we issue the Contract. (You can also obtain the current AZL Government Money Market Fund's prospectus by contacting your Financial Professional or calling us at the toll-free telephone number listed at the back of this prospectus.)
Currently, the AZL Government Money Market Fund is not a publicly available mutual fund. It is available only as a variable investment option in variable annuity contracts or variable life insurance policies issued by life insurance companies or in some cases, through participation in certain qualified pension or retirement plans. A material conflict of interest may arise between insurance companies, owners of different types of contracts, and retirement plans or their participants. The AZL Government Money Market Fund's Board of Directors monitors for material conflicts, and determines what action, if any, should be taken to address any conflicts.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The AZL Government Money Market Fund's name, investment objectives and policies may be similar to the names, investment objectives and policies of other portfolios managed by the same investment advisers. Although the names, objectives and policies may be similar, the AZL Government Money Market Fund's investment results may be higher or lower than these other portfolios’ results. The investment advisers cannot guarantee, and make no representation, that these similar portfolios' investment results will be comparable even though the AZL Government Money Market Fund has the same name, investment advisers, objectives, and policies.
The AZL Government Money Market Fund pays 12b-1 fees to the Contracts’ distributor, our affiliate, Allianz Life Financial Services, LLC, for distribution and/or administrative services. In addition, we may enter into certain arrangements under which we, or Allianz Life Financial Services, LLC, are compensated by the AZL Government Money Market Fund's advisers, distributors and/or affiliates for administrative services and benefits we provide to the AZL Government Money Market Fund. The compensation amount usually is based on the AZL Government Money Market Fund's aggregate assets purchased through contracts we issue or administer. Some advisers may pay us more or less than others. The maximum service fee we currently receive from any variable investment option in any variable annuity contract we offer is 0.35% annually of the average aggregate amount invested by us in the variable investment options.
We offer other variable annuity contracts that may invest in the AZL Government Money Market Fund. These contracts may have different charges and may offer different benefits more appropriate to your needs. For more information about these contracts, please contact our Service Center.
Allianz Investment Management LLC is an adviser/subadviser that is affiliated with us through common ownership.
Investment Management Company and Adviser/Subadviser	Investment Option Name	Asset Class	Investment Objective	Principal Investment Strategies (Normal market conditions)
Blackrock
Allianz Investment Management LLC/BlackRock Advisors, LLC	AZL Government Money Market Fund	Cash Equivalent	Current income consistent with stability of principal	Invests at least 99.5% of its total assets in cash, government securities, or repurchase agreements that are collateralized fully. Invests at least 80% in government securities or in repurchase agreements collateralized by government securities. Investments include U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and repurchase agreements secured by such obligations. In addition, the Fund may invest in variable and floating rate instruments. During extended periods of low interest rates, and due in part to contract fees and expenses, the yield of the AZL Government Money Market Fund may also become extremely low and possibly negative.
Substitution and Limitation on Holdings
We may substitute another variable investment option for the AZL Government Money Market Fund for any reason in our sole discretion. To the extent required by the Investment Company Act of 1940 or other applicable law, we do not substitute any shares without SEC approval and providing you notice. A new or substitute variable investment option may have different fees and expenses. We may limit the amount of additional Purchase Payments held in the AZL Government Money Market Fund if marketing, tax or investment considerations warrant, or for any reason in our sole discretion. We may also close the AZL Government Money Market Fund. The fund companies that sell shares of the AZL Government Money Market Fund to us, pursuant to participation agreements, may end those agreements and discontinue offering us their shares.
Excessive Trading and Market Timing
Currently the Contract does not offer any variable investment options to which you can allocate money. If we were to offer variable investment options in the future they would be subject to the following provisions.
We may restrict or modify your right to make transfers to prevent any use that we consider to be part of a market timing program.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Frequent transfers, programmed transfers, transfers into and then out of a variable investment option in a short period of time, and transfers of large amounts at one time (collectively referred to as “potentially disruptive trading”) may have harmful effects for other Owners, Annuitants and Beneficiaries. These risks and harmful effects include the following.
•	Dilution of the interests of long-term investors in a variable investment option, if market timers or others transfer into a variable investment option at prices that are below their true value, or transfer out at prices above their true value.
•	An adverse effect on portfolio management, such as causing a variable investment option to maintain a higher level of cash or causing a variable investment option to liquidate investments prematurely.
•	Increased brokerage and administrative expenses.
We attempt to protect our Owners and the variable investment options from potentially disruptive trading through our Excessive Trading and Market Timing policies and procedures. Under these policies and procedures, we may modify your transfer privileges for some or all of the variable investment options as follows:
•	Limit transfer frequency (for example, prohibit more than one transfer a week, or more than two a month, etc.).
•	Restrict the transfer method (for example, requiring all transfers be sent by first-class U.S. mail and rescinding electronic transfer privileges).
•	Require a minimum time period between each transfer into or out of the same variable investment option. Our current Excessive Trading and Market Timing policy, which is subject to change without notice, prohibits “round trips” within 14 calendar days. We do not include transfers into and/or out of the AZL Government Money Market Fund when available in your Contract or any automatic transfers made under any of our programs or Contract features. Round trips are transfers into and back out of the same variable investment option, or transfers out of and back into the same variable investment option.
•	Refuse transfer requests made on your behalf by an asset allocation and/or market timing service.
•	Limit the dollar amount of any single Purchase Payment or transfer request to a variable investment option.
•	Prohibit transfers into specific variable investment options.
•	Impose other limitations or restrictions to the extent permitted by federal securities laws.
We also reserve the right to reject any specific Purchase Payment allocation or transfer request from any person if in the investment adviser’s, subadviser’s or our judgment, a variable investment option may be unable to invest effectively in accordance with its investment objectives and policies. This could occur, for example, where frequent or rapid trading causes the investment adviser to hold an excess of uninvested cash to meet redemption requests, or to sell investment positions to fund redemptions, thereby affecting variable investment option returns. Similarly, rapid or frequent trading may cause a variable investment option to incur excessive transaction fees, which also could affect performance.
We retain some discretion in determining what actions constitute potentially disruptive trading and in determining when and how to impose trading restrictions. Currently, we attempt to deter disruptive trading as follows. If a transfer(s) is/are identified as potentially disruptive trading, we may (but are not required to) send a warning letter. If the conduct continues and we determine it constitutes disruptive trading, we also impose transfer restrictions. Transfer restrictions may include refusing electronic transfers and requiring all transfers be sent by first-class U.S. mail. If the disruptive trading affects only a single variable investment option, we may prohibit transfers into or Purchase Payment allocations to that variable investment option. We do not enter into agreements permitting market timing and would not permit activities determined to be disruptive trading to continue. We also reserve the right to impose transfer restrictions if we determine, in our sole discretion, that transfers disadvantage other Owners. We notify you in writing if we impose transfer restrictions on you.
We adopted these policies and procedures as a preventative measure to protect all Owners from the potential effects of disruptive trading, while also abiding by your legitimate interest in diversifying your investment and making periodic asset re-allocations based on your personal situation or overall market conditions. We attempt to protect your interests in making legitimate transfers by providing reasonable and convenient transfer methods that do not harm other Owners.
We may make exceptions when imposing transfer restrictions if we determine a transfer is appropriate, although it may technically violate our policies and procedures discussed here. In determining if a transfer is appropriate, we may, but are not required to, take into consideration its relative size, whether it was purely a defensive transfer into the AZL Government Money Market Fund, and whether it involved an error or similar event. We may also reinstate electronic transfer privileges after we revoke them, but we do not reinstate these privileges if we believe they might be used for future disruptive trading.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

We cannot guarantee the following.
•	Our monitoring will be 100% successful in detecting all potentially disruptive trading activity.
•	Revoking electronic transfer privileges will successfully deter all potentially disruptive trading.
In addition, some of the variable investment options are available to other insurance companies and we do not know if they adopted policies and procedures to detect and deter potentially disruptive trading, or what their policies and procedures might be. Because we may not be completely successful at detecting and preventing market timing activities, and other insurance companies that offer the variable investment options may not have adopted adequate market timing procedures, there is some risk that market timing activity may occur and negatively affect other Owners.
We may, without prior notice to any party, take whatever action we deem appropriate to comply with any state or federal regulatory requirement. In addition, purchase orders for a variable investment option’s shares are subject to acceptance by that variable investment option’s manager. We reserve the right to reject, without prior notice, any variable investment option transfer request or Purchase Payment if the purchase order is rejected by the investment manager. We have entered into agreements required under SEC Rule 22c-2 (Rule 22c-2 agreements) whereby, upon request by an underlying fund or its designee, we must provide information about you and your trading activities to the underlying fund or its designee. Under the terms of the Rule 22c-2 agreements, we are required to: (1) provide details concerning every purchase, redemption, transfer, or exchange of variable investment options during a specified period; and (2) restrict your trading activity if the party receiving the information so requests. Under certain Rule 22c-2 agreements, if we fail to comply with a request to restrict trading activity, the underlying fund or its designee may refuse to accept buy orders from us until we comply.
Variable investment options may add or change policies designed to restrict market timing activities. For example, variable investment options may impose restrictions on transfers between variable investment options in an affiliated group if the investment adviser to one or more of the variable investment options determines that the person requesting the transfer has engaged, or is engaging in, market timing or other abusive trading activities. In addition, a variable investment option may impose a short-term trading fee on purchases and sales within a specified period. You should review the variable investment options’ prospectuses regarding any applicable transfer restrictions and the imposition of any fee to discourage short-term trading. The imposition of these restrictions would occur as a result of variable investment option restrictions and actions taken by the variable investment options’ managers.
This Contract is not designed for professional market timing organizations, or other persons using programmed, large, or frequent transfers, and we may restrict excessive or inappropriate transfer activity.
The retention of some level of discretion by us may result in disparate treatment among persons engaging in potentially disruptive trading, and it is possible that some persons could experience adverse consequences if others are able to engage in potentially disruptive trading practices that have negative effects.
Voting Privileges
We legally own the AZL Government Money Market Fund shares. However, when the AZL Government Money Market Fund holds a shareholder vote that affects your investment, we ask you to give us voting instructions. We then vote all of our shares, including any we own on our behalf, in proportion to those instructions. Because most Owners do not give us instructions and we vote shares proportionally, a small number of Owners may determine a vote’s outcome. If we determine we no longer need to get your voting instructions, we will decide how to vote the shares. Only Owners have voting privileges. Annuitants, Beneficiaries, Payees and other persons have no voting privileges unless they are also Owners.
We determine your voting interest as follows:
•	You can provide voting instructions based on the dollar value of the AZL Government Money Market Fund’s shares in your Contract’s subaccount. We calculate this value based on the number and value of accumulation units for your Contract on the record date. We count fractional units.
•	You receive proxy materials and a voting instruction form.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

5.  Valuing Your Contract
Your Contract Value is the total of the Variable Account Value and all Index Option Values.
Variable Account Value increases when….	Variable Account Value decreases when….
• we hold Purchase Payments in the AZL Government Money Market Fund before transferring them to your selected Index Options, or • there is positive AZL Government Money Market Fund performance	• we take assets out of the AZL Government Money Market Fund and transfer them to your selected Index Options,
• there is negative AZL Government Money Market Fund performance, or
• we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract
Contract fees and expenses we deduct from the AZL Government Money Market Fund include the product fee, rider fee, and contract maintenance charge as described in section 6, Expenses.
The AZL Government Money Market Fund does not provide any protection against loss of principal. You can lose principal and previous earnings for Purchase Payments held in the AZL Government Money Market Fund.
Index Option Values increase when….	Index Option Values decrease when….
• you add assets to an Index Option by Purchase Payment or Contract Value transfer, or • you receive a positive Credit or Daily Adjustment	• you take assets out of an Index Option by withdrawal (including any MVA) or Contract Value transfer,
• you receive a negative Credit or Daily Adjustment, or
• we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract
Contract fees and expenses we deduct from the Index Options include the product fee, rider fee, and contract maintenance charge as described in section 6, Expenses.
We apply transfers of Contract Value and Purchase Payments to the Index Options on the Index Effective Date and Index Anniversaries. We apply Credits to the Index Options on the Term End Dates. Contract expenses are deducted at different times during the Index Year as stated in section 6, Expenses. The Daily Adjustment applies on any Business Day other than the Term Start Date or the Term End Date.
Credits are subject to the applicable Buffer, Floor, DPSC, Precision Rate, Cap, and/or Participation Rate. Positive Credits are not guaranteed and Credits can be zero under all the Index Options. Credits can be negative after application of the Buffer for any Index Option with the Index Precision Strategy or Index Performance Strategy, or negative down to the Floor for any Index Option with the Index Guard Strategy. A negative Performance Credit means that you can lose principal and previous earnings. These losses can be significant.
Determining Variable Account Value
The Separate Account holds the assets for the Purchase Payments held in the AZL Government Money Market Fund before we transfer them to the Index Options. The Separate Account is divided into subaccounts, one of which invests exclusively in the shares of the AZL Government Money Market Fund.
We convert Purchase Payments held in the AZL Government Money Market Fund into subaccount accumulation units. The subaccount’s daily price (accumulation unit value) is based on the AZL Government Money Market Fund’s price. The AZL Government Money Market Fund’s price is typically determined at the end of each Business Day, and any Purchase Payment received at or after the end of the current Business Day receives the next Business Day’s price. The AZL Government Money Market Fund's price reflects deduction of its operating expenses.
We calculate your Variable Account Value at the end of each Business Day by multiplying the subaccount’s accumulation unit value by its number of accumulation units.
On the Issue Date, the number of accumulation units in the subaccount is equal to the amount allocated to the subaccount divided by its accumulation unit value. At the end of each Business Day, the number of subaccount accumulation units:
•	increase when we add Purchase Payments to the AZL Government Money Market Fund, and

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	decrease when assets are removed from the AZL Government Money Market Fund by transfer, withdrawals you request, or when we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
We arbitrarily set the initial accumulation unit value for the subaccount. At the end of each Business Day, we determine the new accumulation unit value for the subaccount by multiplying the prior Business Day’s accumulation unit value by the AZL Government Money Market Fund’s percentage change in price since the prior Business Day. The percentage change in price includes the AZL Government Money Market Fund’s market performance.
Example
•	We receive at our Service Center an additional Purchase Payment of $3,000 from you before the end of the Business Day.
•	When the New York Stock Exchange closes on that Business Day, we determine that the accumulation unit value is $13.25 for the subaccount of the AZL Government Money Market Fund.
•	We then divide $3,000 by $13.25 and credit your Contract that night with 226.415094 subaccount accumulation units for the AZL Government Money Market Fund.
Determining Index Option Values
We calculate an Index Option Value for each Index Option at the end of each Business Day. Generally, the Index Option Value is equal to the Index Option Base plus any applicable Daily Adjustment. The Daily Adjustment applies on Business Days other than the Term Start Date or the Term End Date. The Daily Adjustment can be positive or negative and is discussed later in this section.
On the first Term Start Date, both the Index Option Value and the Index Option Base for each of your selected Index Options are initially equal to the amount of:
•	any Purchase Payment received that day which you allocated to that Index Option, and
•	any Contract Value transferred into that Index Option.
At the end of each subsequent Business Day for each selected Index Option, we first either apply:
•	the Daily Adjustment if this is not the Term End Date, or
•	a Credit if this is the Term End Date.
We calculate Credits as described under “Calculating Credits” next in this section and apply them as follows:
•	We multiply each Index Option Base by its Credit and add this amount to its Index Option Base.
•	Then we set each Index Option Value equal to its Index Option Base.
Lastly, we increase and/or decrease each Index Option Base and Index Option Value for additional Purchase Payments, transfers, partial withdrawals you take (including any MVA), and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
•	Additional Purchase Payments received on the Term End Date and allocated to this Index Option, and transfers of Variable Account Value or Index Option Value into this Index Option, increase these values by the dollar amount allocated or transferred.
•	Transfers out of this Index Option reduce these values by the dollar amount removed from the Index Option.
•	Partial withdrawals you take (including any MVA), and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract reduce these values by the dollar amount withdrawn from the Index Option.
–	We deduct partial withdrawals you take, and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract from the Index Options proportionately based on the percentage of Contract Value in each Index Option using values determined at the end of the Business Day before we process the withdrawal or deduct the Contract expense. However, if you specifically direct us to take a partial withdrawal from a specific Index Option we reduce that Index Option Value by the dollar amount you specify (including any MVA).
–	We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Example
•	Your Contract Value is $100,000 and you selected two Index Options. The first Index Option has an Index Option Value of $75,000 and an Index Option Base of $72,000. The second Index Option has an Index Option Value of $25,000 and an Index Option Base of $22,000. You take a $10,000 partial withdrawal (including any MVA).
•	Your partial withdrawal reduces your Index Option Value by the percentage of Contract Value in each Index Option (Index Option Value ÷ Contract Value).
–	For the first Index Option this percentage is 75% ($75,000 ÷ $100,000) and the $10,000 partial withdrawal reduces this value by $7,500 ($10,000 x 75%). For the second Index Option this percentage is 25% ($25,000 ÷ $100,000) and the $10,000 partial withdrawal reduces this value by $2,500 ($10,000 x 25%).
•	We then reduce each Index Option Base by the same percentage that the amount withdrawn reduced its associated Index Option Value (amount withdrawn from Index Option Value ÷ Index Option Value).
–	For the first Index Option this percentage is 10% ($7,500 ÷ $75,000) and the $10,000 partial withdrawal reduces this value by $7,200 ($72,000 x 10%). For the second Index Option this percentage is also 10% ($2,500 ÷ $25,000) and the $10,000 partial withdrawal reduces this value by $2,200 ($22,000 x 10%).
•	Deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract also reduce these values proportionately in the same way as a partial withdrawal.

	First Index Option		Second Index Option
	Index Option Value	Index Option Base	Index Option Value	Index Option Base
Prior to partial withdrawal	$ 75,000	$ 72,000	$ 25,000	$ 22,000
$10,000 partial withdrawal	– $7,500	– $7,200	– $2,500	– $2,200

After partial withdrawal	$ 67,500	$ 64,800	$ 22,500	$ 19,800

• Amounts removed from the Index Options during the Term for partial withdrawals you take and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract do not receive a Credit on the Term End Date . However, the remaining amount in the Index Options is eligible for a Credit on the Term End Date.
• You cannot specify from which Index Option or the AZL Government Money Market Fund (if applicable) we deduct Contract expenses; we deduct Contract expenses from each Index Option and the AZL Government Money Market Fund proportionately based on its percentage of Contract Value. However, you can specify from which Index Option or the AZL Government Money Market Fund (if applicable) we deduct a partial withdrawal. There is no consistent financial advantage to providing partial withdrawal deduction instructions.
Calculating Credits
We base Credits on Index Values and Index Returns. We measure Index Values on the Term Start Date and Term End Date using the Index’s price at the end of the Business Day as provided by Bloomberg or another market source if Bloomberg is not available. If the Term Start Date or Term End Date is a non-Business Day we use the next Business Day’s Index price. If you select the EURO STOXX 50®, we determine Index Returns without any exchange rate adjustment. Because we calculate Index Returns only on Term End Dates, the Index Return does not necessarily reflect the highest or lowest Index Values that occurred during the Term.
Crediting Method	If Index Value is less than it was on the Term Start Date (i.e., Index Return is negative):	If Index Value is equal to or greater than it was on the Term Start Date (i.e., Index Return is zero or positive):
Index Protection Strategy with DPSC	Credit is zero	Credit is equal to the DPSC set on the Term Start Date

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Crediting Method	If Index Value is less than it was on the Term Start Date (i.e., Index Return is negative):	If Index Value is equal to or greater than it was on the Term Start Date (i.e., Index Return is zero or positive):
Index Protection Strategy with Cap	Credit is zero	Protection Credit is equal to the Index Return up to the Cap set on the Term Start DateAssume the Cap is 5%. If the Index Return is…
• 0%, the Protection Credit is zero.
• 4%, the Performance Credit is 4%.
• 12%, the Performance Credit is 5%.
Index Precision Strategy	Performance Credit is equal to the negative Index Return in excess of the BufferAssume the Buffer is 10%. If the Index Return is…
• -8%, the Performance Credit is zero.
	• -12%, the Performance Credit is -2%.	Performance Credit is equal to the Precision Rate set on the Term Start Date
Index Guard Strategy	Performance Credit is equal to the negative Index Return subject to the FloorAssume the Floor is -10%. If the Index Return is…
• -8%, the Performance Credit is -8%.
• -12%, the Performance Credit is -10%.	Performance Credit is equal to the Index Return up to the Cap set on the Term Start DateAssume the Cap is 8%. If the Index Return is…
• 0%, the Performance Credit is zero.
• 6%, the Performance Credit is 6%.
• 12%, the Performance Credit is 8%.
Index Performance Strategy – 1-year Term	Performance Credit is equal to the negative Index Return in excess of the Buffer.
Assume the Buffer for the 1-year Term is 10%. If the Index Return for the year is…• -8%, the Performance Credit is zero.
• -12%, the Performance Credit is -2%.	Performance Credit is equal to the Index Return up to the Cap set on the Term Start Date
Assume the Cap for the 1-year Term is 8%. If the Index Return for the year is…• 0%, the Performance Credit is zero.
• 6%, the Performance Credit is 6%.
• 12%, the Performance Credit is 8%.
Index Performance Strategy – 3-year Term	Performance Credit is equal to the negative Index Return in excess of the Buffer.
Assume the Buffer for the 3-year Term is 10%. If the Index Return for the Term is…• -19%, the Performance Credit is -9%.
• -24%, the Performance Credit is -14%.	Performance Credit is equal to the Index Return multiplied by the Participation Rate, up to any Cap set on the Term Start Date
Assume the Participation Rate is 100% and the Cap is 80%. If the Index Return for the Term is…• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 65%.
• 90%, the Performance Credit is 80%.
If instead, the Participation Rate is 110% and the 3-year Term were uncapped, then if the Index Return for the Term is…• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 71.5%.
• 90%, the Performance Credit is 99%.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Crediting Method	If Index Value is less than it was on the Term Start Date (i.e., Index Return is negative):	If Index Value is equal to or greater than it was on the Term Start Date (i.e., Index Return is zero or positive):
Index Performance Strategy – 6-year Term	Performance Credit is equal to the negative Index Return in excess of the Buffer.
Assume the Buffer for the 6-year Term is 10%. If the Index Return for the Term is…• -19%, the Performance Credit is -9%.
• -24%, the Performance Credit is -14%.	Performance Credit is equal to the Index Return multiplied by the Participation Rate, up to any Cap set on the Term Start Date
Assume the Participation Rate is 100% and the Cap is 95%. If the Index Return for the Term is…• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 65%.
• 90%, the Performance Credit is 90%.
If instead, the Participation Rate is 110% and the 6-year Term were uncapped, then if the Index Return for the Term is…• 0%, the Performance Credit is zero.
• 65%, the Performance Credit is 71.5%.
• 90%, the Performance Credit is 99%.
Daily Adjustment
We designed the Daily Adjustment to provide an Index Option Value during the Term on days other than the Term Start Date or the Term End Date. The Daily Adjustment can affect the amounts available for withdrawal, annuitization, payment of the death benefit, and the Contract Value used to determine the Income Payments, Charge Base, and contract maintenance charge. It is discussed in the Summary - What is the Daily Adjustment?; and in Risk Factors – Risk of Negative Returns. The Daily Adjustment formula is described in Appendix B and in Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This information is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.
Performance Locks
We must receive a Performance Lock request in Good Order before the end of the current Business Day to lock an Index Option on that day. Otherwise the Lock Date will occur on the next Business Day that your request is in Good Order. We do not allow Performance Locks to occur on Term End Dates. For requests submitted in writing, we do not consider the request to be received until it arrives at our Service Center. You can continue to request Performance Locks while you are receiving Income Payments. For the Increasing Income payment option, you can continue to request Performance Locks even after your Contract Value reduces to zero as long as your Income Payments continue, or are converted to Annuity Payments.
You (or your Financial Professional, if authorized) can request a Performance Lock based on targets you set only through your account on our website. You can set upper and/or lower targets for each Index Option each Term. Setting a target close to the current Index Option Value return (or close to the Daily Adjustment once Contract Value is reduced to zero) may cause a Performance Lock to occur very quickly. You can change or cancel targets at any time before we execute a Performance Lock. Each Index Option’s targets automatically expire on the earlier of the Lock Date, or the last Business Day before the Term End Date. By setting targets you are authorizing us to automatically execute a Performance Lock at the end of the Business Day on the Lock Date upon which the target is reached.
A Performance Lock can be executed once each Term for each of these Index Options. A Performance Lock applies to the total Index Option Value in an Index Option, and not just a portion of that Index Option Value. We use the Daily Adjustment calculated at the end of the current Business Day on the Lock Date to determine your locked Index Option Value. This “locked” Index Option Value may be more or less than the “unlocked” Index Option Value that is available for your review on the Lock Date because the unlocked Index Option Value was determined at the end of the prior Business Day. After the Lock Date, the Index Option Value stays in the locked Index Option for the remainder of the Term, Daily Adjustments do not apply for the remainder of the Term and the locked Index Option Value will not receive a Performance Credit on the Term End Date. However, a locked Index Option Value can decrease if you take a partial withdrawal or when we deduct Contract expenses. On the next Index Anniversary that occurs on or immediately after the Lock Date, all

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

locked Index Options will be unlocked, we will transfer the locked Index Option Value according to your instructions, and Daily Adjustments will again apply for the new Term. If you do not provide us with transfer instructions, the Index Option Value will remain in the same Index Option with a new Term Start Date.
A Performance Lock can help eliminate doubt about future Index performance and possibly limit the impact of a negative Performance Credit you would otherwise receive. A Performance Lock can also allow you to transfer assets out of a 3-year or 6-year Term Index Option before the Term End Date if you execute it on or before the second Index Anniversary of a 3-year Term, or on or before the fifth Index Anniversary of a 6-year Term. The disadvantage of executing a Performance Lock is that the relevant Index Value could increase by the Term End Date, and you will not participate in that increase. In addition, if you execute a Performance Lock, you may receive less than the full protection of the Buffer or Floor, than you would have received if you waited for us to apply the Performance Credit on the Term End Date.
Market Value Adjustment (MVA)
We designed Index Advantage Income ADVSM to provide guaranteed retirement income, and one way we back that guarantee is by making long-term investments. The MVA helps us manage investment risk by aligning your Cash Value with the current value of the long-term investments backing your Contract guarantees (such as the Income Benefit). By managing the investment risk through the MVA, it may allow us to offer better DPSCs, Precision Rates, Caps, and Participation Rates.
The MVA can be positive or negative according to the interest rate environment as measured by the corporate bond yields through the Bloomberg Barclays US Long Corporate Bond Index. If the yield for the Bloomberg Barclays US Long Corporate Bond Index is not published on any day that we calculate an MVA we use the rate from the most recent day it was published. As the chart below illustrates, bond yields typically have an inverse relationship to the MVA.
In general, if corporate bond yields at the time of the withdrawal are…	then the MVA will be…
Less than they were when the Annual Contribution Amount was established	Positive
Equal to what they were when the Annual Contribution Amount was established	Zero
Greater than what they were when the Annual Contribution Amount was established	Negative
We apply an MVA if you take a withdrawal (including an Excess Withdrawal), begin Annuity Payments, or if we pay a death benefit within seven Index Years of the establishment of an Annual Contribution Amount. We do not apply an MVA to MVA-Free Withdrawals; to deductions for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract; or if you cancel your Contract within the free look period . The free withdrawal privilege is not available on a full withdrawal. If you take a full withdrawal you will be subject to an MVA on any Annual Contribution Amounts that are still within the seven Index Year MVA period.
The total MVA is the sum of the MVAs for each Annual Contribution Amount. The MVA for each Annual Contribution Amount is equal to the amount of Purchase Payment being withdrawn from that Annual Contribution Amount multiplied by the MVA factor. On the Index Effective Date we establish the first Annual Contribution Amount, which is all Purchase Payments received on or before that date less withdrawals you took. We establish additional Annual Contribution Amounts on subsequent Index Anniversaries if you make additional Purchase Payments. Each additional Annual Contribution Amount is equal to the Purchase Payments received after the last established Annual Contribution Amount up to and including the current Index Anniversary less withdrawals you took. Withdrawals you take that are subject to an MVA reduce your Annual Contribution Amounts by the dollar amount withdrawn. However, we do not reduce Annual Contribution Amounts for MVA-Free Withdrawals, or deductions we make for Contract fees, and expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract. In addition, when you request a partial withdrawal that is subject to an MVA, the MVA may increase or decrease the amount we need to withdraw from an Annual Contribution Amount in order to send you the amount you request (please see the example below). The maximum total positive or negative MVA is 10% of Contract Value if you take a full withdrawal, begin Annuity Payments, or if we pay a death benefit. On a partial withdrawal, the maximum total positive or negative MVA is 10% of the amount withdrawn.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The MVA factor is equal to (A ÷ B)t -1, where:
•	A is one plus the initial yield on the Bloomberg Barclays US Long Corporate Bond Index on the Index Effective Date or Index Anniversary that we established the Annual Contribution Amount.
•	B is one plus the yield on the Bloomberg Barclays US Long Corporate Bond Index at the end of the last Business Day prior to the date we apply the MVA.
•	t is the number of days from the date we apply the MVA to the next Index Anniversary, divided by 365, plus the number of whole Index Years remaining in the Annual Contribution Amount’s MVA period.

Calculating an MVA on a partial withdrawal	Example
For purposes of calculating an MVA on a partial withdrawal, we withdraw Purchase Payments on a “first-in-first-out” (FIFO) basis as indicated below.	You make an initial Purchase Payment on a Non-Qualified Contract of $55,000 on the Index Effective Date (your 1 st Annual Contribution Amount), and make another Purchase Payment on the first Index Anniversary of $45,000 (your 2 nd Annual Contribution Amount), for a total Annual Contribution Amount of $100,000. The yield on the Bloomberg Barclays US Long Corporate Bond Index on the Index Effective Date is 2.00%, and is 3.00% on the first Index Anniversary (these are “A” in the MVA factor formula).
On the third Index Anniversary, your Contract Value is $110,000, the yield on the Bloomberg Barclays US Long Corporate Bond Index is 2.50% (this is “B” in the MVA factor formula), Income Payment have not yet begun, and you request a $70,000 withdrawal. The time remaining in each Annual Contribution Amount is 4 years for the 1 st amount, and 5 years for the 2 nd amount (“t” in our MVA factor formula). We withdraw money and compute the MVA as follows.
1. First we withdraw from any Variable Account Value in the AZL Government Money Market Fund. This withdrawal is not subject to an MVA, but it does reduce the Purchase Payments we apply to the next Annual Contribution Amount dollar for dollar.	1. Variable Account Value in the AZL Government Money Market Fund. You made no Purchase Payments during the third Index Year, so there is no Variable Account Value in the fund and this does not apply.
2. Next we withdraw from any Annual Contribution Amounts that are beyond the seven Index Year MVA period. This withdrawal is not subject to an MVA and it reduces your Annual Contribution Amounts dollar for dollar.	2. Annual Contribution Amounts beyond the MVA period. Both Annual Contribution Amounts are still within the MVA period, so this does not apply.
3. Amounts available as an MVA-Free Withdrawal. This includes partial withdrawals you take during the Accumulation Phase and before the Income Period under the free withdrawal privilege, Income Payments, and RMD payments under our minimum distribution program. MVA-Free Withdrawals are not subject to an MVA and do not reduce your Annual Contribution Amounts.	3. Amounts available as an MVA-Free Withdrawal. You did not take any other withdrawals this Index Year, so the entire free withdrawal privilege (10% of your total Annual Contribution Amounts, or $10,000) is available to you without incurring an MVA. This withdrawal will not reduce your Annual Contribution Amounts.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Calculating an MVA on a partial withdrawal	Example
4. Next, on a FIFO basis, we withdraw from any Annual Contribution Amounts within your Contract’s seven Index Year MVA period and assess an MVA. The MVA for an Annual Contribution Amount is equal to the amount of Purchase Payment withdrawn from that Annual Contribution Amount multiplied by the MVA factor. We determine your total MVA by multiplying each Annual Contribution Amount by its applicable MVA and then totaling the MVAs. These withdrawals reduce your Annual Contribution Amounts.	4. Annual Contribution Amounts within the MVA period on a FIFO basis. The total amount we withdraw from the 1 st Annual Contribution Amount is $55,000, which is subject to a -$1,065.34 MVA, and you receive $53,934.66. We determine this amount as follows:
The MVA factor is [(A ÷ B) [t] -1] =
[(1 + 2%) ÷ (2% + 2.50%)] [4] – 1] = -1.94%.
( amount withdrawn) x (1 + MVA factor) = the amount you receive, or: $55,000 x 0.9806) = $53,934.66
Next we withdraw from the 2 nd Annual Contribution Amount.
So far, you received $64,934.66 ($10,000 under the free withdrawal privilege, and $53,934.66 from the 1 st Annual Contribution Amount which is now reduced to $0), so you must receive an additional $6,065.34 to equal the $70,000 you requested. We determine the amount we must withdraw from the 2 nd Annual Contribution Amount as follows:
The MVA factor is [(A ÷ B) [t] -1] =
[(1 + 3%) ÷ (1 + 2.50%)] [5] – 1 = 2.46%.
We calculate the amount withdrawn and its partial MVA as follows:
(the amount you receive) ÷ (1 + MVA factor) = amount withdrawn, or:
$6,065.34 ÷ (1 + 2.46%) = $5,919.55
Because the MVA is positive we withdraw $5,919.55 from the 2 nd Annual Contribution Amount to get you $6,065.34.
5. Finally, we withdraw from any Contract earnings. This withdrawal is not subject to an MVA and does not reduce your Annual Contribution Amounts.	5. Contract earnings. We already withdrew your requested amount, so this does not apply.
In total we withdrew $70,919.55 from your Contract, of which you received $70,000 due to the partial MVA of - $919.55 (which is less than the 10% limit on the amount withdrawn). We also reduced the 1 st Annual Contribution Amount from $55,000 to $0, and your 2 nd Annual Contribution Amount from $45,000 to $39,080.45 ($45,000 - $5,919.55).
Upon a full withdrawal, we first deduct any final product and rider fees and contract maintenance charge from your Contract Value before we calculate the MVA. We then add or deduct any applicable MVA from the total remaining Contract Value and send you the Cash Value. For a partial withdrawal, we pay you the amount you requested and deduct this amount and any MVA from the total Contract Value. We deduct any partial withdrawal (including any MVA) proportionately from each Index Option unless you provide us with alternate instructions. If a partial withdrawal occurs on a day that we also deduct the product or rider fees or contract maintenance charge, we deduct these fees and expenses before we calculate and deduct the partial withdrawal (including any MVA) from the Contract Value. If this is also a day that we deduct investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract, we deduct these fees after the partial withdrawal.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

• Upon a full withdrawal the free withdrawal privilege is not available to you, and we apply an MVA against Annual Contribution Amounts that are still within their MVA period. On a full withdrawal your total Annual Contribution Amounts may be greater than your Contract Value because the following reduce your Contract Value, but do not reduce your Annual Contribution Amounts:
– prior MVA-Free Withdrawals,
– deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract, and/or
– poor performance.
• Withdrawals may also be subject to ordinary income taxes, and a 10% additional federal tax if you are under age 59 1 ⁄ 2 , and the amount of Contract Value available for withdrawal may be affected by the Daily Adjustment (which can be negative) .
• For tax purposes in most instances, withdrawals from Non-Qualified Contracts are considered to come from earnings first, not Purchase Payments.

6.  Expenses
Contract fees and expenses reduce your investment return and are described here in detail. We set the Contract fees and expenses on the Issue Date and they cannot change.
Annual Contract Fees: Product and Rider Fees
The product fee compensates us for providing all your Contract’s benefits, including our contractual obligation to make Annuity Payments and certain Contract and distribution expenses. The product fee also compensates us for assuming the expense risk that the current fee is less than future Contract administration costs as well as the cost of providing certain features under the Contract. The rider fees compensate us for the benefits provided by the Income Benefit and Maximum Anniversary Value Death Benefit, including the benefits’ guarantees. If the product and rider fees cover these costs and risks, any excess is profit to us. We anticipate making such a profit.
Annual Contract Fees (as a percentage of the Charge Base)
Product Fee(1)	0.25%
Rider Fee for the Income Benefit	0.70%
Rider Fee for the optional Maximum Anniversary Value Death Benefit(2)	0.20%
Total Contract Fees for Contracts with the Income Benefit and optional Maximum Anniversary Value Death Benefit	1.15%
(1)	Upon the death of the Owner, we continue to assess this product fee under death benefit payment Option B, and with optional payments under death benefit payment Option C, as noted in section 10, Death Benefit.
(2)	We no longer assess the 0.20% rider fee for the Maximum Anniversary Value Death Benefit once we receive either the first Valid Claim from any one Beneficiary, or due proof of a Determining Life’s death if you and the Determining Life are different individuals and the Determining Life predeceases you.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The product and rider fees are annualized rates that we calculate and accrue on a daily basis as a percentage of the Charge Base during the Accumulation Phase as follows.
Issue Date	Non-Quarterly Contract Anniversaries	Quarterly Contract Anniversaries*
• The Charge Base is equal to your initial Purchase Payment. • We begin calculating and accruing the daily product fee, and rider fee if applicable, on the day after the Issue Date.	• First we calculate and accrue the daily product and rider fees, using the Charge Base. If this is a non-Business Day we use the Charge Base from the end of the prior Business Day. • Then if this is a Business Day we increase/decrease the Charge Base as follows.
– If we receive an additional Purchase Payment, we increase the Charge Base by the dollar amount we receive.
– If you take a partial withdrawal, or we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract, we decrease the Charge Base by the percentage of Contract Value withdrawn (including any MVA). All withdrawals you take reduce the Charge Base, even MVA-Free Withdrawals.	• First we process all daily transactions and determine your Contract Value. Daily transactions include any gains/losses due to AZL Government Money Market Fund performance or application of any Daily Adjustment (or Credit if this is also the Term End Date), any additional Purchase Payment, any partial withdrawals you take (including any MVA), and deductions we make for Contract fees and expenses (including deduction of the accrued daily product and rider fees for the prior quarter) and any investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract . All partial withdrawals you take reduce the Charge Base, even MVA-Free Withdrawals.
– We deduct the accrued product and rider fees for the prior quarter on a dollar for dollar basis from the Contract Value, and proportionately from each Index Option and the AZL Government Money Market Fund. • Then we set the Charge Base equal to this Contract Value and we calculate and accrue the next quarter’s daily product and rider fees using the newly set Charge Base. * Or the next Business Day if the Quarterly Contract Anniversary is a non-Business Day.
Example: Contract Value is $125,000; Charge Base is $127,000; a $10,000 partial withdrawal (including any MVA) would decrease the Charge Base by $10,160. [($10,000 ÷ $125,000) x $127,000]
Any increase/decrease to the Charge Base will increase/decrease the daily product and rider fees we calculate and accrue on the next day.
Examples of how we calculate the product and rider fees are included in Appendix C.

We do not treat the deduction of the accrued product and rider fees as a withdrawal when computing your Guaranteed Death Benefit Value (see section 10). However, if you select the Maximum Anniversary Value Death Benefit we deduct all Contract fees and expenses on the Index Anniversary (including the accrued product and rider fees if this is also a Quarterly Contract Anniversary) before we capture any annual investment gains in the Maximum Anniversary Value.
Deduction of the final product and rider fees
•	If you take a full withdrawal we deduct the final accrued product and rider fees before processing the withdrawal.
•	If you annuitize the Contract, we deduct the final accrued product and rider fees before calculating Annuity Payments.
•	Upon the death of an Owner (or Annuitant if the Owner is a non-individual), we deduct the final accrued rider fee for the Maximum Anniversary Value Death Benefit before calculating the death benefit, and we deduct the final accrued product fee before calculating the death benefit if death benefit payment Option A or Annuity Payments under death benefit payment Option C is selected. If the Income Benefit ends due to death, we also deduct its final rider fee before calculating the death benefit. For more information on the death benefit payment options see section 10, Death Benefit.

If on a Quarterly Contract Anniversary (or the next Business Day if the Quarterly Contract Anniversary is a non-Business Day) the Contract Value is less than the accrued product and rider fees, we deduct your total remaining Contract Value to cover the accrued product and rider fees and reduce your Contract Value to zero. If the deduction of the accrued product and rider fees reduces your Contract Value to zero and the Income Benefit and your selected death benefit have ended, we treat this as a full withdrawal and your Contract ends.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Contract Maintenance Charge
Your annual contract maintenance charge is $50. This charge is for Contract administration and maintenance expenses. We waive this charge as follows:
•	During the Accumulation Phase (and Income Period, if applicable), if the Contract Value is at least $100,000 on the Contract Anniversary.
•	During the Annuity Phase if the Contract Value on the last Business Day before the Annuity Date is at least $100,000.
•	When paying death benefits.
During the Accumulation Phase, we deduct the contract maintenance charge:
•	on a dollar for dollar basis from the Contract Value on the Contract Anniversary (or the next Business Day if the Contract Anniversary is a non-Business Day), and
•	we deduct it proportionately from each Index Option and the AZL Government Money Market Fund.
If you take a full withdrawal from your Contract (other than on a Contract Anniversary), we deduct the full contract maintenance charge. We do not treat the deduction of the contract maintenance charge as a withdrawal when computing your Guaranteed Death Benefit Value. During the Annuity Phase, we deduct the contract maintenance charge proportionately from each Annuity Payment (e.g., if you request semi-annual Annuity Payments we deduct 50% of the contract maintenance charge from each Annuity Payment).
Premium Tax
Premium tax is based on your state of residence at the time you make each Purchase Payment. In states that assess a premium tax, we do not currently deduct it from the Contract, although we reserve the right to do so in the future. Premium tax normally ranges from 0% to 3.5% of the Purchase Payment, depending on the state or governmental entity.
Income Tax
Currently, we do not deduct any Contract related income tax we incur, although we reserve the right to do so in the future.
AZL Government Money Market Fund Expenses
The AZL Government Money Market Fund's assets are subject to operating expenses (including management fees). These expenses are described in the Fee Tables and in the AZL Government Money Market Fund's prospectus. These expenses reduce the AZL Government Money Market Fund's performance and, therefore, negatively affect your Contract Value and any payments based on Contract Value.

7.  Access to Your Money
Your Contract Value is available under the following circumstances:
•	by taking a withdrawal (including withdrawals under the free withdrawal privilege; Income Payments and Excess Withdrawals; and for Qualified Contracts only, RMD payments under our minimum distribution program);
•	by taking Annuity Payments; or
•	when we pay a death benefit.
You can take withdrawals during the Accumulation Phase, however, Income Payments and Excess Withdrawals are only available during the Income Period. We process withdrawal requests based on values next determined after receipt of the request in Good Order at our Service Center. Values are normally determined at the end of each Business Day. We process any withdrawal request received at or after the end of the current Business Day using values determined on the next Business Day.
Any partial withdrawal must be for at least $100.* The Contract Value after a partial withdrawal must be at least $2,000.** We reserve the right to treat a partial withdrawal that reduces the Contract Value below this minimum as a full withdrawal.
*	Does not apply to RMD payments under our required minimum distribution program.
**	Does not apply to Income Payments or RMD payments under our required minimum distributions program.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

We deduct any partial withdrawal first from the AZL Government Money Market Fund, then proportionately from each Index Option unless you provide us with alternate instructions. Partial withdrawals deducted from the AZL Government Money Market Fund do not include an MVA, but amounts withdrawn from the Index Options will include any applicable MVA.
When you take a full withdrawal of the Cash Value we process your request on the Business Day we receive it in Good Order at our Service Center as follows:
•	total Contract Value,
•	less any final product and rider fees, and contract maintenance charge, and
•	increased or decreased for any MVA.
See the Fee Tables and section 6, Expenses for a discussion of the Contract fees and expenses. For information on the MVA see section 5, Valuing Your Contract.
We pay withdrawals promptly, but in no event later than seven days after receipt of your request in Good Order at our Service Center, unless the suspension of payments or transfers provision is in effect (see the discussion later in this section).
• Withdrawals may be subject to an MVA, state and federal taxation, and a 10% additional federal tax if you are under age 59 1 ⁄ 2 , and the amount of Contract Value available for withdrawal may be affected by the Daily Adjustment (which can be negative) .
• Joint Owners: We send each Joint Owner a check for half of the withdrawal amount and tax that Joint Owner individually. This can create a discrepancy in taxation if only one Joint Owner is under age 59 1 ⁄ 2 because that Joint Owner will be subject to the 10% additional federal tax.
• We may be required to provide information about you or your Contract to government regulators. We may also be required to stop Contract disbursements and thereby refuse any transfer requests, and refuse to pay any withdrawals (including a full withdrawal), or death benefits until we receive instructions from the appropriate regulator. If, pursuant to SEC rules, the AZL Government Money Market Fund suspends payment of redemption proceeds in connection with a fund liquidation, we will delay payment of any transfer, full or partial withdrawal, or death benefit from the AZL Government Money Market Fund subaccount until the fund is liquidated.
Free Withdrawal Privilege
Each Index Year during the Accumulation Phase and before the Income Period, you can withdraw up to 10% of your total Annual Contribution Amounts without incurring an MVA (the free withdrawal privilege). Any unused free withdrawal privilege in one Index Year is not added to the amount available to you in the next Index Year. Withdrawals from Annual Contribution Amounts that are outside the seven Index Year MVA period are not subject to an MVA and do not reduce your free withdrawal privilege. RMD payments you take under our minimum distribution program are not subject to an MVA, but do reduce your free withdrawal privilege.
The free withdrawal privilege is not available upon a full withdrawal or during the Income Period.
Minimum Distribution Program and Required Minimum Distribution (RMD) Payments
If you own an IRA or SEP IRA Contract, you can participate in the minimum distribution program during the Accumulation Phase (and Income Period, if applicable). Under this program, we make payments to you designed to meet the applicable minimum distribution requirements imposed by the Code for this Qualified Contract. RMD payments are not subject to an MVA, but they reduce the free withdrawal privilege amount during the Index Year. We do not consider deductions we make for investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract to be RMD payments. However, Contract Value is one of the components we use to calculate RMD payments, so these deductions may reduce your RMD payments. We can make payments to you on a monthly, quarterly, semi-annually or annually. However, if your Contract Value is less than $25,000, we only make annual payments. You cannot aggregate RMD payments between this Contract and other qualified contracts that you own. We must receive your program form instructions in Good Order at our Service Center before the end of the Business Day before payments begin.
When you request Income Payments, we ask for instructions regarding your RMD needs for this Contract. If you choose to use Income Payments to satisfy your RMD needs, we determine whether this calendar year’s total RMD has been satisfied by your Income Payments and any Excess Withdrawals. If the RMD amount for this Contract has not been satisfied, we

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to an MVA. For more information, see section 9, Income Benefit – Calculating Your Income Payments.
You should consult a tax adviser before purchasing a Qualified Contract that is subject to RMD payments.
Suspension of Payments or Transfers
We may be required to suspend or postpone transfers or payments for withdrawals* for more than seven days after receipt of your request in Good Order at our Service Center, for any period when:
•	the New York Stock Exchange is closed (other than customary weekend and holiday closings);
•	trading on the New York Stock Exchange is restricted;
•	an emergency (as determined by the SEC) exists as a result of which disposal of the AZL Government Money Market Fund shares is not reasonably practicable or we cannot reasonably value the shares; or
•	during any other period when the SEC, by order, so permits for the protection of Owners.
*	Including Income Payments and Excess Withdrawals.

8.  The Annuity Phase
Prior to annuitization, you can take a full withdrawal and receive your Cash Value. If you take a full withdrawal on any day other than a Term Start Date or Term End Date we apply the Daily Adjustment to the Index Option Values before we deduct the final Contract fees and expenses and apply any MVA.
Annuity Payments offer a guaranteed lifetime income stream with certain tax advantages and are designed for Owners who no longer need immediate access to Contract Value to meet their short-term income needs.
You can request regular periodic fixed Annuity Payments. The Payee receives the Annuity Payments. You receive tax reporting on the payments, whether or not you are the Payee. We may require proof of the Annuitant(s)’ age before we make any life contingent Annuity Payment. If you misstate the Annuitant(s)’ age or gender, we recalculate the Annuity Payments based on the correct age or gender.
Calculating Your Annuity Payments
We base Annuity Payments upon the following:
•	The Contract Value less the final product and rider fees, or Cash Value on the Annuity Date.
•	The age of the Annuitant and any joint Annuitant on the Annuity Date.
•	The gender of the Annuitant and any joint Annuitant where permitted.
•	The Annuity Option you select.
•	Your Contract’s interest rate (or current rates, if higher) and mortality table.
If the Annuity Date is not a Term End Date, Contract Value reflects the Daily Adjustment if you selected a 3-year or 6-year Term Index Option. However, for 1-year Term Index Options each Index Anniversary is a Term End Date. Therefore, 1-year Term Index Options are not subject to a Daily Adjustment on the Annuity Date. We guarantee the dollar amount of Annuity Payments and this amount remains fixed and does not change during the entire annuity payment option period that you selected, except as provided under Annuity Option G, or if your Income Payments under the Increasing Income payment option are converted to Annuity Payments. We deduct the contract maintenance charge proportionately from each Annuity Payment (e.g., if you request semi-annual Annuity Payments we deduct 50% of the contract maintenance charge from each Annuity Payment). However, if your Contract Value on the last Business Day before the Annuity Date is at least $100,000 we waive the contract maintenance charge during the Annuity Phase.
Annuity Payment Options
You can choose one of the Annuity Options described below. After Annuity Payments begin, you cannot change the Annuity Option.
Option A - Guaranteed Period. We make Annuity Payments for a guaranteed period of ten years.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Option B - Life. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Option C - Life with Guaranteed Period. We make Annuity Payments during the life of the Annuitant, with payments for a minimum guaranteed period that you select. The guaranteed period must be either five or ten years
Option F - Joint and Survivor. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Option G - Joint and 2/3 Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant at 2/3 or the original amount. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.
Under Annuity Options B, F and G, if all Annuitants die on or after the Annuity Date and before we send the first Annuity Payment, we will cancel Annuity Payments and upon receipt of a Valid Claim we will pay the greater of Contract Value or Cash Value determined on the Annuity Date to surviving individual Owner, or the Beneficiary(s) if there is no surviving Owner. If the Owner is a non-individual, we pay the Owner.
After the Annuitant’s death under Annuity Options A and C, we make Annuity Payments during the remaining guaranteed period in the following order based on who is still alive: the Payee, any surviving original Owner, the last surviving Owner’s Beneficiaries, or to the last surviving Owner’s estate if there are no remaining or named Beneficiaries.
Annuity Payments are usually lower if you select an Annuity Option that requires us to make more frequent Annuity Payments or to make payments over a longer period of time. If you choose life contingent Annuity Payments, payout rates for a younger Annuitant are lower than the payout rates for an older Annuitant and payout rates for life with a guaranteed period are typically lower than life only payments. Monthly payout rates are lower than annual payout rates, payout rates for a 10-year guaranteed period are less than payout rates for a 5-year guaranteed period, and payout rates for a 50-year-old Annuitant are less than payout rates for a 70-year-old Annuitant.
If you do not choose an Annuity Option before the Annuity Date, we make Annuity Payments to the Payee under Annuity Option C with ten years of guaranteed monthly payments.
When Annuity Payments Begin
Annuity Payments must begin on the maximum Annuity Date stated in your Contract, which is the Index Anniversary that occurs on or immediately after the Annuitant reaches age 100. An earlier Annuity Date or a withdrawal may be required to satisfy minimum required distribution rules under certain Qualified Contracts. You can make an authorized request for an earlier Annuity Date after the Issue Date, but any such request is subject to applicable law and our approval. Your Annuity Date must be at least two years after the Issue Date and must occur on an Index Anniversary.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

• If Annuity Payments would be less than $100, we reserve the right to require you to take a full withdrawal and your Contract will then terminate.
• If on the maximum Annuity Date your Contract Value is greater than zero, you must annuitize the Contract. We notify you of your available options in writing 60 days in advance. If on your maximum Annuity Date you have not selected an Annuity Option, we make payments under Annuity Option C with ten years of guaranteed monthly payments. Upon annuitization you no longer have Contract Value or a death benefit, and you cannot receive any other periodic withdrawals or payments other than Annuity Payments.
• For Contracts in the Income Period: We will convert your Income Payments to Annuity Payments if your Contract Value is greater than zero and you take Annuity Payments under Annuity Option B or F as follows.
For single Income Payments, if you choose Annuity Option B (Life) the sole Covered Person becomes the sole Annuitant and your Annuity Payments are equal to the greater of:
– annual Annuity Payments under Annuity Option B based on the greater of Contract Value or Cash Value; or
– the current annual maximum Income Payment available to you.
For joint Income Payments, if you choose Annuity Option F (Joint and Survivor) the joint Covered Persons become the joint Annuitants and your Annuity Payments are equal to the greater of:
– annual Annuity Payments under Annuity Option F based on the greater of Contract Value or Cash Value; or
– the current annual maximum Income Payment available to you.
If you select Annuity Option A, C, or G, we do not convert your Income Payments to Annuity Payments. This means you may receive less as Annuity Payments than you would have received as Income Payments. You should consult with your Financial Professional before requesting Annuity Payments. On request we provide illustrations showing you the amount of Annuity Payments you could receive.
If we convert your Income Payments to Annuity Payments:
– On the Annuity Date we establish a “remaining value” equal to your Contract Value. Each Annuity Payment reduces the remaining value by the dollar amount paid. Upon the death of the last surviving Annuitant, we will pay any remaining value to the named Beneficiary(s).
– If you selected the Increasing Income payment option, your Annuity Payments will increase on each Index Anniversary if your selected Index Options receive a DPSC or Protection Credit, or by the Daily Adjustment if you exercise a Performance Lock, as described in section 9.
– If you have a Non-Qualified Contract, these Annuity Payments will receive the benefit of the exclusion ratio, which causes a portion of each Annuity Payment to be non-taxable as described in section 11, Taxes – Taxation of Annuity Contracts.

9.  Income Benefit
The Income Benefit is automatically included in your Contract at issue and you cannot remove it. It provides guaranteed lifetime Income Payments based on a percentage of your Contract Value until annuitization. Once the Income Payment waiting period has expired, Income Payments can begin as early as age 50 or as late as age 100. Unlike Annuity Payments, the Income Benefit allows access to your Contract Value and death benefit for a period of time after Income Payments begin. However, once Income Payments begin only the Index Options with the Index Protection Strategy with DPSC and Index Protection Strategy with Cap are available to you. The Income Benefit has a rider fee as discussed in the Fee Tables, and section 6, Expenses. The Income Benefit also includes the Income Multiplier Benefit for no additional charge, which can increase the annual maximum Income Payment after the required wait period to help pay for care if you should need it.
Requesting Income Payments
You request Income Payments by completing a payment election form. We must receive your Income Payment election form in Good Order at our Service Center no later than five Business Days before the Income Benefit Date. At least one Eligible Person must remain in the Contract and be alive on the Income Benefit Date in order for Income Payments to begin. Joint payments are only available if there are two Eligible Persons on the Income Benefit Date. If you have Contract Value in any of the Index Options with the Index Precision Strategy, Index Guard Strategy, or Index Performance Strategy, you must transfer this Contract Value to the Index Options with the Index Protection Strategy with DPSC or Index Protection Strategy with Cap when you request Income Payments. In addition, your Income Benefit Date must be on an Index Anniversary. lf you have Contract Value in a 3-year or 6-year Term Index Option and the Income Benefit Date is not

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

also a Term End Date for that Index Option, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments.
We will send you a notice letter at least 30 days before:
•	the Index Anniversary that Income Payments can begin once the Eligible Person(s) reaches age 50,
•	the last Index Anniversary that joint Income Payments will be available because the older Eligible Person is reaching age 100 if there are two Eligible Persons, and
•	the last Index Anniversary that Income Payments will be available because the younger Eligible Person is reaching age 100.

• If Income Payments do not begin by the Index Anniversary upon which the younger Eligible Person reaches age 100, the Income Benefit ends.
• If the Income Benefit ends before Income Payments begin, you will have paid for the benefit without receiving any of its advantages.
Calculating Your Income Payments
The annual maximum Income Payment is the amount you are entitled to receive each Income Benefit Year. On the Income Benefit Date, if you select the Level Income payment option and all Covered Persons are age 80 or younger (and were age 75 or younger on the Issue Date) your initial annual maximum Income Payment is the greater of the following:
•	The Level Income Guarantee Payment Percentage based on the Covered Person’s current age (or the younger Covered Person’s current age for joint payments) multiplied by total Purchase Payments reduced for withdrawals you took. Withdrawals reduce total Purchase Payments by the percentage of Contract Value withdrawn (including any MVA), determined at the end of each Business Day. All withdrawals you take reduce your total Purchase Payments, even MVA-Free Withdrawals. However, we do not reduce your total Purchase Payments for deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
•	The Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Credits, but before we make any Income Payments or Excess Withdrawals, or we deduct any investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
If the Covered Persons do not meet these age requirements (age 80 or younger on the Income Benefit Date, and age 75 or younger on the Issue Date), or if you select the Increasing Income payment option, we instead calculate your initial annual maximum Income Payment as stated in the second bullet above (the Lifetime Income Percentage for the payment type you select multiplied by the Contract Value determined at the end of the Business Day after we deduct the product fee, rider fee, and contract maintenance charge and apply any Credits, but before we make any Income Payments or deduct Excess Withdrawals).
• If you have Contract Value in a 3-year or 6-year Term Index Option and the Income Benefit Date is not a Term End Date, we will execute a Performance Lock for that Index Option if it is not locked and then immediately calculate and begin your Income Payments. This means you may not receive the full benefit of the Credit that you would have received if you had waited until the Term End Date to begin Income Payments.
• We use Contract Value to calculate your initial annual maximum Income Payment, and Income Payment increases under the Level Income payment option . Negative Index Option performance, withdrawals you take, and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract decrease the Contract Value, which reduces the initial annual maximum Income Payment available to you, and the likelihood you will receive Income Payment increases if you select the Level Income payment option.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Level Income Guarantee Payment Percentage Table
Covered Person’s age (or younger Covered Person’s age for joint payments) on the Income Benefit Date	Level Income Guarantee Payment Percentage
50	2.23%
51	2.28%
52	2.33%
53	2.39%
54	2.44%
55	2.50%
56	2.57%
57	2.64%
58	2.71%
59	2.78%
60	2.86%
61	2.95%
62	3.04%
63	3.13%
64	3.23%
65	3.34%
66	3.45%
67	3.58%
68	3.71%
69	3.85%
70	4.00%
71	4.17%
72	4.35%
73	4.55%
74	4.77%
75	5.00%
76	5.27%
77	5.56%
78	5.89%
79	6.25%
80	6.67%
On the Income Benefit Date, if your initial annual maximum Income Payment is less than $100, the Income Benefit ends and you will have paid for the benefit without receiving any of its advantages. For example, assuming a 4% Lifetime Income Percentage and Contract Value less than $2,500, this would result in an initial annual maximum Income Payment of less than $100.
You can receive Income Payments monthly, quarterly, semi-annually, or annually. If the scheduled payment date does not fall on a Business Day, we make the payment on the next Business Day.
You can change your payment frequency once each Income Benefit Year while your Contract Value is positive. We must receive your request to change your Income Payment frequency in Good Order at our Service Center no later than five Business Days before the Income Benefit Anniversary. If the change is available, we implement it on the Income Benefit Anniversary and it remains in effect until the benefit ends or you request another change. We do not accept payment frequency changes that would cause us to make payments of $0.01 to $99.99.
The annual maximum Income Payment is the amount you are entitled to, but you can choose to take less. The annual actual Income Payment is the total amount you choose to receive each year. Each scheduled Income Payment you receive is equal to the annual actual Income Payment divided by the number of payments you chose to receive during the Income Benefit Year. Each scheduled Income Payment must either be zero, or $100 or more. For example, you cannot request a scheduled payment of $50.
Any part of your annual maximum payment that you do not withdraw in a given Income Benefit Year is not added to the annual maximum payment available next year. However, if your actual Income Payment is less than your annual maximum payment, you can withdraw the difference and we consider that withdrawal to be an additional actual Income Payment, and

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

not an Excess Withdrawal and not subject to a MVA. We do not consider a withdrawal to be an Excess Withdrawal until you have withdrawn the available annual maximum Income Payment amount. In addition, once we have paid out your annual maximum Income Payment we will not make any further scheduled Income Payments for the rest of the Income Benefit Year. For example, assume your annual maximum Income Payment is $2,000 and you take scheduled semi-annual Income Payments of $500. Within an Income Benefit Year, you can take an additional withdrawal of up to $1,000 and we consider that to be an additional scheduled Income Payment. If instead you withdraw $1,200 after receiving the first $500 payment, we consider that withdrawal to be an additional scheduled Income Payment. On the date of the next scheduled Income Payment we will send you only $300 because that is the amount remaining from your $2,000 annual maximum. If you then took an additional withdrawal of $200 in that Income Benefit Year, we consider that $200 to be an Excess Withdrawal subject to an MVA.
If you would like to take less than the maximum available payment, you can change your payment amount once each Income Benefit Year while your Contract Value is positive. We must receive your request to change your Income Payment amount in Good Order at our Service Center no later than five Business Days before the Income Benefit Anniversary. If the change is available, we implement it on the Income Benefit Anniversary and it remains in effect until the Income Benefit ends or you request another change.
If on a Business Day that we are deducting an Income Payment your Contract Value is less than the payment amount, we will add the difference between these amounts to your Contract Value and then deduct the Income Payment which will reduce your Contract Value to zero. If your Contract Value reduces to zero during the Income Period for any reason other than an Excess Withdrawal or annuitization that does not convert your Income Payments to Annuity Payments, you will continue to receive your maximum available Income Payment at the previous selected payment frequency until the earlier of the death of the Owner or last surviving Covered Person. If you select Increasing Income you can continue to receive payment increases based on Index Option performance. However, if you select Level Income your Income Payments will no longer increase.
We deduct each Income Payment, Excess Withdrawal, and any additional payment resulting from a required minimum distribution, proportionately from the Index Options. You can continue to make transfers between the Index Options on Term End Dates while your benefit is in effect and the Contract Value is positive. If you select Increasing Income you can continue to change your Index Option allocations after the Contract Value reduces to zero as long as the Income Benefit is in effect.
• For Qualified Contracts: If we calculate a required minimum distribution (RMD) based on this Contract, after making all Income Payments for the calendar year we determine whether this calendar year’s total RMD has been satisfied by these payments and any Excess Withdrawals. If the RMD amount for this Contract has not been satisfied, we send you this remaining amount as one RMD payment by the end of the calendar year. We consider this payment to be a withdrawal, but it is not an Excess Withdrawal and it is not subject to an MVA.
• For annuitization: If on the Annuity Date you are receiving Income Payments and your Contract Value is positive, we will convert your Income Payments to Annuity Payments if you take Annuity Payments under Annuity Option B or F. If you select any other Annuity Option, we will not convert your Income Payments to Annuity Payments. This means that if you annuitize your Contract you may receive less as Annuity Payments than you would have received as Income Payments. For more information, see section 8, The Annuity Phase – When Annuity Payments Begin.
Lifetime Income Percentage Calculation Example
Assume you are the sole Owner, you are not married, and your initial Purchase Payment is $20,000. You only select 1-year Term Index Options. You are not married so you are also the only Eligible Person. The Income Payment waiting period is one Index Year. On the Index Effective Date you are age 54, your Income Percentage Increase is 0.25%, and your initial Lifetime Income Percentages are equal to the Income Percentages for single payments, which are 4.20% for Level Income, and 3.20% for Increasing Income. You take no withdrawals before requesting Income Payments.
On the first Index Anniversary we apply your first Income Percentage Increase. Your new Lifetime Income Percentages for single payments are 4.45% (4.20% + 0.25%) for Level Income and 3.45% (3.20% + 0.25%) for Increasing Income.
Assume you make an additional Purchase Payment of $2,000 in the fourth Index Year. On the fourth Index Anniversary:
•	you are age 58 and the Income Percentages are 4.60% for Level Income, and 3.60% for Increasing Income,
•	the Variable Account Value for the additional Purchase Payment is now $2,002.50, and

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	the Contract Value after application of the additional Purchase Payment, Credits and before deducting all Contract fees and expenses is $25,000.
We calculate your new Lifetime Income Percentages for single payments on the fourth Index Anniversary as follows.
•	Lifetime Income Percentages for the initial Purchase Payment are now 5.20% (4.20% + (0.25% x 4)) for Level Income and 4.20% (3.20% + (0.25% x 4)) for Increasing Income.
•	Lifetime Income Percentages for the additional Purchase Payment are 4.60% for Level Income and 3.60% for Increasing Income.
•	The Variable Account Value’s percentage of total Contract Value is 8.01% ($2,002.50 ÷ $25,000), which means the initial Purchase Payment is 91.99% of total Contract Value (100% - 8.01%).
The final Lifetime Income Percentages on the fourth Index Anniversary are then:
–	for Level Income: (5.20% x 91.99%) + (4.60% x 8.01%) = 4.78% + 0.37% = 5.15%
–	for Increasing Income: (4.20% x 91.99%) + (3.60% x 8.01%) = 3.86% + 0.29% = 4.15%
If you begin Income Payments on the fourth Index Anniversary we calculate the annual maximum Income Payment as follows.
If you select Level Income, you receive the greater of….	If you select Increasing Income, you receive…
• Level Income Guarantee Payment Percentage multiplied by total Purchase Payments reduced proportionately for withdrawals you took, or: (2.71% x $22,000) = $596.20
• Lifetime Income Percentage multiplied by the Contract Value, or: (5.15% x $25,000) = $1,287.50	• Lifetime Income Percentage multiplied by the Contract Value, or: (4.15% x $25,000) = $1,037.50
We apply the Level Income Guarantee Payment Percentage in this calculation because you were 75 or younger when you purchased the Contract and are age 80 or younger on the Income Benefit Date. On the Income Benefit Date your Level Income Guarantee Payment Percentage based on your current age of 58 is 2.71%, and your total Purchase Payments reduced proportionately for withdrawals is $22,000 (your $20,000 initial payment plus the $2,000 we received in the fourth Index Year). The annual maximum Income Payment calculation and Level Income Guarantee Payment Percentage are discussed in “Calculating Your Income Payments” next in this section.
If you had not made the additional Purchase Payment your Lifetime Income Percentages would have been higher (5.20% compared to 5.15% for Level Income, and 4.20% compared to 4.15% for Increasing Income), but the available annual maximum Income Payment would be lower because the Contract Value would not include the increase from the additional Purchase Payment. If you had not made the additional Purchase in the fourth Index Year your Contract Value would have been $22,997.50 ($25,000 - $2,002.50) and we calculate your annual maximum Income Payment as follows.
If you select Level Income, you receive the greater of….	If you select Increasing Income, you receive…
• Level Income Guarantee Payment Percentage multiplied by total Purchase Payments reduced proportionately for withdrawals you took, or: (2.71% x $20,000) = $542.00
• Lifetime Income Percentage multiplied by the Contract Value, or: (5.20% x $22,997.50) = $1,195.87	• Lifetime Income Percentage multiplied by the Contract Value, or: (4.20% x $22,997.50) = $965.90
Example of when the Level Income Guarantee Payment Percentage may increase the initial Income Payment
Assume you are the sole Owner, you are not married, and your initial Purchase Payment is $100,000. You are age 65 on the Index Effective Date and your initial Income Percentage under Level Income is 5.70% with a 0.40% Income Percentage Increase. You take no withdrawals before requesting Income Payments. You begin Income Payments on the

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

fifth Index Anniversary and select the Level Income payment option. On the Income Benefit Date you are age 70, your Lifetime Income Percentage is 7.70% and your Level Income Guarantee Payment Percentage is 4.00%.
When it increases the initial Income Payment	When it does not increase the initial Income Payment
• Assume your Contract Value decreases to $50,000 due to negative performance. You would receive the greater of:
– Level Income Guarantee Payment Percentage multiplied by total Purchase Payments reduced proportionately for withdrawals you took, or: (4.00% x $100,000) = $4,000.00
– Lifetime Income Percentage multiplied by the Contract Value, or: (7.70% x $50,000) = $3,850	• Assume your Contract Value decreases to $70,000 due to negative performance. You would receive the greater of:
– Level Income Guarantee Payment Percentage multiplied by total Purchase Payments reduced proportionately for withdrawals you took, or: (4.00% x $100,000) = $4,000.00
– Lifetime Income Percentage multiplied by the Contract Value, or: (7.70% x $70,000) = $5,390
Please note that these examples may differ from your actual results due to rounding.
Excess Withdrawals
Excess Withdrawals do not include RMD payments, or deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract. Excess Withdrawals are subject to an MVA. Any partial Excess Withdrawal must be for at least $100, and after the partial Excess Withdrawal the Contract Value must be at least $2,000. If your Contract Value is less than $2,000, you can only take a full Excess Withdrawal, which will cause Income Payments to stop and the Contract to end. Also, if at the end of the Business Day that we process your Excess Withdrawal your Contract Value is less than $2,000, take a full Excess Withdrawal, which will cause Income Payments to stop and the Contract to end.
Excess Withdrawals reduce your annual maximum Income Payment on the next Income Benefit Anniversary after the withdrawal. For each Excess Withdrawal, we reduce your annual maximum payment by the same percentage that we reduced the Contract Value. If partial Excess Withdrawals reduce your annual maximum Income Payment to less than $100, we send you the Cash Value, which will cause Income Payments to stop and the Contract to end.
Excess Withdrawal Example
These calculations show the effects of an Excess Withdrawal on the Contract Value, Cash Value, available Guaranteed Death Benefit Value, and Income Payments. Partial Excess Withdrawals (including any MVA, but not deductions we make for Contract fees, expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract) immediately reduce the Contract Value and Cash Value on a dollar for dollar basis, and reduce the Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn. Partial Excess Withdrawals also reduce the annual maximum Income Payment on the next Income Benefit Anniversary.
The example assumes you do not authorize your Financial Professional’s firm to receive investment advisory fees deducted from your Contract, and instead take a $1,500 Excess Withdrawal and use that money to pay investment advisory fees to your Financial Professional when the Contract Value is $100,000, the Cash Value is $97,000, and the Guaranteed Death Benefit Value under the Traditional Death Benefit is $90,000, or $105,000 under the Maximum Anniversary Value Death Benefit. It also assumes the $1,500 Excess Withdrawal is subject to an MVA of -$100. Cash Value reflects the MVA we apply on a full withdrawal. Therefore the Cash Value in this example is only reduced for the $1,500 Excess Withdrawal because the -$100 MVA is already reflected in the $97,000 Cash Value. All fractional numbers in these examples have been rounded up to the next whole number.
Excess Withdrawal	Contract Value	Cash Value	Guaranteed Death Benefit Value for a Contract with the Traditional Death Benefit	Guaranteed Death Benefit Value for a Contract with the Maximum Anniversary Value Death Benefit	Next anniversary’s annual maximum Income Payment
Prior to withdrawal	$ 100,000	$ 97,000	$ 90,000	$ 105,000	$ 4,800
$1,500 withdrawal	– $1,500	– $1,500	– [($1,500 ÷ 100,000)	– [($1,500 ÷ 100,000)	– [($1,500 ÷ 100,000)
			x 90,000)] = $1,350	x 105,000)] = $1,575	x 4,800)] = $72
-$100 MVA	– $100		– [($100 ÷ 100,000)	– [($100 ÷ 100,000)	– [($100 ÷ 100,000)
			x 90,000)] = $90	x 105,000)] = $105	x 4,800)] = $5
	– $1,600	– $1,500	= – $1,440	= – $1,680	= – $77

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Excess Withdrawal	Contract Value	Cash Value	Guaranteed Death Benefit Value for a Contract with the Traditional Death Benefit	Guaranteed Death Benefit Value for a Contract with the Maximum Anniversary Value Death Benefit	Next anniversary’s annual maximum Income Payment

After withdrawal	$ 98,400	$ 95,500	$ 88,560	$ 103,320	$ 4,723
Automatic Annual Income Payment Increases
If you select Level Income, the available annual maximum Income Payment will increase only if your Contract Value increases from one Income Benefit Anniversary (or the Income Benefit Date if this is the first Income Benefit Anniversary) to the next and you took the maximum permitted payment during the prior Income Benefit Year. This increase is equal to the percentage of growth between these two Contract Values. For example, if the Contract Value increased by 1.5%, we also increase your annual maximum Income Payment by 1.5%. When calculating this payment increase we use the Contract Value determined at the end of the Business Day after and apply any Credits and we deduct Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract, but before we make any Income Payments or deduct Excess Withdrawals taken on this Index Anniversary. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day.
Lifetime Income Percentages on the Income Benefit Date are generally higher under Level Income compared to Increasing Income. However, payment increases are not likely under this payment option, especially in later Income Benefit Years, because only the Index Protection Strategy with DPSC and Index Protection Strategy with Cap are available (which have the lowest return potential) and your performance has to be greater than the deductions taken in the prior Index Year for Income Payments and Excess Withdrawals, and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract both in the prior Index Year and on the current Index Anniversary. For example, if you receive Credits of 2.5% on an Index Anniversary, but the deductions for Income Payments and Excess Withdrawals taken during the prior Index Year, and deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract both in the prior Index Year and on the current Index Anniversary reduce your Contract Value by -6.8% you will not receive a payment increase.
If we increase the Contract Value to equal the death benefit due to a spousal continuation of the Contract during the last Income Benefit Year, we also subtract the amount of this increase from the Contract Value on the next Income Benefit Anniversary when determining annual payment increases under the Level Income option.
If you select Increasing Income, the available annual maximum Income Payments will increase on each Income Benefit Anniversary if your selected Index Option(s) receives a DPSC or Protection Credit, or you exercise a Performance Lock on an increased Index Option Value at any time during the prior Income Benefit Year.
•	If you select multiple Index Options, we take the weighted average of all DPSCs, Protection Credits, and locked increased Index Option Values based on the percentage of Contract Value in each of your selected Index Options to determine your payment increase as indicated in the example below.
•	When calculating this payment increase we use the Contract Value determined at the end of the Business Day before we apply any Credits, or we deduct any Income Payment, Excess Withdrawal, Contract fees or expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract. If the Income Benefit Date or an Income Benefit Anniversary does not occur on a Business Day, we use Contract Values from the next Business Day.
Payment increases can continue even if your Contract Value reduces to zero, or if you convert Income Payments to Annuity Payments as described in section 8, The Annuity Phase – When Annuity Payments Begin.
•	If you selected multiple Index Options, we determine your weighted average of all DPSCs, Protection Credits, and locked Daily Adjustments using the percentage of Contract Value in each Index Option either at the end of the prior Business Day before your Contract Value reduced to zero, or at the end of the Business Day on the Annuity Date if you convert Income Payments to Annuity Payments.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	We determine this Contract Value after we apply any Daily Adjustments (if this day is not an Index Anniversary) or Credits (if this day is an Index Anniversary), and after we deduct any Income Payment, Excess Withdrawal, Contract fees and expenses, or investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract.
•	You can change the proportions that we use to calculate this weighted average by submitting an authorized request to our Service Center.
Example
Assume you allocate 20% to the Index Protection Strategy with the DPSC using the S&P 500® Index and 80% to the Index Protection Strategy with the Cap using the EURO STOXX 50® on the Income Benefit Date.
On the second Income Benefit Anniversary, the Index Protection Strategy with the DPSC Index Option receives a 3.5% DPSC and the Index Protection Strategy with the Cap Index Option receives a 4.2% Protection Credit. On this anniversary, before we deduct Contract fees and expenses, apply Credits or make Income Payments, 21.5% of your total Contract Value is in Index Protection Strategy with the DPSC Index Option, and 78.5% of your Contract Value is in Index Protection Strategy with the Cap Index Option.
Your annual maximum Income Payment on the second Income Benefit Anniversary will increase by 4.05% ((3.5% x 21.5%) + (4.2% x 78.5%)).
Income Multiplier Benefit
The Income Multiplier Benefit can increase the annual maximum Income Payment if you:
•	have to stay in an eligible facility (a hospital, nursing facility, or assisted living facility) for at least 90 days in a consecutive 120-day period, or
•	are unable to perform at least two of six activities of daily living (ADLs) for at least 90 consecutive days. ADLs include bathing, dressing, toileting, continence, eating, and transferring (moving into or out of a bed, chair, or wheelchair).
We must receive proof of staying in an eligible facility or ADL eligibility before we multiply your annual maximum Income Payment by the income multiplier factor stated in the Income Benefit Supplement. For ADL eligibility we may require, at our expense, an examination or tests by a physician of our choice. To continue receiving this increase each Income Benefit Year you must reestablish eligibility.
The Income Multiplier Benefit is not available before the Income Benefit Date, or before expiration of the income multiplier benefit wait period stated in the Income Benefit Supplement. In addition, a Covered Person cannot establish eligibility for this benefit more than one Index Year before the Income Benefit Date. Increased Income Payments based on staying in an eligible facility are not available before the first Contract Anniversary. To qualify for a payment increase based on performance of ADLs, a Covered Person must have been able to perform each of these six ADLs without substantial assistance on the Issue Date.
Example
Assume you elect to receive the maximum available payment under the Level Income option, your annual maximum Income Payment is $10,000, the income multiplier factor is 2, and the income multiplier benefit wait period is five Contract Years. After the fifth Contract Anniversary you suffer an illness and can’t perform two of the six ADLs. At the time of your illness, your annual maximum Income Payment is still $10,000 and your Contract Value is positive. After we confirm your benefit eligibility with your physician, we increase your annual maximum Income Payment as follows:
(income multiplier factor) x (annual maximum Income Payment) = 2 x $10,000 = $20,000
This increase will allow you to receive up to $20,000 as an Income Payment for this Income Benefit Year, and the next Income Benefit Year. However, in the next Income Benefit Year your health improves and you are not able to reestablish benefit eligibility for the following Income Benefit Year. So on the second Income Benefit Anniversary after we increased your payment, we decrease your annual maximum Income Payment as follows:
(annual maximum Income Payment) ÷ (income multiplier factor) = $20,000 ÷ 2 = $10,000

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

When the Income Multiplier Benefit Ends
The Income Multiplier Benefit ends on the earliest of the following.
•	The Annuity Date.
•	The Income Benefit Anniversary that occurs on or immediately after the date the Contract Value is reduced to zero.
•	The Business Day the Income Benefit ends.
•	The Business Day the Contract ends.
Taxation of Income Payments
We treat Income Payments as withdrawals for tax purposes while your Contract Value is positive, and once your Contract Value is reduced to zero we intend to treat Income Payments as Annuity Payments for tax purposes. For more information, see section 11, Taxes – Taxation of Income Payments.
When the Income Period Ends
The Income Period ends on the earlier of the last Business Day before the Annuity Date, or the date the Income Benefit ends. Income Payments can continue for the life of the Covered Person(s) if you do not take more than your allowed annual maximum payment.
When the Income Benefit Ends
The Income Benefit ends on the earliest of the following.
•	The Business Day all Eligible Persons or Covered Persons are removed from the Contract because they no longer meet the requirements (Owner, Annuitant or sole Beneficiary) stated in section 3. If this occurs after the Income Benefit Date, Income Payments stop when the last Covered Person is removed from the Contract.
•	The Index Anniversary upon which the younger Eligible Person reaches age 100 if it occurs before the Income Benefit Date.
•	The Business Day we process your request for a full withdrawal, other than a full withdrawal caused by an Income Payment.
•	The Income Benefit Date or an Income Benefit Anniversary if the annual maximum Income Payment is less than $100.
•	Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we first receive a Valid Claim from any one Beneficiary. However, if a federally recognized spouse is an Eligible Person or Covered Person and continues this Contract, the Income Benefit also continues.
•	During the Accumulation Phase and before the Income Benefit Date, the Income Benefit ends on the date of death of the last surviving Eligible Person.
•	During the Income Period, the Income Benefit ends on the date of death of the last surviving Covered Person.
•	The Business Day the Contract ends.

If we receive notice of death of a Covered Person during the Income Period we will suspend Income Payments and the Income Benefit will end as described above. However, if a federally recognized spouse who is also a joint Covered Person continues this Contract, we will resume Income Payments and add any Income Payments that we would have paid between the time we suspended Income Payments and when they resume to future Income Payments.

10.  Death Benefit
“You” in this section refers to the Owner, or the Annuitant if the Contract is owned by a non-individual.
The Contract provides the Traditional Death Benefit. If available, you can instead select the Maximum Anniversary Value Death Benefit at Contract issue for an additional rider fee if all Owners and the Annuitant are age 75 or younger. The Maximum Anniversary Value Death Benefit can only be added to a Contract at issue. The Maximum Anniversary Value Death Benefit cannot be less than the Traditional Death Benefit, but they may be equal. Please discuss this benefit’s appropriateness with your Financial Professional.
The death benefit is only available during the Accumulation Phase (and Income Period, if applicable). If you or the Determining Life (Lives) die during the Accumulation Phase, we process the death benefit using prices determined after

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

we receive the required information, which is either a Valid Claim or due proof of death as stated here. (For information on due proof of death see the Glossary – Valid Claim). If we receive this information at or after the end of the current Business Day, we use the next Business Day’s prices.
If there are multiple Beneficiaries, each Beneficiary receives the portion of the death benefit he or she is entitled to when we receive his or her Valid Claim. If a Beneficiary dies before you or the Designated Life, that Beneficiary’s interest in this Contract ends unless your Beneficiary designation specifies otherwise. If there are no remaining Beneficiaries, or no named Beneficiaries, we pay the death benefit to your estate, or if the Owner is a non-individual, to the Owner. Unless you instruct us to pay Beneficiaries a specific percentage of the death benefit, each Beneficiary receives an equal share.
Each Beneficiary’s portion of the death benefit remains in the Index Options based on the allocation instructions that were in effect on the date of death until we receive his or her Valid Claim and we either pay the claim or the Beneficiary provides alternate allocation instructions. If there is Variable Account Value in the AZL Government Money Market Fund on the date of death, it remains there until the earlier of the next Index Anniversary, or the date we receive a Valid Claim. If an Index Anniversary occurs before we receive a Valid Claim, we will transfer that Beneficiary’s portion of the Variable Account Value to the Index Options based on the allocation instructions that were in effect on the date of death.
From the time we determine the death benefit until we make a complete distribution, any amount in the Index Options and the AZL Government Money Market Fund continues to be subject to investment risk that is borne by the recipient(s). Once we receive notification of death, we may no longer accept or process transfer requests. After we receive the first Valid Claim from any Beneficiary we also will not accept additional Purchase Payments or allow any partial or full withdrawals unless the withdrawal is required to comply with federal tax law.
On the first death of a Determining Life during the Accumulation Phase, if your selected death benefit is in effect your Beneficiary(s) will receive the greater of the Contract Value, Cash Value, or Guaranteed Death Benefit Value. The Guaranteed Death Benefit Value is either:
•	total Purchase Payments reduced for withdrawals you take if you select the Traditional Death Benefit, or
•	the Maximum Anniversary Value if you select the Maximum Anniversary Value Death Benefit.
If the date we are determining the death benefit is not the Term End Date, the Contract Value reflects the Daily Adjustment. Withdrawals you take reduce your Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn (including any MVA), determined at the end of each Business Day. All withdrawals you take reduce the Guaranteed Death Benefit Value, even MVA-Free Withdrawals. Deductions we make for Contract fees, expenses, and investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract, do not reduce the Guaranteed Death Benefit Value. These deductions will, however, decrease the Contract Value and Cash Value by the dollar amount withdrawn and reduce the likelihood of receiving increases to the Maximum Anniversary Value. In addition, because the death benefit is based on the greater of Contract Value, Cash Value or the Guaranteed Death Benefit Value, deductions we make for Contract fees, expenses, or authorized investment advisory fees reduce the death benefit available to your Beneficiaries.
Maximum Anniversary Value
The Maximum Anniversary Value is initially equal to the Purchase Payment received on the Issue Date. At the end of each Business Day, we adjust the Maximum Anniversary Value as follows.
•	We increase it by the dollar amount of any additional Purchase Payments.
•	We reduce it by the percentage of any Contract Value you withdraw (including any MVA).
If the Index Effective Date occurs after the Issue Date, the Maximum Anniversary Value on the Index Effective Date is calculated in the same way as on an Index Anniversary.
On each Index Anniversary before the end date (or on the next Business Day if the Index Anniversary is not on a Business Day) the Maximum Anniversary Value is equal to the greater of:
•	its current value after processing any additional Purchase Payments, or withdrawals you take (including any MVA), or

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	the Contract Value determined at the end of the Business Day after we process all daily transactions including Credits, any additional Purchase Payments, withdrawals you take including any MVA, and deductions we make for Contract fees, expenses, and investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract. Contract Value reflects the Daily Adjustment if you select a 3-year or 6-year Term Index Option and this anniversary is not a Term End Date. Negative Index Option performance, withdrawals you take, and deductions we make for Contract fees, expenses, and investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract decrease the Contract Value and reduce the likelihood of receiving increases to the Maximum Anniversary Value.
On and after the end date, we no longer make this comparison and we no longer capture any annual investment gains in the Maximum Anniversary Value.
The end date occurs on the earliest of:
•	the older Determining Life’s 91st birthday, or
•	the end of the Business Day we receive the first Valid Claim from any one Beneficiary.

During the Income Period:
• You cannot make additional Purchase Payments. If your Contract includes the Traditional Death Benefit this means the Guaranteed Death Benefit Value no longer increases.
• Index Precision Strategy, Index Performance Strategy, and Index Guard Strategy are no longer available. This may limit your Contract’s performance potential and the Guaranteed Death Benefit Value if your Contract includes the Maximum Anniversary Value Death Benefit. Income Payments and Excess Withdrawals also decrease your Contract Value, which also reduces the likelihood of locking in investment gains to the Guaranteed Death Benefit Value if your Contract includes the Maximum Anniversary Value Death Benefit.
• Each Income Payment and any Excess Withdrawal reduces the Guaranteed Death Benefit Value by the percentage of Contract Value withdrawn (including any MVA) , which means this value may be reduced by more than the amount withdrawn . Taking Excess Withdrawals may also cause your selected death benefit to end prematurely.
What Happens Upon Death?
If you are the Determining Life, or if you and the Determining Life (Lives) are different individuals and die within 120 hours of each other, we determine the Guaranteed Death Benefit Value at the end of the Business Day we receive a Valid Claim. For multiple Beneficiaries, each surviving Beneficiary receives the greater of their portion of the:
•	Guaranteed Death Benefit Value determined at the end of the Business Day we receive the first Valid Claim from any one Beneficiary,
•	Contract Value determined at the end of the Business Day during which we receive his or her Valid Claim, or
•	Cash Value determined at the end of the Business Day during which we receive his or her Valid Claim.
If you and the Determining Life (Lives) are different individuals and do not die within 120 hours of each other, the death benefit is as follows. This can only occur if you change the Owner after the Issue Date.
•	If a Determining Life dies before you, we do not pay a death benefit to the Beneficiary(s) but we may increase the Contract Value if the Traditional Death Benefit or Maximum Anniversary Value Death Benefit are still in effect. At the end of the Business Day we receive due proof of a Determining Life’s death if the Contract Value is less than the Cash Value or Guaranteed Death Benefit Value, we increase the Contract Value to equal the the greatest of these amounts, and your selected death benefit ends. We allocate any Contract Value increase to the AZL Government Money Market Fund. Then on the next Index Anniversary we transfer the Variable Account Value to the Index Options according to your allocation instructions.
•	Upon your death your Beneficiary(s) receive the the greater of Contract Value or Cash Value determined at the end of the Business Day during which we receive each Beneficiary’s Valid Claim.
The Traditional Death Benefit and Maximum Anniversary Value Death Benefit end upon the earliest of the following.
•	The Business Day before the Annuity Date.
•	The Business Day that the Guaranteed Death Benefit Value and Contract Value are both zero.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	Upon the death of a Determining Life, the end of the Business Day we receive a Valid Claim from all Beneficiaries if you and the Determining Life are the same individuals, or if you and the Determining Life (Lives) are different individuals and die within 120 hours of each other.
•	Upon the death of a Determining Life, the end of the Business Day we receive due proof of the Determining Life’s death if you and the Determining Life (Lives) are different individuals and do not die within 120 hours of each other.
•	Upon the death of an Owner (or Annuitant if the Owner is a non-individual), the end of the Business Day we receive the first Valid Claim from any one Beneficiary, if the Owner (or Annuitant) is no longer a Determining Life.
•	The Business Day the Contract ends.

We base the Guaranteed Death Benefit Value on the first death of a Determining Life (or Lives). This means that upon the death of an Owner (or Annuitant if the Owner is a non-individual), if a surviving spouse continues the Contract:
• the Guaranteed Death Benefit Value is no longer available, and
• if you selected the Maximum Anniversary Value Death Benefit, we no longer assess its 0.20% rider fee.
Also, if you and the Determining Life (Lives) are different individuals and you die first, the Guaranteed Death Benefit Value is not available to your Beneficiary(s).
Death of the Owner and/or Annuitant
The Appendix A to the Form N-4 SAI includes tables that are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.
Death Benefit Payment Options During the Accumulation Phase
Each Beneficiary must select one of the death benefit payment options listed below.
If a Beneficiary requests a lump sum payment under Option A, we pay that Beneficiary within seven days of receipt of his or her Valid Claim, unless the suspension of payments or transfers provision is in effect. Payment of the death benefit may be delayed, pending receipt of any state forms.
Spousal Continuation: If the Beneficiary is the deceased Owner’s spouse, he or she can choose to continue the Contract with the portion of the death benefit the spouse is entitled to in his or her own name. For an IRA, Roth IRA, or SEP IRA Contract, spousal continuation can only occur if the surviving spouse is the Contract’s sole primary Beneficiary. For non-individually owned Contracts, spousal continuation is only available to Qualified Contracts through a direct rollover to an IRA. Spouses must qualify as such under federal law to continue the Contract. Individuals who have entered into a registered domestic partnership, civil union, or other similar relationship that is not considered to be a marriage under state law are also not considered to be married under federal law. An election by the spouse to continue the Contract must be made on the death claim form before we pay the death benefit. If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract, at the end of the Business Day we receive his or her Valid Claim if the Contract Value is less than the Cash Value or Guaranteed Death Benefit Value (if available), we increase the Contract Value to equal the greatest of these amounts, and your selected death benefit ends. We allocate any Contract Value increase to the AZL Government Money Market Fund. Then on the next Index Anniversary we transfer it to the Index Options according to allocation instructions. If the surviving spouse continues the Contract:
•	he or she becomes the new Owner and may exercise all of the Owner’s rights, including naming a new Beneficiary or Beneficiaries;
•	he or she is subject to any remaining MVA; and
•	upon the surviving spouse’s death their Beneficiary(s) receive the Contract Value determined at the end of the Business Day during which we receive a Valid Claim from each Beneficiary.
Death Benefit Payment Options
Option A: Lump sum payment of the death benefit.
Option B: Payment of the entire death benefit within five years of the date of any Owner’s death. The Beneficiary can continue to make transfers between Index Options and is subject to the product fee.
Option C: If the Beneficiary is an individual, payment of the death benefit as Annuity Payments under Annuity Options A, B, or C. If you take the death benefit as Annuity Payments we do not require that the Annuity Date occur on an Index Anniversary. In addition, if the Annuity Date is not a Term End Date, we will execute a Performance Lock before before

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

we make Annuity Payments. With our written consent other options may be available for payment over a period not extending beyond the Beneficiary’s life expectancy under which the Beneficiary can continue to make transfers between Index Options and is subject to the product fee. Option C may not be available on a Qualified Contract.
Distribution from Non-Qualified Contracts must begin within one year of the date of the Owner’s death. Any portion of the death benefit from Non-Qualified Contracts not applied to Annuity Payments within one year of the date of the Owner’s death must be distributed within five years of the date of death.
If a Non-Qualified Contract is owned by a non-individual, then we treat the death of an Annuitant as the death of an Owner for purposes of the Code’s distribution at death rules, which are set forth in Section 72(s) of the Code.
In all events, notwithstanding any provision to the contrary in the Contract or this prospectus, a Non-Qualified Contract is interpreted and administered in accordance with Section 72(s) of the Code.
Other rules may apply to Qualified Contracts, such as all distributions must be made to Beneficiaries by the end of the tenth year after the Owner's death, except for distributions made to certain eligible designated Beneficiaries. The available options for certain Beneficiaries of Qualified Contracts have changed due to the enactment of the SECURE Act at the end of 2019.

11.  Taxes
This section provides a summary explanation of the tax ramifications of purchasing a Contract. More detailed information about product taxation is contained in the Statement of Additional Information, which is available by calling the toll-free telephone number at the back of this prospectus. We do not provide individual tax advice. You should contact your tax adviser to discuss this Contract’s effects on your personal tax situation.
Qualified and Non-Qualified Contracts
You can purchase either a Qualified Contract or a Non-Qualified Contract. A Qualified Contract is purchased pursuant to a specialized provision of the Code. For example, a Contract may be purchased pursuant to Section 408 of the Code as an IRA.
Qualified Contracts are subject to certain restrictions, including restrictions on the amount of annual contributions, restrictions on how much you can earn and still be able to contribute to a Qualified Contract, and specialized restrictions on withdrawals. Qualified Contracts must be purchased from earned income from the relevant year or years, or from a rollover or transfer from a qualified contract. An IRA to IRA indirect rollover can occur only once in any twelve-month period from all of the IRAs you currently own.
Currently, we offer the following types of Qualified Contracts.
Type of Contract	Persons and Entities that can buy the Contract
IRA	Must have the same individual as Owner and Annuitant.
Roth IRA	Must have the same individual as Owner and Annuitant.
Simplified Employee Pension (SEP) IRA	Must have the same individual as Owner and Annuitant.
Certain Code Section 401 Plans	A qualified retirement plan is the Owner and the Annuitant must be an individual. We may determine which types of qualified retirement plans are eligible to purchase this Contract.
If you purchase a Qualified Contract, you already receive the benefit of tax deferral through the qualified plan, and so you should purchase this Contract for purposes other than tax deferral.
You can instead purchase a Non-Qualified Contract, which is not qualified pursuant to a specialized provision of the Code. There are no Code restrictions on annual contributions to a Non-Qualified Contract or how much you can earn and still contribute to a Contract.
Taxation of Annuity Contracts
The Contract has the following tax characteristics.
•	Taxes on earnings are deferred until you take money out. Non-Qualified Contracts owned by corporations or partnerships do not receive income tax deferral on earnings.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	When you take money out of a Non-Qualified Contract, earnings are generally subject to federal income tax and applicable state income tax. All pre-tax money distributed from Qualified Contracts are subject to federal and state income tax, but qualified distributions from Roth IRA Contracts are not subject to federal income tax. This prospectus does not address specific state tax laws. You should discuss state taxation with your tax adviser.
•	Taxable distributions are subject to an ordinary income tax rate, rather than a capital gains rate.
•	Distributions from Non-Qualified Contracts are considered investment income for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Please consult a tax adviser for more information.
•	If you take partial withdrawals from your Non-Qualified Contract, the withdrawals are generally taxed as though you were paid taxable earnings first, and then as a non-taxable return of Purchase Payments.
•	If you annuitize your Non-Qualified Contract and receive a stream of Annuity Payments, you receive the benefit of the exclusion ratio. The exclusion ratio is a calculation that causes a portion of each Annuity Payment to be non-taxable, based upon the percentage of your Contract Value that is from Purchase Payments. Purchase Payments are treated as a non-taxable return of principal, whereas earnings are taxable.
•	If you take partial withdrawals or annuitize a Qualified Contract, you will be responsible for determining what portion, if any, of the distribution consists of after-tax money.
•	Requests to have us pay investment advisory fees from this Contract to your Financial Professional's firm will not be treated as taxable distributions if the requirements discussed in section 1 - Investment Advisory Fees, are satisfied. If the requirements stated in section 1 are not met, deduction of these investment advisory fees may result in a taxable distribution. You should consult a tax adviser regarding the tax treatment of the payment of investment advisory fees from your Contract since federal and/or state taxing authorities could determine that such fees should be treated as taxable distributions.
•	Income Payments are taxed as partial withdrawals before the Contract Value is reduced to zero.
•	If you take out earnings before age 59 1⁄2, you may be subject to a 10% additional federal tax, unless you take a lifetime annuitization of your Contract or you take money out in a stream of substantially equal payments over your expected life in accordance with the requirements of the Code. If the Contract is jointly owned, we send each Joint Owner a check for half of the withdrawal amount and tax that Joint Owner individually. This can create a discrepancy in taxation if only one Joint Owner is under age 59 1⁄2 because that Joint Owner will be subject to the 10% additional federal tax.
•	A pledge, assignment, or ownership change of a Contract may be treated as a taxable event. You should discuss any pledge, assignment, or ownership change of a Contract with your tax adviser.
•	If you purchase multiple non-qualified deferred annuity contracts from an affiliated group of companies in one calendar year, these contracts are treated as one contract for purposes of determining the tax consequences of any distribution.
•	Death benefit proceeds from Non-Qualified Contracts are taxable to the beneficiary as ordinary income to the extent of any earnings. Death benefit proceeds must be paid out in accordance with the requirements of the Code.
•	Depending upon the type of Qualified Contract you own, required minimum distributions (RMDs) must be satisfied when you reach a certain age. If you enroll in our minimum distribution program, we make RMD payments to you that are designed to meet this Contract’s RMD requirements.
•	When you take money out of a Contract, we may deduct premium tax that we pay on your Contract. This tax varies from 0% to 3.5%, depending on your state. Currently, we pay this tax and do not pass it on to you.
Taxation of Income Payments
We treat Income Payments as withdrawals for tax purposes while your Contract Value is positive. This means that, for Non-Qualified Contracts, gains from the entire Contract are considered to be distributed first and are subject to ordinary income tax. Purchase Payments are distributed after gains have been paid out and are generally considered to be a return of your investment and are not subject to income tax. While tax law is not entirely clear as to the proper tax treatment, once your Contract Value is reduced to zero we intend to treat Income Payments as Annuity Payments for tax purposes. For Qualified Contracts, the total Income Payment is most likely subject to ordinary income tax. If you are taking withdrawals from the Contract to satisfy the requirements for substantially equal periodic payments under Section 72(t) or 72(q) of the Code and you begin Income Payments before the required series of withdrawals is complete, you may incur additional penalties, including a 10% additional federal tax. If you begin Income Payments before age 59 1⁄2

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

the payments will generally be subject to a 10% additional federal tax. In addition, if the Contract is jointly owned, we tax each Joint Owner individually which can create a discrepancy in taxation if only one Joint Owner is under age 59 1⁄2 because that Joint Owner will be subject to the 10% additional federal tax.
Tax-Free Section 1035 Exchanges
Subject to certain restrictions, you can make a “tax-free” exchange under Section 1035 of the Code for all or a portion of one non-qualified annuity contract for another, or all of a life insurance policy for a non-qualified annuity contract. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the Contract described in this prospectus:
•	you might have to pay a withdrawal charge on your previous contract,
•	you are subject to an MVA for this Contract, which can be negative,
•	other fees and expenses under this Contract may be higher (or lower),
•	the benefits may be different, and
•	you no longer have access to any benefits from your previous contract.
If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a possible additional federal tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this Contract unless you determine the exchange is in your best interest and not just better for the person selling you the Contract. You should consult a tax adviser to discuss the potential tax effects before making a 1035 exchange.

12.  Other Information
The Registered Separate Account
We established Allianz Life Variable Account B (the Separate Account) as a separate account under Minnesota insurance law on May 31, 1985. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.
The Separate Account holds the AZL Government Money Market Fund's shares that have been purchased with Contract assets. We keep the Separate Account assets separate from the assets of our general account and other separate accounts, including the non-unitized separate accounts we established in connection with the Index Options. The Separate Account is divided into subaccounts, each of which invests exclusively in a variable investment option. The only currently available variable investment option is the AZL Government Money Market Fund.
We own the assets of the Separate Account. We credit gains to or charge losses against the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account’s assets are insulated, so that the assets cannot be used to pay any of our liabilities, other than those arising from the investment of Contract assets in the AZL Government Money Market Fund.
If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our general account, to the extent of seed money invested by us or earned fees and expenses. The obligations under the Contracts are obligations of Allianz Life.
Our General Account
Our general account holds all our assets other than assets in our separate accounts. We own our general account assets, and, subject to applicable law, have sole investment discretion over them. The assets are subject to our general business operation liabilities and claims of our creditors and may lose value. We have not registered our general account as an investment company under the Investment Company Act of 1940.
Our general account assets fund guarantees provided in the Contracts, including obligations associated with Income Payments and the death benefit. Contract Value that you apply to Annuity Payments becomes part of our general account.
Our Unregistered Separate Account
We hold the assets you allocate to the Index Options in Separate Account IANA, which we established under Minnesota Insurance Law for the purpose of supporting our obligations to pay Credits. We invest the assets in Separate Account IANA in hedging instruments, including derivative hedging instruments such as put and call options, as well as cash and fixed income securities. Like our general account, the assets in Separate Account IANA are subject to our general business

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

operation liabilities and the claims of our creditors. An Owner who allocates Contract Value to an Index Option does not have any interest in or claim on the assets in Separate Account IANA. In addition, neither the Owner nor these Index Options participate in any way in the performance of assets held in Separate Account IANA.
Distribution
Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life Insurance Company of North America, serves as principal underwriter for the Contracts. ALFS is a limited liability company organized in Minnesota, and is located at 5701 Golden Hills Drive, Minneapolis, MN 55416. ALFS is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). ALFS is not a member of Securities Investors Protection Corporation. More information about ALFS is available at www.finra.org or by calling 1-800-289-9999. You also can obtain an investor brochure from FINRA describing its Public Disclosure Program.
We have entered into a distribution agreement with ALFS for the distribution of the Contracts. ALFS also may perform various administrative services on our behalf.
We may fund ALFS operating and other expenses, including:
•	overhead,
•	legal fees,
•	accounting fees,
•	Financial Professional training,
•	compensation for the ALFS management team, and
•	other expenses associated with the Contracts.
Financial Professionals and their managers may also be eligible for various benefits, such as production incentive bonuses, insurance benefits, and non-cash compensation items that we may provide jointly with ALFS. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, awards, merchandise and other similar items.
ALFS does not itself sell the Contracts to customers. Rather, customers typically are working with a Financial Professional who is registered as an investment adviser, or is an investment advisory representative of a registered investment adviser, and who is offering advisory services for a fee. A Financial Professional may also be a registered representative of a broker-dealer.
We do not pay sales commissions in connection with sales of the Contracts. Rather, you pay an investment advisory fee to your Financial Professional. We do not set your investment advisory fee or receive any part of it. You should ask your Financial Professional about compensation they receive in connection with this Contract.
The AZL Government Money Market Fund assesses a Rule 12b-1 fee of 0.25% of the fund’s average daily net assets for the most recent calendar year. This fee is paid to ALFS as consideration for providing distribution and certain other services and incurring certain expenses permitted under the fund’s plan.
In certain instances, an investment adviser and/or subadviser (and/or their affiliates) of an Investment Option may make payments for administrative services to ALFS or its affiliates.
Broker-dealers and investment advisers involved in sales of the Contracts may receive payments from us for administrative and other services that do not directly involve the sale of the Contracts, including payments made for recordkeeping, the recruitment and training of personnel, production of promotional literature and similar services.
We and/or ALFS may pay certain selling firms additional marketing support allowances for:
•	marketing services and increased access to their Financial Professionals;
•	sales promotions relating to the Contracts;
•	costs associated with sales conferences and educational seminars;
•	the cost of client meetings and presentations; and
•	other sales expenses incurred by them.
We retain substantial discretion in determining whether to grant a marketing support payment to a particular broker-dealer firm and the amount of any such payment.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

We may also make payments for marketing and wholesaling support to broker-dealer affiliates of variable investment options that are available through the variable annuities we offer.
Additional information regarding marketing support payments can be found in the Distributor section of the Statement of Additional Information.
A portion of the payments made to broker-dealer and investment advisory firms may be passed on to their Financial Professionals. Financial Professionals may receive cash and non-cash compensation and other benefits. Ask your Financial Professional for further information about what they and their firm may receive in connection with your purchase of a Contract.
We offer the Contracts to the public on a continuous basis. We anticipate continuing to offer the Contracts but reserve the right to discontinue the offering.
Additional Credits for Certain Groups
We may credit additional amounts to a Contract instead of modifying charges because of special circumstances that result in lower sales or administrative expenses or better than expected mortality or persistency experience.
Administration/Allianz Service Center
The Allianz Service Center performs certain administrative services regarding the Contracts and is located at 5701 Golden Hills Drive, Minneapolis, Minnesota. The Service Center mailing address and telephone number are listed at the back of this prospectus. The administrative and routine customer services performed by our Service Center include processing and mailing of account statements and other mailings to Owners, responding to Owner correspondence and inquiries. Allianz Life also contracts with Tata Consultancy Services (Tata) located at #42(P) & 45(P), Think Campus, Electronic City, Phase II, Bangalore, Karnataka 560100, India, to perform certain administrative services including:
•	issuance and maintenance of the Contracts,
•	maintenance of Owner records, and
•	routine customer service including:
–	processing of Contract changes,
–	processing withdrawal requests (both partial and total), and
–	processing requests for fixed annuity payments.
Services performed by Tata are overseen and quality control checked by our Service Center.
To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectus for the AZL Government Money Market Fund, may be mailed to your household, even if you or other persons in your household have more than one contract issued by us or our affiliate. Call our Service Center at the toll-free telephone number listed at the back of this prospectus if you need additional copies of financial reports, prospectuses, or annual and semiannual reports, or if you would like to receive one copy for each contract in future mailings.
Legal Proceedings
We and our subsidiaries, like other life insurance companies, from time to time are involved in legal proceedings of various kinds, including regulatory proceedings and individual and class action lawsuits. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any such proceedings cannot be predicted with certainty, we believe that, at the present time, there are no pending or threatened legal proceedings to which we, the Separate Account, or ALFS is a party that are reasonably likely to materially affect the Separate Account, our ability to meet our obligations under the Contracts, or ALFS ability to perform its obligations.
Status Pursuant to Securities Exchange Act of 1934
Allianz Life hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 from the requirement to file reports pursuant to Section 15(d) of that Act.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

13.  Information on Allianz Life
Allianz Life is a stock life insurance company organized under the laws of the State of Minnesota in 1896. Our address is 5701 Golden Hills Drive, Minneapolis, MN 55416. We are a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a financial holding company. AZOA is a wholly owned subsidiary of Allianz Europe, B.V., which in turn is a wholly owned subsidiary of Allianz SE, which is registered in Munich, Germany. We currently offer fixed index annuities, individual life insurance, and registered index-linked annuities. We are licensed to do direct business in 49 states and the District of Columbia.
Directors, Executive Officers and Corporate Governance
BOARD OF DIRECTORS
The Board currently consists of seven members, including our Chair, our President and Chief Executive Officer, our Chief Financial Officer and Treasurer, three independent outside board members, and one non-independent board member. Age and positions are provided as of December 31, 2020, except as otherwise noted.
The Board holds regular quarterly meetings, generally in February, April/May, July/August, and October/November of each year, and holds special meetings or takes action by unanimous written consent as circumstances warrant. The Board has standing Executive, Audit, and Nomination, Evaluation and Compensation Committees, each of which is described in further detail below. In 2020, the Board acted four times by unanimous written action.
The current members of our Board are as follows.
Jacqueline Hunt
Director and Chair of the Board
Jacqueline Hunt, age 52, currently serves as the Chair of Allianz Life’s Board of Directors and as the Chair of its Executive Committee since July 22, 2016. Ms. Hunt also serves as the Chair of the Board of Management of Allianz Asset Management GmbH, and is a member of the Board of Management of Allianz SE, Asset Management, US Life Insurance, respectively. Ms. Hunt also serves as the Chair and the President of Allianz Foundation for North America. Ms. Hunt also serves as a member of the Board of Trustees of the American Institute for Contemporary German Studies since June 2017. Previously, Ms. Hunt served as the Executive Director of Prudential plc and the Chief Executive of Prudential UK, Europe and Africa from 2013 to 2016.
Ms. Hunt brings to the Board extensive experience in the financial services and insurance industries, as well as extensive experience in investments and asset management, including serving as a Member of the Board of Management of Allianz SE, Asset Management, US Life Insurance.
Walter R. White
Director, President, and Chief Executive Officer
Walter R. White, age 64, joined Allianz Life in 2009, and currently serves as the President and Chief Executive Officer, as a member of the Board of Directors and as a member of its Executive Committee since January 1, 2012. Mr. White also serves as the Chair of the Board and the Chief Executive Officer of Allianz Life Insurance Company of New York (Allianz Life of New York) and as Chair of its Conflict of Interest and Executive Committees. Mr. White also serves as a Director and President of AZOA Services Corporation and as the Chair of its Shared Plans Management Committee. Mr. White also serves as a Governor of Allianz Individual Insurance Group, LLC, Allianz Investment Management U.S. LLC and TruChoice Financial Group, LLC, respectively. In addition, Mr. White serves as a Director of Questar Capital Corporation, and Questar Agency, Inc., respectively. Mr. White is responsible for leading and overseeing Allianz Life and Allianz Life of New York and providing strategic management and direction. Mr. White previously served as the Chair, Chief Executive Officer and President of Allianz Life and Annuity Company from 2012 to 2017 and as a Governor of Allianz Investment Management LLC from 2017 to 2020.
Mr. White brings to the Board extensive financial services and brokerage experience as well as key strategic planning and leadership skills developed as the Chief Executive Officer of Allianz Life and the former President of Woodbury Financial.
Mr. White shared his plans to retire as of December 31, 2021. Mr. White will be stepping down as President and Chief Executive Officer of Allianz Life as well as Chair and member of the Board, and Chief Executive Officer of Allianz Life of New York on September 1, 2021, and will be replaced by Jasmine M. Jirele, Senior Vice President, Chief Growth Officer of Allianz Life, subject to standard regulatory filings. After his retirement, Mr. White will be nominated to continue to serve as a member of the Allianz Life Board of Directors.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

William E. Gaumond
Director, Senior Vice President, Chief Financial Officer and Treasurer
William E. Gaumond, age 47, joined Allianz Life in 2004 and currently serves as Senior Vice President, Chief Financial Officer and Treasurer, and as a member of the Board of Directors since January 1, 2016. Mr. Gaumond also serves as a Director, the Chief Financial Officer and Treasurer and as a member of the Executive Committee and Chair of the Finance Committee of Allianz Life of New York. Mr. Gaumond also serves as the Chief Financial Officer and Treasurer of Allianz Foundation for North America, and as a Governor of TruChoice Financial Group, LLC, Allianz Life Financial Services, LLC and Allianz Investment Management U.S. LLC, respectively. Mr. Gaumond also serves as a Director and President of Allianz Fund Investments, Inc., AZL PF Investments, Inc., Dresdner Kleinwort Pfandbriefe Investments II, Inc. and PFP Holdings, Inc., respectively. Mr. Gaumond is also a Director of Questar Agency, Inc., Questar Asset Management, Inc., Questar Capital Corporation, Yorktown Financial Companies, Inc., Allianz of America, Inc., Allianz Real Estate of America LLC, and Allianz Technology of America, Inc., respectively. Mr. Gaumond is also a Director and the Senior Vice President of AZOA Services Corporation. Mr. Gaumond also serves as a Director and the Chief Financial Officer and Treasurer of Allianz Finance Corporation. Mr. Gaumond is responsible for all finance and risk management functions, with oversight of the controller, financial planning, treasury, and corporate risk management areas. Prior to his current roles, Mr. Gaumond spent 12 years in a number of finance and investment-related positions at Allianz Life and its affiliates in various executive capacities.
Mr. Gaumond brings to the Board extensive financial services, investment, and insurance industry experience, including serving as Chief Financial Officer and Treasurer of Allianz Life and Allianz Life of New York.
Howard E. Woolley
Director
Howard E. Woolley, age 63, joined Allianz Life’s Board of Directors on May 1, 2020. Mr. Woolley is a member of Allianz Life’s Nomination, Evaluation and Compensation Committee and its Audit Committee. Mr. Woolley also serves on the Board of Trustees for Johns Hopkins Medicine and Syracuse University, is co-chair of the Johns Hopkins University & Medicine External Affairs Committee, and serves on the Syracuse University Audit and Academic Affairs Committees. Mr. Woolley also serves as Chair of the Nominations and Governance Committee and is a member of the Audit Committee for telecommunications company SOMOS Inc. Mr. Woolley is an NACD Governance Fellow and an international member of the Australian Institute of Company Directors. In 2015, Mr. Woolley formed Howard Woolley Group LLC, a strategic business and public policy firm serving leading technology and wireless industry clients, and serves as its President, Principal. Prior to that, Mr. Woolley was Senior Vice President for Verizon Communications from 1993 to 2013 and served as public policy advisor to CEOs of Verizon Wireless from 2000 to 2013.
Mr. Woolley brings to the Board more than 20 years of extensive board experience and brings a wealth of experience and insights in several areas, including risk management.
Udo Frank
Director
Udo Frank, age 61, joined Allianz Life’s Board of Directors on May 1, 2015 and also serves as the Chair of its Audit Committee and as a member of its Nomination, Evaluation and Compensation Committee and its Executive Committee. Mr. Frank has over 30 years of experience in the financial services and insurance industries. Mr. Frank worked for various Allianz SE investment and asset management affiliates from 1994 to 2014, including serving in numerous executive positions. In 2001, Mr. Frank was appointed as the Global Chief Executive Officer of RCM Capital Management, LLC. In 2012, he was appointed the Head of Product Management and Chief Marketing Officer of Allianz Global Investors – U.S.
Mr. Frank brings to the Board extensive experience in the financial services and insurance industries, as well as extensive experience in investments and asset management.
Kevin E. Walker
Director
Kevin E. Walker, age 58, joined Allianz Life’s Board of Directors on May 23, 2017, and also serves as the Chair of its Nomination, Evaluation and Compensation Committee and as a member of its Audit Committee. Mr. Walker also serves as a member of the Board of Directors of Allianz Life of New York since October 1, 2018, and is a member of its Audit and Evaluation Committee and its Executive Committee. Mr. Walker serves as the Chair and Director of Allianz Reinsurance America, Inc., and is a member of its Audit Committee since January 1, 2017. Mr. Walker has over 30 years of insurance and financial services experience. Mr. Walker previously served at various Allianz affiliates throughout his career, most

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

recently as the President and Chief Executive Officer of Allianz Reinsurance America, Inc. from 2015 to 2016. Mr. Walker has also served as a director and officer for several other Allianz affiliates.
Mr. Walker brings to the Board extensive experience in the insurance industry, as well as extensive experience in finance and operations.
Anna Sophie Herken
Director
Anna Sophie Herken, age 49, joined Allianz Life’s Board of Directors on October 1, 2019. Ms. Herken also serves as the Business Division Head of Allianz Asset Management GmbH since April of 2018. Ms. Herken also serves as a board member of CPIC Fund Management Ltd. since July 2019. Prior to that, Ms. Herken was Chief Financial Officer and Chief Operating Officer of Hasso Plattner Capital Germany from 2016 to 2018 and Managing Director of Hertie School of Governance GmbH from 2011 to 2016.  Ms. Herken holds a MBA from the University of Cambridge, Law and Judge Degrees.
Ms. Herken brings to the Board extensive experience in the financial service industry, as well as extensive experience in working for international financial organizations with a focus on finance and asset management.
EXECUTIVE OFFICERS
The current executive officers (other than Messrs. White and Gaumond) are as follows. Age and positions are provided as of December 31, 2020, except as otherwise noted.
Eric J. Thomes
Senior Vice President, Chief Distribution Officer
Eric J. Thomes, age 48, joined Allianz Life in 1995 and currently serves as the Senior Vice President, Chief Distribution Officer of Allianz Life since April 1, 2019. Mr. Thomes also serves as the President and a Director of Allianz Life of New York. Mr. Thomes also serves as a Governor, and as the Chief Executive Officer and Chief Manager of Allianz Life Financial Services, LLC. Mr. Thomes also serves as a Governor of Allianz Individual Insurance Group, LLC, and TruChoice Financial Group, LLC, respectively. He also serves as the Chair and as a Director of Yorktown Financial Companies, Inc., Questar Agency, Inc., Questar Asset Management, Inc., and Questar Capital Corporation, respectively. Mr. Thomes is responsible for the development, design and implementation of Allianz Life’s and Allianz Life of New York’s sales and distribution strategies. Prior to his current roles, Mr. Thomes served as the Field Senior Vice President, FMO Sales from 2009 to 2019. Mr. Thomes also served as the President of Allianz Individual Insurance Group, LLC from 2005 to 2018.
Gretchen Cepek
Senior Vice President, General Counsel and Secretary
Gretchen Cepek, age 52, joined Allianz Life in 2009 and currently serves as Senior Vice President, General Counsel and Secretary since February 17, 2012. In this role, Ms. Cepek is responsible for the legal, ethics and compliance departments as well as government relations and the special investigations unit. Ms. Cepek also serves as the Chief Legal Officer and Secretary and as a member of the Conflict of Interest Committee of Allianz Life of New York, and General Counsel and Secretary of AZOA Services Corporation. Previously, Ms. Cepek served as the Secretary for Allianz Life and Annuity Company from 2012 to 2017. Ms. Cepek received her J.D. from Valparaiso University School of Law in 1993.
Jasmine M. Jirele
Senior Vice President, Chief Growth Officer
Jasmine M. Jirele, age 43, joined Allianz Life in 2018 and currently serves as the Senior Vice President, Chief Growth Officer of Allianz Life since October 1, 2018. Ms. Jirele leads strategy, new markets, global business development, product innovation, marketing, digital and experience management, Allianz Ventures, strategic communication and sponsorships, and enterprise agile for Allianz Life. Previously, Ms. Jirele was an executive vice president within Wells Fargo's Consumer Bank division, and was previously a senior vice president in Wells Fargo's Wealth and Investment Management division. Prior to that, Ms. Jirele spent nine years at Allianz Life as the Senior Vice President of Enterprise Operations from 2012 to 2015, Vice President of Market Management and Product Innovation from 2009 to 2012, Director of Executive Projects from 2007 to 2009, and Director of Marketing/Communications from 2006 to 2007, respectively.

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On September 1, 2021, Ms. Jirele will be a member of the Board, and President and Chief Executive Officer of Allianz Life as well as Chair and member of the Board, and Chief Executive Officer of Allianz Life of New York, subject to standard regulatory filings.
Catherine A. Mahone
Senior Vice President, Chief Administrative Officer
Catherine A. Mahone, age 56, joined Allianz Life in 2008 and currently serves as the Senior Vice President, Chief Administrative Officer since January 16, 2012. Ms. Mahone is also the Chief Administrative Officer of Allianz Life of New York, and serves as a Governor of Allianz Life Financial Services, LLC. Ms. Mahone is responsible for the oversight of enterprise operations, information technology, and other strategic business initiatives. Previously, Ms. Mahone served as the Senior Vice President, Enterprise Operations from 2008 to 2012, and as a Director of Allianz Technology of America, Inc. from 2013 to 2015.
Neil H. McKay
Senior Vice President, Chief Actuary
Neil H. McKay, age 59, joined Allianz Life in 1999 and currently serves as the Senior Vice President, Chief Actuary of Allianz Life since May 15, 2000. Mr. McKay also currently serves as the Chief Actuary of Allianz Life of New York since April 8, 2014. Mr. McKay served as a Director and the Chief Actuary of Allianz Life and Annuity Company from 2007 to 2017. Mr. McKay is responsible for all of the actuarial functions of Allianz Life and Allianz Life of New York, including the actuarial assumptions underlying its products and the rate setting associated with existing and new products.
Todd M. Hedtke
Senior Vice President, Chief Investment Officer
Todd M. Hedtke, age 48, joined Allianz Life in 2000 and currently serves as the Senior Vice President, Chief Investment Officer since August 21, 2015. He also currently serves as the Chief Investment Officer of Allianz Life of New York. Mr. Hedtke also serves as a Governor and Chief Executive Officer of Allianz Investment Management LLC and Allianz Investment Management U.S. LLC, and the Chief Investment Officer of Allianz Life Insurance Company of Missouri, respectively. Mr. Hedtke is a Director and President of Allianz Finance Corporation, and a Director, Vice President and Treasurer of Allianz Fund Investments Inc., AZL PF Investments Inc., and Dresdner Kleinwort Pfandbriefe Investments II Inc., respectively. Mr. Hedtke also serves as Chair of the Benefit Plans Investment Committee for AZOA Services Corporation. Mr. Hedtke leads the investment management, liquidity planning, hedging, and trading functions at Allianz Life. Mr. Hedtke is also a member of the global Allianz Investment Management Board, which serves the Allianz Group of insurance companies. Prior to his current roles, Mr. Hedtke spent 15 years in a number of investment-related positions at Allianz Life and its affiliates, including as a Director and the Chief Investment Officer of Allianz Life and Annuity Company from 2015 to 2017 and as the Chief Investment Officer of Allianz Annuity Company of Missouri from 2015 to 2019, respectively.
Jenny L. Guldseth
Senior Vice President, Chief Human Resources Officer
Jenny L. Guldseth, age 45, joined Allianz Life in 2005 and currently serves as the Senior Vice President, Human Resources Officer since January 1, 2019. In this position, Ms. Guldseth is responsible for setting strategy and leading the Human Resources and Facilities departments to improve business results and increase employee engagement. Ms. Guldseth is also a Director of the Allianz Foundation for North America. Ms. Guldseth also serves as the Chief Human Resources Officer of AZOA Services Corporation and is the Chair of its Employee Benefits Administration Committee and a member of its Benefit Plans Investment Committee and its Shared Plans Management Committee, respectively. Ms. Guldseth has over ten years of experience at Allianz Life, including having served as the Vice President, Rewards and Performance from 2017 to 2018, the Assistant Vice President of Rewards and Performance from 2013 to 2017, and Manager, Human Resource Business Partner from 2010 to 2013. In these positions, she was responsible for the Performance and Compensation functions for Allianz Life and the benefits functions for multiple U.S.-based affiliate companies.

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CORPORATE GOVERNANCE
Committees of the Board
The Executive Committee of the Board (“Executive Committee”) is currently composed of Ms. Hunt (Chair) and Messrs. White and Frank (who replaced Mr. Clark as a member as of May 1, 2020). The function of the Executive Committee is to exercise the authority of the Board between meetings of the Board, with the exceptions set forth in Allianz Life’s By-Laws. The Executive Committee did not meet in 2020.
The Audit Committee of the Board is currently composed of Messrs. Frank (Chair), Walker and Woolley (who replaced Mr. Clark as a member as of May 1, 2020). The Audit Committee is responsible for overseeing Allianz Life’s accounting and financial reporting and control processes on behalf of the Board, which includes assisting with Board oversight of (1) quality and integrity of Allianz Life’s financial statements, (2) Allianz Life's compliance with legal and regulatory requirements, (3) the qualifications, independence and fees of the independent-auditors, (4) Allianz Life’s system of internal controls and (5) the performance of Allianz Life's internal audit function. The Board has determined that each member of the Audit Committee is financially literate. The Audit Committee met four times in 2020.
The Nomination, Evaluation and Compensation Committee (NEC Committee) is currently composed of Messrs. Walker (Chair) (who replaced Mr. Clark as Chair as of May 1, 2020), Frank and Woolley (who was appointed as a member as of May 1, 2020). The NEC Committee’s purpose is to (1) nominate candidates for director for election, (2) evaluate the performance of officers deemed to be “principal officers,” and (3) recommend to the Board the selection and compensation of the “principal officers.” The NEC Committee met once in 2020.
Independence of Certain Directors
Allianz Life is not subject to the independence standards of the New York Stock Exchange or any other national securities exchange, but is subject to the independence standards required under the Model Audit Rule. Applying the independence standards of the Model Audit Rule to the current members of the Board, the Board has determined that (1) Messrs. Frank, Walker and Woolley are “independent” under the Model Audit Rule, and (2) Mr. Clark was “independent” under those standards through his resignation date of April 30, 2020.
Code of Ethics
All of our officers and employees, including our Chief Executive Officer, Chief Financial Officer and Controller, are subject to Allianz Life’s Code of Ethics.
Executive Compensation
Compensation Discussion and Analysis
In this section, we provide an overview of the goals and principal components of our executive compensation program and describe how we determine the compensation of our “Named Executive Officers” or “NEOs.” For 2020, our NEOs were:
•	Walter R. White, President and Chief Executive Officer
•	William E. Gaumond, Senior Vice President, Chief Financial Officer and Treasurer
•	Eric J. Thomes, Senior Vice President, Chief Distribution Officer
•	Jasmine M. Jirele, Senior Vice President, Chief Growth Officer
•	Neil H. McKay, Senior Vice President, Chief Actuary
The details of each NEO’s compensation may be found in the Summary Compensation Table and other compensation tables included in this Executive Compensation section.
Executive Summary
Allianz Life’s compensation programs are intended to align our NEOs’ interests with those of our ultimate stockholder, Allianz SE, the ultimate parent company of Allianz Life. Allianz Life's compensation programs are designed to reward performance that meets or exceeds the goals established by the Compensation Committee, a management committee of Allianz Life. Allianz Life is tasked with establishing the executive compensation philosophy. In line with Allianz Life’s compensation philosophy described below, the total compensation received by our NEOs will vary based on individual and corporate performance in light of annual and long-term performance goals. Our NEOs’ total compensation is composed of a mix of annual base salary, annual cash awards based on corporate objectives and executive performance factors and long-term equity incentive awards in the form of restricted stock units of the equity securities of Allianz SE.

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Compensation Philosophy and Strategy
Overview
The overriding goal of Allianz Life’s executive compensation programs is to attract, retain and motivate top-performing executive officers who will dedicate themselves to long-term financial and operational success. To this end, Allianz Life has structured the executive compensation programs to foster a pay-for-performance management culture by:
•	providing total compensation opportunities that are competitive with the levels of total compensation available at the large diversified financial services companies with which Allianz Life most directly competes in the marketplace;
•	setting performance metrics and objectives for variable compensation arrangements that reward executives for attaining both annual targets and long-term business objectives, thereby providing individual executives with the opportunity to earn above-average compensation by achieving above-average results;
•	establishing equity-based arrangements that align executives’ financial interests with those of Allianz SE by ensuring executives have a material financial stake in the equity value of Allianz SE and the business success of its affiliates; and
•	structuring compensation packages and outcomes to foster internal pay equity.
Compensation Components
To support this pay-for-performance strategy, Allianz Life’s total compensation program provides a mix of compensation components that bases the majority of each executive’s compensation on their success and on an assessment of each executive’s overall contribution to that success.
Compensation Element	Description	Objective
Base Salary	Fixed rate of pay that compensates employees for fulfilling their basic job responsibilities. For NEOs, increases are generally provided in the case of a significant increase in responsibilities or a significant discrepancy versus the market.	Attract and retain high-caliber leadership.
Annual Incentive Plan	Incentive compensation that promotes and rewards the achievement of annual performance objectives through awards under the Allianz Life Annual Incentive Plan (“AIP”).	• Link compensation to annual performance results. • Attract and motivate high-caliber leadership. • Align the interests of NEOs and our stockholder.
Performance-Based Equity Incentives	Incentive compensation through restricted stock unit awards made under the Allianz Equity Incentive Plan (“AEI”) that promotes and rewards the achievement of long term performance objectives.	• Retain high-caliber leadership with multi-year vesting. • Align the interests of NEOs and our stockholder.
Severance Arrangements	Severance payments to employees, including NEOs, under certain company-initiated termination events.	Compensate employees for situations where the employee’s employment is involuntarily terminated in a qualifying termination of employment.
Perquisites-Benefits	Perquisites provided to our NEOs include employer matching contributions to the NEOs’ accounts in the 401(k) plan and may also include the payment of life insurance premiums, relocation reimbursements, and reimbursements for financial planning, tax preparation services, and spousal travel expenses.	Provide market competitive total compensation package.
In addition, Allianz Life offers all employees, including our NEOs, broad-based benefits, including comprehensive medical, dental and vision insurance, group term life insurance and participation in a 401(k) plan.
How Compensation Decisions Are Made
Role of the Board of Directors and Compensation Committee
The framework governing the executive compensation policies for Allianz Life, except as such policies relate to the compensation for the Chief Executive Officer, is set through the Compensation Committee of Allianz Life. Decisions affecting the compensation of the Chief Executive Officer are outside the scope of the Allianz Life Compensation

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Committee. Any such decisions are made by Allianz SE, subject to review by the NEC Committee, and final approval by Allianz Life’s Board of Directors. With respect to the compensation of other “principal officers” selected by the Board for purposes of the duties of the NEC Committee under Minn. Stat. § 60D.20, subd. 3(d), the Compensation Committee’s decisions are similarly subject to review by the NEC Committee and final approval by Allianz Life’s Board. The “principal officers” include the Chief Executive Officer, Chief Financial Officer, and General Counsel. Allianz Life’s Board has delegated the following responsibilities to the Compensation Committee:
•	In general, establish the compensation philosophy and strategy of Allianz Life and oversee the development and implementation of compensation, benefit, and perquisite programs for corporate executives consistent with the principles of ensuring that leadership is compensated effectively in a manner consistent with the stated compensation strategy, internal equity considerations, competitive practices, shareholder interests, and the requirements of any applicable regulatory bodies in order to attract and retain high-quality leadership. This responsibility includes periodic review of Allianz Life’s compensation programs to pursue certain goals, with the expectation that changes will be made periodically to ensure these goals are attained.
•	Review and approve the establishment of, or material modification to, any executive incentive compensation plans or programs for Allianz Life.
•	Review and approve any special benefits or perquisites in effect for, or offered to, any prospective, current or former Allianz Life employee, regardless of the employee’s level or assignment within Allianz Life. Such benefits and perquisites are those that are unusual or different from the benefits offered to all similarly-situated employees.
•	Review and approve any employment agreements proposed to be made with any prospective or current employee of Allianz Life.
•	Review and approve any individual severance agreement with any Allianz Life officer. This does not include an arrangement where the employee receives severance or incentive payments under existing terms of a broad-based benefit or compensation plan.
•	Oversee Allianz Life’s compliance with regulations with respect to compensation matters and adopt and monitor adherence to global and local process requirements and timelines, including those required under the Corporate Rules (as defined under the Allianz Life Standard for Corporate Rules) mandated by Allianz SE.
The Compensation Committee will at all times be composed of at least three members who are appointed by the full Board of Directors of Allianz Life. The Compensation Committee currently consists of the following members: the Chair of the Board, the Chief Executive Officer, and the Chief Human Resources Officer. The Compensation Committee also utilizes internal personnel to provide advice to the Compensation Committee regarding market trends in compensation policies at competing companies and on a more macro level.
Following its review and decision, the Compensation Committee produces and submits a report on executive compensation to Allianz Life’s Board of Directors at its request. With respect to the compensation of “principal officers” selected by Allianz Life’s Board for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), the Compensation Committee produces and submits a report on executive compensation proposed for the designated “principal officers” to the NEC Committee for its review and recommendation to Allianz Life’s Board for final approval.
Role of the Chief Executive Officer
Our Chief Executive Officer assists the Compensation Committee in its review of the total compensation of all the NEOs except himself. He provides the Compensation Committee with his assessment of their performances relative to the corporate and individual goals and other expectations set for them for the preceding year. He then provides his recommendations for each NEO’s total compensation and the appropriate goals for each in the year to come. However, the Compensation Committee is not bound by his recommendations.
Role of Allianz Life’s Human Resources
Allianz Life’s Human Resources supports the Compensation Committee on executive compensation matters by being responsible for many of the organizational and administrative tasks that underlie the compensation review and determination process and making presentations on various topics. Allianz Life’s Human Resources efforts include, among other things:
•	evaluating the compensation data from industry groups, national executive pay surveys, and other sources for the NEOs and other executive officers as appropriate;
•	gathering and correlating performance ratings and reviews for individual executive officers, including the NEOs;

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•	reviewing executive compensation recommendations against appropriate market data and for internal consistency and equity; and
•	reporting to, and answering requests for information from, the Compensation Committee.
Allianz Life’s Human Resources officers also coordinate and share information with their counterparts at Allianz SE.
Use of Competitive Compensation Data
Because Allianz Life competes most directly for executive talent with other large diversified financial services companies, Allianz Life regards it as essential to regularly review the competitiveness of the total compensation programs for executives to ensure that Allianz Life provides compensation opportunities that compare favorably with the levels of total compensation offered to similarly situated executives by other companies that participate in the compensation surveys in which Allianz Life participates. Allianz Life relies primarily on external market surveys of corporate compensation and benefits published by various national compensation consulting firms, especially salary surveys focusing on insurance companies. In addition, other factors taken into account include the average revenues and number of employees of companies that participate in such surveys.
All these information sources are employed to measure and compare actual pay levels not only on an aggregate, total compensation basis, but also to break down the total compensation program component by component to review and compare specific compensation elements as well as the particular mixes of fixed versus variable, short-term versus long-term, and cash versus equity-based compensation at the surveyed companies. This information, as collected and reviewed by Allianz Life’s Human Resources, is submitted to the Compensation Committee for review and discussion.
Internal Pay Equity Analysis
Allianz Life’s compensation programs are designed with the goal of providing compensation to our NEOs that is fair, reasonable, and competitive. To achieve this goal, Allianz Life believes it is important to compare compensation paid to each NEO not only with compensation paid by the surveyed companies, as discussed above, but also with compensation paid to each of our other NEOs. Such an internal comparison is important to ensure that compensation is equitable among our NEOs.
Components of Total Compensation For Our NEOs
Allianz Life provides total compensation to our NEOs that consists of several components. These components include the three components of the total compensation program (i.e., base salary, annual incentives, and equity) as well as: (i) retirement, health, and other benefit programs; (ii) severance benefits; and (iii) perquisites.
Base Salary
Allianz Life’s philosophy is to make base salary a relatively small portion of the overall compensation package for our NEOs, which Allianz Life believes is common in the industry in which we operate. The amount of the base salary awarded to NEOs is based on the position held, the NEO’s tenure, the scope of the position’s responsibilities, and the NEO’s own performance, all of which are reviewed with the aid of market survey data. Using this data, Allianz Life maintains a 50th percentile pricing philosophy, comparing base salaries against the median for comparable salaries at surveyed companies, unless exceptional conditions require otherwise.
With respect to the base salary of our Chief Executive Officer, the Chair of the Board considered the Chief Executive Officer’s experience, performance, and contribution to overall corporate performance when determining his base salary for 2020 for recommendation to the NEC Committee. Base salaries for our other NEOs for 2020 were also set by the Compensation Committee based upon each NEO’s individual experience and contribution to the overall performance of Allianz Life, and subject to Allianz SE Compensation Committee reviews and, with respect to the base salaries of “principal officers” selected by Allianz Life’s Board of Directors for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), subject to NEC Committee review and recommendation to Allianz Life’s Board for final approval.

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AIP
Allianz Life offers annual cash bonuses to certain executive officers under the AIP. The AIP is designed to improve performance and profitability by motivating employees to accomplish organizational objectives and financial goals. Bonus awards that may be paid pursuant to the AIP are within the sole discretion of the Compensation Committee, and with respect to our CEO, the Chair of the Board, and are intended to:
•	reward the performance of participants who have made significant contributions to the achievement of annual goals and objectives;
•	provide an incentive that will encourage future superior individual performance; and
•	encourage the retention of employees who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success of Allianz Life.
Following the performance year, the Compensation Committee approved a specific amount of cash awards to be made pursuant to the AIP to executive officers, including our NEOs, for the 2020 performance year. The amount determined to be available for such awards was at the discretion of the Compensation Committee and was dependent upon many factors as outlined previously, including, but not limited to, current financial performance and contributions of our NEOs in achieving performance objectives, and with respect to the awards to the “principal officers” selected by Allianz Life’s Board for purposes of the duties of the NEC Committee under Minnesota Statutes § 60D.20, subd. 3(d), subject to NEC Committee review and recommendation to Allianz Life’s Board for final approval.
AEI
The AEI is (a) one part of the variable compensation component for certain individuals within designated classes of employees at Allianz Life or (b) offered by Allianz Life to select senior employees as an additional part of their variable compensation on a case by case basis. The AEI is granted in the form of restricted stock units of Allianz SE (“RSUs”). The award of RSU’s are intended to:
•	reward the performance of participants who have made significant contributions to the achievement of their company’s annual goals and objectives,
•	provide an incentive that will encourage future superior individual performance, and
•	encourage the retention of employees who have demonstrated exceptional performance and/or are anticipated to significantly contribute to the long-term success Allianz.
Awards made pursuant to the AEI are based upon both the performance of Allianz Life and Allianz Life of New York and the performance of the NEO. The Compensation Committee (and, with respect to those NEOs that are “principal officers” for purposes of the NEC Committee’s duties, the NEC Committee with final approval of Allianz Life’s Board of Directors) reviewed the performance of our NEOs following the end of our 2020 fiscal year relative to the AEI allocation amount.
Benefit Perquisites
Allianz Life provides our NEOs with certain limited perquisites. All of our employees, including our NEOs, may participate in the qualified 401(k) plan. Allianz Life and Allianz Life of New York generally provide our executive officers, including our NEOs, with a matching contribution up to $21,375 annually. In addition, Allianz Life and Allianz Life of New York provide excess liability insurance coverage to all of our NEOs and provide financial planning and tax preparation services, relocation reimbursements, and reimbursements of spousal travel expenses to certain of our NEOs. The incremental costs of perquisites for the NEOs during 2020 are included in the column entitled “All Other Compensation” in the Summary Compensation Table included in this section.
Certain Retention Arrangements
Allianz Life’s offer letter to our Senior Vice President, Chief Growth Officer, Jasmine M. Jirele included a retention bonus arrangement related to her onboarding. The retention bonus payments will be paid through 2022 so long as she remains employed with Allianz Life, and the arrangement requires repayment of certain amounts if Ms. Jirele voluntarily terminates her employment within a certain period.
Severance Arrangements
Allianz Life has entered into an Executive Severance Agreement with our Director, President, and Chief Executive Officer, Walter R. White, which is described in the “Allianz Life Executive Severance Agreement” discussion later in this section. We have not entered into any other specific severance agreements with any of our NEOs.

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The remainder of our NEOs are eligible for severance payments under the Executive Severance Plan if they experience a qualifying termination of employment and otherwise satisfy the conditions set forth in the plan.
Other than the Executive Severance Plan, which is described later in this section, our NEOs (except for Walter R. White) are not eligible for severance payments. Certain of our executive officers receive offer letters which set forth the terms relating to base salary, sign-on incentives, and equity compensation. However, Allianz Life does not view these offer letters as employment agreements as each offer letter states that employment with Allianz Life is “at will.”
Other Compensation Policies
Tax and Accounting Implications
Stock-Based Compensation. Stock-based compensation, comprised of Allianz SE restricted stock units (RSUs) granted pursuant to the AEI, are accounted for in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 718. The fair value of the RSUs at grant is the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on that day and the nine immediately preceding trading days, less the present value of dividends expected to be paid on one Allianz SE share over the vesting period, and less the fair value of payout restrictions deriving from the vesting period and the payout cap.
Recently Discontinued Compensation Programs
The purpose of the ALTPUP was to advance the interests of Allianz Life, including Allianz Life of New York, and our indirect stockholder. The ALTPUP sought to accomplish this purpose by providing an incentive in addition to current compensation to certain individuals within designated classes of employees of Allianz Life who contribute significantly to their company’s long-term performance. Such incentive was in the form of Long-Term Performance Units ("ALTPUP Units"), which were contingent awards, subject to the terms, conditions, and restrictions described in the ALTPUP and the Award Agreement under which such awards were made, by which participants in the ALTPUP may have become entitled to receive cash on the payment date for redemption of the ALTPUP Units valued on the valuation date. The award of ALTPUP Units was discretionary. In March 2020, the Group Compensation Committee determined all Allianz entities would move forward with the Allianz SE long term incentive program or AEI. As a result, the ALTPUP program has been discontinued and provided a final grant in March 2020 for 2019 performance.
Our Chief Executive Officer received cash awards pursuant to the terms of the Allianz SE Mid-Term Bonus Plan instead of the ALTPUP. Like the ALTPUP, the Mid-Term Bonus Plan has been discontinued, so the award with respect to 2019 performance was the final award made under the Mid-Term Bonus Plan.
Summary Compensation Table
The following table sets forth the compensation paid by Allianz Life for the year ended December 31, 2020 to our NEOs. The executive compensation information in this prospectus is shown for a one-year period, in accordance with Regulation S-K Item 402, Instruction 1 to Item 402(c).
Name and Principal Position (a)	Year (b)	Salary (c)	Bonus (d)	Stock Awards (e)(2)	Non-Equity Incentive Plan Compensation (g)	All Other Compensation (i)(3)	Total (j)
Walter R. White President and Chief Executive Officer	2020	$865,100	N/A	$1,593,774	$1,062,516	$27,721	$3,549,111
William E. Gaumond Senior Vice President, Chief Financial Officer and Treasurer	2020	$468,885	N/A	$482,241	$321,494	$26,300	$1,298,920
Eric J. Thomes Senior Vice President, Chief Distribution Officer	2020	$525,000	N/A	$699,679	$333,119	$30,427	$1,588,225
Jasmine M. Jirele Senior Vice President, Chief Growth Officer	2020	$458,380	$200,000(1)	$471,436	$314,291	$22,787	$1,466,894
Neil H. McKay Senior Vice President, Chief Actuary	2020	$510,000	N/A	$490,212	$326,808	$27,538	$1,354,558
(1)	A retention bonus of $800,000 will be paid over four years in increments of $200,000 with the first payment paid in March 2019 and the final payment in 2022 so long as Ms. Jirele remains employed by Allianz Life.
(2)	Represents the grant date fair value of the RSUs issued pursuant to the AEI. The RSUs vest over a four-year period. The RSUs issued in 2021 for the 2020 performance year have a March 2025 exercise date. The grant price of the RSUs was the arithmetic average of the closing prices of an

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Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on the date of grant and the nine immediately preceding trading days, less the present value of dividends expected to be paid on one Allianz SE share over the vesting period, and less the fair value of the payout restrictions deriving from the vesting period and the payout cap. These numbers show the amount realized for financial reporting purposes as calculated in accordance with the FASB ASC Topic 718. Under FASB ASC Topic 718, the grant date fair value is calculated using the closing market price of the common stock of Allianz SE on the date of grant, which is then recognized over the requisite service period of the award.
(3)	The following table provides additional details regarding compensation found in the “All Other Compensation” column.

Name	Year	Spousal Travel(4)	Milestone/ Anniversary/ Recognition(5)	Life Insurance Premiums	Employer Match to 401(k) Plan	ASAAP Contribution(6)	Total
Walter R. White	2020	$5,431	--	$915	$21,375	--	$27,721
William E. Gaumond	2020	$4,257	--	$668	$19,500	$1,875	$26,300
Eric J. Thomes	2020	$6,445	$1,800	$807	$19,500	$1,875	$30,427
Jasmine M. Jirele	2020	--	$1,000	$412	$19,500	$1,875	$22,787
Neil H. McKay	2020	$5,431	--	$732	$21,375	--	$27,538
(4)	Represents reimbursement or payments made to defray the costs of a spouse’s travel.
(5)	Represents Milestone Anniversary Program, which pays a bonus at three and five year anniversaries, and then every five years thereafter.
(6)	Represents company matching contribution to the Allianz Supplemental Asset Accumulation Plan for deferrals in excess of IRS compensation limit.
Performance-Based Incentive Compensation Plans
AIP
The AIP is intended to provide an incentive that will encourage superior individual performance and encourage retention of employees who have demonstrated exceptional performance or who are anticipated to significantly contribute to the long-term success of Allianz Life. The AIP seeks to accomplish this purpose by providing a bonus opportunity to eligible employees who have made significant contributions during the plan year to the achievement of annual goals and objectives. The guidelines for target awards are meant to be illustrative of competitive market bonuses for similar job levels in the marketplace. While the target awards may be used for illustrative, budget planning, or distribution scenarios, all bonus awards are discretionary and are in no way guaranteed.
The Compensation Committee or other duly authorized committee determines allocation of bonus awards to employees. With respect to “principal officers” for purposes of the NEC Committee’s duties, the NEC Committee recommends to Allianz Life’s Board of Directors awards for final approval.
AEI
The AEI is designed to recognize the participant’s continuous employment with Allianz Life over the relevant period and shall be an incentive to continue employment. Grants under the AEI will generally only be made if the participant is employed with Allianz Life at the date of grant. Payments will be made only if the participant remains employed with Allianz Life during the vesting period of the RSU, or leaves employment under circumstances set out in the AEI, including after retirement or early retirement eligibility, disability, or under certain other circumstances. The securities issuable under the AEI are RSUs. An RSU constitutes the right to receipt of the market value of Allianz SE common stock at the time of exercise. This amount will be paid in cash. RSUs are subject to a four-year vesting period. At the end of the four-year vesting period, the RSUs are exercised uniformly for all participants, provided they remain employed by Allianz Life, terminate after retirement or early retirement eligibility, or under certain other circumstances. Vesting and exercise may accelerate if a participant leaves employment under other “good leaver” circumstances set forth in the AEI. The grant at fair value cannot be greater than 165% of a participant’s target amount. The maximum value of an exercise is an increase of 200% over the grant value (i.e., 300% of the grant value).

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Grants of Plan-Based Awards
The following table provides additional information about plan-based compensation disclosed in the Summary Compensation Table. This table includes both equity and non-equity awards granted for the year ended December 31, 2020.
Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1),(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)
Walter R. White	3/5/2021
RSUs (under AEI)					$0	$1,557,180	$7,708,041
AIP Award		$0	$1,038,120	$1,712,898
William E. Gaumond	3/5/2021
RSUs (under AEI)					$0	$506,396	$2,506,659
AIP Award		$0	$337,597	$675,194
Eric J. Thomes	3/5/2021
RSUs (under AEI)					$0	$567,000	$2,806,650
AIP Award		$0	$378,000	$756,000
Jasmine M. Jirele	3/5/2021
RSUs (under AEI)					$0	$495,050	$2,450,499
AIP Award		$0	$330,034	$660,067
Neil H. McKay	3/5/2021
RSUs (under AEI)					$0	$550,800	$2,726,460
AIP Award		$0	$367,200	$734,400
(1)	The target and maximum columns show the target award and maximum award for 2020 for each NEO under the AIP. There is no threshold amount for any participant in the AIP. The actual 2020 awards granted to the NEOs are listed in the Non-Equity Incentive Compensation column of the Summary Compensation Table. AIP target and maximum awards are a pre-designated percentage of base salary determined at the executive’s level.
(2)	RSUs have a vesting schedule as disclosed in the footnotes to the Summary Compensation Table. See “Outstanding Equity Awards at December 31, 2020” for disclosure regarding the number of RSUs that are unvested as of December 31, 2020.
(3)	The target and maximum columns show the target award and maximum award for 2020 for each NEO under the AEI. There is no threshold amount for any participant in the AEI. The actual 2020 awards granted to the NEOs are listed in the Stock Awards column of the Summary Compensation Table.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Outstanding Equity Awards at December 31, 2020
The following table sets forth the outstanding equity awards at the December 31, 2020 fiscal year-end. The table shows RSUs granted pursuant to the AEI.
Name (a)	RSUs
	Number of RSUs That Have Not Vested (g)(1),(2)	Market Value of RSUs That Have Not Vested (h)(3)
Walter R. White
	8,161	$1,985,898
	7,030	$1,710,680
	5,239	$1,274,858
	6,097	$1,483,644
William E. Gaumond
	1,452	$353,330
	2,039	$496,170
	1,538	$374,257
	1,948	$474,026
Eric J. Thomes
	617	$150,141
	492	$119,723
	457	$111,206
	1,474	$358,683
Jasmine M. Jirele
	0	$0
	0	$0
	1,467	$356,980
	1,886	$458,939
Neil H. McKay
	2,550	$620,517
	2,203	$536,078
	1,731	$421,222
	2,123	$516,611
(1)	Represents unvested RSUs issued pursuant to the AEI. RSUs issued under the AEI during 2020 are subject to a four-year vesting period from the grant date. At the end of the respective vesting period, the RSUs are exercised uniformly for all participants, provided they remain employed by Allianz Life or terminate after retirement or early retirement eligibility, or under certain other circumstances. Vesting and exercise may accelerate if a participant leaves employment under other “good leaver” circumstances set forth in the AEI.
(2)	For each of the NEOs, the number of RSUs listed on the first line were exercised in 2021, the RSUs listed on the second line will exercise in 2022, the RSUs listed on the third line will exercise in 2023, and the RSUs listed on the fourth line will exercise in 2024.
(3)	Based on an assumed stock price of $243.34 per share, which was the arithmetic average of the closing prices of an Allianz SE share in the electronic cash market trading system Xetra (or any successor system) on December 30, 2020 and the nine immediately preceding trading days, converted from Euros into U.S. dollars.
Allianz SE Option Exercises and Stock Grants Vested in 2020
The following table summarizes the value received from Allianz SE stock grants vested during the year ended December 31, 2020.
Name	Stock Awards
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Walter R. White	10,097	$2,259,088
William E. Gaumond	721	$161,315
Eric J. Thomes	732	$163,777
Jasmine M. Jirele	-	$0
Neil H. McKay	3,536	$791,140
(1)	Represents Allianz SE RSUs that were exercised during 2020 pursuant to the AEI. Amounts realized were paid in cash.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Allianz Life Executive Severance Agreement
Allianz Life has entered into an Executive Severance Agreement with our Chief Executive Officer, Walter R. White, with an expiration date of December 31, 2021. The severance arrangements for Mr. White are prescribed by the Executive Severance Agreement.
Pursuant to the Executive Severance Agreement, Mr. White is entitled to a lump sum cash payment of $1,730,200 upon separation in the event he is terminated without “cause”, which is defined as engaging in conduct detrimental to the best interests of the Company (including, but not limited to, certain specified acts such as commission of a felony, theft, dishonesty, fraud or embezzlement) in the Executive Severance Agreement. In addition, pursuant to the Executive Severance Agreement, Mr. White is also bound by other restrictive covenants, including covenants relating to confidentiality and non-disparagement. Mr. White would also be entitled to continuation of medical and dental coverage at the employee premium rates for a period of 18 months following termination if Mr. White timely elects continuation and pays the required premiums.
The remainder of our NEOs are eligible for severance payments under the Executive Severance Plan if they experience a qualifying termination of employment and otherwise satisfy the conditions set forth in the applicable plan. The terms of this plan are set forth below.
Executive Severance Plan
Executive officers who have the title of Senior Vice President or above and report directly to a senior executive officer at a specific level are eligible to receive severance benefits under the Executive Severance Plan if they experience a qualifying termination of employment, meaning an involuntary termination for any reason other than for “cause” with no offer of an equivalent position, and otherwise satisfy the conditions set forth in the plan. The purpose of the Executive Severance Plan is to provide severance benefits to executive officers whose employment is involuntarily terminated in a qualifying termination of employment in order to assist with job transition. Pursuant to the Executive Severance Plan, eligible executive officers who are involuntarily terminated in a qualifying termination of employment will receive a lump sum cash payment equal to one and one-half times their “annual base pay” in effect at the time of termination. Annual base pay, for purposes of this agreement, equals base salary and excludes special payments, such as bonuses, expense reimbursements, living, or other allowances. Eligible executive officers would also be entitled to continuation of medical and dental coverage at employee premium rates for a period of 18 months following termination, if the executive officer timely elects continuation coverage and pays the required premiums.
The following table shows the lump sum payments that would have been payable to each of our NEOs had they been terminated on December 31, 2020 and been eligible for severance payments pursuant to the Executive Severance Plan.
NEOs	Lump Sum Payment
Walter R. White	$1,730,200
William E. Gaumond	$703,328
Eric J. Thomes	$787,500
Jasmine M. Jirele	$687,570
Neil H. McKay	$765,000
(1)	Mr. White is not eligible to receive payments pursuant to the Executive Severance Plan. See “Allianz Life Executive Severance Agreement” for information regarding severance payments that Mr. White is eligible to receive upon termination of service.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Director Compensation
The following table provides information on compensation paid to the directors of Allianz Life for the year ended December 31, 2020.
Name	Fees Earned or Paid in Cash ($)(1)	Total ($)
(a)	(b)	(h)
Jacqueline Hunt(2) Chair of the Board	N/A	N/A
Walter R. White(3) President and Chief Executive Officer	N/A	N/A
William E. Gaumond(3) Senior Vice President, Chief Financial Officer and Treasurer	N/A	N/A
Anna Sophie Herken(3) Non-Independent Director	N/A	N/A
Ronald M. Clark Independent Director	$10,000	$10,000
Howard E. Woolley Independent Director	$40,000	$40,000
Kevin E. Walker Independent Director	$50,000	$50,000
Udo Frank Independent Director	$75,000	$75,000
(1)	Represents cash compensation provided to our independent directors that is formalized in the Non-Employee Director Compensation Plan for the year ended December 31, 2020.
(2)	Mses. Hunt and Herken did not receive any compensation for their services as directors since they are employed by one of our affiliates.
(3)	As employee directors, Messrs. White and Gaumond do not receive any compensation for their service as directors. The compensation Messrs. White and Gaumond received as executive officers of Allianz Life is disclosed in the Summary Compensation Table as set forth herein.
Security Ownership of Certain Beneficial Owners and Management
We are an indirect wholly owned subsidiary of Allianz SE. Allianz SE’s principal executive offices are located at Königinstrasse 28, 80802 Munich, Germany. As of March 31, 2021, the directors and executive officers of Allianz Life held less than 1% of Allianz SE’s ordinary shares issued and outstanding.
Transactions with Related Persons, Promoters and Certain Control Persons
We are a wholly owned subsidiary of AZOA, which is a wholly owned subsidiary of Allianz Europe B.V. Allianz Europe B.V. is a wholly owned subsidiary of Allianz SE, our ultimate parent, which is registered in Munich, Germany.
Business and Operational Risks Relevant to the Contract
As an insurance company, a number of risks may affect our business. However, because the Contract (and any other insurance contract that we offer) is a regulated insurance product, as opposed to an investment in our business, many of the risks that may be relevant to an investor in our business are unlikely to be relevant to you. The risks described below are only those business and operational risks that are likely to be relevant to you as a purchaser of the Contract.
Risks Primarily Related to Our Financial Strength and Claims-Paying Ability
We make Annuity Payments and apply Credits for this Contract from our general account. We also pay benefits for other insurance contracts from our general account, and our general account is subject to claims by our creditors. Our ability to make payments from our general account is subject to our financial strength and claims-paying ability. The following risks relate to circumstances and events that may negatively affect our general account and, in turn, our financial strength and claims-paying ability.
Financial losses may threaten our financial strength and claims-paying ability.
As an Owner of the Contract, you do not share in the profits and losses generated by our business. However, if we were to experience significant losses, we might not have sufficient assets in our general account to satisfy all of our financial obligations under the Contract. Circumstances and events that may result in financial losses include, but are not necessarily

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

limited to, the circumstances and events listed below. We cannot predict what specific impact that any of these circumstances or events may ultimately have on our financial strength or claims-paying ability.
•	Difficult Economic Conditions. Our financial condition is materially affected by conditions in the global capital markets and the economy generally. During an economic downturn, the demand for our financial insurance products and services could be adversely affected. In addition, an economic downturn could cause the number and amount of full and partial withdrawals under our insurance products to increase significantly, and owners of our insurance products may choose to defer making purchase payments or paying insurance premiums or stop them altogether.
•	Unfavorable Interest Rate Environments. During periods of declining interest rates, we may experience financial losses as the spread between interest rates that we credit to customers under our insurance products and returns on our investments tighten. The ongoing low interest rate environment presents challenges for us and other life insurance companies, as it has generally reduced investment returns, raised the value of future obligations, and challenged asset-liability matching. During periods of increasing interest rates, we may experience financial losses due to increases in full and partial withdrawals under our insurance products as our customers choose to forgo insurance protection in favor of potentially higher returns. Although we take measures to manage economic risks associated with different interest rate environments, we may not be able to fully mitigate those risks.
•	Losses on Fixed Maturity Investments. Our fixed maturity investments are subject to interest rate risk and credit risk. Interest rate risk refers to how the values of our fixed maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally result in decreases and increases, respectively, in the values of our fixed maturity investments. Credit risk refers to the risk that a counterparty will default on its commitments to us under a fixed maturity investment. See “Defaults by Counterparties” below.
•	Losses on Equity Investments. Our equity investments are generally valued based on quoted market prices and are subject to market risk. Market risk refers to how market prices for equity investments are subject to fluctuation. A downward fluctuation in the market price for an equity investment could result in losses upon the sale of that investment. Fluctuations in market prices may result from, among other things, actual or perceived changes in the attractiveness of specific investments or in general market conditions.
•	Losses on Real Estate Investments. A portion of our investment portfolio consists of mortgage loans and mortgage-backed securities related to commercial, agricultural and residential real estate. The value of our real estate investments may be negatively impacted by general economic conditions in the real estate sector, including supply and demand, market volatility, and interest rate fluctuations, as well as the creditworthiness of obligors.
•	Losses upon the Sale of Illiquid Investments. We hold certain investments that may lack liquidity, such as privately placed fixed maturity investments, mortgage loans, collateralized debt obligations, commercial mortgage-backed securities, equity real estate and limited partnership interests. Although we seek to minimize the likelihood that we would need to sell illiquid investments, if we were required to liquidate these investments on short notice, we may have difficulty doing so and may be forced to sell them for less than their fair value.
•	Loss of Market Share to Competitors. There is strong competition among insurers, banks, brokerage firms and other financial institutions and providers seeking clients for the types of products and services that we provide. A loss of market share to our competitors could result in financial losses to our business. Our ability to successfully compete is dependent on numerous factors, some of which include the successful implementation of our business strategy, our financial strength, the attractiveness of our products and services, our relationships with distributors, and our reputation. Our ability to compete may also be hindered if our competitors obtain or seek to enforce intellectual property rights against us, or if we are otherwise precluded from offering products or services that are in demand. Our ability to compete may also be hindered if we are not able to protect or enforce our own intellectual property rights.
•	Defaults by Counterparties. Third-parties that owe us money, securities, or other assets may not fulfill their obligations to us. These parties may include issuers of investments that we may hold, borrowers under loans that we may hold or extend, counterparties under swap and other derivative contracts and other third-parties (e.g., customers, trading counterparties, brokers, dealers, banks, investment funds, clearing agents, exchanges and clearing houses). In addition, with respect to secured transactions, the risk of default may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at a price that is not sufficient to cover the full amount owed to us. A party may default on its obligations for a variety of reasons, including bankruptcy, lack of liquidity, downturns in the economy or real estate market and operational failure. General economic conditions and trends may also result in increased defaults.
•	Impairments of Other Financial Institutions. We routinely execute transactions with counterparties in the financial services industry, including brokers, dealers, commercial banks, investment banks, insurers, reinsurers and other investment and financial institutions. A disruption to, or decline in the financial condition of, such financial institutions may expose us to financial losses.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

•	Payments through Guaranty Associations. When an insurance company becomes insolvent, state insurance guaranty associations have the right to assess other insurance companies doing business in their state for funds to pay obligations to policyholders of the insolvent company, up to the state-specified limit of coverage. The future failure of a large life, health or annuity insurer could trigger assessments which we would be obligated to pay. Further, amounts for historical insolvencies may be assessed over many years, and there can be significant uncertainty around the total obligation for a given insolvency.
•	Ineffectiveness of Risk Management Policies. Our risk management policies and procedures intended to identify, monitor and manage economic risks may not be fully effective at mitigating our risk exposure in all market environments or against all types of risk. This could cause us to incur investment losses or cause our hedging and other risk management strategies to be ineffective.
Changes in applicable law may negatively affect our financial strength and claims-paying ability.
We are subject to detailed and comprehensive regulation and supervision in all the jurisdictions in which we operate. Our operations, products and services are subject to varying state and federal laws. In addition, our operations, products and services are regulated by various regulatory authorities and self-regulatory authorities including state insurance departments, state securities administrators, state banking authorities, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Internal Revenue Service, the Department of Labor, and the U.S. Commodity Futures Trading Commission.
Changes to federal and state laws and regulations may materially affect the way in which we conduct our business. We are faced with significant challenges due to the fact that our regulatory environment is evolving rapidly. Federal and state governments, including federal and state regulatory authorities, have become increasingly active in the regulation of the businesses in which we engage. In addition, federal and state regulatory authorities are assuming active, and in some cases increasingly aggressive, roles in interpreting and enforcing laws and regulations related to our business. We cannot predict the potential effects that any new laws or regulations, changes in existing laws or regulations, or the interpretation or enforcement of laws or regulations may have on our business, but such changes may negatively affect our financial strength and claims-paying ability.
The Securities and Exchange Commission has recently adopted new rules (i) imposing a “best interest” standard of care on broker-dealers making recommendations to their customers and (ii) requiring broker-dealers and investment advisers to provide a written summary of the relationship between a broker-dealer or investment adviser, as applicable, and its customer. These new rules became effective on June 30, 2020. It remains unclear whether or to what extent these rules could ultimately affect broker-dealers’ willingness to recommend our registered annuity products. These rules could increase, and to some extent have increased, our overall compliance costs and could also increase our exposure to legal claims in certain circumstances, including an increased risk of regulatory enforcement actions or potentially private claims.
Various states have also adopted laws raising the standard of care owed by broker-dealers, investment advisers, or insurance agents to their customers. For example, several states have adopted the National Association of Insurance Commissioners (“NAIC”) has been working towards the adoption of revisions to the NAIC’s revised Suitability in Annuity Transactions Model Regulation, which imposes a requirement that any recommendation of an annuity product be in the consumer’s best interest. Some states have adopted laws that differ from the NAIC’s Suitability in Annuity Transactions Model Regulation but impose similar obligations. As changes are adopted by our state regulator(s) and made applicable to us or the third-party firms that distribute our products, they could have an adverse impact on our business. In states that have adopted these increased standards with respect to annuity recommendations, this may lead to an increased risk of regulatory enforcement actions or potentially private claims.
Our reserves could be inadequate due to differences between our actual experience and management’s estimates and assumptions.
We establish and carry reserves to pay future benefits and claims of policyholders. Our reserve are calculated based on a number of estimates and assumptions, including estimates and assumptions related to future mortality, morbidity, interest rates, future equity performance, reinvestment rates, persistency, claims experience, and policyholder elections (i.e., the exercise or non-exercise of policy benefits). The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain, involve the exercise of significant judgment and reflect evolving information. For example, the current rates of mortality and morbidity may continue to improve in the future due to medical and technological advancements that result in policyholders living longer than anticipated. We periodically review the adequacy of reserves and the underlying assumptions and make adjustments when appropriate. We cannot, however, determine with precision the amounts that we will pay for, or the timing of payment of, actual benefits and claims or

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

whether the assets supporting the policy liabilities will grow to the level assumed prior to payment of benefits or claims. If actual results differ significantly from our estimates and assumptions, our claim costs could increase significantly and our reserves could be inadequate. If so, we will be required to increase reserves or accelerate amortization of deferred acquisition costs. However, we cannot be certain that our reserves will ultimately be sufficient to pay future benefits and claims of policyholders.
The amount of statutory capital that we must hold to meet our statutory capital requirements can vary significantly from time to time.
Statutory accounting standards and capital and reserve requirements are prescribed by the applicable state insurance regulators and the NAIC. State insurance regulators have established regulations that govern reserving requirements and provide minimum capitalization requirements based on risk-based capital (“RBC”) ratios for life insurance companies. In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including but not limited to, the amount of statutory income or losses that we generate, changes in reserves, the amount of additional capital that we must hold to support business growth, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio, changes in interest rates, and changes to existing RBC formulas. Additionally, state insurance regulators have significant leeway in interpreting existing regulations, which could further impact the amount of statutory capital or reserves that we must maintain. There can be no assurance that we will be able to maintain our current RBC ratio in the future or that our RBC ratio will not fall to a level that could have a material adverse effect on our business. If we are unable to maintain minimum capitalization requirements, our business may be subject to significant increases in supervision and control by state insurance regulators.
Litigation and regulatory proceedings may negatively affect our financial strength and claims-paying ability.
We have been named as defendants in lawsuits (both class actions and individual lawsuits) and have been involved in various regulatory investigations and examinations, and we may be involved in more in the future. These actions arise in various contexts, including in connection with our activities as an insurer, securities issuer, employer, investor, and taxpayer. Lawsuits and regulatory proceedings may involve significant amounts of damages (including punitive damages) or fines that we must pay, and certain regulatory authorities involved in regulatory proceedings have substantial power over our business operations. An adverse outcome in any lawsuit or regulatory proceeding that results in significant financial losses or operational burdens may negatively affect our financial strength and claims-paying ability.
Reinsurance may not be available or affordable, or may not be adequate to protect against harm to our financial strength and claims-paying ability.
As part of our overall risk management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control can determine the availability and cost of the reinsurance protection for new business. If we are unable to purchase the desired amount of reinsurance protection on acceptable terms, our risk of loss may increase. As our risk of loss increases, so does the risk that we may not be able to meet our financial obligations.
Our hedging programs may be inadequate to protect against harm to our financial strength and claims-paying ability.
Certain types of insurance and investment products that we offer expose us to risks associated with fluctuations in financial markets. Although we use hedging techniques to manage risks associated with our insurance guarantees, increased volatility in the financial markets and unanticipated policyholder behavior may increase the cost of these hedges and/or negatively affect our ability to hedge certain risks. We may lose money on the derivatives that we hold as part of our hedging programs or otherwise. Ultimately, our hedging programs may be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate, which in turn may negatively impact our financial strength and claims-paying ability.
Downgrades and potential downgrades to our claims-paying and financial strength ratings may signal a higher risk that we may be unable to meet our financial obligations, and may themselves negatively affect our financial strength and claims-paying ability.
Our claims-paying and financial strength ratings, which various ratings organizations publish as measures of an insurance company's ability to meet policyholder obligations, are important to maintaining public confidence in Allianz Life and our products, and the ability to market our products and services. A downgrade or an announced potential downgrade in our claims-paying and financial strength ratings may reflect an increased risk that we may not be able to meet our financial

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

obligations. Any such downgrade or potential downgrade may itself harm our financial strength and claims-paying ability by causing financial losses to our business. Such losses may be the result of:
•	reductions in new sales of insurance products, annuities and other investment products;
•	increases in our cost of capital or limitations on our access to sources of capital;
•	harm to our relationships with distributors and sales specialists;
•	material increases in the number or amount of full and partial withdrawals under our insurance products;
•	pressure on us to reduce prices or increase crediting rates for many of our insurance products; and
•	harm to our ability to obtain reinsurance or obtain reasonable pricing for reinsurance.
Similarly, downgrades or announced potential downgrades in the financial strength ratings of the financial institutions with which we do business may adversely impact our business operations and may cause financial losses to our business.
Risks Primarily Related to Our Business Operations
Breaches of security, or interference with our technology infrastructure, could harm our business.
Our business relies on technology systems and networks, including systems and networks managed by third parties to process, transmit and store information, and to conduct business activities and transactions with clients, distributors, vendors, and other third parties. We are also subject to certain federal and state regulations that require us to establish and maintain policies and procedures designed to protect sensitive client information. Maintaining the integrity of our systems is critical to the success of our business operations, including the retention of clients, and to the protection of our clients’ personal information. To date, we have not identified any material breaches or interference with our systems and networks; however, we routinely encounter and address such threats, including an increasing frequency of phishing scams, introductions of malware and unauthorized payment requests. Any such breaches or interference by third parties or by our employees that may in the future occur could have a material adverse impact on our business operations and our financial condition.
We have implemented and maintain security measures designed to protect against breaches of security and other interference with systems and networks resulting from attacks by third parties, including hackers, and from employee error or malfeasance. We also require third party vendors who, in the provision of services to us, are provided with or process information pertaining to our business or our clients to meet certain information security standards. Changes in our technology platforms, such as an evolution to accommodate mobile computing, may also require corresponding changes in our systems, networks and data security measures. In addition, the increasing reliance on technology systems and networks and the occurrence and potential adverse impact of attacks on such systems and networks, both generally and in the financial services industry, have enhanced government and regulatory scrutiny of the measures taken by companies to protect against cyber-security threats. As these threats, and government and regulatory oversight of associated risks, continue to evolve, we may be required to expend additional resources to enhance or expand upon the security measures we currently maintain.
Despite the measures we have taken and may in the future take to address and mitigate these risks, we cannot ensure that our systems and networks will not be subject to breaches or interference. Any such event may result in operational disruptions as well as unauthorized access to or the disclosure or loss of our proprietary information or our clients’ personal information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of clients or other damage to our business. Any such event may interfere with, impede or cause delays in our calculation of values, processing of transactions and making of payments under the Contract. In addition, the trend toward broad consumer and general public notification of such incidents could exacerbate the harm to our business operations and our financial condition. Even if we successfully protected our technology infrastructure and the confidentiality of sensitive data, we may incur significant expenses in responding to any such attacks as well as the adoption and maintenance of appropriate security measures. We could also suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting our networks and systems used in connection with our products and services.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The failure to protect our clients’ confidential information and privacy could adversely affect our business.
A number of our businesses are subject to privacy regulations and confidentiality obligations, including the Gramm-Leach-Bliley Act and state privacy laws and regulations. We also have contractual obligations to protect certain confidential information we obtain from our existing vendors and clients. These obligations generally include protecting such confidential information in the same manner and to the same extent as we protect our own confidential information. The actions we take to protect confidential information vary by business segment and may include, among other things:
•	training and educating our employees regarding our obligations relating to confidential information;
•	monitoring changes in state or federal privacy and compliance requirements;
•	drafting appropriate contractual provisions into any contract that raises proprietary and confidentiality issues;
•	maintaining secure storage facilities for tangible records;
•	limiting access to electronic information; and
•	in the event of a security breach, providing credit monitoring or other services to affected customers.
In addition, we must develop, implement and maintain a comprehensive written information security program with appropriate administrative, technical and physical safeguards to protect such confidential information. If we do not properly comply with privacy regulations and protect confidential information, we could experience adverse consequences, including regulatory sanctions, such as penalties, fines and loss of license, as well as loss of reputation and possible litigation. This could have an adverse impact on our Company’s reputation and business results.
Protection from system interruptions and operating errors is important to our business. If we were to experience a sustained interruption to our telecommunications or data processing systems or other failure in operational execution could harm our business operations and our business results.
Operating errors and system or network interruptions could delay and disrupt our ability to develop, deliver or maintain our products and services, causing harm to our business and reputation and resulting in loss of customers or revenue. Operating errors and system or network interruptions may also interfere with, impede or cause delays in our calculation of values, processing of transactions and making of payments under the Contract. Interruptions could be caused by operational failures arising from employee error or malfeasance, interference by third parties (including hackers and other cyber-attacks), implementation of new technology, and maintenance of existing technology. Our financial, accounting, data processing or other operating systems and facilities may fail to operate or report data properly, experience connectivity disruptions or otherwise become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process transactions or provide products and services to customers. The cause of these interruptions can include fires, floods, earthquakes and other natural disasters, power losses, equipment failures, attacks by third parties, failures of internal or vendor software or systems and other events beyond our control.
In addition, we rely on third party service providers and vendors for certain communications, technology and business functions and face the risk of operational failure (including, without limitation, failure caused by an inaccuracy, untimeliness or other deficiency in data reporting), termination or capacity constraints of any of the clearing agents, exchanges, clearing houses or other third party service providers that we use to facilitate or are component providers to our transactions and other product manufacturing and distribution activities. These risks are heightened by the evolution in the financial markets of increasingly sophisticated products, by business-driven hedging, by compliance issues and by other risk management or investment or by financial management strategies. Any such failure, termination or constraint could adversely impact our ability to implement transactions, service our clients, manage our exposure to risk or otherwise achieve desired outcomes.
The occurrence of natural or man-made disasters and catastrophes could adversely affect our business operations and our business results.
The occurrence of natural or man-made disasters and catastrophes, including acts of terrorism, public health crises (e.g. COVID-19), industrial accident, blackout, cyber-attack, computer virus, insider threat, insurrections and military actions, unanticipated problems with our disaster recovery systems, or a support failure from external providers, could adversely affect our business operations and our business results, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. Such disasters and catastrophes may damage our facilities, preventing our employees from performing their roles or otherwise disturbing our ordinary business operations, and by impacting claims. Such disasters and catastrophes may also impact us indirectly by changing the condition and behaviors of our customers, business counterparties and regulators, as well as by causing declines or volatility in the economic and financial markets.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Inadequate or failed processes or systems, human factors or external events may adversely affect our profitability, reputation or operational effectiveness.
Operational risk is inherent in our business and can manifest itself in various ways, including business interruption, poor vendor performance, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, and external fraud. These events can potentially result in financial loss, harm to our reputation and/or hinder our operational effectiveness. Management attempts to control these risks and keep operational risk at low levels by maintaining a sound and well controlled environment in light of the characteristics of our business, markets and regulatory environment in which we operate. Notwithstanding these measures, operational risk is part of the business environment in which we operate, and we may experience operational disruptions and incur losses from time to time due to these types or risks.
Risks Related to the COVID-19 Pandemic
We continue to closely monitor developments related to the COVID-19 pandemic and its impact on our business and operations. The economic conditions and uncertainties during the pandemic have at times negatively impacted our net income, surplus, and capital and liquidity positions. To date, however, we do not believe that these economic conditions and uncertainties have negatively impacted our overall financial strength and claims-paying ability in a significant manner. Nor do we believe that our administration of the Contract and our other insurance contracts has been disrupted in a significant manner, even as many of our employees and the employees of our third-party service providers continue to work remotely.
The extent to which the pandemic will impact our business and operations in the future will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic. The pandemic could have a material adverse effect on our financial condition and operations.
The pandemic-related risks that we face include (but are not necessarily limited to) the following:
•	Economic conditions and uncertainties may negatively impact the value, cash flow, and liquidity of our general account investments due to, e.g., market volatility, reduced liquidity, changes in interest rates, economic shutdowns or slowdowns, government regulations, and counterparty defaults.
•	Voluntary or government mandated hardship assistance that we provide to our customers in the form of, e.g., grace periods for failure to make timely payments, may reduce our net income and surplus.
•	Reductions in new sales of our financial products or reductions in fees collected by us, or increases in full withdrawals, cancellations, or defaults with respect to our customers’ existing financial products, as a result of economic conditions and uncertainties may reduce our net income and surplus.
•	Economic conditions and uncertainties may limit our access to sources of capital and our ability to obtain reinsurance.
•	Voluntary and government mandated pandemic mitigation efforts, such as prolonged remote working arrangements and economic shutdowns, and employees’ ability or willingness to fulfill their responsibilities during the pandemic, may disrupt our ability to administer our insurance contracts (including our ability to timely process applications, transactions, and payments and to calculate values) and may disrupt the services provided by third-parties upon which we rely to administer our insurance contracts.
In addition to the risks listed above, to the extent that the pandemic impacts our business and operations, it may also have the effect of heightening the other risks described in this section of the prospectus.

14.  Financial Statements
The statutory financial statements of Allianz Life Insurance Company of North America as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in Appendix F of this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The unaudited statutory financial statements of Allianz Life Insurance Company of North America as of March 31, 2021 and audited statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2020, as well as the related unaudited statutory statements of operations, capital and surplus and cash flow for the three month periods ended March 31, 2021 and March 31, 2020 are included in Appendix E.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

The financial statements of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America (“Variable Account B”) as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in Appendix B of the SAI, which is incorporated in this prospectus by reference to Pre-Effective Amendment No. 1 to Variable Account B’s Form N-4 filed with the SEC (File No. 333-255394), have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

15.  Privacy Notice
Allianz Life Insurance Company of North America
PO Box 1344
Minneapolis, MN 55440-1344
800.328.5600
Your privacy is a high priority for Allianz Life Insurance Company of North America (Allianz) (“we” or “our”). This Privacy Notice outlines our principles for collecting, using and protecting information that we maintain about you. This Privacy Notice is also displayed on our website at www.allianzlife.com.
Information about you that Allianz collects
We collect information about you so that we can process the insurance transactions you request and administer or service your policy. We also collect information to inform you of new products and services and to engage in studies or research relating to our business. We limit the information collected to what is needed for our business purposes. We may collect your information from the following sources.
•	From you, either directly or through our financial professionals. This may include information provided on your insurance application or other forms you may complete. The information we collect includes, but is not limited to, your name, Social Security number, address, telephone number, mobile phone number, and email address.
•	From others, through the process of issuing a policy or handling a claim. This may include information from consumer reporting agencies and medical or accident reports.
•	From your doctor or during a home visit by a health care professional. This may include your health records gathered with your written consent.
•	From your relationship with us. For example, this may include the number of years you have been a customer or the types of products you have purchased.
•	From data brokers that collect publicly available information about you. This includes household information, financial transactions, and social media activity.
Information about you that Allianz shares
We do not share information about current or former customers with anyone, except as allowed by law. “Allowed by law” means that we may share the information we collect about you as follows.
•	With people and entities when we have your consent to share your information.
•	With our affiliates and other third parties in order to process your application, or administer or service your policy.
•	With consumer reporting agencies to obtain a medical report, credit report, or motor vehicle report. These reports are used to decide eligibility for a policy or to process transactions you request.
•	With our financial professionals so that they can service your policy. They may also inform you of other Allianz products and services that may be of interest to you.
•	With health care providers in order to process your claim.
•	As required or otherwise permitted by law. This may include sharing information with state insurance agencies, law enforcement, and other government officials. We may also share your information to respond to subpoenas, court orders, and other legal requests.
•	With research groups to conduct studies on our business to improve the products and services we offer.
•	To inform you of products and services that may be of interest to you. These communications may be made by us, our financial professionals, or through third parties.
•	With our affiliates so they can market their products and services to you. State insurance laws do not allow you to restrict this disclosure.
Allianz does not sell your information to anyone
We do not sell your information to anyone for their own marketing purposes. For this reason, we are not required to obtain your “opt in election,” “opt out election,” or authorization.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

Allianz policies and practices regarding security of your information
We limit access to your information to those employees, affiliates, and service providers who need it for our business purposes. We protect your information using safeguards that comply with applicable federal and state law. This includes measures that are administrative, physical, and technical in nature. We use reasonable measures to secure our websites and protect the information that may be shared over these sites.
Your ability to access and correct your information
You have the right to access and obtain a copy of your information. This does not include the right to access and copy your information related to a claim or civil or criminal proceeding. You may also write to us and ask about disclosure(s) of your information made within the last two (2) years. If you wish to review your information, please write us at:
Allianz Life Insurance Company of North America
Attn: Privacy Office
PO Box 1344
Minneapolis, MN 55440-1344
Please provide your full name, address, and policy number(s) in your written request. For your protection, please have your request notarized. We reserve the right to ask for additional verification of your identity.
Within 30 working days of our receipt of your written request, you may see and get a copy of your information in person. If you prefer, we will send you a copy of your information. If medical information is contained in your file, we may request that you name a medical professional to whom we will send your information.
If you believe any of your information is incorrect, you may write to us at the address above. Within 30 working days, we will let you know if our review has resulted in a correction of your information. If we do not agree there is an error, you may file a statement disputing our finding. We will attach the statement to your file. We will send any corrections we make, or your statement, to anyone we shared your information with over the past two years, and to anyone who may receive your information from us in the future. We do not control the information about you obtained from a consumer reporting agency or a Department of Motor Vehicles. We will provide you with the names and addresses of these agencies so you can contact them directly.
Notification of change
Your trust is one of our most important assets. If we revise our privacy practices in the future, we will notify you prior to implementing any changes.
For more information or if you have questions
If you have any questions or concerns about our privacy practices, please call the Corporate Compliance Privacy Office at 800.328.5600, contact us via the secured website, or write us at:
Allianz Life Insurance Company of North America
Attn: Privacy Office
PO Box 1344
Minneapolis, MN 55440-1344
This Privacy Notice is being provided on behalf of the following companies:
•	Allianz Life Insurance Company of North America
•	Allianz Life Financial Services, LLC
M40018 (R-08/2020)

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

16.  Table of Contents of the Form N-4 SAI
Allianz Life as Custodian	3
Legal Opinions	3
Distributor	3
Administrative Service Fees	3
Federal Tax Status	3
Annuity Contracts in General	4
Taxation of Annuities in General	4
Qualified Contracts	4
Purchasing a Qualified Contract	5
Distributions-Qualified Contracts	6
Distributions-Non-Qualified Contracts	7
Required Distributions	8
Diversification	8
Owner Control	8
Contracts Owned by Non-Individuals	8
Annuity Purchases by Nonresident Aliens and Foreign Corporations	9
Income Tax Withholding	9
Multiple Contracts	9
Partial 1035 Exchanges	9
Assignments, Pledges and Gratuitous Transfers	9
Death Benefits	10
Spousal Continuation and the Federal Defense of Marriage Act (DOMA)	10
Federal Estate Taxes	10
Generation-Skipping Transfer Tax	10
Foreign Tax Credits	10
Possible Tax Law Changes	10
Annuity Payments	11
Annuity Payment Options	11
Appendix A – Death of the Owner and/or Annuitant	12
Appendix B – Allianz Life Variable Account B Financial Statements	15

–

Appendix A – Available Indexes
S&P 500® Index
The S&P 500® Index is comprised of 500 stocks representing major U.S. industrial sectors.
S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”). This trademark has been licensed for use by S&P Dow Jones Indices LLC. S&P marks are trademarks of S&P. These trademarks have been sublicensed for certain purposes by Allianz Life Insurance Company of North America (“Allianz”). The S&P 500® Index (“the Index”) is a product of S&P Dow Jones Indices LLC and/or its affiliates and have been licensed for use by Allianz.
Allianz products are not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the owners of the Allianz products or any member of the public regarding the advisability of investments generally or in Allianz products particularly or the ability of the Index and Average to track general market performance. S&P Dow Jones Indices’ only relationship to Allianz with respect to the Index and Average is the licensing of the Index and Average and certain trademarks, service marks, and/or trade names of S&P Dow Jones Indices and/or its third-party licensors. The Index and Average are determined, composed, and calculated by S&P Dow Jones Indices without regard to Allianz or the products. S&P Dow Jones Indices have no obligation to take the needs of Allianz or the owners of the products into consideration in determining, composing, or calculating the Index and Average. S&P Dow Jones Indices are not responsible for and have not participated in the design, development, pricing, and operation of the products, including the calculation of any interest payments or any other values credited to the products. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing, or trading of products. There is no assurance that investment products based on the Index and Average will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to products currently being issued by Allianz, but which may be similar to and competitive with Allianz products. In addition, CME Group Inc., an indirect minority owner of S&P Dow Jones Indices LLC, and its affiliates may trade financial products which are linked to the performance of the Index and Average. It is possible that this trading activity will affect the value of the products.
S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS, AND/OR THE COMPLETENESS OF THE INDEX AND AVERAGE OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY ALLIANZ, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX AND AVERAGE OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME, OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND ALLIANZ OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Russell 2000® Index
The Russell 2000® Index is an equity index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which is made up of 3,000 of the biggest U.S. stocks. The Russell 2000® Index is constructed to provide a comprehensive and unbiased small-cap barometer and is completely reconstituted annually to ensure larger stocks do not affect the performance and characteristics of the true small-cap index.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix A

The Russell 2000® Index (the “Index”) is a trademark of Frank Russell Company (“Russell”) and has been licensed for use by Allianz Life Insurance Company of North America (“Allianz”). Allianz products are not in any way sponsored, endorsed, sold or promoted by Russell or the London Stock Exchange Group companies (“LSEG”) (together the “Licensor Parties”) and none of the Licensor Parties make any claim, prediction, warranty or representation whatsoever, expressly or impliedly, either as to (i) the results to be obtained from the use of the Index (upon which the Allianz product is based), (ii) the figure at which the Index is said to stand at any particular time on any particular day or otherwise, or (iii) the suitability of the Index for the purpose to which it is being put in connection with the Allianz product. None of the Licensor Parties have provided or will provide any financial or investment advice or recommendation in relation to the Index to Allianz or to its clients. The Index is calculated by Russell or its agent. None of the Licensor Parties shall be (a) liable (whether in negligence or otherwise) to any person for any error in the Index or (b) under any obligation to advise any person of any error therein.
Nasdaq-100® Index
The NASDAQ-100 Index® includes 100 of the largest domestic and international non-financial securities listed on The NASDAQ Stock Market® based on market capitalization.
The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to Allianz Life Insurance Company of North America (“Licensee”) is in the licensing of the NASDAQ®, and Nasdaq-100 Index® registered trademarks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by NASDAQ without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices of, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).
THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
EURO STOXX 50®
The EURO STOXX 50®, Europe's leading blue-chip index for the Eurozone, provides a blue-chip representation of supersector leaders in the Eurozone. The index covers 50 stocks from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.STOXX Limited, Deutsche Börse Group and their licensors, research partners or data providers have no relationship to Allianz Life Insurance Company of North America (“Allianz”), other than the licensing of the EURO STOXX 50® and the related trademarks for use in connection with Allianz products.STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not:
•	sponsor, endorse, sell or promote Allianz products.
•	recommend that any person invest in Allianz products or any other securities.
•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of Allianz products.
•	have any responsibility or liability for the administration, management or marketing of Allianz products.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix A

•	consider the needs of Allianz products or the owners of Allianz products in determining, composing or calculating the EURO STOXX 50 or have any obligation to do so.
STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty, and exclude any liability (whether in negligence or otherwise), in connection with the Allianz products or their performance.
STOXX does not assume any contractual relationship with the purchasers of Allianz products or any other third parties.
Specifically,
•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers do not give any warranty, express or implied, and exclude any liability about:
•	The results to be obtained by Allianz products, the owner of Allianz products or any other person in connection with the use of the EURO STOXX 50 and the data included in the EURO STOXX 50;
•	The accuracy, timeliness, and completeness of the EURO STOXX 50 and its data;
•	The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50 and its data;
•	The performance of Allianz products generally.
•	STOXX, Deutsche Börse Group and their licensors, research partners or data providers give no warranty and exclude any liability, for any errors, omissions or interruptions in the EURO STOXX 50 or its data;
•	Under no circumstances will STOXX, Deutsche Börse Group or their licensors, research partners or data providers be liable (whether in negligence or otherwise) for any lost profits or indirect, punitive, special or consequential damages or losses, arising as a result of such errors, omissions or interruptions in the EURO STOXX 50 or its data or generally in relation to Allianz products, even in circumstances where STOXX, Deutsche Börse Group or their licensors, research partners or data providers are aware that such loss or damage may occur.
The licensing Agreement between Allianz and STOXX is solely for their benefit and not for the benefit of the owners of Allianz products or any other third parties.
iShares® MSCI Emerging Markets ETF
The iShares® MSCI Emerging Markets ETF distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license. These trademarks have been licensed for certain purposes by Allianz Life Insurance Company of North America ("Allianz") and its wholly-owned subsidiaries. Products offered by Allianz or its wholly-owned subsidiaries are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of such products do not acquire any interest in the iShares® MSCI Emerging Markets ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranties, express or implied, to the owners of any products offered by Allianz or its wholly-owned subsidiaries, or any member of the public regarding the advisability of purchasing a product from Allianz or its wholly-owned subsidiaries. BlackRock has no obligation or liability for any errors, omissions, interruptions or use of the iShares MSCI Emerging Markets ETF or any data related thereto, or with the operation, marketing, trading or sale of any products or services offered by Allianz.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix A

Appendix B – Daily Adjustment
Generally
We designed the Daily Adjustment to provide an Index Option Value on Business Days other than the Term Start Date or the Term End Date. The Daily Adjustment approximates the Index Option Value that will be available on the Term End Date. It is the estimated present value of the future Credit that we will apply on the Term End Date. The Daily Adjustment takes into account:
(i)	any Index gains during the Term subject to the applicable DPSC, Precision Rate, Cap, and/or Participation Rate,
(ii)	either any Index losses greater than the Buffer or Index losses down to the Floor, and
(iii)	the number of days until the Term End Date.
The Daily Adjustment formula has two primary components, (i) the change in Proxy Value and (ii) accumulated proxy interest, which are added together and then multiplied by the Index Option Base. We designed the Daily Adjustment to estimate the present value of positive or negative Credit that will be available on the Term End Date taking into account any applicable Buffer, Floor, DPSC, Precision Rate, Cap, and/or Participation Rate. You should note that even if your selected Index(es) experience positive growth, the Daily Adjustments may be negative because of other market conditions, such as the expected volatility of Index prices and interest rates. Therefore, the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor. However, the Daily Adjustment for the Index Protection Strategy with DPSC and Index Protection Strategy with Cap cannot be negative. The Daily Adjustment for 3-year and 6-year Term Index Options may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due the difference in Term length. Also, the risk of a negative Daily Adjustment is greater for 3-year and 6-year Term Index Options than 1-year Term Index Options because the Buffer is exposed to a longer time period. The impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for a 3-year or 6-year Term Index Option because we apply the Cap and Buffer for the entire Term length, and the Term length is shorter for a 1-year Term.
Daily Adjustment Formula
The formula for the calculation of the Daily Adjustment is as follows:
Daily Adjustment = [(a) change in Proxy Value + (b) proxy interest] x Index Option Base
Where:
(a)	change in Proxy Value = (current Proxy Value – beginning Proxy Value)
(b)	proxy interest = beginning Proxy Value x (1 – time remaining during the Term)
Calculating Change in Proxy Value
The change in Proxy Value represents the current hypothetical value of the Proxy Investment (current Proxy Value), less the cost of the Proxy Investment on the Term Start Date (beginning Proxy Value).
The current Proxy Value is the Proxy Value calculated on the same day as the Daily Adjustment. The beginning Proxy Value is the Proxy Value calculated on the Term Start Date.
The Proxy Value is calculated differently for each Crediting Method.
For the Index Precision Strategy, the Proxy Value involves tracking two hypothetical derivatives and is calculated using the following formula:
[Precision Rate x (at-the-money binary call)] – (out-of-the-money put)
With respect to our Proxy Value formula, we designed the at-the-money binary call to value the potential for gains equal to the Precision Rate if on the Term End Date, the Index Value is greater than or equal to the Index Value on the Term Start Date, and the out-of-the-money put to value the potential for Index losses greater than the Buffer for the Index Precision Strategy. It is important to note that the out-of-the-money put will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the Term Start Date. This is because the risk that the Index Value could be lower on the Term End Date is present to some extent whether or not the current Index price on a Business Day is lower than the Index Value on the Term Start Date.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix B

For the Index Guard Strategy, the Proxy Value involves tracking four hypothetical derivatives and is calculated using the following formula:
Proxy Value = (at-the-money call) – (out-of-the-money call) – (at-the-money put) + (out-of-the-money put)
With respect to our Proxy Value formula, we designed the at-the-money call and out-of-the-money call to value the potential for Index gains up to the Cap and the at-the-money put to value the potential for Index losses, but add back the out-of-money put to mimic the protection of the Floor for the Index Guard Strategy. It is important to note that the at-the-money put will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the Term Start Date. It is also important to note that the out-of-money put will almost always reduce, and never exceed, the negative impact of the at-the-money put for the Index Guard Strategy.
For the Index Performance Strategy, the Proxy Value involves tracking three hypothetical derivatives and is calculated using the following formula:
Proxy Value = (at-the-money call) – (out-of-the-money call) – (out-of-the-money put)
With respect to our Proxy Value formula, we designed the at-the-money call and out-of-the-money call to value the potential for Index gains subject to any applicable Participation Rate up to the Cap, and the out-of-the-money put to value the potential for Index losses greater than the Buffer for the Index Performance Strategy. Similar to the Index Precision Strategy, it is important to note that the out-of-the-money put will almost always reduce the Daily Adjustment, even when the current Index price on a Business Day is higher than the Index Value on the Term Start Date. This is because the risk that the Index Value could be lower on the Term End Date is present to some extent whether or not the current Index price on a Business Day is lower than the Index Value on the Term Start Date. For purposes of the Proxy Value formula the value of the out-of-the-money call will be zero if an Index Option is uncapped.
For the Index Protection Strategy with DPSC, the Proxy Value involves tracking one hypothetical derivative and is calculated using the following formula:
Proxy Value = DPSC x (at-the-money binary call)
With respect to our Proxy Value formula, we designed the at-the-money binary call to value the potential for gains equal to the DPSC if on the Term End Date, the Index Value is greater than or equal to the Index Value on the Term Start Date.
For the Index Protection Strategy with Cap, the Proxy Value involves tracking two hypothetical derivatives and is calculated using the following formula:
Proxy Value = (at-the-money call) – (out-of-the-money call)
With respect to our Proxy Value formula, we designed the at-the-money call and out-of-the-money call to value the potential for Index gains up to the Cap for the Index Protection Strategy with Cap.
Calculating Proxy Interest
The proxy interest is an amount of interest that is earned to provide compensation for the cost of the Proxy Investment on the Term Start Date. The proxy interest is approximated by the value of amortizing the cost of the Proxy Investment over the Term to zero. The formula for proxy interest involves the calculation of (i) the beginning Proxy Value (the formula for which varies depending on the Crediting Method, as previously discussed) and (ii) the time remaining during a Term. The time remaining during a Term is equal to the number of days remaining in the Term divided by the Term length. The Term length is 365 days for a 1-year Term; 1,095 days for a 3-year Term; and 2,190 days for a 6-year Term. The proxy interest may be significantly different from current interest rates available on interest bearing investments.
Additional Information
You can find a more detailed explanation of the calculation of the Proxy Value, including examples, in Exhibit 99(a) of the Form S-1 Registration Statement filed with the SEC, of which this prospectus is a part. This Exhibit is incorporated by reference into this prospectus. You can obtain a copy of Exhibit 99(a) by calling (800) 624-0197, or visiting our website at www.allianzlife.com.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix B

Appendix C – Annual Contract Fees Calculation Examples
Please note that these examples may differ from your actual results due to rounding.
Assuming You Purchase a Contract with the Traditional Death Benefit
You purchase a Contract with the Traditional Death Benefit and your Contract automatically includes the Income Benefit. On the Quarterly Contract Anniversary your total annual Contract fees are 0.95% (0.25% product fee and a 0.70% rider fee for the Income Benefit) and your Contract Value and Charge Base are $100,000. This Contract Value includes any gains or losses on the AZL Government Money Market Fund (if applicable) and any Daily Adjustments or Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily Contract fee amount for this quarter as follows:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $100,000 x (0.95% ÷ 365) = $2.60
If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or: 89 x $2.60 = $231.64
On the next Quarterly Contract Anniversary we would deduct $231.64 from the Contract Value. We first account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Credits to the Index Option Values, then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fees. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250 we would begin computing the daily Contract fees for the next quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $101,250 x (0.95% ÷ 365) = $2.64
If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the dollar amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily Contract fees for the remainder of the quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $116,250 x (0.95% ÷ 365) = $3.03
If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or:
(43 x $2.64) + (49 x $3.03) = $113.32 + $148.26 = $261.58
On the next Quarterly Contract Anniversary we would deduct $261.58 from the Contract Value after we account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Credits to the Index Option Values. We would then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fees and set the Charge Base equal to this new Contract Value and begin computing the daily Contract fees for the next quarter on the next day.
Assuming You Purchase a Contract with the Maximum Anniversary Value Death Benefit
You purchase a Contract with the Maximum Anniversary Value Death Benefit and your Contract automatically includes the Income Benefit. On the Quarterly Contract Anniversary your total annual Contract fees are 1.15% (0.25% product fee, 0.70% rider fee for the Income Benefit, and a 0.20% rider fee for the Maximum Anniversary Value Death Benefit) and your Contract Value and Charge Base are $100,000. This Contract Value includes any gains or losses on the AZL Government Money Market Fund (if applicable) and any Daily Adjustments or Credits on the Index Options. During the quarter you make no additional Purchase Payments and take no withdrawals. We calculate the daily Contract fee amount for this quarter as follows:

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix C

(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $100,000 x (1.15% ÷ 365) = $3.15
If there are 89 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or: 89 x $3.15 = $280.41
On the next Quarterly Contract Anniversary we would deduct $280.41 from the Contract Value. We first account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Credits to the Index Option Values, then process any additional Purchase Payments, withdrawals your take, and deductions we make for the total quarterly Contract fee. We then set the Charge Base equal to this new Contract Value. If the Contract Value at the end of the day on the Quarterly Contract Anniversary after all processing is $101,250, we would begin computing the daily Contract fees for the next quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $101,250 x (1.15% ÷ 365) = $3.19
If you make an additional Purchase Payment of $15,000 on the 43rd day of the next quarter, your Charge Base would increase by the dollar amount of the payment to $116,250 ($101,250 + $15,000). We would then use this new Charge Base to begin computing the daily Contract fees for the remainder of the quarter on the next day as:
(the Charge Base) x (total annual Contract fees ÷ 365) = daily Contract fee amount, or: $116,250 x (1.15% ÷ 365) = $3.66
If there are 92 days in the current quarter (which includes the next Quarterly Contract Anniversary), then the total quarterly Contract fees are:
(number of days in the current quarter) x (daily Contract fee amount), or:
(43 x $3.19) + (49 x $3.66) = $137.17 + $179.47 = $316.64
On the next Quarterly Contract Anniversary we would deduct $316.64 from the Contract Value after we account for any gains/losses on the AZL Government Money Market Fund (if applicable) and add any Daily Adjustments or Credits to the Index Option Values. We would then process any additional Purchase Payments, withdrawals you take, and deductions we make for the total quarterly Contract fees and set the Charge Base equal to this new Contract Value and begin computing the daily Contract fees for the next quarter on the next day.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix C

Appendix D – Material Contract Variations by State
Your Contract is subject to the law of the state in which it is issued. Some of the features of your Contract may differ from the features of a Contract issued in another state because of state-specific legal requirements. In addition, not all features and benefits are approved in all states. All material State variations in the Contract are disclosed in this Appendix. If you would like more information regarding State specific Contract provisions, you should contact your Financial Professional or contact our Service Center at the toll-free telephone number listed at the back of this prospectus.
Material State Contract Variations
ISSUE STATE	FEATURE AND BENEFITS	VARIATION
Connecticut	Income Multiplier Benefit See section 9	This benefit is not available.
	Eligible Person(s) and Covered Person(s) See section 2	We do not remove a person as an Eligible Person(s) or Covered Person(s) following an assignment, ownership change, or Beneficiary Change.
Florida	Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2	We cannot restrict assignments or changes of ownership.
• We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(s) will only receive the Contract Value.
	Purchase Requirements See section 3	We can only decline a Purchase Payment if it would cause total Purchase Payments to be more than $3 million, or if it would otherwise violate the Purchase Payment restrictions of your Contract (for example, we do not allow additional Purchase Payments on or after the Annuity Date).
	When Annuity Payments Begin See section 8	The earliest acceptable Annuity Date is one year after the Issue Date.
Montana	Access to Your Money See section 7	If you take a partial withdrawal that reduces the Contract Value below $2,000, we contact you and give you the option of modifying your withdrawal request. If we cannot reach you within seven days of our receipt of your request in Good Order at our Service Center, we process your request as a full withdrawal.
New Jersey	Joint Owner See section 2	We allow civil union partners to be Joint Owners.
	Eligible Person(s) and Covered Person(s) See section 2	We allow civil union partners to be joint Eligible Persons and joint Covered Persons. If at any time joint Eligible Persons or joint Covered Persons are no longer civil union partners you must send us written notice. If we receive notice on or before the Income Benefit Date, joint Income Payments will not be available to you. If we receive notice after the Income Benefit Date, we will remove one former civil union partner from the Contract as a Covered Person and also as an Owner, Joint Owner, Annuitant and/or Beneficiary.
Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2	We cannot restrict assignments or changes of ownership.
• We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(s) will only receive the Contract Value.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix D

ISSUE STATE	FEATURE AND BENEFITS	VARIATION
New Jersey (continued)	Purchase Requirements See section 3	The maximum total Purchase Payments that we can accept is $3 million. We must decline a Purchase Payment if it would cause total Purchase Payments to be more than $3 million, or if it would otherwise violate the Purchase Payment restrictions of your Contract (for example, we do not allow additional Purchase Payments on or after the Annuity Date).
Ohio	Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2	We cannot restrict assignments or changes of ownership.
• We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(s) will only receive the Contract Value.
Pennsylvania	Income Multiplier Benefit See section 9	The requirement for staying in an eligible facility (a hospital, nursing facility, or assisted living facility) is at least 90 days provided each day of confinement is no more than 6 months after the previous day of confinement.
Texas	Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2	We cannot restrict assignments or changes of ownership.
• We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(s) will only receive the Contract Value.
	Access to Your Money See section 7	We only treat a partial withdrawal that reduces the Contract Value below $2,000 as a full withdrawal if you have not made an additional Purchase Payment in the past two calendar years.
	Income Multiplier Benefit See section 9	To qualify for a payment increase based on performance of ADLs, a Covered Person must have been able to perform each of these six ADLs on the Issue Date.
Wisconsin	Assignments, Changes of Ownership and Other Transfers of Contract Rights See section 2	We cannot restrict assignments or changes of ownership.
• We do not change the Determining Life (Lives) following an assignment or ownership change. If you assign the Contract and the Determining Life (Lives) are no longer an Owner (or Annuitant if the Owner is a non-individual) the Traditional Death Benefit or Maximum Anniversary Value Death Benefit may not be available and on the Owner’s death the Beneficiary(s) will only receive the Contract Value.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix D

Appendix E – Unaudited Selected Financial Data and Statutory Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations (For the 3 month period ending March 31, 2021)
The following discussion of our financial condition and results of operations should be read in conjunction with our statutory financial statements and notes to those statements included in this Appendix. The discussion and analysis in this Appendix includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in the remainder of 2021 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”
Unaudited Statutory Financial Statements
The following unaudited statutory financial statements of Allianz Life Insurance Company of North America as of March 31, 2021 and unaudited statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2020, as well as the related unaudited statutory statements of operations, capital and surplus and cash flow for the three month periods ended March 31, 2021 and March 31, 2020 are included in this Appendix.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix E

Part I

Item 11(f).
Selected Financial Data
(dollars in millions, unless otherwise stated)
The following table sets forth the Company’s selected historical financial data. The selected financial data has been derived from the Statutory Financial Statements included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s Statutory Financial Statements.
These historical results are not necessarily indicative of results to be expected for any future period.

	Period ended
Selected income data	March 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Premium and annuity considerations*	2,823	$10,542	$13,029	$12,193	$10,231
Net investment income	1,186	4,864	4,839	4,593	4,504
Ceded reinsurance reserve and expense adjustments	74	(45)	329	245	612
Fees from separate accounts	144	567	613	676	719
Other income	(234)	694	(13)	(3)	150
Total income	3,993	16,622	18,797	17,704	16,216
Policyholder benefits and surrenders	2,803	10,343	10,368	9,436	8,649
Change in aggregate reserves	(333)	2,465	1,034	7,299	10,628
General and administrative and commission	460	1,739	1,878	1,770	1,616
Net transfers from separate accounts	506	1,460	5,254	(2,009)	(1,851)
Total benefits and other expenses	3,436	16,007	18,534	16,496	19,042
Income tax expense (benefit)	151	18	773	(51)	24
Net realized capital gain (loss)	25	142	1,053	(490)	3,655
Net income (loss)	$431	$739	$543	$769	$805
Capital and Surplus:
Change in unrealized capital gain (loss)	(177)	(61)	719	(230)	(78)
Dividends to parent	(400)	(750)	(325)	—	(780)
Other change in capital & surplus	157	(220)	441	26	(101)
Net change in capital & surplus	$11	(292)	1,378	565	(154)
*Includes premiums and annuity and supplementary contract considerations.

Selected Financial Data and Management's Discussion and Analysis

	As of
Selected balance sheet data	March 31, 2021	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Total cash and invested assets	$127,073	$125,229	$121,870	$117,203	$109,328
Investment income due and accrued	1,053	1,040	1,031	1,047	1,004
Other admitted assets	1,152	1,218	945	951	982
Separate account assets	48,173	45,901	34,638	22,835	26,755
Total admitted assets	177,451	173,388	158,484	142,036	138,069
Total policyholder liabilities	108,678	109,353	107,098	107,118	100,433
Other liabilities	12,928	10,473	8,794	5,507	4,869
Separate account liabilities	48,173	45,901	34,638	22,835	26,755
Total liabilities	169,779	165,727	150,530	135,460	132,057
Total capital and surplus	$7,672	$7,661	$7,954	$6,576	$6,011
Item 11(h).
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis provides an assessment by management of the Company’s financial condition as of March 31, 2021, compared with December 31, 2020, and its results of operations for the three month periods ended March 31, 2021 and 2020, respectively. The information contained herein should be read in conjunction with the Company's 2021 unaudited interim financial statements and the financial statements, notes, exhibits and schedules in the 2020 Annual Statement and audited Statutory Financial Statements of the Company. Amounts are presented on a non-consolidated basis in accordance with Statutory Accounting Principles (SAP).
Forward-looking Statements
This report reviews the Company’s financial condition and results of operations. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts, and may contain words like “believe”, “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “plan”, “will”, “shall”, “may”, and other words, phrases or expressions with similar meaning. Forward-looking statements are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a prediction of actual results. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Company Overview
Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V.. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, the Company’s ultimate parent, which is incorporated in Munich, Germany. The Company is a life insurance company domiciled in the State of Minnesota and is licensed to sell insurance products in all U.S. states, except New York, several U.S. territories, and Canada. The Company offers a portfolio of individual fixed-indexed annuities, variable-indexed annuities and individual ordinary fixed-indexed universal life (FIUL) products. The Company’s products are either sold through licensed independent agents contracted with a field marketing organization or insurance agency, or licensed registered representatives contracted with a broker/dealer. The Company also maintains a closed portfolio of individual and group long-term care (LTC) and group life, annuity and accident and health policies, and does not actively issue new policies related to these products.
The Company has organized its principal operations into the following segments: Individual Annuities, Life, and Legacy.

Selected Financial Data and Management's Discussion and Analysis

Individual Annuities
The Individual Annuities segment provides tax-deferred investment growth and lifetime income opportunities for our customers through fixed, fixed-indexed, variable-indexed and variable annuities. The “fixed” and “variable” classifications describe whether we or the contractholders bear the investment risk of the assets supporting the contract. We are one of the largest sellers of fixed-indexed and variable-indexed products. Fixed and variable annuities provide for both asset accumulation and asset distribution needs. Our Individual Annuity products are sold through both independent and wholly-owned distribution channels made up of agents and registered representatives.
Fixed and fixed-indexed annuities provide guarantees related to the preservation of principal and interest credited. In 2021, sales of our fixed-indexed annuity products were lower than the prior year to date due to continued impacts of the low interest rate environment.
Variable annuities allow the contractholder to make deposits into various investment options and also have unique product features that allow for guaranteed minimum income benefits, guaranteed minimum accumulation benefits, guaranteed minimum death benefits, and guaranteed minimum withdrawal benefits. The variable annuity products with guaranteed minimum benefits which provide a minimum return based on their initial deposit may be increased by additional deposits, bonus amounts, or other account crediting features. The income and accumulation benefits shift a portion of the investment risk from the contractholder back to the Company. The Company's variable annuity sales strategy has shifted to variable-indexed annuity products, which combines a separate account option with a general account option that is similar to a fixed-indexed annuity. In 2021, variable-indexed annuity were higher than the prior year to date due to strong sales for the Index Advantage Income® product driven by the market environment.
Life
Our life insurance products provide flexibility and control over a person's assets, providing the assurance that the beneficiaries will be protected after the insured is gone and, in certain cases, to add cash value accumulation potential. The sales focus of our Life segment is our FIUL insurance products. Deposits are credited to an account maintained for the policyholder. Our individual life products are sold through independent distribution channels made up of agents and registered representatives. The Life business has continued to grow for the last several years and was driven by strong product proposition and expanded accelerated underwriting.
Legacy
The Legacy business consists of closed blocks of LTC and Special Markets products. The Special Markets products include individual and group annuity and life products, including universal life and term life insurance. Although Legacy products are part of the total results, the Company does not allocate additional resources to these areas other than to maintain the operational support to its current customers. The Company enters into reinsurance agreements to manage risk resulting from businesses we have chosen to exit. The performance of these product lines is not material enough to warrant discussion as separate operating segments.
Income and Expense Allocation
We maintain segregated investment portfolios at the subsidiary level but do not maintain segregated portfolios for each segment. All Net investment income and other Corporate income and expense activity is allocated to the segments. Assets are only monitored at the total Company level, and as such, asset disclosures by segment are not included herein.
Income and expense related to assets backing policyholder reserves are allocated to the segments based on policyholder statutory reserve levels. The results of our segments also reflect allocation of income and expense related to assets backing surplus. Income and expense related to assets backing surplus are allocated to the segments based on required capital levels for each segment.

Selected Financial Data and Management's Discussion and Analysis

Basis of Presentation
The Statutory Financial Statements have been prepared in accordance with accounting practices prescribed or permitted by the Minnesota Department of Commerce (the Department). The Department recognizes statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and its solvency under Minnesota insurance law. The state of Minnesota has adopted the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual as its prescribed basis of SAP, without significant modification. The Company has no material statutory accounting practices that differ from those of the Department or NAIC SAP. These practices differ in some respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The effects of these differences, while not quantified, are presumed to be material to the Statutory Financial Statements.
The preparation of Statutory Financial Statements in conformity with NAIC SAP requires management to make certain estimates and assumptions that affect reported amounts of admitted assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of March 31, 2021, and December 31, 2020 and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used within the Statutory Financial Statements. Such changes in estimates are recorded in the period they are determined.

Adoption of New Financial Accounting Standards
See Note 2 – “Summary of Significant Accounting Policies” of the Company’s unaudited Statutory Financial Statements in this prospectus for information related to recent accounting pronouncements.
Application of Critical Accounting Policies
Our accounting policies require management to make interpretative and valuation judgments and to make estimates based upon assumptions that affect the amounts of assets, liabilities, revenues, and expenses reported in our Statutory Financial Statements. Because the use of assumptions and estimates inherently entails uncertainty, the effects of accounting policies under different conditions could produce results that are significantly different. A discussion of the presentation of the business factors that affect critical accounting policies can be found in Note 2 of the accompanying Statutory Financial Statements and are summarized below.
Accounting for Investments
Investment valuation and presentation are determined to be in accordance with methods prescribed by the NAIC. See Note 3 and 4 of the unaudited Statutory Financial Statements for additional information regarding the portfolio and fair value of investments.
Derivatives
See Note 3 and 4 of the unaudited Statutory Financial Statements for additional information regarding our derivatives and hedging instruments.
Reinsurance
See Note 6 of the unaudited Statutory Financial Statements for additional information regarding reinsurance agreements we have entered into to manage insurance risk.
Income Taxes
See Note 5 of the unaudited Statutory Financial Statements for a reconciliation of the federal income tax rate to the actual effective rate.

Selected Financial Data and Management's Discussion and Analysis

Results of Operations

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Income:
Premium and annuity considerations*	$2,823	2,749	$74	2.7%
Net investment income	1,186	1,189	(3)	(0.3)
Ceded reinsurance reserve and expense adjustments	74	55	19	34.5
Fees from separate accounts	144	146	(2)	(1.4)
Other income	(234)	449	(683)	(152.1)
Total income	3,993	4,588	(595)	(13.0)
Benefits and other expenses:
Policyholder benefits and surrenders	2,803	2,794	9	0.3
Change in aggregate reserves	(333)	1,542	(1,875)	(121.6)
General and administrative and commission	460	414	46	11.1
Net transfers from separate accounts	506	45	461	NM**
Total benefits and other expenses	3,436	4,795	(1,359)	(28.3)
Pretax income (loss)	557	(207)	764	369.1
Income tax expense (benefit)	151	(525)	676	128.8
Net realized capital gain (loss)	25	28	(3)	(10.7)
Net income (loss)	$431	346	$85	24.6%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(177)	(639)	$462	72.3
Dividends to parent	(400)	(750)	$350	46.7
Other change in capital & surplus	157	(256)	413	161.3
Net change in capital & surplus	$11	(1,299)	$1,310	100.8%
*Includes premiums and annuity and supplementary contract considerations. **NM - Not meaningful.
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
Overview
The increase in capital and surplus was primarily driven by impacts from favorable equity markets resulting in lower net losses on derivatives hedging variable-indexed liabilities, partially offset by net gains on derivative hedging fixed-indexed and life product liabilities and lower dividend payment to the parent.
Income
•Premium and annuity considerations: Individual Annuities premiums and annuity considerations increased primarily due to higher variable-indexed annuity premium driven by competitive product features within the Individual Annuities segment. This was partially offset by lower fixed-indexed annuity sales based upon product changes made in response to the continued low interest environment. The Life segment increased as a result of an increase in renewal premiums for the majority of products as well as increase in first year premium for Life Pro Plus Advantage® due to a growing block of business.
•Net investment income: Net investment income decreased slightly primarily due to slower growth in the fixed-indexed annuity block of business and lower investments yields, partially offset by growth in variable-indexed annuity and Life segment invested assets.

Selected Financial Data and Management's Discussion and Analysis

•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments increased primarily due to impacts from a new inforce reinsurance agreement in the Individual Annuities segment.
•Fees from separate accounts: Fees from separate accounts slightly decreased primarily due to lower separate account assets on the traditional variable annuity block of business.
•Other income: Other income decreased primarily due to a decrease in derivative income on interest rate swaps that hedge changes in cash flows for variable annuities with the Individual Annuity segment.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased slightly primarily due to an increase in annuitizations within the Individual Annuity segment and increased death claims in the Life segment. This was partially offset by lower Policyholder benefits and surrenders in the Life Segment primarily due to policyholder activity.
•Change in aggregate reserves: Change in aggregate reserves decreased primarily due to a decrease in the Individual Annuities segment driven by variable annuity reserve decreases as a results of SSAP No. 108 Hedge Accounting offsets and lower new fixed-indexed annuity reserves established due to lower production. This was partially offset by an increase in the Life segment reserves due to higher premiums and an increase in policy charges.
•General and administrative and commission: General, administrative and commission expense increased primarily due to an increase in commissions expense as a result of higher production due to the strong product positioning in the Individual Annuity and Life segments.
•Net transfers from separate accounts: Net transfers from separate accounts is driven by policyholder withdrawals and new premium, and increased due to increased premium from Index Advantage Income® in the Individual Annuities segment.
•Income tax expense (benefit): There is a federal income tax expense in 2021 due to impacts from realized and unrealized gains on derivatives hedging liabilities in the Company's Individual Annuity and Life segments.
•Net realized capital gain (loss): Net realized capital gains decreased due to gains on derivatives hedging fixed-indexed annuities and life product liabilities, partially offset by losses on derivatives hedging variable-indexed annuity product liabilities.
Capital and Surplus
•Change in unrealized capital gain (loss): Unrealized capital losses are primarily due to losses on derivatives hedging fixed-indexed annuity product liabilities in the Individual Annuities segment and Life product liabilities in the Life segment, partially offset by gains on derivatives hedging variable and variable-indexed product liabilities in the Individual Annuities segment.
•Other change in capital and surplus: Other change in capital and surplus increased due to impacts from a new in-force reinsurance agreement which was entered in 2021 and the change in deferred income taxes as a result of positive derivative hedging impacts within our Individual Annuities segment. There was also a change in asset valuation reserve (AVR) that decreased capital and surplus due to the growth of the Company's general account investment portfolio.

Selected Financial Data and Management's Discussion and Analysis

Individual Annuities
Segment Results of Operations

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Income:
Premium and annuity considerations*	$2,477	2,468	$9	0.4%
Net investment income	1,095	1,111	(16)	(1.4)
Ceded reinsurance reserve and expense adjustments	81	50	31	62.0
Fees from separate accounts	144	146	(2)	(1.4)
Other income	(236)	452	(688)	(152.2)
Total income	3,561	4,227	(666)	(15.8)
Benefits and other expenses:
Policyholder benefits and surrenders	2,738	2,715	23	0.8
Change in aggregate reserves	(595)	1,344	(1,939)	(144.3)
General and administrative and commission	355	332	23	6.9
Net transfers to (from) separate accounts	506	46	460	NM**
Total benefits and other expenses	3,004	4,437	(1,433)	(32.3)
Pretax income (loss)	557	(210)	767	365.2
Income tax expense (benefit)	151	(536)	687	128.2
Net realized capital gain (loss)	(30)	64	(94)	(146.9)
Net income (loss)	$376	390	$(14)	(3.6)%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(160)	(504)	$344	68.3%
Other change in capital & surplus	157	(244)	401	164.3
Net change in capital & surplus	$373	(358)	$731	204.2%
*Includes premiums and annuity and supplementary contract considerations.
**NM - Not meaningful
Selected Operating Performance Measures

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Individual Annuities
Deposits	$2,500	2,535	$(35)	(1.4)%
Inforce	92,596	93,203	(607)	(0.7)%
Deposits and inforce amounts in the table above are for direct and assumed business. Deposits reflect amounts collected on both new and renewal business. Inforce represents account values of the annuity contracts for our fixed, fixed-indexed, variable, and variable-indexed annuity contracts. In 2021, sales of our fixed-indexed annuity products were lower than the prior period due to continuous low interest rate environment. This was partially offset by higher variable-indexed annuity sales for the Index Advantage suite of products driven by the market environment.

Selected Financial Data and Management's Discussion and Analysis

Change in Key Market Factors
Our Individual Annuities segment is impacted by various market impacts and movements which are summarized below:

	Three months ended March 31,		% change
	2021	2020	2021 - 2020
Stock Index
S&P 500	5.77%	(20.00)%	25.77%
NASDAQ 100	1.58%	(10.53)%	12.11%
BUDBI	(0.41)%	(1.17)%	0.76%
BUDBI II	(1.37)%	0.21%	(1.58)%

	Three months ended March 31,		Basis point (bps) change
	2021	2020	2021 - 2020
Interest Rates
Swap 10yr	1.78%	0.73%	105 bps
Swap 20yr	2.16%	0.88%	128 bps
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
Overview
The Individual Annuities segment net increase in capital and surplus was primarily driven by impacts from postive equity markets, a new reinsurance agreement covering certain fixed-indexed annuities, lower unrealized losses, and a decrease in reserves. This was partially offset by a decrease in derivative income on interest rate swaps, and an increase in net transfers to the separate accounts.
Income
•Premium and annuity considerations: Premium and annuity considerations increased primarily due to higher variable-indexed annuity premium driven by competitive product features, partially offset by lower fixed-indexed annuity sales based upon product changes made in response to the continued low interest environment.
•Net investment income: Net investment income slightly decreased primarily due to slower growth in the fixed-indexed annuity block of business and lower investments yields, partially offset by growth in variable-indexed annuity invested assets.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments increased primarily due to impacts from a new inforce reinsurance agreement.
•Fees from separate accounts: Fees from separate accounts slightly decreased primarily due to lower separate account assets on the traditional variable annuity block of business.
•Other income: Other income decreased primarily driven by hedge accounting adjustments based on the change in interest rates year over year and their impact on reserves.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased primarily due to an increase in annuitizations on both the fixed annuity and variable annuity lines of business. This was partially offset by a decrease in surrenders on the fixed annuity line of business.

Selected Financial Data and Management's Discussion and Analysis

•Change in aggregate reserves: Change in aggregate reserves decreased primarily due to variable annuity reserve decreases as a result of SSAP No. 108 Hedge Accounting offsets and lower new fixed-indexed annuity reserves established due to lower production.
•General and administrative and commission: General, administrative and commission expense increased primarily due to an increase in commissions expense as a result of higher premium from the sale of variable-indexed annuities.
•Net transfers to (from) separate accounts: Net transfers to (from) separate accounts is driven by policyholder withdrawals and new premium, and increased due to increased premium from Index Advantage Income®. The increase in Net transfers to (from) separate accounts was partially offset by higher policyholder withdrawals.
•Net realized capital gain (loss): Net realized capital losses increased due to losses on derivatives used to economically hedge the Company's variable-indexed annuity product liabilities as a result of an increase in equity markets.
•Income tax expense (benefit): Income tax expense increase is driven by higher federal income tax expense due to derivatives hedging impacts.
Capital and Surplus
•Change in unrealized capital gain (loss): Unrealized capital losses are primarily due to losses on derivatives used to hedge product liabilities on fixed-indexed annuities, partially offset by gains on derivatives used to hedge product liabilities on variable-indexed annuities.
•Other change in capital and surplus: Other change in capital and surplus increased due to the deferred gain on reinsurance. Other favorable impacts include a change in deferred income taxes as a result of positive hedging impacts offset by a change in AVR that decreased capital and surplus as a result of the growth of our investment portfolio.

Selected Financial Data and Management's Discussion and Analysis

Life
Segment Results of Operations

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Income:
Premium and annuity considerations	$304	241	$63	26.1%
Net investment income	57	48	9	18.8
Ceded reinsurance reserve and expense adjustments	(8)	3	(11)	(366.7)
Other income	1	(2)	3	150.0
Total income	354	290	64	22.1
Benefits and other expenses:
Policyholder benefits and surrenders	45	53	(8)	(15.1)
Change in aggregate reserves	229	163	66	40.5
General and administrative and commission	98	75	23	30.7
Total benefits and other expenses	372	291	81	27.8
Pretax income (loss)	(18)	(1)	(17)	NM**
Income tax expense (benefit)	(5)	(1)	(4)	(400.0)
Net realized capital gain (loss)	54	(34)	88	258.8
Net income (loss)	$41	(34)	$75	220.6%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(12)	(135)	$123	91.1%
Other change in capital & surplus	(1)	(9)	8	88.9
Net change in capital & surplus	$28	(178)	$206	115.7%
**NM - Not meaningful
Selected Operating Performance Measures

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Life
First year and renewal premiums	$319	253	$66	26.1%
Inforce	53,645	44,154	9,491	21.5%
First year and renewal premiums and inforce amounts in the table above are for direct and assumed business. Inforce amounts represent life insurance inforce on our FIUL business and certain universal life, and term life business. The increase in first year and renewal premiums in 2021 is a result of continued product enhancements and overall strong product proposition. The movement of in-force, year over year, is primarily driven by policyholder activity. Increases are driven by new business, and decreases are driven by policyholder charges, surrenders, and claims.
Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
Overview
The Life segment net change in capital and surplus increased primarily due to impacts from positive equity markets, and an increase in policy charges and net investment income as a result of a growing and maturing block of business. This was

Selected Financial Data and Management's Discussion and Analysis

partially offset by an increase in change in aggregate reserves and commissions expense which trends in line with the growing block of business.
Income
•Premium and annuity considerations: Premiums and annuity considerations increased as a result of an increase in first year and renewal premiums on Life Pro Plus Advantage® due to a growing block of business.
•Net investment income: Net investment income increased primarily due to an increase in Life average invested assets.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments decreased as a result of modified coinsurance reserves on certain Life products.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders decreased primarily due to policyholder surrender activity, partially offset by an increase in death claims.
•Change in aggregate reserves: Change in aggregate reserves increased due to higher premiums and an increase in policy charges as a result of a growing and maturing block of business and higher index credit levels as a result of the positive equity market performance in the first quarter of 2021.
•General and administrative and commission: General and administrative and commission expense increased primarily due to an increase in first year and renewal commissions which is consistent with premium production.
•Income tax expense (benefit): Income tax expense (benefit) is driven by the pre-tax items discussed above.
•Net realized capital gain (loss): Net realized capital gain increased due to the higher gains on derivatives used to hedge Life product liabilities as a result of positive equity markets in the first quarter of 2021.
Capital and Surplus
•Change in unrealized capital gain (loss): Change in unrealized capital losses decreased due to a decrease in losses on derivatives hedging the Life product liabilities as a result of the negative equity markets in first quarter of 2020.
•Other change in capital and surplus: Other change in capital and surplus decreased as a result of a change in net deferred income taxes as result of net losses on derivatives hedging Life product liabilities.

Selected Financial Data and Management's Discussion and Analysis

Legacy
Segment Results of Operations

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Income:
Premium and annuity considerations	$41	40	$1	2.5%
Net investment income	33	30	3	10.0
Ceded reinsurance reserve and expense adjustments	2	2	—	—
Other income	1	(1)	2	200.0
Total income	77	71	6	8.5
Benefits and other expenses:
Policyholder benefits and surrenders	20	25	(5)	(20.0)
Change in aggregate reserves	33	34	(1)	(2.9)
General and administrative and commission	7	7	—	—
Net transfers from separate accounts	(1)	—	(1)	NM**
Total benefits and other expenses	59	66	(7)	(10.6)
Pretax income (loss)	18	5	13	260.0
Income tax expense (benefit)	5	12	(7)	(58.3)
Net realized capital gain (loss)	—	(1)	1	100.0
Net income (loss)	$13	$(8)	$21	262.5%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(5)	1	$(6)	(600.0)%
Other change in capital & surplus	—	(4)	4	100.0
Net change in capital & surplus	$8	(11)	$19	172.7%
**NM - Not meaningful
Selected Operating Performance Measures

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Legacy Products
Gross premiums written	$66	66	$—	—%
Inforce	2,727	2,923	(196)	(6.7)
Gross premiums written in the table above are for direct and assumed business. Gross premiums written reflect premiums collected on renewal business. There are no new premiums as these are closed blocks of business. Gross premiums written remained relatively consistent in 2021 and 2020 with small movements due to assumed premium and policy restatements which occur in the run off of Legacy products. Inforce amounts represent gross life insurance within our Special Markets products. The continued decline in inforce volume is attributable to the Legacy segment being a closed block of business.

Selected Financial Data and Management's Discussion and Analysis

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2020
Overview
The Legacy segment favorable change in capital and surplus was driven by an increase in investment income and lower policyholder benefits and surrenders expenses. This was partially offset by income tax expenses and change in unrealized capital losses.
Income
•Net investment income: Net investment income increased driven by growth in LTC reserves on the aging block of business.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders decreased driven by lower paid claims on the LTC block business.
•Change in aggregate reserves: Change in aggregate reserves decreased driven by favorable impact of lower change in active life reserves.
•Income tax expense (benefit): Income tax expense (benefit) is driven by the pre-tax items discussed above.
Capital and Surplus
•Change in unrealized capital gain (losses): Change in unrealized capital gains (losses) increased driven by unrealized losses on Credit Default Swaps.
Dividends

	Three months ended March 31,		Increase (decrease) and % change
	2021	2020	2021 - 2020
Capital and Surplus:
Dividends to parent	$(400)	(750)	$350	53.3%
We are required to meet minimum statutory capital and surplus requirements. Our statutory capital and surplus as of March 31, 2021 and December 31, 2020, were in compliance with these requirements. The maximum amount of ordinary dividends that can be paid by Minnesota insurance companies to the stockholder without prior approval of the Department is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement. In accordance with Minnesota Statutes, the Company may declare and pay from its Unassigned surplus cash dividends of not more than the greater of 10% of its prior year-end statutory surplus, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Based on these limitations, ordinary dividends of $766 can be paid in 2021 without prior approval of the Commissioner of Commerce.

Financial Condition
Investment Strategy
Our investment strategy focuses on diversification by asset class. We seek to achieve economic diversification, while reducing overall credit and liquidity risks. We attempt to mitigate these credit and liquidity risks by adhering to investment policies that provide portfolio diversification on an asset class, creditor, and industry basis, and by complying with investment limitations governed by state insurance laws and regulations, as applicable. We also consider all relevant objective information available in estimating the cash flows related to structured securities. We actively monitor and manage

Selected Financial Data and Management's Discussion and Analysis

exposures, and determine whether any securities are impaired. The aggregate credit risk taken in the investment portfolio is influenced by our risk/return preferences, the economic and credit environment, and the ability to manage this risk through liability portfolio management. We also have an asset-liability management strategy to align cash flows and duration of the investment portfolio with contractholder liability cash flows and duration.
The following table presents the investment portfolio at March 31, 2021 and December 31, 2020.

	March 31, 2021		December 31, 2020
	Carrying value	% of total	Carrying value	% of total
Bonds	$100,783	79.3%	$99,088	79.1%
Stocks	399	0.3	274	0.2
Investment in subsidiaries	1,338	1.0	1,329	1.1
Mortgage loans on real estate	15,901	12.5	15,634	12.5
Real estate	71	0.1	69	0.1
Cash and cash equivalents	715	0.6	910	0.7
Policy loans	260	0.2	255	0.2
Derivative assets	3,628	2.9	4,114	3.3
Other invested assets	3,978	3.1	3,556	2.8
Total cash and invested assets	$127,073	100.0%	$125,229	100.0%
Bonds
Refer to Note 3 of the Statutory Financial Statements for information regarding the nature of our portfolio of bonds securities. The tables below set forth the amortized cost of the NAIC Securities Valuation Office quality ratings for the Company's bond securities portfolio at March 31, 2021 and December 31, 2020.

	March 31, 2021
NAIC Classes	Fair Value	% of Total	Amortized Cost	% of Total
1	$60,765	54.8%	$55,457	55.0%
2	46,826	42.2	42,287	42.0
Investment grade	107,591	97.0%	97,744	97.0%
3	3,122	2.8	2,843	2.8
4	175	0.2	191	0.2
5	2	—	2	—
6	3	—	3	—
Below investment grade	3,302	3.0	3,039	3.0
Total	$110,893	100.0%	$100,783	100.0%

	December 31, 2020
NAIC Classes	Fair Value	% of Total	Amortized Cost	% of Total
1	$64,466	55.7%	$55,379	55.9%
2	47,679	41.2	40,472	40.9
Investment grade	112,145	96.9	95,851	96.8
3	3,323	2.9	2,982	3.0
4	221	0.2	232	0.2
5	18	—	20	—
6	3	—	3	—
Below investment grade	3,565	3.1	3,237	3.2
Total	$115,710	100.0%	$99,088	100.0%

Selected Financial Data and Management's Discussion and Analysis

Sub-prime and Alt-A Mortgage Exposure
Sub-prime lending is the origination of loans to customers with weaker credit profiles. Due to the high quality of our mortgaged-backed securities, and the lack of sub-prime loans in the securities, we do not have a material exposure to sub-prime or Alt-A mortgages in those holdings. Alt-A loans are defined as any security backed by residential mortgage collateral which is not clearly identifiable as prime or sub-prime.
Commercial Mortgage-backed, Residential Mortgage-backed, and Other Asset-backed Securities
Commercial mortgage-backed securities (CMBS) represent pools of commercial mortgages that are broadly diversified across property types and geographical areas. The following table summarizes our exposure to CMBS holdings by NAIC classes and vintage year as of March 31, 2021 and December 31, 2020:

	March 31, 2021
NAIC Classes	% of total CMBS			Vintage
1	$11,069	100.0%	2021	$190	1.7%
2	1	—	2020	327	3.0
3	3	—	2019	1,503	13.6
4	—	—	2018	1,732	15.6
5	—	—	2017 and prior	7,321	66.1
6	—	—		$11,073	100.0%
	$11,073	100.0%

	December 31, 2020
NAIC Classes	% of total CMBS			Vintage
1	$11,234	99.5%	2020	$335	3.0%
2	1	—	2019	1,607	14.2
3	47	0.4	2018	1,845	16.3
4	15	0.1	2017	1,627	14.4
5	—	0.0	2016 and prior	5,883	52.1
6	—	—		$11,297	100.0%
	$11,297	100.0%

Asset backed security (ABS) holdings consist primarily of aircraft leases, credit card receivables and other asset-backed securities that meet specific criteria, such as credit quality, insurance requirements, or limits on these types of investments.
The following table summarizes our exposure to other ABS holdings by NAIC classes and vintage year as of March 31, 2021 and December 31, 2020:

	March 31, 2021
NAIC Classes	% of total other ABS			Vintage
1	$3,177	71.4%	2021	$562	12.6%
2	1,089	24.5	2020	750	16.9
3	72	1.6	2019	1,184	26.6
4	112	2.5	2018	1,057	23.7
5	—	—	2017 and prior	897	20.2
6	—	—		$4,450	100.0%
	$4,450	100.0

Selected Financial Data and Management's Discussion and Analysis

	December 31, 2020
NAIC Classes	% of total other ABS			Vintage
1	$2,883	70.6%	2020	$758	18.6%
2	976	23.9	2019	1,264	30.9
3	74	1.8	2018	1,094	26.8
4	134	3.3	2017	302	7.4
5	18	0.4	2016 and prior	667	16.3
6	—	—		$4,085	100.0%
	$4,085	100.0%

Non-agency residential mortgage-backed securities (NA RMBS) are backed by pools of residential mortgage loans made to non-prime borrowers, diversified across geographies.
The following table summarizes our exposure NA RMBS holdings by NAIC classes and vintage year as of March 31, 2021 and December 31, 2020:

	March 31, 2021
NAIC Classes	% of total NA RMBS			Vintage
1	$223	95.3%	2021	$—	—%
2	—	—	2020	—	—
3	4	1.7	2019	—	—
4	4	1.7	2018	—	—
5	—	—	2017 and prior	234	100.0
6	3	1.3		$234	100.0%
	$234	100.0%

	December 31, 2020
NAIC Classes	% of total NA RMBS			Vintage
1	$222	95.3%	2020	$—	—%
2	—	—	2019	—	—
3	4	1.7	2018	—	—
4	4	1.7	2017	—	—
5	—	—	2016 and prior	233	100.0
6	3	1.3		$233	100.0%
	$233	100.0%

Selected Financial Data and Management's Discussion and Analysis

Unrealized investment losses of bonds, for investment grade (NAIC classes 1-2) and below investment grade (NAIC classes 3-6) securities by duration are as follows at March 31, 2021, and December 31, 2020:

	March 31, 2021
	Investment Grade	% of Total	Below Investment Grade	% of Total
Twelve months or less below carrying value	$617	91.8%	$26	3.9%
More than twelve months below carrying value	12	1.8	17	2.5
Total	$629	93.6%	$43	6.4%

	December 31, 2020
	Investment Grade	% of Total	Below Investment Grade	% of Total
Twelve months or less below carrying value	$66	58.8%	$31	27.6%
More than twelve months below carrying value	10	9.3	5	4.3
Total	$76	68.1%	$36	31.9%
See Note 3 of the Statutory Financial Statements for additional disclosures in regards to unrealized investment losses of bonds, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive periods at March 31, 2021 and December 31, 2020.
Other-than-temporary impairments, by market sector, for impairments included in the Statutory Statements of Operations, were as follows for the three months March 31, 2021, and 2020:

	March 31, 2021		March 31, 2020
	Impairment	No. of Securities	Impairment	No. of Securities
U.S. government	$—	—	$—	—
Corporate securities	—	1	222	65
Partnerships	$—	1	$—	—
Preferred Stock	1	2	—	—
Total	$1	4	$222	65
Refer to Note 4 of the Statutory Financial Statements for information regarding the fair value and level of our financial instruments.
Mortgage Loans on Real Estate
See Note 3 of the Statutory Financial Statements for information regarding Mortgage Loans on Real Estate.
Loan-to-value (LTV) and debt service coverage (DSC) ratios are common measurements used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at the time of origination, is the percentage of the loan amount relative to the value of the underlying property. The DSC ratio, based upon the most recently received financial statements from the debtor, is calculated as the amount of the property’s net income divided by the debt service payments.
See Note 3 of the Statutory Financial Statements for additional information relating to LTV and DSC ratios.

Selected Financial Data and Management's Discussion and Analysis

Properties collateralizing mortgage loans are geographically dispersed throughout the United States as follows at March 31, 2021 and December 31, 2020 and a reconciliation to total mortgage loans:

	March 31, 2021		December 31, 2020
	Gross Carry Value	% of Total	Gross Carry Value	% of Total
Mortgage loans by region
East North Central	$1,183	7.5%	$1,244	8.0%
East South Central	382	2.4	375	2.4
Middle Atlantic	1,246	7.8	1,249	8.0
Mountain	1,555	9.8	1,506	9.6
New England	709	4.5	652	4.2
Pacific	4,364	27.4	4,258	27.2
South Atlantic	3,626	22.8	3,599	23.0
West North Central	671	4.2	674	4.3
West South Central	1,356	8.5	1,314	8.4
Total commercial mortgage loans	15,092	94.9%	14,871	95.1%
Total residential mortgage loans	809	5.1%	763	4.9%
Total mortgage loans	$15,901	100.0%	$15,634	100.0%
Properties collateralizing commercial mortgage loans are diversified by property type are as follows at March 31, 2021 and December 31, 2020:

	March 31, 2021		December 31, 2020
	Gross Carry Value	% of Total	Gross Carry Value	% of Total
Mortgage loans by property type
Industrial	$3,232	21.4%	$3,182	21.4%
Retail	2,678	17.7	2,765	18.6
Office	4,747	31.4	4,771	32.1
Apartments	4,435	29.5	4,153	27.9
Total	$15,092	100.0%	$14,871	100.0%

Liquidity and Capital Resources
Overview
The Company’s liquidity requirements are generally met through funds provided by investment income, receipt of insurance premiums, M&E fees and benefit rider income, maturities and sales of investments, reinsurance recoveries, and capital contributions from Allianz SE, as needed.
The Company has access to funding through securities lending under which the Company lends bonds and receives cash collateral and short term securities in an amount in excess of the fair value of the securities loaned.
The Company is also a member of the Federal Home Loan Bank (FHLB) of Des Moines, which provides access to collateralized borrowings.  Funding from the FHLB of Des Moines is collateralized with bonds from the Company’s general account investment portfolio.
Reinsurance may play a key role in funding the Company’s continued growth, and may be utilized for any product for which there is significant uncertainty related to future claims experience. Moreover, the Company is generally risk adverse for its smaller lines of business, and predictability of future profitability takes precedence over retaining a large percentage of risk.

Selected Financial Data and Management's Discussion and Analysis

The Company does not utilize the capital markets as a source of capital. Should the need for capital arise, the Company may obtain capital contributions from Allianz SE as an alternative source of funding. If capital infusions are deemed necessary, the Company obtains prior approval by the Minnesota Department of Commerce, as appropriate.
The primary uses of funds are policy benefits, commissions, other product-related acquisition costs, investment purchases, operating expenses, and dividends to parent. The Company routinely reviews its sources and uses of funds in order to meet its ongoing obligations.
Financial Ratings and Strength
•Standard & Poor’s    AA (Very Strong)
•Moody’s        A1 (Good)
•AM Best        A+ (Superior)
Financial strength ratings are based upon an independent review of the Company, its ultimate parent (Allianz SE), subsidiaries, and the industry in which the Company operates. Each rating agency assigns ratings based on an independent review and takes into account a variety of factors to arrive at its final rating. Ratings are subject to change and there can be no assurance that the ratings afforded to the Company in the future will be consistent with historical ratings.
Cash Flows
The following table sets forth information from our Statutory Statements of Cash Flows for the three months ended March 31 2021, and 2020:

	Three Month Periods Ended March , 31
	2021	2020
Net cash provided by operating activities	$781	1,271
Net cash used in investing activities	(2,914)	(741)
Net cash provided by (used in) financing and miscellaneous activities	1,938	(938)
Net change in cash, cash equivalents, and short-term investments	$(195)	(408)
We have the funds necessary to meet the capital requirements of all states in which we do business, and to support our operations.
The decrease in net cash provided by operating activities in Q1 2021 as compared to Q1 2020 is primarily due to an increase in transfers to separate accounts due to higher variable-indexed premium and a decrease in fees from separate accounts. These impacts were partially offset by an increase in premiums and continued growth in investment income due to higher invested assets driven by positive cash flows.
The increase in net cash used in investing activities in Q1 2021 as compared to Q1 2020 is driven by higher net bonds purchased, net increase in cost of derivatives acquired to hedge product liabilities, and net mortgage loans purchased.
The increase in net cash provided from financing and miscellaneous activities is primarily driven by FHLB borrowings in Q1 2021, and a decrease in dividends paid to parent.
Risk-Based Capital
The Company's Risk Based Capital (RBC) ratio significantly exceeds required minimum thresholds as of March 31, 2021 and December 31, 2020.

Selected Financial Data and Management's Discussion and Analysis

Commitments
The following table summarizes certain contractual obligations and the Company’s commitments by period as of March 31, 2021:

		In 1 year	After 1 year	After 3 years	After
	Total	or less	up to 3 years	up to 5 years	5 Years
Payments due
Policyholder liabilities	$146,583	8,929	17,224	17,538	102,892
Mortgage notes payable	38	8	22	8	—
Operating leases	6	1	3	2	—
Total payments due	$146,621	8,937	17,246	17,546	102,892
Policyholder liabilities include estimated claim and benefit, policy surrender and commission obligations offset by expected future deposits and premiums on in-force insurance policies and investment contracts in the Individual Annuities and Life segments. We have excluded the separate account liabilities as these obligations are legally insulated from general account obligations and will be fully funded by cash flows from separate account assets. The obligations have not been discounted to present value. Estimated claim and benefit obligations are based upon mortality, morbidity and lapse assumptions comparable to historical experience. The results are based on assuming market growth and interest crediting consistent with other valuation assumptions. In contrast to this table, the majority of our obligations are recorded on the Balance Sheets at current account values or other prescribed measurements that are not directly related to liability cash flows. These obligations do not incorporate an expectation on future market growth, interest crediting, or future deposits. Therefore, due to the significance of the assumptions used, the amounts presented could materially differ from actual results.
Mortgage notes payable includes contractual principal and interest payments and therefore exceeds the amount shown in the Balance Sheet.
The Company had investments in limited partnerships that required a commitment of capital of $310 and $306 as of March 31, 2021 and December 31, 2020, respectively. The Company had commitments to fund private placement investments of $420 and $187 as of March 31, 2021 and December 31, 2020, respectively.
Contingencies
See Note 8 of the Statutory Financial Statements for information regarding Contingencies.

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet transactions, arrangements or other relationships that management believes would be reasonably likely to have a material effect on the Company’s liquidity or the requirements for capital resources.
The Company utilizes certain exchange-traded futures to economically hedge certain product liabilities. Under this kind of transaction, the Company agrees to purchase a specified number of contracts and settles the variation margin with the counterparty on a daily basis in an amount equal to the change in the market value of the underlying contracts from the close of the previous trading day. The parties with whom the Company enters into the exchange-traded futures contracts are regulated futures commissions merchants who are members of a trading exchange.
The Company is exposed to credit-related losses in the event of non-performance by counterparties under the terms of the futures contracts. The Company minimizes counterparty credit risk by establishing relationships only with counterparties rated BBB+ and higher. Given the credit ratings of the counterparties with which the Company transacts, the Company does not expect any counterparties to default on their obligations. The Company has also executed Credit Support Annex (CSA) agreements with all active counterparties and requires a CSA from all new counterparties added to the Company’s

Selected Financial Data and Management's Discussion and Analysis

counterparty pool. The CSA agreements further limit the Company’s counterparty credit risk by requiring the counterparty to post collateral to a segregated custodial account based on the net exposure to the Company.
As the Company’s futures transactions are executed through a regulated exchange, positions are marked-to-market and settled on a daily basis, and collateral is posted prior to execution of a transaction. The Company has minimal exposure to credit-related losses in the event of non-performance. The Company is required to post collateral for any futures, options and swap contracts that are executed. The amount of collateral required is determined by the exchange on which the contract is traded. Refer to Note 3 in the Statutory Financial Statements for additional information regarding derivative collateral posted.

Item 11(j).
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded.
Sensitivity Analysis
To assess the impact of changes in interest rate and equity markets, we perform sensitivity tests. Sensitivity tests measure the instantaneous impact of a single hypothetical interest rate or equity price change on our income, or fair value of an asset or liability, while holding all other rates or prices constant. To assess interest rate risk, we perform a sensitivity test which instantaneously shocks interest rates across all maturities by a hypothetical 50 bps. To assess equity risk, we perform a sensitivity test which instantaneously shocks all equity prices by a hypothetical 15%.
Interest Rate Risk
One means of assessing exposure to interest rate changes is to measure the potential change in statutory value of an asset due to a hypothetical change in interest rates of 50 bps across all maturities. We noted that under this model, with all other factors remaining constant, a 50 bps increase in interest rates would cause our post-tax income to decrease by $18 for the period ending March 31, 2021.

We also examined the impact on post-tax income due to a hypothetical decrease in interest rates of 50 bps across all maturities. Under this model, with all other factors being constant, we estimated that such a decline would cause our post-tax income to decrease by $67 as of March 31, 2021. Note that the impacts referenced reflect reserve changes net of economic hedge impact and does not include economic impact related to our fixed-income investment portfolio or economic changes in reserve calculations.
Equity Market Risk
One means of assessing exposure to changes in equity market prices is to estimate the potential changes in post-tax income from a hypothetical change in equity market prices of 15%. Under this model, with all other factors constant, we estimated that a decrease in equity market prices would cause our post-tax income to decrease by $393, while an increase in equity market prices would cause our income to increase by $242, based on our equity exposure as of March 31, 2021. Note that the impacts referenced reflect reserve changes net of economic hedge impact and does not include economic impact related to our fixed-income investment portfolio or economic changes in reserve calculations.

Selected Financial Data and Management's Discussion and Analysis

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Financial Statements (unaudited)
For the interim period ended March 31, 2021

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus (unaudited)
March 31, 2021 and December 31, 2020
(Dollars in millions, except share data)

Admitted Assets	2021	2020
Cash and invested assets:
Bonds	$100,783	99,088
Stocks	399	274
Investment in subsidiaries	1,338	1,329
Mortgage loans on real estate	15,901	15,634
Real estate	71	69
Cash, cash equivalents and short-term investments	715	910
Policy loans	260	255
Derivative assets	3,628	4,114
Other invested assets	3,978	3,556
Total cash and invested assets	127,073	125,229
Investment income due and accrued	1,053	1,040
Current federal and foreign income tax recoverable	38	200
Deferred tax asset, net	328	273
Other assets	786	745
Admitted assets, exclusive of separate account assets	129,278	127,487
Separate account assets	48,173	45,901
Total admitted assets	$177,451	173,388

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus (unaudited)
March 31, 2021 and December 31, 2020
(Dollars in millions, except share data)

Liabilities and Capital and Surplus	2021	2020
Policyholder liabilities:
Life policies and annuity contracts	$101,892	102,549
Accident and health policies	1,946	1,912
Deposit-type contracts	4,699	4,749
Life policy and contract claims	6	8
Accident and health policy and contract claims	17	18
Other policyholder funds	118	117
Total policyholder liabilities	108,678	109,353
Interest maintenance reserve	51	18
Commissions due and accrued	29	0
General expenses due and accrued	140	157
Due from separate accounts	(205)	(294)
Current income taxes payable	36	35
Deferred tax liability, net	—	—
Borrowed money	3,601	1,501
Asset valuation reserve	1,027	983
Derivative liabilities	3,103	3,262
Payable to affiliates	45	—
Other liabilities	5,101	4,811
Liabilities, exclusive of separate account liabilities	121,606	119,826
Separate account liabilities	48,173	45,901
Total liabilities	169,779	165,727
Capital and surplus:
Class A, Series A preferred stock, $1 par value. Authorized, issued, and outstanding, 8,909,195 shares; liquidation preference of $4 and $12 at March 31, 2021 and December 31, 2020, respectively	9	9
Class A, Series B preferred stock, $1 par value. Authorized, 10,000,000 shares; issued and outstanding, 9,994,289 shares; liquidation preference of $5 and $14 at March 31, 2021 and December 31, 2020, respectively	10	10
Common stock, $1 par value. Authorized, 40,000,000 shares; issued and outstanding, 20,000,001 shares at March 31, 2021 and December 31, 2020, respectively	20	20
Additional paid-in capital	3,676	3,676
Special surplus funds	(1,200)	(1,844)
Unassigned surplus	5,157	5,790
Total capital and surplus	7,672	7,661
Total liabilities and capital and surplus	$177,451	173,388

See accompanying notes to unaudited statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Operations (unaudited)
Three months ended March 31, 2021 and 2020
(Dollars in millions)

	2021	2020
Income:
Premiums and annuity considerations	$2,779	2,684
Consideration for supplementary contracts	44	65
Net investment income	1,186	1,189
Commissions and expense allowances on reinsurance ceded	85	54
Reserve adjustments related to reinsurance ceded	(11)	1
Fees from separate accounts	144	146
Other	(234)	449
Total income	3,993	4,588
Benefits and other expenses:
Policyholder benefits	560	508
Surrenders	2,243	2,286
Change in aggregate reserves and deposit funds	(333)	1,542
Commissions and other agent compensation	304	283
General and administrative expenses	156	131
Net transfers to separate accounts	506	45
Total benefits and other expenses	3,436	4,795
Income (loss) from operations before income taxes and net realized capital gain	557	(207)
Income tax expense (benefit)	151	(525)
Net income from operations before net realized capital gain	406	318
Net realized capital gain, net of taxes and interest maintenance reserve	25	28
Net income	$431	346

See accompanying notes to unaudited statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Capital and Surplus (unaudited)
Three months ended March 31, 2021 and 2020
(Dollars in millions)

	2021	2020
Capital and surplus at beginning of year	$7,661	7,954
Change in reserve on account of change in valuation basis (Note 2)	—	(1)
Adjusted balance at beginning of year	7,661	7,953
Net income	431	346
Change in unrealized capital gain (loss)	(177)	(639)
Change in net deferred income tax	70	(220)
Change in nonadmitted assets	(13)	(7)
Change in asset valuation reserve	(44)	7
Dividends paid to parent	(400)	(750)
Change in unamortized gain on reinsurance transactions	145	(35)
Other changes in capital and surplus	(1)	(1)
Capital and surplus at March 31	$7,672	6,654

See accompanying notes to unaudited statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Cash Flow (unaudited)
Three months ended March 31, 2021 and 2020
(Dollars in millions)

	2021	2020
Cash flow from operating activities:
Revenues:
Premiums and annuity considerations, net	$2,825	2,750
Net investment income	1,210	1,150
Commissions and expense allowances on reinsurance ceded	5	18
Fees from separate accounts	144	146
Other	64	37
Cash provided by operating activities	4,248	4,101
Benefits and expenses paid:
Benefit and loss-related payments	2,566	2,549
Net transfers to (from) separate accounts	417	(201)
Commissions, expenses paid, and aggregate write-ins for deductions	470	447
Change in unallocated remittances and items	14	35
Cash used in operating activities	3,467	2,830
Net cash provided by operating activities	781	1,271
Cash flow from investing activities:
Proceeds from investments sold, matured or repaid:
Bonds	4,057	2,773
Stocks	45	122
Mortgage loans	422	273
Other invested assets	20	14
Derivatives	—	300
Miscellaneous proceeds	398	842
Cash provided by investing activities	4,942	4,324
Cost of investments acquired:
Bonds	5,752	3,729
Stocks	163	136
Mortgage loans	692	883
Real estate	5	2
Other invested assets	40	35
Derivatives	779	—
Miscellaneous applications	420	273
Cash used in investing activities	7,851	5,058
Net increase in policy loans and premium notes	5	7
Net cash used in investing activities	(2,914)	(741)
Cash flow from financing and miscellaneous activities:
Change in borrowed money	2,100	—
Payments on deposit-type contracts and other insurance liabilities, net of deposits	(358)	(367)
Dividends paid to parent	(400)	(750)
Other cash provided	596	179
Net cash provided (used) in financing and miscellaneous activities	1,938	(938)
Net change in cash, cash equivalents, and short-term investments	(195)	(408)
Cash, cash equivalents, and short-term investments:
Beginning of period	910	1,869
Balance at March 31	$715	1,461

See accompanying notes to unaudited statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(1)    Organization
Allianz Life Insurance Company of North America (the Company) is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA or parent company), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE. Allianz SE is a European company registered in Munich, Germany, and is the Company’s ultimate parent. The Company has a wholly-owned life insurance company subsidiary, Allianz Life Insurance Company of New York (AZNY). The Company also wholly owns a captive reinsurer, Allianz Life Insurance Company of Missouri (AZMO).
After evaluating the Company’s ability to continue as a going concern, management is not aware of any conditions or events which raise substantial doubts concerning the Company’s ability to continue as a going concern as of the date of filing these Statutory Financial Statements.

(2)    Summary of Significant Accounting Policies
(a)    Basis of Presentation
The Statutory Financial Statements have been prepared in accordance with accounting practices prescribed or permitted by the Minnesota Department of Commerce (the Department). The Department recognizes statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and its solvency under Minnesota insurance law. The state of Minnesota has adopted the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual as its prescribed basis of statutory accounting principles (SAP), without significant modification. The Company has no material statutory accounting practices that differ from those of the Department or NAIC SAP. These practices differ in some respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The effects of these differences, while not quantified, are presumed to be material to the Statutory Financial Statements. The more significant of these differences are as follows:
(1)    Acquisition costs, such as commissions and other costs incurred in connection with acquiring new and renewal business, are charged to current operations as incurred. Under U.S. GAAP, acquisition costs that are directly related to the successful acquisition of insurance contracts are capitalized and charged to operations as the corresponding revenues or future profits are recognized.
(2)    Aggregate reserves for life policies and annuity contracts, excluding variable annuities, are based on statutory mortality and interest assumptions without consideration for lapses or withdrawals. Under U.S. GAAP, aggregate reserves consider lapses and withdrawals.
(3)    Certain reinsurance transactions, primarily used for annuity business, are recognized as reinsurance for statutory purposes only.
(4)    Ceded reinsurance recoverable are netted against their related reserves within Policyholder liabilities, Life policies and annuity contracts and Life policy and contract claims, on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Under U.S. GAAP, these ceded reserves are presented on a gross basis as an asset.
(5)    The Company reinsures a portion of its in-force block of business through several reinsurance agreements. Under NAIC SAP, the after-tax gains associated with these indemnity reinsurance transactions are recorded in Unassigned surplus and recognized through income as future earnings of the

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

books of business emerge. Under U.S. GAAP, the pretax gains associated with such transactions that qualify as reinsurance, are deferred as liabilities and are amortized into operations over the revenue-producing period of the policies.
(6)    Bonds are carried at values prescribed by the NAIC, generally amortized cost, except for those with an NAIC rating of 6, which are reported at the lower of amortized cost or fair value. Under U.S. GAAP, bonds classified as “available-for-sale” are carried at fair value, with unrealized gains and losses recorded in stockholder’s equity.
(7)    Changes in deferred income taxes are recorded directly to Unassigned surplus. Under U.S. GAAP, these items are recorded as an item of income tax benefit or expense in operations. Moreover, under NAIC SAP, a valuation allowance may be recorded against the deferred tax asset (DTA) and admittance testing may result in an additional charge to capital and surplus for nonadmitted portions of DTAs. Under U.S. GAAP, a valuation allowance may be recorded against the DTA and reflected as an expense.
(8)    Investments in subsidiaries are carried at net equity values as prescribed by the NAIC. Changes in equity values are reflected in Unassigned surplus within the Statutory Statements of Capital and Surplus as credits or charges to Unassigned surplus. Under U.S. GAAP, wholly owned subsidiary results are consolidated.
(9)    The Company is required to establish an asset valuation reserve (AVR) liability and an interest maintenance reserve (IMR) liability. The AVR provides for a standardized statutory investment valuation reserve for certain invested assets. Changes in this reserve are recorded as direct charges or credits to Unassigned surplus. The IMR is designed to defer net realized capital gains and losses resulting from changes in the level of prevailing market interest rates and amortize them into income within the Statutory Statements of Operations over the remaining life of the investment sold. The IMR represents the unamortized portion of applicable investment gains and losses as of the balance sheet date. There is no such concept under U.S. GAAP.
(10)    Canadian asset and liability amounts are expressed in Canadian dollars without foreign exchange translation into U.S. dollars. A net foreign currency translation adjustment is recorded within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus with an offset to Other changes in capital and surplus within the Statutory Statements of Capital and Surplus. Under U.S. GAAP, Canadian assets and liabilities are converted to U.S. dollars, with any translation adjustment recorded to stockholder’s equity.
(11)    Certain assets designated as “nonadmitted assets” are not recognized and are charged directly to Unassigned surplus within the Statutory Statements of Capital and Surplus. These include, but are not limited to, investments in unaudited subsidiary, controlled, and affiliated (SCA) entities, electronic data processing (EDP) software, portions of goodwill, furniture and fixtures, prepaid expenses, receivables outstanding greater than 90 days, and portions of DTAs. There is no such concept under U.S. GAAP.
(12)    A provision is made for amounts ceded to unauthorized reinsurers in excess of collateral in the form of a trust or letter of credit through a direct charge to Unassigned surplus within the Statutory Statements of Capital and Surplus. There is no such requirement under U.S. GAAP.
(13)    Revenues for universal life policies and annuity contracts, excluding deposit-type contracts, are recognized as revenue when received within the Statutory Statements of Operations. Under U.S. GAAP,

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

policy and contract fees charged for the cost of insurance, policy administrative charges, amortization of policy initiation fees, and surrender contract charges are recorded as revenues when earned.
(14)    Benefits for universal life policies and annuity contracts within the Statutory Statements of Operations, excluding deposit-type contracts, consist of payments made to policyholders. Under U.S. GAAP, benefits represent interest credited, and claims and benefits incurred in excess of the policyholder’s contract balance.
(15)    Derivatives are reported at fair value in accordance with SSAP No. 86, Derivatives (SSAP No. 86) and SSAP No. 108, Derivatives Hedging Variable Annuity Guarantees (SSAP No. 108). See additional information in Note 3. Changes in the fair value of derivatives, except those reported under SSAP No. 108, are recorded as direct adjustments to Unassigned surplus as a component of Change in unrealized capital gains (losses) within the Statutory Statements of Capital and Surplus. For derivatives reported under SSAP No. 108, changes in fair value are recognized as net deferred assets or liabilities within Other assets or Other liabilities, respectively, in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, for fluctuations in fair value that do not offset the changes in the hedged item. The deferred asset or liability is amortized over the timeframe required under SSAP No. 108. Under U.S. GAAP, changes in the fair value of the derivative are recorded in derivative income (loss) as part of operating income and the hedged derivatives are carried at fair value. In addition, the effective and ineffective portions of a hedge are accounted for separately.
(16)    Commissions allowed by reinsurers on business ceded are reported as income when received within the Statutory Statements of Operations. Under U.S. GAAP, such commissions are deferred and amortized as a component of deferred acquisition costs to the extent recoverable.
(17)    The Statutory Financial Statements do not include a statement of comprehensive income as required under U.S. GAAP.
(18)    The Statutory Statements of Cash Flow do not classify cash flows consistent with U.S. GAAP and a reconciliation of net income to net cash provided from operating activities is not provided.
(19)    The calculation of reserves and transfers in the separate account statement requires the use of a Commissioners Annuity Reserve Valuation Method (CARVM) allowance on annuities for NAIC SAP. There is no such requirement under U.S. GAAP.
(20)    Sales inducements and premium bonuses are included in Life policies and annuity contracts in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, and are charged to current operations as incurred. Under U.S. GAAP, deferred sales inducements and premium bonuses are similarly reserved; however, the costs are capitalized as assets and charged to operations as future profits are recognized in a manner similar to acquisition costs.
(21)    Negative cash balances are presented as a negative asset within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. These balances are presented as a liability under U.S. GAAP.
(22)    Embedded derivatives are not separated from the host contract and accounted for separately as a derivative instrument. Under U.S. GAAP, entities must separate the embedded derivative from the host contracts and separately account for those embedded derivatives at fair value.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(23)    For certain annuity products with a market value adjustment feature sold to Minnesota residents and variable-indexed annuities, the Department requires the Company to maintain a separate asset portfolio to back related reserves. These assets and liabilities are required to be included as part of the Separate account assets and Separate account liabilities presented on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Under U.S. GAAP, there is no such requirement.
(b)    Use of Estimates
The preparation of Statutory Financial Statements in conformity with NAIC SAP requires management to make certain estimates and assumptions that affect reported amounts of admitted assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of March 31, 2021 and December 31, 2020, and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used within the Statutory Financial Statements. Such changes in estimates are recorded in the period they are determined.
(c)    Recently Issued Accounting Standards – Adopted in 2021
In July 2020, the NAIC adopted revisions to SSAP No. 32R, Preferred Stock. The revisions update the definitions, measurement, and impairment guidance for various types of preferred stock and require perpetual preferred stock to be measured at fair value, not to exceed any currently effective call price, instead of at the lower of cost or fair value. The revisions were effective January 1, 2021. The implementation of these revisions on January 1, 2021 resulted in a pre-tax increase to surplus of $2.
(d)     Recently Issued Accounting Standards – Adopted in 2020
Effective January 1, 2020, the Company adopted SSAP No. 108. This standard establishes statutory accounting principles to address certain limited derivative transactions hedging variable annuity guarantees subject to fluctuations as a result of interest rate sensitivity. The Company added all applicable new disclosures required by the standard. There were no impacts to net income or surplus during the year ended December 31, 2020, as a result of this adoption.
In 2016, the NAIC adopted revisions to SSAP No. 51R, Life Contracts and SSAP No. 54, Individual and Group Accident and Health Contracts, Issue Paper No. 154, Implementation of Principles-Based Reserving. These revisions relate to the adoption of the Valuation Manual and provides for principle-based reserving for Life and Heath contracts, and are effective January 1, 2017. The Valuation Manual provides the following revisions: 1) VM-20, Requirements for Principle-Based Reserves, for Life Products, includes an optional three-year deferral. The Company elected the deferral and adopted this update effective January 1, 2020. It applies to business issued on or after this date. 2) VM-21, Principle-Based Reserving Methodology for Variable Annuities, was effective January 1, 2020. It applies to business issued on or after January 1, 2017. Under VM-21, during 2017, 2018, and 2019, the Company elected to combine contracts subject to AG43 and VM-21 for purposes of calculating reserves. In 2019, the NAIC adopted revisions to both AG43 and VM-21, effective January 1, 2020. The implementation of the 2019 revisions resulted in a pre-tax increase of $1 to Policyholder liabilities for Life policies and annuity contracts within the Statutory Statement of Admitted Assets, Liabilities, and Capital and Surplus and the corresponding decrease to surplus for the same amount is recorded through Change in reserve on account of change in valuation basis within the Statutory Statements of Capital and Surplus. 3) VM-22, Statutory Maximum Valuation Interest Rates for Income Annuities, was effective January 1, 2018. It applies to annuitizations on contracts issued on or after that date. Because most annuitizations occur years after a contract

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

has been issued, its impact on net income and surplus has not been material. 4) VM-25, Health Insurance Reserves Minimum Requirements, and VM-26, Credit Life and Disability Reserve Requirements, are not applicable as the Company does not issue these contracts.
In August 2019, the NAIC adopted SSAP No. 22R, Leases. This revised standard is a substantive revision, reorganization, and clarification of SSAP 22. It adopts much of the language of US GAAP ASU 2016-02, Leases, but retains operating lease accounting for Statutory accounting. It was effective January 1, 2020, with early adoption permitted. The Company adopted the revised standard effective January 1, 2020. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the revision.
In March 2020, the NAIC adopted INT 20-01, Reference Rate Reform. The interpretation adopted the optional guidance outlined in Accounting Standards Update (ASU) 2020-04, Reference Rate Reform, for a limited period of time to ease the potential burden on accounting for reference rate reform. The practical expedients outlined in the interpretation are for modifications solely related to reference rate reform and optionally suspends assessments for re-measuring a contract and dedesignating a hedge relationship. This interpretation is effective on the date of adoption and expires on December 31, 2022. The Company adopted the optional guidance in this interpretation effective March 12, 2020. As of March 31, 2021, the Company has not made any modifications to financial assets or liabilities as a result of reference rate reform.
In May 2020, the NAIC adopted revisions to SSAP No. 26R, Bonds, which provides clarifying guidance when assessing other than temporary impairments (OTTI) for debt instruments that have been previously modified pursuant to SSAP No. 36, Troubled Debt Restructuring, or SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The revisions to SSAP No. 26R state subsequent OTTI assessments for debt instruments modified under SSAP No. 36 or SSAP No 103 will be based on the modified contractual terms and not revert back to the original acquisition terms. These revisions were effective May 20, 2020 and were subsequently adopted by the Company. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the revisions.
In April, May, June, and August 2020, the NAIC adopted the following interpretations (INT) in response to the COVID-19 pandemic:
•INT 2020-02, Extension of the 90-Day Rule for the Impact of COVID-19, extends a one-time optional extension of the nonadmission assessment guidance for premiums and similar receivables due from policyholders or agents. For receivables that were current prior to the beginning of the declaration of a state of emergency by the U.S. federal government on March 13, 2020 or originated on or after March 13, 2020, insurers may continue to admit assets greater than 90 days past due. This INT is applicable for the March 31, 2020, June 30, 2020, and September 30, 2020 financial statements and expired on December 30, 2020. This INT did not have an impact to the Company.
•INT 2020-03, Troubled Debt Restructuring Due to COVID-19, follows the inter-agency COVID-19 guidance issued by the federal and state prudential banking regulators (and concurred by the Financial Accounting Standards Board) and the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Specifically, a modification of a mortgage loan or bank loan terms does not result in troubled debt restructuring as long as the modification is in response to COVID-19, the borrower was current at the time of the modification, and the modification is short-term. In addition, insurers are not required to designate mortgage loans or bank loans with deferrals granted due to COVID-19 as past due or report them as nonaccrual loans. This INT is effective for the period beginning March 1, 2020 and originally

10 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

expired on December 31, 2020. In January 2021, the provisions in this INT were extended updating the effective period to be the earlier of January 1, 2022 or the date that is 60 days after the date on which the national emergency declared by the President terminates. The Company implemented a loan modification program that adhered to the requirements outlined in the INT for investments in commercial and residential mortgage loans.
•INT 2020-04, Mortgage Loan Impairment Assessment Due to COVID-19, defers the impairment assessment for bank loans, mortgage loans, and investments which predominantly hold underlying mortgage loans and are impacted by forbearance or modifications in response to COVID-19. This INT was applicable for the March 31, 2020, June 30, 2020, and September 30, 2020 financial statements and expired on December 30, 2020. This INT did not have a material impact to the Company.
•INT 2020-05, Investment Income Due and Accrued. This INT provides temporary relief guidance for assessing the collectability of interest income, admissibility relief of accrued investment income 90 days past due, and clarifies how interest income should be recognized during a payment holiday. This INT is applicable for the June 30, 2020, and September 30, 2020 financial statements and expired on December 30, 2020. This INT did not have a material impact to the Company.
•INT 2020-06, Participation in the 2020 TALF Program. This INT provides guidance for reporting Term Asset-Backed Securities Lending Facility (TALF) loans for the duration of the 2020 TALF program. This INT did not impact the Company as the Company did not participate in this program.
•INT 2020-07, Troubled Debt Restructuring of Certain Debt Investments Due to COVID-19. This INT provides temporary guidance by allowing practical expedients when assessing whether modifications made to debt securities (under SSAP No. 26R and SSAP No. 43R) due to COVID-19 are insignificant. Specifically, the guidance proposes restructurings in response to COVID-19 are considered to be insignificant if the restructuring results in a 10% or less shortfall amount in the contractual amount due and does not extend the maturity of the investment by more than 3 years. This INT was effective for the period beginning March 1, 2020 and originally expired on December 31, 2020. In January 2021, the provisions in this INT were extended updating the effective period to be the earlier of January 1, 2022 or the date that is 60 days after the date on which the national emergency declared by the President terminates. This INT did not have a material impact to the Company.
•INT 2020-08, COVID-19 Premium Refunds, Rate Reductions and Policyholder Dividends. This INT provides guidance for returns or benefits to policyholders. This INT did not impact the Company.
These INTs have an immaterial effect on the financial statements as of December 31, 2020. The Company will continue to monitor these INTs and assess impacts until they are nullified.
In July 2020, the NAIC adopted INT 20-09, Basis Swaps as a Result of the LIBOR Transition, to address the statutory accounting and reporting requirements for basis swaps issued by central clearing parties solely in response to the market-wide transition away from the London Interbank Offered Rate (LIBOR) and toward the Secured Oversight Financing Rate (SOFR). This INT allows basis swaps issued solely in response to reference rate reform to be classified as derivatives used for “hedging” and reported as admitted assets in the statutory financial statements. The INT is effective July 30, 2020 and was subsequently adopted by the Company. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the INT.

11 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

In November 2020, the NAIC adopted revisions to SSAP No. 43R, Loan-Backed and Structured Securities. The revisions reflect the updated NAIC designation category for residential and commercial mortgage-backed securities that utilize the financial modeling guidance. The revisions were effective November 12, 2020 and were subsequently adopted by the Company. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the INT.
(e)     Accounting Changes
Adoption of VM-21 Principle-Based Reserving Methodology for Variable Annuities
Effective January 1, 2020, the Company adopted VM-21, as the effective guidance under which the Company's variable and variable-indexed annuities reserves are calculated. Previously, the Company calculated these reserves using guidance found in AG43. VM-21 applies to business issued on or after January 1, 2017. Under VM-21, during 2017, 2018, and 2019, the Company elected to combine contracts subject to AG43 and VM-21 for purposes of calculating reserves. In 2019, the NAIC adopted revisions to both AG43 and VM-21, effective January 1, 2020. The implementation of the 2019 revisions on January 1, 2020 resulted in a pre-tax increase of $1 to Policyholder liabilities for Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus and the corresponding decrease to surplus for the same amount is recorded through Change in reserve on account of change in valuation basis within the Statutory Statements of Capital and Surplus. The 2019 amendments allow an optional phase-in of the increase which the Company did not elect.
(3)    Investments
(a)    Bonds, Other Assets Receiving Bond Treatment, and Stocks
At March 31, 2021 and December 31, 2020, the amortized cost, gross unrealized gains, gross unrealized losses, and fair values of investments, excluding investments in affiliates, are shown below:

	March 31, 2021
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds:
U.S. government	$3,317	152	103	3,366
Agencies not backed by the full faith and credit of the U.S. government	4	—	—	4
States and political subdivisions	9,579	1,626	17	11,188
Foreign governments	1,243	66	28	1,281
Corporate securities	72,538	8,079	479	80,138
Mortgage-backed securities	14,093	848	45	14,896
Collateralized debt obligations	17	13	—	30
Total bonds	100,791	10,784	672	110,903
Common stocks	337	22	—	359
Preferred stocks	39	1	—	40
Total	$101,167	10,807	672	111,302

12 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

	December 31, 2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds:
U.S. government	$3,318	300	10	3,608
Agencies not backed by the full faith and credit of the U.S. government	3	1	—	4
States and political subdivisions	9,536	2,335	2	11,869
Foreign governments	1,138	125	2	1,261
Corporate securities	70,975	12,730	90	83,615
Mortgage-backed securities	14,126	1,232	9	15,349
Collateralized debt obligations	17	12	—	29
Total bonds	99,113	16,735	113	115,735
Common stocks	217	18	1	234
Preferred stocks	41	2	—	43
Total	$99,371	16,755	114	116,012
At March 31, 2021 and December 31, 2020, amortized cost differed from the carrying value of bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus due to NAIC-6 rated bonds where the market value was lower than amortized cost. The total unrealized losses recorded by the Company for these bonds was an insignificant amount as of March 31, 2021 and December 31, 2020.
The Company had NAIC-6 rated bonds with a statement value of $3 as of March 31, 2021 and December 31, 2020. There was no interest due on bonds in default that was excluded from investment income due and accrued as of March 31, 2021 and December 31, 2020.
At March 31, 2021 and December 31, 2020, the Company had hybrid securities with a carrying value of $30.
As of March 31, 2021 and December 31, 2020, investments with a statement value of $30 and $23, respectively, were held on deposit with various insurance departments and in other trusts as required by statutory regulations.
At March 31, 2021, the amortized cost and fair value of bonds and other assets receiving bond treatment, by expected maturity, are shown below:

	Carrying value	Fair value
Due in 1 year or less	$892	$906
Due after 1 year through 5 years	12,466	13,473
Due after 5 years through 10 years	20,427	22,301
Due after 10 years	51,229	57,552
No maturity date	1,667	1,745
Loan-backed and other structured securities	14,110	14,926
Total bonds and other assets receiving bond treatment	$100,791	$110,903
Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

13 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

Proceeds from sales of bonds includes sales, maturities, paydowns, and other redemptions of bonds and other assets receiving bond treatment. Proceeds from sales of bonds for the three months ended March 31 are shown below:

	2021	2020
Proceeds from sales	$4,057	$2,773
Gross gains	59	73
Gross losses	8	—
Proceeds from sales of common stocks for the three months ended March 31 are shown below:

	2021	2020
Proceeds from sales	$45	$122
Gross gains	2	1
Gross losses	—	—
There were no sales of preferred stocks for the three months ended March 31, 2021 and 2020.
For the three months ended March 31, 2021 and 2020, there were 40 and 27 CUSIPs sold, disposed, or otherwise redeemed as a result of a callable feature, respectively. The aggregate amount of investment income generated as a result of these transactions was $25 and $3 for the three months ended March 31, 2021 and 2020, respectively.
The Company’s bond portfolio includes mortgage-backed securities. Due to the high quality of these investments and the lack of subprime loans within the securities, the Company does not have a material exposure to subprime mortgages.
(b)    Unrealized Investment Losses
To determine whether or not declines in fair value are other than temporary, the Company performs a quarterly review of its entire combined investment portfolio, including investments held by subsidiaries, using quoted market prices by third-party sources.
Unrealized losses and the related fair value of investments held by the Company as of March 31, 2021 and December 31, 2020 are shown below:

	2021
	12 months or less		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Bonds:
U.S. government	$1,073	103	—	—	1,073	103
Foreign governments	464	28	1	—	465	28
States and political subdivisions	334	17	4	—	338	17
Corporate securities	9,099	453	721	26	9,820	479
Mortgage-backed securities	1,297	42	79	3	1,376	45
Total bonds	12,267	643	805	29	13,072	672
Common stock	10	—	2	—	12	—
Total temporarily impaired securities	$12,277	643	807	29	13,084	672

14 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

	2020
	12 months or less		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Bonds:
U.S. government	$374	10	—	—	374	10
Foreign governments	51	2	—	—	51	2
States and political subdivisions	85	2	—	—	85	2
Corporate securities	2,085	78	578	12	2,663	90
Mortgage-backed securities	158	5	41	4	199	9
Total bonds	2,753	97	619	16	3,372	113
Common stock	7	—	9	1	16	1
Total temporarily impaired securities	$2,760	97	628	17	3,388	114
As of March 31, 2021 and December 31, 2020 the number of investment holdings that were in an unrealized loss position was 1,322 and 472, respectively, for bonds, and 11 and 13, respectively, for common stocks. The unrealized loss positions for common stocks as of March 31, 2021 and December 31, 2020 were immaterial.
As of March 31, 2021 and December 31, 2020, of the total amount of unrealized losses, $629, or 93.4%, and $76, or 67.7%, respectively, are related to unrealized losses on investment grade securities. Investment grade is defined as a security having an NAIC Securities Valuation Office credit rating of 1 or 2. Unrealized losses on securities are principally related to changes in interest rates or changes in sector spreads from the date of purchase. As contractual payments continue to be met, management continues to expect all contractual cash flows to be received and does not consider these investments to be other-than-temporarily impaired.
(c)    Realized Investment Gains (Losses)
Net realized capital gains (losses) for the three months ended March 31 are shown below:

	2021	2020
Bonds	$52	(149)
Stocks	2	1
Derivatives	20	75
Other	3	—
Total realized capital gains (losses)	77	(73)
Income tax benefit (expense) on net realized gains (losses)	(12)	(16)
Total realized capital gains (losses), net of taxes	65	(89)
Net gains transferred to IMR, net of taxes	40	(117)
Net realized gains (losses), net of taxes and IMR	$25	28

15 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(d)    Net Investment Income
Major categories of net investment income for the three months ended March 31 are shown below:

	2021	2020
Interest:
Bonds	$1,036	1,039
Mortgage loans on real estate	156	170
Policy loans	3	3
Cash, cash equivalents, and short-term investments	—	5
Dividends:
Stocks	1	2
Investment in subsidiaries	12	14
Rental income on real estate	5	5
Derivatives	4	(21)
Other	(4)	1
Gross investment income	1,213	1,218
Investment expenses	(34)	(37)
Net investment income before amortization of IMR	1,179	1,181
Amortization of IMR	7	8
Net investment income	$1,186	1,189
e)    Mortgage Loans on Real Estate
The Company's investment in mortgage loans on real estate includes commercial mortgage loans (CMLs) and residential mortgage loans (RMLs) as of March 31, 2021 and December 31, 2020.
At March 31, 2021 and December 31, 2020, the Company's CML portfolio includes concentrations exceeding 10% for the following states:

	2021		2020
	Concentration Amount	Concentration %	Concentration Amount	Concentration %
California	$3,456	22.9%	$3,356	22.6%
The maximum lending rates for CMLs made during the three months ended March 31, 2021 and the year ended December 31, 2020 were 4.2% and 4.1%, respectively. The minimum lending rates for CMLs made during the three months ended March 31, 2021 and the year ended December 31, 2020 were 2.1% and 2.2%, respectively. The maximum percentage of any one loan to the value at the time of the loan extension exclusive of insured, guaranteed or purchased money mortgages for CMLs was 78.9% and 84.8% during the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.

16 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

At March 31, 2021 and December 31, 2020, the Company's RML portfolio includes concentrations exceeding 10% for the following states:

	2021		2020
	Concentration Amount	Concentration %	Concentration Amount	Concentration %
California	$365	45.2%	$353	46.3%
Florida	$90	11.1%	80	10.4%
The maximum lending rates for RMLs made during the three months ended March 31, 2021 and the year ended December 31, 2020 were 6.8% and 8.3% respectively. The minimum lending rates for RMLs made during the three months ended March 31, 2021 and the year ended December 31, 2020 were 2.8% and 3.0% respectively. The maximum percentage of any one loan to the value at the time of the loan extension exclusive of insured, guaranteed or purchased money mortgages for RMLs was 93.0% and 93.3% during the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.
As of March 31, 2021 and December 31, 2020, there were no taxes, assessments, or amounts advanced that were excluded from the mortgage loan investment total.
(1) Age Analysis of Mortgage Loan Investments
The following table presents an age analysis of the Company's mortgage loan investments as of March 31, 2021 and December 31, 2020 by type:

	2021		2020
	Residential	Commercial	Residential	Commercial
Current	$746	15,035	693	14,813
30-59 Days Past Due	28	—	17	—
60-89 Days Past Due	5	—	2	—
90-179 Days Past Due	5	—	4	—
180+ Days Past Due	25	57	47	58
Total	$809	15,092	763	14,871
For mortgage loan investments greater than 90 days past due and still accruing interest, the recorded investment and interest accrued as of March 31, 2021 and December 31, 2020 by type:

	2021		2020
	Residential	Commercial	Residential	Commercial
Accruing Interest 90-179 Days Past Due
Recorded Investment	$—	—	2	—
Interest Accrued	—	—	—	—
Accruing Interest 180+ Days Past Due
Recorded Investment	—	—	—	—
Interest Accrued	—	—	—	—
There were no mortgage loan investments for which interest was reduced as of March 31, 2021 and December 31, 2020.

As of March 31, 2021 and December 31, 2020 there were no RMLs in which the Company participated as a co-lender in a mortgage loan investment agreement. As of March 31, 2021 and December 31, 2020, for CML investments, the recorded investment for which the Company participated as a co-lender in a mortgage loan investment agreement was $2,082 and $1,979, respectively.

17 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(2) Impaired Mortgage Loan Invesments
As of March 31, 2021 and December 31, 2020, the recorded investment in impaired CMLs was $25 and $25. These amounts also represent the average recorded investment in impaired mortgage loan investments as of March 31, 2021 and December 31, 2020. There was no related allowance for credit losses on these investments and the Company did not participate as a co-lender in the related mortgage loan agreement. In addition, the impaired CMLs were not in nonaccrual status and no interest income recognized using a cash-basis method of accounting during the time that the loan was impaired. There was no recorded investment in impaired RMLs as of as of March 31, 2021 and December 31, 2020.
There was no interest income recognized on impaired mortgage loan investments as of March 31, 2021 and 2020. The Company recognizes interest income on its impaired mortgage loan investments upon receipt of payment.
There were no mortgage loan investments derecognized as a result of foreclosure as of March 31, 2021 and December 31, 2020.
(3)    Credit Quality Indicators
The Company analyzes certain financing receivables for credit risk by using specific credit quality indicators. The Company has determined the loan-to-value ratio and the debt service coverage ratio are the most reliable indicators in analyzing the credit risk of its CML portfolio. The loan-to-value ratio is based on the Company’s internal valuation methodologies, including discounted cash flow analysis and comparative sales, depending on the characteristics of the property being evaluated. The debt service coverage ratio analysis is normalized to reflect a 25 year amortization schedule.
The credit quality for CMLs as of March 31, 2021 and December 31, 2020, respectively, is shown below:

	Debt Service Coverage Ratios
2021:	Greater than 1.4x	1.2x – 1.4x	1.0x – 1.2x	Less than 1.0x	Total	Percent of Total
Loan-to-value ratios:
Less than 50%	$4,132	85	86	645	4,948	32.8%
50% – 60%	4,365	753	252	526	5,896	39.1%
60% – 70%	2,367	950	292	450	4,059	26.9%
70% – 80%	—	114	40	35	189	1.3%
80% – 90%	—	—	—	—	—	—%
90% – 100%	—	—	—	—	—	—%
Greater than 100%	—	—	—	—	—	—%
Total	$10,864	1,902	670	1,656	15,092	100%

18 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

	Debt Service Coverage Ratios
2020:	Greater than 1.4x	1.2x – 1.4x	1.0x – 1.2x	Less than 1.0x	Total	Percent of Total
Loan-to-value ratios:
Less than 50%	$3,992	73	52	622	4,739	31.9%
50% – 60%	4,477	770	132	359	5,738	38.5%
60% – 70%	2,288	905	273	582	4,048	27.2%
70% – 80%	—	163	102	35	300	2.0%
80% – 90%	—	—	21	—	21	0.1%
90% – 100%	—	—	—	—	—	—%
Greater than 100%	—	—	25	—	25	0.2%
Total	$10,757	1,911	605	1,598	14,871	100%

The Company has determined the delinquency status and the loan-to-value ratio are the most reliable indicators in analyzing the credit risk of its RML portfolio. The loan-to-value ratio is based on the Company's internal valuation methodologies, including discounted cash flow analysis and comparative sales, depending on the characteristics of the property being evaluated.

The loan-to-value ratios of RMLs as of March 31, 2021 and December 31, 2020 are shown below:

	2021		2020
	Total	Percent of Total	Total	Percent of Total
Loan-to-value ratios:
Below 70%	$188	23.2%	$165	21.6%
71% to 80%	405	50.1%	380	49.8%
81% to 90%	206	25.5%	206	27.0%
91% to 95%	10	1.2%	12	1.6%
Above 95%	—	—%	—	—%
Total	$809	100.0%	$763	100.0%

19 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(f)    Loan-Backed Securities
SSAP No. 43R – Loan-Backed and Structured Securities requires the bifurcation of impairment losses on loan-backed or structured securities into interest and noninterest-related portions. The noninterest portion is the difference between the present value of cash flows expected to be collected from the security and the amortized cost basis of the security. The interest portion is the difference between the present value of cash flows expected to be collected from the security and its fair value at the balance sheet date.
The Company had no loan-backed securities recognized in other-than-temporary impairments for the three-month periods ended March 31, 2021 and 2020.
(g)    Derivatives and Hedging Instruments
The Company uses exchange-traded and over-the-counter (OTC) derivative instruments as a risk management strategy to economically hedge its exposure to various market risks associated with both its products and operations. Derivative assets and liabilities that do not qualify for hedge accounting treatment are recorded at fair value in the Statutory Financial Statements using valuation techniques further discussed in Note 4. The Company does not have derivative contracts with financing premium.
Derivatives held by the Company are designated as either a cash flow hedging instrument (cash flow hedge) or nonqualified hedging instrument (nonqualifying strategies).
(1) Cash Flow Hedges
Foreign Currency Swaps on Debt Securities
Foreign currency swaps have notional amounts and maturity dates equal and offsetting to the underlying debt securities and are determined to be highly effective as of March 31, 2021 and December 31, 2020.
(2) Fair Value Hedges
Interest Rate Swaps on Variable Annuity Insurance Liabilities
Interest Rate Swaps (IRS) traded after June 2013 are centrally cleared through an exchange. For IRS traded prior to June 2013 the IRS exposure was netted with other OTC derivatives upon settlement and were subject to the rules of the International Swaps and Derivatives Association, Inc. agreements. The fair values of the collateral posted for OTC and exchange traded derivatives are discussed in the derivative collateral management section below.
Prior to January 1, 2020, the Company designated hedge accounting for these IRS as a cash flow hedge under SSAP No. 86. The amounts previously recorded under the SSAP No. 86 relationship continue to be deferred and amortized over the life of the former hedge program. Effective January 1, 2020, the Company de-designated its previous hedging relationship under SSAP No. 86 and simultaneously designated the hedging relationship under SSAP No. 108 as a fair value hedge. The relationship is deemed to be highly effective at March 31, 2021 and December 31, 2020.

20 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

    (3) Nonqualifying Strategies
Futures and Options Contracts
OTC options and exchange-traded option (ETO) contracts are cleared through the Options Clearing Corporation, which operates under the jurisdiction of both the Securities and Exchange Commission (SEC) and the Commodities Futures Trading Commission. The fair values of the collateral posted for futures, OTC options, and ETO are discussed in the derivative collateral management section below.
Interest Rate Swaps
The Company can receive the fixed or variable rate; IRS are traded in varying maturities. The fair values of the collateral posted and variation margin for OTC and centrally cleared IRS are discussed in the derivative collateral management section below.
Credit Default Swaps (CDS)
The CDS within the investment portfolios assume credit risk from a single entity or referenced index for the purpose of synthetically replicating investment transactions. The Company can be required to pay or be the net receiver on the contract depending on the net position. Credit events include bankruptcy of the reference and failure to pay by the reference. Prior to 1/1/2021, the notional amount is equal to the maximum potential future loss amount. Beginning 1/1/2021, the Company updated the potential future exposure (PFE) to zero, as PFE is not determinable. The PFE is zero for the following reasons:
(a) CDS are used to hedge indices allocated to products by policyholders. Fluctuations in value of the CDS are offset by credits provided to policyholders and results in a minimal amount of hedge inefficiency. It is impossible to determine the potential future amount of hedge inefficiency.

(b) The CDS used are exchange traded and daily variation margin is required to settle market movements. This minimizes counterparty credit risk. It also makes it impossible to determine what the potential future exposure related to counterparty risk, net of variation margin received could be.

The fair value of the collateral posted for centrally cleared CDS is discussed in the derivative collateral management section below.
Total Return Swaps (TRS)
The Company engages in the use of OTC TRS, which allow the parties to exchange cash flows based on a variable reference rate such as the three-month LIBOR and the return of an underlying index. The fair value of the collateral posted for OTC TRS is discussed in the derivative collateral management section below.
To Be Announced Securities (TBA)
The Company uses OTC TBA forward contracts to gain exposure to the investment risk and return of mortgage-backed securities. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The fair value of the collateral posted for OTC TBA securities is discussed in the derivative collateral management section below.

21 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

The following table presents a summary of the aggregate notional amounts and fair values of the Company’s derivative instruments reported on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus as of March 31, 2021 and December 31, 2020:

	2021			2020
		Gross Fair Value			Gross Fair Value
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
Cash flow hedging instruments
Foreign currency swaps	$1,367	57	(57)	1,341	56	(76)
Total cash flow hedging instruments		57	(57)		56	(76)

Fair value hedging instruments
IRS	2,709	200	(24)	2,709	472	(40)
Total fair value hedging instruments		200	(24)		472	(40)

Nonqualifying hedging instruments
OTC options	$56,596	3,298	(2,854)	51,430	3,433	(3,013)
ETO	6,259	51	(43)	15,224	136	(96)
TBA securities	2,890	—	(6)	1,331	1	(1)
IRS	3,533	9	(18)	2,631	9	(18)
Futures	14,375	—	—	19,312	—	—
TRS	9,826	13	(101)	11,653	7	(18)
Total nonqualifying hedging instruments		3,371	(3,022)		3,586	(3,146)
Total derivative instruments		$3,628	(3,103)		4,114	(3,262)

(1) Notional amounts are presented on an absolute basis.
Derivative Collateral Management
The Company manages derivative collateral for the general account and separate account combined and separate collateral for exchange-traded and OTC derivatives. The total collateral posted for exchange-traded derivatives at March 31, 2021 and December 31, 2020, had a fair value of $2,427 and $2,476, respectively, and is included in Bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus and recorded at amortized cost. The Company retains ownership of the exchange-traded collateral, but the collateral resides in an account designated by the exchange. The collateral is subject to specific exchange rules regarding rehypothecation. The total collateral posted for OTC derivatives at March 31, 2021 and December 31, 2020, had a fair value of $9 and $3, respectively, and is included in Bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The Company posts collateral to OTC counterparties based upon exposure amounts. The Company retains ownership of the OTC collateral.
(h)    Offsetting Assets and Liabilities
The Company elects to disclose derivative assets and liabilities eligible for offset under SSAP No. 64 – Offsetting and Netting of Assets and Liabilities on a gross basis on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus in accordance with the provisions set forth in SSAP No. 86 – Derivatives. This treatment is consistent with the Company’s historical reporting presentation.

22 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(i)    Securities Lending
The Company loaned securities with a carrying value of $3,215 and $2,212 and a fair value of $3,444 and $2,610 as of March 31, 2021 and December 31, 2020, respectively. The aggregate amount of collateral received through securities lending at March 31, 2021 and December 31, 2020 is as follows:

	Fair Value
	2021	2020
Cash
Open	$3,171	2,587
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—
Subtotal	3,171	2,587
Securities received	353	86
Total collateral received	$3,524	2,673
The aggregate amount of cash collateral reinvested through securities lending at March 31, 2021 and December 31, 2020 is as follows:

	2021		2020
	Amortized cost	Fair value	Amortized cost	Fair value
Open	$—	—	—	—
30 days or less	1,079	1,079	950	950
31 to 60 days	580	580	955	955
61 to 90 days	113	113	66	66
91 to 120 days	301	301	—	—
121 to 180 days	286	286	143	143
181 to 365 days	462	462	473	473
Greater than 1 year	—	—	—	—
Total collateral reinvested	$2,821	2,821	2,587	2,587

As of March 31, 2021, the Company had borrowings outstanding of $350 from securities lending cash collateral, and therefore such amounts are excluded from the table above. The Company had no borrowings outstanding from securities lending collateral as of December 31, 2020.
Reinvested collateral is recorded in Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The amount and type of reinvested collateral at March 31, 2021 and December 31, 2020 is as follows:

	2021	2020
Cash and cash equivalents	$1,847	1,630
Short-term investments	974	957
Total	$2,821	2,587

23 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(j)     Reverse Repurchase Agreements
The Company participates in both bilateral and tri-party repos. As of March 31, 2021 and December 31, 2020, the Company did not sell or acquire any securities that resulted in default. The Company did not recognize a liability to return cash collateral as of March 31, 2021 and December 31, 2020.
All collateral received, as of March 31, 2021 and December 31, 2020, were bonds with a designated NAIC-1 rating.
Further information related to repos for the three months ended March 31, 2021 and the year ended December 31, 2020, is as follows:

As of end of period	2021	2020
1. Maturity
a. Overnight	$190	430
b. 2 Days to 1 Week	—	—
2. Collateral Pledged and Securities Acquired Under Repo
a. Cash Collateral Pledged - Secured Borrowing	$190	430
b. Fair Value of Securities Acquired Under Repo - Secured Borrowing	190	435

Maximum Amount	2021	2020
1. Maturity
a. Overnight	$734	2,878
b. 2 Days to 1 Week	—	—
2. Collateral Pledged and Securities Acquired Under Repo
a. Cash Collateral Pledged - Secured Borrowing	$734	2,878
b. Fair Value of Securities Acquired Under Repo - Secured Borrowing	736	2,906

(k)    Non-insurance SCA Investments
A summary of the Company’s SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities, non-insurance SCA investments, including their respective asset value and NAIC filing information, as of March 31, 2021 is as follows:

SCA Name	Gross Asset	Non-Admitted Asset	Net Admitted Assets	NAIC Filing Date	NAIC Filing Type	NAIC Filing Balance	Re-submission Required?
AZLPF	$773	—	773	6/10/2020	S2	792	N
Total	$773	—	773	XXX	XXX	792	XXX

(l)    Federal Home Loan Bank (FHLB) Agreements
The Company held Class A FHLB membership stock of $10 and $10 at March 31, 2021 and December 31, 2020 and activity stock of $144 and $60 at March 31, 2021 and December 31, 2020. The Company has a fully collateralized funding agreement with a balance of $3,600 and $1,500 as of March 31, 2021 and December 31, 2020 which is recorded in Borrowed money on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. All FHLB transaction activity occurs in the Company's general account.

24 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

Securities collateral pledged to FHLB at March 31, 2021 and December 31, 2020 is as follows:

	2021	2020
Carrying value	$3,888	1,336
Fair value	4,556	1,736

The maximum of collateral pledged to FHLB during the three months ended March 31, 2021 and for the year ended December 31, 2020 was as follows:

	2021	2020
Carrying value	$3,888	1,994
Fair value	4,556	2,254
As of March 31, 2021 and December 31, 2020, the Company had $3,600 and $1,500 in total borrowing capacity under its agreement with the FHLB. The maximum amount of aggregate borrowing from FHLB during the three months ended March 31, 2021 and for the year ended December 31, 2020 was $3,600 and $2,000, respectively. Current borrowings are not subject to prepayment penalties. Outstanding borrowings as of March 31, 2021, were issued on various dates ranging from October 17, 2016 to March 30, 2021 and interest rates on those borrowings range from 0.43% to 3.2%. Interest paid on borrowings was $3 for the three months ended March 31, 2021.
(m)    Restricted Assets
As of March 31, 2021 and December 31, 2020, the Company had the following restricted assets, including assets pledged to others as collateral:

	Gross Restricted				Percentage
	Total general account	Total from prior year	Increase (decrease)	Total current year admitted restricted	Gross restricted to total assets	Admitted restricted to total admitted assets
Collateral held under security lending arrangements	$3,524	2,673	851	3,524	2.0%	2.0%
FHLB Capital Stock	154	70	84	154	0.1%	0.1%
On deposit with states	4	4	—	4	—%	—%
On deposit with other regulatory bodies	26	19	7	26	—%	—%
Pledged as collateral to FHLB (including assets backing funding agreements)	3,888	1,336	2,552	3,888	2.2%	2.2%
Derivative collateral	2,312	2,266	46	2,312	1.3%	1.3%
Total restricted assets	$9,908	6,368	3,540	9,908	5.6%	5.6%
(n)    Low Income Housing Tax Credits (LIHTC)
As of March 31, 2021 the Company had various LIHTC investments with a range of 4 to 12 remaining years of unexpired tax credits and no required holding period.
The amount of tax credits and other tax benefits recognized during the three months ended March 31, 2021 and 2020 is $11 and $10, respectively.
The balance of the investment recognized in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus is $392 and $403 as of March 31, 2021 and December 31, 2020, respectively.

25 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

Additionally, the Company's LIHTC investments require a commitment of capital. The Company has open capital commitments of $188 and $199 at March 31, 2021 and December 31, 2020, respectively, which are recorded as an unfunded commitment liability in Other liabilities.

(4)    Fair Value Measurements
SSAP No. 100R – Fair Value establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.
Level 1 –     Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.
Level 2 –     Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:
(a)    Quoted prices for similar assets or liabilities in active markets.
(b)    Quoted prices for identical or similar assets or liabilities in markets that are not active.
(c)    Inputs other than quoted prices that are observable.
(d)    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 –     Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset and liability was classified into Level 1, 2, or 3.

26 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

The following presents the assets and liabilities measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at March 31, 2021 and December 31, 2020:

	2021
	Level 1	Level 2 (a)	Level 3	Total
Assets at fair value:
Bonds	—	4	—	4
Common stocks	204	—	1	205
Preferred stocks	—	—	40	40
Derivative assets	51	3,600	13	3,664
Separate account assets	21,741	12,251	—	33,992
Total assets reported at fair value	21,996	15,855	54	37,905
Liabilities at fair value:
Derivative liabilities	43	2,986	101	3,130
Separate account derivative liabilities	—	10,943	—	10,943
Total liabilities reported at fair value	$43	13,929	101	14,073

(a) The Company does not have any assets or liabilities measured at net asset value (NAV) that are included in Level 2 within this table.

	2020
	Level 1	Level 2 (a)	Level 3	Total
Assets at fair value:
Bonds	$—	4	0	4
Common stocks	163	—	1	164
Derivative assets	136	4,036	7	4,179
Separate account assets	21,789	11,408	—	33,197
Total assets reported at fair value	22,088	15,448	8	37,544
Liabilities at fair value:
Derivative liabilities	96	3,161	18	3,275
Separate account derivative liabilities	—	10,332	—	10,332
Total liabilities reported at fair value	$96	13,493	18	13,607

(a) The Company does not have any assets or liabilities measured at NAV that are included in Level 2 within this table.
The following is a discussion of the methodologies used to determine fair values for the assets and liabilities listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale or charge to transfer a liability). The Company has not made changes to valuation techniques in 2021.

27 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(a)    Valuation of Bonds and Unaffiliated Stock
The fair value of bonds is based on quoted market prices in active markets when available. Based on the market data, the securities are categorized into asset class, and based on the asset class of the security, appropriate pricing applications, models and related methodology, and standard inputs are utilized to determine what a buyer in the marketplace would pay for the security in a current sale. When quoted prices are not readily available or in an inactive market, standard inputs used in the valuation models, listed in approximate order of priority, include, but are not limited to, benchmark yields, reported trades, Municipal Securities Rulemaking Board reported trades, Nationally Recognized Municipal Securities Information Repository material event notices, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In some cases, including private placement securities and certain difficult-to-price securities, internal pricing models may be used that are based on market proxies. Internal pricing models based on market spread and U.S. Treasury rates are used to value private placement holdings. The primarily unobservable input used in the discounted cash flow models for states and political subdivisions, foreign government, and corporate bonds is a corporate index option adjusted spread (OAS). CDO and certain mortgage-backed securities are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs; however, the key unobservable inputs would generally include default rates.
Generally, U.S. Treasury securities and exchange-traded stocks are included in Level 1. Most bonds for which prices are provided by third-party pricing sources are included in Level 2, because the inputs used are market observable. Bonds for which prices were obtained from broker quotes, certain bonds without active trading markets and private placement securities that are internally priced are included in Level 3.
The fair value of unaffiliated common stocks is based on quoted market prices in active markets when available and included in Level 1. When quoted prices are not readily available or in an inactive market, the Company arrives at fair value utilizing internal pricing models based on available market inputs or obtains valuations from third party brokers or investment managers. Such investments may be categorized in Level 2 or Level 3. The primary unobservable input used to value common stock are indicative quotes received from third-party vendors.
The fair value of unaffiliated preferred stocks is based on quoted market prices in active markets. When available, such investments are included in Level 1. When quoted prices are not readily available or in an inactive market, the Company arrives at fair value utilizing internal pricing models based on available market inputs. Such investments may be categorized in Level 2 or Level 3.
(b)    Valuation of Derivatives
Active markets for over-the-counter (OTC) options do not exist. The fair value of OTC options is derived internally, by calculating their expected discounted cash flows, using a set of calibrated, risk-neutral stochastic scenarios, including a market data monitor, a market data model generator, a stochastic scenario calibrator, and the actual asset pricing calculator. The valuation results are reviewed by Management via the Pricing Committee. OTC options that are internally priced, foreign currency swaps, credit default swaps (CDS), To Be Announced (TBA) securities, and interest rate swaps (IRS) are included in Level 2, because they use market observable inputs. Total return swaps (TRS) are included in Level 3 because they use valuation techniques in which significant inputs are unobservable. The fair value of exchange-traded options (ETOs) and futures are based on quoted market prices and are generally included in Level 1.

28 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

Certain derivatives are priced using external third-party vendors. The Company has controls in place to monitor the valuations of these derivatives. Using market observable inputs, IRS prices are derived from a third-party source and are independently recalculated internally and reviewed for reasonableness at the position level on a monthly basis. TRS prices are obtained from the respective counterparties. These prices are also internally recalculated and reviewed for reasonableness at the position level on a monthly basis. The Company does not have insight into the specific inputs used by third-party vendors; however, the key unobservable input would generally include the spread.
(c)    Valuation of Separate Account Assets and Separate Account Derivative Liabilities
Separate account assets and Separate account derivative liabilities, with the exception of certain bonds, cash, cash equivalents, and investment income due and accrued, are carried at fair value, which is based on the fair value of the underlying assets. Funds in the separate accounts are primarily invested in variable investment option funds with the following investment types: bond, domestic equity, international equity, or specialty. Variable investment option funds are included in Level 1 because their fair value is based on net asset values that are quoted as prices (unadjusted) in an active, observable market. The remaining investments are categorized similar to the investments held by the Company in the general account (e.g., if the separate account invested in bonds, short-term investments and derivatives, that portion could be classified within Level 2 or Level 3).
(d)    Level 3 Rollforward
The following table provides a reconciliation of the beginning and ending balances for the Company’s Level 3 assets and liabilities measured at fair value on a recurring basis:

	January 1, 2021	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) included in Surplus	Purchases, Issuances, Sales, and Settlements	March 31, 2021

Common stocks	1	—	—	—	—	—	1
Preferred stocks	—	41	—	(2)	1	—	40
TRS assets	7	—	—	56	6	(56)	13
Total Level 3 Assets	8	41	—	54	7	(56)	54

TRS liabilities	(18)	—	—	(228)	(83)	228	(101)
Total Level 3 Liabilities	$(18)	—	—	(228)	(83)	228	(101)

	January 1, 2020	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) included in Surplus	Purchases, issuances, sales and settlements	December 31, 2020

Common stocks	1	—	—	—	—	—	1
TRS assets	1	—	—	960	6	(960)	7
Total Level 3 Assets	2	0	0	960	6	(960)	8

TRS liabilities	(13)	—	—	(568)	(5)	568	(18)
Total Level 3 Liabilities	$(13)	—	—	(568)	(5)	568	(18)

29 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(e)    Transfers
The Company reviews its fair value hierarchy classifications annually. Transfers between levels occur when there are changes in the observability of inputs and market activity.
All transfers into Level 3 were a result of observable inputs no longer being considered reliable or could no longer be validated against an alternative source. Level 3 transfers are measured at the end of the period. The transfers out of Level 3 were a result of securities no longer being carried at fair value as a result of new availability of reliable observable inputs or the ability to validate market price of the security against an alternative source.
(f)    Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs
Bonds: The primary unobservable input used in the discounted cash flow models for states and political subdivisions, foreign government, and corporate bonds is a corporate index option adjusted spread (OAS). The corporate index OAS used is based on a security's sector, rating, and average life. A significant increase (decrease) of the corporate index OAS in isolation could result in a decrease (increase) in fair value.
Collateralized debt obligation (CDO) and mortgage-backed securities are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs used; however, the key unobservable inputs would generally include default rates. A significant increase (decrease) in default rates in isolation could result in an decrease (increase) in fair value.
Common and preferred stocks: The primary unobservable inputs used to value common and preferred stock are indicative quotes received from third-party vendors and subsequent offering prices. A significant increase (decrease) in either the indicative quotes or offering prices in isolation could result in an increase (decrease) in fair value.
Derivative assets and liabilities: The TRS are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs used; however, the key unobservable input would generally include the spread. For a long position, a significant increase (decrease) in the spread used in the fair value of the TRS in isolation could result in higher (lower) fair value. For a short position, a significant increase (decrease) in the spread used in the fair value of the TRS in isolation could result in lower (higher) fair value.
(g)    Estimates
The Company has been able to estimate the fair value of all financial assets and liabilities.

30 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(h)    Aggregate Fair Value of Financial Instruments
The following tables present the carrying amounts and fair values of all financial instruments at March 31, 2021 and December 31, 2020 (b):

	2021
			Fair Value
	Aggregate Fair Value	Admitted Assets/ Carrying Value	Level 1	Level 2	Level 3
Financial Assets
Bonds	$110,895	100,783	5,103	89,264	16,528
Preferred stocks, unaffiliated	40	40	—	—	40
Common stocks, unaffiliated	359	359	204	—	155
Mortgage loans on real estate	16,167	15,901	—	—	16,167
Cash equivalents	848	848	658	190	—
Derivative assets	3,664	3,628	51	3,600	13
Securities lending reinvested collateral assets	2,821	2,821	—	2,821	—
Other invested assets	756	756	—	17	739
Corporate owned life insurance (COLI)	670	670	—	670	—
Separate account assets	48,411	48,173	22,570	25,841	—
Financial Liabilities
Deposit-type contracts	$5,299	4,699	—	—	5,299
Other investment contracts	102,157	94,206	—	—	102,157
Borrowed money	3,593	3,601	—	—	3,593
Derivative liabilities	3,130	3,103	43	2,986	101
Payable for securities lending	3,171	3,171	—	3,171	—
Payable for securities	188	188	—	—	188
Separate account liabilities	48,411	48,173	22,570	25,841	—

(b) The Company does not have any assets or liabilities measured at NAV that are included in Level 2 in this table. In addition, the Company has no assets or liabilities for which it is not practicable to measure at fair value.

31 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

	2020
			Fair Value
	Aggregate Fair Value	Admitted Assets/ Carrying Value	Level 1	Level 2	Level 3
Financial Assets
Bonds	$115,710	99,088	4,995	93,714	17,001
Preferred stocks, unaffiliated	43	41	—	—	43
Common stocks, unaffiliated	234	234	163	—	71
Mortgage loans on real estate	17,117	15,634	—	—	17,117
Cash equivalents	878	878	448	430	—
Derivative assets	4,179	4,114	136	4,036	7
Securities lending reinvested collateral assets	2,587	2,587	—	2,587	—
Other invested assets	757	757	—	23	734
COLI	653	653	—	653	—
Separate account assets	46,886	45,901	22,732	24,154	—
Financial Liabilities
Deposit-type contracts	$5,395	4,749	—	—	5,395
Other investment contracts	103,518	95,083	—	—	103,518
Borrowed money	1,516	1,501	—	—	1,516
Derivative liabilities	3,275	3,262	96	3,161	18
Payable for securities lending	2,587	2,587	—	2,587	—
Payable for securities	199	199	—	—	199
Separate account liabilities	46,886	45,901	22,732	24,154	—

(b) The Company does not have any assets or liabilities measured at NAV that are included in Level 2 in this table. In addition, the Company has no assets or liabilities for which it is not practicable to measure at fair value.

A description of the Company’s valuation techniques for financial instruments not reported at fair value and categorized within the fair value hierarchy is shown below:
Valuation of FHLB Stock
FHLB stock, included in Common stocks, is not traded in an active market and is categorized in Level 3. FHLB stock is carried at cost, which approximates fair value unless it is impaired, based on provisions within the Company’s FHLB agreement that allow for return of outstanding shares of FHLB stock at the Company’s cost basis.
Valuation of Mortgage Loans on Real Estate
The fair value of commercial mortgage loans on real estate is calculated by analyzing individual loans and assigning ratings to each loan based on a combination of loan-to-value ratios and debt service coverage ratios. Fair value is determined based on the contractual cash flows of each loan and the current market interest rates for similar loans. The fair value of residential mortgage loans on real estate is calculated by discounting estimated cash flows, with discount rates based on current market conditions.

32 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

Valuation of Cash Equivalents
Cash equivalents are comprised of money market mutual funds, cash sweep accounts, and reverse repurchase agreements. The fair value of money market mutual funds and cash sweep accounts is based on quoted market prices in active markets and included in Level 1. Reverse repurchase prices are provided by third-party pricing sources and included in Level 2, because the inputs used to determine fair value are market observable.
Valuation of Securities Lending Reinvested Collateral Assets
Collateral held from securities lending agreements is comprised of cash and cash equivalents and highly liquid short-term investments. Fair values are determined and classified within the fair value hierarchy in a manner consistent with the method utilized to determine the fair value of similar securities held within the Company’s general account investment portfolio.
Valuation of Other Invested Assets
Other invested assets include LIHTC investments (including the unfunded commitment asset), limited partnership investments, loans to affiliates, and restricted stock unit (RSU) assets. As there is no observable market data on which to calculate fair value of the LIHTC investment balances, the fair value is set equal to carrying value. Limited partnership investments are recorded using the cost method in line with SSAP No. 48 – Joint Ventures, Partnerships and Limited Liability Companies using unobservable inputs. Loans to affiliates are carried at cost; due to the lack of an active market, the current carrying value is the only market price at which the transaction could be settled, the Company believes cost approximates fair value. Due to the use of unobservable inputs, LIHTC investments, limited partnership investments, and loans to affiliates are categorized as Level 3. RSU assets tied to the share price of Allianz SE stock but does not participate in an active market and is categorized as Level 2.
Valuation of COLI
The COLI policies held by the Company are carried at their respective cash surrender values, which approximates fair value. The cash surrender value of the policies is based on the value of the underlying assets, which are regularly priced utilizing observable inputs. The COLI asset is included within Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
Valuation of Deposit-Type Contracts
Fair values of deposit-type contracts are based on discounted cash flows using internal inputs, including the discount rate and consideration of the Company’s own credit standing and a risk margin for actuarial inputs.
Valuation of Other Investment Contracts
Other investment contracts are included within Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Other investment contracts include certain reserves related to deferred annuities and other payout annuities that may include life contingencies, but do not have significant mortality risk due to substantial periods certain. Fair values are based on discounted cash flows using internal inputs, including the discount rate and consideration of the Company’s own credit standing and a risk margin for market inputs.

33 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

Valuation of Borrowed Money
The fair value of the FHLB borrowing is calculated on a discounted cash flow basis. Each position includes a monthly interest rate, a maturity payment amount, and a maturity date. The interest and maturity payments are projected as of the valuation date, and the expected cash flows are discounted using the valuation date swap curve.
Valuation of Payable for Securities Lending
Securities lending payable is set equal the to the cash collateral received. Due to the short-term nature of these loans, the carrying value is deemed to approximate fair value.
Valuation of Payable for Securities
Included in Payable for securities is the LIHTC investments unfunded commitment liability. As there is no observable market data on which to calculate fair value of the LIHTC investment unfunded commitment asset and liability, fair value is set equal to carrying value, and the balance is categorized as Level 3.
Valuation of Separate Account Liabilities
The fair value of separate account liabilities approximates the fair value of separate account assets.

34 of 39

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(5)    Income Taxes
    Reconciliation of Federal Income Tax Rate to Actual Effective Rate
The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

	March 31, 2021	March 31, 2020
Federal income tax rate	21.0%	21.0%
Amortization of IMR	(0.3)	0.8
Dividends received deduction	(0.5)	1.2
Nondeductible expenses	—	(0.3)
Affiliated LLC income	—	0.1
COLI	(0.6)	(5.4)
Tax hedges	(8.9)	48.7
Tax hedge reclassification (1)	0.8	(7.7)
Tax credits	(2.4)	5.5
Change in deferred taxes on impairments	—	22.6
Change in deferred taxes on nonadmitted assets	(0.2)	0.8
Reinsurance	5.5	3.6
Change in valuation	—	0.1
NOL Carryback Benefit	—	56.6
Tax Contingencies	0.2	—
Realized Capital Gains Tax	2.1	(7.5)
Other	(0.1)	0.3
Effective tax rate	16.6%	140.4%

Federal and foreign income taxes incurred	27.1%	254.3%
Realized Capital Gains Tax	2.1	(7.5)
Change in net deferred tax	(12.6)	(106.4)
Effective tax rate	16.6%	140.4%

(6)    Reinsurance
During the three months ended March 31, 2021, the Company entered into a new reinsurance agreement that included policies or contracts that were in force or which had existing reserves established by the Company as of the effective date of the agreement. The agreement resulted in a reduction in Policyholder liabilities, life policies and annuity contracts in the amount of $224 as of the effective date of the agreement.
(7)Related-Party Transactions
(a)     Organization Changes
The Company legally dissolved and terminated its subsidiary, Allianz Annuity Company of Missouri (AAMO), by voluntary action on February 24, 2020. Upon termination, AAMO paid an insignificant dividend to the Company.
On July 1 2020, American Financial Marketing, LLC, Ann Arbor Annuity Exchange, LLC, GamePlan Financial Marketing, LLC, and The Annuity Store Financial & Insurance Services, LLC, all of which are wholly owned subsidiaries of TruChoice Financial Group, LLC (TruChoice), which is a wholly owned subsidiary of AIIG,

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

which is a wholly owned subsidiary of the Company, merged into TruChoice. TruChoice was the surviving entity.

Allianz Investment Management U.S. LLC, a Minnesota limited company was formed on October 11, 2020. Allianz Life is its direct parent.

On January 1, 2021, the Company formed Allianz Strategic Investments (ASI), a non-insurance subsidiary. ASI's sole operations are investment activities associated with direct equity holdings performed in coordination with Allianz Life.
(b)    Related-Party Invested Assets
The Company has an agreement to lend AZOA $39. The remaining loan balance was $39 as of March 31, 2021 and December 31, 2020 and is included in Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Repayment of this loan will begin in 2021 and has a final maturity date of August 30, 2023. The interest rate is a fixed rate of 0.34%. Interest income earned and accrued had an immaterial impact to the Company during the three months ended March 31, 2021 and 2020, respectively.
The Company has investments in limited partnerships that are managed by its affiliate Pacific Investment Management Company (PIMCO). The total committed capital for this investment is $100 of which $64 and $45 is unfunded as of March 31, 2021 and December 31, 2020, respectively. As of March 31, 2021 and December 31, 2020, the fair value of the investment is $35 and $35, respectively, and is recorded in Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company has a seed money investment in exchange traded funds that are managed by a related party, PIMCO, with a reported balance of $35 as of March 31, 2021 within Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company invests in bonds that are managed by a related party, PIMCO. The total committed capital for the bond is $135, of which $135 was unfunded as of March 31, 2021. The Company reported a balance of $0 as of March 31, 2021 related to the PIMCO bonds.
The Company has a seed money investment in exchange traded funds that are managed by a related party, AIM. The Company reported a balance of $104 and $58 as of March 31, 2021 and December 31, 2020 related to the seed money investment within Stocks on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. There is no additional commitment related to these investments.
(c)     Service Fees
The Company incurred fees for services provided by affiliated companies of $47 and $42 in the three months ended March 31, 2021 and 2020, respectively. The Company’s liability for these expenses was $31 and $37 at March 31, 2021 and December 31, 2020, respectively, and is included in Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. In the normal course of business, the outstanding amount is settled in cash.
The Company earned revenues for various services provided to affiliated companies and subsidiaries of $13 and $15 in the three months ended March 31, 2021 and 2020, respectively. The receivable for these revenues was $5 and $6 at March 31, 2021 and December 31, 2020, respectively, and is included in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. In the normal course of business, the outstanding amount is settled in cash.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

The Company has agreements with its affiliates PIMCO, Oppenheimer Capital LLC (OpCap), and with certain other related parties whereby (1) specific investment options managed by PIMCO and OpCap are made available through the Company's separate accounts to holders of the Company's variable annuity products, and (2) the Company receives compensation for providing administrative and recordkeeping services relating to the investment options managed by PIMCO and OpCap. Income recognized by the Company from these affiliates for distribution and in-force related costs as a result of providing investment options to the contractholders was $2 during the three months ended March 31, 2021 and 2020, which is included in Fees from separate accounts on the Statutory Statements of Operations. At March 31, 2021 and December 31, 2020, $1 was included for related receivables of these fees in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company has incurred commission expense related to the distribution of variable annuity products from Allianz Life Financial Services, LLC (ALFS) in the amount of $97 and $71 for the three months ended March 31, 2021 and 2020, respectively. The Company has an agreement with ALFS, whereby interest receivable is assigned to the company and 12b-1 fee receivables are assigned to the Company and AZNY. The Company has also agreed with AZNY to share in reimbursing ALFS for direct and indirect expenses incurred in performing services for the Company and AZNY. In the event that assigned receivables exceed expenses, ALFS records a dividend-in-kind to the Company and a loss on the transaction with AZNY. The Company recorded net expense from this agreement of $7 and $4 for the three months ended March 31, 2021 and 2020, respectively.
(d)     Capital Contributions and Dividends with Subsidiaries
During the the three months ended March 31, the Company received dividends from its subsidiaries as follows:

	March 31, 2021	March 31, 2020
Allianz Investment Management, LLC (AIM)	$10	$14
Allianz Investment Management U.S., LLC (AIM US)	3	—
	$13	$14

During the three month periods ended March 31, the Company made capital contributions to subsidiaries as follows:

	March 31, 2021	March 31, 2020
ALFS	$7	$4
AIM US	8	—
	$15	$4

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

(e)     Reinsurance
The Company wholly-owns AZMO, a Special Purpose Life Reinsurance Captive Insurance Company domiciled in Missouri. The Company cedes to AZMO, and AZMO provides reinsurance on a coinsurance basis and modified coinsurance basis, a 100% quota share of the Company’s net liability of level term life insurance policies and certain universal life insurance policies written directly by the Company. The Company recorded an immaterial amount of premium and ceding commission for the three months ended March 31, 2021 and 2020, respectively. In addition, the Company recorded a deferred gain of $97 upon execution of the reinsurance agreement in 2009, of which $1 was amortized in the three months ended March 31, 2021 and 2020, respectively, and included in Commissions and expense allowances on reinsurance ceded on the Statutory Statements of Operations.
The Company has reinsurance recoverables and receivables related to reinsurance agreements with affiliated entities. Total affiliated reinsurance recoverables and receivables were $5 and $3 as of March 31, 2021 and December 31, 2020, respectively, and are included in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(f)     Line of Credit Agreement
The Company has a line of credit agreement with AZNY, to provide liquidity, as needed. The Company’s lending capacity under the agreement is limited to 5% of the general account admitted assets of AZNY as of the preceding year end. No amounts have been borrowed during the three months ended March 31, 2021 and for the year ended December 31, 2020.

(8)    Commitments and Contingencies
The Company and its subsidiaries are named as defendants in various pending or threatened legal proceedings on an ongoing basis, arising from the conduct of business, including two putative class action proceedings: Sanchez v. Allianz Life Ins. Co. of North America (Superior Court of California, L.A. County, BC594715), which has been certified as a class, and Small v. Allianz Life Ins. Co. of North America (United Stated District Court, Central District of California, Case No. 2:20-cv-01944-AB (KESx), which has not been certified as a class action. The Company generally intends to vigorously contest the lawsuits, but may pursue settlement negotiations in some cases, if appropriate. The outcome of the cases is uncertain at this time, and there can be no assurance that such litigation, or any future litigation, will not have a material adverse effect on the Company and/or its subsidiaries. The Company recognizes legal costs as incurred.
The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.
The financial services industry, including mutual funds, variable and fixed annuities, life insurance, distribution companies, and broker-dealers, is subject to close scrutiny by regulators, legislators, and the media.
Federal and state regulators, such as state insurance departments, state securities departments, the SEC, the Financial Industry Regulatory Authority, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning various selling practices, including suitability reviews, product exchanges, sales to seniors, and compliance with, among other things, insurance and securities law. The Company is subject to ongoing market conduct examinations and investigations by regulators, which may have a material adverse effect on the Company.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Statutory Financial Statements (unaudited)
(Dollars in millions, except share data and security holdings quantities)

It can be expected that annuity and life product designs, management, and sales practices will be an ongoing source of regulatory scrutiny and enforcement actions, litigation, and rulemaking.
These matters could result in legal precedents and new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. It is unclear at this time whether any such litigation or regulatory actions will have a material adverse effect on the Company in the future.
Certain guarantees of the Company provide for the maintenance of a subsidiary’s regulatory capital, surplus levels and liquidity sufficient to meet certain obligations. Those unlimited guarantees are made on behalf of certain wholly owned subsidiaries (AZNY, AZMO, ALFS and Questar Capital Corporation, through its parent, Yorktown). These guarantees are not limited and cannot be estimated as of the balance sheet date. From time to time, the Company makes capital contributions to these subsidiaries as needed under the guarantees. Capital contributions made during the three months ended March 31, 2021 and 2020 are detailed in Note 7.
The Company had investments in limited partnerships that required a commitment of capital of $310 and $306 as of March 31, 2021 and December 31, 2020, respectively. The Company had commitments to fund private placement investments of $420 and $187 as of March 31, 2021 and December 31, 2020, respectively.

(9)    Subsequent Events
The Company has evaluated subsequent events through July 2, 2021, which is the date the Statutory Financial Statements were available to be issued. No material subsequent events have occurred since March 31, 2021 that require adjustment to the Statutory Financial Statements.

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Appendix F – Selected Financial Data and Statutory Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations (For the 12 month period ended December 31, 2020)
The following discussion of our financial condition and results of operations should be read in conjunction with our statutory financial statements and notes to those statements included in this Appendix. The discussion and analysis in this Appendix includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2021 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”
Statutory Financial Statements
The statutory financial statements of Allianz Life Insurance Company of North America as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 included in this Appendix F have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The principal business address of PricewaterhouseCoopers LLP is 45 South Seventh Street, Suite 3400, Minneapolis, MN.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021
Appendix F

Part I

Item 11(f).
Selected Financial Data
(dollars in millions, unless otherwise stated)
The following table sets forth the Company’s selected historical financial data. The selected financial data has been derived from the Statutory Financial Statements included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s audited Statutory Financial Statements.
These historical results are not necessarily indicative of results to be expected for any future period.

	Year ended December 31,
Selected income data	2020	2019		2018	2017	2016
Premium and annuity considerations*	$10,542	13,029		12,193	10,231	12,914
Net investment income	4,864	4,839		4,593	4,504	4,361
Ceded reinsurance reserve and expense adjustments	(45)	329		245	612	157
Fees from separate accounts	567	613		676	719	726
Other income	694	(13)		(3)	150	179
Total income	16,622	18,797		17,704	16,216	18,337
Policyholder benefits and surrenders	10,343	10,368		9,436	8,649	8,111
Change in aggregate reserves	2,465	1,034		7,299	10,628	7,755
General and administrative and commission	1,739	1,878		1,770	1,616	1,824
Net transfers to (from) separate accounts	1,460	5,254		(2,009)	(1,851)	(1,380)
Total benefits and other expenses	16,007	18,534		16,496	19,042	16,310
Income tax expense (benefit)	18	773		(51)	24	530
Net realized capital gain (loss)	142	1,053		(490)	3,655	(486)
Net income (loss)	$739	543	—	769	805	1,011
Capital and Surplus:
Change in unrealized capital gain (loss)	$(61)	719		(230)	(78)	180
Dividends to parent	(750)	(325)		—	(780)	(894)
Other change in capital & surplus	(220)	441		26	(101)	46
Net change in capital & surplus	$(292)	1,378		565	(154)	343
*Includes premiums and annuity and supplementary contract considerations.

	As of December 31,
Selected balance sheet data	2020	2019	2018	2017	2016
Total cash and invested assets	$125,229	121,870	117,203	109,328	99,840
Investment income due and accrued	1,040	1,031	1,047	1,004	962
Other admitted assets	1,218	945	951	982	685
Separate account assets	45,901	34,638	22,835	26,755	26,071
Total admitted assets	173,388	158,484	142,036	138,069	127,558
Total policyholder liabilities	109,353	107,098	107,118	100,433	90,504
Other liabilities	10,473	8,794	5,507	4,869	4,818
Separate account liabilities	45,901	34,638	22,835	26,755	26,071
Total liabilities	165,727	150,530	135,460	132,057	121,393
Total capital and surplus	7,661	7,954	6,576	6,011	6,165

Allianz Life Insurance Company of North America
NAIC Group Code: 0761
NAIC Company Code: 90611

Item 11(h).
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis provides an assessment by management of the Company’s financial condition as of December 31, 2020, compared with December 31, 2019, and its results of operations for each of the three years ended December 31, 2020, 2019, 2018, respectively. The information contained herein should be read in conjunction with the financial statements, notes, exhibits and schedules in the 2020 and 2019 Annual Statement and audited Statutory Financial Statements of the Company. Amounts are presented on a non-consolidated basis in accordance with Statutory Accounting Principles (SAP).
Forward-looking Statements
This report reviews the Company’s financial condition and results of operations. Where appropriate, factors that may affect future financial performance are also identified and discussed. Certain statements made in this report include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking statements include any statement that may predict, forecast, indicate or imply future results, performance or achievements instead of historical facts, and may contain words like “believe”, “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “plan”, “will”, “shall”, “may”, and other words, phrases or expressions with similar meaning. Forward-looking statements are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a prediction of actual results. The Company undertakes no obligation to update publicly or revise any forward-looking statements.
Company Overview
Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), which is a subsidiary of Allianz Europe, B.V.. Allianz Europe, B.V. is a wholly owned subsidiary of Allianz SE, the Company’s ultimate parent, which is incorporated in Munich, Germany. The Company is a life insurance company domiciled in the State of Minnesota and is licensed to sell insurance products in all U.S. states, except New York, several U.S. territories, and Canada. The Company offers a portfolio of individual fixed-indexed annuities, variable-indexed annuities, and individual ordinary fixed-indexed universal life (FIUL) products. The Company’s products are either sold through licensed independent agents contracted with a field marketing organization or insurance agency, or licensed registered representatives contracted with a broker/dealer. The Company also maintains a closed portfolio of individual and group long-term care (LTC) and group life, annuity and accident and health policies, and does not actively issue new policies related to these products.
The Company has organized its principal operations into the following segments: Individual Annuities, Life, and Legacy.
Individual Annuities
The Individual Annuities segment provides tax-deferred investment growth and lifetime income opportunities for our customers through fixed, fixed-indexed, variable-indexed, and variable annuities. The “fixed” and “variable” classifications describe whether we or the contractholders bear the investment risk of the assets supporting the contract. We are one of the largest sellers of fixed-indexed and variable-indexed products. Fixed and variable annuities provide for both asset accumulation and asset distribution needs. Our Individual Annuity products are sold through both independent and wholly-owned distribution channels made up of agents and registered representatives.
Fixed and fixed-indexed annuities provide guarantees related to the preservation of principal and interest credited. In 2020, sales of our fixed-indexed annuity products were lower than the prior year due to the low interest rate environment and social distancing constraints as a result of the coronavirus pandemic. In 2019, sales of our fixed-indexed annuity products were lower than the prior year due to the product changes made in response to the continued low interest rate environment.
Variable annuities allow the contractholder to make deposits into various investment options and also have unique product features that allow for guaranteed minimum income benefits, guaranteed minimum accumulation benefits, guaranteed minimum death benefits, and guaranteed minimum withdrawal benefits. The variable annuity products with guaranteed minimum benefits which provide a minimum return based on their initial deposit may be increased by additional deposits, bonus amounts, or other account crediting features. The income and accumulation benefits shift a portion of the investment risk from the contractholder back to the Company. The Company's variable annuity sales strategy has shifted to variable-indexed annuity products, which combines a separate account option with a general account option that is similar to a fixed-indexed annuity. In 2020, sales of the variable-indexed annuity were higher than the prior year due to strong sales for the Index Advantage Income® product driven by the market environment and a 2020 sales promotion. In 2019, sales of the variable-indexed annuity were higher than the prior year due to a sales promotion related to the new Allianz Index Advantage Income® product.

Selected Financial Data and Management's Discussion and Analysis

Life
Our life insurance products provide flexibility and control over a person’s assets, providing the assurance that the beneficiaries will be protected after the insured is gone and, in certain cases, to add cash value accumulation potential. The sales focus of our Life segment is our FIUL insurance products. Deposits are credited to an account maintained for the policyholder. Our individual life products are sold through independent distribution channels made up of agents and registered representatives. The Life business has continued to grow for the last several years and was driven by strong product proposition and expanded accelerated underwriting.
Legacy
The Legacy business consists of closed blocks of LTC and Special Markets products. The Special Markets products include individual and group annuity and life products, including universal life and term life insurance. Although Legacy products are part of the total results, the Company does not allocate additional resources to these areas other than to maintain the operational support to its current customers. The Company enters into reinsurance agreements to manage risk resulting from businesses we have chosen to exit. The performance of these product lines is not material enough to warrant discussion as separate operating segments.
Income and Expense Allocation
We maintain segregated investment portfolios at the subsidiary level but do not maintain segregated portfolios for each segment. All net investment income and other Corporate income and expense activity is allocated to the segments. Assets are only monitored at the total Company level, and as such, asset disclosures by segment are not included herein.
Income and expense related to assets backing policyholder reserves are allocated to the segments based on policyholder statutory reserve levels. The results of our segments also reflect allocation of income and expense related to assets backing surplus. Income and expense related to assets backing surplus are allocated to the segments based on required capital levels for each segment.
Basis of Presentation
The Statutory Financial Statements have been prepared in accordance with accounting practices prescribed or permitted by the Minnesota Department of Commerce (the Department). The Department recognizes statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and its solvency under Minnesota insurance law. The state of Minnesota has adopted the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual as its prescribed basis of SAP, without significant modification. The Company has no material statutory accounting practices that differ from those of the Department or NAIC SAP. These practices differ in some respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The effects of these differences, while not quantified, are presumed to be material to the Statutory Financial Statements.
The preparation of Statutory Financial Statements in conformity with NAIC SAP requires management to make certain estimates and assumptions that affect reported amounts of admitted assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2020, and 2019 and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used within the Statutory Financial Statements. Such changes in estimates are recorded in the period they are determined.
Adoption of New Financial Accounting Standards
See Note 3 – “Accounting Changes and Correction of Errors” of the Company’s audited Statutory Financial Statements in this prospectus for information related to recent accounting pronouncements.
Application of Critical Accounting Policies
Our accounting policies require management to make interpretative and valuation judgments and to make estimates based upon assumptions that affect the amounts of assets, liabilities, revenues, and expenses reported in our Statutory Financial Statements. Because the use of assumptions and estimates inherently entails uncertainty, the effects of accounting policies under different conditions could produce results that are significantly different. A discussion of the presentation of the business factors that affect critical accounting policies can be found in Note 2 of the accompanying Statutory Financial Statements and are summarized below.

Selected Financial Data and Management's Discussion and Analysis

Accounting for Investments
Investment valuation and presentation are determined to be in accordance with methods prescribed by the NAIC. See Note 5 and 6 of the audited Statutory Financial Statements for additional information regarding the portfolio and fair value of investments.
Aggregate Reserves for Life Policies and Annuity Contracts
See Notes 12 through 14 of the audited Statutory Financial Statements for additional information regarding our annuity and life actuarial reserves, deposit liabilities, and separate accounts.
Derivatives
See Note 2 and 5 of the audited Statutory Financial Statements for additional information regarding our derivatives and hedging instruments.
Reinsurance
See Note 11 of the audited Statutory Financial Statements for additional information regarding reinsurance agreements we have entered into to manage insurance risk, as well as businesses we exited.
Income Taxes
See Note 9 of the audited Statutory Financial Statements for additional information regarding income tax estimates and assumptions.

Selected Financial Data and Management's Discussion and Analysis

Results of Operations

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Income:
Premium and annuity considerations*	$10,542	13,029	12,193	$(2,487)	(19.1)%	$836	6.9%
Net investment income	4,864	4,839	4,593	25	0.5	246	5.4
Ceded reinsurance reserve and expense adjustments	(45)	329	245	(374)	(113.7)	84	34.3
Fees from separate accounts	567	613	676	(46)	(7.5)	(63)	(9.3)
Other income	694	(13)	(3)	707	NM**	(10)	(333.3)
Total income	16,622	18,797	17,704	(2,175)	(11.6)	1,093	6.2
Benefits and other expenses:
Policyholder benefits and surrenders	10,343	10,368	9,436	(25)	(0.2)	932	9.9
Change in aggregate reserves	2,465	1,034	7,299	1,431	138.4	(6,265)	(85.8)
General and administrative and commission	1,739	1,878	1,770	(139)	(7.4)	108	6.1
Net transfers to (from) separate accounts	1,460	5,254	(2,009)	(3,794)	(72.2)	7,263	361.5
Total benefits and other expenses	16,007	18,534	16,496	(2,527)	(13.6)	2,038	12.4
Pretax income (loss)	615	263	1,208	352	133.8	(945)	(78.2)
Income tax expense (benefit)	18	773	(51)	(755)	(97.7)	824	NM**
Net realized capital gain (loss)	142	1,053	(490)	(911)	(86.5)	1,543	314.9
Net income (loss)	$739	543	769	$196	36.1%	$(226)	(29.4)%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(61)	719	(230)	$(780)	(108.5)%	$949	412.6%
Dividends to parent	(750)	(325)	—	(425)	(130.8)	(325)	—
Other change in capital & surplus	(220)	441	26	(661)	(149.9)	415	NM**
Net change in capital & surplus	$(292)	1,378	565	$(1,670)	(121.2)%	$813	143.9%
*Includes premiums and annuity and supplementary contract considerations.
**Not meaningful
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Overview
The decrease in capital and surplus was primarily driven by volatility within the equity market movements resulting in hedging losses, a ceded reinsurance recapture in fixed-indexed annuities, and an increase in the 2020 dividend payment to the parent.
Income
•Premium and annuity considerations: Premium and annuity considerations decreased primarily due to lower fixed-indexed annuity sales based upon product changes made in response to the continued low interest rate environment and social distancing constraints impacting sales methods. This was partially offset by higher variable-indexed annuity premium driven by a 2020 sales promotion all within the Individual Annuities segment. The Life segment increased as a result of an increase in first year and renewal premiums due to a growing block of business.
•Net investment income: Net investment income increased due to an increase in average invested assets and positive cash flows.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments decreased primarily due to impacts from a ceded reserve recapture that was executed in 2020 in the Individual Annuities segment.
•Fees from separate accounts: Fees from separate accounts decreased primarily due to lower average separate account

Selected Financial Data and Management's Discussion and Analysis

assets as a result of outflows due to policyholder activity and negative equity market impacts in early 2020 in the Individual Annuities segment.
•Other income: Other income increased primarily due to an increase in derivative income on interest rate swaps that hedge variable annuities and amortization of the deferred hedge liability under SSAP No. 108 in the Individual Annuities segment.
Benefits and Other Expenses
•Change in aggregate reserves: Change in aggregate reserves increased primarily due to a change in presentation of assets and liabilities relating to the variable-indexed product in 2019. In 2019, the Company transferred assets from the general account to the separate account to align with state product filing requirements, and the reserve decrease is completely offset in Net transfers to(from) separate accounts. In addition, variable annuity reserves increased in 2020 driven by overall net growth in the variable-index annuity block of business. This was partially offset by the decrease of the fixed-index annuity reserves driven by lower index credits as a result of the less favorable equity market increase and lower fixed-indexed annuity premiums due to the decrease in production..
•General and administrative and commission: General, administrative and commission expense decreased primarily due to a decrease in commissions expense as a result of lower overall premium as discussed above.
•Net transfers to (from) separate accounts: Net transfers to (from) separate accounts decrease is driven by the aforementioned 2019 presentation of assets and liabilities for variable-indexed annuities change referenced in the Change in aggregate reserves in the Individual Annuities segment. The decrease in Net transfers to (from) separate accounts was partially offset by lower policyholder activity.
•Income tax expense (benefit): There is a federal income tax expense due to impacts from hedging gains in the Company's Individual Annuity and Life segments which was partially offset by a tax net operating loss carry back recorded in 2020.
•Net realized capital gain (loss): Net realized capital gains decreased due to lower gains on derivatives used to economically hedge the Company's product liabilities as a result of less favorable equity markets in the Individual Annuities and Life segments, as well as unfavorable investment results due to impairments.
Capital and Surplus
•Change in unrealized capital gain (loss): Unrealized capital losses are primarily due to negative hedging results on fixed-indexed and variable-indexed annuities in the Individual Annuities segment and the Life segment.
•Dividends to parent: Dividends of $750 were paid to the parent in 2020.
•Other change in capital and surplus: Other change in capital and surplus decreased due to a fixed-indexed ceded reserve recapture that was completed in 2020, and an increase in AVR that decreased capital and surplus due to the growth of the Company's investment portfolio.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Overview
The increase in capital and surplus was primarily driven by positive equity market movements resulting in realized and unrealized hedging gains, a new reinsurance agreement covering certain fixed-indexed annuities, and increases in premium and annuity considerations within the Individual Annuities and Life segments. This was partially offset by the 2019 dividend payment to the parent, and an increase in policyholder benefits and surrenders.
Income
•Premium and annuity considerations: Individual Annuities premium and annuity considerations increased primarily due to a variable-indexed annuity product sales promotion in 2019 and increased Life first year and renewal premiums due to the growing block of business. This was partially offset by lower fixed-indexed annuity sales due to product changes made in response to the continued low interest rate environment in 2019.
•Net investment income: Net investment income increased due to an increase in average invested assets and positive cash flows.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments increased primarily due to new reinsurance agreements entered into in 2019 in the Individual Annuities segment.

Selected Financial Data and Management's Discussion and Analysis

•Fees from separate accounts: Fees from separate accounts decreased primarily due to lower average separate account assets as a result of outflows due to policyholder activity and negative equity market impacts in late 2018 in the Individual Annuities segment. The 2018 equity market downturn resulted in lower average assets under management throughout 2019.
•Other income: Other income decreased primarily due to lower derivative income on interest rate swaps that hedge changes in cash flows for variable annuities in the Individual Annuities segment.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased primarily due to an increase in fixed-indexed annuity surrenders within the Individual Annuities segment driven by policyholder activity, and are impacted by the surrender period of the underlying annuity contract. Policyholder benefits and surrenders in the Life Segment also increased primarily due to policyholder activity and an increase in death claims.
•Change in aggregate reserves: Change in aggregate reserves decreased primarily due to a change in presentation of assets and liabilities relating to the variable-indexed product in 2019 in the Individual Annuities segment. The Company transferred assets from the general account to the separate account to align with state product filing requirements. The change is completely offset in Net transfers to (from) separate accounts. This decrease was partially offset by the growth of the fixed-index annuity reserves driven by higher index credits as a result of the year over year equity market increase in the Individual Annuities segment.
•General and administrative and commission: General, administrative and commission expense increased primarily due to an increase in commissions expense as a result of higher premium as discussed above.
•Net transfers to (from) separate accounts: Net transfers to (from) separate accounts increase is driven by afore mentioned 2019 presentation of assets and liabilities for variable-indexed annuities change referenced in the Change in aggregate reserves in the Individual Annuities segment. The increase in Net transfers to (from) separate accounts was partially offset by higher policyholder withdrawals.
•Income tax expense (benefit): There is a federal income tax expense due to impacts from hedging gains in the Company's Individual Annuity and Life segments.
•Net realized capital gain (loss): Net realized capital gains increased due to gains on derivatives used to economically hedge the Company's product liabilities as a result of an increase in equity markets in the Individual Annuities and Life segments.
Capital and Surplus
•Change in unrealized capital gain (loss): Unrealized capital gains are primarily due to positive hedging results on fixed-indexed annuities in the Individual Annuities segment and the Life segment.
•Dividends to parent: Dividends of $325 were paid to the parent in 2019.
•Other change in capital and surplus: Other change in capital and surplus increased due to a new reinsurance agreement covering certain fixed-indexed annuities in the Individual Annuities segment and an increase in deferred income taxes. This was offset by an increase in AVR that decreased capital and surplus due to the growth of the Company's investment portfolio.

Selected Financial Data and Management's Discussion and Analysis

Individual Annuities
Segment Results of Operations

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Income:
Premium and annuity considerations*	$9,268	11,969	11,223	$(2,701)	(22.6)%	$746	6.6%
Net investment income	4,531	4,551	4,346	(20)	(0.4)	205	4.7
Ceded reinsurance reserve and expense adjustments	(54)	321	254	(375)	(116.8)	67	26.4
Fees from separate accounts	567	613	676	(46)	(7.5)	(63)	(9.3)
Other income	691	(17)	(3)	708	NM**	(14)	(466.7)
Total income	15,003	17,437	16,496	(2,434)	(14.0)	941	5.7
Benefits and other expenses:
Policyholder benefits and surrenders	10,073	10,078	9,264	(5)	—	814	8.8
Change in aggregate reserves	1,474	289	6,457	1,185	410.0	(6,168)	(95.5)
General and administrative and commission	1,369	1,591	1,518	(222)	(14.0)	73	4.8
Net transfers to (from) separate accounts	1,462	5,258	(2,006)	(3,796)	(72.2)	7,264	362.1
Total benefits and other expenses	14,378	17,216	15,233	(2,838)	(16.5)	1,983	13.0
Pretax income (loss)	625	221	1,263	404	182.8	(1,042)	(82.5)
Income tax expense (benefit)	18	649	(53)	(631)	(97.2)	702	NM**
Net realized capital gain (loss)	67	922	(489)	(855)	(92.7)	1,411	288.5
Net income (loss)	$674	494	827	$180	36.4%	$(333)	(40.3)%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(79)	588	(160)	$(667)	(113.4)%	$748	467.5%
Other change in capital & surplus	(220)	439	36	(659)	(150.1)	403	NM**
Net change in capital & surplus	$375	1,521	703	$(1,146)	(75.3)%	$818	116.4%
*Includes premiums and annuity and supplementary contract considerations.
**Not meaningful
Selected Operating Performance Measures

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Individual Annuities
Deposits	$9,474	12,135	11,318	$(2,661)	(21.9)%	$817	7.2%
In-force	131,228	126,936	118,602	4,292	3.4%	8,334	7.0%
Deposits and in-force amounts in the table above are for direct and assumed business. Deposits reflect amounts collected on both new and renewal business. In-force represents account values of the annuity contracts for our fixed, fixed-indexed, variable, and variable-indexed annuity contracts. In 2020, sales of fixed-indexed annuities were lower than the prior year due to impacts of product changes due to the low interest rate environment and social distancing constraints. This was partially offset by higher variable-indexed annuity sales for the Index Advantage suite of products driven by the market environment and a 2020 sales promotion. In 2019, sales of the variable-indexed annuity were higher than the prior year due to a sales promotion related to the new Allianz Index Advantage Income® product. This was partially offset by lower sales of the fixed-indexed annuity products due to the product changes made in 2019 in response to the continued low interest rate environment.

Selected Financial Data and Management's Discussion and Analysis

Change in Key Market Factors
Our Individual Annuities segment is impacted by various market impacts which are summarized below:

	Year ended December 31,			% change
	2020	2019	2018	2020 - 2019	2019 - 2018
Stock Index
S&P 500	16.26%	28.88%	(6.24)%	(12.62)%	35.12%
NASDAQ 100	47.58%	37.96%	(1.04)%	9.62%	39.00%
BUDBI	9.08%	13.23%	(0.88)%	(4.15)%	14.11%
BUDBI II	6.15%	14.05%	0.40%	(7.90)%	13.65%

	As of December 31,			Basis point (bps) change
	2020	2019	2018	2020- 2019	2019 - 2018
Interest Rates
LIBOR 10yr	0.93%	1.90%	2.71%	(97bps)	(81bps)
LIBOR 20yr	1.32%	2.07%	2.83%	(75bps)	(76bps)
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Overview
The Individual Annuities segment net change in capital and surplus was favorable, but decreased compared to the prior year primarily driven by less favorable equity market movements in 2020 resulting in lower realized hedging gains, unrealized hedging losses, and a recapture of a fixed-index reinsurance agreement.
Income
•Premium and annuity considerations: Premium and annuity considerations decreased primarily due to lower fixed-indexed annuity sales due to product changes made in response to the continued low interest rate environment and social distancing constraints, and lower traditional variable annuity sales driven by product changes. This was partially offset by higher variable-indexed annuity premium driven by a 2020 sales promotion.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments decreased primarily due to impacts from a fixed-indexed ceded reserve recapture that was completed in 2020.
•Fees from separate accounts: Fees from separate accounts decreased primarily due to lower average separate account assets as a result of outflows due to policyholder activity and negative equity market impacts in early 2020.
•Other income: Other income increased primarily due to an increase in derivative income on interest rate swaps that hedge variable annuities and amortization of the deferred hedge liability under SSAP No. 108.
Benefits and Other Expenses
•Change in aggregate reserves: Change in aggregate reserves increased primarily due to a change in presentation of assets and liabilities relating to the variable-indexed product in 2019. In 2019, the Company transferred assets from the general account the separate account to align with state product filing requirements, and the reserve decrease is completely offset in Net transfers to(from) separate accounts. In addition, variable annuity reserves increased in 2020 driven by overall net growth in the variable-index annuity block of business. This was partially offset by the decrease of the fixed-index annuity reserves driven by lower index credits as a result of the less favorable equity market increase and lower fixed-indexed annuity premiums due to the decrease in production.
•General and administrative and commission: General, administrative and commission expense decreased primarily due to a decrease in commissions expense as a result of lower premium as discussed above.
•Net transfers to (from) separate accounts: Net transfers to (from) separate accounts decreased driven by the aforementioned presentation of assets and liabilities for variable-indexed annuities change referenced in the Change in aggregate reserves. The decrease in Net transfers to (from) separate accounts was partially offset by lower policyholder activity.
•Income tax expense (benefit): Income tax expense is driven by a federal income tax expense in 2020 due to impacts from hedging losses.

Selected Financial Data and Management's Discussion and Analysis

•Net realized capital gain (loss): Net realized capital gains decreased due to lower gains on derivatives used to economically hedge the Company's product liabilities as a result of a lower increase in equity markets, as well as unfavorable investment results due to impairments.
Capital and Surplus
•Change in unrealized capital gain (loss): Unrealized capital losses are primarily due to negative hedging results on fixed-indexed annuities and variable-indexed annuities.
•Other change in capital and surplus: Other change in capital and surplus decreased primarily due to a fixed-indexed ceded reserve recapture that was completed in 2020.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Overview
The Individual Annuities segment net change in capital and surplus increase was primarily driven by positive equity market movements resulting in realized hedging gains, a new reinsurance agreement covering certain fixed-indexed annuities, and an increase in premiums and annuity considerations. This was partially offset by an increase in policyholder benefits and surrenders.
Income
•Premium and annuity considerations: Premium and annuity considerations increased primarily due to higher variable-indexed annuity premium driven by a 2019 sales promotion. This was partially offset by lower fixed-indexed annuity sales due to product changes made in response to the continued low interest rate environment and lower traditional variable annuity sales also driven by product changes.
•Net investment income: Net investment income increased due an increase in fixed-indexed average invested assets.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments increased primarily due to new reinsurance agreements entered into in 2019.
•Fees from separate accounts: Fees from separate accounts decreased primarily due to lower average separate account assets as a result of outflows due to policyholder activity and negative equity market impacts in late 2018. The 2018 equity market downturn resulted in lower average assets under management throughout 2019.
•Other income: Other income decreased primarily due to a decrease in derivative income on interest rate swaps that hedge changes in cash flows for variable annuities.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased primarily due to an increase in fixed-indexed annuity surrenders driven by policyholder activity, and are impacted by the surrender period of the underlying annuity contract.
•Change in aggregate reserves: Change in aggregate reserves decreased primarily due to a change in presentation of assets and liabilities relating to the variable-indexed product in 2019. The Company transferred assets from the general account to the separate account to align with state product filing requirements. The change is completely offset in Net transfers to (from) separate accounts. This was partially offset by the growth of the fixed-index annuity reserves driven by higher index credits as a result of the year over year equity market increase partially offset by lower fixed-indexed annuity premiums due to the decrease in production.
•General and administrative and commission: General, administrative and commission expense increased primarily due to an increase in commissions expense as a result of higher premium as discussed above.
•Net transfers to (from) separate accounts: Net transfers to (from) separate accounts increase is driven by afore mentioned 2019 presentation of assets and liabilities for variable-indexed annuities change referenced in the Change in aggregate reserves. The increase in Net transfers to (from) separate accounts was partially offset by higher policyholder withdrawals.
•Income tax expense (benefit): Income tax expense is driven by a federal income tax expense in 2019 due to impacts from hedging gains.
•Net realized capital gain (loss): Net realized capital gains increased due to gains on derivatives used to economically hedge the Company's product liabilities as a result of an increase in equity markets.

Selected Financial Data and Management's Discussion and Analysis

Capital and Surplus
•Change in unrealized capital gain (loss): Unrealized capital gains are primarily due to positive hedging results on fixed-indexed annuities.
•Other change in capital and surplus: Other change in capital and surplus increased due to a new reinsurance agreement covering certain fixed-indexed annuities and an increase in deferred income taxes. This was offset by an increase in AVR that decreased capital and surplus due to the growth of the Company's investment portfolio.
Life
Segment Results of Operations

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Income:
Premium and annuity considerations	$1,115	906	816	$209	23.1%	$90	11.0%
Net investment income	210	177	158	33	18.6	19	12.0
Ceded reinsurance reserve and expense adjustments	3	2	(16)	1	50.0	18	112.5
Other income	2	3	—	(1)	(33.3)	3	—
Total income	1,330	1,088	958	242	22.2	130	13.6
Benefits and other expenses:
Policyholder benefits and surrenders	173	199	96	(26)	(13.1)	103	107.3
Change in aggregate reserves	824	611	658	213	34.9	(47)	(7.1)
General and administrative and commission	343	258	212	85	32.9	46	21.7
Total benefits and other expenses	1,340	1,068	966	272	25.5	102	10.6
Pretax income (loss)	(10)	20	(8)	(30)	(150.0)	28	350.0
Income tax expense (benefit)	—	59	—	(59)	—	59	—
Net realized capital gain (loss)	77	131	(1)	(54)	(41.2)	132	NM*
Net income (loss)	$67	92	(9)	$(25)	(27.2)%	$101	NM*
Capital and Surplus:
Change in unrealized capital gain (loss)	$23	130	(70)	$(107)	(82.3)%	$200	285.7%
Other change in capital & surplus	(4)	4	(6)	(8)	(200.0)	10	166.7
Net change in capital & surplus	$86	226	(85)	$(140)	(61.9)%	$311	365.9%
*Not meaningful
Selected Operating Performance Measures

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Life
First year and renewal premiums	$1,170	960	864	$210	21.9%	$96	11.1%
In-force	50,485	42,700	37,982	7,785	18.2	4,718	12.4
First year and renewal premiums and in-force amounts in the table above are for direct and assumed business. In-force amounts represent life insurance in-force on our FIUL business and certain universal life, and term life business. The continued increase in first year and renewal premiums in 2020, 2019 and 2018 is a result of continued product enhancements and overall strong product proposition. The movement of in-force, year over year, is primarily driven by policyholder activity. Increases are driven by new business, and decreases are driven by policyholder charges, surrenders, and claims.

Selected Financial Data and Management's Discussion and Analysis

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Overview
The Life segment net change in capital and surplus was favorable, but decreased compared to prior year primarily due to less favorable hedging impacts as a result of the negative equity market performance in early 2020. This was partially offset by an increase in policy charges as a result of a growing block of business and a lower income tax expense in 2020.
Income
•Premium and annuity considerations: Premiums and annuity considerations increased as a result of an increase in first year and renewal premiums due to a growing block of business.
•Net investment income: Net investment income increased primarily due to an increase in Life average invested assets.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders decreased primarily due to policyholder surrender activity and partially offset by an increase in death claims.
•Change in aggregate reserves: Change in aggregate reserves increased due to higher premiums and an increase in policy charges as a result of a growing block of business and higher index credit levels as a result of the positive equity market performance after the first quarter of 2020.
•General and administrative and commission: General and administrative and commission expense increased primarily due to an increase in first year and renewal commissions which is consistent with premium production.
•Income tax expense (benefit): Income tax expense (benefit) is driven by a pre-tax items discussed above, and a minimal effective federal tax rate.
•Net realized capital gain (loss): Net realized capital gain decreased due to lower hedging gains as a result of negative equity market performance in early 2020.
Capital and Surplus
•Change in unrealized capital gain (loss): Change in unrealized capital gain is due to a lower hedging gains as a result of negative equity markets in early 2020.
•Other change in capital and surplus: Other change in capital and surplus decreased as a result of change in net deferred income taxes as result of hedging impacts.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Overview
The Life segment net change in capital and surplus increased primarily due to realized and unrealized hedging gains as a result of positive equity market performance and an increase in policy charges as a result of a growing block of business.
Income
•Premium and annuity considerations: Premiums and annuity considerations increased as a result of an increase in first year and renewal premiums as a result of a growing block of business.
•Net investment income: Net investment income increased primarily due to an increase in Life average invested assets.
•Ceded reinsurance reserve and expense adjustments: Ceded reinsurance reserve and expense adjustments increased as a result of prior year changes in ceded modified coinsurance reserves on certain Life products, with minimal changes in the current year.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased primarily due to policyholder activity in addition to an increase in death claims.
•Change in aggregate reserves: Change in aggregate reserves decreased due to lower index credit levels as a result of the negative equity market performance in late 2018. This was partially offset by higher premiums and an increase in policy charges as a result of a growing block of business.

Selected Financial Data and Management's Discussion and Analysis

•General and administrative and commission: General and administrative and commission expense increased primarily due to an increase in first year and renewal commissions which is consistent with premium production.
•Income tax expense (benefit): Income tax expense is driven by a federal income tax expense in 2019 due to impacts from hedging gains.
•Net realized capital gain (loss): Net realized capital gain increased due to hedging gains as a result of positive equity market performance.
Capital and Surplus
•Change in unrealized capital gain (loss): Change in unrealized capital gain is due to an increase in hedging gains as a result of positive equity markets.
•Other change in capital and surplus: Other change in capital and surplus increased as a result of change in net deferred income taxes as result of positive hedging impacts.
Legacy
Segment Results of Operations

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Income:
Premium and annuity considerations	$158	154	154	$4	2.6%	$—	—%
Net investment income	123	110	89	13	11.8	21	23.6
Ceded reinsurance reserve and expense adjustments	6	7	7	(1)	(14.3)	—	—
Other income	2	2	—	—	—	2	NM*
Total income	289	273	250	16	5.9	23	9.2
Benefits and other expenses:
Policyholder benefits and surrenders	97	91	76	6	6.6	15	19.7
Change in aggregate reserves	167	134	184	33	24.6	(50)	(27.2)
General and administrative and commission	27	29	40	(2)	(6.9)	(11)	(27.5)
Net transfers to (from) separate accounts	(2)	(3)	(3)	1	33.3	—	—
Total benefits and other expenses	289	251	297	38	15.1	(46)	(15.5)
Pretax income (loss)	—	22	(47)	(22)	(100.0)	69	146.8
Income tax expense (benefit)	—	65	2	(65)	(100.0)	63	NM*
Net realized capital gain (loss)	(2)	—	$—	(2)	NM*	—	—
Net income (loss)	$(2)	(43)	(49)	$41	95.3%	$6	12.2%
Capital and Surplus:
Change in unrealized capital gain (loss)	$(5)	1	1	$(6)	(600.0)	$—	—%
Other change in capital & surplus	2	(2)	(4)	4	200.0	2	50.0
Net change in capital & surplus	$(5)	(44)	(52)	$39	88.6%	$8	15.4%
*Not meaningful

Selected Financial Data and Management's Discussion and Analysis

Selected Operating Performance Measures

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Legacy Products
Gross premiums written	$257	254	258	$3	1.2%	$(4)	(1.6)%
In-force	2,796	2,993	3,101	(197)	(6.6)	(108)	(3.5)
Gross premium written in the table above are for direct and assumed business. Gross premiums written reflect premiums collected on renewal business. There are no new premiums as these are closed blocks of business. Gross premiums written remained relatively consistent in 2020 and 2019 with small movements due to assumed premium and policy restatements which occur in the run off of Legacy products. In-force amounts represent gross life insurance within our Special Markets products. The continued decline in in-force volume is attributable to the Legacy segment being a closed block of business.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Overview
The Legacy segment unfavorable pre-tax income was driven by higher reserves driven by the 2020 impacts of additional LTC premium deficiency reserves partially offset by favorable change in net LTC claim reserves.
Income
•Net investment income: Net investment income increase driven by the growth in LTC reserves on the aging block of business.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased driven by higher paid claims on the LTC block of business.
•Change in aggregate reserves: Change in aggregate reserves increased driven by the unfavorable impact due to the additional premium deficiency reserve in 2020 and unfavorable impact of higher change in active life reserves. This was partially offset by the favorable impact of net change in claims reserves.
•Income tax expense (benefit): Income tax expense (benefit) is driven by a pre-tax items discussed above, and a minimal effective federal tax rate.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Overview
The Legacy segment favorable change in pre-tax income was driven by lower reserves on future claim reserves driven by the prior period impacts of the additional premium deficiency reserve and establishment of claim administrative expense reserves on the LTC line of business. This was more than offset by a higher income tax expense due to the Company's effective tax rate.
Income
•Net investment income: Net investment income increase driven by a LTC yield increase due to the growth in reserves on the aging block of business.
Benefits and Other Expenses
•Policyholder benefits and surrenders: Policyholder benefits and surrenders increased driven by higher paid claims on the the LTC block of business.
•Change in aggregate reserves: Change in aggregate reserves decreased driven by the favorable impact due to the additional premium deficiency reserve added in 2018 and favorable impacts of net change in claims reserves. This was partially offset by negative impact of higher change in active life reserves.
•General and administrative and commission: The favorable change in general and administrative and commission is primarily due to the establishment of a claim administrative expense reserve added in 2018 to the claim reserves.

Selected Financial Data and Management's Discussion and Analysis

•Income tax expense (benefit): Income tax expense is driven by a federal income tax expense in 2019 due to impacts from hedging gains.

Selected Financial Data and Management's Discussion and Analysis

Dividends

	Year ended December 31,			Increase (decrease) and % change		Increase (decrease) and % change
	2020	2019	2018	2020 - 2019		2019 - 2018
Capital and Surplus:
Dividends to parent	$(750)	(325)	—	$(425)	230.8%	$(325)	—%
We are required to meet minimum statutory capital and surplus requirements. Our statutory capital and surplus as of December 31, 2020 and 2019, were in compliance with these requirements. The maximum amount of ordinary dividends that can be paid by Minnesota insurance companies to the stockholder without prior approval of the Department is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement. In accordance with Minnesota Statutes, the Company may declare and pay from its Unassigned surplus cash dividends of not more than the greater of 10% of its prior year-end statutory surplus, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Based on these limitations, ordinary dividends of $766 can be paid in 2021 without prior approval of the Commissioner of Commerce.
Financial Condition
Investment Strategy
Our investment strategy focuses on diversification by asset class. We seek to achieve economic diversification, while reducing overall credit and liquidity risks. We attempt to mitigate these credit and liquidity risks by adhering to investment policies that provide portfolio diversification on an asset class, creditor, and industry basis, and by complying with investment limitations governed by state insurance laws and regulations, as applicable. We also consider all relevant objective information available in estimating the cash flows related to structured securities. We actively monitor and manage exposures, and determine whether any securities are impaired. The aggregate credit risk taken in the investment portfolio is influenced by our risk/return preferences, the economic and credit environment, and the ability to manage this risk through liability portfolio management. We also have an asset-liability management strategy to align cash flows and duration of the investment portfolio with contractholder liability cash flows and duration.
The following table presents the investment portfolio at December 31:

	2020		2019
	Carrying value	% of total	Carrying value	% of total
Bonds	$99,088	79.1%	$97,269	79.8%
Stocks	274	0.2	181	0.1
Investment in subsidiaries	1,329	1.1	1,347	1.1
Mortgage loans on real estate	15,634	12.5	14,217	11.7
Real estate	69	0.1	64	0.1
Cash and cash equivalents	910	0.7	1,868	1.5
Policy loans	255	0.2	234	0.2
Derivative assets	4,114	3.3	2,391	2.0
Other invested assets	3,556	2.8	4,299	3.5
Total cash and invested assets	$125,229	100.0%	$121,870	100.0%
Bonds
Refer to Note 5 of the audited Statutory Financial Statements for information regarding the nature of our portfolio of bonds securities. The tables below set forth the amortized cost of the NAIC Securities Valuation Office quality ratings for the Company's bond securities portfolio at December 31, 2020 and 2019.

Selected Financial Data and Management's Discussion and Analysis

	2020
NAIC Classes	Fair Value	% of Total	Amortized Cost	% of Total
1	$64,466	55.7%	$55,379	55.9%
2	47,679	41.2	40,472	40.9
Investment grade	112,145	96.9	95,851	96.8
3	3,323	2.9	2,982	3.0
4	221	0.2	232	0.2
5	18	—	20	—
6	3	—	3	—
Below investment grade	3,565	3.1	3,237	3.2
Total	$115,710	100.0%	$99,088	100.0%

	2019
NAIC Classes	Fair Value	% of Total	Amortized Cost	% of Total
1	65,546	61.3%	$59,711	61.4%
2	40,028	37.5	$36,349	37.4
Investment grade	105,574	98.8	$96,060	98.8
3	1,049	1.0	$992	1.0
4	71	0.1	$69	0.1
5	150	0.1	$145	0.1
6	4	—	$3	—
Below investment grade	1,274	1.2	$1,209	1.2
Total	106,848	100.0%	$97,269	100.0%
Sub-prime and Alt-A Mortgage Exposure
Sub-prime lending is the origination of loans to customers with weaker credit profiles. Due to the high quality of our mortgage-backed securities, and the lack of sub-prime loans in the securities, we do not have a material exposure to sub-prime or Alt-A mortgages in those holdings. Alt-A loans are defined as any security backed by residential mortgage collateral which is not clearly identifiable as prime or sub-prime.
Commercial Mortgage-backed, Residential Mortgage-backed, and Asset-backed Securities
Commercial mortgage-backed securities (CMBS) represent pools of commercial mortgages that are broadly diversified across property types and geographical areas. The following table summarizes our exposure to CMBS holdings by NAIC classes and vintage year as of December 31:

	2020
NAIC Classes	% of total CMBS			Vintage
1	$11,234	99.5%	2020	$335	3.0%
2	1	—	2019	1,607	14.2
3	47	0.4	2018	1,845	16.3
4	15	0.1	2017	1,627	14.4
5	—	—	2016 and prior	5,883	52.1
6	—	—		$11,297	100.0%
	$11,297	100.0%

	2019
NAIC Classes	% of total CMBS			Vintage
1	$11,351	100.0%	2019	$1,519	13.4%
2	1	—	2018	$1,806	15.9
3	1	—	2017	$1,752	15.4
4	1	—	2016	$1,832	16.1
5	2	—	2015 and prior	$4,447	39.2
6	—	—		$11,356	100.0%
	$11,356	100.0%

Selected Financial Data and Management's Discussion and Analysis

Asset backed security (ABS) holdings consist primarily of aircraft leases, credit card receivables and other asset-backed securities that meet specific criteria, such as credit quality, insurance requirements, or limits on these types of investments.
The following table summarizes our exposure to other ABS holdings by NAIC classes and vintage year as of December 31:

	2020
NAIC Classes	% of total other ABS			Vintage
1	$2,883	70.6%	2020	$758	18.6%
2	976	23.9	2019	1,264	30.9
3	74	1.8	2018	1,094	26.8
4	134	3.3	2017	302	7.4
5	18	0.4	2016 and prior	667	16.3
6	—	—		$4,085	100.0%
	$4,085	100.0%

	2019
NAIC Classes	% of total other ABS			Vintage
1	$2,460	81.1%	2019	$1,189	39.2%
2	529	17.4	2018	926	30.5
3	45	1.5	2017	251	8.3
4	—	—	2016	179	5.9
5	—	—	2015 and prior	489	16.1
6	—	—		$3,034	100.0%
	$3,034	100.0%
Non-agency residential mortgage-backed securities (NA RMBS) are backed by pools of residential mortgage loans made to non-prime borrowers, diversified across geographies.
The following table summarizes our exposure to NA RMBS holdings by NAIC classes and vintage year as of December 31:

	2020
NAIC Classes	% of total NA RMBS			Vintage
1	$222	95.3%	2020	$—	—%
2	—	—	2019	—	—
3	4	1.7	2018	—	—
4	4	1.7	2017	—	—
5	—	—	2016 and prior	233	100.0
6	3	1.3		$233	100.0%
	$233	100.0%

	2019
NAIC Classes	% of total NA RMBS			Vintage
1	$291	95.8%	2019	$1	0.3%
2	$1	0.3	2018	$1	0.3
3	$3	1.0	2017	$—	—
4	$4	1.3	2016	$—	—
5	$1	0.3	2015 and prior	$302	99.4
6	$4	1.3		$304	100.0%
	$304	100.0%

Selected Financial Data and Management's Discussion and Analysis

Unrealized investment losses of bonds, for investment grade (NAIC classes 1-2) and below investment grade (NAIC classes 3-6) securities by duration are as follows at December 31:

	2020
	Investment Grade	% of Total	Below Investment Grade	% of Total
Twelve months or less below carrying value	$66	58.8%	$31	27.6%
More than twelve months below carrying value	10	9.3	5	4.3
Total	$76	68.1%	$36	31.9%

	2019
	Investment Grade	% of Total	Below Investment Grade	% of Total
Twelve months or less below carrying value	$42	44.2%	$7	7.1%
More than twelve months below carrying value	$38	40.0	$8	8.7
Total	$80	84.2%	$15	15.8%
See Note 5 of the audited Statutory Financial Statements for additional disclosures in regards to unrealized investment losses of bonds, December 31.
Other-than-temporary impairments, by market sector, for impairments included in the Statutory Statements of Operations, were as follows at December 31:

	2020		2019
	Impairment	No. of Securities	Impairment	No. of Securities
Partnerships	$1	1	$—	—
Commercial mortgage loans	34	1	$—	—
Corporate securities	254	83	$28	14
Total	$289	85	$28	14
Refer to Note 6 of the audited Statutory Financial Statements for information regarding the fair value and fair value hierarchy level of our financial instruments.
Mortgage Loans on Real Estate
See Note 5 of the audited Statutory Financial Statements and Schedules for information regarding Mortgage Loans on Real Estate.
Loan-to-value (LTV) and debt service coverage (DSC) ratios are common measurements used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at the time of origination, is the percentage of the loan amount relative to the value of the underlying property. The DSC ratio, based upon the most recently received financial statements from the debtor, is calculated as the amount of the property’s net income divided by the debt service payments.
See Note 5 of the audited Statutory Financial Statements for additional information relating to LTV and DSC ratios.

Selected Financial Data and Management's Discussion and Analysis

Properties collateralizing mortgage loans are geographically dispersed throughout the United States as follows at December 31:

	2020		2019
	Gross Carry Value	% of Total	Gross Carry Value	% of Total
Mortgage loans by region
East North Central	$1,244	8.0%	$1,323	9.3%
East South Central	375	2.4	323	2.3
Middle Atlantic	1,249	8.0	1,174	8.3
Mountain	1,506	9.6	1,122	7.9
New England	652	4.2	721	5.1
Pacific	4,258	27.2	4,143	29.1
South Atlantic	3,599	23.0	3,188	22.4
West North Central	674	4.3	676	4.8
West South Central	1,314	8.4	1,058	7.4
Total commercial mortgage loans	14,871	95.1%	$13,728	96.6%
Total residential mortgage loans	763	4.9%	$489	3.4%
Total mortgage loans	$15,634	100.0%	$14,217	100.0%
Properties collateralizing commercial mortgage loans are diversified by property type are as follows at December 31:

	2020		2019
	Gross Carry Value	% of Total	Gross Carry Value	% of Total
Mortgage loans by property type
Industrial	$3,182	21.4%	$2,733	19.9%
Retail	2,765	18.6	$2,749	20.0
Office	4,771	32.1	$4,657	33.9
Apartments	4,153	27.9	$3,589	26.2
Total	$14,871	100.0%	$13,728	100.0%
Liquidity and Capital Resources
Overview
The Company’s liquidity requirements are generally met through funds provided by investment income, receipt of insurance premiums, M&E fees and benefit rider income, maturities and sales of investments, reinsurance recoveries, and capital contributions from Allianz SE, as needed.
The Company has access to funding through securities lending under which the Company lends bonds and receives cash collateral and short term securities in an amount in excess of the fair value of the securities loaned.
The Company is a member of the Federal Home Loan Bank (FHLB) of Des Moines, which provides access to collateralized borrowings.  Funding from the FHLB is collateralized with bonds from the Company’s general account investment portfolio.
Reinsurance may play a key role in funding the Company’s continued growth, and may be utilized for any product for which there is significant uncertainty related to future claims experience. Moreover, the Company is generally risk adverse for its smaller lines of business, and predictability of future profitability takes precedence over retaining a large percentage of risk.
The Company does not utilize the capital markets as a source of capital. Should the need for capital arise, the Company may obtain capital contributions from Allianz SE as an alternative source of funding. If capital infusions are deemed necessary, the Company obtains prior approval by the Department, as appropriate.
The primary uses of funds are policy benefits, commissions, other product-related acquisition costs, investment purchases, operating expenses, and dividends to AZOA. The Company routinely reviews its sources and uses of funds in order to meet its ongoing obligations.

Selected Financial Data and Management's Discussion and Analysis

Financial Ratings and Strength
•Standard & Poor’s    AA (Very Strong)
•Moody’s        A1 (Good)
•AM Best        A+ (Superior)
Financial strength ratings are based upon an independent review of the Company, its ultimate parent (Allianz SE), subsidiaries, and the industry in which the Company operates. Each rating agency assigns ratings based on an independent review and takes into account a variety of factors to arrive at its final rating. Ratings are subject to change and there can be no assurance that the ratings afforded to the Company in the future will be consistent with historical ratings.
Cash Flows
The following table sets forth information from our Statutory Statements of Cash Flows for the years ended December 31:

	2020	2019	2018
Net cash provided by operating activities	$3,701	1,511	9,951
Net cash (used in) provided by investing activities	(3,240)	955	(9,144)
Net cash used in financing and miscellaneous activities	(1,419)	(1,524)	(1,214)
Net change in cash, cash equivalents, and short-term investments	$(958)	942	(407)
We have the funds necessary to meet the capital requirements of all states in which we do business, and to support our operations.
The increase in net cash provided by operating activities in 2020 as compared to 2019 is primarily due to lower net transfers to separate accounts in 2020 compared to 2019, as a result of the one-time transfer in 2019 mentioned below. The decrease was offset by an increase in variable-indexed premiums due to a 2020 sales promotion. The decrease in net cash provided by operating activities in 2019 as compared to 2018 is primarily due to a change in presentation of assets and liabilities relating to variable-indexed products in 2019. The Company transferred assets from the general account to the separate account to align with state product filing requirements. The decrease was also driven by higher surrenders and loss-related payments and partially offset by an increase in variable-indexed premiums due to a 2019 sales promotion.

The decrease in the net cash provided by investing activities in 2020 compared to 2019 was driven by transfers of assets from the separate account in 2019 and lower proceeds from hedging results driven by market impacts. The increase in net cash provided by investing activities activities in 2019 as compared to 2018 is driven by the transfer of assets to the separate account and higher proceeds from positive hedging results.
The decrease in net cash used in financing and miscellaneous activities was due to net decrease in securities lending payables, partially offset by an increase in divdends to AZOA in 2020. In 2019, the increase in net cash used in financing and miscellaneous activities is primarily due to an increase in 2019 dividend payment and partially offset by the net decrease in securities lending payables.
Risk-Based Capital
See Note 17 of the audited Statutory Financial Statements for information regarding the Risk-Based Capital (RBC). The Company's RBC ratio significantly exceeds required minimum thresholds as of December 31, 2020 and 2019.
Commitments
The following table summarizes certain contractual obligations and the Company’s expected commitments based on policyholder behavior assumptions by period as of December 31, 2020:

		In 1 year	After 1 year	After 3 years	After
	Total	or less	up to 3 years	up to 5 years	5 Years
Payments due
Policyholder liabilities	$146,476	8,869	17,265	17,640	102,702
Mortgage notes payable	41	10	23	8	—
Operating leases	2	1	1	—	—
Total payments due	$146,519	8,880	17,289	17,648	102,702

Selected Financial Data and Management's Discussion and Analysis

Policyholder liabilities include estimated claim and benefit, policy surrender and commission obligations offset by expected future deposits and premiums on in-force insurance policies and investment contracts in the Individual Annuities and Life segments. We have excluded the separate account liabilities as these obligations are legally insulated from general account obligations and will be fully funded by cash flows from separate account assets. The obligations have not been discounted to present value. Estimated claim and benefit obligations are based upon mortality, morbidity and lapse assumptions comparable to historical experience. The results are based on assuming market growth and interest crediting consistent with other valuation assumptions. In contrast to this table, the majority of our obligations are recorded on the Balance Sheets at current account values or other prescribed measurements that are not directly related to liability cash flows. These obligations do not incorporate an expectation on future market growth, interest crediting, or future deposits. Therefore, due to the significance of the assumptions used, the amounts presented could materially differ from actual results.
Mortgage notes payable includes contractual principal and interest payments and therefore exceeds the amount shown in the Balance Sheet. See Note 7 of the audited Statutory Financial Statements for additional information.
Contingencies
See Note 21 of the audited Statutory Financial Statements for information regarding contingencies.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet transactions, arrangements or other relationships that management believes would be reasonably likely to have a material effect on the Company’s liquidity or the requirements for capital resources.
The Company utilizes exchange-traded futures to economically hedge certain product liabilities. Under this kind of transaction, the Company agrees to purchase a specified number of contracts and settles the variation margin with the counterparty on a daily basis in an amount equal to the change in the market value of the underlying contracts from the close of the previous trading day. The parties with whom the Company enters into the exchange-traded futures contracts are regulated futures commission’s merchants who are members of a trading exchange.
The Company is exposed to credit-related losses in the event of non-performance by counterparties under the terms of the futures contracts. The Company minimizes counterparty credit risk by establishing relationships only with counterparties rated BBB+ and higher. Given the credit ratings of the counterparties with which the Company transacts, the Company does not expect any counterparties to fail to meet their obligations. The Company has also executed Credit Support Annex (CSA) agreements with all active counterparties and requires a CSA from all new counterparties added to the Company’s counterparty pool. The CSA agreements further limit the Company’s counterparty credit risk by requiring the counterparty to post collateral to a segregated custodial account based on the net exposure to the Company.
As the Company’s futures transactions are executed through a regulated exchange, positions are marked-to-market and settled on a daily basis, and collateral is posted prior to execution of a transaction. The Company has minimal exposure to credit-related losses in the event of non-performance. The Company is required to post collateral for any futures, options and swap contracts that are executed. The amount of collateral required is determined by the exchange on which the contract is traded. Refer to Note 5 in the audited Statutory Financial Statements for additional information regarding derivative collateral posted.

Selected Financial Data and Management's Discussion and Analysis

Item 11(j).
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of the loss of fair value resulting from adverse changes in market rates and prices, such as interest rates and equity prices. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Reference Note 4 of the audited Statutory Financial Statements for additional details on how we mitigate our market exposure risk and our overall risk management practices.
Sensitivity Analysis
To assess the impact of changes in interest rate and equity markets, we perform sensitivity tests. Sensitivity tests measure the instantaneous impact of a single hypothetical interest rate or equity price change on our income, or fair value of an asset or liability, while holding all other rates or prices constant. To assess interest rate risk, we perform a sensitivity test which instantaneously shocks interest rates across all maturities by a hypothetical 50 bps. To assess equity risk, we perform a sensitivity test which instantaneously shocks all equity prices by a hypothetical 15%.
Interest Rate Risk
One means of assessing exposure to interest rate changes is to measure the potential change in the statutory value of an asset due to a hypothetical change in interest rates of 50 bps across all maturities. We noted that under this model, with all other factors remaining constant, a 50 bps increase in interest rates would cause our post-tax income to decrease by $89 as of December 31, 2020.
We also examined the impact on post-tax income due to a hypothetical decrease in interest rates of 50 bps across all maturities. Under this model, with all other factors being constant, we estimated that such a decline would cause our post-tax income to increase by $28 as of December 31, 2020. Note that the impacts referenced reflect the net of economic hedge impact and does not include economic impact related to our fixed-income investment portfolio or economic changes in reserve calculations.
Equity Market Risk
One means of assessing exposure to changes in equity market prices is to estimate the potential changes in post-tax income from a hypothetical change in equity market prices of 15%. Under this model, with all other factors constant, we estimated that a decrease in equity market prices would cause our post-tax income to decrease by $598, while an increase in equity market prices would cause our post-tax income to increase by $371 based on our equity exposure as of December 31, 2020. Note that the impacts referenced reflect the net of economic hedge impact and does not include economic impact related to our fixed-income investment portfolio or economic changes in reserve calculations.

Selected Financial Data and Management's Discussion and Analysis

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Financial Statements
December 31, 2020 and 2019
(With Report of Independent Auditors Thereon)

Report of Independent Auditors

To the Board of Directors of Allianz Life Insurance Company of North America:

We have audited the accompanying statutory financial statements of Allianz Life Insurance Company of North America, which comprise the statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2020 and 2019, and the related statutory statements of operations, capital and surplus, and of cash flow for the years then ended.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Minnesota Department of Commerce. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Minnesota Department of Commerce, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on U.S. Generally Accepted Accounting Principles

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In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020 and 2019, or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and surplus of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Minnesota Department of Commerce described in Note 2.

/s/ PricewaterhouseCoopers LLP

Minneapolis, MN
April 2, 2021

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus
December 31, 2020 and 2019
(Dollars in millions, except share data)

Admitted Assets	2020	2019
Cash and invested assets:
Bonds	$99,088	97,269
Stocks	274	181
Investment in subsidiaries	1,329	1,347
Mortgage loans on real estate	15,634	14,217
Real estate	69	64
Cash, cash equivalents and short-term investments	910	1,868
Policy loans	255	234
Derivative assets	4,114	2,391
Other invested assets	3,556	4,299
Total cash and invested assets	125,229	121,870
Investment income due and accrued	1,040	1,031
Current federal and foreign income tax recoverable	200	—
Deferred tax asset, net	273	224
Other assets	745	721
Admitted assets, exclusive of separate account assets	127,487	123,846
Separate account assets	45,901	34,638
Total admitted assets	$173,388	158,484

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus
December 31, 2020 and 2019
(Dollars in millions, except share data)

Liabilities and Capital and Surplus	2020	2019
Policyholder liabilities:
Life policies and annuity contracts	$102,549	100,278
Accident and health policies	1,912	1,743
Deposit-type contracts	4,749	4,936
Life policy and contract claims	8	10
Accident and health policy and contract claims	18	17
Other policyholder funds	117	114
Total policyholder liabilities	109,353	107,098
Interest maintenance reserve	18	148
General expenses due and accrued	157	143
Due from separate accounts	(294)	(626)
Current income taxes payable	35	118
Borrowed money	1,501	1,002
Asset valuation reserve	983	895
Derivative liabilities	3,262	2,049
Other liabilities	4,811	5,065
Liabilities, exclusive of separate account liabilities	119,826	115,892
Separate account liabilities	45,901	34,638
Total liabilities	165,727	150,530
Capital and surplus:
Class A, Series A preferred stock, $1 par value. Authorized, issued, and outstanding, 8,909,195 shares; liquidation preference of $2 and $2 at December 31, 2020 and 2019, respectively	9	9
Class A, Series B preferred stock, $1 par value. Authorized, 10,000,000 shares; issued and outstanding, 9,994,289 shares; liquidation preference of $10 and $10 at December 31, 2020 and 2019, respectively	10	10
Common stock, $1 par value. Authorized, 40,000,000 shares; issued and outstanding, 20,000,001 shares at December 31, 2020 and 2019, respectively	20	20
Additional paid-in capital	3,676	3,676
Special surplus funds	(1,844)	—
Unassigned surplus	5,790	4,239
Total capital and surplus	7,661	7,954
Total liabilities and capital and surplus	$173,388	158,484

See accompanying notes to statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Operations
Years ended December 31, 2020, 2019, and 2018
(Dollars in millions)

	2020	2019	2018
Income:
Premiums and annuity considerations	$10,346	12,805	11,925
Consideration for supplementary contracts	196	224	268
Net investment income	4,864	4,839	4,593
Commissions and expense allowances on reinsurance ceded	(38)	338	163
Reserve adjustments related to reinsurance ceded	(7)	(9)	82
Fees from separate accounts	567	613	676
Other	694	(13)	(3)
Total income	16,622	18,797	17,704
Benefits and other expenses:
Policyholder benefits	1,926	1,809	1,822
Surrenders	8,417	8,559	7,614
Change in aggregate reserves and deposit funds	2,465	1,034	7,299
Commissions and other agent compensation	1,139	1,284	1,223
General and administrative expenses	600	594	547
Net transfers to (from) separate accounts	1,460	5,254	(2,009)
Total benefits and other expenses	16,007	18,534	16,496
Income (loss) from operations before federal income taxes and net realized capital gain (loss)	615	263	1,208
Income tax expense (benefit)	18	773	(51)
Net (loss) income from operations before net realized capital gain (loss)	597	(510)	1,259
Net realized capital gain (loss), net of taxes and interest maintenance reserve	142	1,053	(490)
Net income	$739	543	769

See accompanying notes to statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Capital and Surplus
Years ended December 31, 2020, 2019, and 2018
(Dollars in millions)

	2020	2019	2018
Capital and surplus at beginning of year	$7,954	6,576	6,011
Change in accounting principle, net of tax (Note 3)	—	—	(86)
Change in reserve on account of change in valuation basis (Note 3)	(1)	—	342
Adjusted balance at beginning of year	7,953	6,576	6,267
Net income	739	543	769
Change in unrealized capital gain (loss)	(61)	719	(230)
Change in net deferred income tax	42	330	(121)
Change in asset valuation reserve	(88)	(131)	(38)
Dividends paid to parent	(750)	(325)	—
Change in unamortized gain on reinsurance transactions	(162)	248	(76)
Other changes in capital and surplus	(12)	(6)	5
Capital and surplus at end of year	$7,661	7,954	6,576

See accompanying notes to statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statutory Statements of Cash Flow
Years ended December 31, 2020, 2019, and 2018
(Dollars in millions)

	2020	2019	2018
Cash flow from operating activities:
Revenues:
Premiums and annuity considerations, net	$10,543	13,030	12,194
Net investment income	4,990	5,000	4,652
Commissions and expense allowances on reinsurance ceded	36	86	86
Fees from separate accounts	567	613	676
Other	217	71	96
Cash provided by operating activities	16,353	18,800	17,704
Benefits and expenses paid:
Benefit and loss-related payments	9,513	9,469	8,404
Net transfers to (from) separate accounts	1,128	5,534	(2,305)
Commissions, expenses paid, and aggregate write-ins for deductions	1,727	1,881	1,800
Income tax paid (benefit received), net	290	338	(79)
Change in unallocated remittances and items	(6)	67	(67)
Cash used in operating activities	12,652	17,289	7,753
Net cash provided by operating activities	3,701	1,511	9,951
Cash flow from investing activities:
Proceeds from investments sold, matured or repaid:
Bonds	8,935	15,892	9,476
Stocks	147	113	172
Mortgage loans	1,024	1,356	617
Other invested assets	60	32	13
Derivatives	861	1,429	—
Miscellaneous proceeds	2	1,572	559
Cash provided by investing activities	11,029	20,394	10,837
Cost of investments acquired:
Bonds	10,885	15,976	16,310
Stocks	230	145	175
Mortgage loans	2,482	2,283	2,111
Real estate	10	11	9
Other invested assets	156	192	189
Derivatives	—	—	547
Miscellaneous applications	485	812	611
Cash used in investing activities	14,248	19,419	19,952
Net increase in policy loans and premium notes	21	20	30
Net cash (used in) provided by investing activities	(3,240)	955	(9,145)
Cash flow from financing and miscellaneous activities:
Change in borrowed money	500	500	—
Payments on deposit-type contracts and other insurance liabilities, net of deposits	(1,290)	(1,333)	(1,250)
Dividends paid to parent	(750)	(325)	—
Other cash provided (used)	121	(366)	37
Net cash used in financing and miscellaneous activities	(1,419)	(1,524)	(1,213)
Net change in cash, cash equivalents, and short-term investments	(958)	942	(407)
Cash, cash equivalents, and short-term investments:
Beginning of year	1,868	926	1,333
End of year	$910	1,868	926
See accompanying notes to statutory financial statements.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(1)    Organization and Nature of Operations
Allianz Life Insurance Company of North America (the Company) is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA or parent company), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE. Allianz SE is a European company registered in Munich, Germany, and is the Company’s ultimate parent. The Company has a wholly-owned life insurance company subsidiary, Allianz Life Insurance Company of New York (AZNY). The Company also wholly owns a captive reinsurer, Allianz Life Insurance Company of Missouri (AZMO).
The Company is a life insurance company licensed to sell annuity, group and individual life, and group and individual accident and health policies in the United States, Canada, and several U.S. territories. Based on statutory net premium written, the Company's business is predominately annuity. The annuity business consists of fixed-indexed, variable-indexed, variable, and fixed annuities. The life business consists of both individual and group life. Life business includes products with guaranteed premiums and benefits and consists principally of fixed-indexed universal life policies and closed blocks of universal life policies, term insurance policies, and limited payment contracts. Accident and health business is primarily comprised of closed blocks of long-term care (LTC) insurance. The Company’s primary distribution channels are through independent agents, broker-dealers, banks, and third-party marketing organizations.
After evaluating the Company’s ability to continue as a going concern, management is not aware of any conditions or events which raise substantial doubts concerning the Company’s ability to continue as a going concern as of the date of filing these Statutory Financial Statements.
(2)    Summary of Significant Accounting Policies
(a)    Basis of Presentation
The Statutory Financial Statements have been prepared in accordance with accounting practices prescribed or permitted by the Minnesota Department of Commerce (the Department). The Department recognizes statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and its solvency under Minnesota insurance law. The state of Minnesota has adopted the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual as its prescribed basis of statutory accounting principles (SAP), without significant modification. The Company has no material statutory accounting practices that differ from those of the Department or NAIC SAP. These practices differ in some respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The effects of these differences, while not quantified, are presumed to be material to the Statutory Financial Statements. The more significant of these differences are as follows:
(1)    Acquisition costs, such as commissions and other costs incurred in connection with acquiring new and renewal business, are charged to current operations as incurred. Under U.S. GAAP, acquisition costs that are directly related to the successful acquisition of insurance contracts are capitalized and charged to operations as the corresponding revenues or future profits are recognized.
(2)    Aggregate reserves for life policies and annuity contracts, excluding variable annuities, are based on statutory mortality and interest assumptions without consideration for lapses or withdrawals. Under U.S. GAAP, aggregate reserves consider lapses and withdrawals.
(3)    Certain reinsurance transactions, primarily used for annuity business, are recognized as reinsurance for statutory purposes only.
(4)    Ceded reinsurance recoverable are netted against their related reserves within Policyholder liabilities, Life policies and annuity contracts and Life policy and contract claims, on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Under U.S. GAAP, these ceded reserves are presented on a gross basis as an asset.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(5)    The Company reinsures a portion of its in-force block of business through several reinsurance agreements. Under NAIC SAP, the after-tax gains associated with these indemnity reinsurance transactions are recorded in Unassigned surplus and recognized through income as future earnings of the books of business emerge. Under U.S. GAAP, the pretax gains associated with such transactions that qualify as reinsurance, are deferred as liabilities and are amortized into operations over the revenue-producing period of the policies.
(6)    Bonds are carried at values prescribed by the NAIC, generally amortized cost, except for those with an NAIC rating of 6, which are reported at the lower of amortized cost or fair value. Under U.S. GAAP, bonds classified as “available-for-sale” are carried at fair value, with unrealized gains and losses recorded in stockholder’s equity.
(7)    Changes in deferred income taxes are recorded directly to Unassigned surplus. Under U.S. GAAP, these items are recorded as an item of income tax benefit or expense in operations. Moreover, under NAIC SAP, a valuation allowance may be recorded against the deferred tax asset (DTA) and admittance testing may result in an additional charge to capital and surplus for nonadmitted portions of DTAs. Under U.S. GAAP, a valuation allowance may be recorded against the DTA and reflected as an expense.
(8)    Investments in subsidiaries are carried at net equity values as prescribed by the NAIC. Changes in equity values are reflected in Unassigned surplus within the Statutory Statements of Capital and Surplus as credits or charges to Unassigned surplus. Under U.S. GAAP, wholly owned subsidiary results are consolidated.
(9)    The Company is required to establish an asset valuation reserve (AVR) liability and an interest maintenance reserve (IMR) liability. The AVR provides for a standardized statutory investment valuation reserve for certain invested assets. Changes in this reserve are recorded as direct charges or credits to Unassigned surplus. The IMR is designed to defer net realized capital gains and losses resulting from changes in the level of prevailing market interest rates and amortize them into income within the Statutory Statements of Operations over the remaining life of the investment sold. The IMR represents the unamortized portion of applicable investment gains and losses as of the balance sheet date. There is no such concept under U.S. GAAP.
(10)    Canadian asset and liability amounts are expressed in Canadian dollars without foreign exchange translation into U.S. dollars. A net foreign currency translation adjustment is recorded within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus with an offset to Other changes in capital and surplus within the Statutory Statements of Capital and Surplus. Under U.S. GAAP, Canadian assets and liabilities are converted to U.S. dollars, with any translation adjustment recorded to stockholder’s equity.
(11)    Certain assets designated as “nonadmitted assets” are not recognized and are charged directly to Unassigned surplus within the Statutory Statements of Capital and Surplus. These include, but are not limited to, investments in unaudited subsidiary, controlled, and affiliated (SCA) entities, electronic data processing (EDP) software, portions of goodwill, furniture and fixtures, prepaid expenses, receivables outstanding greater than 90 days, and portions of DTAs. There is no such concept under U.S. GAAP.
(12)    A provision is made for amounts ceded to unauthorized reinsurers in excess of collateral in the form of a trust or letter of credit through a direct charge to Unassigned surplus within the Statutory Statements of Capital and Surplus. There is no such requirement under U.S. GAAP.
(13)    Revenues for universal life policies and annuity contracts, excluding deposit-type contracts, are recognized as revenue when received within the Statutory Statements of Operations. Under U.S. GAAP, policy and contract fees charged for the cost of insurance, policy administrative charges, amortization of policy initiation fees, and surrender contract charges are recorded as revenues when earned.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(14)    Benefits for universal life policies and annuity contracts within the Statutory Statements of Operations, excluding deposit-type contracts, consist of payments made to policyholders. Under U.S. GAAP, benefits represent interest credited, and claims and benefits incurred in excess of the policyholder’s contract balance.
(15)    Derivatives are reported at fair value in accordance with SSAP No. 86, Derivatives (SSAP No. 86) and SSAP No. 108, Derivatives Hedging Variable Annuity Guarantees (SSAP No. 108). See additional information in section (k) of this note and note 5. Changes in the fair value of derivatives, except those reported under SSAP No. 108, are recorded as direct adjustments to Unassigned surplus as a component of Change in unrealized capital gains (losses) within the Statutory Statements of Capital and Surplus. For derivatives reported under SSAP No. 108, changes in fair value are recognized as net deferred assets or liabilities within Other assets or Other liabilities, respectively, in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, for fluctuations in fair value that do not offset the changes in the hedged item. The deferred asset or liability is amortized over the timeframe required under SSAP No. 108. Under U.S. GAAP, changes in the fair value of derivatives are recorded in derivative income (loss) as part of operating income and the hedged derivatives are carried at fair value. In addition, the effective and ineffective portions of a hedge are accounted for separately.
(16)    Commissions allowed by reinsurers on business ceded are reported as income when received within the Statutory Statements of Operations. Under U.S. GAAP, such commissions are deferred and amortized as a component of deferred acquisition costs to the extent recoverable.
(17)    The Statutory Financial Statements do not include a statement of comprehensive income as required under U.S. GAAP.
(18)    The Statutory Statements of Cash Flow do not classify cash flows consistent with U.S. GAAP and a reconciliation of net income to net cash provided from operating activities is not provided.
(19)    The calculation of reserves and transfers in the separate account statement requires the use of a Commissioners Annuity Reserve Valuation Method (CARVM) allowance on annuities for NAIC SAP. There is no such requirement under U.S. GAAP.
(20)    Sales inducements and premium bonuses are included in Life policies and annuity contracts in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, and are charged to current operations as incurred. Under U.S. GAAP, deferred sales inducements and premium bonuses are similarly reserved; however, the costs are capitalized as assets and charged to operations as future profits are recognized in a manner similar to acquisition costs.
(21)    Negative cash balances are presented as a negative asset within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. These balances are presented as a liability under U.S. GAAP.
(22)    Embedded derivatives are not separated from the host contract and accounted for separately as a derivative instrument. Under U.S. GAAP, entities must separate the embedded derivative from the host contracts and separately account for those embedded derivatives at fair value.
(23)    For certain annuity products with a market value adjustment feature sold to Minnesota residents (MN MVA) and variable-indexed annuities, the Department requires the Company to maintain a separate asset portfolio to back related reserves. These assets and liabilities are required to be included as part of the Separate account assets and Separate account liabilities presented on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Under U.S. GAAP, there is no such requirement.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(b)    Permitted and Prescribed Statutory Accounting Practices
The Company is required to file annual statements with insurance regulatory authorities, which are prepared on an accounting basis permitted or prescribed by such authorities. Prescribed statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the NAIC. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company has no permitted or prescribed practices that differ from NAIC SAP that had an impact on net income or surplus as of December 31, 2020, 2019, and 2018.
The Company’s subsidiary, AZMO, has adopted an accounting practice that is prescribed by the Department of Insurance, Financial Institutions, and Professional Registration of the State of Missouri (the Missouri Department). The effect of the accounting practice allows a letter of credit to be carried as an admitted asset. The balance of the letter of credit asset at December 31, 2020 and 2019 was $101 and $109, respectively. Under NAIC SAP, this letter of credit would not be allowed as an admitted asset.
This prescribed practice does not impact the net income of AZMO and results in increases to surplus of $101 and $109 as of December 31, 2020 and 2019, respectively. The Company’s carrying value of its investment in AZMO per the audited statutory surplus was $350 and $345, and the carrying value of its investment in AZMO would have been $249 and $236 if AZMO had completed Statutory Financial Statements in accordance with the NAIC SAP as of December 31, 2020 and 2019, respectively. AZMO maintains an adequate amount of surplus such that if it had not adopted the prescribed practice, surplus would still exceed the risk-based capital requirements.
(c)    Use of Estimates
The preparation of Statutory Financial Statements in conformity with NAIC SAP requires management to make certain estimates and assumptions that affect reported amounts of admitted assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2020 and 2019, and the reported amounts of revenues and expenses during the reporting period. Future events, including changes in mortality, morbidity, interest rates, capital markets, and asset valuations could cause actual results to differ from the estimates used within the Statutory Financial Statements. Such changes in estimates are recorded in the period they are determined.
(d)    Premiums and Annuity Considerations
Life premiums are recognized as income over the premium paying period of the related policies. Nondeposit-type annuity considerations are recognized as revenue when received. Accident and health premiums are earned ratably over the terms of the related insurance and reinsurance contracts or policies.
(e)    Aggregate Reserves for Life Policies and Annuity Contracts
Reserves are principally calculated as the minimum reserves permitted by the state where the contract is issued for the year in which the contract is issued.
For the Company’s fixed annuity product lines, reserves are calculated using CARVM. The Company uses both issue year and change in fund basis for the calculation method, on a curtate basis, using the maximum allowable interest rate. Deferred fixed-interest and fixed-indexed annuities typically have a two-tier structure to encourage annuitization, or a single-tier structure, which may include a market value adjustment. Either two-tier or single-tier annuities may include bonuses.
For the Company’s variable and variable-indexed annuity product lines, reserves are calculated using VM-21, Requirements for Principle-Based Reserves for Variable Annuities (VM-21), effective January 1, 2020. Prior to January 1, 2020, reserves were calculated using Actuarial Guideline XLIII – CARVM for Variable Annuities (AG43) Variable deferred annuities include a wide range of guaranteed minimum death benefits and living benefits (income, accumulation, and withdrawal).
Reserves for immediate annuities are calculated using current prescribed mortality tables.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

Aggregate reserves for life insurance policies are principally calculated using the Commissioners Reserve Valuation Method (CRVM). Additional reserves are held for supplemental benefits and for contracts with secondary guarantees, consistent with prescribed regulations and actuarial guidelines.
The Company performs an annual asset adequacy analysis as required by regulation covering substantially all of its reserves. These tests are not only performed under the required interest rate scenarios, but also under additional stochastically generated interest and equity growth scenarios. Sensitivity tests, including policy lapse, annuitization, maintenance expenses, and investment return, are performed to evaluate potential insufficiencies in reserve adequacy.The results of these tests and analysis resulted in $0 of additional reserves at December 31, 2020 and 2019, respectively.
(f)    Aggregate Reserves for Accident and Health Policies
For accident and health business, reserves consist of active life reserves (mainly reserves for unearned premiums and reserves for contingent benefits on individual LTC business) and claim reserves (the present value of amounts not yet due). Claim reserves represent incurred but unpaid claims under group policies. For the LTC business, the asset adequacy analysis was performed through a gross premium valuation. At December 31, 2020 and 2019, the results of these tests and analysis supported the establishment of additional reserves of $151 and $70, respectively.
(g)    Deposit-type Contracts
Deposit-type contracts represent liabilities to policyholders in a payout status, who have chosen a fixed payout option without life contingencies. The premiums and claims related to deposit-type contracts are not reflected in the Statutory Statements of Operations as they do not have insurance risk. The Company accounts for the contract as a deposit-type contract in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(h)    Policy and Contract Claims
Policy and contract claims include the liability for claims reported but not yet paid, claims incurred but not yet reported (IBNR), and claim settlement expenses on the Company’s accident and health business. Actuarial reserve development methods are generally used in the determination of IBNR liabilities. In cases of limited experience or lack of credible claims data, loss ratios are used to determine an appropriate IBNR liability. Claim and IBNR liabilities of a short-term nature are not discounted, but those claim liabilities resulting from disability income or LTC benefits include interest and mortality discounting.
(i)    Reinsurance
The Company assumes and cedes business with other insurers. Reinsurance premium and benefits paid or provided are accounted for in a manner consistent with the basis used in accounting for original policies issued and the terms of the reinsurance contracts. Amounts recoverable from reinsurers represent account balances and unpaid claims covered under reinsurance contracts. Amounts paid or deemed to have been paid for claims covered by reinsurance contracts are recorded as a reinsurance recoverable and are included in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
Included in Unassigned surplus is the gain recognized when the Company enters into a coinsurance or yearly renewable term (YRT) agreement on existing business. The gain is deferred and amortized into operations on a basis consistent with how the future earnings emerge on the underlying business.
Reserve adjustments related to reinsurance ceded include reserve increases received from a reinsurer on modified coinsurance ceded.
(j)    Investments
Investment values are determined in accordance with methods prescribed by the NAIC.
Bonds and Stocks

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The Securities Valuation Office (SVO) of the NAIC evaluates the credit quality of the Company’s bond investments. Bonds rated at “1” (highest quality), “2” (high quality), “3” (medium quality), “4” (low quality), or “5” (lower quality) are reported at cost adjusted for the amortization of premiums, accretion of discounts, and any impairment. Bonds rated at “6” (lowest quality) are carried at the lower of amortized cost or fair value with any adjustments to fair value recorded to Unassigned surplus within the Statutory Statements of Capital and Surplus.
In accordance with its investment policy, the Company invests primarily in high-grade marketable securities. Dividends are accrued on the date declared and interest is accrued as earned. Premiums or discounts on bonds are amortized using the constant-yield method.
Loan-backed securities and structured securities are amortized using anticipated prepayments, in addition to other less significant factors. Prepayment assumptions for loan-backed and structured securities are obtained from various external sources or internal estimates. The Company believes these assumptions are consistent with those a market participant would use. The Company recognizes income using the modified scientific method based on prepayment assumptions and the estimated economic life of the securities. For structured securities, except for collateralized debt obligations (CDOs) and impaired bonds, when actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments retrospectively. Any resulting adjustment is included in Net investment income on the Statutory Statements of Operations. For CDOs and impaired bonds, when adjustments are made for anticipated prepayments and other expected changes in future cash flows, the effective yield is recalculated using the prospective method as required by Statement of Statutory Accounting Principles (SSAP) No. 43R – Loan Backed and Structured Securities (SSAP No. 43R).
Hybrid securities are investments structured to have characteristics of both stocks and bonds. The Company records these securities within Bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
Common stocks, other than investments in subsidiaries and Federal Home Loan Bank (FHLB) stock, are carried at fair value. Preferred stocks are carried at the lower of cost or fair value. The related unrealized capital gains (losses) are reported in Unassigned surplus, net of federal income taxes within the Statutory Statements of Capital and Surplus. FHLB stock is carried at cost, which approximates fair value.
Gross realized gains and losses are computed based on the average amortized cost of all lots held for a particular CUSIP.
The fair value of bonds, and common and preferred stocks is obtained from third-party pricing sources whenever possible. Management completes its own independent price verification (IPV) process, which ensures security pricing is obtained from a third-party source other than the sources used by the Company's internal and external investment managers. The IPV process supports the reasonableness of price overrides and challenges by the internal and external investment managers and reviews pricing for appropriateness. Results of the IPV process are reviewed by the Company’s Pricing Committee.
The Company reviews its combined investment portfolio, including subsidiaries, in aggregate each quarter to determine if declines in fair value are other than temporary.
For bonds for which the fair value is less than amortized cost, the Company evaluates whether a credit loss exists by considering primarily the following factors: (a) the length of time and extent to which the fair value has been less than the amortized cost of the security; (b) changes in the financial condition, credit rating, and near-term prospects of the issuer; (c) whether the issuer is current on contractually obligated interest and principal payments; (d) changes in the financial condition of the security’s underlying collateral, if any; and (e) the payment structure of the security. For loan-backed securities, the Company must allocate other-than-temporary impairments (OTTI) between interest and noninterest-related declines in fair value. Interest-related impairments are considered other than temporary when the Company has the intent to sell the investment prior to recovery of the cost of the investment. The Company maintains a prohibited disposal list that restricts the

13 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

ability of the investment managers to sell securities in a significant unrealized loss position and requires formal attestations from investment managers regarding their lack of intent to sell certain securities.
The Company evaluates whether equity securities are other-than-temporarily impaired through a review process which includes, but is not limited to, market analysis, analyzing current events, assessing recent price declines, and management’s judgment related to the likelihood of recovery within a reasonable period of time.
Impairments considered to be other-than-temporary are recorded as a reduction of the cost of the security, and a corresponding realized loss is recognized on the Statutory Statements of Operations in the period in which the impairment is determined. Recognition of the realized loss is subject to potential offset by AVR and IMR.
The Company holds certain cash equivalents which receive bond treatment based on their underlying securities. These are classified as Other assets receiving bond treatment in Note 5.
Investment in Subsidiaries
Common stock of the Company’s insurance subsidiaries is carried at SAP capital and surplus, and investments in non-insurance subsidiaries are carried at U.S. GAAP equity value adjusted for certain items that are considered to be non-admitted. Unaudited subsidiaries are fully non-admitted.
Mortgage Loans on Real Estate
Mortgage loans on real estate, including commercial mortgage loans (CMLs) and residential mortgage loans (RMLs), are carried at the outstanding principal balance, adjusted for any impairment. The fair value of CMLs is calculated by analyzing individual loans and assigning ratings to each loan based on a combination of loan-to-value ratios and debt service coverage ratios. Fair value is determined based on these factors as well as the contractual cash flows of each loan and the current market interest rates for similar loans. The fair value of RMLs is calculated by discounting estimated cash flows, with discount rates based on current market conditions. The Company evaluates loans quarterly to assess whether there is an impairment based on the likelihood of receiving all contractual cash flows. The Company accounts for interest income on impaired loans on a cash basis. Interest accrual is discontinued for impaired loans and interest income is only recognized when received. Payments received on impaired loans are applied to accrued interest, and payments received in excess of accrued interest are applied to principal.
Real Estate
Real estate represents the Company’s home office property, and is carried at depreciated cost less encumbrances in accordance with SSAP No. 40 – Real Estate Investments. Real estate income, including income received from home office property, is included in Net investment income on the Statutory Statements of Operations. Real estate, exclusive of land, is depreciated on a straight-line basis over estimated useful lives ranging from 3 to 40 years. At December 31, 2020 and 2019, accumulated depreciation was $74 and $69, respectively. Furthermore, as of December 31, 2020 and 2019, real estate was presented net of encumbrances of $41 and $51, respectively, as discussed in Note 7.
Cash and Cash Equivalents
Cash and cash equivalents may include cash on hand, demand deposits, money market funds, reverse repurchase agreements (repo), and highly liquid debt instruments purchased with an original maturity of three months or less. Due to the short-term nature of these investments, the carrying value is deemed to approximate fair value.
In the normal course of business, the Company enters into bilateral and tri-party repos, whereby the Company purchases securities and simultaneously agrees to resell the same securities at a stated price on a specified date in the future, for the purpose of earning a specified rate of return. An affiliate of the Company serves as the agent in the bilateral agreements and an unaffiliated bank serves as the custodian in the tri-party agreements. The bilateral agreements require purchases of specifically identified securities. If at any time the fair value of those purchased securities falls below the purchase price, additional collateral in the form of cash or additional securities is required to be transferred to ensure margin maintenance. The tri-party agreements allow for the

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

purchase of certain bonds and structured securities, and require a minimum of 102% of fair value of the securities purchased to be maintained as collateral.
The Company’s repos are accounted for as collateralized lending in accordance with SSAP No. 103R – Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP No. 103R), whereby the amounts paid for the securities are reported as cash equivalents within Cash and cash equivalents on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The difference between the amount paid and the amount at which the securities will be resold is reported as interest income within Net investment income on the Statutory Statements of Operations.
Policy Loans
Policy loans are supported by the underlying cash value of the policies. Policy loans are carried at unpaid principal balances plus accrued interest income on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The unpaid principal balances are not in excess of the cash surrender values of the related policies.
Other Invested Assets
The Company participates in securities lending arrangements whereby specific securities are loaned to other institutions. The Company receives collateral from these arrangements including cash and cash equivalents, which can be reinvested based on the Company's discretion, and noncash collateral, which may not be sold or re-pledged unless the counterparty is in default. The Company accounts for its securities lending transactions as secured borrowings, in which the cash collateral received and the related obligation to return the cash collateral are recorded in Other invested assets and Other liabilities, respectively, on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Noncash collateral received is not reflected on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Securities on loan remain on the Company’s Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, and interest and dividend income earned by the Company on loaned securities is recognized in Net investment income on the Statutory Statements of Operations.
Company policy requires a minimum of 102% of fair value of securities loaned under securities lending agreements to be maintained as collateral. The Company's sources of cash used to return cash collateral is dependent upon the liquidity of current market conditions. The Company has policies in place to manage reinvested collateral at appropriate levels of liquidity.
The Company invests in low income housing tax credit (LIHTC) investments for tax benefits. In accordance with SSAP No. 93 – Low Income Housing Tax Credit Property Investments, the LIHTC investments are carried at cost and adjusted for amortization based on the proportion of total tax credits and other tax benefits expected to be received over the life of the investments. The Company records an asset for the full unfunded investment amount upon entering into a LIHTC agreement; amortization decreases the asset balance over time. A corresponding liability is recorded for the unfunded commitment balance beginning when the LIHTC investment is initially funded, which decreases as the Company provides capital to fund. The asset and liability are recorded in Other invested assets and Other liabilities, respectively, on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The tax benefit is recognized within Income tax expense within the Statutory Statements of Operations. The amortization of the investment is recorded as Net investment income and any impairments are included in Net realized capital gain (loss) within the Statutory Statements of Operations.
Receivables and payables for securities are carried at fair value on the trade date and represent a timing difference on securities that are traded at the balance sheet date but not settled until subsequent to the balance sheet date. Receivables and payables for securities are included in Other invested assets and Other liabilities, respectively, on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(k)    Derivatives
The Company utilizes derivatives within certain actively managed investment portfolios for hedging purposes.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

Hedge Accounting
The Company elects hedge accounting under SSAP No. 86 and SSAP No. 108 for certain qualifying derivative instruments. To qualify for hedge accounting, at inception, the Company formally documents the risk management objective and strategy for undertaking the hedging transaction. The documentation links a specific derivative to a specific asset or liability on the Statutory Statements of Assets, Liabilities, and Capital and Surplus, identifies how the derivative is expected to offset the exposure to changes in the hedged item's fair value or variability in cash flows attributable to the designated hedge risk, and the effectiveness testing methods to be used. Hedge effectiveness is formally assessed at inception and on a quarterly basis throughout the life of the designated hedging relationships.
Hedge effectiveness is assessed using qualitative and quantitative methods. Qualitative methods may include comparison of critical terms of the derivative to the hedged item. Quantitative methods include analysis of changes in fair value or cash flows associated with the hedge relationship. Hedge effectiveness may be measured using either the dollar offset method or regression analysis. The dollar offset method compares changes in fair value or cash flows of the hedging instrument with changes in the fair value or cash flows of the hedged item attributable to the hedged risk. Regression analysis is a statistical technique used to measure the relationships between the fair values or cash flows of a derivative and a hedged item and how each reacts to changes in the designated hedge risk (i.e., interest rates, foreign currency rates).
A derivative instrument is either classified as an effective hedge or an ineffective hedge. Entities must account for the derivative at fair value if deemed to be ineffective or becomes ineffective. For those derivatives qualifying as effective for hedge accounting under SSAP No. 86, the change in the carrying value or cash flow of the derivative shall be recorded consistently with the way that changes in the carrying value or cash flows of the hedged item are recorded. For those derivative qualifying as effective for hedge accounting under SSAP No. 108, the derivative is carried at fair value.
Foreign Currency Swaps
The Company utilizes foreign currency swaps to hedge cash flows and applies hedge accounting. Specifically, the Company uses foreign currency swaps to hedge foreign currency and interest rate fluctuations on certain underlying foreign currency denominated fixed-maturity securities. The foreign currency swaps are reported at amortized cost from the date hedge accounting is designated and deemed to be effective, which is consistent with the accounting for the bonds that are the subject of the hedge accounting transactions.
Interest Rate Swaps on Variable Annuity Insurance Liabilities
The Company utilizes interest rate swaps (IRS) to hedge the interest rate risk on certain variable annuity guarantee benefits. These are accounted for as a cash flow hedge under SSAP No. 86 and a fair value hedge under SSAP No. 108, as further discussed below.
Prior to January 1, 2020, the Company had IRS that hedge the interest rate risk on certain variable annuity guarantee benefits held at amortized cost in accordance with SSAP No. 86. The initial book value of the IRS represented the book value created from inception until the designation of hedge accounting. These IRS were held at amortized cost and changes were recognized to the extent they offset changes in the AG43 reserve for the hedged item due to interest rate movement. The initial book value and subsequent changes due to the hedged item or realized gains or losses recorded under hedge accounting (hedge adjustment) are amortized over the duration of the hedge program, approximated by AG43 standard scenario revenues. The carrying value of the IRS with hedge adjustment, as well as settled variation margin payable, were recorded within Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, with changes in the IRS hedge adjustment recorded within Other Income on the Statutory Statements of Operations. The carrying value of settled variation margin receivable was recorded within Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The table below illustrates the hedge adjustment calculation under SSAP No. 86 for the year ended December 31, 2019:

2019
Initial book value of the IRS created from inception until the designation of hedge accounting	$287
Amounts offsetting changes in the AG43 reserve for the hedged item due to interest rate movements	(62)
Net losses from cumulative IRS sales after designation of hedge accounting (1)	608
Net receivable/payable interest accrued	(2)
Cumulative amortization	(249)
Carrying value of IRS hedge adjustment (2)	$582

(1) In 2017, the Company restruck a portion of its IRS portfolio that hedges variable annuity liabilities. The restrike transaction included selling a portion of the Company's IRS portfolio to consolidate its net positions. As a result of the transaction, the net losses disclosed here were recorded within the IRS hedge adjustment in line with hedge accounting treatment as discussed above.

(2) The carrying value of the IRS hedge adjustment differs from that disclosed in Note 6 as the amount disclosed in Note 6 has been adjusted for IRS positions no longer held by the Company.

Effective January 1, 2020, the Company de-designated its previous hedging relationship under SSAP No. 86 and simultaneously designated the hedging relationship described above under SSAP No. 108. The remaining balance of the SSAP No. 86 hedge adjustment is recorded within Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus, and will be amortized over the life of the former hedge program. See further details below.
The table below illustrates the hedge adjustment calculation under SSAP No. 86:

Hedge adjustment balance at January 01, 2020	582
Amount amortized into earnings at December 31, 2020	(69)
Hedge adjustment balance at December 31, 2020	$513

Effective January 1, 2020, the Company designated the hedging relationship described above under SSAP No. 108. The hedged item consists of a portion of the Company's variable annuity block of business minimum benefit guarantees that are sensitive to interest rate movement. The hedged portion of the block is determined on a monthly basis based on the percentage of the economic liability being hedged. The related hedging instrument is a portfolio of interest rate swap derivatives which follows a dynamic hedging strategy. Changes in interest rates impact the present value of the future product cash flows.
The Company will recognize a net deferred asset or liability within Other assets or Other liabilities, respectively, on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus for fluctuations in fair value that do not offset the changes in the liability. The deferred asset or liability will then be amortized over the timeframe required under SSAP No. 108, paragraph 14, which is the Macaulay duration of guarantee benefit cash flows, capped at 10 years.
The hedge strategy is compliant with VM-21 Clearly Defined Hedge Strategy (CDHS) requirements and meets all the criteria to be defined as an effective hedge relationship as required by SSAP No. 108. The Company entered into this hedging relationship effective January 1, 2020; no changes in hedging strategy have occurred since inception. Hedge effectiveness is measured in accordance with SSAP No. 108 on a quarterly basis, both prospectively and retrospectively, and remains highly effective as of December 31, 2020.

17 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

In accordance with SSAP No. 108, an amount equal to the net deferred asset and deferred liability is allocated from Unassigned funds to Special surplus funds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. As of December 31, 2020, this balance was $1,844. The following table shows the deferred activity for the year ended December 31, 2020. The deferred balance as of January 1, 2020 represents the fair value of the IRS that were previously off balance sheet under SSAP No. 86.

Net deferred balance as of January 1, 2020	$1,435
Amortization	(214)
Additional amounts deferred	623
Net deferred balance as of December 31, 2020	$1,844
The net deferred balance will amortize over the next 10 years, as shown below:

Amortization year	Deferred assets	Deferred liabilities
2021	$(37)	$244
2022	(37)	244
2023	(37)	244
2024	(38)	244
2025	(38)	244
2026	(38)	243
2027	(38)	243
2028	(38)	243
2029	(38)	243
2030	(34)	$25
Total	$(373)	$2,217
The company did not have other changes related to open derivatives removed from SSAP No. 86 and captured in Scope of SSAP No. 108 for the year ended December 31, 2020. As of December 31, 2020, the fair value changes available for application under SSAP No. 108 is $927.
The Company did not have any hedging strategies identified as no longer highly effective and did not terminate any hedging strategies during the year ended December 31, 2020.
Nonqualifying hedging
        Futures and Options Contracts
The Company provides benefits through certain life and annuity products which are linked to the fluctuation of various market indices, and certain variable annuity contracts that provide minimum guaranteed benefits. The Company has analyzed the characteristics of these benefits and has entered into over-the-counter (OTC) option contracts, exchange-traded option (ETO) contracts, and exchange-traded futures contracts tied to an underlying index with similar characteristics with the objective to economically hedge these benefits. Management monitors in-force amounts as well as option and futures contract values to ensure satisfactory matching and to identify unsatisfactory mismatches. If actual persistency deviated, management would purchase or sell option and futures contracts as deemed appropriate or take other actions.
The OTC option contracts and ETO contracts are reported at fair value in Derivative assets and Derivative liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The fair value of the OTC options is derived internally and deemed by management to be reasonable via

18 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

performing an IPV process. The process of deriving internal derivative prices requires the Company to calibrate Monte Carlo scenarios to actual market information. The calibrated scenarios are applied to derivative cash flow models to calculate fair value prices for the derivatives. The fair value of the ETO contacts is based on quoted market prices. Incremental gains and losses from expiring options are included in Net realized capital gain (loss) on the Statutory Statements of Operations. The liability for the related policyholder benefits is reported in Life policies and annuity contracts on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The unrealized gain or loss on open OTC option contracts is recognized as a direct adjustment to Unassigned surplus within the Statutory Statements of Capital and Surplus. Any unrealized gains or losses on open OTC option contracts are recognized as realized when the contracts mature (see Note 5 for further discussion).
Futures contracts do not require an initial cash outlay, and the Company has agreed to daily net settlement based on movements of the representative index. Therefore, no asset or liability is recorded as of the end of the reporting period. A derivative asset or liability and an offsetting variation margin payable or receivable is recorded in Derivative assets or Derivative liabilities in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus for the outstanding unpaid variation margin representing market movements on the last trading day of the year.
Gains and losses are not considered realized until the termination or expiration of the futures contract. Unrealized gains and losses on futures contracts are reflected in the Statutory Statements of Capital and Surplus in Unassigned surplus, within Change in unrealized capital gains (loss). Realized gains and losses on futures contracts are included in the Statutory Statements of Operations, Net realized capital gain (loss), net of taxes and interest maintenance reserve.
In 2018, NAIC SAP issued an update to SSAP No. 86 clarifying treatment of futures gains and losses, see Note 3.
Interest Rate Swaps, Credit Default Swaps, Total Return Swaps, and To Be Announced Securities
The Company utilizes IRS, credit default swaps (CDS), total return swaps (TRS), and To Be Announced (TBA) securities to economically hedge market risks embedded in certain life and annuity products. The IRS, CDS, TRS and TBA securities are reported at fair value in Derivative assets or Derivative liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The fair value of the IRS, CDS, and TBA securities are derived using a third-party vendor software program and deemed by management to be reasonable. Centrally cleared IRS fair values are obtained from the exchange on which they are traded. The fair value of the TRS is based on counterparty pricing and deemed by management to be reasonable. Changes in unrealized gains and losses on the swaps are recorded as a direct adjustment to Unassigned surplus within the Statutory Statements of Capital and Surplus. Gains and losses on exchange cleared IRS are recorded as unrealized until the contracts mature or are disposed at which time they are recorded as realized, subject to offset by IMR.
(l)    Corporate-Owned Life Insurance
Corporate-owned life insurance (COLI) is recognized initially as the amount of premiums paid. Subsequent measurement of the contract is based upon the amount that could be realized assuming the surrender of an individual-life policy (or certificate in a group policy), otherwise known as the cash surrender value (CSV), in accordance with SSAP No. 21 – Other Admitted Assets (SSAP No. 21). Changes in CSV resulting from subsequent measurement of the contract are recognized as a component of Other income on the Statutory Statements of Operations. The Company’s COLI policies are reported in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(m)    Borrowed Money
The Company is a member of the FHLB of Des Moines, primarily for the purpose of participating in the FHLB’s mortgage collateralized loan advance program with short-term and long-term funding facilities. Members are required to purchase and hold a minimum amount of FHLB capital stock plus additional stock

19 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

based on outstanding advances. Through its membership, the Company has issued debt to the FHLB in exchange for cash advances. It is part of the Company’s strategy to utilize funds borrowed from the FHLB for operations and strategic initiatives. The Company’s current borrowings are not subject to prepayment obligations.
Funds obtained from the FHLB and accrued interest are included within Borrowed money within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus in accordance with SSAP No. 15 – Debt and Holding Company Obligations. The collateral pledged to FHLB is reported as admitted assets within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus in accordance with admissibility testing under SSAP No. 30 – Unaffiliated Common Stock.
(n)    Income Taxes
The Company and its subsidiaries file a consolidated federal income tax return with AZOA and all of its wholly-owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to certain tax allocation elections under the Internal Revenue Code (IRC) and its related regulations and reimbursement will be in accordance with an intercompany tax reimbursement arrangement. The Company, and its insurance subsidiaries, generally will be paid for the tax benefit of any of their tax attributes used by any member of the consolidated group.
The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Any such change could significantly affect the amounts reported in the Statutory Statements of Operations. Management uses best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Quarterly, management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums, and other rulings issued by the Internal Revenue Service or the tax courts.
The Company utilizes the asset and liability method of accounting for income taxes. DTAs and deferred tax liabilities (DTLs), net of the nonadmitted portion are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Gross DTAs and DTLs are measured using enacted tax rates and are considered for admitted tax asset status according to the admissibility test as set forth by the NAIC. Changes in DTAs and DTLs, including changes attributable to changes in tax rates, are recognized as a component of Unassigned surplus on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(o)    Separate Accounts
Separate account assets and liabilities are primarily funds held for the exclusive benefit of variable and variable-indexed annuity contract holders for which investment income and investment gains and losses accrue directly to and the investment risk is borne by contract holders. Separate account assets are reported at fair value in accordance with SSAP No. 56 – Separate Accounts (SSAP No. 56), with the exception of certain bonds, cash, cash equivalents, and investment income due and accrued. Certain assets that are allocated to the index options for the Allianz Index Advantage Variable Annuity (VIA) are invested in bonds, cash, cash equivalents, and investment income due and accrued, and carried at amortized cost in accordance with the product filing requirements in the state of Minnesota.
Amounts due from separate accounts primarily represent the difference between the surrender value of the contracts and the Separate account liability as disclosed on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. This receivable represents the surrender fee that would be paid to the Company upon the surrender of the policy or contract by the policyholder or contract holder as of December 31. Amounts charged to the contract holders for mortality and contract maintenance, and other

20 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

administrative services fees are included in income within Fees from separate accounts on the Statutory Statements of Operations. These fees have been earned and assessed against contract holders on a daily or monthly basis throughout the contract period and are recognized as revenue when assessed and earned. Transfers to (from) separate accounts within the Statutory Statements of Operations primarily includes transfers for new premium and annuity considerations, benefit payments, surrender charge wear-off, realized and unrealized investment gains/losses, investment income, and other contractholder behavior.
(p)    Receivables
Receivable balances approximate estimated fair values. This is based on pertinent information available to management as of year-end, including the financial condition and creditworthiness of the parties underlying the receivables. Any balances outstanding more than 90 days are nonadmitted on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(q)    Reclassifications
Prior year balances have not been reclassified to conform to the current year presentation.
(3)    Accounting Changes and Corrections of Errors
Accounting Changes
Adoption of VM-21 Principle-Based Reserving Methodology for Variable Annuities
Effective January 1, 2020, the Company adopted VM-21, as the effective guidance under which the Company's variable and variable-indexed annuities reserves are calculated. Previously, the Company calculated these reserves using guidance found in AG43. VM-21 applies to business issued on or after January 1, 2017. Under VM-21, during 2017, 2018, and 2019, the Company elected to combine contracts subject to AG43 and VM-21 for purposes of calculating reserves. In 2019, the NAIC adopted revisions to both AG43 and VM-21, effective January 1, 2020. The implementation of the 2019 revisions on January 1, 2020 resulted in a pre-tax increase of $1 to Policyholder liabilities for Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus and the corresponding decrease to surplus for the same amount is recorded through Change in reserve on account of change in valuation basis within the Statutory Statements of Capital and Surplus. The 2019 amendments allow an optional phase-in of the increase which the Company did not elect.
Change in Reserves on Account of Change in Valuation Basis
In 2018, the Company changed its valuation basis for certain fixed index annuities with guaranteed lifetime withdrawal benefit (GLWB) streams to utilize Type A rates for when GLWB streams extend into the account value equals zero phase. Previously the Company utilized a combination of Type A and Type C rates for this benefit stream. The prior period impacts related to this change were recorded in 2018 and resulted in a pre-tax decrease of $342 to Policyholder liabilities for Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The corresponding increase to surplus for the same amount is recorded in Change in reserve on account of change in valuation basis within the Statutory Statements of Capital and Surplus.
Attained Age Based Income Payment Rate Methodology
In 2018, the Company changed its methodology applied to calculate reserves for attained age-based income payment rates for income policies that have not yet elected payments. The previous methodology calculated reserves for attained age payment rates coinciding with the current policy year and number of years of deferral. The Company changed its methodology to reflect the current benefit available to the policyholder by utilizing the attained age and policy years of deferral coinciding with the next anniversary. Impacts related to prior periods were recorded in 2018 and resulted in a pre-tax increase of $147 to Policyholder liabilities for Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The corresponding decrease to surplus of $117 is recorded in Change in accounting principle, net of tax within the Statutory Statements of Capital and Surplus.
Variable-Indexed Annuity Basic Adjusted Reserve Calculation

21 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

In 2018, the Company changed its methodology used to calculate the Basic Adjusted Reserve for variable-indexed annuities to utilize the guaranteed cap instead of the projected index option. The prior period impacts of the methodology change were recorded in 2018 and resulted in a pre-tax decrease of $39 to Policyholder liabilities for Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The corresponding increase to surplus of $31 is recorded in Change in accounting principle, net of tax within the Statutory Statements of Capital and Surplus.
Recently Issued Accounting Standards – Adopted in 2020
Effective January 1, 2020, the Company adopted SSAP No. 108, the standard establishes statutory accounting principles to address certain limited derivative transactions hedging variable annuity guarantees subject to fluctuations as a result of interest rate sensitivity. The Company added all applicable new disclosures required by the standard; see Note 2(k) for further information. There were no impacts to net income or surplus during the year ended December 31, 2020, as a result of this adoption.
In 2016, the NAIC adopted revisions to SSAP No. 51R, Life Contracts and SSAP No. 54, Individual and Group Accident and Health Contracts, Issue Paper No. 154, Implementation of Principles-Based Reserving. These revisions relate to the adoption of the Valuation Manual and provides for principle-based reserving for Life and Heath contracts, and are effective January 1, 2017. The Valuation Manual provides the following revisions: 1) VM-20, Requirements for Principle-Based Reserves, for Life Products, includes an optional three-year deferral. The Company elected the deferral and adopted this update effective January 1, 2020. It applies to business issued on or after this date. 2) VM-21, see details disclosed above. 3) VM-22, Statutory Maximum Valuation Interest Rates for Income Annuities, was effective January 1, 2018. It applies to annuitizations on contracts issued on or after that date. Because most annuitizations occur years after a contract has been issued, its impact on net income and surplus has not been material. 4.) VM-25, Health Insurance Reserves Minimum Requirements, and VM-26, Credit Life and Disability Reserve Requirements, are not applicable as the Company does not issue these contracts.
In August 2019, the NAIC adopted SSAP No. 22R, Leases. This revised standard is a substantive revision, reorganization, and clarification of SSAP 22. It adopts much of the language of US GAAP ASU 2016-02, Leases, but retains operating lease accounting for Statutory accounting. It was effective January 1, 2020, with early adoption permitted. The Company adopted these revisions effective January 1, 2020. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the revisions.
In March 2020, the NAIC adopted INT 20-01, Reference Rate Reform. The interpretation adopted the optional guidance outlined in Accounting Standards Update (ASU) 2020-04, Reference Rate Reform, for a limited period of time to ease the potential burden on accounting for reference rate reform. The practical expedients outlined in the interpretation are for modifications solely related to reference rate reform and optionally suspends assessments for re-measuring a contract and dedesignating a hedge relationship. This interpretation is effective on the date of adoption and expires on December 31, 2022. The Company adopted the optional guidance in this interpretation effective March 12, 2020. As of December 31, 2020, the Company has not made any modifications to financial assets or liabilities as a result of reference rate reform.
In May 2020, the NAIC adopted revisions to SSAP No. 26R, Bonds, which provides clarifying guidance when assessing other than temporary impairments (OTTI) for debt instruments that have been previously modified pursuant to SSAP No. 36, Troubled Debt Restructuring, or SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The revisions to SSAP No. 26R state subsequent OTTI assessments for debt instruments modified under SSAP No. 36 or SSAP No 103 will be based on the modified contractual terms and not revert back to the original acquisition terms. These revisions were effective May 20, 2020 and were subsequently adopted by the Company. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the revisions.
In April, May, June, and August 2020, the NAIC adopted the following interpretations (INT) in response to the COVID-19 pandemic:
•INT 2020-02, Extension of the 90-Day Rule for the Impact of COVID-19, extends a one-time optional extension of the nonadmission assessment guidance for premiums and similar receivables due from

22 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

policyholders or agents. For receivables that were current prior to the beginning of the declaration of a state of emergency by the U.S. federal government on March 13, 2020 or originated on or after March 13, 2020, insurers may continue to admit assets greater than 90 days past due. This INT is applicable for the March 31, 2020, June 30, 2020, and September 30, 2020 financial statements and expired on December 30, 2020. This INT did not have an impact to the Company.
•INT 2020-03, Troubled Debt Restructuring Due to COVID-19, follows the inter-agency COVID-19 guidance issued by the federal and state prudential banking regulators (and concurred by the Financial Accounting Standards Board) and the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Specifically, a modification of a mortgage loan or bank loan terms does not result in troubled debt restructuring as long as the modification is in response to COVID-19, the borrower was current at the time of the modification, and the modification is short-term. In addition, insurers are not required to designate mortgage loans or bank loans with deferrals granted due to COVID-19 as past due or report them as nonaccrual loans. This INT is effective for the period beginning March 1, 2020 and originally expired on December 31, 2020. In January 2021, the provisions in this INT were extended updating the effective period to be the earlier of January 1, 2022 or the date that is 60 days after the date on which the national emergency declared by the President terminates. The Company implemented a loan modification program that adhered to the requirements outlined in the INT for investments in commercial and residential mortgage loans.
•INT 2020-04, Mortgage Loan Impairment Assessment Due to COVID-19, defers the impairment assessment for bank loans, mortgage loans, and investments which predominantly hold underlying mortgage loans and are impacted by forbearance or modifications in response to COVID-19. This INT was applicable for the March 31, 2020, June 30, 2020, and September 30, 2020 financial statements and expired on December 30, 2020. This INT did not have a material impact to the Company.
•INT 2020-05, Investment Income Due and Accrued. This INT provides temporary relief guidance for assessing the collectability of interest income, admissibility relief of accrued investment income 90 days past due, and clarifies how interest income should be recognized during a payment holiday. This INT is applicable for the June 30, 2020, and September 30, 2020 financial statements and expired on December 30, 2020. This INT did not have a material impact to the Company.
•INT 2020-06, Participation in the 2020 TALF Program. This INT provides guidance for reporting Term Asset-Backed Securities Lending Facility (TALF) loans for the duration of the 2020 TALF program. This INT did not impact the Company as the Company did not participate in this program.
•INT 2020-07, Troubled Debt Restructuring of Certain Debt Investments Due to COVID-19. This INT provides temporary guidance by allowing practical expedients when assessing whether modifications made to debt securities (under SSAP No. 26R and SSAP No. 43R) due to COVID-19 are insignificant. Specifically, the guidance proposes restructurings in response to COVID-19 are considered to be insignificant if the restructuring results in a 10% or less shortfall amount in the contractual amount due and does not extend the maturity of the investment by more than 3 years. This INT was effective for the period beginning March 1, 2020 and originally expired on December 31, 2020. In January 2021, the provisions in this INT were extended updating the effective period to be the earlier of January 1, 2022 or the date that is 60 days after the date on which the national emergency declared by the President terminates. This INT did not have a material impact to the Company.
•INT 2020-08, COVID-19 Premium Refunds, Rate Reductions and Policyholder Dividends. This INT provides guidance for returns or benefits to policyholders. This INT did not impact the Company.
These INTs have an immaterial effect on the financial statements as of December 31, 2020. The Company will continue to monitor these INTs and assess impacts until they are nullified.
In July 2020, the NAIC adopted INT 20-09, Basis Swaps as a Result of the LIBOR Transition, to address the statutory accounting and reporting requirements for basis swaps issued by central clearing parties solely in response to the market-wide transaction away from the London Interbank Offered Rate (LIBOR) and toward the Secured Oversight Financing Rate (SOFR). This INT allows basis swaps issued solely in response to reference rate reform to

23 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

be classified as derivatives used for “hedging” and reported as admitted assets in the statutory financial statements. The INT is effective July 30, 2020 and was subsequently adopted by the Company. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the INT.
In November 2020, the NAIC adopted revisions to SSAP No. 43R, Loan-Backed and Structured Securities. The revisions reflect the updated NAIC designation category for residential and commercial mortgage-backed securities that utilize the financial modeling guidance. The revisions were effective November 12, 2020 and were subsequently adopted by the Company. There was no impact on net income or surplus during the year ended December 31, 2020, as a result of adopting the INT.
Recently Issued Accounting Standards – Adopted in 2019
In August 2019, the NAIC adopted revisions to SSAP No. 43R, Loan-Backed and Structured Securities. These revisions clarify that when a security has different NAIC designations by lot, the reporting entity shall either report the entire investment in a single reporting line at the lowest NAIC designation that would apply to a lot, or report the investment separately by purchase lot in the investment schedule. This update only affects investments with multiple lots at different ratings and would not require the entire schedule to be disclosed at a lot level. These revisions are effective as of September 30, 2019. There was no impact to net income or surplus during the year ended December 31, 2019, as a result of adopting the revised standard.
Recently Issued Accounting Standards – Adopted in 2018
In 2017, the NAIC adopted revisions to SSAP No. 69, Statement of Cash Flow, by adopting ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, in its entirety. The revisions provide guidance on the classification of eight different subject matter topics including: 1) Debt prepayment or debt extinguishment costs, 2) Settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, 3) Contingent consideration payments made after a business combination, 4) Proceeds from the settlement of insurance claims, 5) Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, 6) Distributions received from equity method investors, 7) Beneficial interests in securitization transactions, and 8) Separately identifiable cash flows and application of the predominance principle. The revisions are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company elected to apply the cumulative earnings approach in recording distributions from equity method investments in the statements of cash flow upon adoption of the revisions. There was no impact to net income or surplus during the year ended December 31, 2018 as a result of adopting the revisions.
In 2017, the NAIC adopted revisions to SSAP No. 86. These revisions clarify that variation margin changes should not be recognized as "settlement" until the derivative contract has terminated and instead should be recognized as an adjustment to the carrying value of the derivative contract as a separate asset or liability. The revisions are effective January 1, 2018 with prospective application. Upon adoption, the Company reflected a prospective change in variation margin for all futures contracts as unrealized until sale, maturity, or expiration, resulting in a pre-tax decrease of $8 to net income and no impact to surplus for the year ended December 31, 2018.
Recently Issued Accounting Standards – To Be Adopted
Not applicable.
Corrections of Errors
The Company records correction of errors in accordance with SSAP No. 3 – Accounting Changes and Correction of Errors (SSAP No. 3). SSAP No. 3 prescribes that the correction of errors in previously issued Statutory Financial Statements will be reported as an adjustment to capital and surplus in the period the error is detected. These errors are shown within Correction of errors, net of tax, on the Statutory Statements of Capital and Surplus. During the years ended December 31, 2020, 2019, and 2018, there were no Corrections of errors recorded on the Statutory Statements of Capital and Surplus.

24 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(4)    Risk Disclosures
The following is a description of the significant risks facing the Company and how it attempts to mitigate those risks:
(a)    Credit Risk
Credit risk is the risk that issuers of fixed-income securities, borrowers of mortgages on commercial real estate, or other parties with whom the Company has transactions, such as reinsurers and derivative counterparties, default on their contractual obligations, resulting in unexpected credit losses.
The Company mitigates this risk by adhering to investment policies and limits that provide portfolio diversification on an asset class, asset quality, creditor, and geographical basis, and by complying with investment limitations from applicable state insurance laws and regulations. The Company considers all relevant objective information available in estimating the cash flows related to structured securities. The Company actively monitors and manages exposures, and determines whether any securities are impaired. The aggregate credit risk is influenced by management’s risk/return preferences, the economic and credit environment, and the ability to manage this risk through liability portfolio management.
For derivative counterparties, the Company mitigates credit risk by tracking and limiting exposure to each counterparty through limits that are reported regularly and, once breached, restricts further trades; establishing relationships with counterparties rated BBB+ and higher; and monitoring the CDS of each counterparty as an early warning signal to cease trading when credit default swap spreads imply severe impairment in credit quality.
The Company executes Credit Support Annexes (CSA) with all active and new counterparties which further limits credit risk by requiring counterparties to post collateral to a segregated account to cover any counterparty exposure. Additionally most transactions are cleared through a clearinghouse thereby transferring counterparty risk from the bank to the clearinghouse that tends to have stronger credit. This often leads to increased collateralization and lower counterparty risk for the Company.
(b)    Credit Concentration Risk
Credit concentration risk is the risk of increased exposure to significant asset defaults (of a single security issuer); economic conditions (if business is concentrated in a certain industry sector or geographic area); or adverse regulatory or court decisions (if concentrated in a single jurisdiction) affecting credit.
The Company’s Finance Committee, responsible for asset/liability management (ALM) issues, recommends an investment policy to the Company’s Board of Directors (BOD) and approves the strategic asset allocation and accompanying investment mandates for an asset manager with respect to asset class. The investment policy and accompanying investment mandates specify asset allocation among major asset classes and the degree of asset manager flexibility for each asset class. The investment policy complies, at a minimum, with state statutes. Compliance with the policy is monitored by the Finance Committee who is responsible for implementing internal controls and procedures. Deviations from the policy are monitored and addressed. The Finance Committee and, subsequently, the BOD review the investment policy at least annually.
To further mitigate this risk, internal concentration limits based on credit rating and sector are established and are monitored regularly. Any ultimate obligor group exceeding these limits is placed on a restricted list to prevent further purchases, and the excess exposure may be actively sold down to comply with concentration limit guidelines. Any exceptions require Chief Risk Officer approval and monitoring by the Risk Committee. Further, the Company performs a quarterly concentration risk calculation to ensure compliance with the State of Minnesota insurance regulations.
(c)    Liquidity Risk
Liquidity risk is the risk that unexpected timing or amounts of cash needed will require liquidation of assets in a market that will result in a realized loss or an inability to sell certain classes of assets such that an insurer will be unable to meet its obligations and contractual guarantees. Liquidity risk also includes the risk that in the event of a company liquidity crisis, refinancing is only possible at higher interest rates. Liquidity risk can be

25 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

affected by the maturity of liabilities, the presence of withdrawal penalties, the breadth of funding sources, and terms of funding sources. It can also be affected by counterparty collateral triggers as well as whether anticipated liquidity sources, such as credit agreements, are cancelable.
The Company manages liquidity within four specific domains: (1) monitoring product development, product management, business operations, and the investment portfolio; (2) setting ALM strategies; (3) managing the cash requirements stemming from the Company’s derivative dynamic economic hedging activities; and (4) establishing liquidity facilities to provide additional liquidity. The Company has established liquidity risk limits, which are approved by the Company’s Risk Committee, and the Company monitors its liquidity risk regularly. The Company also sets target levels for the liquid securities in its investment portfolio.
(d)    Interest Rate Risk
Interest rate risk is the risk that movements in interest rates or interest rate volatility will cause a decrease in the value of an insurer’s assets relative to the value of its liabilities and/or an unfavorable change in prepayment activity resulting in compressed interest margins.
The Company has an ALM strategy to align cash flows and duration of the investment portfolio with policyholder liability cash flows and duration. The Company further limits interest rate risk on variable annuity guarantees through interest rate hedges. The Company monitors the economic and accounting impacts of interest rate sensitivities on assets and liabilities regularly.
(e)    Equity Market Risk
Equity market risk is the risk that movements in equity prices or equity volatility will cause a decrease in the value of an insurer’s assets relative to the value of its liabilities.
The policy value of the fixed-indexed universal life, fixed-indexed annuity, and variable-indexed annuity products is generally linked to equity market indices. The Company economically hedges this exposure with derivatives.
Variable annuity products guarantee minimum payments regardless of market movements. The Company has adopted an economic hedging program to manage the equity risk of these products.
The Company monitors the impacts of equity sensitivities on assets and liabilities regularly.
Basis risk is the risk that variable annuity hedge asset values change unexpectedly relative to the value of the underlying separate account funds of the variable annuity contracts. Basis risk may arise from the Company’s inability to directly hedge the underlying investment options of the variable annuity contracts. The Company regularly reviews and synchronizes fund mappings, product design features, hedge design, and manages funds line-up.
(f)    Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes and systems, from human misbehavior or error, or from external events. Operational risk is comprised of the following seven risk categories: (1) external fraud; (2) internal fraud; (3) employment practices and workplace safety; (4) clients/third-party, products and business practices; (5) damage to physical assets; (6) business disruption and system failure; and (7) execution, delivery, and process management. Operational risk is comprehensively managed through a combination of core qualitative and quantitative activities.
The Operational Risk Management framework includes the following key activities: (1) an Operational Risk Capital Model covering all material types of operational risks, under which the Company quantifies and regularly monitors operational risk; (2) loss data capture to create transparency and gather information about losses that meet a designated threshold. Business owners are required to identify and resolve the root cause of operational loss events; and (3) an integrated risk and control system, a bottom-up risk assessment process for significant operational risk scenarios, to proactively manage significant operational risk scenarios throughout the organization.

26 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(g)    Regulatory Change Risk
Regulatory change risk is the risk that regulatory changes and imposed regulation may materially impact the Company's business model, sales levels, company financials and ability to effectively comply with regulations.
The Company actively monitors all regulatory changes and participates in national and international discussions relating to legal, regulatory, and accounting changes. The Company maintains active membership with various professional and industry trade organizations. A formal process exists to review, analyze, and implement new legislation as it is enacted.
(h)    Rating Agency Risk
Rating agency risk is the risk that rating agencies change their outlook or rating of the Company or a subsidiary of the Company. The rating agencies generally utilize proprietary capital adequacy models in the process of establishing ratings for the Company. The Company is at risk of changes in these models and the impact that changes in the underlying business that it is engaged in can have on such models. To mitigate this risk, the Company maintains regular communications with the rating agencies and evaluates the impact of significant transactions on such capital adequacy models and considers the same in the design of transactions to minimize the adverse impact of this risk. Rating agency capital is calculated and analyzed at least annually. Rating agency risk is also addressed in the TRA process and on an ad hoc basis as necessary.
(i)    Mortality/Longevity Risk
Mortality/longevity risk is the risk that mortality experience is different than the life expectancy assumptions used by the Company to price its products.
The Company mitigates mortality risk primarily through reinsurance, whereby the Company cedes a significant portion of its mortality risk to third parties. The Company also manages mortality risk through the underwriting process. Both mortality and longevity risks are managed through the review of life expectancy assumptions and experience in conjunction with active product management.
(j)    Lapse Risk
Lapse risk is the risk that actual lapse experience evolves differently than the assumptions used for pricing and valuation exercises leading to a significant loss in Company value and/or income.
The Company mitigates this risk by performing sensitivity analysis at the time of pricing to affect product design, adding Market Value Adjustments and surrender charges when appropriate, regular ALM analysis, and exercising management levers at issue, as well as post-issue as experience evolves. Policyholder experience is monitored regularly.
(k)    Cyber Security Risk
Cyber security risk is the risk of losses due to external and/or internal attacks impacting the confidentiality, integrity, and/or availability of key systems, data, and processes reliant on digital technology. The Company has implemented preventative, detective, response, and recovery measures including firewalls, intrusion detection and prevention, advanced malware detection, spyware and anti-virus software, email protection, network and laptop encryption, web content filtering, web application firewalls, and regular scanning of all servers and network devices to identify vulnerabilities. Controls are implemented to prevent and review unauthorized access.
(l)    Reinsurance Risk
Reinsurance risk is the risk that reinsurance companies default on their obligation where the Company has ceded a portion of its insurance risk. The Company uses reinsurance to limit its risk exposure to certain business lines and to enable better capital management.
Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company.

27 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The Company mitigates this risk by requiring certain counterparties to meet thresholds related to the counterparty’s credit rating, exposure, or other factors. If the thresholds are not met by those counterparties, they are required to establish a trust or letter of credit backed by assets meeting certain quality criteria. All arrangements are regularly monitored to determine whether trusts or letters of credit are sufficient to support the ceded liabilities and that their terms are being met. Also, the Company reviews the financial standings and ratings of its reinsurance counterparties and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies regularly.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(5)    Investments
(a)    Bonds, Other Assets Receiving Bond Treatment, and Stocks
At December 31, the amortized cost, gross unrealized gains, gross unrealized losses, and fair values of investments, excluding investments in affiliates, are shown below:

	2020
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds:
U.S. government	$3,318	300	10	3,608
Agencies not backed by the full faith and credit of the U.S. government	3	1	—	4
States and political subdivisions	9,536	2,335	2	11,869
Foreign governments	1,138	125	2	1,261
Corporate securities	70,975	12,730	90	83,615
Mortgage-backed securities	14,126	1,232	9	15,349
Collateralized debt obligations	17	12	—	29
Total bonds	99,113	16,735	113	115,735
Common stocks	217	18	1	234
Preferred stocks	41	2	—	43
Total	$99,371	16,755	114	116,012

	2019
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds:
U.S. government	$3,014	123	8	3,129
Agencies not backed by the full faith and credit of the U.S. government	3	—	—	3
States and political subdivisions	9,722	1,486	3	11,205
Foreign governments	777	54	1	830
Corporate securities	70,048	7,385	68	77,365
Mortgage-backed securities	15,313	612	16	15,909
Collateralized debt obligations	16	13	—	29
Total bonds	98,893	9,673	96	108,470
Common stocks	144	10	1	153
Preferred stocks	29	2	—	31
Total	$99,066	9,685	97	108,654
At December 31, 2020, amortized cost differed from the carrying value of bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus due to NAIC-6 rates bonds where the market value was lower than amortized cost. The total unrealized losses recorded by the Company for these bonds was an insignificant amount as of December 31, 2020. At December 31, 2019, the Company did not have any NAIC-6 rated bonds for which amortized cost differed from carrying value.
The Company had NAIC-6 rated bonds with a statement value of $3 and $4 as of December 31, 2020 and 2019, respectively. There was no interest due on bonds in default, which was excluded from investment income due and accrued as of December 31, 2020 and 2019.

29 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

At December 31, 2020 and 2019, the Company had hybrid securities with a carrying value of $30 and $34, respectively.
As of December 31, 2020 and 2019, investments with a statement value of $23 and $30, respectively, were held on deposit with various insurance departments and in other trusts as required by statutory regulations.
The amortized cost and fair value of bonds and other assets receiving bond treatment reported in the statutory Annual Statement Schedule D Part 1A at December 31, 2020, by contractual maturity, are shown below:

	Carrying value	Fair value
Due in 1 year or less	$1,812	$1,828
Due after 1 year through 5 years	12,471	13,585
Due after 5 years through 10 years	20,310	23,149
Due after 10 years through 20 years	23,496	29,053
Due after 20 years	25,638	31,330
No maturity date	1,243	1,412
Mortgage-backed and other structured securities	14,143	15,378
Total bonds and other assets receiving bond treatment	$99,113	$115,735
Expected maturities will differ from contractual maturities, because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
Proceeds from sales of bonds includes sales, maturities, paydowns, and other redemptions of bonds and other assets receiving bond treatment. Proceeds from sales of bonds for the years ended December 31 are shown below:

	2020	2019	2018
Proceeds from sales	$8,677	15,892	9,476
Gross gains	162	75	94
Gross losses	28	34	63
Proceeds from sales of common stocks for the years ended December 31 are shown below:

	2020	2019	2018
Proceeds from sales	$147	111	172
Gross gains	3	2	5
Gross losses	2	2	—
Proceeds from sales of preferred stocks for the years ended December 31 are shown below:

	2020	2019	2018
Proceeds from sales	$—	2	—
Gross gains	—	—	—
Gross losses	—	—	—
For the years ended December 31, 2020 and 2019, there were 138 and 93 CUSIPs sold, disposed, or otherwise redeemed as a result of a callable feature, respectively. The aggregate amount of investment income generated as a result of these transactions was $56 and $52 for 2020 and 2019, respectively.
The Company’s bond portfolio includes mortgage-backed securities. Due to the high quality of these investments and the lack of subprime loans within the securities, the Company does not have a material exposure to subprime mortgages.

30 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(b)    Unrealized Investment Losses
To determine whether or not declines in fair value are other than temporary, the Company performs a quarterly review of its entire combined investment portfolio, including investments held by subsidiaries, using quoted market prices by third-party sources. For further discussion, see Notes 2 and 6.
Unrealized losses and the related fair value of investments held by the Company for the years ended December 31 are shown below:

	2020
	12 months or less		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Bonds:
U.S. government	$374	10	—	—	374	10
Agencies not backed by the full faith and credit of the U.S. government	—	—	—	—	—	—
Foreign government	51	2	—	—	51	2
States and political subdivisions	85	2	—	—	85	2
Corporate securities	2,085	78	578	12	2,663	90
Mortgage-backed securities	158	5	41	4	199	9
Total bonds	2,753	97	619	16	3,372	113
Common stock	7	—	9	1	16	1
Total temporarily impaired securities	$2,760	97	628	17	3,388	114

	2019
	12 months or less		Greater than 12 months		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Bonds:
U.S. government	$292	6	292	2	584	8
Agencies not backed by the full faith and credit of the U.S. government	—	—	—	—	—	—
Foreign government	123	1	—	—	123	1
States and political subdivisions	87	3	—	—	87	3
Corporate securities	2,089	27	1,250	41	3,339	68
Mortgage-backed securities	1,241	12	140	4	1,381	16
Total bonds	3,832	49	1,682	47	5,514	96
Common stock	18	1	6	—	24	1
Total temporarily impaired securities	$3,850	50	1,688	47	5,538	97
As of December 31, 2020 and 2019, the number of investment holdings that were in an unrealized loss position was 472 and 548, respectively, for bonds, and 13 and 19, respectively, for common stocks.
As of December 31, 2020 and 2019, of the total amount of unrealized losses, $76, or 67.7%, and $80, or 83.2%, respectively, are related to unrealized losses on investment grade securities. Investment grade is defined as a security having an NAIC SVO credit rating of 1 or 2. Unrealized losses on securities are principally related to changes in interest rates or changes in sector spreads from the date of purchase. As contractual payments continue to be met, management continues to expect all contractual cash flows to be received and does not consider these investments to be other-than-temporarily impaired.

31 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(c)    Realized Investment Gains (Losses)
Net realized capital gains (losses) for the years ended December 31 are shown below:

	2020	2019	2018
Bonds	$(120)	13	(81)
Stocks	2	—	5
Mortgage Loans	(34)	—	—
Derivatives	202	1,062	(469)
Other	(1)	(2)	(1)
Total realized capital gains (losses)	49	1,073	(546)
Income tax benefit (expense) on net realized gains (losses)	—	11	(4)
Total realized capital gains (losses), net of taxes	49	1,084	(550)
Net gains (losses) transferred to IMR, net of taxes	(93)	31	(60)
Net realized gains (losses), net of taxes and IMR	$142	1,053	(490)
(d)    Net Investment Income
Major categories of net investment income for the years ended December 31 are shown below:

	2020	2019	2018
Interest:
Bonds	$4,189	4,319	4,090
Mortgage loans on real estate	647	617	561
Policy loans	12	11	11
Cash, cash equivalents, and short-term investments	7	23	25
Dividends:
Stocks	7	7	7
Investment in subsidiaries	50	67	70
Rental income on real estate	20	13	12
Derivatives	(14)	(109)	(102)
Other	47	(7)	(8)
Gross investment income	4,965	4,941	4,666
Investment expenses	(138)	(146)	(126)
Net investment income before amortization of IMR	4,827	4,795	4,540
Amortization of IMR	37	44	53
Net investment income	$4,864	4,839	4,593
(e)    Mortgage Loans on Real Estate
The Company's investment in mortgage loans on real estate includes CMLs and RMLs at December 31, 2020 and 2019.
At December 31, 2020 and 2019, the Company's CML portfolio includes concentrations exceeding 10% for the following states:

	2020		2019
	Concentration Amount	Concentration %	Concentration Amount	Concentration %
California	$3,356	22.6%	$3,364	24.5%

32 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The maximum lending rates for CMLs made during 2020 and 2019 were 4.1% and 5.0%, respectively. The minimum lending rates for CMLs made during 2020 and 2019 were 2.2% and 2.8%, respectively. The maximum percentage of any one loan to the value of security at the time of the loan extension exclusive of insured, guaranteed or purchased money mortgages was 84.8% and 74.6% during 2020 and 2019, respectively.
At December 31, 2020 and 2019, the Company's RML portfolio includes concentrations exceeding 10% for the following states:

	2020		2019
	Concentration Amount	Concentration %	Concentration Amount	Concentration %
California	$353	46.3%	$240	49.2%
Florida	$80	10.4%	51	10.4%

The maximum lending rates for RMLs made during 2020 and 2019 was 8.3% and 9.1%. The minimum lending rates for RMLs made during 2020 and 2019 was 3.0% and 3.6%. The maximum percentage of any one loan to the value of security at the time of the loan extension exclusive of insured, guaranteed or purchased money mortgages for RMLs was 93.3% and 94.1% during 2020 and 2019.
As of December 31, 2020 and 2019, there were no taxes, assessments, or amounts advanced that were excluded from the mortgage loan investment total.
(1)    Age Analysis of Mortgage Loans
The following table presents an age analysis of the Company's mortgage loan investments as of December 31, 2020 and 2019 by type:

	2020		2019
	Residential	Commercial	Residential	Commercial
Current	$693	14,813	481	13,728
30-59 Days Past Due	17	—	—	—
60-89 Days Past Due	2	—	1	—
90-179 Days Past Due	4	—	7	—
180+ Days Past Due	47	58	—	—
Total	$763	14,871	489	13,728
For mortgage loans investments greater than 90 days past due and are still accruing interest, the recorded investment and interest accrued as of December 31, 2020 and 2019 is shown below by type:

	2020		2019
	Residential	Commercial	Residential	Commercial
Accruing Interest 90-179 Days Past Due
Recorded Investment	$2	—	7	—
Interest Accrued	—	—	—	—
Accruing Interest 180+ Days Past Due
Recorded Investment	—	—	—	—
Interest Accrued	—	—	—	—
There were no mortgage loan investments for which interest was reduced as of December 31, 2020 and 2019.
As of December 31, 2020 and 2019 there were no RMLs in which the Company participated as a co-lender in a mortgage loan agreement. As of December 31, 2020 and 2019, for CML investments, the recorded investment for which the Company participated as a co-lender in a mortgage loan agreement was $1,979 and $1,649, respectively.

33 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(2) Impaired Mortgage Loans
For the years ended December 31, 2020, and 2019, the recorded investment in impaired CMLs was $25, and $3, respectively. These amounts also represent the average recorded investment in impaired mortgage loans for the year ended December 31, 2020, and 2019. There was no related allowance for credit losses on these investments and the Company did not participate as a co-lender in the related mortgage loan agreement. In addition, the impaired CMLs were not in nonaccrual status and no interest income recognized using a cash-basis method of accounting during the time that the loan was impaired. There was no recorded investment in impaired RMLs for the years ended December 31, 2020, and 2019.
There was $1 interest income recognized on impaired mortgage loans as of December 31, 2020 and $0 interest income recognized in 2019 and 2018. The Company recognizes interest income on its impaired mortgage loans upon receipt of payment.
There were no mortgage loans derecognized as a result of foreclosure as of December 31, 2020 and 2019.
(3) Credit Quality Indicators
The Company analyzes certain financing receivables for credit risk by using specific credit quality indicators. The Company has determined the loan-to-value ratio and the debt service coverage ratio are the most reliable indicators in analyzing the credit risk of its CML portfolio. The loan-to-value ratio is based on the Company’s internal valuation methodologies, including discounted cash flow analysis and comparative sales, depending on the characteristics of the property being evaluated. The debt service coverage ratio analysis is normalized to reflect a 25 year amortization schedule.
The credit quality of CMLs as of December 31 is shown below:

	Debt Service Coverage Ratios
2020:	Greater than 1.4x	1.2x – 1.4x	1.0x – 1.2x	Less than 1.0x	Total	Percent of Total
Loan-to-value ratios:
Less than 50%	$620	52	73	3,992	4,737	31.9%
50% – 60%	359	132	770	4,477	5,738	38.6%
60% – 70%	582	272	905	2,288	4,047	27.2%
70% – 80%	35	102	163	—	300	2.0%
80% – 90%	—	21	—	—	21	0.1%
90% – 100%	—	—	—	—	—	—%
Greater than 100%	3	25	—	—	28	0.2%
Total	$1,599	604	1,911	10,757	14,871	100.0%

	Debt Service Coverage Ratios
2019:	Greater than 1.4x	1.2x – 1.4x	1.0x – 1.2x	Less than 1.0x	Total	Percent of Total
Loan-to-value ratios:
Less than 50%	$4,805	146	39	30	5,020	36.6%
50% – 60%	3,805	651	2	142	4,600	33.5%
60% – 70%	2,536	1,016	113	33	3,698	26.9%
70% – 80%	157	107	16	36	316	2.3%
80% – 90%	54	8	—	29	91	0.7%
90% – 100%	—	—	—	—	—	—%
Greater than 100%	3	—	—	—	3	—%
Total	$11,360	1,928	170	270	13,728	100.0%

34 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The Company has determined the delinquency status and the loan-to-value ratio are the most reliable indicators in analyzing the credit risk of its RML portfolio. The loan-to-value ratio is based on the Company's internal valuation methodologies, including discounted cash flow analysis and comparative sales, depending on the characteristics of the property being evaluated.
The loan-to-value ratios of RMLs as of December 31 are shown below:

	2020		2019
	Total	Percent of Total	Total	Percent of Total
Loan-to-value ratios:
Below 70%	$165	21.6%	$111	22.7%
71% to 80%	381	49.9%	178	36.4%
81% to 90%	206	27.0%	175	35.8%
91% to 95%	12	1.6%	25	5.1%
Above 95%	—	—%	—	—%
Total	$764	100.0%	$489	100.0%
(f)    Loan-Backed Securities
SSAP No. 43R requires the bifurcation of impairment losses on loan-backed or structured securities into interest and noninterest-related portions. The noninterest portion is the difference between the present value of cash flows expected to be collected from the security and the amortized cost basis of the security. The interest portion is the difference between the present value of cash flows expected to be collected from the security and its fair value at the balance sheet date.
The Company had no loan-backed securities recognized in OTTI for the years ended December 31, 2020, 2019, and 2018.
(g)    Derivatives and Hedging Instruments
The Company uses exchange-traded and OTC derivative instruments as a risk management strategy to economically hedge its exposure to various market risks associated with both its products and operations. Derivative assets and liabilities that do not qualify for hedge accounting treatment are recorded at fair value in the Statutory Financial Statements using valuation techniques further discussed in Note 6.
The Company has derivative contracts with financing premium. The premium cost and fair value of derivative instruments with financing premium is shown below:

	Undiscounted Future Premium Commitments	Derivative FV with Premium Commitments	Derivative FV Excluding Impact of Future Settled Premiums
As of December 31, 2019	$(8)	—	9
As of December 31, 2020	—	—	—
Derivatives held by the Company are designated as either a cash flow hedging instrument (cash flow hedge) or nonqualified hedging instrument (nonqualifying strategies).
(1) Cash Flow Hedges
Foreign Currency Swaps on Debt Securities
Foreign currency swaps have notional amounts and maturity dates equal and offsetting to the underlying debt securities and are determined to be highly effective as of December 31, 2020 and 2019.

35 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(2) Fair Value Hedges
Interest Rate Swaps on Variable Annuity Insurance Liabilities
IRS traded after June 2013 are centrally cleared through an exchange. For IRS traded prior to June 2013 the IRS exposure was netted with other OTC derivatives upon settlement and were subject to the rules of the International Swaps and Derivatives Association, Inc. agreements. The fair values of the collateral posted for OTC and exchange traded derivatives are discussed in the derivative collateral management section below.
Prior to January 1, 2020, the Company designated hedge accounting for these IRS as a cash flow hedge under SSAP No. 86. The amounts previously recorded under the SSAP No. 86 relationship continue to be deferred and amortized over the life of the former hedge program. Effective January 1, 2020, the Company de-designated its previous hedging relationship under SSAP No. 86 and simultaneously designated the hedging relationship under SSAP No. 108 as a fair value hedge. The relationship is deemed to be highly effective at December 31, 2020.

    (3) Nonqualifying Strategies
Futures and Options Contracts
OTC options and ETO are cleared through the Options Clearing Corporation, which operates under the jurisdiction of both the Securities and Exchange Commission (SEC) and the Commodities Futures Trading Commission. The fair values of the collateral posted for futures, OTC options, and ETO are discussed in the derivative collateral management section below.
Interest Rate Swaps
The Company can receive the fixed or variable rate; IRS are traded in varying maturities. The fair values of the collateral posted and variation margin for OTC and centrally cleared IRS are discussed in the derivative collateral management section below.
Credit Default Swaps
The CDS within the investment portfolios assume credit risk from a single entity or referenced index for the purpose of synthetically replicating investment transactions. The Company can be required to pay or be the net receiver on the contract depending on the net position. Credit events include bankruptcy of the reference and failure to pay by the reference. The notional amount is equal to the maximum potential future loss amount. The fair value of the collateral posted for centrally cleared CDS is discussed in the derivative collateral management section below.
Total Return Swaps
The Company engages in the use of OTC TRS, which allow the parties to exchange cash flows based on a variable reference rate such as the three-month LIBOR and the return of an underlying index. The fair value of the collateral posted for OTC TRS is discussed in the derivative collateral management section below.
To Be Announced Securities
The Company uses OTC TBA forward contracts to gain exposure to the investment risk and return of mortgage-backed securities. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The fair value of the collateral posted for OTC TBA securities is discussed in the derivative collateral management section below.

36 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The following table presents a summary of the aggregate notional amounts and fair values of the Company’s derivative instruments reported on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus as of December 31:

	2020			2019
		Gross Fair Value			Gross Fair Value
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
Cash flow hedging instruments
Foreign currency swaps	$1,341	56	(76)	1,271	92	(16)
IRS(2)	—	—	—	3,491	—	—
Total cash flow hedging instruments		$56	(76)		92	(16)

Fair value hedging instruments
IRS	$2,709	472	(40)	—	—	—
Total fair value hedging instruments		$472	(40)		$—	—

Nonqualifying hedging instruments
OTC options	$51,430	3,433	(3,013)	87,987	2,257	(1,958)
ETO	15,224	136	(96)	8,151	31	(41)
TBA securities	1,331	1	(1)	1,331	—	(1)
IRS	2,631	9	(18)	1,049	10	(20)
Futures	19,312	—	—	26,776	—	—
TRS	11,653	7	(18)	8,148	1	(13)
Total nonqualifying hedging instruments		3,586	(3,146)		2,299	(2,033)
Total derivative instruments		$4,114	(3,262)		2,391	(2,049)

(1) Notional amounts are presented on an absolute basis.
(2) The IRS amounts subject to SSAP No. 86 hedge accounting represent amounts that existed when hedge accounting was designated and still exist as of the end of the reporting period. The fair values for such instruments are not included herein as they are not recorded on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.

Derivative Collateral Management
The Company manages derivative collateral for the general account and separate account combined and separate collateral for exchange-traded and OTC derivatives. The total collateral posted for exchange-traded derivatives at December 31, 2020 and 2019, had a fair value of $2,476 and $2,151, respectively, and is included in Bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus and recorded at amortized cost. The Company retains ownership of the exchange-traded collateral, but the collateral resides in an account designated by the exchange. The collateral is subject to specific exchange rules regarding rehypothecation. The total collateral posted for OTC derivatives at December 31, 2020 and 2019, had a fair value of $3,054 and $1,200, respectively, and is included in Bonds on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The Company posts collateral to OTC counterparties based upon exposure amounts. The Company retains ownership of the OTC collateral.
(h)    Offsetting Assets and Liabilities
The Company elects to disclose derivative assets and liabilities eligible for offset under SSAP No. 64 – Offsetting and Netting of Assets and Liabilities on a gross basis on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus in accordance with the provisions set forth in SSAP No. 86. This treatment is consistent with the Company’s historical reporting presentation.

37 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(i)    Securities Lending
The Company loaned securities with a carrying value of $2,212 and $2,322 and a fair value of $2,610 and $2,603 as of December 31, 2020 and 2019, respectively. The aggregate amount of collateral received through securities lending at December 31 is as follows:

	Fair Value
	2020	2019
Cash
Open	2,587	2,337
30 days or less	—	—
31 to 60 days	—	—
61 to 90 days	—	—
Greater than 90 days	—	—
Subtotal	2,587	2,337
Securities received	86	328
Total collateral received	$2,673	2,665

The aggregate amount of cash collateral reinvested through securities lending at December 31 is as follows:

	2020		2019
	Amortized cost	Fair value	Amortized cost	Fair value
Open	—	—	—	—
30 days or less	950	950	1,070	1,070
31 to 60 days	955	955	548	548
61 to 90 days	66	66	—	—
91 to 120 days	—	—	66	66
121 to 180 days	143	143	344	344
181 to 365 days	473	473	309	309
Greater than 1 year	—	—	—	—
Total collateral reinvested	$2,587	2,587	2,337	2,337
As of December 31, 2020 and 2019, the Company had no borrowings outstanding from collateral securities lending.
Reinvested collateral is recorded in Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. The amount and type of reinvested collateral at December 31 is as follows:

	2020	2019
Cash and cash equivalents	$1,630	1,339
Short-term investments	957	998
Total	$2,587	2,337
(j)     Reverse Repurchase Agreements
The Company participates in both bilateral and tri-party repos. As of December 31, 2020 and 2019, the Company did not sell or acquire any securities that resulted in default. The Company did not recognize a liability to return cash collateral as of December 31, 2020 and 2019.

38 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

All collateral received, as of December 31, 2020 and 2019, were bonds with a designated NAIC-1 rating. Further information related to repos for the years ended December 31, 2020 and 2019, is as follows:

As of year end	2020	2019
1. Maturity
a. Overnight	$430	1,482
b. 2 Days to 1 Week	—	—
2. Collateral Pledged and Securities Acquired Under Repo
a. Cash Collateral Pledged - Secured Borrowing	$430	1,482
b. Fair Value of Securities Acquired Under Repo - Secured Borrowing	435	1,494

Maximum Amount	2020	2019
1. Maturity
a. Overnight	$2,878	1,482
b. 2 Days to 1 Week	—
2. Collateral Pledged and Securities Acquired Under Repo
a. Cash Collateral Pledged - Secured Borrowing	$2,878	1,482
b. Fair Value of Securities Acquired Under Repo - Secured Borrowing	2,906	1,494
(k)    Non-insurance SCA Investments
A summary of the Company’s SSAP No. 97 – Investments in Subsidiary, Controlled and Affiliated Entities, non-insurance SCA investments, including their respective asset value and NAIC filing information, as of December 31, 2020 is as follows:

SCA Name	Gross Asset	Non-Admitted Asset	Net Admitted Assets	NAIC Filing Date	NAIC Filing Type	NAIC Filing Balance	Re-submission Required?
AZLPF	$777	—	777	6/10/2020	S2	792	N
Total	$777	—	777	XXX	XXX	792	XXX
(l)    FHLB Agreements
The Company held Class A FHLB membership stock of $10 and $10 at December 31, 2020 and 2019 and activity stock of $60 and $40 at December 31, 2020 and 2019, respectively. The Company has a fully collateralized borrowings with a balance of $1,500 and $1,000 as of December 31, 2020 and 2019 which is recorded in Borrowed money on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. All FHLB transaction activity occurs in the Company's general account.
Securities collateral pledged to FHLB at December 31 is as follows:

	2020	2019
Carrying value	$1,336	875
Fair value	1,736	1,118
The maximum of collateral pledged to FHLB during the year ended December 31 was as follows:

	2020	2019
Carrying value	$1,994	1,745
Fair value	2,254	2,244
As of December 31, 2020 and 2019, the Company had $1,500 and $1,000, respectively, in total borrowing capacity under its agreement with the FHLB. The maximum amount of aggregate borrowing from FHLB during the years ended December 31, 2020 and 2019 was $2,000 and $2,000, respectively. Borrowings are not subject to prepayment penalties. Outstanding borrowings as of December 31, 2020, were issued on various dates ranging from October 17, 2016 to December 18, 2020 and interest rates on those borrowings range from 0.43% to 3.20%. Interest paid on borrowings was $15 for the year ended December 31, 2020.

39 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(m)    Restricted Assets
As of December 31, 2020 and 2019, the Company had the following restricted assets, including assets pledged to others as collateral:

	Gross Restricted				Percentage
	Total general account	Total from prior year	Increase (decrease)	Total current year admitted restricted	Gross restricted to total assets	Admitted restricted to total admitted assets
Collateral held under security lending arrangements	$2,673	2,665	8	2,673	1.5%	1.5%
FHLB Capital Stock	70	50	20	70	—	—
On deposit with states	4	4	—	4	—	—
On deposit with other regulatory bodies	19	26	(7)	19	—	—
Pledged as collateral to FHLB (including assets backing funding agreements)	1,336	875	461	1,336	0.8	0.8
Derivative collateral	2,266	2,063	203	2,266	1.3	1.3
Total restricted assets	$6,368	5,683	685	6,368	3.6%	3.6%
(n)    Low Income Housing Tax Credits
As of December 31, 2020 the Company had various LIHTC investments with a range of 5 to 13 remaining years of unexpired tax credits and no required holding period.
The amount of tax credits and other tax benefits recognized during the years ended December 31, 2020, 2019 and 2018 is $38, $29, and $20, respectively.
The balance of the investment recognized in the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus for the years ended December 31, 2020 and 2019 is $403 and $339, respectively.
Additionally, the Company's LIHTC investments require a commitment of capital. The Company has open capital commitments of $199 and $171 at December 31, 2020 and 2019, respectively, which is recorded as an unfunded commitment liability of $199 and $147, as of December 31, 2020 and 2019. LIHTC commitments are considered an open capital commitment beginning when then Company formally commits to fund the LIHTC, but they are not recorded as an unfunded commitment asset and liability until the Company has begun funding the LIHTC.
(o)    5GI Securities
As of December 31, 2020 and 2019, details regarding the Company's 5GI securities are as follows:

	2020			2019
	Number of Securities	Aggregate Book Adjusted Carrying Value	Aggregate Fair Value	Number of Securities	Aggregate Book Adjusted Carrying Value	Aggregate Fair Value
Bonds	—	$—	—	1	$40	44
Loan-backed and structured securities	1	1	1	—	—	—
Total	1	$1	1	1	$40	44
(6)    Fair Value Measurements
SSAP No. 100R – Fair Value establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.
Level 1 –     Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

40 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

Level 2 –     Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:
(a)    Quoted prices for similar assets or liabilities in active markets.
(b)    Quoted prices for identical or similar assets or liabilities in markets that are not active.
(c)    Inputs other than quoted prices that are observable.
(d)    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 –     Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The Company has analyzed the valuation techniques and related inputs, evaluated its assets and liabilities reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset and liability was classified into Level 1, 2, or 3.
The following presents the assets and liabilities measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31:

	2020
	Level 1	Level 2 (a)	Level 3	Total
Assets at fair value:
Bonds	$—	4	—	4
Common stocks	$163	—	1	164
Derivative assets	136	4,036	7	4,179
Separate account assets	21,789	11,408	—	33,197
Total assets reported at fair value	22,088	15,448	8	37,544
Liabilities at fair value:
Derivative liabilities	96	3,161	18	3,275
Separate account derivative liabilities	—	10,332	—	10,332
Total liabilities reported at fair value	$96	13,493	18	13,607

(a) The Company does not have any assets or liabilities measured at net asset value (NAV) that are included in Level 2 within this table.

	2019
	Level 1	Level 2 (a)	Level 3	Total
Assets at fair value:
Common stocks	101	—	1	102
Derivative assets	31	2,394	1	2,426
Separate account assets	22,766	3,265	—	26,031
Total assets reported at fair value	22,898	5,659	2	28,559
Liabilities at fair value:
Derivative liabilities	41	2,014	13	2,068
Separate account derivative liabilities	—	2,531	—	2,531
Total liabilities reported at fair value	$41	4,545	13	4,599

(a) The Company does not have any assets or liabilities measured at NAV that are included in Level 2 within this table.

41 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The following is a discussion of the methodologies used to determine fair values for the assets and liabilities listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale or charge to transfer a liability). The Company has not made changes to valuation techniques in 2020.
(a)    Valuation of Bonds and Unaffiliated Stock
The fair value of bonds is based on quoted market prices in active markets when available. Based on the market data, the securities are categorized into asset class, and based on the asset class of the security, appropriate pricing applications, models and related methodology, and standard inputs are utilized to determine what a buyer in the marketplace would pay for the security in a current sale. When quoted prices are not readily available or in an inactive market, standard inputs used in the valuation models, listed in approximate order of priority, include, but are not limited to, benchmark yields, reported trades, Municipal Securities Rulemaking Board reported trades, Nationally Recognized Municipal Securities Information Repository material event notices, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, reference data, and industry and economic events. In some cases, including private placement securities and certain difficult-to-price securities, internal pricing models may be used that are based on market proxies. Internal pricing models based on market spread and U.S. Treasury rates are used to value private placement holdings. The primarily unobservable input used in the discounted cash flow models for states and political subdivisions, foreign government, and corporate bonds is a corporate index option adjusted spread (OAS). CDOand certain mortgage-backed securities are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs; however, the key unobservable inputs would generally include default rates.
Generally, U.S. Treasury securities and exchange-traded stocks are included in Level 1. Most bonds for which prices are provided by third-party pricing sources are included in Level 2, because the inputs used are market observable. Bonds for which prices were obtained from broker quotes, certain bonds without active trading markets and private placement securities that are internally priced are included in Level 3.
The fair value of unaffiliated common stocks is based on quoted market prices in active markets when available and included in Level 1. When quoted prices are not readily available or in an inactive market, the Company arrives at fair value utilizing internal pricing models based on available market inputs or obtains valuations from third party brokers or investment managers. Such investments may be categorized in Level 2 or Level 3. The primary unobservable input used to value common stock are indicative quotes received from third-party vendors.
(b)    Valuation of Derivatives
Active markets for OTC options do not exist. The fair value of OTC options is derived internally, by calculating their expected discounted cash flows, using a set of calibrated, risk-neutral stochastic scenarios, including a market data monitor, a market data model generator, a stochastic scenario calibrator, and the actual asset pricing calculator. The valuation results are reviewed by Management via the Pricing Committee. OTC options that are internally priced, foreign currency swaps, CDS, TBA securities, and IRS are included in Level 2, because they use market observable inputs. TRS are included in Level 3 because they use valuation techniques in which significant inputs are unobservable. The fair value of ETOs and futures are based on quoted market prices and are generally included in Level 1.
Certain derivatives are priced using external third-party vendors. The Company has controls in place to monitor the valuations of these derivatives. Using market observable inputs, IRS prices are derived from a third-party source and are independently recalculated internally and reviewed for reasonableness at the position level on a monthly basis. TRS prices are obtained from the respective counterparties. These prices are also internally recalculated and reviewed for reasonableness at the position level on a monthly basis. The Company does not have insight into the specific inputs used by third-party vendors; however, the key unobservable input would generally include the spread.

42 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(c)    Valuation of Separate Account Assets and Separate Account Derivative Liabilities
Separate account assets and Separate account derivative liabilities, with the exception of certain bonds, cash, cash equivalents, and investment income due and accrued, are carried at fair value, which is based on the fair value of the underlying assets which are described throughout this note. Funds in the separate accounts are primarily invested in variable investment option funds with the following investment types: bond, domestic equity, international equity, or specialty. Variable investment option funds are included in Level 1 because their fair value is based on quoted prices in active, observable markets. The remaining investments are categorized similar to the investments held by the Company in the general account (e.g., if the separate account invested in bonds, short-term investments and derivatives, that portion could be classified within Level 2 or Level 3). Certain bonds, cash, and cash equivalents, along with related accrued investment income, carried at amortized cost within the separate account have an amortized cost of $12,704 and $8,607 as of December 31, 2020 and 2019, respectively, and a fair value of $13,689 and $8,928 as of December 31, 2020 and 2019, respectively. Separate account assets carried at amortized cost are included in the table in section 6(h) below.
(d)    Level 3 Rollforward
The following table provides a reconciliation of the beginning and ending balances for the Company’s Level 3 assets and liabilities measured at fair value on a recurring basis:

	January 1, 2020	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) included in Surplus	Purchases, issuances, sales and settlements	December 31, 2020

Common stocks	1	—	—	—	—	—	1
TRS assets	1	—	—	960	6	(960)	7
Total Level 3 Assets	2	—	—	960	6	(960)	8

TRS liabilities	(13)	—	—	(568)	(5)	568	(18)
Total Level 3 Liabilities	$(13)	—	—	(568)	(5)	568	(18)

	January 1, 2019	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in Net Income	Total gains and (losses) included in Surplus	Purchases, issuances, sales and settlements	December 31, 2019

Bonds	$3		—	(3)	—	—	—
Common stocks	2	—		—	—	(1)	1
TRS assets	96	—	—	633	(95)	(633)	1
Total Level 3 Assets	101	—	—	630	(95)	(634)	2

TRS liabilities	(23)	—	—	(129)	10	129	(13)
Total Level 3 Liabilities	$(23)	—	—	(129)	10	129	(13)
(e)    Transfers
The Company reviews its fair value hierarchy classifications annually. Transfers between levels occur when there are changes in the observability of inputs and market activity.
All transfers into Level 3 were a result of observable inputs no longer being considered reliable or could no longer be validated against an alternative source. The transfers out of Level 3 were a result of securities no longer being carried at fair value as a result of new availability of reliable observable inputs or the ability to validate market price of the security against an alternative source.

43 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(f)    Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs
Bonds: The primary unobservable input used in the discounted cash flow models for states and political subdivisions, foreign government, and corporate bonds is a corporate index option adjusted spread (OAS). The corporate index OAS used is based on a security's sector, rating, and average life. A significant increase (decrease) of the corporate index OAS in isolation could result in a decrease (increase) in fair value.
CDO and certain mortgage-backed securities are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs used; however, the key unobservable inputs would generally include default rates. A significant increase (decrease) in default rates in isolation could result in an decrease (increase) in fair value.
Common stocks: The primary unobservable input used to value common stock are indicative quotes received from third-party vendors. A significant increase (decrease) in the indicative quotes in isolation could result in a decrease (increase) in fair value.
Derivative assets and liabilities: The TRS are priced by a third-party vendor and the Company internally reviews the valuation for reasonableness. The Company does not have insight into the specific inputs used; however, the key unobservable input would generally include the spread. For a long position, a significant increase (decrease) in the spread used in the fair value of the TRS in isolation could result in higher (lower) fair value. For a short position, a significant increase (decrease) in the spread used in the fair value of the TRS in isolation could result in lower (higher) fair value.
(g)    Estimates
The Company has been able to estimate the fair value of all financial assets and liabilities.

44 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(h)    Aggregate Fair Value of Financial Instruments
The following tables present the carrying amounts and fair values of all financial instruments at December 31 (b):

	2020
			Fair Value
	Aggregate Fair Value	Admitted Assets/ Carrying Value	Level 1	Level 2	Level 3
Financial Assets
Bonds	$115,710	99,088	4,995	93,714	17,001
Preferred stocks, unaffiliated	43	41	—	—	43
Common stocks, unaffiliated	234	234	163	—	71
Mortgage loans on real estate	17,117	15,634	—	—	17,117
Cash equivalents	878	878	448	430	—
Derivative assets	4,179	4,114	136	4,036	7
Securities lending reinvested collateral assets	2,587	2,587	—	2,587	—
Other invested assets	757	757	—	23	734
COLI	653	653	—	653	—
Separate account assets	46,886	45,901	22,732	24,154	—
Financial Liabilities
Deposit-type contracts	$5,395	4,749	—	—	5,395
Other investment contracts	103,518	95,083	—	—	103,518
Borrowed money	1,516	1,501	—	—	1,516
Derivative liabilities	3,275	3,262	96	3,161	18
Payable for securities lending	2,587	2,587	—	2,587	—
Payable for securities	199	199	—	—	199
Separate account liabilities	46,886	45,901	22,732	24,154	—

(b) The Company does not have any assets or liabilities measured at NAV that are included in Level 2 in this table. In addition, the Company has no assets or liabilities for which it is not practicable to measure at fair value.

45 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

	2019
			Fair Value
	Aggregate Fair Value	Admitted Assets/ Carrying Value	Level 1	Level 2	Level 3
Financial Assets
Bonds	$106,848	97,269	3,864	87,898	15,086
Preferred stocks, unaffiliated	31	29	—	—	31
Common stocks, unaffiliated	152	152	101	—	51
Mortgage loans on real estate	15,241	14,217	—	—	15,241
Cash equivalents	1,863	1,863	361	1,502	—
Short-term investments	22	22	—	22	—
Derivative assets	2,426	2,391	31	2,394	1
Securities lending reinvested collateral assets	2,337	2,337	—	2,337	—
Other invested assets	655	655	—	25	630
COLI	625	625	—	625	—
Separate account assets	34,959	34,638	23,090	11,869	—
Financial Liabilities
Deposit-type contracts	$5,380	4,936	—	—	5,380
Other investment contracts	102,903	93,649	—	—	102,903
Borrowed money	1,006	1,002	—	—	1,006
Derivative liabilities	2,068	2,049	41	2,014	13
Payable for securities lending	2,337	2,337	—	2,337	—
Payable for securities	147	147	—	—	147
Other liabilities	(1,436)	(241)	—	(1,436)	—
Separate account liabilities	34,959	34,638	23,090	11,869	—

(b) The Company does not have any assets or liabilities measured at NAV that are included in Level 2 in this table. In addition, the Company has no assets or liabilities for which it is not practicable to measure at fair value.

A description of the Company’s valuation techniques for financial instruments not reported at fair value and categorized within the fair value hierarchy is shown below:
Valuation of Preferred Stock
The fair value of unaffiliated preferred stocks is based on quoted market prices in active markets. When available, such investments are included in Level 1. When quoted prices are not readily available or in an inactive market, the Company arrives at fair value utilizing internal pricing models based on available market inputs. Such investments may be categorized in Level 2 or Level 3.
Valuation of FHLB Stock
FHLB stock, included in Common stocks, is not traded in an active market and is categorized in Level 3. FHLB stock is carried at cost, which approximates fair value unless it is impaired, based on provisions within the Company’s FHLB agreement that allow for return of outstanding shares of FHLB stock at the Company’s cost basis.
Valuation of Mortgage Loans on Real Estate
The fair value of commercial mortgage loans on real estate is calculated by analyzing individual loans and assigning ratings to each loan based on a combination of loan-to-value ratios and debt service coverage ratios. Fair value is determined based on these factors as well as the contractual cash flows of each loan and the current market interest rates for similar loans. The fair value of residential mortgage loans on real estate is calculated by discounting estimated cash flows, with discount rates based on current market conditions.

46 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

Valuation of Cash Equivalents
Cash equivalents are comprised of money market mutual funds, cash equivalent bonds, and reverse repurchase agreements. The fair value of money market mutual funds are based on quoted market prices in active markets and included in Level 1. Reverse repurchase prices are provided by third-party pricing sources and included in Level 2, because the inputs used to determine fair value are market observable.
Valuation of Short-term Investments
Short-term investments are comprised of bonds due in one year or less. The fair value of bonds is determined in line with bonds above.
Valuation of Securities Lending Reinvested Collateral Assets
Collateral held from securities lending agreements is primarily comprised of short-term and long-term highly liquid fixed-maturity securities. Fair values are determined and classified within the fair value hierarchy in a manner consistent with the method utilized to determine the fair value of similar securities (fixed-income securities, equity securities, cash and cash equivalents) held within the Company’s general account investment portfolio.
Valuation of Other Invested Assets
Other invested assets include LIHTC investments, limited partnership investments, loans to affiliates, and restricted stock unit (RSU) assets. As there is no observable market data on which to calculate fair value of the LIHTC investment balances, the fair value is set equal to carrying value. Limited partnership investments are recorded using the cost method in line with SSAP No. 48 – Joint Ventures, Partnerships and Limited Liability Companies using unobservable inputs. Loans to affiliates are carried at cost; due to the lack of an active market, the current carrying value is the only market price at which the transaction could be settled, the Company believes cost approximates fair value. Due to the use of unobservable inputs, LIHTC investments, limited partnership investments, and loans to affiliates are categorized as Level 3. RSU assets tied to the share price of Allianz SE stock but does not participate in an active market; given this, it is categorized as Level 2.
Valuation of COLI
The COLI policies held by the Company are carried at their respective cash surrender values, which approximates fair value. The cash surrender value of the policies is based on the value of the underlying assets, which are regularly priced utilizing observable inputs. The COLI asset is included within Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. At December 31, 2020 and 2019, the cash surrender value in an investment vehicle is $653 and $625, respectively, and is allocated into the following categories based on primary underlying investment characteristics:

	2020	2019
Bonds	80.0%	64.0%
Stocks	20.0%	36.0%
Valuation of Deposit-Type Contracts
Fair values of deposit-type contracts are based on discounted cash flows using internal inputs, including the discount rate and consideration of the Company’s own credit standing and a risk margin for actuarial inputs.
Valuation of Other Investment Contracts
Other investment contracts are included within Life policies and annuity contracts within the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Other investment contracts include certain reserves related to deferred annuities and other payout annuities that may include life contingencies, but do not have significant mortality risk due to substantial periods certain. Fair values are based on discounted cash flows using internal inputs, including the discount rate and consideration of the Company’s own credit standing and a risk margin for market inputs.

47 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

Valuation of Borrowed Money
The fair value of the FHLB borrowing is calculated on a discounted cash flow basis. Each position includes a monthly interest rate, a maturity payment amount, and a maturity date. The interest and maturity payments are projected as of the valuation date, and the expected cash flows are discounted using the valuation date swap curve.
Valuation of Payable for Securities Lending
Securities lending payable is set equal the to the cash collateral received. Due to the short-term nature of these loans, the carrying value is deemed to approximate fair value.
Valuation of Payable for Securities
Included in Payable for securities is the LIHTC investments unfunded commitment liability. As there is no observable market data on which to calculate fair value of the LIHTC investment unfunded commitment asset and liability, fair value is set equal to carrying value, and the balance is categorized as Level 3.
Valuation of Other Liabilities
Prior to the adoption of SSAP No. 108 as of January 1, 2020, other liabilities included the IRS hedge adjustment for certain variable annuity guarantee benefits. The carrying value was equal to the initial book value of the IRS created from inception until the designation of hedge accounting in addition to subsequent changes due to the hedged item or realized gains or losses recorded under hedge accounting. The fair value represents the fair value of the IRS that are not recorded on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus due to the hedge accounting designation, and is determined in line with item (b) above. See Note 2(k) for further discussion of the Company's hedge accounting treatment.
Valuation of Separate Account Liabilities
The fair value of separate account liabilities approximates the fair value of separate account assets.
(7)    Mortgage Notes Payable
In 2004, the Company obtained an $80 mortgage loan from an unrelated third-party for the Company’s headquarters. In 2005, the Company agreed to enter into a separate loan agreement with the same counterparty in conjunction with the construction of an addition to the Company’s headquarters of $65. This loan was funded in 2006 and combined with the existing mortgage. As of December 31, 2020 and 2019, the combined loan had a balance of $41 and $51, respectively, and is reported within Real estate on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. This 20 year, fully amortizing loan has an interest rate of 5.52%, with a maturity date of August 1, 2024. The level principal and interest payments are made monthly. The loan allows for prepayment; however, it is accompanied by a make-whole provision.
Interest expense for all loans is $3, $3, and $4, in 2020, 2019, and 2018, respectively, and is presented in Net investment income on the Statutory Statements of Operations.
The future principal payments required under the loan are as follows:

2021	$10
2022	11
2023	12
2024	8
2025	—
2026 and beyond	—
Total	$41

48 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(8)    Electronic Data Processing Equipment and Software (EDP)
EDP at December 31 and the changes in the balance for the years then ended are as follows:

	2020	2019
Servers, computers and peripherals depreciation	—	1
Software amortization	7	8
Net EDP balance, by major classes of assets:
Servers, computers and peripherals	2	1
Software	38	31
Net EDP balance	40	32
Nonadmitted	(38)	(31)
Net admitted EDP balance	$2	1
The Company has a gross EDP asset of $73 and $63 and accumulated depreciation and amortization of $(71) and $(62) at December 31, 2020 and 2019, respectively. Servers, computers and peripherals are depreciated over the lesser of their useful life or three years and the net balance is nonadmitted. Software is amortized over the lesser of their useful life or five years. Nonoperating software is nonadmitted and operating software is admitted to the extent it meets the criteria defined in SSAP No. 16R - Electronic Data Processing Equipment and Software.

(9)    Income Taxes
(a)    Deferred Tax Assets and Liabilities
The components of the net DTA or net DTL are as follows:

	December 31, 2020
	Ordinary	Capital	Total
Total gross deferred tax assets	$911	52	963
Statutory valuation allowance adjustments	—	—	—
Adjusted gross deferred tax assets	911	52	963
Deferred tax assets nonadmitted	—	—	—
Subtotal net admitted deferred tax assets	911	52	963
Deferred tax liabilities	(684)	(6)	(690)
Net admitted deferred tax assets (liabilities)	$227	46	273

	December 31, 2019
	Ordinary	Capital	Total
Total gross deferred tax assets	$922	21	943
Statutory valuation allowance adjustments	—	—	—
Adjusted gross deferred tax assets	922	21	943
Deferred tax assets nonadmitted	—	—	—
Subtotal net admitted deferred tax assets	922	21	943
Deferred tax liabilities	(713)	(6)	(719)
Net admitted deferred tax assets (liabilities)	$209	15	224

49 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

	Change
	Ordinary	Capital	Total
Total gross deferred tax assets	$(11)	31	20
Statutory valuation allowance adjustments	—	—	—
Adjusted gross deferred tax assets	(11)	31	20
Deferred tax assets nonadmitted	—	—	—
Subtotal net admitted deferred tax assets	(11)	31	20
Deferred tax liabilities	29	(1)	28
Net admitted deferred tax assets (liabilities)	$18	30	48
The amount of admitted adjusted gross DTAs allowed under each component of SSAP No. 101 – Income Taxes (SSAP No. 101) as of December 31 are as follows:

	December 31, 2020
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks (11.a)	$—	3	3
Adjusted gross DTAs expected to be realized after application of the threshold limitations	—	—	—
Lesser of 11.b.i or 11.b.ii:	—	—	—
Adjusted gross DTAs expected to be realized following the balance sheet date (11.b.i.)	419	49	468
Adjusted gross DTAs allowed per limitation threshold (11.b.ii)	N/A	N/A	1,108
Lesser of 11.b.i or 11.b.ii	419	49	468
Adjusted gross DTAs offset by gross DTLs (11.c)	492	—	492
Deferred tax assets admitted	$911	52	963

	December 31, 2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks (11.a)	$—	5	5
Adjusted gross DTAs expected to be realized after application of the threshold limitations	—	—	—
Lesser of 11.b.i or 11.b.ii:	—	—	—
Adjusted gross DTAs expected to be realized following the balance sheet date (11.b.i.)	473	16	489
Adjusted gross DTAs allowed per limitation threshold (11.b.ii)	N/A	N/A	1,159
Lesser of 11.b.i or 11.b.ii	473	16	489
Adjusted gross DTAs offset by gross DTLs (11.c)	449	—	449
Deferred tax assets admitted	$922	21	943

50 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks (11.a)	$—	(2)	(2)
Adjusted gross DTAs expected to be realized after application of the threshold limitations	—	—	—
Lesser of 11.b.i or 11.b.ii:	—	—	—
Adjusted gross DTAs expected to be realized following the balance sheet date (11.b.i.)	(54)	33	(21)
Adjusted gross DTAs allowed per limitation threshold (11.b.ii)	N/A	N/A	(52)
Lesser of 11.b.i or 11.b.ii	(54)	33	(21)
Adjusted gross DTAs offset by gross DTLs (11.c)	43	—	43
Deferred tax assets admitted	$(11)	31	20
Ratios used for threshold limitation as of December 31 are as follows:

	December 31
	2020	2019	Change
Ratio percentage used to determine recovery period and threshold limitation amount	705%	756%	(51)%
Amount of adjusted capital and surplus used to determine recovery period threshold limitation	$7,386	7,729	(343)
Impact of tax planning strategies on the determination of net admitted adjusted gross DTAs is as follows:

	December 31, 2020
	Ordinary	Capital	Total
Net admitted adjusted gross DTAs - (percentage of total net admitted adjusted gross DTAs)	—%	93.7%	93.7%

	December 31, 2019
	Ordinary	Capital	Total
Net admitted adjusted gross DTAs - (percentage of total net admitted adjusted gross DTAs)	—%	77.6%	77.6%

	Change
	Ordinary	Capital	Total
Net admitted adjusted gross DTAs - (percentage of total net admitted adjusted gross DTAs)	—%	16.1%	16.1%
The Company’s tax planning strategies do not include the use of reinsurance.
(b)    Unrecognized Deferred Tax Liabilities
There are no temporary differences for which DTLs are not recognized.

51 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(c)    Current and Deferred Income Taxes
The significant components of income taxes incurred (i.e. Current income tax expense) include:

	December 31			2020-2019 Change	2019-2018 Change
	2020	2019	2018
Current year federal tax expense (benefit) - ordinary income	$18	773	(51)	(755)	824
Current year foreign tax expense (benefit) - ordinary income	—	—	—	—	—
Subtotal	18	773	(51)	(755)	824
Current year tax expense - net realized capital gains (losses)	—	(11)	4	11	(15)
Federal and foreign income taxes incurred	$18	762	(47)	(744)	809
DTAs and DTLs consist of the following major components:

	December 31
Deferred tax assets	2020	2019	Change
Ordinary:
Unrealized losses	$—	11	(11)
Deferred acquisition costs	169	153	16
Expense accruals	63	72	(9)
Policyholder reserves	666	676	(10)
Fixed assets	—	—	—
Nonadmitted assets	13	10	3
Subtotal	911	922	(11)
Statutory valuation allowance adjustment	—	—	—
Nonadmitted ordinary deferred tax assets	—	—	—
Admitted ordinary tax assets	911	922	(11)

Capital:
Impaired assets	51	20	31
Unrealized losses	1	1	—
Subtotal	52	21	31
Statutory valuation allowance adjustment	—	—	—
Nonadmitted capital deferred tax assets	—	—	—
Admitted capital deferred tax assets	52	21	31
Admitted deferred tax assets	$963	943	20

	December 31
Deferred tax liabilities	2020	2019	Change
Ordinary:
Investments	$(54)	(56)	2
Fixed assets	(5)	(5)	—
Policyholder reserves	(445)	(534)	89
Software capitalization	(7)	(5)	(2)
Unrealized gains	(79)	(113)	34
Other	(94)	—	(94)
Subtotal	(684)	(713)	29

Capital:
Unrealized gains	(6)	(6)	—
Subtotal	(6)	(6)	—
Deferred tax liabilities	$(690)	(719)	29
Net deferred tax assets (liabilities)	$273	224	49

52 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The realization of the DTAs is dependent upon the Company’s ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of the remaining DTAs.
The Coronavirus Aid, Relief, and Economic Security Act, (CARES Act of 2020) was enacted on March 27, 2020, thereby allowing net operating losses (NOLs) arising in tax years beginning after December 31, 2017, and before January 1, 2021 (e.g., NOLs incurred in 2018, 2019, or 2020 by a calendar-year taxpayer) to be carried back to each of the five tax years preceding the tax year of such loss.
In computing taxable income, life insurance companies are allowed a deduction attributable to their life insurance and accident and health reserves. The Tax Act of 2017 significantly changed the methodology by which these reserves are computed for tax purposes. The changes are effective for tax years beginning after 2017 and are subject to a transition rule that spreads the additional income tax liability over the subsequent eight years beginning in 2018.  Due to complexities in the new methodology and limited guidance from the Internal Revenue Service and U.S. Treasury, the Company has recorded provisional amounts for the deferred tax revaluation associated with the changes in the computation of life insurance tax reserves based on information available at December 31, 2017.  Pursuant to Interpretation of the SAP Working Group 18-01: Updated Tax Estimates under the Tax Cuts and Jobs Act, provisional tax computations related to these amounts were reasonably estimated as of December 31, 2017 and have been adjusted based on guidance received from Internal Revenue Service and U.S. Treasury. Adjusted amounts are reflected in the Company's results of operations for the years ended December 31, 2020, 2019, and 2018.
The Change in net deferred income tax is comprised of the following (this analysis is exclusive of the nonadmitted DTAs as the Change in nonadmitted assets is reported separately from the Change in net deferred income tax in the Unassigned surplus section of the Statutory Statements of Capital and Surplus):

	December 31
	2020	2019	Change
Net deferred tax assets (liabilities)	$273	224	49
Statutory valuation allowance adjustment		—	—
Net deferred tax assets (liabilities) after statutory valuation allowance	273	224	49
Tax effect of unrealized gains (losses)	153	160	(7)
Statutory valuation allowance adjustment allocated to unrealized gains (losses)	—	—	—
Change in net deferred income tax			$42
(d)    Reconciliation of Federal Income Tax Rate to Actual Effective Rate
The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

53 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

	December 31, 2020	December 31, 2019	December 31, 2018
Federal income tax rate	21.0%	21.0%	21.0%
Amortization of IMR	(1.3)	(3.6)	(0.9)
Dividends received deduction	(1.7)	(4.2)	(0.8)
Nondeductible expenses	—	0.9	0.2
Affiliated LLC income	(2.4)	—	—
COLI	(1.0)	(5.5)	0.3
Tax hedges	0.2	65.8	(6.5)
Tax hedge reclassification	6.8	84.7	(8.2)
Tax credits	(7.2)	(13.6)	(2.1)
Prior period adjustments	(0.6)	(0.4)	(0.4)
Change in deferred taxes on impairments	(5.0)	3.6	(1.5)
Change in deferred taxes on nonadmitted assets	(0.6)	(0.7)	0.1
Reinsurance	(5.5)	19.8	(1.3)
Change in valuation	—	—	5.9
NOL Carryback Benefit	(12.2)	—	—
Tax Contingencies	5.5	—	—
Realized Capital Gains Tax	(0.1)	—	—
Other	—	0.6	(0.1)
Effective tax rate	(4.1)%	168.4%	5.7%

Federal and foreign income taxes incurred (1)	2.9%	293.7%	(4.3)%
Realized Capital Gains Tax	(0.1)	—	—
Change in net deferred tax	(6.9)	(125.3)	10.0
Effective tax rate	(4.1)%	168.4%	5.7%

(1) Prior to 2020, tax on capital gains (losses) was excluded from federal and foreign income taxes incurred and detailed in Note 5(c).
(e)    Carryforwards, Recoverable Taxes, and IRC Section 6603 Deposits
As of December 31, 2020, there are no operating losses or tax credit carryforwards available for tax purposes.
There are no Federal income taxes available for recoupment in the event of future net losses.
There are no aggregate deposits admitted under Section 6603 of the IRC.
The Company had tax contingencies computed in accordance with SSAP No. 5R, Liabilities, Contingencies and Impairment of Assets, and SSAP No. 101 as of December 31, 2020 and 2019. The Company does not believe the tax contingencies will significantly increase within the next 12 months.
The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. During the years ended December 31, 2020, 2019, and 2018 the Company recognized expenses of $9, $0, and $(1) in interest and penalties, respectively. The Company had $9 and $1 for the unrecognized tax benefits and related accrued interest at December 31, 2020 and 2019, respectively.
(f)    Consolidated Federal Income Tax Return
The Company is included in the consolidated group for which AZOA files a federal income tax return on behalf of all group members. As a member of the AZOA consolidated group, the Company is no longer subject to US Federal and non-US income tax examinations for years prior to 2016, though examinations of combined returns filed by AZOA, which include the Company by certain US state and local tax authorities, may still be conducted for 2008 and subsequent years. The last Internal Revenue Service (IRS) examination of AZOA involved the federal income tax returns filed by AZOA for the 2015 tax year, which included carrybacks to the 2012 tax year. This examination concluded in October 2018 with the IRS only making one immaterial

54 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

adjustment that increased the Company's tax liability for 2012 by approximately $1. The IRS has also initiated an examination of AZOA's 2017 and 2018 income tax returns, which is expected to close by the end of 2021.
As of December 31, 2020, the companies included in the consolidated group for which AZOA files a federal income tax return is included below:

Members of Consolidated Tax Group
Allianz Life Insurance Company of North America	Allianz Life Insurance Company of Missouri
Allianz Life Insurance Company of New York	Allianz Underwriters Insurance Company
AZOA Services Corporation	AGCS Marine Insurance Company
Allianz Global Risks US Insurance Company	William H. McGee & Co., Inc.
Allianz Reinsurance of America, Inc.	Fireman’s Fund Insurance Company
Allianz Technology of America, Inc.	Fireman’s Fund Indemnity Corporation
Allianz Renewable Energy Partners of America LLC	National Surety Corporation
Allianz Renewable Energy Partners of America 2 LLC	Chicago Insurance Company
PFP Holdings, Inc.	Interstate Fire & Casualty Company
AZL PF Investments, Inc.	Associated Indemnity Corporation
Dresdner Kleinwort Pfandbriefe Investments II, Inc.	American Automobile Insurance Company
Allianz Fund Investments, Inc.	The American Insurance Company
Yorktown Financial Companies, Inc.	Allianz Risk Transfer, Inc.
Questar Capital Corporation	Allianz Risk Transfer (Bermuda), Ltd.
Questar Asset Management, Inc.
Questar Agency, Inc.
(10)    Accident and Health Claim Reserves
Accident and health claim reserves are based on estimates that are subject to uncertainty. Uncertainty regarding reserves of a given accident year is gradually reduced as new information emerges each succeeding year, thereby allowing more reliable reevaluations of such reserves. While management believes that reserves as of December 31, 2020 are appropriate, uncertainties in the reserving process could cause reserves to develop favorably or unfavorably in the near term as new or additional information emerges. Any adjustments to reserves are reflected in the operating results of the periods in which they are made. Movements in reserves could significantly impact the Company’s future reported earnings.
Activity in the accident and health claim reserves is summarized as follows:

	2020	2019	2018
Balance at January 1, net of reinsurance recoverables of $654, $574, and $447, respectively	$335	299	224
Incurred related to:
Current year	139	143	129
Prior years	(46)	(24)	16
Total incurred	93	119	145
Paid related to:
Current year	7	7	4
Prior years	84	76	66
Total paid	91	83	70
Balance at December 31, net of reinsurance recoverables of $665, $654, and $574, respectively	$337	335	299
Prior year incurred claim reserves for 2020 and 2019 were favorable as a result of re-estimation of unpaid claims and claim adjustment expenses, principally on the individual LTC line of business. Prior year incurred claim reserves for 2018 were unfavorable attributable to assumption updates and the establishment of a claims adjustment expense on the individual LTC line of business.

55 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(11)    Reinsurance
The Company primarily enters into reinsurance agreements to manage risk resulting from its life, annuity, and accident and health businesses, as well as businesses the Company has chosen to exit. In the normal course of business, the Company seeks to limit its exposure to loss by ceding risks under yearly renewal term, coinsurance, and modified coinsurance.
The Company monitors the financial exposure and financial strength of the reinsurers on an ongoing basis. The Company attempts to mitigate risk by securing recoverable balances with various forms of collateral, including arranging trust accounts and letters of credit with certain reinsurers.
The effect of reinsurance on reserves, deposit-type contracts, and claims, for amounts recoverable from other insurers, was as follows:

	For the years ended December 31,
Reduction in:	2020	2019
Aggregate reserves	$6,636	6,620
Deposit-type contracts	99	107
Policy and contract claims	29	24
Reinsurance reserves, recoverables, and receivables at December 31, 2020 and 2019, are covered by collateral of $6,140 and $4,084, respectively, in addition to the letter of credit on behalf of AZMO, as noted in Note 2.
Life insurance, annuities, and accident and health business assumed from and ceded to other companies are as follows:

Year ended	Direct amount	Ceded to other companies	Assumed from other companies	Net amount
December 31, 2020
Life insurance in-force	$53,399	34,345	54	19,108
Premiums:
Life	1,200	88	1	1,113
Annuities	9,473	398	—	9,075
Accident and health	170	68	56	158
Total premiums	$10,843	554	57	10,346

December 31, 2019
Life insurance in-force	$45,817	30,060	58	15,815
Premiums:
Life	989	88	1	902
Annuities	12,135	387	—	11,748
Accident and health	172	70	53	155
Total premiums	$13,296	545	54	12,805

December 31, 2018
Life insurance in-force	$41,321	27,914	65	13,472
Premiums:
Life	895	84	1	812
Annuities	11,318	358	—	10,960
Accident and health	176	73	50	153
Total premiums	$12,389	515	51	11,925
The Company holds securities backing term life and universal life with secondary guarantees ceded reserves in compliance with Actuarial Guideline 48. As of December 31, 2020 and 2019, the Company had 7 reinsurance contracts in which risks under covered policies have been ceded. The Company held primary securities in an amount at least equal to the required level of primary securities for all of these contracts.

56 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

There are no nonaffiliated reinsurers owned in excess of 10% or controlled, either directly or indirectly, by the Company or by a representative, officer, trustee, or director of the Company.
There are no policies issued by the Company that have been reinsured with a company chartered in a country other than the United States that is owned in excess of 10% or controlled directly or indirectly by an insured, a beneficiary, a creditor, or any other person not primarily engaged in the insurance business.
The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits.
The Company does not have reinsurance agreements in effect such that the amount of losses paid or accrued through the statement date may result in a payment to the reinsurer of amounts that, in aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premium collected under the reinsured policies.
The Company did not write off any uncollectible recoverables during 2020, 2019, and 2018.
During the year ended December 31, 2019, the Company entered into a new reinsurance agreement that included policies or contracts that were in-force or which had existing reserves established by the Company as of the effective date of the agreement. The agreement resulted in a reduction in Policyholder liabilities, life policies, and annuity contracts in the amount of $512 as of December 31, 2019.

57 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(12)    Annuity Actuarial Reserves and Deposit Liabilities by Withdrawal Characteristics
Information regarding the Company’s annuity actuarial reserves and deposit liabilities by withdrawal characteristics at December 31 is as follows:

	2020	Percentage of total	2019	Percentage of total
Subject to discretionary withdrawal:
With market value adjustment	$43,198	31%	$39,602	29%
At book value less current surrender charges of 5% or more	36,364	26	37,347	28
At market value	21,361	14	22,389	16
Total with adjustment or at market value	100,923	71	99,338	73
At book value without adjustment (minimal or no charge or adjustment)	30,641	22	27,684	21
Not subject to discretionary withdrawal	8,133	6	7,692	6
Total gross	139,697	100%	134,714	100%
Reinsurance ceded	2,523		2,578
Total net	$137,174		$132,136
Amount included in At book value less current charges of 5% or more that will move to At book value without adjustment in the year after the statement date:	$6,776

Reconciliation of total annuity actuarial reserves and deposit fund liabilities:	2020	2019
Life, Accident and Health Annual Statement:
Annuities, net (excluding supplementary contracts with life contingencies)	$95,185	93,752
Supplemental contracts with life contingencies, net	2,091	2,070
Deposit-type contracts	4,749	4,936
Subtotal	102,025	100,758
Separate Accounts Annual Statement:
Annuities, net (excluding supplementary contracts with life contingencies)	35,137	31,348
Supplemental contracts with life contingencies, net	11	30
Subtotal	35,148	31,378
Total annuity actuarial reserves and deposit fund liabilities	$137,174	132,136

58 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(13)    Life Actuarial Reserves by Withdrawal Characteristics
Information regarding the Company’s life actuarial reserves by withdrawal characteristics at December 31 is as follows:

	2020
General Account	Account value	Cash value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$845	844	851
Universal life with secondary guarantees	61	54	158
Indexed life	5,458	4,701	4,738
Other permanent cash value life insurance	115	115	115
Variable universal life	3	3	3
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	204
Disability, active lives	XXX	XXX	48
Disability, disabled lives	XXX	XXX	6
Miscellaneous reserves	XXX	XXX	54
Total gross	6,482	5,717	6,177
Reinsurance ceded	645	644	904
Total net	$5,837	5,073	5,273

	2019
General Account	Account value	Cash value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Universal life	$875	874	882
Universal life with secondary guarantees	62	54	162
Indexed life	4,496	3,872	3,913
Other permanent cash value life insurance	122	122	122
Variable universal life	3	3	3
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	209
Disability, active lives	XXX	XXX	49
Disability, disabled lives	XXX	XXX	7
Miscellaneous reserves	XXX	XXX	56
Total gross	5,558	4,925	5,401
Reinsurance ceded	671	671	945
Total net	$4,886	4,254	4,456

The Company does not have any Life policies with guarantees in the separate account.

59 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

	2020
Separate Account Nonguaranteed	Account value	Cash value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$19	18	18
Total gross	19	18	18
Reinsurance ceded	—	—	—
Total net	$19	18	18

	2019
Separate Account Nonguaranteed	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$18	17	17
Total gross	18	17	17
Reinsurance ceded	—	—	—
Total net	$18	17	17

Reconciliation of total life actuarial reserves:	2020	2019
Life, Accident, and Health Annual Statement:
Life insurance, net	$5,210	$4,392
Disability, active lives, net	47	48
Disability, disabled lives, net	1	2
Miscellaneous reserves, net	14	15
Subtotal	5,273	4,456
Separate Accounts Annual Statement:
Life insurance, net	18	17
Subtotal	18	17
Total life actuarial reserves	$5,291	$4,473

(14)    Separate Accounts
The Company’s separate accounts represent funds held for the benefit of contract holders entitled to payments under variable annuity contracts, variable life policies and market value adjusted annuity contracts issued through the Company’s separate accounts and underwritten by the Company.
Information regarding the Company’s separate accounts for the years ended December 31 is as follows:

60 of 67

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

	2020				2019
	Indexed	Nonindexed guaranteed reserve interest less than or equal to 4%	Non guaranteed separate accounts	Total	Indexed	Nonindexed guaranteed reserve interest less than or equal to 4%	Non guaranteed separate accounts	Total
Premiums, considerations, or deposits	$—	—	4,149	4,149	$—	—	1,277	1,277
Reserves for account, with assets at fair value			21,574	21,574	—	2	22,457	22,459
Reserves for account, with assets at amortized cost	—	—	13,592	13,592	—	—	8,936	8,936
Total reserves	—	—	35,166	35,166	—	2	31,393	31,395
By withdrawal characteristics:
At book value without MV adjustment and with current surrender charge of 5% or more	—	—	12,643	12,643	—	—	8,535	8,535
At fair value			21,535	21,535	—	2	22,427	22,429
At book value without MV adjustment and with current surrender charge of less than 5%	—	—	959	959	—	—	401	401
Subtotal	—	—	35,137	35,137	—	2	31,363	31,365
Not subject to discretionary withdrawal	—	—	29	29	—	—	30	30
Total	$—	—	35,166	35,166	$—	2	31,393	31,395
As of December 31, 2020 and 2019, the Company’s separate accounts included legally insulated assets and non-insulated assets attributed to the following products/transactions:

	2020		2019
Product/transaction	Legally insulated	Not legally insulated	Legally insulated	Not legally insulated
Variable Annuities	$21,602	—	22,607	—
Variable Life	19	—	18	—
Variable Annuities (Non-Unitized Insulated)	998	—	387	—
Variable Annuities (Non-Unitized Non-Insulated)	—	23,244	—	11,586
Variable Annuities (MN MVA)	—	38	—	37
Fixed Annuities (MN MVA)	—	—	—	3
Total	$22,619	23,282	23,012	11,626
In 2019, the Company transferred approximately $6.7 billion of assets from the general account to the non-insulated separate account, to align the presentation of assets and liabilities relating to Variable Index Advantage products with the new method required per the state product filings.
The Company’s separate account liabilities contain guaranteed benefits. The liabilities for guaranteed benefits are supported by the Company’s general account assets. To compensate the general account for the risk taken, the separate account paid risk charges of $180, $204, $212, $221, and $220 during the past five years, respectively. The general account of the Company paid $19, $16, $5, $0, and $33 towards separate account guarantees during the past five years, respectively.
A reconciliation of net transfers to (from) separate accounts for the years ended December 31 is included in the

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

following table:

	2020	2019	2018
Transfers as reported in the Summary of Operations of the Separate Accounts Annual Statement:
Transfers to separate accounts	$4,149	1,277	638
Transfers from separate accounts	(2,689)	3,975	(2,649)
Net transfers to (from) separate accounts	1,460	5,252	(2,011)
Reconciling adjustments:
Other adjustments	—	2	2
Transfers as reported in the Statutory Statements of Operations	$1,460	5,254	(2,009)
(15)Related-Party Transactions
(a)     Organization Changes
On October 11, 2018, the Company announced the decision to sell the Questar Capital and Asset Management representative network to an unaffiliated wealth management firm. The closing date of the sale was March 1, 2019.
The Company legally dissolved and terminated its subsidiary, Allianz Annuity Company of Missouri (AAMO), by voluntary action on February 24, 2020. Upon termination, AAMO paid an insignificant dividend to the Company.
On July 1 2020, American Financial Marketing, LLC, Ann Arbor Annuity Exchange, LLC, GamePlan Financial Marketing, LLC, and The Annuity Store Financial & Insurance Services, LLC, all of which are wholly owned subsidiaries of TruChoice Financial Group, LLC (TruChoice), which is a wholly owned subsidiary of AIIG, which is a wholly owned subsidiary of the Company, merged into TruChoice. TruChoice was the surviving entity.
Allianz Investment Management U.S. LLC, a Minnesota limited company was formed on October 11, 2020. Allianz Life is its direct parent.
(b)    Related-Party Invested Assets
The Company has an agreement to lend AZOA $39. The remaining loan balance was $39 as of December 31, 2020 and 2019 and is included in Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. Repayment of this loan will begin in 2021 and has a final maturity date of August 31, 2021. The interest rate is a fixed rate of 1.61%. Interest income earned and accrued had an immaterial impact to the Company during 2020, 2019, and 2018, respectively.
The Company has an investment in a limited partnership that is managed by its affiliate Pacific Investment Management Company (PIMCO). The total committed capital for this investment is $85 of which $45 and $9 is unfunded as of December 31, 2020 and 2019, respectively. As of December 31, 2020 and 2019, the fair value of the investment is $35 and $47 respectively, and is recorded in Other invested assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company has a seed money investment in exchange traded funds that are managed by a related party, AIM. The Company reported a balance of $58 as of December 31, 2020 related to the seed money investment within Stocks on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. There is no additional commitment related to these investments.
On January 22, 2018, the Company formed TruChoice Financial Group, LLC (TruChoice), a noninsurance subsidiary. TruChoice is a wholly owned subsidiary of Allianz Individual Insurance Group, LLC (AIIG), and was capitalized through an initial cash contribution of $2 from AIIG. In addition, AIIG contributed 100% of the membership interests it held in the following Field Marketing Organizations: American Financial Marketing,

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

LLC (AFM), GamePlan Financial Marketing (GamePlan), The Annuity Store Financial and Insurance Services, LLC, and Ann Arbor Annuity Exchange, LLC, in exchange for 100% of the membership interest of TruChoice.
(c)     Service Fees
The Company incurred fees for services provided by affiliated companies of 183, $157, and $129 in 2020, 2019, and 2018, respectively. The Company’s liability for these expenses was 37 and $30 at December 31, 2020 and 2019, respectively, and is included in Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. In the normal course of business, the outstanding amount is settled in cash.
The Company earned revenues for various services provided to affiliated companies and subsidiaries of $59, $54, and $60 in 2020, 2019, and 2018, respectively. The receivable for these revenues was $6 and $6 for 2020 and 2019, respectively, and is included in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus. In the normal course of business, the outstanding amount is settled in cash.
The Company has agreements with its affiliates PIMCO, Oppenheimer Capital LLC (OpCap), and with certain other related parties whereby (1) specific investment options managed by PIMCO and OpCap are made available through the Company's separate accounts to holders of the Company's variable annuity products, and (2) the Company receives compensation for providing administrative and recordkeeping services relating to the investment options managed by PIMCO and OpCap. Income recognized by the Company from these affiliates for distribution and in-force related costs as a result of providing investment options to the contractholders was $7, $8, and $10 during 2020, 2019, and 2018, respectively, which is included in Fees from separate accounts on the Statutory Statements of Operations. At December 31, 2020 and 2019, $1 and $1, respectively, were included for related receivables of these fees in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company has incurred commission expense related to the distribution of variable annuity products from Allianz Life Financial Services, LLC (ALFS) in the amount of $320, $285, and $222 for the years ended December 31, 2020, 2019, and 2018, respectively. The Company has an agreement with ALFS, whereby interest receivable is assigned to the company and 12b-1 fee receivables are assigned to the Company and AZNY. The Company has also agreed with AZNY to share in reimbursing ALFS for direct and indirect expenses incurred in performing services for the Company and AZNY. In the event that assigned receivables exceed expenses, ALFS records a dividend-in-kind to the Company and a loss on the transaction with AZNY. The Company recorded a net (expense) revenue from this agreement of $(20), $2, and $10 for the years ended December 31, 2020, 2019, and 2018, respectively.
(d)     Dividends to Parent
The Company paid cash dividends to AZOA of $750, $325, and $0 in 2020, 2019, and 2018, respectively. Based on the ordinary dividend limitations set forth under Minnesota Insurance Law, the dividends paid in 2020 were considered as extraordinary and dividends paid in 2019 were considered ordinary.
(e)     Capital Contributions and Dividends with Subsidiaries
During the years ended December 31, the Company received dividends from its subsidiaries as follows:

	2020	2019	2018
Allianz Investment Management, LLC	$51	56	60
ALFS	—	2	10
AZL PF Investments, Inc.	50	—	—
Yorktown	—	9	—
	$101	67	70

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

During the years ended December 31, the Company made capital contributions to subsidiaries as follows:

	2020	2019	2018
Yorktown	$—	1	6
Allianz Investment Management U.S. LLC (AIM US)	1	—	—
InForce Solutions, LLC (1)	—	—	3
ALFS	20	8	—
	$21	9	9
(1) InForce Solutions, LLC is a wholly owned subsidiary of AIIG, which is a wholly owned subsidiary of the Company; this capital contribution took the form of intercompany debt forgiveness.
(f)     Reinsurance
The Company wholly-owns AZMO, a Special Purpose Life Reinsurance Captive Insurance Company domiciled in Missouri. The Company cedes to AZMO, and AZMO provides reinsurance on a coinsurance basis and modified coinsurance basis, a 100% quota share of the Company’s net liability of level term life insurance policies and certain universal life insurance policies written directly by the Company. The total premium and associated reserve amounts ceded from the Company to AZMO for the years ended December 31, 2020, 2019, and 2018 were $3, $6, and $7, respectively. The Company recorded a ceding commission of $1 for 2020, 2019, and 2018, respectively. In addition, the Company recorded a deferred gain of $97 upon execution of the reinsurance agreement in 2009, of which $2 was amortized in 2020, 2019, and 2018, respectively, and included in Commissions and expense allowances on reinsurance ceded on the Statutory Statements of Operations.
In 2017, the Company entered into a reinsurance agreement with an affiliate, a wholly-owned subsidiary of Allianz SE. The Company ceded on a combined funds withheld coinsurance and modified coinsurance basis, a 60% quota share of the Company's net liability of certain fixed-indexed annuity policies written directly by the Company. On May 31, 2018, the Company ceased ceding business to the affiliate and recaptured all previously ceded risks. For the years ended December 31, 2020 and 2019 , the Company did not cede any premiums or commissions to the affiliate. The Company ceded premiums of $134 to the affiliate during 2018. Additionally, the Company recorded ceding commissions of $13 included in Commissions and expense allowances on reinsurance ceded on the Statutory Statements of Operations during 2018. The Company did not cede any reserves as of December 31, 2020 and 2019 to the affiliate.
The Company has reinsurance recoverables and receivables related to reinsurance agreements with affiliated entities. Total affiliated reinsurance recoverables and receivables were $1 and $2 as of December 31, 2020 and 2019, respectively, and are included in Other assets on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(g)     Line of Credit Agreement
The Company has a line of credit agreement with its subsidiary, AZNY, to provide liquidity, as needed. The Company’s lending capacity under the agreement is limited to 5% of the general account admitted assets of AZNY as of the preceding year end. The Company provided $25 to AZNY under the terms of this agreement on March 17, 2020. The full amount was repaid on April 15, 2020. There was no outstanding balance under the line of credit agreement as of December 31, 2020 and 2019.
(16)    Employee Benefit Plans
The Company participates in the Allianz Asset Accumulation Plan (AAAP), a defined contribution plan sponsored by Allianz of America Corporation (AZOAC). Eligible employees are immediately enrolled in the AAAP on their first day of employment. The AAAP will accept participants’ pretax, Roth 401(k), and/or after-tax contributions up to 80% of the participants’ eligible compensation, although contributions remain subject to annual limitations set by the Internal Revenue Service. The Company matches up to a maximum of 7.5% of the employees’ eligible compensation. Participants are 100% vested in the Company’s matching contribution after three years of service.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

The AAAP administration expenses and the trust fund, including trustee fees, investment manager fees, and audit fees, are payable from the trust fund but may, at the Company’s discretion, be paid by the Company. All legal fees are paid by the Company. It is the Company’s policy to fund the AAAP costs as incurred. The Company has expensed $13, $13, and $12 in 2020, 2019, and 2018, respectively, toward the AAAP matching contributions and administration expenses.
A defined group of highly compensated employees is eligible to participate in the AZOAC Deferred Compensation Plan. The purpose of the plan is to provide tax planning opportunities, as well as supplemental funds upon retirement. The plan is unfunded, meaning no assets of the Company have been segregated or defined to represent the liability for accrued assets under the plan. Employees are 100% vested upon enrollment in the plan for funds they have deferred. Employees’ funds are invested on a pay period basis and are immediately vested. Participants and the Company share the administrative fee. The accrued liability of $61 and $56 as of December 31, 2020 and 2019, respectively, is recorded in Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company sponsors a nonqualified deferred compensation plan for a defined group of agents. The Company can make discretionary contributions to the plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. The accrued liability of $66 and $71 as of December 31, 2020 and 2019, respectively, is recorded in Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
The Company participates in a stock-based compensation plan sponsored by Allianz SE, which awards certain employees Restricted Stock Units (RSU) that are tied to Allianz SE stock. Allianz SE determines the number of RSU granted to each participant. The Company records expense equal to the change in fair value of the units during the reporting period, which includes the Company's estimate of the number of awards expected to be forfeited. A change in value of $5, $10, and $5 was recorded in 2020, 2019, and 2018, respectively, and is included in General and administrative expenses on the Statutory Statements of Operations. The related liability of $18 and $18 as of December 31, 2020 and 2019, respectively, is recorded in Other liabilities on the Statutory Statements of Admitted Assets, Liabilities, and Capital and Surplus.
(17)    Statutory Capital and Surplus
Statutory accounting practices prescribed or permitted by the Company’s state of domicile are directed toward insurer solvency and protection of policyholders. As such, the Company is required to meet minimum statutory capital and surplus requirements. The Company’s statutory capital and surplus as of December 31, 2020 and 2019, were in compliance with these requirements. The maximum amount of ordinary dividends that can be paid by Minnesota insurance companies to the stockholder without prior approval of the Department is subject to restrictions relating to statutory earned surplus, also known as unassigned funds. Unassigned funds are determined in accordance with the accounting procedures and practices governing preparation of the statutory annual statement. In accordance with Minnesota Statutes, the Company may declare and pay from its Unassigned surplus cash dividends of not more than the greater of 10% of its prior year-end statutory surplus, or the net gain from operations of the insurer, not including realized gains, for the 12-month period ending the 31st day of the next preceding year. Based on these limitations, ordinary dividends of $766 can be paid in 2021 without prior approval of the Department.
Regulatory Risk-Based Capital
An insurance enterprise’s state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of an enterprise’s regulatory total adjusted capital to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. This ratio for the Company significantly exceeds required minimum thresholds as of December 31, 2020 and 2019.

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

(18)    Direct Premiums Written by Third-Party Administrators
The Company has direct premiums written by third-party administrators (TPAs). The types of business written by the TPAs include life, accidental death and dismemberment, medical, disability, excess risk, and LTC. The authority granted to the TPAs includes claims payment, claims adjustment, underwriting, and premium collection. Total premiums written by TPAs were $148, $116, and $99 for 2020, 2019, and 2018, respectively. For the years ended December 31, 2020, 2019, and 2018, there were no individual TPAs that wrote premiums that equaled at least 5% of the capital and surplus of the Company.
(19)    Capital Structure
The Company is authorized to issue three types of capital stock, as outlined in the table below:

	Authorized	Issued and outstanding	Par value, per share	Redemption and liquidation rights
Common stock	40,000,000	20,000,001	$1.00	None
Preferred stock:
Class A (consisting of Series A and B below)	200,000,000	18,903,484	$1.00	Designated by Board for each series issued
Class A, Series A	8,909,195	8,909,195	$1.00	$35.02 per share plus an amount to yield a compounded annual return of 6%, after actual dividends paid
Class A, Series B	10,000,000	9,994,289	$1.00	$35.02 per share plus an amount to yield a compounded annual return of 6%, after actual dividends paid
Class B	400,000,000	—	$1.00	Designated by Board for each series issued
Holders of Class A preferred stock and of common stock are entitled to one vote per share with respect to all matters presented to or subject to the vote of shareholders. Holders of Class B preferred stock have no voting rights. All issued and outstanding shares are owned by AZOA. See Note 1 for further discussion.
Each share of Class A preferred stock is convertible into one share of the Company’s common stock. The Company may redeem any or all of the Class A preferred stock at any time. Dividends will be paid to each class of stock only when declared by the BOD. In the event a dividend is declared, dividends must be paid to holders of Class A preferred stock, Class B preferred stock, and common stock, each in that order.
As discussed in Note 15 to these Statutory Financial Statements, the Company carried out various capital transactions with related parties during 2020, 2019, and 2018.
(20)    Reconciliation to the Annual Statement
The Company is required to file an Annual Statement with the Department. As of December 31, 2020 and 2019, there is no difference in admitted assets or liabilities between this report and the Annual Statement. As of December 31, 2020, 2019, and 2018, there is no difference in capital and surplus or net income between this report and the Annual Statement.
(21)    Commitments and Contingencies
The Company and its subsidiaries are named as defendants in various pending or threatened legal proceedings on an ongoing basis, arising from the conduct of business, including two putative class action proceedings: Sanchez v. Allianz Life Ins. Co. of North America (Superior Court of California, L.A. County, BC594715), which has been certified as a class, and Small v. Allianz Life Ins. Co. of North America (United Stated District Court, Central District

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ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to Statutory Financial Statements
(Dollars in millions, except share data and security holdings quantities)

of California, Case No. 2:20-cv-01944-AB (KESx), which has not been certified as a class action. The Company generally intends to vigorously contest the lawsuits, but may pursue settlement negotiations in some cases, if appropriate. The outcome of the cases is uncertain at this time, and there can be no assurance that such litigation, or any future litigation, will not have a material adverse effect on the Company and/or its subsidiaries. The Company recognizes legal costs as incurred.
The Company is contingently liable for possible future assessments under regulatory requirements pertaining to insolvencies and impairments of unaffiliated insurance companies. Provision has been made for assessments currently received and assessments anticipated for known insolvencies.
The financial services industry, variable and fixed annuities, life insurance, distribution companies, and broker-dealers, is subject to close scrutiny by regulators, legislators, and the media.
Federal and state regulators, such as state insurance departments, state securities departments, the SEC, the Financial Industry Regulatory Authority, the Internal Revenue Service, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning various selling practices, including suitability reviews, product exchanges, sales to seniors, and compliance with, among other things, insurance and securities law. The Company is, and may become, subject to ongoing market conduct examinations and investigations by regulators, which may have a material adverse effect on the Company.
It can be expected that annuity and life product designs, management, and sales practices will be an ongoing source of regulatory scrutiny and enforcement actions, litigation, and rulemaking.
These matters could result in legal precedents and new industry-wide legislation, rules, and regulations that could significantly affect the financial services industry, including life insurance and annuity companies. It is unclear at this time whether any such litigation or regulatory actions will have a material adverse effect on the Company in the future.
Certain guarantees of the Company provide for the maintenance of a subsidiary’s regulatory capital, surplus levels and liquidity sufficient to meet certain obligations. Those unlimited guarantees are made on behalf of certain wholly owned subsidiaries (AZNY, AZMO, ALFS and Questar Capital Corporation, through its parent, Yorktown). These guarantees are not limited and cannot be estimated as of the balance sheet date. From time to time, the Company makes capital contributions to these subsidiaries as needed under the guarantees. Capital contributions made during the years ended December 31, 2020, 2019, and 2018 are detailed in Note 15.
The Company had investments in limited partnerships that required a commitment of capital of $306 and $217 for the years ended December 31, 2020 and 2019, respectively.
(22)    Subsequent Events
The Company has evaluated subsequent events through April 2, 2021, which is the date the Statutory Financial Statements were available to be issued. No material subsequent events have occurred since December 31, 2020 that require adjustment to the Statutory Financial Statements.
In March 2021, the Company paid a cash dividend to AZOA of $400.

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For Service or More Information
The SEC maintains a website (www.sec.gov). The prospectus, the Form N-4 SAI and other information about the Contract are available on the EDGAR database on the SEC’s website. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Our Service Center
If you need customer service (for Contract changes, information on Contract Values, requesting a withdrawal or transfer, changing your allocation instructions, etc.) please contact our Service Center at (800) 624-0197.
To send an application, a check for an additional Purchase Payment, or for general customer service, please mail to the appropriate address as follows:
To send an application, a check for an additional Purchase Payment, or for general customer service, please mail to the appropriate address as follows:
REGULAR MAIL
Allianz Life Insurance Company of North America P.O. Box 59060 Minneapolis, MN 55459-0060

OVERNIGHT, CERTIFIED, OR REGISTERED MAIL
Allianz Life Insurance Company of North America 5701 Golden Hills Drive Golden Valley, MN 55416-1297

Checks sent to the wrong address for applications or additional Purchase Payments are forwarded to the 5701 Golden Hills Drive address listed above, which may delay processing.
For general customer service by email, please use this address: Contact.Us@allianzlife.com. To send information by email, please use this address: variableannuity@send.allianzlife.com. To send information over the web, please upload to your account on our website at: www.allianzlife.com. If you have questions about whether you can submit certain information by email or over the web, please contact our Service Center.
Until May 1, 2022, all dealers that effect transactions in these securities may be required to deliver a prospectus.

Allianz Index Advantage Income ADV SM Variable Annuity Prospectus – August 12, 2021

PART B – SAI
STATEMENT OF ADDITIONAL INFORMATION
ALLIANZ Index Advantage Income ADVSM VARIABLE ANNUITY contract
INDIVIDUAL FLEXIBLE PURCHASE PAYMENT VARIABLE and index-linked  DEFERRED ANNUITY CONTRACT
Issued by
Allianz Life® Variable Account B (the Separate Account) and
Allianz Life Insurance Company of North America (Allianz Life, we, us, our)
This Statement of Additional Information (SAI) is incorporated by reference into the prospectus that has been filed as Part A of the Registration Statement. This SAI should be read in conjunction with the prospectus. Definitions of capitalized terms can be found in the glossary of the prospectus. The prospectus is incorporated in this SAI by reference.
The prospectus contains important information about the Contract and Allianz Life that you ought to know before investing. For a copy of the Contract’s prospectus, call or write us at:
Allianz Life Insurance Company of North America
P. O. Box 561
Minneapolis, MN 55440-0561
(800) 624-0197
Dated: August 12, 2021
IAIADVSAI-0821

Allianz Index Advantage Income ADV SM Statement of Additional Information – August 12, 2021
 2

Allianz Life as Custodian
Allianz Life does not have a separate custodian for the assets owned through the Separate Account. Most mutual fund shares are not in certificated form, and as such, Allianz Life in effect acts as self custodian for the non-certificated shares we own through the Separate Account.

Legal Opinions
Erik T. Nelson, Associate General Counsel, Senior Counsel of Allianz Life, has provided legal advice on certain matters in connection with the issuance of the Contracts.

Distributor
Allianz Life Financial Services, LLC (ALFS), a wholly owned subsidiary of Allianz Life Insurance Company of North America, acts as the distributor of the contracts.
ALFS sells annuity contracts issued by Allianz Life primarily through “wholesaling,” in which ALFS sells contracts through a large group of mostly non-affiliated broker/dealer firms. Currently, ALFS has agreements with approximately 705 retail broker/dealers to sell its contracts.
The contracts offered by this Registration Statement are designed specifically to be marketed by investment advisory firms and their advisory representatives. These firms may also be registered as broker-dealers.
As described in the prospectus, ALFS may pay marketing support payments to certain third-party firms for marketing our contracts. Currently, ALFS makes marketing support payments to approximately 58 broker-dealer firms and one insurance agency. These payments vary in amount. In 2020, the five firms receiving the largest payments, ranging from $804,015 to $8,322,586, are listed below.
Firm Name
LPL Financial
Wells Fargo Advisors LLC – Wealth (ISG)
Royal Alliance
Wells Fargo Advisors LLC (PCG)
Woodbury Financial Services, Inc.

Administrative Service Fees
Allianz Life contracts with Tata Consultancy Services (Tata) to perform certain administrative services as described in prospectus section 12, Other Information – Administration/Allianz Service Center. Allianz Life paid Tata the following amounts for these services during the last three calendar years:
Calendar Year	Total Paid to Tata
2018	$1,450,101
2019	$1,548,030
2020	$1,737,100

Federal Tax Status
NOTE: The following description is based upon our understanding of current federal income tax law applicable to annuities in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as “annuity contracts” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Allianz Index Advantage Income ADV SM Statement of Additional Information – August 12, 2021
 3

Annuity Contracts in General
Annuity contracts are a means of setting aside money for future needs – usually retirement. Congress recognized the importance of saving for retirement and provided special rules in the Internal Revenue Code (Code) for annuities.
These rules generally provide that you will not be taxed on any earnings on the money held in your annuity until you take the money out. This is called tax deferral. There are different rules regarding how you will be taxed, depending upon how you take the money out and whether the annuity is Qualified or Non-Qualified (see the following discussion in this section).
If you do not purchase the Contract under a tax qualified retirement plan, the Contract is referred to as a Non-Qualified Contract.
Taxation of Annuities in General
Section 72 of the Internal Revenue Code of 1986, as amended (the Code) governs taxation of annuities in general. An Owner is generally not taxed on increases in the value of a Contract until distribution occurs, either in the form of withdrawals or as Annuity Payments. For a full withdrawal (total redemption), a partial withdrawal, or a death benefit, the recipient is taxed on the portion of the payment that exceeds your investment in the Contract (often referred to as cost basis). For Non-Qualified Contracts, this cost basis is generally the Purchase Payments, while for Qualified Contracts there is generally no cost basis. The taxable portion of the withdrawal or annuity payment is taxed at ordinary income tax rates. For Non-Qualified Contracts, the taxable portion of a partial withdrawal is the portion of the payment considered to be gain in the Contract (for example, the difference, if any, between the Contract Value immediately before the withdrawal, unreduced by any withdrawal charges, and the Contract’s cost basis). For a full withdrawal, the amount received that exceeds the Contract’s cost basis is taxable. Withdrawals, whether partial or full, and annuity payments may also be subject to an additional federal tax equal to 10% of the taxable amount.
For Annuity Payments from Non-Qualified Contracts, the portion of each payment included in income is determined by an exclusion ratio. We determine the exclusion ratio for Annuity Payments by dividing the investment in the Contract (adjusted for any guaranteed period or refund guarantee) by the expected return anticipated to be paid as Annuity Payments (which is determined by Treasury Regulations). We determine the amount of each Annuity Payment that is excluded from income by multiplying the Annuity Payment by the exclusion ratio. Annuity Payments received after the investment in the Contract has been recovered (for example, when the total of the amounts excluded from income equal the investment in the Contract) are fully taxable. The taxable portion of an Annuity Payment is taxed at ordinary income tax rates. Generally, Annuity Payments from Qualified Contracts are fully taxable. Annuity Payments that are qualified distributions from Roth IRAs are income tax free. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.
We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us, and its operations form a part of Allianz Life.
Qualified Contracts
If you purchase the Contract as an IRA, Roth IRA or to fund a qualified retirement plan, the Contract is referred to as a Qualified Contract. Qualified Contracts are subject to special rules under the Code. Adverse tax consequences may result if contributions, distributions, and transactions in connection with the Qualified Contract do not comply with the law.
A Qualified Contract funded by an annuity does not provide any additional tax deferral. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for an IRA or qualified retirement plan. You should consult your tax adviser regarding these features and benefits before purchasing a Qualified Contract.
Types of Qualified Contracts
We may issue the following types of Qualified Contracts.
•	IRA. Section 408 of the Code permits eligible individuals to maintain IRAs. IRA contributions are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions may be tax deductible based on the Owner’s income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified retirement plans that are “rolled over” on a tax-deferred basis into an IRA. Purchasers of a Contract for use with IRAs have the right to revoke their purchase within seven days of the earlier of the establishment of the IRA or their purchase.

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•	Roth IRA. Section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are limited each year to the lesser of a dollar amount specified in the Code or 100% of the amount of earned income included in the Owner’s income. Contributions are also limited or prohibited if the Owner’s income is above certain limits. Contributions must be made in cash or as a rollover or transfer from another Roth IRA.
Conversions to a Roth IRA from an IRA or other eligible qualified retirement plan are permitted regardless of an individual’s income. A conversion to a Roth IRA results in a taxable event, but not a 10% additional federal tax for early withdrawal if certain qualifications are met (please consult your tax adviser for more details).
Distributions from a Roth IRA generally are not subject to income tax if the Roth IRA has been held for five years (starting with the year in which the first contribution is made to any Roth IRA) and the Owner satisfies a triggering event such as attaining age 59 1⁄2, death, disability or a first time homebuyer (subject to a $10,000 lifetime limit).
Distribution before satisfying the five year period or triggering event requirement may subject the distribution to ordinary income tax and the 10% additional federal tax for early withdrawal. Please be aware that each Roth IRA conversion has its own five year holding period requirement.
•	Simplified Employee Pension (SEP) IRA. Employers may establish Simplified Employee Pension (SEP) IRAs under Code Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general rules governing IRAs, such plans are subject to additional requirements and different contribution limits.
•	Inherited IRA. The Code permits beneficiaries of investments that were issued under certain tax-qualified pension or retirement plans to directly transfer the death benefit from that investment into a variable annuity contract (Inherited IRA Contract). Inherited IRA Contracts must satisfy the required minimum distribution rules that apply to a beneficiary. Inherited IRA transfers of death benefits held at other financial institutions are not currently available to be made under this Contract. However, that may change in the future.
Qualified Retirement Plans: Pension and Profit-Sharing Plans. A qualified plan is a retirement or pension plan that meets the requirements for tax qualification under the Code. Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees are not included in the gross income of the employee until distributed from the plan. The tax consequences to participants may vary, depending upon the particular plan design. However, the Code places limitations and restrictions on all plans, including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. Participant loans are not allowed under the Contracts purchased in connection with these plans.
If the Contract is an investment for assets of a qualified plan under Section 401 of the Code, the plan is both the Owner and the Beneficiary. The authorized signatory or plan trustee for the plan must make representations to us that the plan is qualified under the Code on the Issue Date and is intended to continue to be qualified for the entire Accumulation Phase of the Contract, or as long as the qualified plan owns the Contract. The qualified plan may designate a third party administrator to act on its behalf. All tax reporting is the responsibility of the plan. In the event the qualified plan instructs us to roll the plan assets into an IRA for the Annuitant under this Contract, we change the qualification type of the Contract to an IRA and make the Annuitant the Owner. The qualified plan is responsible for any reporting required for the rollover transactions out of the plan. We are responsible for any reporting required for the Contract as an IRA.
Purchasers of Contracts for use with pension or profit-sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment. We may choose not to allow pension or profit-sharing plans to purchase this Contract.
Purchasing a Qualified Contract
The Contract is designed to be used under various types of qualified plans. Because of the minimum Purchase Payment requirements, these Contracts may not be appropriate for some periodic payment retirement plans. Taxation of participants in each Qualified Contract varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Contract may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. We are not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless we specifically

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consent to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.
The tax rules regarding qualified plans are very complex and have differing applications, depending on individual facts and circumstances. Each purchaser should obtain competent tax advice before purchasing a Contract issued under a qualified plan.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by us in connection with qualified plans may utilize annuity tables that do not differentiate on the basis of sex.
Generally, Contracts issued pursuant to qualified plans are not transferable except upon withdrawal or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to withdrawals from Qualified Contracts.
Distributions – Qualified Contracts
Distributions from Qualified Contracts are subject to ordinary income tax. Special rules may apply to withdrawals from certain types of Qualified Contracts, including Roth IRAs. You should consult with your qualified plan sponsor and tax adviser to determine how these rules affect the distribution of your benefits.
Section 72(t) of the Code provides that any amount received under a Qualified Contract, which is included in income, may be subject to an additional federal tax. The amount of the additional federal tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the additional federal tax. There is an exception to this 10% additional federal tax for:
1)	distributions made on or after the date you (or the Annuitant as applicable) reach age 59 1⁄2;
2)	distributions following your death or disability (or the Annuitant as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code);
3)	distributions paid in a series of substantially equal payments made annually (or more frequently) for your life (or life expectancy) or joint lives of you and your designated Beneficiary;
4)	distributions made to you after separation from service after reaching age 55 (does not apply to IRAs);
5)	distributions made to you to the extent such distributions do not exceed the amount allowed as a deduction under Code Section 213 for amounts paid during the tax year for medical care;
6)	distributions made on account of an IRS levy upon the Qualified Contract;
7)	distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for you and your spouse and dependents if you have received unemployment compensation for at least 12 weeks (this exception will no longer apply after you have been re-employed for at least 60 days);
8)	distributions from an IRA made to you, to the extent such distributions do not exceed your qualified higher education expenses (as defined in Section 72(t)(7) of the Code) for the tax year;
9)	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Section 72(t)(8) of the Code);
10)	distributions made to an alternate Payee pursuant to a qualified domestic relations order (does not apply to an IRA);
11)	distributions made to a reservist called to active duty after September 11, 2001, for a period in excess of 179 days (or for an indefinite period), from IRAs or amounts attributable to elective deferrals under a 401(k) plan made during such active period; and
12)	distributions made during the payment period starting on the birth of a child or the finalization of an adoption (up to $5,000).
With respect to 12) above, a qualified birth or adoption distribution may be repaid in one or more contributions into an IRA or qualified retirement plan (if you are eligible to make a contribution to the qualified retirement plan). The repayment contribution will be treated as a rollover into the IRA or qualified retirement plan.
With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of the Annuitant attaining age 59 1⁄2 or the close of the five year period that began on the date the first payment was received, then the tax for the year of the modification is increased by the 10% additional federal tax, plus interest for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun

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will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% additional federal tax and interest for the period as described above. You should obtain competent tax advice before you take any partial withdrawals from your Contract. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.
For 2020 only, the Coronavirus Aid, Relief, and Economic Security (CARES) Act, permitted corona-virus related distributions from Qualified Contracts and IRAs up to an aggregate amount of $100,000. This type of distribution was an exception to the 10% federal additional tax. To qualify for the distribution, generally you, your spouse, or dependent had to have been diagnosed with the virus, or you had to have been affected economically in certain ways because of the virus. The tax associated with the distributions may be paid ratably over three years, beginning with the 2020 tax year. The CARES Act also allows you to recontribute the amount you withdrew to an eligible retirement plan (to which you can make a rollover contribution) in one or more payments within three years.
Distributions from a Qualified Contract must commence no later than the required beginning date. For Roth IRAs, no distributions are required during the Owner’s lifetime. For IRAs other than Roth IRAs, the required beginning date is April 1 of the calendar year following the year in which you attain age 72 (or age 70  1⁄2 if you reached this age prior to January 1, 2020). Under a qualified plan, the required beginning date is generally April 1 of the calendar year following the later of the calendar year in which you reach age 72 (or age 70  1⁄2 if you reached this age prior to January 1, 2020) or retire.
Generally, RMDs must be made over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the RMDs are not made, a 50% additional federal tax is imposed as to the amount not distributed. If you are attempting to satisfy these rules through partial withdrawals, the present value of future benefits provided under the Contract may need to be included in calculating the amount required to be distributed.
Distributions – Non-Qualified Contracts
You, as an individual Owner, generally will not be taxed on increases in the value of the Contract until an actual or deemed distribution occurs – either as a withdrawal or as Annuity Payments.
Section 72 of the Code governs treatment of distributions. When a withdrawal from a Non-Qualified Contract occurs, the amount received will generally be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Contract Value immediately before the distribution over your investment in the Contract (generally, the Purchase Payments or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. Income Payments are treated as partial withdrawals. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds your investment in the Contract.
Upon annuitization, different rules apply. Periodic installments (for example, Annuity Payments) scheduled to be received at regular intervals (for example, monthly) after you annuitize the Contract should be treated as annuity payments (and not withdrawals) for tax purposes. Upon annuitization, a portion of each Annuity Payment may be treated as a partial return of your Purchase Payment and will not be taxed. The remaining portion of the payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which we expect to make the payments. Once we have paid your total Purchase Payment(s), the entire Annuity Payment is taxable as ordinary income.
Section 72 of the Code further provides that any amount received under an annuity contract, which is included in income, may be subject to an additional federal tax. The amount of the additional federal tax is equal to 10% of the amount that is included in income. Some distributions will be exempt from the additional federal tax. There is an exception to this 10% additional federal tax for amounts:
1)	paid on or after you reach age 59 1⁄2;
2)	paid after you die;
3)	paid if you become totally disabled (as that term is defined in Section 72(m)(7) of the Code);
4)	paid in a series of substantially equal payments made annually (or more frequently) for your life (or life expectancy) or joint lives of you and your designated Beneficiary;
5)	paid as annuity payments under an immediate annuity; or
6)	that come from Purchase Payments made before August 14, 1982.

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With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1⁄2 or the close of the five year period that began on the date the first payment was received, then the tax for the year of the modification is increased by the 10% additional federal tax, plus interest, for the tax years in which the exception was used. A partial withdrawal taken after a series of substantially equal periodic payments has begun will result in the modification of the series of substantially equal payments and therefore will result in the imposition of the 10% additional federal tax and interest for the period as described above. Adding Purchase Payments to a Contract that is making substantially equal periodic payments will also result in a modification of the payments.
Required Distributions
Section 72(s) of the Code requires that, to be treated as an annuity contract for federal income tax purposes, a Non-Qualified Contract must contain certain provisions regarding distributions when an Owner dies. Specifically, Section 72(s) requires that: (a) if an Annuitant dies on or after you annuitize the Contract, but before distribution of the entire Contract’s interest, the entire Contract’s interest must be distributed at least as rapidly as under the distribution method being used as of the Annuitant’s date of death; and (b) if any Owner (or the Annuitant if the Owner is a non-individual) dies before you annuitize the Contract, the Contract’s entire interest must be distributed within five years after the Owner’s date of death. These requirements are satisfied as to any part of an Owner’s interest that is payable to, or for the benefit of, a designated Beneficiary and distributed over the designated Beneficiary’s life, or over a period not extending beyond that Beneficiary’s life expectancy, provided that distributions begin within one year of the Owner’s death. The designated Beneficiary refers to an individual designated by the Owner as a Beneficiary and to whom ownership of the Contract passes by reason of death. However, if the designated Beneficiary is the deceased Owner’s surviving spouse, the surviving spouse can continue the Contract as the new Owner.
Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements.
Other rules may apply to Qualified Contracts, such as all distributions must be made to Beneficiaries by the end of the tenth year after the Owner's death, except for distributions made to certain eligible designated Beneficiaries. The available options for certain Beneficiaries of Qualified Contracts have changed due to the enactment of the SECURE Act at the end of 2019.
Diversification
Code Section 817(h) and accompanying Treasury Department Regulations imposes diversification standards on the assets underlying variable annuity contracts. The Code provides that a variable annuity contract cannot be treated as an annuity contract for any period during which its investments are not adequately diversified as required by the United States Treasury Department. If the Contract no longer qualifies as an annuity contract, you would be subject to federal income tax each year with respect to Contract earnings accrued. We intend that all available variable investment options be managed by the investment advisers so that they comply with these diversification standards.
Owner Control
The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which an Owner’s control of the Separate Account’s investments may cause the Owner to be treated as the owner of the Separate Account’s assets, which would cause the Contract to lose its favorable tax treatment. In certain circumstances, variable annuity contract owners have been considered for federal income tax purposes to be the owners of the separate account’s assets, due to their ability to exercise investment control over those assets. In this case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area and some of our Contract’s features, such as the flexibility of an Owner to allocate Purchase Payments and transfer amounts among any available variable investment options have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the owner of the Separate Account assets.
Contracts Owned by Non-Individuals
When a Non-Qualified Contract is owned by a non-individual (other than a trust holding the Contract as an agent for an individual), the Contract is not generally treated as an annuity for tax purposes. This means that the Contract may not receive the benefits of tax deferral and Contract earnings may be taxed as ordinary income every year.

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Annuity Purchases by Nonresident Aliens and Foreign Corporations
The preceding discussion provides general information regarding federal income tax consequences to Owners that are U.S. citizens or residents. Owners that are not U.S. citizens or residents are generally subject to 30% federal withholding tax on distributions, unless a lower treaty rate applies. In addition, Owners may be subject to state and/or municipal taxes and taxes that may be imposed by the Owners’ country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase. We currently do not issue Contracts to nonresident aliens or foreign entities (such as corporations and trusts).
Income Tax Withholding
Any part of a distribution that is included in the Owner’s gross income is subject to federal income tax withholding. Generally, we withhold amounts from periodic payments at the same rate as wages, and we withhold 10% from non-periodic payments. However, in most cases, you may elect not to have taxes withheld or to have withholding done at a different rate.
Certain distributions from retirement plans qualified under Code Section 401, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% federal income tax withholding. The 20% withholding requirement generally does not apply to:
•	a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated Beneficiary, or for a specified period of ten years or more; or
•	required minimum distributions; or
•	any part of a distribution not included in gross income (for example, returns of after-tax contributions); or
•	hardship withdrawals.
Participants should consult a tax adviser regarding withholding requirements.
Multiple Contracts
Code Section 72(e)(12) provides that multiple Non-Qualified deferred annuity contracts issued within the same calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining a distribution’s tax consequences. This treatment may result in adverse tax consequences, including more rapid taxation of distributions from combined contracts. For purposes of this rule, contracts received in a Section 1035 exchange are considered issued in the year of the exchange. You should consult a tax adviser before purchasing more than one Non-Qualified Contract in any calendar year period.
Partial 1035 Exchanges
Code Section 1035 provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract (as opposed to a partial exchange) would be accorded tax-free status. IRS guidance however, confirmed that the direct transfer of a part of an annuity contract into another annuity contract can qualify as a non-taxable exchange. IRS guidance provides that this direct transfer can go into an existing annuity contract as well as a new annuity contract. If you perform a partial 1035 exchange, please be aware that no distributions or withdrawals can occur from the old or new annuity contract within 180 days of the partial exchange, unless you qualify for an exception to this rule. IRS guidance also provides that certain partial exchanges may not qualify as tax-free exchanges. Therefore, Owners should consult their own tax advisers before partial exchanging an annuity contract.
Assignments, Pledges and Gratuitous Transfers
Any assignment or pledge (or agreement to assign or pledge) the Contract Value is treated for federal income tax purposes as a full withdrawal. The Contract will not qualify for tax deferral while the assignment or pledge is effective. Qualified Contracts generally cannot be assigned or pledged. For Non-Qualified Contracts, the Contract’s cost basis is increased by the amount includible as income with respect to such amount or portion, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than their spouse (or to a former spouse incidental to divorce), the Owner is taxed on the difference between his or

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her Contract Value and the Contract’s cost basis at the time of transfer and for each subsequent year until the assignment is released. In such case, the transferee’s investment in the Contract is increased to reflect the increase in the transferor’s income.
The transfer or assignment of Contract ownership, the designation of an Annuitant, the selection of certain Annuity Dates, or a Contract exchange may result in other tax consequences that are not discussed here. An Owner should consult a tax adviser before requesting a transfer, assignment, or exchange.
Death Benefits
Generally, any death benefit is taxable to the recipient as ordinary income. The rules governing the taxation of payments from an annuity contract generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as Annuity Payments.
Spousal Continuation and the Federal Defense of Marriage Act (DOMA)
Before June 26, 2013, pursuant to Section 3 of DOMA, same-sex marriages were not recognized for purposes of federal law. On that date, the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. Valid same-sex marriages are now recognized under federal law for tax purposes.
The IRS has clarified its position regarding when a same-sex marriage will be recognized for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same-sex marriage, that marriage will be recognized for all federal tax purposes regardless of the law in the jurisdiction where they reside. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Depending on the state in which your Contract is issued, we may offer certain spousal benefits to same-sex civil union couples, domestic partners or spouses. You should be aware, however, that, if state law does not recognize the civil union or registered domestic partnership as a marriage, we cannot permit the surviving partner/spouse to continue the Contract within the meaning of the federal tax law.
Same-sex civil union couples, domestic partners and spouses should contact their financial professional and a qualified tax adviser regarding their personal tax situation, the implications of any Contract benefits based on a spousal relationship, and their partner’s/spouse’s rights and benefits under the Contract.
Federal Estate Taxes
While no attempt is being made to discuss the Contract’s federal estate tax implications, an Owner should keep in mind the annuity contract’s value payable to a Beneficiary upon the Owner’s death is included in the deceased Owner’s gross estate. Depending on the annuity contract, the annuity’s value included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary, or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.
Generation-Skipping Transfer Tax
The Code may impose a “generation-skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations may require us to deduct this tax from your Contract, or from any applicable payment, and pay it directly to the IRS.
Foreign Tax Credits
We may benefit from any foreign tax credits attributable to taxes paid by certain funds to foreign jurisdictions to the extent permitted under the federal tax law.
Possible Tax Law Changes
Although the likelihood of legislative or regulatory changes is uncertain, there is always the possibility that the Contract’s tax treatment could change. Consult a tax adviser with respect to legislative or regulatory developments and their effect on the Contract.
We have the right to modify the Contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment that annuity owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

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Annuity Payments
We base Annuity Payments on the greater of Contract Value or Cash Value. We guarantee the dollar amount of Annuity Payments (equal installments) and this amount does not change except as provided under Annuity Option G, or if your Income Payments under the Increasing Income payment option are converted to Annuity Payments. The Contract Value or Cash Value you apply to Annuity Payments is placed in our general account. Annuity Payments are based on an interest rate and mortality table specified in your Contract. These rates are guaranteed and we cannot use lower rates.
Annuity Payments end upon the earliest of the following.
•	Under Annuity Option A, the end of the guaranteed period.
•	Under Annuity Options B, F, and G, the death of the last surviving Annuitant.
•	Under Annuity Option C, the death of the Annuitant and the end of the guaranteed period.
•	When the Contract ends.
Annuity Payment Options
The Annuity Payment Options are briefly described in prospectus section 8 – The Annuity Phase, and we included additional information that you may find helpful here.
Option A. Guaranteed Period. We make Annuity Payments for a guaranteed period of ten years. If the Annuitant dies before the end of the guaranteed period, then we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s).
Option B. Life Annuity. We make Annuity Payments during the life of the Annuitant, and the last payment is the one that is due before the Annuitant’s death. If the Annuitant dies shortly after the Annuity Date, the Payee may receive less than your investment in the Contract. If we convert your single Income Payments to Annuity Payments under this option, on the Annuity Date we will establish a “remaining value” equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the Annuitant, we will pay any remaining value to the named Beneficiary(s).
Option C - Life with Guaranteed Period of either 5 or 10 Years. We make Annuity Payments during the life of the Annuitant. If the Annuitant dies before the end of the selected guaranteed period, we continue to make Annuity Payments to the Payee for the rest of the guaranteed period. If the Payee and Annuitant were the same person, we make payments to the Owner. If the Payee, Annuitant and Owner were the same person, we make payments to the Beneficiary(s). If the Annuitant dies after the selected guaranteed period ends, the last payment is the one that is due before the Annuitant’s death.
Option F - Joint and Survivor. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract. If we convert your joint Income Payments to Annuity Payments under this option, on the Annuity Date we will establish a “remaining value” equal to your Contract Value. Each Annuity Payment will reduce the remaining value by the dollar amount paid. Upon the death of the last surviving Annuitant, we will pay any remaining value to the named Beneficiary(s).
Option G - Joint and 2/3 Survivor Annuity. We make Annuity Payments during the lifetimes of the Annuitant and the joint Annuitant. Upon the death of one Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant at 2/3 of the original amount. Annuity Payments stop with the last payment that is due before the last surviving joint Annuitant’s death. If both Annuitants die shortly after the Annuity Date, the Payee may receive less than your investment in the Contract.

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Appendix A – Death of the Owner and/or Annuitant
The following tables are intended to help you better understand what happens upon the death of any Owner and/or Annuitant under the different portions of the Contract.
Upon the Death of a Sole Owner

Action if the Contract is in the Accumulation Phase

•	We pay a death benefit to the Beneficiary unless the Beneficiary is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the Beneficiary is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun). For a description of the death benefit and payout options, see prospectus section 10, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•	If the deceased Owner was a Determining Life and the surviving spouse Beneficiary continues the Contract:
–	we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater and available, and the death benefit ends,
–	the surviving spouse becomes the new Owner,
–	if Income Payments have not begun the Accumulation Phase continues,
–	if Income Payments have begun, they can only continue if the surviving spouse is a Covered Person; otherwise the Income Benefit ends, and
–	upon the surviving spouse’s death, his or her Beneficiary(s) receives the Contract Value.
•	If the deceased Owner was not the Determining Life the Traditional Death Benefit or Maximum Anniversary Value Death Benefit ends and the Beneficiary(s) receive the Contract Value.
Action if the Contract is in the Annuity Phase

•	The Beneficiary becomes the Payee. If we are still required to make Annuity Payments under the selected Annuity Option, the Beneficiary also becomes the new Owner.
•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•	If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–	Annuity Option A or C, payments end when the guaranteed period ends.
–	Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

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UPON THE DEATH OF A JOINT OWNER

Action if the Contract is in the Accumulation Phase

•	The surviving Joint Owner is the sole primary Beneficiary. If the Joint Owners were spouses there may also be contingent Beneficiaries.
•	We pay a death benefit to the surviving Joint Owner unless he or she is the surviving spouse and continues the Contract. The Income Benefit and any Income Payments will also end unless the surviving Joint Owner is both a surviving spouse and either an Eligible Person (if Income Payments have not begun) or a Covered Person (if Income Payments have begun). For a description of the death benefit and payout options, see prospectus section 10, Death Benefit - Death Benefit Payment Options During the Accumulation Phase.
•	If the deceased Joint Owner was a Determining Life and the surviving spouse/Joint Owner continues the Contract:
–	we increase the Contract Value to equal the Guaranteed Death Benefit Value if greater and available, and the death benefit ends,
–	the surviving spouse/Joint Owner becomes the new sole Owner,
–	if Income Payments have not begun the Accumulation Phase continues,
–	if Income Payments have begun, they can only continue if the surviving spouse/Joint Owner is also a Covered Person; otherwise the Income Benefit ends, and
–	upon the surviving spouse/Joint Owner’s death, his or her Beneficiary(s) receives the Contract Value.
•	If the deceased Joint Owner was not a Determining Life the Traditional Death Benefit or Maximum Anniversary Value Death Benefit ends and the Beneficiary(s) receive the Contract Value.
Action if the Contract is in the Annuity Phase

•	If we are still required to make Annuity Payments under the selected Annuity Option, the surviving Joint Owner becomes the sole Owner.
•	If the deceased was not an Annuitant, Annuity Payments to the Payee continue. No death benefit is payable.
•	If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–	Annuity Option A or C, payments end when the guaranteed period ends.
–	Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
•	If the deceased was an Annuitant and there is a surviving joint Annuitant, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. No death benefit is payable.

Allianz Index Advantage Income ADV SM Statement of Additional Information – August 12, 2021
Appendix A
 13

UPON THE DEATH OF AN ANNUITANT AND THERE IS NO SURVIVING JOINT ANNUITANT

Action if the Contract is in the Accumulation Phase

•	If the deceased Annuitant was not an Owner, and the Contract is owned only by an individual(s), we do not pay a death benefit. The Owner can name a new Annuitant subject to our approval.
•	If the deceased Annuitant was a sole Owner, we pay a death benefit as discussed in the “Upon the Death of a Sole Owner” table. If the Contract is continued by a surviving spouse, the new surviving spouse Owner can name a new Annuitant subject to our approval.
•	If the deceased Annuitant was a Joint Owner, we pay a death benefit as discussed in the “Upon the Death of a Joint Owner” table. If the Contract is continued by a surviving Joint Owner who is also a surviving spouse, the surviving spouse Joint Owner can name a new Annuitant subject to our approval.
•	If the Contract is owned by a non-individual, we treat the death of the Annuitant as the death of a sole Owner, and we pay a death benefit as discussed in the “Upon the Death of a Sole Owner” table. NOTE: For non-individually owned Contracts, spousal continuation is only available if the Contract is Qualified, owned by a qualified plan or a custodian, and the surviving spouse is named as the primary beneficiary under the qualified plan or custodial account.
Action if the Contract is in the Annuity Phase

•	No death benefit is payable.
•	If the deceased was the only surviving Annuitant, Annuity Payments end or continue as follows.
–	Annuity Option A or C, payments end when the guaranteed period ends.
–	Annuity Option B, F, or G, payments end. If Income Payments were converted to Annuity Payments under Annuity Option B or F, we will also pay any remaining value to the named Beneficiary(s).
•	If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a sole Owner, the Beneficiary becomes the new sole Owner.
•	If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

UPON THE DEATH OF THE ANNUITANT DURING THE ANNUITY PHASE AND THERE IS A SURVIVING JOINT ANNUITANT

•	Only Annuity Options F and G allow joint Annuitants. Under Annuity Options F and G, Annuity Payments to the Payee continue during the lifetime of the surviving joint Annuitant. If Income Payments were converted to Annuity Payments under Annuity Option F, we will also pay any remaining value to the named Beneficiary(s).
•	No death benefit is payable.
•	If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a sole Owner, the Beneficiary becomes the new Owner.
•	If we are still required to make Annuity Payments under the selected Annuity Option and the deceased was a Joint Owner, the surviving Joint Owner becomes the sole Owner.

Allianz Index Advantage Income ADV SM Statement of Additional Information – August 12, 2021
Appendix A
 14

Appendix B – Allianz Life Variable Account B Financial Statements
ALLIANZ LIFE VARIABLE ACCOUNT B

of

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

Financial Statements

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Allianz Life Insurance Company of North America and the Contract Owners of Allianz Life Variable Account B of Allianz Life Insurance Company of North America.

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America, indicated in the table below (other than: RCM Dynamic Multi‐Asset Plus VIT Fund, AZL Morgan Stanley Global Real Estate Fund Class 1 and AZL Morgan Stanley Global Real Estate Fund Class 2, which do not present statements of assets and liabilities) as of December 31, 2020, the related statements of operations for the year then ended (other than: RCM Dynamic Multi‐Asset Plus VIT Fund, which is for the period January 1, 2020 to April 24, 2020 (date of merger with AZL MVP Moderate Index Strategy Fund) AZL Morgan Stanley Global Real Estate Fund Class 1 and AZL Morgan Stanley Global Real Estate Fund Class 2, which is for the period January 1, 2020 to August 21, 2020 (date of both mergers with AZL S&P 500 Index Fund)), and the statements of changes in net assets for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America (other than: RCM Dynamic Multi‐Asset Plus VIT Fund, AZL Morgan Stanley Global Real Estate Fund Class 1, and AZL Morgan Stanley Global Real Estate Fund Class 2, which do not present statements of assets and liabilities) as of December 31, 2020, and the results of each of their operations for the year then ended, and the changes in each of their net assets for each of the two years in the period ended December 31, 2020 (other than: RCM Dynamic Multi‐Asset Plus VIT Fund, which is for the period January 1, 2020 to April 24, 2020 (date of merger with AZL MVP Moderate Index Strategy Fund) AZL Morgan Stanley Global Real Estate Fund Class 1 and AZL Morgan Stanley Global Real Estate Fund Class 2, which is for the period January 1, 2020 to August 21, 2020 (date of both mergers with AZL S&P 500 Index Fund)), in conformity with accounting principles generally accepted in the United States of America.

Subaccounts of Allianz Life Variable Account B
AZL Balanced Index Strategy Fund	AZL Russell 1000 Value Index Fund Class 2	Ivy VIP Growth Portfolio
AZL DFA Five-Year Global Fixed Income Fund	AZL S&P 500 Index Fund	Ivy VIP Mid Cap Growth Portfolio
AZL DFA Multi-Strategy Fund	AZL Small Cap Stock Index Fund Class 1	Ivy VIP Natural Resources Portfolio
AZL Enhanced Bond Index Fund	AZL Small Cap Stock Index Fund Class 2	Ivy VIP Science and Technology Portfolio
AZL Fidelity Institutional Asset Management Multi-Strategy Fund	AZL T. Rowe Price Capital Appreciation Fund	JPMorgan Insurance Trust Core Bond Portfolio
AZL Fidelity Institutional Asset Management Total Bond Fund Class 1	BlackRock Equity Dividend V.I. Fund	Lazard Retirement International Equity Portfolio
AZL Fidelity Institutional Asset Management Total Bond Fund Class 2	BlackRock Global Allocation V.I. Fund	Lazard Retirement U.S. Small-Mid Cap Equity Portfolio

AZL Gateway Fund	BNY Mellon VIF Appreciation Portfolio	MFS International Intrinsic Value Portfolio
AZL Government Money Market Fund	ClearBridge Variable Aggressive Growth Portfolio	MFS VIT Total Return Bond Portfolio
AZL International Index Fund Class 1	Columbia Variable Portfolio – Seligman Global Technology Fund	MFS VIT Utilities Portfolio
AZL International Index Fund Class 2	Davis VA Financial Portfolio	PIMCO VIT All Asset Portfolio
AZL MetWest Total Return Bond Fund	Davis VA Real Estate Portfolio	PIMCO VIT Balanced Allocation Portfolio
AZL Mid Cap Index Fund Class 1	Eaton Vance VT Floating-Rate Income Fund	PIMCO VIT CommodityRealReturn Strategy Portfolio
AZL Mid Cap Index Fund Class 2	Fidelity VIP Emerging Markets Portfolio	PIMCO VIT Dynamic Bond Portfolio
AZL Moderate Index Strategy Fund	Fidelity VIP FundsManager 50% Portfolio	PIMCO VIT Emerging Markets Bond Portfolio
AZL MSCI Emerging Markets Equity Index Class 1	Fidelity VIP FundsManager 60% Portfolio	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)
AZL MSCI Emerging Markets Equity Index Class 2	Fidelity VIP Mid Cap Portfolio	PIMCO VIT Global Core Bond (Hedged) Portfolio
AZL MSCI Global Equity Index Fund	Fidelity VIP Strategic Income Portfolio	PIMCO VIT Global Managed Asset Allocation Portfolio
AZL MVP Balanced Index Strategy Fund	Franklin Allocation VIP Fund	PIMCO VIT High Yield Portfolio
AZL MVP DFA Multi-Strategy Fund	Franklin Income VIP Fund	PIMCO VIT Long-Term U.S. Government Portfolio
AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund	Franklin Mutual Shares VIP Fund	PIMCO VIT Low Duration Portfolio
AZL MVP Fusion Dynamic Balanced Fund	Franklin Rising Dividends VIP Fund	PIMCO VIT Real Return Portfolio
AZL MVP Fusion Dynamic Conservative Fund	Franklin Strategic Income VIP Fund	PIMCO VIT StocksPlus Global Portfolio
AZL MVP Fusion Dynamic Moderate Fund	Franklin U.S. Government Securities VIP Fund	PIMCO VIT Total Return Portfolio

AZL MVP Global Balanced Index Strategy Fund	Invesco Oppenheimer V.I. Global Strategic Income Fund	QS Legg Mason Dynamic Multi-Strategy VIT Portfolio
AZL MVP Growth Index Strategy Fund	Invesco Oppenheimer V.I. International Growth Fund	T. Rowe Price Blue Chip Growth Portfolio
AZL MVP Moderate Index Strategy Fund	Invesco V.I. American Value Fund	T. Rowe Price Equity Income Portfolio
AZL MVP T. Rowe Price Capital Appreciation Plus Fund	Invesco V.I. Balanced-Risk Allocation Fund	T. Rowe Price Health Sciences Portfolio
AZL Russell 1000 Growth Index Fund Class 1	Ivy VIP Asset Strategy Portfolio	Templeton Global Bond VIP Fund
AZL Russell 1000 Growth Index Fund Class 2	Ivy VIP Energy Portfolio	Templeton Growth VIP Fund
AZL Russell 1000 Value Index Fund Class 1

Basis for Opinions

These financial statements are the responsibility of the Allianz Life Insurance Company of North America management. Our responsibility is to express an opinion on the financial statements of each of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2020 by correspondence with the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Minneapolis, MN
March 29, 2021

We have served as the auditor of one or more of the subaccounts of Allianz Life Variable Account B of Allianz Life Insurance Company of North America since 2019.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	AZL Balanced Index Strategy Fund	AZL DFA Five-Year Global Fixed Income Fund	AZL DFA Multi-Strategy Fund	AZL Enhanced Bond Index Fund	AZL Fidelity Institutional Asset Management Multi-Strategy Fund
Assets:
Investments at Net Asset Value	$388,701	$15,880	$852,984	$26,081	$290,007
Total Assets	388,701	15,880	852,984	26,081	290,007

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	388,701	15,880	852,984	26,081	290,007

Net Assets:
Contracts in Accumulation Period	388,634	15,880	852,785	26,081	289,875
Contracts in Annuity Payment Period	67	—	199	—	132
Total Net Assets	$388,701	$15,880	$852,984	$26,081	$290,007

Investment Shares	22,237	1,646	58,745	2,214	20,084
Investments at Cost	$333,250	$16,357	$820,108	$24,733	$250,645

	AZL Fidelity Institutional Asset Management Total Bond Fund Class 1	AZL Fidelity Institutional Asset Management Total Bond Fund Class 2	AZL Gateway Fund	AZL Government Money Market Fund	AZL International Index Fund Class 1
Assets:
Investments at Net Asset Value	$20,327	$157,259	$68,305	$585,305	$95,192
Total Assets	20,327	157,259	68,305	585,305	95,192

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	20,327	157,259	68,305	585,305	95,192

Net Assets:
Contracts in Accumulation Period	20,278	157,256	68,305	584,066	94,880
Contracts in Annuity Payment Period	49	3	—	1,239	312
Total Net Assets	$20,327	$157,259	$68,305	$585,305	$95,192

Investment Shares	1,894	14,219	4,675	585,305	8,095
Investments at Cost	$18,992	$147,331	$57,253	$585,304	$82,084
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	AZL International Index Fund Class 2	AZL MetWest Total Return Bond Fund	AZL Mid Cap Index Fund Class 1	AZL Mid Cap Index Fund Class 2	AZL Moderate Index Strategy Fund
Assets:
Investments at Net Asset Value	$410,582	$35,007	$47,856	$416,121	$576,533
Total Assets	410,582	35,007	47,856	416,121	576,533

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	410,582	35,007	47,856	416,121	576,533

Net Assets:
Contracts in Accumulation Period	410,074	35,007	47,691	416,042	576,139
Contracts in Annuity Payment Period	508	—	165	79	394
Total Net Assets	$410,582	$35,007	$47,856	$416,121	$576,533

Investment Shares	23,556	3,194	5,697	17,295	40,601
Investments at Cost	$343,282	$33,701	$52,318	$343,827	$547,243

	AZL MSCI Emerging Markets Equity Index Class 1	AZL MSCI Emerging Markets Equity Index Class 2	AZL MSCI Global Equity Index Fund	AZL MVP Balanced Index Strategy Fund	AZL MVP DFA Multi-Strategy Fund
Assets:
Investments at Net Asset Value	$16,447	$102,936	$4,531	$278,234	$81,082
Total Assets	16,447	102,936	4,531	278,234	81,082

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	16,447	102,936	4,531	278,234	81,082

Net Assets:
Contracts in Accumulation Period	16,412	102,902	4,531	278,234	81,082
Contracts in Annuity Payment Period	35	34	—	—	—
Total Net Assets	$16,447	$102,936	$4,531	$278,234	$81,082

Investment Shares	1,926	12,053	316	19,817	7,002
Investments at Cost	$10,160	$84,281	$3,607	$248,232	$74,860
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund	AZL MVP Fusion Dynamic Balanced Fund	AZL MVP Fusion Dynamic Conservative Fund	AZL MVP Fusion Dynamic Moderate Fund	AZL MVP Global Balanced Index Strategy Fund
Assets:
Investments at Net Asset Value	$221,761	$751,880	$218,170	$1,688,704	$628,373
Total Assets	221,761	751,880	218,170	1,688,704	628,373

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	221,761	751,880	218,170	1,688,704	628,373

Net Assets:
Contracts in Accumulation Period	221,761	751,474	218,158	1,688,298	628,373
Contracts in Annuity Payment Period	—	406	12	406	—
Total Net Assets	$221,761	$751,880	$218,170	$1,688,704	$628,373

Investment Shares	17,059	68,291	18,287	153,798	51,046
Investments at Cost	$201,413	$765,414	$216,350	$1,680,996	$583,285

	AZL MVP Growth Index Strategy Fund	AZL MVP Moderate Index Strategy Fund	AZL MVP T. Rowe Price Capital Appreciation Plus Fund	AZL Russell 1000 Growth Index Fund Class 1	AZL Russell 1000 Growth Index Fund Class 2
Assets:
Investments at Net Asset Value	$2,254,083	$467,774	$1,192,293	$65,837	$670,828
Total Assets	2,254,083	467,774	1,192,293	65,837	670,828

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	2,254,083	467,774	1,192,293	65,837	670,828

Net Assets:
Contracts in Accumulation Period	2,253,335	467,774	1,192,293	65,607	670,617
Contracts in Annuity Payment Period	748	—	—	230	211
Total Net Assets	$2,254,083	$467,774	$1,192,293	$65,837	$670,828

Investment Shares	142,935	30,958	84,740	4,485	31,778
Investments at Cost	$1,974,106	$412,791	$992,940	$47,118	$444,673
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	AZL Russell 1000 Value Index Fund Class 1	AZL Russell 1000 Value Index Fund Class 2	AZL S&P 500 Index Fund	AZL Small Cap Stock Index Fund Class 1	AZL Small Cap Stock Index Fund Class 2
Assets:
Investments at Net Asset Value	$132,301	$383,626	$911,458	$42,048	$443,512
Total Assets	132,301	383,626	911,458	42,048	443,512

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	132,301	383,626	911,458	42,048	443,512

Net Assets:
Contracts in Accumulation Period	131,768	383,455	910,935	41,917	443,307
Contracts in Annuity Payment Period	533	171	523	131	205
Total Net Assets	$132,301	$383,626	$911,458	$42,048	$443,512

Investment Shares	14,667	30,739	44,753	4,308	32,279
Investments at Cost	$141,756	$375,123	$633,829	$42,097	$391,346

	AZL T. Rowe Price Capital Appreciation Fund	BlackRock Equity Dividend V.I. Fund	BlackRock Global Allocation V.I. Fund	BNY Mellon VIF Appreciation Portfolio	ClearBridge Variable Aggressive Growth Portfolio
Assets:
Investments at Net Asset Value	$610,525	$1,170	$1,127,675	$62	$1,275
Total Assets	610,525	1,170	1,127,675	62	1,275

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	610,525	1,170	1,127,675	62	1,275

Net Assets:
Contracts in Accumulation Period	610,410	1,170	1,127,607	62	1,275
Contracts in Annuity Payment Period	115	—	68	—	—
Total Net Assets	$610,525	$1,170	$1,127,675	$62	$1,275

Investment Shares	28,880	100	69,225	1	43
Investments at Cost	$466,530	$1,067	$978,015	$55	$1,213
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	Columbia Variable Portfolio – Seligman Global Technology Fund	Davis VA Financial Portfolio	Davis VA Real Estate Portfolio	Eaton Vance VT Floating-Rate Income Fund	Fidelity VIP Emerging Markets Portfolio
Assets:
Investments at Net Asset Value	$1,446	$39,297	$206	$1,148	$4,563
Total Assets	1,446	39,297	206	1,148	4,563

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	1,446	39,297	206	1,148	4,563

Net Assets:
Contracts in Accumulation Period	1,417	39,296	206	1,148	4,563
Contracts in Annuity Payment Period	29	1	—	—	—
Total Net Assets	$1,446	$39,297	$206	$1,148	$4,563

Investment Shares	46	3,347	15	127	310
Investments at Cost	$887	$40,246	$180	$1,173	$3,548

	Fidelity VIP FundsManager 50% Portfolio	Fidelity VIP FundsManager 60% Portfolio	Fidelity VIP Mid Cap Portfolio	Fidelity VIP Strategic Income Portfolio	Franklin Allocation VIP Fund
Assets:
Investments at Net Asset Value	$21,338	$83,695	$611	$2,076	$91,318
Total Assets	21,338	83,695	611	2,076	91,318

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	21,338	83,695	611	2,076	91,318

Net Assets:
Contracts in Accumulation Period	21,338	83,613	611	2,076	91,300
Contracts in Annuity Payment Period	—	82	—	—	18
Total Net Assets	$21,338	$83,695	$611	$2,076	$91,318

Investment Shares	1,579	7,400	16	178	16,817
Investments at Cost	$18,432	$79,602	$525	$2,031	$104,770
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	Franklin Income VIP Fund	Franklin Mutual Shares VIP Fund	Franklin Rising Dividends VIP Fund	Franklin Strategic Income VIP Fund	Franklin U.S. Government Securities VIP Fund
Assets:
Investments at Net Asset Value	$938,004	$296,587	$218,720	$701	$180,119
Total Assets	938,004	296,587	218,720	701	180,119

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	938,004	296,587	218,720	701	180,119

Net Assets:
Contracts in Accumulation Period	937,311	296,230	218,067	701	179,616
Contracts in Annuity Payment Period	693	357	653	—	503
Total Net Assets	$938,004	$296,587	$218,720	$701	$180,119

Investment Shares	62,102	17,815	7,392	68	14,843
Investments at Cost	$934,342	$303,775	$155,891	$760	$187,099

	Invesco Oppenheimer V.I. Global Strategic Income Fund	Invesco Oppenheimer V.I. International Growth Fund	Invesco V.I. American Value Fund	Invesco V.I. Balanced-Risk Allocation Fund	Ivy VIP Asset Strategy Portfolio
Assets:
Investments at Net Asset Value	$2,167	$1,336	$422	$394	$976
Total Assets	2,167	1,336	422	394	976

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	2,167	1,336	422	394	976

Net Assets:
Contracts in Accumulation Period	2,163	1,336	422	394	976
Contracts in Annuity Payment Period	4	—	—	—	—
Total Net Assets	$2,167	$1,336	$422	$394	$976

Investment Shares	448	439	27	38	93
Investments at Cost	$2,295	$1,134	$419	$435	$1,012
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	Ivy VIP Energy Portfolio	Ivy VIP Growth Portfolio	Ivy VIP Mid Cap Growth Portfolio	Ivy VIP Natural Resources Portfolio	Ivy VIP Science and Technology Portfolio
Assets:
Investments at Net Asset Value	$43	$506	$889	$59	$1,046
Total Assets	43	506	889	59	1,046

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	43	506	889	59	1,046

Net Assets:
Contracts in Accumulation Period	43	506	889	59	1,046
Contracts in Annuity Payment Period	—	—	—	—	—
Total Net Assets	$43	$506	$889	$59	$1,046

Investment Shares	17	40	51	18	29
Investments at Cost	$106	$432	$595	$78	$775

	JPMorgan Insurance Trust Core Bond Portfolio	Lazard Retirement International Equity Portfolio	Lazard Retirement U.S. Small-Mid Cap Equity Portfolio	MFS International Intrinsic Value Portfolio	MFS VIT Total Return Bond Portfolio
Assets:
Investments at Net Asset Value	$25,385	$283	$536	$2,598	$36,398
Total Assets	25,385	283	536	2,598	36,398

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	25,385	283	536	2,598	36,398

Net Assets:
Contracts in Accumulation Period	25,385	283	536	2,598	36,398
Contracts in Annuity Payment Period	—	—	—	—	—
Total Net Assets	$25,385	$283	$536	$2,598	$36,398

Investment Shares	2,166	27	33	75	2,626
Investments at Cost	$23,796	$320	$465	$1,743	$34,517
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	MFS VIT Utilities Portfolio	PIMCO VIT All Asset Portfolio	PIMCO VIT Balanced Allocation Portfolio	PIMCO VIT CommodityRealReturn Strategy Portfolio	PIMCO VIT Dynamic Bond Portfolio
Assets:
Investments at Net Asset Value	$107	$288,825	$75,819	$38,457	$145,668
Total Assets	107	288,825	75,819	38,457	145,668

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	107	288,825	75,819	38,457	145,668

Net Assets:
Contracts in Accumulation Period	107	288,740	75,819	38,455	145,657
Contracts in Annuity Payment Period	—	85	—	2	11
Total Net Assets	$107	$288,825	$75,819	$38,457	$145,668

Investment Shares	3	26,091	7,340	6,357	13,755
Investments at Cost	$99	$276,954	$70,251	$60,863	$142,020

	PIMCO VIT Emerging Markets Bond Portfolio	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)	PIMCO VIT Global Core Bond (Hedged) Portfolio	PIMCO VIT Global Managed Asset Allocation Portfolio	PIMCO VIT High Yield Portfolio
Assets:
Investments at Net Asset Value	$86,204	$47,778	$79,472	$130,814	$481,389
Total Assets	86,204	47,778	79,472	130,814	481,389

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	86,204	47,778	79,472	130,814	481,389

Net Assets:
Contracts in Accumulation Period	86,201	47,735	79,472	130,724	481,276
Contracts in Annuity Payment Period	3	43	—	90	113
Total Net Assets	$86,204	$47,778	$79,472	$130,814	$481,389

Investment Shares	6,414	3,919	7,884	9,948	60,098
Investments at Cost	$84,154	$48,707	$76,235	$119,844	$468,149
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	PIMCO VIT Long-Term U.S. Government Portfolio	PIMCO VIT Low Duration Portfolio	PIMCO VIT Real Return Portfolio	PIMCO VIT StocksPLUS Global Portfolio	PIMCO VIT Total Return Portfolio
Assets:
Investments at Net Asset Value	$5,405	$6,668	$261,562	$231,036	$800,296
Total Assets	5,405	6,668	261,562	231,036	800,296

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	5,405	6,668	261,562	231,036	800,296

Net Assets:
Contracts in Accumulation Period	5,405	6,668	261,513	230,885	800,174
Contracts in Annuity Payment Period	—	—	49	151	122
Total Net Assets	$5,405	$6,668	$261,562	$231,036	$800,296

Investment Shares	366	642	18,790	26,038	69,051
Investments at Cost	$5,224	$6,617	$247,057	$229,795	$765,451

	QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price Equity Income Portfolio	T. Rowe Price Health Sciences Portfolio	Templeton Global Bond VIP Fund
Assets:
Investments at Net Asset Value	$62	$4,230	$917	$1,004	$463,529
Total Assets	62	4,230	917	1,004	463,529

Liabilities:
Total Liabilities	—	—	—	—	—
Net Assets:	62	4,230	917	1,004	463,529

Net Assets:
Contracts in Accumulation Period	62	4,230	917	1,004	463,364
Contracts in Annuity Payment Period	—	—	—	—	165
Total Net Assets	$62	$4,230	$917	$1,004	$463,529

Investment Shares	5	87	35	17	33,501
Investments at Cost	$63	$2,897	$912	$651	$574,224
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Assets and Liabilities
December 31, 2020
(In thousands)

	Templeton Growth VIP Fund	Total All Funds
Assets:
Investments at Net Asset Value	$207,398	$21,592,232
Total Assets	207,398	21,592,232

Liabilities:
Total Liabilities	—	—
Net Assets:	207,398	21,592,232

Net Assets:
Contracts in Accumulation Period	207,074	21,581,759
Contracts in Annuity Payment Period	324	10,473
Total Net Assets	$207,398	$21,592,232

Investment Shares	18,472	2,125,938
Investments at Cost	$216,542	$19,725,777

See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	AZL Balanced Index Strategy Fund	AZL DFA Five-Year Global Fixed Income Fund	AZL DFA Multi-Strategy Fund	AZL Enhanced Bond Index Fund

Investment Income:
Dividends Reinvested in Fund Shares	$7,082	$392	$25,157	$648

Expenses:
Mortality and Expense Risk and Administrative Charges	7,013	286	15,050	398
Investment Income (Loss), Net	69	106	10,107	250
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	12,682	—	44,869	—
Realized Gains (Losses) on Sales of Investments, Net	4,698	(195)	(3,969)	668
Realized Gains (Losses) on Investments, Net	17,380	(195)	40,900	668
Net Change in Unrealized Appreciation
(Depreciation) on Investments	17,613	(107)	12,995	740
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	34,993	(302)	53,895	1,408
Net Increase (Decrease) in Net Assets From Operations	$35,062	$(196)	$64,002	$1,658

	AZL Fidelity Institutional Asset Management Multi-Strategy Fund	AZL Fidelity Institutional Asset Management Total Bond Fund Class 1	AZL Fidelity Institutional Asset Management Total Bond Fund Class 2	AZL Gateway Fund

Investment Income:
Dividends Reinvested in Fund Shares	$6,736	$731	$5,056	$697

Expenses:
Mortality and Expense Risk and Administrative Charges	4,841	290	2,873	1,200
Investment Income (Loss), Net	1,895	441	2,183	(503)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	8,083	—	—	—
Realized Gains (Losses) on Sales of Investments, Net	4,006	84	1,966	1,898
Realized Gains (Losses) on Investments, Net	12,089	84	1,966	1,898
Net Change in Unrealized Appreciation
(Depreciation) on Investments	14,815	895	5,913	2,125
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	26,904	979	7,879	4,023
Net Increase (Decrease) in Net Assets From Operations	$28,799	$1,420	$10,062	$3,520
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	AZL Government Money Market Fund	AZL International Index Fund Class 1	AZL International Index Fund Class 2	AZL MetWest Total Return Bond Fund

Investment Income:
Dividends Reinvested in Fund Shares	$850	$4,311	$11,749	$884

Expenses:
Mortality and Expense Risk and Administrative Charges	6,532	1,415	7,716	487
Investment Income (Loss), Net	(5,682)	2,896	4,033	397
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	—	248	737	556
Realized Gains (Losses) on Sales of Investments, Net	—	312	1,971	839
Realized Gains (Losses) on Investments, Net	—	560	2,708	1,395
Net Change in Unrealized Appreciation
(Depreciation) on Investments	—	864	10,012	249
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	—	1,424	12,720	1,644
Net Increase (Decrease) in Net Assets From Operations	$(5,682)	$4,320	$16,753	$2,041

	AZL Mid Cap Index Fund Class 1	AZL Mid Cap Index Fund Class 2	AZL Moderate Index Strategy Fund	AZL Morgan Stanley Global Real Estate Fund Class 1
				(A)
Investment Income:
Dividends Reinvested in Fund Shares	$1,593	$4,339	$10,610	$908

Expenses:
Mortality and Expense Risk and Administrative Charges	587	7,418	10,624	136
Investment Income (Loss), Net	1,006	(3,079)	(14)	772
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	3,277	11,174	19,656	—
Realized Gains (Losses) on Sales of Investments, Net	(1,218)	(1,754)	(4,813)	(6,872)
Realized Gains (Losses) on Investments, Net	2,059	9,420	14,843	(6,872)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,165	37,047	39,449	1,107
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	4,224	46,467	54,292	(5,765)
Net Increase (Decrease) in Net Assets From Operations	$5,230	$43,388	$54,278	$(4,993)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	AZL Morgan Stanley Global Real Estate Fund Class 2	AZL MSCI Emerging Markets Equity Index Class 1	AZL MSCI Emerging Markets Equity Index Class 2	AZL MSCI Global Equity Index Fund
	(A)
Investment Income:
Dividends Reinvested in Fund Shares	$3,465	$528	$3,033	$36

Expenses:
Mortality and Expense Risk and Administrative Charges	841	207	1,913	54
Investment Income (Loss), Net	2,624	321	1,120	(18)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	—	533	3,337	—
Realized Gains (Losses) on Sales of Investments, Net	(23,004)	704	27	172
Realized Gains (Losses) on Investments, Net	(23,004)	1,237	3,364	172
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(679)	420	7,610	297
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(23,683)	1,657	10,974	469
Net Increase (Decrease) in Net Assets From Operations	$(21,059)	$1,978	$12,094	$451

	AZL MVP Balanced Index Strategy Fund	AZL MVP DFA Multi-Strategy Fund	AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund	AZL MVP Fusion Dynamic Balanced Fund

Investment Income:
Dividends Reinvested in Fund Shares	$5,275	$2,313	$5,826	$17,685

Expenses:
Mortality and Expense Risk and Administrative Charges	3,902	1,151	3,151	13,513
Investment Income (Loss), Net	1,373	1,162	2,675	4,172
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	7,197	3,321	—	23,467
Realized Gains (Losses) on Sales of Investments, Net	2,651	410	1,370	(9,848)
Realized Gains (Losses) on Investments, Net	9,848	3,731	1,370	13,619
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(688)	(3,460)	7,071	(8,926)
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	9,160	271	8,441	4,693
Net Increase (Decrease) in Net Assets From Operations	$10,533	$1,433	$11,116	$8,865
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	AZL MVP Fusion Dynamic Conservative Fund	AZL MVP Fusion Dynamic Moderate Fund	AZL MVP Global Balanced Index Strategy Fund	AZL MVP Growth Index Strategy Fund

Investment Income:
Dividends Reinvested in Fund Shares	$4,911	$35,164	$55,930	$39,824

Expenses:
Mortality and Expense Risk and Administrative Charges	3,712	28,758	8,927	36,059
Investment Income (Loss), Net	1,199	6,406	47,003	3,765
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	5,403	59,899	17,364	88,365
Realized Gains (Losses) on Sales of Investments, Net	(1,303)	(15,430)	8,204	24,669
Realized Gains (Losses) on Investments, Net	4,100	44,469	25,568	113,034
Net Change in Unrealized Appreciation
(Depreciation) on Investments	1,190	(16,371)	(37,738)	(62,172)
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	5,290	28,098	(12,170)	50,862
Net Increase (Decrease) in Net Assets From Operations	$6,489	$34,504	$34,833	$54,627

	AZL MVP Moderate Index Strategy Fund	AZL MVP T. Rowe Price Capital Appreciation Plus Fund	AZL Russell 1000 Growth Index Fund Class 1	AZL Russell 1000 Growth Index Fund Class 2

Investment Income:
Dividends Reinvested in Fund Shares	$8,325	$31,219	$649	$3,363

Expenses:
Mortality and Expense Risk and Administrative Charges	6,486	16,313	823	12,131
Investment Income (Loss), Net	1,839	14,906	(174)	(8,768)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	14,655	35,581	4,180	30,878
Realized Gains (Losses) on Sales of Investments, Net	4,860	16,625	1,352	35,361
Realized Gains (Losses) on Investments, Net	19,515	52,206	5,532	66,239
Net Change in Unrealized Appreciation
(Depreciation) on Investments	1,339	3,467	13,098	128,022
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	20,854	55,673	18,630	194,261
Net Increase (Decrease) in Net Assets From Operations	$22,693	$70,579	$18,456	$185,493
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	AZL Russell 1000 Value Index Fund Class 1	AZL Russell 1000 Value Index Fund Class 2	AZL S&P 500 Index Fund	AZL Small Cap Stock Index Fund Class 1

Investment Income:
Dividends Reinvested in Fund Shares	$3,738	$7,142	$13,428	$672

Expenses:
Mortality and Expense Risk and Administrative Charges	1,908	7,108	15,638	661
Investment Income (Loss), Net	1,830	34	(2,210)	11
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	7,941	17,187	30,167	2,458
Realized Gains (Losses) on Sales of Investments, Net	(3,153)	(9,684)	49,372	(1,072)
Realized Gains (Losses) on Investments, Net	4,788	7,503	79,539	1,386
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(8,039)	(13,518)	37,081	1,365
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(3,251)	(6,015)	116,620	2,751
Net Increase (Decrease) in Net Assets From Operations	$(1,421)	$(5,981)	$114,410	$2,762

	AZL Small Cap Stock Index Fund Class 2	AZL T. Rowe Price Capital Appreciation Fund	BlackRock Equity Dividend V.I. Fund	BlackRock Global Allocation V.I. Fund

Investment Income:
Dividends Reinvested in Fund Shares	$4,204	$7,589	$26	$12,912

Expenses:
Mortality and Expense Risk and Administrative Charges	7,861	11,630	4	19,223
Investment Income (Loss), Net	(3,657)	(4,041)	22	(6,311)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	19,426	40,180	40	63,668
Realized Gains (Losses) on Sales of Investments, Net	(12,841)	25,281	9	12,033
Realized Gains (Losses) on Investments, Net	6,585	65,461	49	75,701
Net Change in Unrealized Appreciation
(Depreciation) on Investments	28,801	14,813	14	110,754
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	35,386	80,274	63	186,455
Net Increase (Decrease) in Net Assets From Operations	$31,729	$76,233	$85	$180,144
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	BNY Mellon VIF Appreciation Portfolio	ClearBridge Variable Aggressive Growth Portfolio	Columbia Variable Portfolio – Seligman Global Technology Fund	Davis VA Financial Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$—	$7	$—	$529

Expenses:
Mortality and Expense Risk and Administrative Charges	—	3	20	771
Investment Income (Loss), Net	—	4	(20)	(242)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	4	112	87	2,301
Realized Gains (Losses) on Sales of Investments, Net	—	3	38	(1,726)
Realized Gains (Losses) on Investments, Net	4	115	125	575
Net Change in Unrealized Appreciation
(Depreciation) on Investments	7	77	345	(4,229)
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	11	192	470	(3,654)
Net Increase (Decrease) in Net Assets From Operations	$11	$196	$450	$(3,896)

	Davis VA Real Estate Portfolio	Eaton Vance VT Floating-Rate Income Fund	Fidelity VIP Emerging Markets Portfolio	Fidelity VIP FundsManager 50% Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$4	$44	$27	$205

Expenses:
Mortality and Expense Risk and Administrative Charges	3	4	11	365
Investment Income (Loss), Net	1	40	16	(160)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	1	—	560	464
Realized Gains (Losses) on Sales of Investments, Net	7	(78)	35	176
Realized Gains (Losses) on Investments, Net	8	(78)	595	640
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(32)	(6)	258	1,822
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(24)	(84)	853	2,462
Net Increase (Decrease) in Net Assets From Operations	$(23)	$(44)	$869	$2,302
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	Fidelity VIP FundsManager 60% Portfolio	Fidelity VIP Mid Cap Portfolio	Fidelity VIP Strategic Income Portfolio	Franklin Allocation VIP Fund

Investment Income:
Dividends Reinvested in Fund Shares	$721	$2	$61	$1,273

Expenses:
Mortality and Expense Risk and Administrative Charges	1,484	1	5	2,004
Investment Income (Loss), Net	(763)	1	56	(731)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	2,024	—	19	22,674
Realized Gains (Losses) on Sales of Investments, Net	(1,032)	(3)	(10)	(2,972)
Realized Gains (Losses) on Investments, Net	992	(3)	9	19,702
Net Change in Unrealized Appreciation
(Depreciation) on Investments	9,242	99	38	(11,856)
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	10,234	96	47	7,846
Net Increase (Decrease) in Net Assets From Operations	$9,471	$97	$103	$7,115

	Franklin Income VIP Fund	Franklin Mutual Shares VIP Fund	Franklin Rising Dividends VIP Fund	Franklin Strategic Income VIP Fund

Investment Income:
Dividends Reinvested in Fund Shares	$54,128	$7,916	$2,686	$35

Expenses:
Mortality and Expense Risk and Administrative Charges	15,549	5,483	3,508	2
Investment Income (Loss), Net	38,579	2,433	(822)	33
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	763	10,805	10,365	—
Realized Gains (Losses) on Sales of Investments, Net	(10,847)	(13,218)	4,586	(5)
Realized Gains (Losses) on Investments, Net	(10,084)	(2,413)	14,951	(5)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(47,157)	(27,657)	11,482	(6)
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(57,241)	(30,070)	26,433	(11)
Net Increase (Decrease) in Net Assets From Operations	$(18,662)	$(27,637)	$25,611	$22
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	Franklin U.S. Government Securities VIP Fund	Invesco Oppenheimer V.I. Global Strategic Income Fund	Invesco Oppenheimer V.I. International Growth Fund	Invesco V.I. American Value Fund

Investment Income:
Dividends Reinvested in Fund Shares	$6,543	$120	$5	$2

Expenses:
Mortality and Expense Risk and Administrative Charges	3,336	38	3	1
Investment Income (Loss), Net	3,207	82	2	1
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	—	—	11	4
Realized Gains (Losses) on Sales of Investments, Net	(1,224)	(82)	3	(172)
Realized Gains (Losses) on Investments, Net	(1,224)	(82)	14	(168)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,056	15	142	29
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	832	(67)	156	(139)
Net Increase (Decrease) in Net Assets From Operations	$4,039	$15	$158	$(138)

	Invesco V.I. Balanced-Risk Allocation Fund	Ivy VIP Asset Strategy Portfolio	Ivy VIP Energy Portfolio	Ivy VIP Growth Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$28	$18	$1	$—

Expenses:
Mortality and Expense Risk and Administrative Charges	1	3	—	1
Investment Income (Loss), Net	27	15	1	(1)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	19	15	—	60
Realized Gains (Losses) on Sales of Investments, Net	(4)	(5)	(62)	3
Realized Gains (Losses) on Investments, Net	15	10	(62)	63
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(8)	89	8	61
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	7	99	(54)	124
Net Increase (Decrease) in Net Assets From Operations	$34	$114	$(53)	$123
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	Ivy VIP Mid Cap Growth Portfolio	Ivy VIP Natural Resources Portfolio	Ivy VIP Science and Technology Portfolio	JPMorgan Insurance Trust Core Bond Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	—	1	$—	$445

Expenses:
Mortality and Expense Risk and Administrative Charges	2	—	3	359
Investment Income (Loss), Net	(2)	1	(3)	86
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	41	—	123	—
Realized Gains (Losses) on Sales of Investments, Net	44	(2)	111	282
Realized Gains (Losses) on Investments, Net	85	(2)	234	282
Net Change in Unrealized Appreciation
(Depreciation) on Investments	197	(4)	49	1,029
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	282	(6)	283	1,311
Net Increase (Decrease) in Net Assets From Operations	$280	$(5)	$280	$1,397

	Lazard Retirement International Equity Portfolio	Lazard Retirement U.S. Small-Mid Cap Equity Portfolio	MFS International Intrinsic Value Portfolio	MFS VIT Total Return Bond Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$5	$1	$18	$1,145

Expenses:
Mortality and Expense Risk and Administrative Charges	1	7	7	511
Investment Income (Loss), Net	4	(6)	11	634
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	8	30	47	—
Realized Gains (Losses) on Sales of Investments, Net	(1)	(334)	71	356
Realized Gains (Losses) on Investments, Net	7	(304)	118	356
Net Change in Unrealized Appreciation
(Depreciation) on Investments	10	21	307	1,197
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	17	(283)	425	1,553
Net Increase (Decrease) in Net Assets From Operations	$21	$(289)	$436	$2,187
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	MFS VIT Utilities Portfolio	PIMCO VIT All Asset Portfolio	PIMCO VIT Balanced Allocation Portfolio	PIMCO VIT CommodityRealReturn Strategy Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$6	$13,793	$720	$2,282

Expenses:
Mortality and Expense Risk and Administrative Charges	1	4,847	1,078	764
Investment Income (Loss), Net	5	8,946	(358)	1,518
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	7	—	5,412	—
Realized Gains (Losses) on Sales of Investments, Net	(8)	(2,757)	(13)	(7,826)
Realized Gains (Losses) on Investments, Net	(1)	(2,757)	5,399	(7,826)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(21)	9,125	1,455	5,972
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(22)	6,368	6,854	(1,854)
Net Increase (Decrease) in Net Assets From Operations	$(17)	$15,314	$6,496	$(336)

	PIMCO VIT Dynamic Bond Portfolio	PIMCO VIT Emerging Markets Bond Portfolio	PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)	PIMCO VIT Global Core Bond (Hedged) Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$4,306	$3,962	$1,168	$4,923

Expenses:
Mortality and Expense Risk and Administrative Charges	2,358	1,577	912	1,267
Investment Income (Loss), Net	1,948	2,385	256	3,656
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	—	—	—	—
Realized Gains (Losses) on Sales of Investments, Net	(434)	(599)	(1,392)	547
Realized Gains (Losses) on Investments, Net	(434)	(599)	(1,392)	547
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,606	2,105	4,555	630
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	2,172	1,506	3,163	1,177
Net Increase (Decrease) in Net Assets From Operations	$4,120	$3,891	$3,419	$4,833
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	PIMCO VIT Global Managed Asset Allocation Portfolio	PIMCO VIT High Yield Portfolio	PIMCO VIT Long-Term U.S. Government Portfolio	PIMCO VIT Low Duration Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$9,984	$23,981	$118	$131

Expenses:
Mortality and Expense Risk and Administrative Charges	2,085	7,990	106	31
Investment Income (Loss), Net	7,899	15,991	12	100
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	2,457	—	61	—
Realized Gains (Losses) on Sales of Investments, Net	(81)	(2,487)	1,181	154
Realized Gains (Losses) on Investments, Net	2,376	(2,487)	1,242	154
Net Change in Unrealized Appreciation
(Depreciation) on Investments	7,089	3,021	94	6
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	9,465	534	1,336	160
Net Increase (Decrease) in Net Assets From Operations	$17,364	$16,525	$1,348	$260

	PIMCO VIT Real Return Portfolio	PIMCO VIT StocksPLUS Global Portfolio	PIMCO VIT Total Return Portfolio	QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Investment Income:
Dividends Reinvested in Fund Shares	$3,759	$2,377	$17,237	$1

Expenses:
Mortality and Expense Risk and Administrative Charges	4,600	4,312	14,009	—
Investment Income (Loss), Net	(841)	(1,935)	3,228	1
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	—	20,548	8,936	—
Realized Gains (Losses) on Sales of Investments, Net	(28)	(9,003)	5,061	(1)
Realized Gains (Losses) on Investments, Net	(28)	11,545	13,997	(1)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	25,435	10,772	35,502	(13)
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	25,407	22,317	49,499	(14)
Net Increase (Decrease) in Net Assets From Operations	$24,566	$20,382	$52,727	$(13)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Operations
For the year or period ended December 31, 2020
(In thousands)

	RCM Dynamic Multi-Asset Plus VIT Portfolio	T. Rowe Price Blue Chip Growth Portfolio	T. Rowe Price Equity Income Portfolio	T. Rowe Price Health Sciences Portfolio
	(A)
Investment Income:
Dividends Reinvested in Fund Shares	$16	$—	$21	$—

Expenses:
Mortality and Expense Risk and Administrative Charges	89	11	3	3
Investment Income (Loss), Net	(73)	(11)	18	(3)
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	127	138	20	56
Realized Gains (Losses) on Sales of Investments, Net	(1,635)	768	(106)	134
Realized Gains (Losses) on Investments, Net	(1,508)	906	(86)	190
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(645)	(169)	25	58
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(2,153)	737	(61)	248
Net Increase (Decrease) in Net Assets From Operations	$(2,226)	$726	$(43)	$245

	Templeton Global Bond VIP Fund	Templeton Growth VIP Fund	Total All Funds

Investment Income:
Dividends Reinvested in Fund Shares	$40,821	5,862	560,438

Expenses:
Mortality and Expense Risk and Administrative Charges	7,871	3,632	359,872
Investment Income (Loss), Net	32,950	2,230	200,566
Realized Gains (Losses) and Unrealized
Appreciation (Depreciation) on Investments:
Realized Capital Gain Distributions on Funds	—	—	664,828
Realized Gains (Losses) on Sales of Investments, Net	(19,516)	(13,434)	26,849
Realized Gains (Losses) on Investments, Net	(19,516)	(13,434)	691,677
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(49,628)	15,280	360,512
Total Realized Gains (Losses) & Changes in
Appreciation (Depreciation) on Investments	(69,144)	1,846	1,052,189
Net Increase (Decrease) in Net Assets From Operations	$(36,194)	$4,076	$1,252,755

(A)	Fund terminated in 2020 . See Footnote 1 for further details.

See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Balanced Index Strategy Fund		AZL DFA Five-Year Global Fixed Income Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$69	$1,190	$106	$583
Realized Gains (Losses) on Investments, Net	17,380	18,920	(195)	109
Net Change in Unrealized Appreciation
(Depreciation) on Investments	17,613	31,478	(107)	(472)
Net Increase (Decrease) in Net Assets From Operations	35,062	51,588	(196)	220
Contract Transactions-All Products
Purchase Payments	226	351	129	175
Transfers Between Funds or (to) from General Account	14,285	4,498	2,711	2,941
Surrenders and Terminations	(29,346)	(43,503)	(1,368)	(1,775)
Rescissions	(1)	—	—	—
Bonus (Recapture)	2	5	1	1
Contract Maintenance Charge	(66)	(71)	(2)	(2)
Rider charge	(2,297)	(2,406)	(75)	(72)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(17,197)	(41,126)	1,396	1,268
Increase (Decrease) in Net Assets	17,865	10,462	1,200	1,488
Net Assets at Beginning of Period	370,836	360,374	14,680	13,192
Net Assets at End of Period	$388,701	$370,836	$15,880	$14,680
Changes in Units
Issued	878	326	290	313
Redeemed	(1,929)	(2,946)	(147)	(186)
Net Increase (Decrease)	(1,051)	(2,620)	143	127

	AZL DFA Multi-Strategy Fund		AZL Enhanced Bond Index Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$10,107	$(7,286)	$250	$294
Realized Gains (Losses) on Investments, Net	40,900	35,000	668	133
Net Change in Unrealized Appreciation
(Depreciation) on Investments	12,995	94,005	740	1,231
Net Increase (Decrease) in Net Assets From Operations	64,002	121,719	1,658	1,658
Contract Transactions-All Products
Purchase Payments	978	1,644	123	853
Transfers Between Funds or (to) from General Account	(23,319)	(12,302)	3,737	3,347
Surrenders and Terminations	(71,757)	(93,249)	(5,858)	(2,774)
Rescissions	(22)	(44)	—	—
Bonus (Recapture)	13	18	—	8
Contract Maintenance Charge	(142)	(155)	(4)	(4)
Rider charge	(9,728)	(10,371)	(347)	(329)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(103,977)	(114,459)	(2,349)	1,101
Increase (Decrease) in Net Assets	(39,975)	7,260	(691)	2,759
Net Assets at Beginning of Period	892,959	885,699	26,772	24,013
Net Assets at End of Period	$852,984	$892,959	$26,081	$26,772
Changes in Units
Issued	55	93	322	360
Redeemed	(5,838)	(6,555)	(505)	(266)
Net Increase (Decrease)	(5,783)	(6,462)	(183)	94
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Fidelity Institutional Asset Management Multi-Strategy Fund		AZL Fidelity Institutional Asset Management Total Bond Fund Class 1
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,895	$1,685	$441	$393
Realized Gains (Losses) on Investments, Net	12,089	15,401	84	46
Net Change in Unrealized Appreciation
(Depreciation) on Investments	14,815	23,236	895	1,305
Net Increase (Decrease) in Net Assets From Operations	28,799	40,322	1,420	1,744
Contract Transactions-All Products
Purchase Payments	611	725	8	76
Transfers Between Funds or (to) from General Account	5,702	(4,754)	365	1,777
Surrenders and Terminations	(22,591)	(30,493)	(2,002)	(2,325)
Rescissions	(3)	(1)	—	—
Bonus (Recapture)	4	4	—	—
Contract Maintenance Charge	(62)	(66)	(7)	(7)
Rider charge	(3,792)	(3,941)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(20,131)	(38,526)	(1,636)	(479)
Increase (Decrease) in Net Assets	8,668	1,796	(216)	1,265
Net Assets at Beginning of Period	281,339	279,543	20,543	19,278
Net Assets at End of Period	$290,007	$281,339	$20,327	$20,543
Changes in Units
Issued	321	46	37	190
Redeemed	(1,577)	(2,512)	(209)	(242)
Net Increase (Decrease)	(1,256)	(2,466)	(172)	(52)

	AZL Fidelity Institutional Asset Management Total Bond Fund Class 2		AZL Gateway Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$2,183	$1,865	$(503)	$(600)
Realized Gains (Losses) on Investments, Net	1,966	609	1,898	1,174
Net Change in Unrealized Appreciation
(Depreciation) on Investments	5,913	10,875	2,125	5,244
Net Increase (Decrease) in Net Assets From Operations	10,062	13,349	3,520	5,818
Contract Transactions-All Products
Purchase Payments	177	415	130	83
Transfers Between Funds or (to) from General Account	10,413	11,118	4,583	3,936
Surrenders and Terminations	(24,022)	(28,579)	(8,469)	(6,994)
Rescissions	—	(1)	(1)	—
Bonus (Recapture)	3	12	6	—
Contract Maintenance Charge	(38)	(40)	(12)	(13)
Rider charge	(1,109)	(1,208)	(650)	(658)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(14,576)	(18,283)	(4,413)	(3,646)
Increase (Decrease) in Net Assets	(4,514)	(4,934)	(893)	2,172
Net Assets at Beginning of Period	161,773	166,707	69,198	67,026
Net Assets at End of Period	$157,259	$161,773	$68,305	$69,198
Changes in Units
Issued	924	1,101	376	325
Redeemed	(2,263)	(2,837)	(734)	(627)
Net Increase (Decrease)	(1,339)	(1,736)	(358)	(302)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Government Money Market Fund		AZL International Index Fund Class 1
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(5,682)	$(663)	$2,896	$1,979
Realized Gains (Losses) on Investments, Net	—	7	560	1,894
Net Change in Unrealized Appreciation
(Depreciation) on Investments	—	(7)	864	13,729
Net Increase (Decrease) in Net Assets From Operations	(5,682)	(663)	4,320	17,602
Contract Transactions-All Products
Purchase Payments	1,298,367	894,391	27	17
Transfers Between Funds or (to) from General Account	(913,556)	(649,555)	(2,522)	(1,016)
Surrenders and Terminations	(244,015)	(195,080)	(7,379)	(9,390)
Rescissions	(13,145)	(10,126)	—	—
Bonus (Recapture)	92	244	—	—
Contract Maintenance Charge	(137)	(139)	(33)	(36)
Rider charge	(3,265)	(2,740)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	124,341	36,995	(9,907)	(10,425)
Increase (Decrease) in Net Assets	118,659	36,332	(5,587)	7,177
Net Assets at Beginning of Period	466,646	430,314	100,779	93,602
Net Assets at End of Period	$585,305	$466,646	$95,192	$100,779
Changes in Units
Issued	103,153	71,378	2	2
Redeemed	(93,058)	(70,047)	(870)	(901)
Net Increase (Decrease)	10,095	1,331	(868)	(899)

	AZL International Index Fund Class 2		AZL MetWest Total Return Bond Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$4,033	$1,024	$397	$289
Realized Gains (Losses) on Investments, Net	2,708	10,062	1,395	185
Net Change in Unrealized Appreciation
(Depreciation) on Investments	10,012	65,750	249	1,375
Net Increase (Decrease) in Net Assets From Operations	16,753	76,836	2,041	1,849
Contract Transactions-All Products
Purchase Payments	441	802	50	222
Transfers Between Funds or (to) from General Account	(4,903)	(3,006)	12,278	3,444
Surrenders and Terminations	(43,870)	(57,502)	(7,346)	(3,509)
Rescissions	(5)	(7)	—	—
Bonus (Recapture)	1	4	1	2
Contract Maintenance Charge	(81)	(89)	(4)	(3)
Rider charge	(523)	(711)	(378)	(328)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(48,940)	(60,509)	4,601	(172)
Increase (Decrease) in Net Assets	(32,187)	16,327	6,642	1,677
Net Assets at Beginning of Period	442,769	426,442	28,365	26,688
Net Assets at End of Period	$410,582	$442,769	$35,007	$28,365
Changes in Units
Issued	156	130	1,111	345
Redeemed	(4,333)	(5,233)	(697)	(360)
Net Increase (Decrease)	(4,177)	(5,103)	414	(15)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Mid Cap Index Fund Class 1		AZL Mid Cap Index Fund Class 2
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,006	$724	$(3,079)	$(4,192)
Realized Gains (Losses) on Investments, Net	2,059	6,446	9,420	35,918
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,165	2,342	37,047	59,946
Net Increase (Decrease) in Net Assets From Operations	5,230	9,512	43,388	91,672
Contract Transactions-All Products
Purchase Payments	142	76	502	1,871
Transfers Between Funds or (to) from General Account	(589)	(1,139)	(24,291)	(2,201)
Surrenders and Terminations	(3,287)	(3,676)	(48,967)	(59,317)
Rescissions	—	—	(5)	—
Bonus (Recapture)	—	—	3	71
Contract Maintenance Charge	(14)	(16)	(77)	(88)
Rider charge	—	—	(842)	(1,139)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(3,748)	(4,755)	(73,677)	(60,803)
Increase (Decrease) in Net Assets	1,482	4,757	(30,289)	30,869
Net Assets at Beginning of Period	46,374	41,617	446,410	415,541
Net Assets at End of Period	$47,856	$46,374	$416,121	$446,410
Changes in Units
Issued	58	40	37	107
Redeemed	(428)	(456)	(3,412)	(2,987)
Net Increase (Decrease)	(370)	(416)	(3,375)	(2,880)

	AZL Moderate Index Strategy Fund		AZL Morgan Stanley Global Real Estate Fund Class 1
	2020	2019	2020 (A)	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(14)	$2,202	$772	$334
Realized Gains (Losses) on Investments, Net	14,843	20,472	(6,872)	(219)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	39,449	67,697	1,107	2,914
Net Increase (Decrease) in Net Assets From Operations	54,278	90,371	(4,993)	3,029
Contract Transactions-All Products
Purchase Payments	821	969	—	—
Transfers Between Funds or (to) from General Account	(5,064)	(1,452)	(13,332)	(487)
Surrenders and Terminations	(46,501)	(64,028)	(936)	(1,771)
Rescissions	(2)	(35)	—	—
Bonus (Recapture)	5	12	—	—
Contract Maintenance Charge	(104)	(110)	(4)	(8)
Rider charge	(4,903)	(5,076)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(55,748)	(69,720)	(14,272)	(2,266)
Increase (Decrease) in Net Assets	(1,470)	20,651	(19,265)	763
Net Assets at Beginning of Period	578,003	557,352	19,265	18,502
Net Assets at End of Period	$576,533	$578,003	$—	$19,265
Changes in Units
Issued	50	61	—	—
Redeemed	(2,788)	(3,583)	(1,662)	(202)
Net Increase (Decrease)	(2,738)	(3,522)	(1,662)	(202)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Morgan Stanley Global Real Estate Fund Class 2		AZL MSCI Emerging Markets Equity Index Class 1
	2020 (A)	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$2,624	$424	$321	$82
Realized Gains (Losses) on Investments, Net	(23,004)	(327)	1,237	1,029
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(679)	12,139	420	1,304
Net Increase (Decrease) in Net Assets From Operations	(21,059)	12,236	1,978	2,415
Contract Transactions-All Products
Purchase Payments	19	38	28	21
Transfers Between Funds or (to) from General Account	(56,618)	2,019	(849)	(433)
Surrenders and Terminations	(5,150)	(11,638)	(1,484)	(1,216)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	(11)	(20)	(7)	(8)
Rider charge	(11)	(24)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(61,771)	(9,625)	(2,312)	(1,636)
Increase (Decrease) in Net Assets	(82,830)	2,611	(334)	779
Net Assets at Beginning of Period	82,830	80,219	16,781	16,002
Net Assets at End of Period	$—	$82,830	$16,447	$16,781
Changes in Units
Issued	2	147	25	19
Redeemed	(6,505)	(944)	(267)	(192)
Net Increase (Decrease)	(6,503)	(797)	(242)	(173)

	AZL MSCI Emerging Markets Equity Index Class 2		AZL MSCI Global Equity Index Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,120	$(470)	$(18)	$13
Realized Gains (Losses) on Investments, Net	3,364	3,378	172	183
Net Change in Unrealized Appreciation
(Depreciation) on Investments	7,610	11,330	297	1,168
Net Increase (Decrease) in Net Assets From Operations	12,094	14,238	451	1,364
Contract Transactions-All Products
Purchase Payments	37	48	—	27
Transfers Between Funds or (to) from General Account	(4,250)	1,289	(517)	(999)
Surrenders and Terminations	(9,953)	(12,818)	(835)	(1,243)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	1
Contract Maintenance Charge	(22)	(23)	(1)	(1)
Rider charge	(53)	(66)	(19)	(34)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(14,241)	(11,570)	(1,372)	(2,249)
Increase (Decrease) in Net Assets	(2,147)	2,668	(921)	(885)
Net Assets at Beginning of Period	105,083	102,415	5,452	6,337
Net Assets at End of Period	$102,936	$105,083	$4,531	$5,452
Changes in Units
Issued	3	116	—	2
Redeemed	(1,301)	(1,195)	(80)	(143)
Net Increase (Decrease)	(1,298)	(1,079)	(80)	(141)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL MVP Balanced Index Strategy Fund		AZL MVP DFA Multi-Strategy Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,373	$1,732	$1,162	$(446)
Realized Gains (Losses) on Investments, Net	9,848	8,700	3,731	2,159
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(688)	28,932	(3,460)	9,348
Net Increase (Decrease) in Net Assets From Operations	10,533	39,364	1,433	11,061
Contract Transactions-All Products
Purchase Payments	4,456	6,969	626	2,864
Transfers Between Funds or (to) from General Account	3,605	2,892	(2,177)	(44)
Surrenders and Terminations	(25,725)	(20,690)	(3,741)	(5,440)
Rescissions	(56)	(143)	(2)	(3)
Bonus (Recapture)	11	61	10	22
Contract Maintenance Charge	(56)	(56)	(12)	(12)
Rider charge	(3,657)	(3,650)	(1,243)	(1,260)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(21,422)	(14,617)	(6,539)	(3,873)
Increase (Decrease) in Net Assets	(10,889)	24,747	(5,106)	7,188
Net Assets at Beginning of Period	289,123	264,376	86,188	79,000
Net Assets at End of Period	$278,234	$289,123	$81,082	$86,188
Changes in Units
Issued	472	711	59	262
Redeemed	(1,974)	(1,720)	(644)	(598)
Net Increase (Decrease)	(1,502)	(1,009)	(585)	(336)

	AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund		AZL MVP Fusion Dynamic Balanced Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$2,675	$5,682	$4,172	$5,926
Realized Gains (Losses) on Investments, Net	1,370	963	13,619	36,598
Net Change in Unrealized Appreciation
(Depreciation) on Investments	7,071	24,071	(8,926)	67,600
Net Increase (Decrease) in Net Assets From Operations	11,116	30,716	8,865	110,124
Contract Transactions-All Products
Purchase Payments	862	2,233	889	3,071
Transfers Between Funds or (to) from General Account	(2,006)	(1,194)	(17,836)	8,281
Surrenders and Terminations	(16,685)	(13,699)	(73,894)	(108,235)
Rescissions	—	—	(12)	—
Bonus (Recapture)	8	35	5	27
Contract Maintenance Charge	(45)	(47)	(184)	(196)
Rider charge	(3,102)	(3,127)	(7,529)	(7,976)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(20,968)	(15,799)	(98,561)	(105,028)
Increase (Decrease) in Net Assets	(9,852)	14,917	(89,696)	5,096
Net Assets at Beginning of Period	231,613	216,696	841,576	836,480
Net Assets at End of Period	$221,761	$231,613	$751,880	$841,576
Changes in Units
Issued	64	176	57	741
Redeemed	(1,637)	(1,387)	(6,458)	(7,440)
Net Increase (Decrease)	(1,573)	(1,211)	(6,401)	(6,699)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL MVP Fusion Dynamic Conservative Fund		AZL MVP Fusion Dynamic Moderate Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,199	$1,589	$6,406	$13,298
Realized Gains (Losses) on Investments, Net	4,100	7,157	44,469	93,348
Net Change in Unrealized Appreciation
(Depreciation) on Investments	1,190	15,835	(16,371)	148,448
Net Increase (Decrease) in Net Assets From Operations	6,489	24,581	34,504	255,094
Contract Transactions-All Products
Purchase Payments	577	5,821	5,010	8,668
Transfers Between Funds or (to) from General Account	7,056	8,939	(14,295)	(6,518)
Surrenders and Terminations	(21,420)	(23,490)	(131,102)	(162,771)
Rescissions	(16)	—	(143)	(13)
Bonus (Recapture)	12	60	74	81
Contract Maintenance Charge	(47)	(47)	(389)	(409)
Rider charge	(2,656)	(2,589)	(20,206)	(20,910)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(16,494)	(11,306)	(161,051)	(181,872)
Increase (Decrease) in Net Assets	(10,005)	13,275	(126,547)	73,222
Net Assets at Beginning of Period	228,175	214,900	1,815,251	1,742,029
Net Assets at End of Period	$218,170	$228,175	$1,688,704	$1,815,251
Changes in Units
Issued	559	1,019	324	551
Redeemed	(1,657)	(1,819)	(10,817)	(12,407)
Net Increase (Decrease)	(1,098)	(800)	(10,493)	(11,856)

	AZL MVP Global Balanced Index Strategy Fund		AZL MVP Growth Index Strategy Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$47,003	$1,813	$3,765	$11,071
Realized Gains (Losses) on Investments, Net	25,568	22,398	113,034	98,858
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(37,738)	65,955	(62,172)	278,770
Net Increase (Decrease) in Net Assets From Operations	34,833	90,166	54,627	388,699
Contract Transactions-All Products
Purchase Payments	2,104	6,391	10,476	25,545
Transfers Between Funds or (to) from General Account	(21,643)	(20,621)	(3,343)	12,299
Surrenders and Terminations	(47,879)	(41,106)	(175,008)	(171,720)
Rescissions	(10)	(60)	(94)	(236)
Bonus (Recapture)	15	40	69	125
Contract Maintenance Charge	(123)	(134)	(381)	(397)
Rider charge	(9,432)	(9,814)	(23,161)	(23,506)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(76,968)	(65,304)	(191,442)	(157,890)
Increase (Decrease) in Net Assets	(42,135)	24,862	(136,815)	230,809
Net Assets at Beginning of Period	670,508	645,646	2,390,898	2,160,089
Net Assets at End of Period	$628,373	$670,508	$2,254,083	$2,390,898
Changes in Units
Issued	156	494	623	2,413
Redeemed	(5,909)	(5,514)	(12,319)	(12,273)
Net Increase (Decrease)	(5,753)	(5,020)	(11,696)	(9,860)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL MVP Moderate Index Strategy Fund		AZL MVP T. Rowe Price Capital Appreciation Plus Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,839	$3,143	$14,906	$3,859
Realized Gains (Losses) on Investments, Net	19,515	18,443	52,206	45,523
Net Change in Unrealized Appreciation
(Depreciation) on Investments	1,339	49,876	3,467	139,145
Net Increase (Decrease) in Net Assets From Operations	22,693	71,462	70,579	188,527
Contract Transactions-All Products
Purchase Payments	5,179	6,893	7,533	21,329
Transfers Between Funds or (to) from General Account	5,710	(6,412)	46,303	67,564
Surrenders and Terminations	(31,718)	(25,814)	(67,127)	(64,493)
Rescissions	(1)	—	(43)	(218)
Bonus (Recapture)	20	66	51	147
Contract Maintenance Charge	(79)	(80)	(157)	(151)
Rider charge	(6,441)	(6,326)	(17,249)	(16,100)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(27,330)	(31,673)	(30,689)	8,078
Increase (Decrease) in Net Assets	(4,637)	39,789	39,890	196,605
Net Assets at Beginning of Period	472,411	432,622	1,152,403	955,798
Net Assets at End of Period	$467,774	$472,411	$1,192,293	$1,152,403
Changes in Units
Issued	777	448	3,438	6,172
Redeemed	(2,343)	(2,428)	(5,517)	(5,588)
Net Increase (Decrease)	(1,566)	(1,980)	(2,079)	584

	AZL Russell 1000 Growth Index Fund Class 1		AZL Russell 1000 Growth Index Fund Class 2
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(174)	$(33)	$(8,768)	$(7,436)
Realized Gains (Losses) on Investments, Net	5,532	8,344	66,239	86,699
Net Change in Unrealized Appreciation
(Depreciation) on Investments	13,098	6,130	128,022	87,554
Net Increase (Decrease) in Net Assets From Operations	18,456	14,441	185,493	166,817
Contract Transactions-All Products
Purchase Payments	183	79	682	2,674
Transfers Between Funds or (to) from General Account	(1,141)	(861)	(63,531)	(16,878)
Surrenders and Terminations	(5,181)	(5,413)	(68,671)	(74,190)
Rescissions	—	—	(5)	—
Bonus (Recapture)	—	—	14	126
Contract Maintenance Charge	(17)	(16)	(114)	(115)
Rider charge	—	—	(820)	(1,017)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(6,156)	(6,211)	(132,445)	(89,400)
Increase (Decrease) in Net Assets	12,300	8,230	53,048	77,417
Net Assets at Beginning of Period	53,537	45,307	617,780	540,363
Net Assets at End of Period	$65,837	$53,537	$670,828	$617,780
Changes in Units
Issued	111	59	40	121
Redeemed	(502)	(535)	(4,306)	(3,551)
Net Increase (Decrease)	(391)	(476)	(4,266)	(3,430)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Russell 1000 Value Index Fund Class 1		AZL Russell 1000 Value Index Fund Class 2
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,830	$2,024	$34	$(162)
Realized Gains (Losses) on Investments, Net	4,788	8,606	7,503	21,739
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(8,039)	20,632	(13,518)	67,825
Net Increase (Decrease) in Net Assets From Operations	(1,421)	31,262	(5,981)	89,402
Contract Transactions-All Products
Purchase Payments	200	193	514	1,466
Transfers Between Funds or (to) from General Account	(4,104)	(1,812)	(8,831)	471
Surrenders and Terminations	(12,540)	(14,709)	(40,638)	(49,842)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	3	17
Contract Maintenance Charge	(41)	(46)	(79)	(90)
Rider charge	—	—	(442)	(569)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(16,485)	(16,374)	(49,473)	(48,547)
Increase (Decrease) in Net Assets	(17,906)	14,888	(55,454)	40,855
Net Assets at Beginning of Period	150,207	135,319	439,080	398,225
Net Assets at End of Period	$132,301	$150,207	$383,626	$439,080
Changes in Units
Issued	196	119	96	163
Redeemed	(1,805)	(1,625)	(2,766)	(2,796)
Net Increase (Decrease)	(1,609)	(1,506)	(2,670)	(2,633)

	AZL S&P 500 Index Fund		AZL Small Cap Stock Index Fund Class 1
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(2,210)	$(3,509)	$11	$(134)
Realized Gains (Losses) on Investments, Net	79,539	68,717	1,386	5,268
Net Change in Unrealized Appreciation
(Depreciation) on Investments	37,081	143,007	1,365	2,665
Net Increase (Decrease) in Net Assets From Operations	114,410	208,215	2,762	7,799
Contract Transactions-All Products
Purchase Payments	1,067	3,507	13	8
Transfers Between Funds or (to) from General Account	24,311	(10,281)	(966)	(382)
Surrenders and Terminations	(91,834)	(106,832)	(3,023)	(4,673)
Rescissions	(6)	(12)	—	—
Bonus (Recapture)	13	124	—	—
Contract Maintenance Charge	(151)	(156)	(9)	(11)
Rider charge	(1,061)	(1,383)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(67,661)	(115,033)	(3,985)	(5,058)
Increase (Decrease) in Net Assets	46,749	93,182	(1,223)	2,741
Net Assets at Beginning of Period	864,709	771,527	43,271	40,530
Net Assets at End of Period	$911,458	$864,709	$42,048	$43,271
Changes in Units
Issued	1,003	193	12	8
Redeemed	(4,487)	(6,345)	(373)	(414)
Net Increase (Decrease)	(3,484)	(6,152)	(361)	(406)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	AZL Small Cap Stock Index Fund Class 2		AZL T. Rowe Price Capital Appreciation Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(3,657)	$(5,279)	$(4,041)	$(25)
Realized Gains (Losses) on Investments, Net	6,585	47,647	65,461	49,410
Net Change in Unrealized Appreciation
(Depreciation) on Investments	28,801	38,474	14,813	58,726
Net Increase (Decrease) in Net Assets From Operations	31,729	80,842	76,233	108,111
Contract Transactions-All Products
Purchase Payments	499	1,486	753	2,401
Transfers Between Funds or (to) from General Account	(5,096)	8,181	10,996	25,746
Surrenders and Terminations	(42,807)	(56,353)	(57,003)	(64,082)
Rescissions	—	(1)	(20)	(6)
Bonus (Recapture)	8	59	4	48
Contract Maintenance Charge	(74)	(87)	(98)	(101)
Rider charge	(193)	(249)	(411)	(513)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(47,663)	(46,964)	(45,779)	(36,507)
Increase (Decrease) in Net Assets	(15,934)	33,878	30,454	71,604
Net Assets at Beginning of Period	459,446	425,568	580,071	508,467
Net Assets at End of Period	$443,512	$459,446	$610,525	$580,071
Changes in Units
Issued	34	489	509	1,359
Redeemed	(2,489)	(3,001)	(2,586)	(3,151)
Net Increase (Decrease)	(2,455)	(2,512)	(2,077)	(1,792)

	BlackRock Equity Dividend V.I. Fund		BlackRock Global Allocation V.I. Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$22	$23	$(6,311)	$(6,862)
Realized Gains (Losses) on Investments, Net	49	149	75,701	45,954
Net Change in Unrealized Appreciation
(Depreciation) on Investments	14	214	110,754	127,363
Net Increase (Decrease) in Net Assets From Operations	85	386	180,144	166,455
Contract Transactions-All Products
Purchase Payments	—	—	937	1,251
Transfers Between Funds or (to) from General Account	93	522	(78,215)	(42,296)
Surrenders and Terminations	(448)	(837)	(88,186)	(119,596)
Rescissions	—	—	(41)	(1)
Bonus (Recapture)	—	—	6	5
Contract Maintenance Charge	—	—	(229)	(255)
Rider charge	—	—	(13,572)	(14,292)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(355)	(315)	(179,300)	(175,184)
Increase (Decrease) in Net Assets	(270)	71	844	(8,729)
Net Assets at Beginning of Period	1,440	1,369	1,126,831	1,135,560
Net Assets at End of Period	$1,170	$1,440	$1,127,675	$1,126,831
Changes in Units
Issued	9	25	68	97
Redeemed	(22)	(37)	(13,045)	(13,809)
Net Increase (Decrease)	(13)	(12)	(12,977)	(13,712)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	BNY Mellon VIF Appreciation Portfolio		ClearBridge Variable Aggressive Growth Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$—	$1	$4	$4
Realized Gains (Losses) on Investments, Net	4	5	115	(3)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	7	12	77	259
Net Increase (Decrease) in Net Assets From Operations	11	18	196	260
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	—	—	—	(176)
Surrenders and Terminations	1	(23)	(91)	(114)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	1	(23)	(91)	(290)
Increase (Decrease) in Net Assets	12	(5)	105	(30)
Net Assets at Beginning of Period	50	55	1,170	1,200
Net Assets at End of Period	$62	$50	$1,275	$1,170
Changes in Units
Issued	—	—	—	—
Redeemed	—	—	(3)	(12)
Net Increase (Decrease)	—	—	(3)	(12)

	Columbia Variable Portfolio – Seligman Global Technology Fund		Davis VA Financial Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(20)	$(18)	$(242)	$(294)
Realized Gains (Losses) on Investments, Net	125	173	575	3,012
Net Change in Unrealized Appreciation
(Depreciation) on Investments	345	276	(4,229)	6,642
Net Increase (Decrease) in Net Assets From Operations	450	431	(3,896)	9,360
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	—	(9)	(197)	175
Surrenders and Terminations	(148)	(150)	(3,663)	(4,743)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	(7)	(9)
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(148)	(159)	(3,867)	(4,577)
Increase (Decrease) in Net Assets	302	272	(7,763)	4,783
Net Assets at Beginning of Period	1,144	872	47,060	42,277
Net Assets at End of Period	$1,446	$1,144	$39,297	$47,060
Changes in Units
Issued	—	—	12	4
Redeemed	(5)	(6)	(181)	(208)
Net Increase (Decrease)	(5)	(6)	(169)	(204)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Davis VA Real Estate Portfolio		Eaton Vance VT Floating-Rate Income Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1	$(1)	$40	$147
Realized Gains (Losses) on Investments, Net	8	22	(78)	(67)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(32)	41	(6)	281
Net Increase (Decrease) in Net Assets From Operations	(23)	62	(44)	361
Contract Transactions-All Products
Purchase Payments	—	—	4	4
Transfers Between Funds or (to) from General Account	—	—	(302)	(5,960)
Surrenders and Terminations	(37)	(56)	(288)	(289)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(37)	(56)	(586)	(6,245)
Increase (Decrease) in Net Assets	(60)	6	(630)	(5,884)
Net Assets at Beginning of Period	266	260	1,778	7,662
Net Assets at End of Period	$206	$266	$1,148	$1,778
Changes in Units
Issued	—	—	—	—
Redeemed	(1)	(1)	(37)	(361)
Net Increase (Decrease)	(1)	(1)	(37)	(361)

	Fidelity VIP Emerging Markets Portfolio		Fidelity VIP FundsManager 50% Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$16	$55	$(160)	$(57)
Realized Gains (Losses) on Investments, Net	595	17	640	2,086
Net Change in Unrealized Appreciation
(Depreciation) on Investments	258	1,143	1,822	1,275
Net Increase (Decrease) in Net Assets From Operations	869	1,215	2,302	3,304
Contract Transactions-All Products
Purchase Payments	7	—	26	38
Transfers Between Funds or (to) from General Account	(1,593)	(112)	(1,201)	(1,742)
Surrenders and Terminations	(155)	(1)	(1,975)	(2,085)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	1	1
Contract Maintenance Charge	—	—	(4)	(5)
Rider charge	—	—	(254)	(270)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(1,741)	(113)	(3,407)	(4,063)
Increase (Decrease) in Net Assets	(872)	1,102	(1,105)	(759)
Net Assets at Beginning of Period	5,435	4,333	22,443	23,202
Net Assets at End of Period	$4,563	$5,435	$21,338	$22,443
Changes in Units
Issued	1	—	2	2
Redeemed	(147)	(11)	(212)	(281)
Net Increase (Decrease)	(146)	(11)	(210)	(279)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Fidelity VIP FundsManager 60% Portfolio		Fidelity VIP Mid Cap Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(763)	$(476)	$1	$1
Realized Gains (Losses) on Investments, Net	992	11,907	(3)	52
Net Change in Unrealized Appreciation
(Depreciation) on Investments	9,242	2,943	99	56
Net Increase (Decrease) in Net Assets From Operations	9,471	14,374	97	109
Contract Transactions-All Products
Purchase Payments	29	37	—	—
Transfers Between Funds or (to) from General Account	(3,089)	(5,748)	32	(142)
Surrenders and Terminations	(6,658)	(9,250)	—	—
Rescissions	—	—	—	—
Bonus (Recapture)	—	1	—	—
Contract Maintenance Charge	(14)	(15)	—	—
Rider charge	(812)	(876)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(10,544)	(15,851)	32	(142)
Increase (Decrease) in Net Assets	(1,073)	(1,477)	129	(33)
Net Assets at Beginning of Period	84,768	86,245	482	515
Net Assets at End of Period	$83,695	$84,768	$611	$482
Changes in Units
Issued	2	2	1	—
Redeemed	(673)	(1,088)	—	(3)
Net Increase (Decrease)	(671)	(1,086)	1	(3)

	Fidelity VIP Strategic Income Portfolio		Franklin Allocation VIP Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$56	$50	$(731)	$1,163
Realized Gains (Losses) on Investments, Net	9	7	19,702	5,381
Net Change in Unrealized Appreciation
(Depreciation) on Investments	38	126	(11,856)	8,125
Net Increase (Decrease) in Net Assets From Operations	103	183	7,115	14,669
Contract Transactions-All Products
Purchase Payments	6	10	20	7
Transfers Between Funds or (to) from General Account	253	(221)	(2,593)	33
Surrenders and Terminations	(110)	(155)	(7,402)	(9,112)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	(20)	(22)
Rider charge	—	—	(18)	(22)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	149	(366)	(10,013)	(9,116)
Increase (Decrease) in Net Assets	252	(183)	(2,898)	5,553
Net Assets at Beginning of Period	1,824	2,007	94,216	88,663
Net Assets at End of Period	$2,076	$1,824	$91,318	$94,216
Changes in Units
Issued	10	—	2	1
Redeemed	(5)	(17)	(878)	(812)
Net Increase (Decrease)	5	(17)	(876)	(811)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Franklin Income VIP Fund		Franklin Mutual Shares VIP Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$38,579	$39,598	$2,433	$(391)
Realized Gains (Losses) on Investments, Net	(10,084)	22,530	(2,413)	38,050
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(47,157)	79,604	(27,657)	27,728
Net Increase (Decrease) in Net Assets From Operations	(18,662)	141,732	(27,637)	65,387
Contract Transactions-All Products
Purchase Payments	1,323	2,104	315	305
Transfers Between Funds or (to) from General Account	(20,468)	(7,581)	(5,063)	3,037
Surrenders and Terminations	(81,957)	(99,490)	(31,340)	(45,923)
Rescissions	(7)	(4)	(2)	—
Bonus (Recapture)	8	15	—	—
Contract Maintenance Charge	(216)	(233)	(79)	(89)
Rider charge	(7,747)	(8,308)	(280)	(392)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(109,064)	(113,497)	(36,449)	(43,062)
Increase (Decrease) in Net Assets	(127,726)	28,235	(64,086)	22,325
Net Assets at Beginning of Period	1,065,730	1,037,495	360,673	338,348
Net Assets at End of Period	$938,004	$1,065,730	$296,587	$360,673
Changes in Units
Issued	85	87	121	184
Redeemed	(1,856)	(1,960)	(1,470)	(1,814)
Net Increase (Decrease)	(1,771)	(1,873)	(1,349)	(1,630)

	Franklin Rising Dividends VIP Fund		Franklin Strategic Income VIP Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(822)	$(866)	$33	$41
Realized Gains (Losses) on Investments, Net	14,951	40,783	(5)	(14)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	11,482	10,721	(6)	36
Net Increase (Decrease) in Net Assets From Operations	25,611	50,638	22	63
Contract Transactions-All Products
Purchase Payments	104	134	—	—
Transfers Between Funds or (to) from General Account	(6,080)	(108)	—	(168)
Surrenders and Terminations	(20,227)	(26,069)	(45)	(3)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	(48)	(50)	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(26,251)	(26,093)	(45)	(171)
Increase (Decrease) in Net Assets	(640)	24,545	(23)	(108)
Net Assets at Beginning of Period	219,360	194,815	724	832
Net Assets at End of Period	$218,720	$219,360	$701	$724
Changes in Units
Issued	47	42	—	—
Redeemed	(451)	(441)	(1)	(7)
Net Increase (Decrease)	(404)	(399)	(1)	(7)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Franklin U.S. Government Securities VIP Fund		Invesco Oppenheimer V.I. Global Strategic Income Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$3,207	$2,456	$82	$46
Realized Gains (Losses) on Investments, Net	(1,224)	(2,220)	(82)	(30)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,056	6,982	15	180
Net Increase (Decrease) in Net Assets From Operations	4,039	7,218	15	196
Contract Transactions-All Products
Purchase Payments	147	190	—	—
Transfers Between Funds or (to) from General Account	430	3,148	64	88
Surrenders and Terminations	(23,974)	(30,045)	(214)	(268)
Rescissions	(3)	—	—	—
Bonus (Recapture)	—	4	—	—
Contract Maintenance Charge	(64)	(70)	(1)	(1)
Rider charge	(1,041)	(1,150)	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(24,505)	(27,923)	(151)	(181)
Increase (Decrease) in Net Assets	(20,466)	(20,705)	(136)	15
Net Assets at Beginning of Period	200,585	221,290	2,303	2,288
Net Assets at End of Period	$180,119	$200,585	$2,167	$2,303
Changes in Units
Issued	14	119	2	3
Redeemed	(928)	(1,146)	(9)	(11)
Net Increase (Decrease)	(914)	(1,027)	(7)	(8)

	Invesco Oppenheimer V.I. International Growth Fund		Invesco V.I. American Value Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$2	$8	$1	$—
Realized Gains (Losses) on Investments, Net	14	57	(168)	46
Net Change in Unrealized Appreciation
(Depreciation) on Investments	142	328	29	123
Net Increase (Decrease) in Net Assets From Operations	158	393	(138)	169
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	33	(225)	(210)	320
Surrenders and Terminations	(136)	(611)	(10)	(230)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(103)	(836)	(220)	90
Increase (Decrease) in Net Assets	55	(443)	(358)	259
Net Assets at Beginning of Period	1,281	1,724	780	521
Net Assets at End of Period	$1,336	$1,281	$422	$780
Changes in Units
Issued	—	—	—	9
Redeemed	(6)	(33)	(9)	(5)
Net Increase (Decrease)	(6)	(33)	(9)	4
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Invesco V.I. Balanced-Risk Allocation Fund		Ivy VIP Asset Strategy Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$27	$(2)	$15	$15
Realized Gains (Losses) on Investments, Net	15	(111)	10	10
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(8)	207	89	140
Net Increase (Decrease) in Net Assets From Operations	34	94	114	165
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	3	—	(14)	—
Surrenders and Terminations	(25)	(636)	(2)	(117)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(22)	(636)	(16)	(117)
Increase (Decrease) in Net Assets	12	(542)	98	48
Net Assets at Beginning of Period	382	924	878	830
Net Assets at End of Period	$394	$382	$976	$878
Changes in Units
Issued	—	—	—	—
Redeemed	(1)	(30)	(1)	(1)
Net Increase (Decrease)	(1)	(30)	(1)	(1)

	Ivy VIP Energy Portfolio		Ivy VIP Growth Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1	$(1)	$(1)	$(1)
Realized Gains (Losses) on Investments, Net	(62)	(118)	63	95
Net Change in Unrealized Appreciation
(Depreciation) on Investments	8	126	61	23
Net Increase (Decrease) in Net Assets From Operations	(53)	7	123	117
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	(5)	(29)	—	(5)
Surrenders and Terminations	(27)	(148)	(15)	(117)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(32)	(177)	(15)	(122)
Increase (Decrease) in Net Assets	(85)	(170)	108	(5)
Net Assets at Beginning of Period	128	298	398	403
Net Assets at End of Period	$43	$128	$506	$398
Changes in Units
Issued	—	—	—	—
Redeemed	(7)	(22)	—	(1)
Net Increase (Decrease)	(7)	(22)	—	(1)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Ivy VIP Mid Cap Growth Portfolio		Ivy VIP Natural Resources Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(2)	$(2)	$1	$1
Realized Gains (Losses) on Investments, Net	85	107	(2)	(4)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	197	62	(4)	9
Net Increase (Decrease) in Net Assets From Operations	280	167	(5)	6
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	(89)	122	4	4
Surrenders and Terminations	—	(1)	—	(11)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(89)	121	4	(7)
Increase (Decrease) in Net Assets	191	288	(1)	(1)
Net Assets at Beginning of Period	698	410	60	61
Net Assets at End of Period	$889	$698	$59	$60
Changes in Units
Issued	1	2	1	—
Redeemed	(3)	—	(1)	—
Net Increase (Decrease)	(2)	2	—	—

	Ivy VIP Science and Technology Portfolio		JPMorgan Insurance Trust Core Bond Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(3)	$(4)	$86	$188
Realized Gains (Losses) on Investments, Net	234	174	282	69
Net Change in Unrealized Appreciation
(Depreciation) on Investments	49	360	1,029	1,002
Net Increase (Decrease) in Net Assets From Operations	280	530	1,397	1,259
Contract Transactions-All Products
Purchase Payments	—	—	85	147
Transfers Between Funds or (to) from General Account	(124)	(142)	4,286	3,422
Surrenders and Terminations	(413)	(342)	(2,200)	(2,460)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	2	2
Contract Maintenance Charge	—	—	(3)	(3)
Rider charge	—	—	(262)	(220)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(537)	(484)	1,908	888
Increase (Decrease) in Net Assets	(257)	46	3,305	2,147
Net Assets at Beginning of Period	1,303	1,257	22,080	19,933
Net Assets at End of Period	$1,046	$1,303	$25,385	$22,080
Changes in Units
Issued	—	—	307	255
Redeemed	(2)	(3)	(162)	(193)
Net Increase (Decrease)	(2)	(3)	145	62
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Lazard Retirement International Equity Portfolio		Lazard Retirement U.S. Small-Mid Cap Equity Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$4	$—	$(6)	$(6)
Realized Gains (Losses) on Investments, Net	7	(3)	(304)	(169)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	10	48	21	759
Net Increase (Decrease) in Net Assets From Operations	21	45	(289)	584
Contract Transactions-All Products
Purchase Payments	7	—	—	—
Transfers Between Funds or (to) from General Account	—	(5)	(2,730)	482
Surrenders and Terminations	(5)	(4)	(305)	(157)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	2	(9)	(3,035)	325
Increase (Decrease) in Net Assets	23	36	(3,324)	909
Net Assets at Beginning of Period	260	224	3,860	2,951
Net Assets at End of Period	$283	$260	$536	$3,860
Changes in Units
Issued	—	—	—	4
Redeemed	—	—	(63)	(3)
Net Increase (Decrease)	—	—	(63)	1

	MFS International Intrinsic Value Portfolio		MFS VIT Total Return Bond Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$11	$27	$634	$605
Realized Gains (Losses) on Investments, Net	118	123	356	109
Net Change in Unrealized Appreciation
(Depreciation) on Investments	307	350	1,197	1,922
Net Increase (Decrease) in Net Assets From Operations	436	500	2,187	2,636
Contract Transactions-All Products
Purchase Payments	—	—	183	1,454
Transfers Between Funds or (to) from General Account	(141)	(71)	6,149	5,499
Surrenders and Terminations	(73)	(88)	(6,786)	(5,727)
Rescissions	—	—	—	(36)
Bonus (Recapture)	—	—	2	40
Contract Maintenance Charge	—	—	(5)	(5)
Rider charge	—	—	(369)	(342)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(214)	(159)	(826)	883
Increase (Decrease) in Net Assets	222	341	1,361	3,519
Net Assets at Beginning of Period	2,376	2,035	35,037	31,518
Net Assets at End of Period	$2,598	$2,376	$36,398	$35,037
Changes in Units
Issued	—	—	319	378
Redeemed	(10)	(8)	(362)	(333)
Net Increase (Decrease)	(10)	(8)	(43)	45
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	MFS VIT Utilities Portfolio		Oppenheimer Global Multi-Alternatives Fund/VA
	2020	2019	2020	2019 (B)
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$5	$84	$—	$1
Realized Gains (Losses) on Investments, Net	(1)	147	—	(3)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(21)	31	—	5
Net Increase (Decrease) in Net Assets From Operations	(17)	262	—	3
Contract Transactions-All Products
Purchase Payments	—	—	—	—
Transfers Between Funds or (to) from General Account	(180)	130	—	(92)
Surrenders and Terminations	(127)	(54)	—	(8)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(307)	76	—	(100)
Increase (Decrease) in Net Assets	(324)	338	—	(97)
Net Assets at Beginning of Period	431	93	—	97
Net Assets at End of Period	$107	$431	$—	$—
Changes in Units
Issued	—	10	—	—
Redeemed	(8)	(2)	—	(10)
Net Increase (Decrease)	(8)	8	—	(10)

	PIMCO VIT All Asset Portfolio		PIMCO VIT Balanced Allocation Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$8,946	$3,663	$(358)	$545
Realized Gains (Losses) on Investments, Net	(2,757)	(1,134)	5,399	1
Net Change in Unrealized Appreciation
(Depreciation) on Investments	9,125	27,382	1,455	11,854
Net Increase (Decrease) in Net Assets From Operations	15,314	29,911	6,496	12,400
Contract Transactions-All Products
Purchase Payments	307	637	154	219
Transfers Between Funds or (to) from General Account	(6,425)	(3,315)	(2,812)	(1,756)
Surrenders and Terminations	(25,294)	(31,496)	(6,377)	(4,837)
Rescissions	(4)	(1)	—	—
Bonus (Recapture)	6	12	2	3
Contract Maintenance Charge	(73)	(80)	(17)	(18)
Rider charge	(3,204)	(3,430)	(1,010)	(1,060)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(34,687)	(37,673)	(10,060)	(7,449)
Increase (Decrease) in Net Assets	(19,373)	(7,762)	(3,564)	4,951
Net Assets at Beginning of Period	308,198	315,960	79,383	74,432
Net Assets at End of Period	$288,825	$308,198	$75,819	$79,383
Changes in Units
Issued	23	43	13	19
Redeemed	(2,055)	(2,256)	(862)	(682)
Net Increase (Decrease)	(2,032)	(2,213)	(849)	(663)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	PIMCO VIT CommodityRealReturn Strategy Portfolio		PIMCO VIT Dynamic Bond Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1,518	$971	$1,948	$5,275
Realized Gains (Losses) on Investments, Net	(7,826)	(6,289)	(434)	283
Net Change in Unrealized Appreciation
(Depreciation) on Investments	5,972	8,893	2,606	459
Net Increase (Decrease) in Net Assets From Operations	(336)	3,575	4,120	6,017
Contract Transactions-All Products
Purchase Payments	15	32	87	79
Transfers Between Funds or (to) from General Account	1,328	3,717	543	5,509
Surrenders and Terminations	(4,052)	(5,714)	(29,515)	(24,281)
Rescissions	—	—	(87)	(2)
Bonus (Recapture)	—	—	1	—
Contract Maintenance Charge	(11)	(12)	(35)	(39)
Rider charge	(33)	(45)	(1,839)	(2,088)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(2,753)	(2,022)	(30,845)	(20,822)
Increase (Decrease) in Net Assets	(3,089)	1,553	(26,725)	(14,805)
Net Assets at Beginning of Period	41,546	39,993	172,393	187,198
Net Assets at End of Period	$38,457	$41,546	$145,668	$172,393
Changes in Units
Issued	360	695	24	513
Redeemed	(862)	(1,072)	(2,871)	(2,447)
Net Increase (Decrease)	(502)	(377)	(2,847)	(1,934)

	PIMCO VIT Emerging Markets Bond Portfolio		PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$2,385	$2,671	$256	$293
Realized Gains (Losses) on Investments, Net	(599)	(856)	(1,392)	(1,399)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	2,105	10,647	4,555	3,294
Net Increase (Decrease) in Net Assets From Operations	3,891	12,462	3,419	2,188
Contract Transactions-All Products
Purchase Payments	25	47	12	12
Transfers Between Funds or (to) from General Account	2,547	(2,890)	(214)	1,492
Surrenders and Terminations	(14,715)	(19,389)	(6,691)	(7,560)
Rescissions	—	(1)	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	(23)	(26)	(14)	(16)
Rider charge	(787)	(917)	(295)	(336)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(12,953)	(23,176)	(7,202)	(6,408)
Increase (Decrease) in Net Assets	(9,062)	(10,714)	(3,783)	(4,220)
Net Assets at Beginning of Period	95,266	105,980	51,561	55,781
Net Assets at End of Period	$86,204	$95,266	$47,778	$51,561
Changes in Units
Issued	138	3	2	122
Redeemed	(807)	(1,242)	(578)	(637)
Net Increase (Decrease)	(669)	(1,239)	(576)	(515)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	PIMCO VIT Global Core Bond (Hedged) Portfolio		PIMCO VIT Global Managed Asset Allocation Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$3,656	$604	$7,899	$647
Realized Gains (Losses) on Investments, Net	547	581	2,376	(494)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	630	4,624	7,089	19,029
Net Increase (Decrease) in Net Assets From Operations	4,833	5,809	17,364	19,182
Contract Transactions-All Products
Purchase Payments	143	470	260	196
Transfers Between Funds or (to) from General Account	3,800	837	(6,836)	(4,151)
Surrenders and Terminations	(14,137)	(18,826)	(10,988)	(14,536)
Rescissions	—	—	—	—
Bonus (Recapture)	4	6	2	1
Contract Maintenance Charge	(21)	(23)	(34)	(37)
Rider charge	(965)	(1,088)	(2,115)	(2,223)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(11,176)	(18,624)	(19,711)	(20,750)
Increase (Decrease) in Net Assets	(6,343)	(12,815)	(2,347)	(1,568)
Net Assets at Beginning of Period	85,815	98,630	133,161	134,729
Net Assets at End of Period	$79,472	$85,815	$130,814	$133,161
Changes in Units
Issued	366	143	20	16
Redeemed	(1,448)	(2,034)	(1,539)	(1,734)
Net Increase (Decrease)	(1,082)	(1,891)	(1,519)	(1,718)

	PIMCO VIT High Yield Portfolio		PIMCO VIT Long-Term U.S. Government Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$15,991	$19,634	$12	$11
Realized Gains (Losses) on Investments, Net	(2,487)	(490)	1,242	79
Net Change in Unrealized Appreciation
(Depreciation) on Investments	3,021	52,496	94	82
Net Increase (Decrease) in Net Assets From Operations	16,525	71,640	1,348	172
Contract Transactions-All Products
Purchase Payments	400	325	11	139
Transfers Between Funds or (to) from General Account	(5,264)	(5,464)	1,987	5,321
Surrenders and Terminations	(84,993)	(86,724)	(3,017)	(1,274)
Rescissions	(102)	(1)	—	(6)
Bonus (Recapture)	8	3	1	7
Contract Maintenance Charge	(122)	(136)	(1)	—
Rider charge	(5,291)	(6,101)	(36)	(21)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(95,364)	(98,098)	(1,055)	4,166
Increase (Decrease) in Net Assets	(78,839)	(26,458)	293	4,338
Net Assets at Beginning of Period	560,228	586,686	5,112	774
Net Assets at End of Period	$481,389	$560,228	$5,405	$5,112
Changes in Units
Issued	21	17	68	196
Redeemed	(4,059)	(4,245)	(86)	(50)
Net Increase (Decrease)	(4,038)	(4,228)	(18)	146
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	PIMCO VIT Low Duration Portfolio		PIMCO VIT Real Return Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$100	$190	$(841)	$(180)
Realized Gains (Losses) on Investments, Net	154	(1)	(28)	(3,885)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	6	85	25,435	23,687
Net Increase (Decrease) in Net Assets From Operations	260	274	24,566	19,622
Contract Transactions-All Products
Purchase Payments	14	16	223	349
Transfers Between Funds or (to) from General Account	(1,351)	3,373	(6,690)	2,834
Surrenders and Terminations	(916)	(417)	(38,427)	(46,532)
Rescissions	—	—	(33)	(3)
Bonus (Recapture)	—	—	3	5
Contract Maintenance Charge	—	—	(77)	(86)
Rider charge	—	—	(2,540)	(2,835)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(2,253)	2,972	(47,541)	(46,268)
Increase (Decrease) in Net Assets	(1,993)	3,246	(22,975)	(26,646)
Net Assets at Beginning of Period	8,661	5,415	284,537	311,183
Net Assets at End of Period	$6,668	$8,661	$261,562	$284,537
Changes in Units
Issued	1	180	21	205
Redeemed	(113)	(23)	(3,105)	(3,342)
Net Increase (Decrease)	(112)	157	(3,084)	(3,137)

	PIMCO VIT StocksPLUS Global Portfolio		PIMCO VIT Total Return Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(1,935)	$(1,145)	$3,228	$11,257
Realized Gains (Losses) on Investments, Net	11,545	(6,434)	13,997	(3,047)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	10,772	60,145	35,502	47,501
Net Increase (Decrease) in Net Assets From Operations	20,382	52,566	52,727	55,711
Contract Transactions-All Products
Purchase Payments	123	281	1,189	2,903
Transfers Between Funds or (to) from General Account	(11,262)	(914)	38,345	27,925
Surrenders and Terminations	(22,337)	(26,808)	(121,155)	(124,253)
Rescissions	—	(3)	(43)	(80)
Bonus (Recapture)	—	1	6	25
Contract Maintenance Charge	(53)	(57)	(209)	(228)
Rider charge	(78)	(113)	(6,977)	(7,458)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(33,607)	(27,613)	(88,844)	(101,166)
Increase (Decrease) in Net Assets	(13,225)	24,953	(36,117)	(45,455)
Net Assets at Beginning of Period	244,261	219,308	836,413	881,868
Net Assets at End of Period	$231,036	$244,261	$800,296	$836,413
Changes in Units
Issued	57	66	1,753	1,479
Redeemed	(2,516)	(2,232)	(5,942)	(6,542)
Net Increase (Decrease)	(2,459)	(2,166)	(4,189)	(5,063)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	QS Legg Mason Dynamic Multi-Strategy VIT Portfolio		RCM Dynamic Multi-Asset Plus VIT Portfolio
	2020	2019	2020 (A)	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$1	$3	$(73)	$6
Realized Gains (Losses) on Investments, Net	(1)	—	(1,508)	438
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(13)	26	(645)	2,385
Net Increase (Decrease) in Net Assets From Operations	(13)	29	(2,226)	2,829
Contract Transactions-All Products
Purchase Payments	14	—	105	909
Transfers Between Funds or (to) from General Account	(155)	13	(17,213)	(4,192)
Surrenders and Terminations	(12)	(13)	(365)	(1,092)
Rescissions	—	—	—	(51)
Bonus (Recapture)	—	—	1	5
Contract Maintenance Charge	—	—	(1)	(4)
Rider charge	—	—	(94)	(313)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(153)	—	(17,567)	(4,738)
Increase (Decrease) in Net Assets	(166)	29	(19,793)	(1,909)
Net Assets at Beginning of Period	228	199	19,793	21,702
Net Assets at End of Period	$62	$228	$—	$19,793
Changes in Units
Issued	1	1	10	86
Redeemed	(12)	(1)	(1,777)	(537)
Net Increase (Decrease)	(11)	—	(1,767)	(451)

	T. Rowe Price Blue Chip Growth Portfolio		T. Rowe Price Equity Income Portfolio
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(11)	$(17)	$18	$24
Realized Gains (Losses) on Investments, Net	906	486	(86)	64
Net Change in Unrealized Appreciation
(Depreciation) on Investments	(169)	732	25	241
Net Increase (Decrease) in Net Assets From Operations	726	1,201	(43)	329
Contract Transactions-All Products
Purchase Payments	32	—	—	—
Transfers Between Funds or (to) from General Account	(2,095)	2,501	(225)	(300)
Surrenders and Terminations	(246)	(808)	(135)	(147)
Rescissions	—	—	—	—
Bonus (Recapture)	—	—	—	—
Contract Maintenance Charge	—	—	—	—
Rider charge	—	—	—	—
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(2,309)	1,693	(360)	(447)
Increase (Decrease) in Net Assets	(1,583)	2,894	(403)	(118)
Net Assets at Beginning of Period	5,813	2,919	1,320	1,438
Net Assets at End of Period	$4,230	$5,813	$917	$1,320
Changes in Units
Issued	1	58	—	—
Redeemed	(54)	(17)	(13)	(15)
Net Increase (Decrease)	(53)	41	(13)	(15)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	T. Rowe Price Health Sciences Portfolio		Templeton Global Bond VIP Fund
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$(3)	$(3)	$32,950	$32,257
Realized Gains (Losses) on Investments, Net	190	97	(19,516)	(7,918)
Net Change in Unrealized Appreciation
(Depreciation) on Investments	58	193	(49,628)	(21,174)
Net Increase (Decrease) in Net Assets From Operations	245	287	(36,194)	3,165
Contract Transactions-All Products
Purchase Payments	—	—	348	464
Transfers Between Funds or (to) from General Account	(80)	(58)	32,524	33,272
Surrenders and Terminations	(355)	(148)	(83,330)	(91,356)
Rescissions	—	—	(21)	—
Bonus (Recapture)	—	—	2	6
Contract Maintenance Charge	—	—	(143)	(158)
Rider charge	—	—	(5,546)	(6,393)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(435)	(206)	(56,166)	(64,165)
Increase (Decrease) in Net Assets	(190)	81	(92,360)	(61,000)
Net Assets at Beginning of Period	1,194	1,113	555,889	616,889
Net Assets at End of Period	$1,004	$1,194	$463,529	$555,889
Changes in Units
Issued	—	—	777	738
Redeemed	(4)	(3)	(2,048)	(2,129)
Net Increase (Decrease)	(4)	(3)	(1,271)	(1,391)
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Statements of Changes in Net Assets
For the years or periods ended December 31, 2020 and 2019
(In thousands)

	Templeton Growth VIP Fund		Total All Funds
	2020	2019	2020	2019
Increase (Decrease) in Net Assets:
Operations:
Investment Income (Loss), Net	$2,230	$2,191	$200,566	$147,413
Realized Gains (Losses) on Investments, Net	(13,434)	39,212	691,677	958,614
Net Change in Unrealized Appreciation
(Depreciation) on Investments	15,280	(13,313)	360,512	2,178,352
Net Increase (Decrease) in Net Assets From Operations	4,076	28,090	1,252,755	3,284,379
Contract Transactions-All Products
Purchase Payments	223	168	1,351,317	1,017,329
Transfers Between Funds or (to) from General Account	(7,953)	9,401	(1,141,172)	(548,300)
Surrenders and Terminations	(21,961)	(28,400)	(2,267,191)	(2,537,963)
Rescissions	(19)	—	(13,954)	(11,095)
Bonus (Recapture)	—	—	503	1,562
Contract Maintenance Charge	(64)	(70)	(4,472)	(4,797)
Rider charge	(225)	(301)	(180,985)	(188,686)
Net Increase (Decrease) in Net Assets Resulting
From Contract Transactions	(29,999)	(19,202)	(2,255,954)	(2,271,950)
Increase (Decrease) in Net Assets	(25,923)	8,888	(1,003,199)	1,012,429
Net Assets at Beginning of Period	233,321	224,433	22,595,431	21,583,002
Net Assets at End of Period	$207,398	$233,321	$21,592,232	$22,595,431
Changes in Units
Issued	123	401	121,113	96,804
Redeemed	(1,312)	(1,277)	(249,814)	(230,192)
Net Increase (Decrease)	(1,189)	(876)	(128,701)	(133,388)

(A)	Fund terminated in 2020 . See Footnote 1 for further details.
(B)	Fund terminated in 2019 . See Footnote 1 for further details.
See accompanying notes to financial statements

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

(1) Organization
Allianz Life Variable Account B (Variable Account) is a segregated investment account of Allianz Life Insurance Company of North America (Allianz Life) and is registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940 (1940 Act), as amended. Allianz Life applies the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) guidance of Topic 946, Financial Services - Investment Companies. The Variable Account was established on May 31, 1985, and commenced operations January 24, 1989. Accordingly, it is an accounting entity wherein all segregated account transactions are reflected.
The Variable Account's assets are the property of Allianz Life and are held for the benefit of the owners and other persons entitled to payments under variable annuity contracts issued through the Variable Account and underwritten by Allianz Life. The assets of the Variable Account are equal to the reserves and other liabilities of the Variable Account. These assets are not chargeable with liabilities that arise from any other business Allianz Life may conduct. Allianz Life products offered under the Variable Account are listed below. The only product actively being marketed is Allianz Index Advantage.
•Allianz Alterity
•Allianz Charter
•Allianz Connections
•Allianz Custom Income
•Allianz Dimensions
•Allianz Elite
•Allianz High Five
•Allianz Index Advantage
•Allianz Retirement Advantage
•Allianz Retirement Pro
•Allianz Rewards
•Allianz Valuemark
•Allianz Vision
The Variable Account's subaccounts are invested, at net asset values, in one or more of the funds (investment options) in accordance with the selection made by the contractholder. The contractholder may have the option to invest in the fixed account or other index options in the General Account, based on the product features. The liabilities of the fixed account are included in the General Account, which is not registered as an investment company under the 1940 Act. Not all funds listed are available for all products. Some funds have been closed to accepting new money. Generally, each multiple-class fund is presented on an aggregate basis. When mergers occur, the fund will generally be presented separately by class, to disclose which class received additional money. The funds and investment advisers are:

Fund	Investment Adviser
AZL Balanced Index Strategy Fund *†	Allianz Investment Management, LLC
AZL DFA Five-Year Global Fixed Income Fund *†	Allianz Investment Management, LLC
AZL DFA Multi-Strategy Fund *†	Allianz Investment Management, LLC
AZL Enhanced Bond Index Fund *†	Allianz Investment Management, LLC
AZL Fidelity Institutional Asset Management Multi-Strategy Fund *†	Allianz Investment Management, LLC
AZL Fidelity Institutional Asset Management Total Bond Fund Class 1 †	Allianz Investment Management, LLC
AZL Fidelity Institutional Asset Management Total Bond Fund Class 2 *†	Allianz Investment Management, LLC
AZL Gateway Fund *†	Allianz Investment Management, LLC
AZL Government Money Market Fund *†	Allianz Investment Management, LLC
AZL International Index Fund Class 1 †	Allianz Investment Management, LLC
AZL International Index Fund Class 2 *†	Allianz Investment Management, LLC
AZL MetWest Total Return Bond Fund *†	Allianz Investment Management, LLC
AZL Mid Cap Index Fund Class 1 †	Allianz Investment Management, LLC
AZL Mid Cap Index Fund Class 2 *†	Allianz Investment Management, LLC
AZL Moderate Index Strategy Fund *†	Allianz Investment Management, LLC
AZL MSCI Emerging Markets Equity Index Class 1 †	Allianz Investment Management, LLC

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

Fund	Investment Adviser
AZL MSCI Emerging Markets Equity Index Class 2 *†	Allianz Investment Management, LLC
AZL MSCI Global Equity Index Fund *†	Allianz Investment Management, LLC
AZL MVP Balanced Index Strategy Fund *†	Allianz Investment Management, LLC
AZL MVP DFA Multi-Strategy Fund *†	Allianz Investment Management, LLC
AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund *†	Allianz Investment Management, LLC
AZL MVP Fusion Dynamic Balanced Fund *†	Allianz Investment Management, LLC
AZL MVP Fusion Dynamic Conservative Fund *†	Allianz Investment Management, LLC
AZL MVP Fusion Dynamic Moderate Fund *†	Allianz Investment Management, LLC
AZL MVP Global Balanced Index Strategy Fund *†	Allianz Investment Management, LLC
AZL MVP Growth Index Strategy Fund *†	Allianz Investment Management, LLC
AZL MVP Moderate Index Strategy Fund *†	Allianz Investment Management, LLC
AZL MVP T. Rowe Price Capital Appreciation Plus Fund *†	Allianz Investment Management, LLC
AZL Russell 1000 Growth Index Fund Class 1 †	Allianz Investment Management, LLC
AZL Russell 1000 Growth Index Fund Class 2 *†	Allianz Investment Management, LLC
AZL Russell 1000 Value Index Fund Class 1 †	Allianz Investment Management, LLC
AZL Russell 1000 Value Index Fund Class 2 *†	Allianz Investment Management, LLC
AZL S&P 500 Index Fund *†	Allianz Investment Management, LLC
AZL Small Cap Stock Index Fund Class 1 †	Allianz Investment Management, LLC
AZL Small Cap Stock Index Fund Class 2 *†	Allianz Investment Management, LLC
AZL T. Rowe Price Capital Appreciation Fund *†	Allianz Investment Management, LLC
BlackRock Equity Dividend V.I. Fund *	BlackRock Advisors, LLC
BlackRock Global Allocation V.I. Fund *	BlackRock Advisors, LLC
BNY Mellon VIF Appreciation Portfolio *	BNY Mellon Investment Adviser, Inc
ClearBridge Variable Aggressive Growth Portfolio	Legg Mason Partners Fund Advisor, LLC
Columbia Variable Portfolio – Seligman Global Technology Fund	Columbia Management Investment Advisors, LLC
Davis VA Financial Portfolio	Davis Selected Advisers, L.P.
Davis VA Real Estate Portfolio	Davis Selected Advisers, L.P.
Eaton Vance VT Floating-Rate Income Fund *	Eaton Vance Management
Fidelity VIP Emerging Markets Portfolio	Fidelity Management & Research Company
Fidelity VIP FundsManager 50% Portfolio	FMR Co., Inc.
Fidelity VIP FundsManager 60% Portfolio	FMR Co., Inc.
Fidelity VIP Mid Cap Portfolio	Fidelity Management & Research Company
Fidelity VIP Strategic Income Portfolio	Fidelity Management & Research Company
Franklin Allocation VIP Fund *	Franklin Templeton Services, LLC
Franklin Income VIP Fund *	Franklin Advisers, Inc.
Franklin Mutual Shares VIP Fund *	Franklin Mutual Advisers, LLC
Franklin Rising Dividends VIP Fund *	Franklin Advisers, Inc.
Franklin Strategic Income VIP Fund *	Franklin Advisers, Inc.
Franklin U.S. Government Securities VIP Fund *	Franklin Advisers, Inc.
Invesco Oppenheimer V.I. Global Strategic Income Fund	Invesco Advisors, Inc.
Invesco Oppenheimer V.I. International Growth Fund *	Invesco Advisors, Inc.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

Fund	Investment Adviser
Invesco V.I. American Value Fund *	Invesco Advisors, Inc.
Invesco V.I. Balanced-Risk Allocation Fund *	Invesco Advisors, Inc.
Ivy VIP Asset Strategy Portfolio *	Ivy Investment Management Company
Ivy VIP Energy Portfolio *	Ivy Investment Management Company
Ivy VIP Growth Portfolio *	Ivy Investment Management Company
Ivy VIP Mid Cap Growth Portfolio *	Ivy Investment Management Company
Ivy VIP Natural Resources Portfolio *	Ivy Investment Management Company
Ivy VIP Science and Technology Portfolio *	Ivy Investment Management Company
JPMorgan Insurance Trust Core Bond Portfolio	J.P. Morgan Investment Management, Inc.
Lazard Retirement International Equity Portfolio *	Lazard Asset Management, LLC
Lazard Retirement U.S. Small-Mid Cap Equity Portfolio*	Lazard Asset Management, LLC
MFS International Intrinsic Value Portfolio *	Massachusetts Financial Services Company
MFS VIT Total Return Bond Portfolio *	Massachusetts Financial Services Company
MFS VIT Utilities Portfolio *	Massachusetts Financial Services Company
PIMCO VIT All Asset Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Balanced Allocation Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT CommodityRealReturn Strategy Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Dynamic Bond Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Emerging Markets Bond Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged) †	Pacific Investment Management Company, LLC
PIMCO VIT Global Core Bond (Hedged) Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Global Managed Asset Allocation Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT High Yield Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Long-Term U.S. Government Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Low Duration Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Real Return Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT StocksPLUS Global Portfolio †	Pacific Investment Management Company, LLC
PIMCO VIT Total Return Portfolio †	Pacific Investment Management Company, LLC
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	Legg Mason Partners Fund Advisor, LLC
T. Rowe Price Blue Chip Growth Portfolio *	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio *	T. Rowe Price Associates, Inc.
T. Rowe Price Health Sciences Portfolio *	T. Rowe Price Associates, Inc.
Templeton Global Bond VIP Fund *	Franklin Advisors, Inc.
Templeton Growth VIP Fund *	Templeton Global Advisors Limited

*	Fund contains share classes which assess 12b-1 fees.
†	The investment adviser of this fund is an affiliate of Allianz Life and is paid an investment management fee by the fund.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

During the year ended December 31, 2019, the funds listed below changed their name. There were no name changes in 2020.

Prior Fund Name	Current Fund Name	Effective Date
Franklin Founding Funds Allocation VIP Fund	Franklin Allocation VIP Fund	May 1, 2019
Oppenheimer Global Strategic Income Fund/VA	Invesco Oppenheimer V.I. Global Strategic Income Fund	May 24, 2019
Oppenheimer International Growth Fund/VA	Invesco Oppenheimer V.I. International Growth Fund	May 24, 2019
MFS VIT II International Value Portfolio	MFS International Intrinsic Value Portfolio	June 1, 2019
Dreyfus VIF Appreciation Portfolio	BNY Mellon VIF Appreciation Portfolio	June 3, 2019
PIMCO VIT Global Multi‐Asset Managed Allocation Portfolio	PIMCO VIT Global Managed Asset Allocation Portfolio	October 1, 2019
AZL MVP BlackRock Global Strategy Plus Fund	AZL MVP Global Balanced Index Strategy Fund	November 18, 2019
During the years ended December 31, 2020 and 2019, the following funds were closed to new money:

Fund	Date Closed
Oppenheimer Global Multi-Alternatives Fund/VA	April 29, 2019
RCM Dynamic Multi‐Asset Plus VIT Fund	April 24, 2020
AZL Morgan Stanley Global Real Estate Fund Class 1	August 21, 2020
AZL Morgan Stanley Global Real Estate Fund Class 2	August 21, 2020
During the years ended December 31, 2020 and 2019, no funds were added as available options.
During the years ended December 31, 2020 and 2019, the following funds were merged or replaced:

Closed Fund	Receiving Fund	Date Merged
Oppenheimer Global Multi-Alternatives Fund/VA	AZL Government Money Market Fund	April 29, 2019
RCM Dynamic Multi‐Asset Plus VIT Fund	AZL MVP Moderate Index Strategy Fund	April 24, 2020
AZL Morgan Stanley Global Real Estate Fund Class 1	AZL S&P 500 Index Fund	August 21, 2020
AZL Morgan Stanley Global Real Estate Fund Class 2	AZL S&P 500 Index Fund	August 21, 2020

Effective December 4, 2020, a One-for-Two Reverse Split occurred for the Lazard Retirement U.S. Small-Mid Cap Equity Portfolio. The effect of this transaction was to divide the number of outstanding shares of the fund by the split ratio, resulting in a corresponding increase in the net asset value per share. The shares presented in the Statements of Assets and Liabilities reflect this reverse split. There were no changes in the net assets, results of operations or total return as a result of this transaction.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

(2) Significant Accounting Policies
Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investment transactions are recorded by the Variable Account on the trade date. Investments of the Variable Account are valued each day the markets are open at fair value using net asset values provided by the investment advisers of the funds after the 4 PM Eastern Standard Time market close.
The Fair Value Measurement Topic of the FASB ASC establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 -     Unadjusted quoted prices for identical assets or liabilities in active markets that the Variable Account has the ability to access at the measurement date.

Level 2 –     Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:
(a)    Quoted prices for similar assets or liabilities in active markets.
(b)    Quoted prices for identical or similar assets or liabilities in markets that are not active.
(c)    Inputs other than quoted prices that are observable.
(d)    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -    Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Variable Account’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. As of December 31, 2020, all of the Variable Account’s investments are in funds for which quoted prices are available in an active market which the Variable Account has the ability to access. Therefore, all investments have been categorized as Level 1. The characterization of the underlying securities held by the funds are accounted for on a trade-date basis and are in accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC, which differs from the characterization of an investment in the fund.

Realized gains on investments include realized gain distributions received from the respective funds and gains on the sale of fund shares as determined by the average cost method. Realized gain distributions are reinvested in the respective funds. Dividend distributions received from the funds are reinvested in additional shares of the funds and are recorded as income to the Variable Account on the ex-dividend date.

The cost of investments sold and the corresponding capital gains and losses are determined on a specific identification basis. Net investment income (loss) and net realized gains (losses) and unrealized appreciation (depreciation) on investments are allocated to the contracts on each valuation date based on each contract's pro rata share of the assets of the fund as of the beginning of the valuation date.

Transfers between subaccounts, including the fixed account (net), include transfers of all or part of the contractholders' interest to or from another eligible subaccount, or from or to the fixed account option of the general account of the Company.

Contracts in Annuity Payment Period

Annuity reserves are computed for currently payable contracts according to the 1983 and 2000 Individual Annuity Mortality Tables using an assumed investment return (AIR) equal to the AIR of the specific contracts, either 3%, 5% or 7%. Charges to annuity reserves for mortality and risk expense are reimbursed to Allianz Life if the reserves required are less than originally estimated. If additional reserves are required, Allianz Life reimburses the Variable Account.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

(3) Related Party Charges, Expenses and Fees
Under the terms of the contracts, certain charges, expenses and fees are incurred by the contractholders to cover Allianz Life’s expenses in connection with the issuance and administration of the contracts. Following is a summary of these charges, expenses and fees for the period ended December 31, 2020:

Mortality and Expense Risk Charges
Allianz Life assumes mortality and expense risks related to the operations of the Variable Account. These charges range from 0.30% to 3.40% annually during the accumulation phase, or from 1.00% to 2.20% annually during the annuity phase for variable annuity payments. These charges are deducted on a daily basis and assessed against the daily net asset value of each fund. These charges are assessed either through a reduction in subaccount accumulation unit values during the accumulation phase, or a reduction in subaccount annuity unit values during the annuity phase for contractholders that selected variable annuity payments.

Administrative Charges
A charge to cover administrative expenses of the Variable Account may be deducted from the Variable Account, depending on the contract. This annual charge of 0.15% is calculated and assessed daily as a percentage of each fund’s net asset value. This charge is assessed through a reduction in subaccount accumulation unit values during the accumulation phase, or a reduction in subaccount annuity unit values during the annuity phase for contractholders that selected variable annuity payments.

Contract Maintenance Charges
For certain contracts, an annual contract maintenance charge of $30 to $50 may be deducted to cover ongoing administrative expenses. These charges are assessed through the redemption of subaccount accumulation units during the accumulation phase, or a redemption in subaccount annuity unit values during the annuity phase if variable annuity payments are selected or a reduction in fixed annuity payments.

Withdrawal Charges
For certain contracts, a withdrawal charge (sometimes called a contingent deferred sales charge) is imposed as a percentage, with a range of 1.0% to 8.5%, of each purchase payment if the contract is surrendered or a partial withdrawal is taken during the withdrawal charge period. For certain contracts, a commutation fee or withdrawal charge may also apply during the annuity phase if there are liquidations of variable annuity payments under certain annuity options. These commutation and withdrawal charges are imposed as a percentage, with a range of 1.0% to 8.0% of the amount liquidated. These charges are assessed through the redemption of subaccount accumulation units during the accumulation phase, or a redemption in subaccount annuity units during the annuity phase.

Rider Charges and Fees
For certain contracts, optional benefit riders may be available for an additional charge to the contractholder. The rider charges for Investment Protector, Income Protector and Income Focus are deducted from the contract value. The Maximum Anniversary Value Death Benefit and Income Benefit rider fees are calculated as a percentage of the contract value as of the prior quarterly contract anniversary adjusted for subsequent purchase payments and withdrawals, and are deducted from the contract value. These charges and fees include:

•Investment Protector: 1.05% to 1.35%
•Income Protector: 1.00% to 1.75%
•Income Focus: 1.30%
•Maximum Anniversary Value Death Benefit: 0.20%
•Income Benefit: 0.70%

Transfer Fee
A charge for transfers between funds may be imposed at a rate of up to $25 per transfer. These charges are deducted from the contract value.

Other Contract Charges
For certain contracts there are additional fees, as described below.
•Account Fee - ranges from 0.80% to 1.15% and are imposed as a percentage of the account’s guaranteed value and are assessed through the redemption of subaccount accumulation units during the accumulation phase.
•Product Fee - ranges from 0.25% to 1.25% annually and are accrued on a daily basis as a percentage of the prior quarterly contract anniversary contract value adjusted for subsequent purchase payments and withdrawals. The fee is deducted from the contract value during the accumulation phase through the redemption of accumulation units.
•Increased Annuity Payment Benefit charge - ranges from $0.95 to $9.97 per $100 of the basic annuity payment, depending on the annuitant's age and gender. The charge is assessed by a reduction in the annuity payments during the annuity phase.

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

•Guaranteed Value Protection Benefits charge will not be more than 5% of the contract anniversary value and assessed through the redemption of subaccount accumulation units during the accumulation phase.

Additional details on charges and fees can be found in the respective product prospectus.
(4) Federal Income Taxes
Operations of the Variable Account form a part of Allianz Life, which is taxed as a life insurance company under the Internal Revenue Code (the Code). Under current law, no federal income taxes are payable with respect to the Variable Account. Under the principles set forth in Internal Revenue Service Ruling 81-225 and Section 817(h) of the Code and regulations thereunder, Allianz Life understands that it will be treated as owner of the assets invested in the Variable Account for federal income tax purposes, with the result that earnings and gains, if any, derived from those assets will not be included in an annuitant's gross income until amounts are received pursuant to an annuity.
(5) Purchases and Sales of Investments (In thousands)
The cost of purchases and proceeds from sales of investments for the year or period ended December 31, 2020, are as follows:

	Cost of Purchases	Proceeds from Sales
AZL Balanced Index Strategy Fund	$56,268	$60,714
AZL DFA Five-Year Global Fixed Income Fund	8,536	7,034
AZL DFA Multi-Strategy Fund	98,659	147,661
AZL Enhanced Bond Index Fund	11,463	13,562
AZL Fidelity Institutional Asset Management Multi-Strategy Fund	40,034	50,186
AZL Fidelity Institutional Asset Management Total Bond Fund Class 1	1,688	2,883
AZL Fidelity Institutional Asset Management Total Bond Fund Class 2	40,027	52,420
AZL Gateway Fund	14,384	19,300
AZL Government Money Market Fund	1,051,211	932,553
AZL International Index Fund Class 1	5,093	11,855
AZL International Index Fund Class 2	58,384	102,553
AZL MetWest Total Return Bond Fund	22,670	17,115
AZL Mid Cap Index Fund Class 1	5,001	4,466
AZL Mid Cap Index Fund Class 2	58,649	124,231
AZL Moderate Index Strategy Fund	71,701	107,808
AZL Morgan Stanley Global Real Estate Fund Class 1	949	14,449
AZL Morgan Stanley Global Real Estate Fund Class 2	13,560	72,707
AZL MSCI Emerging Markets Equity Index Class 1	1,118	2,576
AZL MSCI Emerging Markets Equity Index Class 2	17,718	27,501
AZL MSCI Global Equity Index Fund	1,152	2,543
AZL MVP Balanced Index Strategy Fund	34,753	47,605
AZL MVP DFA Multi-Strategy Fund	11,451	13,507
AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund	13,083	31,376
AZL MVP Fusion Dynamic Balanced Fund	74,733	145,654
AZL MVP Fusion Dynamic Conservative Fund	36,345	46,239
AZL MVP Fusion Dynamic Moderate Fund	161,306	256,053
AZL MVP Global Balanced Index Strategy Fund	76,910	89,511
AZL MVP Growth Index Strategy Fund	254,793	354,104
AZL MVP Moderate Index Strategy Fund	49,773	60,609

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	Cost of Purchases	Proceeds from Sales
AZL MVP T. Rowe Price Capital Appreciation Plus Fund	$142,375	$122,577
AZL Russell 1000 Growth Index Fund Class 1	5,183	7,333
AZL Russell 1000 Growth Index Fund Class 2	73,028	183,363
AZL Russell 1000 Value Index Fund Class 1	12,482	19,197
AZL Russell 1000 Value Index Fund Class 2	66,212	98,463
AZL S&P 500 Index Fund	199,242	238,946
AZL Small Cap Stock Index Fund Class 1	3,454	4,969
AZL Small Cap Stock Index Fund Class 2	78,948	110,843
AZL T. Rowe Price Capital Appreciation Fund	158,790	168,430
BlackRock Equity Dividend V.I. Fund	801	1,094
BlackRock Global Allocation V.I. Fund	96,651	218,594
BNY Mellon VIF Appreciation Portfolio	5	—
ClearBridge Variable Aggressive Growth Portfolio	133	108
Columbia Variable Portfolio – Seligman Global Technology Fund	87	167
Davis VA Financial Portfolio	8,569	10,377
Davis VA Real Estate Portfolio	5	40
Eaton Vance VT Floating-Rate Income Fund	82	629
Fidelity VIP Emerging Markets Portfolio	2,625	3,790
Fidelity VIP FundsManager 50% Portfolio	940	4,043
Fidelity VIP FundsManager 60% Portfolio	9,852	19,135
Fidelity VIP Mid Cap Portfolio	62	31
Fidelity VIP Strategic Income Portfolio	472	248
Franklin Allocation VIP Fund	31,468	19,539
Franklin Income VIP Fund	109,678	179,400
Franklin Mutual Shares VIP Fund	59,560	82,771
Franklin Rising Dividends VIP Fund	22,901	39,609
Franklin Strategic Income VIP Fund	43	55
Franklin U.S. Government Securities VIP Fund	21,280	42,578
Invesco Oppenheimer V.I. Global Strategic Income Fund	554	623
Invesco Oppenheimer V.I. International Growth Fund	441	530
Invesco V.I. American Value Fund	33	249
Invesco V.I. Balanced-Risk Allocation Fund	54	30
Ivy VIP Asset Strategy Portfolio	33	18
Ivy VIP Energy Portfolio	1	31
Ivy VIP Growth Portfolio	79	36
Ivy VIP Mid Cap Growth Portfolio	167	217
Ivy VIP Natural Resources Portfolio	8	4
Ivy VIP Science and Technology Portfolio	219	636
JPMorgan Insurance Trust Core Bond Portfolio	7,969	5,975
Lazard Retirement International Equity Portfolio	21	7
Lazard Retirement U.S. Small-Mid Cap Equity Portfolio	2,917	5,929

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	Cost of Purchases	Proceeds from Sales
MFS International Intrinsic Value Portfolio	$157	$313
MFS VIT Total Return Bond Portfolio	11,147	11,339
MFS VIT Utilities Portfolio	23	318
PIMCO VIT All Asset Portfolio	27,189	52,930
PIMCO VIT Balanced Allocation Portfolio	11,461	16,467
PIMCO VIT CommodityRealReturn Strategy Portfolio	10,463	11,699
PIMCO VIT Dynamic Bond Portfolio	10,271	39,168
PIMCO VIT Emerging Markets Bond Portfolio	10,964	21,532
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)	5,886	12,832
PIMCO VIT Global Core Bond (Hedged) Portfolio	16,073	23,592
PIMCO VIT Global Managed Asset Allocation Portfolio	14,282	23,637
PIMCO VIT High Yield Portfolio	39,561	118,934
PIMCO VIT Long-Term U.S. Government Portfolio	11,004	11,986
PIMCO VIT Low Duration Portfolio	13,799	15,952
PIMCO VIT Real Return Portfolio	20,408	68,790
PIMCO VIT StocksPLUS Global Portfolio	43,706	58,699
PIMCO VIT Total Return Portfolio	137,162	213,841
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio	48	201
RCM Dynamic Multi-Asset Plus VIT Portfolio	1,244	18,756
T. Rowe Price Blue Chip Growth Portfolio	1,567	3,749
T. Rowe Price Equity Income Portfolio	237	559
T. Rowe Price Health Sciences Portfolio	101	481
Templeton Global Bond VIP Fund	80,894	104,110
Templeton Growth VIP Fund	32,861	60,629

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

(6) Financial Highlights
A summary of units outstanding (in thousands), unit values, net assets (in thousands), ratios, and total returns for variable annuity contracts is as follows:

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
AZL Balanced Index Strategy Fund
2020	21,475	$15.58	to	$19.83	$388,701	1.98%	1.00%	to	3.40%	8.54%	to	10.97%
2019	22,526	$14.35	to	$17.87	$370,836	2.26%	1.00%	to	3.40%	13.38%	to	15.91%
2018	25,146	$12.65	to	$15.42	$360,374	0.93%	1.00%	to	3.40%	(7.53)%	to	(5.46)%
2017	27,352	$13.67	to	$16.31	$418,424	2.22%	1.00%	to	3.40%	7.84%	to	10.24%
2016	29,183	$12.67	to	$14.79	$408,248	2.70%	1.00%	to	3.40%	3.24%	to	5.54%
AZL DFA Five-Year Global Fixed Income Fund
2020	1,630	$9.15	to	$10.79	$15,880	2.49%	—%	to	3.40%	(2.31)%	to	0.57%
2019	1,487	$9.36	to	$10.73	$14,680	5.90%	—%	to	3.40%	0.54%	to	3.50%
2018	1,360	$9.30	to	$10.25	$13,192	0.70%	—%	to	3.40%	(1.79)%	to	0.86%
2017³	351	$9.50	to	$9.93	$3,447	—%	—%	to	3.40%	(0.96)%	to	(0.63)%
AZL DFA Multi-Strategy Fund
2020	42,292	$17.17	to	$21.86	$852,984	3.12%	1.00%	to	3.40%	6.99%	to	9.38%
2019	48,075	$16.04	to	$19.99	$892,959	1.05%	1.00%	to	3.40%	12.73%	to	15.25%
2018	54,537	$14.22	to	$17.34	$885,699	1.16%	1.00%	to	3.40%	(9.02)%	to	(6.98)%
2017	62,328	$15.63	to	$18.64	$1,097,107	0.76%	1.00%	to	3.40%	8.99%	to	11.41%
2016	68,080	$14.33	to	$16.78	$1,083,839	—%	1.00%	to	3.40%	5.72%	to	8.08%
AZL Enhanced Bond Index Fund
2020	2,067	$11.85	to	$13.07	$26,081	2.36%	1.15%	to	2.05%	5.40%	to	6.31%
2019	2,250	$11.25	to	$12.30	$26,772	2.59%	1.15%	to	2.05%	6.23%	to	7.15%
2018	2,156	$10.59	to	$11.48	$24,013	2.16%	1.15%	to	2.05%	(2.56)%	to	(1.72)%
2017	1,986	$10.86	to	$11.68	$22,581	0.87%	1.15%	to	2.05%	0.97%	to	1.84%
2016	2,189	$10.72	to	$11.47	$24,543	2.23%	1.15%	to	2.05%	0.21%	to	1.12%
AZL Fidelity Institutional Asset Management Multi-Strategy Fund
2020	15,871	$15.45	to	$24.32	$290,007	2.49%	0.30%	to	3.40%	9.72%	to	13.13%
2019	17,127	$14.07	to	$22.13	$281,339	2.37%	0.30%	to	3.40%	13.41%	to	16.92%
2018	19,593	$12.40	to	$19.48	$279,543	2.24%	0.30%	to	3.40%	(5.22)%	to	(2.32)%
2017	22,719	$13.08	to	$20.54	$337,012	—%	0.30%	to	3.40%	7.52%	to	10.78%
2016	26,102	$12.17	to	$19.08	$354,464	1.44%	0.30%	to	3.40%	3.06%	to	6.20%
AZL Fidelity Institutional Asset Management Total Bond Fund Class 1
2020	1,976	$11.12	to	$11.50	$20,327	3.63%	1.40%	to	2.20%	6.74%	to	7.60%
2019	2,148	$10.42	to	$10.69	$20,543	3.36%	1.40%	to	2.20%	8.16%	to	9.03%
2018	2,200	$9.63	to	$9.80	$19,278	3.14%	1.40%	to	2.20%	(3.17)%	to	(2.39)%
2017	2,396	$9.95	to	$10.04	$21,481	2.45%	1.40%	to	2.20%	2.28%	to	3.10%
2016¹	2,654	$9.72	to	$9.74	$23,265	—%	1.40%	to	2.20%	(2.76)%	to	(2.59)%
AZL Fidelity Institutional Asset Management Total Bond Fund Class 2
2020	13,699	$10.14	to	$13.41	$157,259	3.24%	—%	to	3.40%	5.25%	to	8.84%
2019	15,038	$9.63	to	$12.32	$161,773	2.94%	—%	to	3.40%	6.65%	to	10.28%
2018	16,774	$9.03	to	$11.17	$166,707	2.77%	—%	to	3.40%	(4.53)%	to	(1.25)%
2017	18,913	$9.49	to	$11.32	$193,945	2.32%	—%	to	3.40%	0.90%	to	4.27%
2016	21,214	$9.38	to	$10.85	$212,292	2.20%	—%	to	3.40%	(3.08)%	to	5.19%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
AZL Gateway Fund
2020	5,110	$11.47	to	$16.24	$68,305	1.06%	—%	to	3.40%	3.81%	to	7.30%
2019	5,468	$11.16	to	$15.13	$69,198	0.97%	—%	to	3.40%	7.23%	to	10.82%
2018	5,770	$10.39	to	$13.65	$67,026	1.23%	—%	to	3.40%	(7.76)%	to	(4.65)%
2017	6,358	$11.20	to	$14.32	$79,227	0.99%	—%	to	3.40%	6.02%	to	9.46%
2016	7,150	$10.60	to	$13.08	$82,553	1.94%	—%	to	3.40%	1.59%	to	4.84%
AZL Government Money Market Fund
2020	57,985	$6.43	to	$13.10	$585,305	0.18%	—%	to	3.40%	(3.11)%	to	0.21%
2019	47,890	$6.63	to	$13.07	$466,646	1.37%	—%	to	3.40%	(1.90)%	to	1.39%
2018	46,559	$6.76	to	$12.89	$430,314	1.00%	—%	to	3.40%	(2.28)%	to	1.01%
2017	50,262	$6.91	to	$12.76	$463,873	0.04%	—%	to	3.40%	(3.19)%	to	0.05%
2016	65,690	$7.42	to	$12.76	$618,130	—%	—%	to	3.40%	(3.14)%	to	0.01%
AZL International Index Fund Class 1
2020	7,160	$12.69	to	$13.55	$95,192	5.00%	1.15%	to	2.70%	4.79%	to	6.43%
2019	8,028	$12.11	to	$12.73	$100,779	3.66%	1.15%	to	2.70%	18.43%	to	20.28%
2018	8,927	$10.23	to	$10.59	$93,602	3.99%	1.15%	to	2.70%	(16.11)%	to	(14.79)%
2017	10,154	$12.19	to	$12.43	$125,461	1.31%	1.15%	to	2.70%	21.80%	to	23.69%
2016¹	11,655	$10.01	to	$10.04	$117,030	—%	1.15%	to	2.70%	0.12%	to	0.45%
AZL International Index Fund Class 2
2020	31,392	$11.76	to	$19.74	$410,582	3.13%	—%	to	3.40%	3.85%	to	7.40%
2019	35,569	$11.31	to	$18.59	$442,769	2.26%	—%	to	3.40%	17.44%	to	21.44%
2018	40,672	$9.63	to	$15.49	$426,442	2.60%	—%	to	3.40%	(16.89)%	to	(14.04)%
2017	46,614	$11.58	to	$18.23	$581,653	0.90%	—%	to	3.40%	20.67%	to	24.77%
2016	52,352	$9.59	to	$14.78	$535,611	1.18%	—%	to	3.40%	(2.99)%	to	0.54%
AZL MetWest Total Return Bond Fund
2020	3,083	$11.03	to	$11.62	$35,007	2.72%	1.15%	to	2.05%	6.42%	to	7.34%
2019	2,669	$10.36	to	$10.83	$28,365	2.53%	1.15%	to	2.05%	6.34%	to	7.26%
2018	2,684	$9.74	to	$10.09	$26,688	1.96%	1.15%	to	2.05%	(2.20)%	to	(1.35)%
2017	2,452	$9.96	to	$10.23	$24,822	1.58%	1.15%	to	2.05%	1.10%	to	1.97%
2016	2,313	$9.84	to	$10.03	$23,040	1.26%	1.15%	to	2.05%	0.23%	to	1.14%
AZL Mid Cap Index Fund Class 1
2020	3,835	$14.78	to	$15.32	$47,856	3.95%	1.15%	to	2.55%	12.31%	to	13.28%
2019	4,205	$13.16	to	$13.53	$46,374	3.04%	1.15%	to	2.55%	22.74%	to	23.79%
2018	4,621	$10.72	to	$10.98	$41,617	2.38%	1.15%	to	2.55%	(12.95)%	to	(12.03)%
2017	5,029	$12.32	to	$12.48	$51,831	1.00%	1.15%	to	2.55%	13.56%	to	14.76%
2016¹	5,539	$10.85	to	$10.87	$50,249	—%	1.15%	to	2.55%	8.49%	to	8.73%
AZL Mid Cap Index Fund Class 2
2020	16,929	$21.89	to	$39.34	$416,121	1.17%	—%	to	3.40%	10.75%	to	14.53%
2019	20,304	$19.72	to	$34.75	$446,410	1.03%	—%	to	3.40%	21.15%	to	25.28%
2018	23,184	$16.25	to	$28.06	$415,541	0.88%	—%	to	3.40%	(14.28)%	to	(11.35)%
2017	27,603	$18.92	to	$32.02	$569,909	0.46%	—%	to	3.40%	12.05%	to	15.85%
2016	31,869	$16.85	to	$27.96	$579,168	0.66%	—%	to	3.40%	8.37%	to	19.52%
AZL Moderate Index Strategy Fund
2020	25,225	$18.51	to	$30.53	$576,533	1.97%	0.30%	to	3.40%	9.11%	to	12.50%
2019	27,963	$16.96	to	$27.14	$578,003	2.34%	0.30%	to	3.40%	15.39%	to	18.97%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
2018	31,485	$14.69	to	$22.81	$557,352	0.96%	0.30%	to	3.40%	(8.31)%	to	(5.46)%
2017	36,691	$16.01	to	$24.13	$699,846	2.10%	0.30%	to	3.40%	9.58%	to	12.96%
2016	39,563	$14.61	to	$21.36	$679,183	1.89%	0.30%	to	3.40%	5.27%	to	8.58%
AZL MSCI Emerging Markets Equity Index Class 1
2020	1,380	$13.79	to	$15.38	$16,447	3.65%	1.40%	to	2.20%	14.70%	to	15.63%
2019	1,622	$12.02	to	$13.30	$16,781	1.92%	1.40%	to	2.20%	14.99%	to	15.92%
2018	1,795	$10.45	to	$11.48	$16,002	1.89%	1.40%	to	2.20%	(17.16)%	to	(16.49)%
2017	1,986	$12.62	to	$13.74	$21,422	0.55%	1.40%	to	2.20%	34.00%	to	35.07%
2016	2,210	$9.42	to	$10.17	$17,737	0.89%	1.40%	to	2.20%	7.81%	to	8.68%
AZL MSCI Emerging Markets Equity Index Class 2
2020	7,801	$11.05	to	$18.01	$102,936	3.35%	—%	to	3.40%	13.05%	to	16.92%
2019	9,099	$9.71	to	$15.41	$105,083	1.64%	—%	to	3.40%	13.32%	to	17.18%
2018	10,178	$8.51	to	$13.15	$102,415	1.63%	—%	to	3.40%	(18.26)%	to	(15.46)%
2017	11,659	$10.34	to	$15.55	$142,017	0.40%	—%	to	3.40%	32.14%	to	36.63%
2016	12,851	$7.78	to	$11.38	$116,793	0.59%	—%	to	3.40%	6.32%	to	9.89%
AZL MSCI Global Equity Index Fund
2020	216	$19.13	to	$23.49	$4,531	0.80%	0.30%	to	2.05%	13.07%	to	15.01%
2019	296	$16.92	to	$20.42	$5,452	1.48%	0.30%	to	2.05%	24.73%	to	26.87%
2018	437	$13.57	to	$16.10	$6,337	2.12%	0.30%	to	2.05%	(10.75)%	to	(9.21)%
2017	420	$15.20	to	$17.73	$6,770	2.14%	0.30%	to	2.05%	19.77%	to	21.81%
2016	163	$12.69	to	$14.56	$2,190	2.77%	0.30%	to	2.05%	(2.89)%	to	(1.23)%
AZL MVP Balanced Index Strategy Fund
2020	17,451	$13.64	to	$18.18	$278,234	1.98%	—%	to	3.40%	2.63%	to	5.98%
2019	18,953	$13.29	to	$17.15	$289,123	2.08%	—%	to	3.40%	13.23%	to	16.92%
2018	19,962	$11.73	to	$14.67	$264,376	0.81%	—%	to	3.40%	(7.47)%	to	(4.44)%
2017	20,095	$12.68	to	$15.35	$282,458	1.87%	—%	to	3.40%	5.35%	to	11.40%
2016	21,128	$11.67	to	$13.78	$270,065	2.20%	—%	to	3.40%	3.10%	to	6.61%
AZL MVP DFA Multi-Strategy Fund
2020	6,703	$11.69	to	$12.31	$81,082	2.93%	1.15%	to	2.05%	1.66%	to	2.59%
2019	7,288	$11.50	to	$12.00	$86,188	0.93%	1.15%	to	2.05%	13.46%	to	14.49%
2018	7,624	$10.14	to	$10.48	$79,000	0.77%	1.15%	to	2.05%	(8.14)%	to	(7.30)%
2017	6,487	$11.04	to	$11.31	$72,747	0.42%	1.15%	to	2.05%	10.27%	to	11.27%
2016	4,940	$10.01	to	$10.16	$49,944	—%	1.15%	to	2.05%	6.84%	to	7.81%
AZL MVP Fidelity Institutional Asset Management Multi-Strategy Fund
2020	15,271	$13.85	to	$14.92	$221,761	2.69%	1.15%	to	2.05%	5.04%	to	5.94%
2019	16,844	$13.18	to	$14.08	$231,613	3.95%	1.15%	to	2.05%	13.94%	to	14.92%
2018	18,055	$11.57	to	$12.25	$216,696	3.27%	1.15%	to	2.05%	(4.08)%	to	(3.25)%
2017	19,489	$12.06	to	$12.66	$242,510	1.32%	1.15%	to	2.05%	8.74%	to	9.67%
2016	22,392	$11.09	to	$11.55	$254,860	3.98%	1.15%	to	2.05%	(1.18)%	to	(0.33)%
AZL MVP Fusion Dynamic Balanced Fund
2020	45,695	$13.08	to	$20.94	$751,880	2.39%	0.30%	to	3.40%	0.36%	to	3.47%
2019	52,096	$13.03	to	$20.24	$841,576	2.50%	0.30%	to	3.40%	11.95%	to	15.41%
2018	58,795	$11.63	to	$17.53	$836,480	1.22%	0.30%	to	3.40%	(8.53)%	to	(5.69)%
2017	65,536	$12.71	to	$18.59	$1,004,139	1.67%	0.30%	to	3.40%	8.54%	to	11.89%
2016	72,168	$11.70	to	$16.62	$1,003,300	2.28%	0.30%	to	3.40%	2.38%	to	5.61%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
AZL MVP Fusion Dynamic Conservative Fund
2020	14,119	$13.08	to	$18.11	$218,170	2.27%	0.30%	to	3.40%	1.48%	to	4.47%
2019	15,217	$12.89	to	$17.33	$228,175	2.42%	0.30%	to	3.40%	9.96%	to	13.20%
2018	16,017	$11.72	to	$15.31	$214,900	1.34%	0.30%	to	3.40%	(6.80)%	to	(4.04)%
2017	17,254	$12.57	to	$15.96	$244,361	1.80%	0.30%	to	3.40%	5.87%	to	8.98%
2016	19,076	$11.88	to	$14.64	$251,287	2.31%	0.30%	to	3.40%	2.00%	to	5.00%
AZL MVP Fusion Dynamic Moderate Fund
2020	101,488	$13.12	to	$21.00	$1,688,704	2.17%	0.30%	to	3.40%	1.08%	to	4.22%
2019	111,981	$12.97	to	$20.15	$1,815,251	2.51%	0.30%	to	3.40%	13.44%	to	16.96%
2018	123,837	$11.43	to	$17.23	$1,742,029	1.12%	0.30%	to	3.40%	(9.56)%	to	(6.74)%
2017	138,054	$12.63	to	$18.48	$2,113,272	1.56%	0.30%	to	3.40%	10.24%	to	13.64%
2016	153,140	$11.45	to	$16.26	$2,093,581	2.15%	0.30%	to	3.40%	1.22%	to	4.41%
AZL MVP Global Balanced Index Strategy Fund
2020	43,019	$13.85	to	$15.02	$628,373	9.13%	1.15%	to	2.05%	5.61%	to	6.58%
2019	48,772	$13.11	to	$14.09	$670,508	1.72%	1.15%	to	2.05%	13.84%	to	14.88%
2018	53,792	$11.52	to	$12.27	$645,646	1.45%	1.15%	to	2.05%	(7.70)%	to	(6.85)%
2017	56,999	$12.48	to	$13.17	$736,643	0.38%	1.15%	to	2.05%	9.19%	to	10.18%
2016	61,247	$11.43	to	$11.95	$720,554	2.65%	1.15%	to	2.05%	1.33%	to	2.26%
AZL MVP Growth Index Strategy Fund
2020	126,639	$15.33	to	$20.71	$2,254,083	1.86%	—%	to	3.40%	1.27%	to	4.73%
2019	138,335	$15.14	to	$19.78	$2,390,898	2.16%	—%	to	3.40%	16.55%	to	20.52%
2018	148,195	$12.99	to	$16.41	$2,160,089	0.82%	—%	to	3.40%	(9.55)%	to	(6.45)%
2017	149,425	$14.36	to	$17.54	$2,365,878	1.15%	—%	to	3.40%	7.96%	to	15.96%
2016	145,096	$12.81	to	$15.13	$2,013,691	1.98%	—%	to	3.40%	3.24%	to	6.80%
AZL MVP Moderate Index Strategy Fund
2020	26,364	$16.82	to	$18.24	$467,774	1.87%	1.15%	to	2.05%	4.27%	to	5.23%
2019	27,930	$16.13	to	$17.33	$472,411	2.13%	1.15%	to	2.05%	16.23%	to	17.29%
2018	29,910	$13.87	to	$14.78	$432,622	0.86%	1.15%	to	2.05%	(7.19)%	to	(6.34)%
2017	31,560	$14.95	to	$15.78	$488,774	1.67%	1.15%	to	2.05%	10.92%	to	11.93%
2016	33,159	$13.48	to	$14.10	$460,143	2.21%	1.15%	to	2.05%	3.30%	to	4.24%
AZL MVP T. Rowe Price Capital Appreciation Plus Fund
2020	72,009	$15.91	to	$16.95	$1,192,293	2.83%	1.15%	to	2.05%	5.82%	to	6.79%
2019	74,088	$15.03	to	$15.87	$1,152,403	1.84%	1.15%	to	2.05%	18.93%	to	20.01%
2018	73,504	$12.64	to	$13.22	$955,798	0.98%	1.15%	to	2.05%	(3.68)%	to	(2.80)%
2017	72,712	$13.12	to	$13.60	$975,914	1.24%	1.15%	to	2.05%	11.90%	to	12.92%
2016	67,646	$11.73	to	$12.05	$806,706	1.56%	1.15%	to	2.05%	5.44%	to	6.40%
AZL Russell 1000 Growth Index Fund Class 1
2020	3,828	$22.38	to	$23.20	$65,837	1.15%	1.15%	to	2.55%	36.00%	to	37.17%
2019	4,219	$16.46	to	$16.91	$53,537	1.39%	1.15%	to	2.55%	32.58%	to	33.71%
2018	4,695	$12.41	to	$12.71	$45,307	1.58%	1.15%	to	2.55%	(4.01)%	to	(2.99)%
2017	5,141	$12.93	to	$13.10	$51,623	0.39%	1.15%	to	2.55%	26.39%	to	27.72%
2016¹	5,752	$10.23	to	$10.25	$45,595	—%	1.15%	to	2.55%	2.32%	to	2.55%
AZL Russell 1000 Growth Index Fund Class 2
2020	17,486	$32.63	to	$52.11	$670,828	0.56%	—%	to	3.40%	34.01%	to	38.58%
2019	21,752	$24.35	to	$37.61	$617,780	0.75%	—%	to	3.40%	30.82%	to	35.28%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
2018	25,179	$18.61	to	$27.80	$540,363	0.89%	—%	to	3.40%	(5.38)%	to	(2.14)%
2017	30,052	$19.67	to	$28.41	$674,397	0.26%	—%	to	3.40%	24.65%	to	28.89%
2016	34,351	$15.78	to	$22.04	$614,437	0.12%	—%	to	3.40%	2.04%	to	6.43%
AZL Russell 1000 Value Index Fund Class 1
2020	11,271	$12.88	to	$13.75	$132,301	3.03%	1.15%	to	2.70%	(0.48)%	to	1.08%
2019	12,877	$12.94	to	$13.61	$150,207	2.93%	1.15%	to	2.70%	22.77%	to	24.69%
2018	14,383	$10.54	to	$10.91	$135,319	2.75%	1.15%	to	2.70%	(10.95)%	to	(9.55)%
2017	16,153	$11.84	to	$12.06	$169,571	0.88%	1.15%	to	2.70%	10.36%	to	12.08%
2016¹	18,456	$10.73	to	$10.76	$170,485	—%	1.15%	to	2.70%	7.28%	to	7.64%
AZL Russell 1000 Value Index Fund Class 2
2020	19,013	$17.32	to	$28.21	$383,626	1.99%	—%	to	3.40%	(1.36)%	to	2.01%
2019	21,683	$17.56	to	$27.65	$439,080	1.93%	—%	to	3.40%	21.72%	to	25.86%
2018	24,316	$14.43	to	$21.97	$398,225	1.85%	—%	to	3.40%	(11.74)%	to	(8.72)%
2017	28,948	$16.35	to	$24.07	$530,578	0.66%	—%	to	3.40%	9.30%	to	13.02%
2016	32,904	$14.89	to	$21.30	$546,356	0.19%	—%	to	3.40%	7.03%	to	16.15%
AZL S&P 500 Index Fund
2020	38,580	$19.68	to	$32.04	$911,458	1.68%	—%	to	3.40%	11.39%	to	17.15%
2019	42,064	$17.08	to	$27.35	$864,709	1.52%	0.30%	to	3.40%	26.58%	to	30.50%
2018	48,216	$13.30	to	$20.96	$771,527	1.52%	0.30%	to	3.40%	(7.99)%	to	(5.13)%
2017	57,352	$14.26	to	$22.09	$985,017	0.92%	0.30%	to	3.40%	17.37%	to	21.00%
2016	66,003	$11.98	to	$18.26	$952,218	1.53%	0.30%	to	3.40%	4.83%	to	11.12%
AZL Small Cap Stock Index Fund Class 1
2020	3,021	$14.27	to	$15.20	$42,048	1.93%	1.15%	to	2.70%	8.07%	to	9.70%
2019	3,382	$13.21	to	$13.86	$43,271	1.58%	1.15%	to	2.70%	19.21%	to	21.02%
2018	3,788	$11.08	to	$11.45	$40,530	1.39%	1.15%	to	2.70%	(10.99)%	to	(9.64)%
2017	4,369	$12.45	to	$12.67	$52,401	0.67%	1.15%	to	2.70%	9.99%	to	11.65%
2016¹	4,946	$11.31	to	$11.35	$53,646	—%	1.15%	to	2.70%	13.16%	to	13.52%
AZL Small Cap Stock Index Fund Class 2
2020	19,900	$18.98	to	$29.82	$443,512	1.12%	—%	to	3.40%	7.05%	to	10.71%
2019	22,355	$17.72	to	$26.93	$459,446	0.92%	—%	to	3.40%	18.17%	to	22.19%
2018	24,867	$14.99	to	$22.04	$425,568	0.85%	—%	to	3.40%	(11.95)%	to	(8.93)%
2017	29,215	$17.02	to	$24.20	$562,093	0.48%	—%	to	3.40%	9.04%	to	12.74%
2016	33,643	$15.60	to	$21.46	$586,193	0.75%	—%	to	3.40%	13.03%	to	25.71%
AZL T. Rowe Price Capital Appreciation Fund
2020	24,624	$20.61	to	$36.63	$610,525	1.38%	0.30%	to	3.40%	13.60%	to	17.13%
2019	26,701	$18.13	to	$31.28	$580,071	2.08%	0.30%	to	3.40%	20.28%	to	24.01%
2018	28,493	$15.07	to	$25.22	$508,467	0.91%	0.30%	to	3.40%	(2.95)%	to	0.07%
2017	31,456	$15.52	to	$25.20	$574,307	1.33%	0.30%	to	3.40%	11.26%	to	14.70%
2016	31,990	$13.94	to	$21.97	$524,502	0.73%	0.30%	to	3.40%	4.29%	to	7.52%
BlackRock Equity Dividend V.I. Fund
2020	45	$25.82	to	$25.82	$1,170	1.92%	0.30%	to	0.30%	3.26%	to	3.26%
2019	58	$25.00	to	$25.00	$1,440	1.73%	0.30%	to	0.30%	27.08%	to	27.08%
2018	70	$19.67	to	$19.67	$1,369	1.87%	0.30%	to	0.30%	(7.69)%	to	(7.69)%
2017	49	$21.31	to	$21.31	$1,044	1.51%	0.30%	to	0.30%	16.14%	to	16.14%
2016	64	$18.35	to	$18.35	$1,173	1.62%	0.30%	to	0.30%	15.71%	to	15.71%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
BlackRock Global Allocation V.I. Fund
2020	70,620	$13.25	to	$32.31	$1,127,675	1.22%	—%	to	3.40%	16.72%	to	20.71%
2019	83,597	$11.34	to	$27.64	$1,126,831	1.21%	—%	to	3.40%	13.88%	to	17.75%
2018	97,309	$9.96	to	$24.23	$1,135,560	0.81%	—%	to	3.40%	(10.64)%	to	(7.58)%
2017	112,552	$11.13	to	$27.08	$1,448,787	1.23%	—%	to	3.40%	9.97%	to	13.71%
2016	128,496	$10.12	to	$24.59	$1,481,681	1.18%	—%	to	3.40%	0.38%	to	3.80%
BNY Mellon VIF Appreciation Portfolio
2020	2	$37.95	to	$37.95	$62	0.55%	0.30%	to	0.30%	23.01%	to	23.01%
2019	2	$30.85	to	$30.85	$50	0.95%	0.30%	to	0.30%	35.37%	to	35.37%
2018	2	$22.79	to	$22.79	$55	0.95%	0.30%	to	0.30%	(7.38)%	to	(7.38)%
2017	4	$24.60	to	$24.60	$91	1.09%	0.30%	to	0.30%	26.63%	to	26.63%
2016	5	$19.43	to	$19.43	$99	1.31%	0.30%	to	0.30%	7.31%	to	7.31%
ClearBridge Variable Aggressive Growth Portfolio
2020	41	$31.25	to	$31.25	$1,275	0.59%	0.30%	to	0.30%	17.38%	to	17.38%
2019	44	$26.62	to	$26.62	$1,170	0.71%	0.30%	to	0.30%	24.37%	to	24.37%
2018	56	$21.41	to	$21.41	$1,200	0.38%	0.30%	to	0.30%	(8.84)%	to	(8.84)%
2017	55	$23.48	to	$23.48	$1,282	0.24%	0.30%	to	0.30%	15.64%	to	15.64%
2016	71	$20.31	to	$20.31	$1,445	0.38%	0.30%	to	0.30%	0.63%	to	0.63%
Columbia Variable Portfolio – Seligman Global Technology Fund
2020	36	$37.26	to	$42.69	$1,446	—%	1.15%	to	2.55%	43.21%	to	44.15%
2019	41	$26.02	to	$29.62	$1,144	—%	1.15%	to	2.55%	52.16%	to	53.15%
2018	47	$17.10	to	$19.34	$872	—%	1.15%	to	2.55%	(10.02)%	to	(9.43)%
2017	52	$19.00	to	$21.35	$1,060	—%	1.15%	to	2.55%	32.48%	to	33.34%
2016	61	$14.35	to	$16.01	$930	—%	1.15%	to	2.55%	16.96%	to	17.73%
Davis VA Financial Portfolio
2020	1,725	$14.46	to	$28.34	$39,297	1.50%	1.00%	to	3.40%	(9.09)%	to	(7.07)%
2019	1,894	$15.90	to	$30.50	$47,060	1.51%	1.00%	to	3.40%	21.71%	to	24.42%
2018	2,098	$13.06	to	$24.51	$42,277	1.15%	1.00%	to	3.40%	(13.63)%	to	(11.70)%
2017	2,478	$15.11	to	$27.76	$57,372	0.73%	1.00%	to	3.40%	17.49%	to	20.03%
2016	2,659	$12.86	to	$23.13	$51,650	0.97%	1.00%	to	3.40%	10.54%	to	12.94%
Davis VA Real Estate Portfolio
2020	5	$39.86	to	$44.25	$206	2.00%	1.15%	to	2.55%	(9.82)%	to	(9.36)%
2019	6	$44.19	to	$48.82	$266	0.98%	1.15%	to	2.55%	23.38%	to	24.00%
2018	7	$35.82	to	$39.38	$260	2.68%	1.15%	to	2.55%	(6.62)%	to	(6.15)%
2017	8	$38.36	to	$41.95	$324	1.19%	1.15%	to	2.55%	6.22%	to	6.75%
2016	10	$35.21	to	$39.30	$375	1.66%	1.15%	to	2.55%	7.47%	to	8.17%
Eaton Vance VT Floating-Rate Income Fund
2020	64	$17.99	to	$17.99	$1,148	3.37%	0.30%	to	0.30%	1.69%	to	1.69%
2019	101	$17.69	to	$17.69	$1,778	4.40%	0.30%	to	0.30%	6.77%	to	6.77%
2018	462	$16.57	to	$16.57	$7,662	3.84%	0.30%	to	0.30%	(0.38)%	to	(0.38)%
2017	346	$16.63	to	$16.63	$5,748	3.26%	0.30%	to	0.30%	3.12%	to	3.12%
2016	327	$16.13	to	$16.13	$5,276	3.49%	0.30%	to	0.30%	8.63%	to	8.63%
Fidelity VIP Emerging Markets Portfolio
2020	262	$17.39	to	$17.39	$4,563	0.77%	0.30%	to	0.30%	30.48%	to	30.48%
2019	408	$13.32	to	$13.32	$5,435	1.44%	0.30%	to	0.30%	28.81%	to	28.81%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
2018	419	$10.34	to	$10.34	$4,333	0.64%	0.30%	to	0.30%	(18.41)%	to	(18.41)%
2017	217	$12.68	to	$12.68	$2,755	0.57%	0.30%	to	0.30%	46.61%	to	46.61%
2016	144	$8.65	to	$8.65	$1,244	0.12%	0.30%	to	0.30%	2.64%	to	2.64%
Fidelity VIP FundsManager 50% Portfolio
2020	1,184	$14.35	to	$19.71	$21,338	0.98%	1.15%	to	3.40%	10.18%	to	12.59%
2019	1,394	$13.03	to	$17.51	$22,443	1.50%	1.15%	to	3.40%	13.87%	to	16.35%
2018	1,673	$11.81	to	$15.05	$23,202	1.19%	1.15%	to	3.40%	(8.23)%	to	(6.46)%
2017	2,008	$12.79	to	$16.08	$29,900	1.00%	1.15%	to	3.40%	10.77%	to	12.95%
2016	2,080	$11.49	to	$14.24	$27,736	1.11%	1.15%	to	3.40%	0.85%	to	2.89%
Fidelity VIP FundsManager 60% Portfolio
2020	4,747	$14.57	to	$19.43	$83,695	0.91%	1.15%	to	3.40%	11.18%	to	13.61%
2019	5,418	$13.10	to	$17.10	$84,768	1.31%	1.15%	to	3.40%	16.35%	to	18.88%
2018	6,504	$11.26	to	$14.39	$86,245	1.03%	1.15%	to	3.40%	(9.56)%	to	(7.58)%
2017	7,723	$12.45	to	$15.57	$111,536	0.95%	1.15%	to	3.40%	12.98%	to	15.44%
2016	7,539	$11.02	to	$13.48	$95,645	1.10%	1.15%	to	3.40%	1.25%	to	3.46%
Fidelity VIP Mid Cap Portfolio
2020	8	$77.74	to	$77.74	$611	0.42%	0.30%	to	0.30%	17.51%	to	17.51%
2019	7	$66.15	to	$66.15	$482	0.63%	0.30%	to	0.30%	22.80%	to	22.80%
2018	10	$53.87	to	$53.87	$515	0.66%	0.30%	to	0.30%	(15.03)%	to	(15.03)%
2017	66	$63.40	to	$63.40	$4,154	0.49%	0.30%	to	0.30%	20.18%	to	20.18%
2016	41	$52.75	to	$52.75	$2,151	0.84%	0.30%	to	0.30%	11.59%	to	11.59%
Fidelity VIP Strategic Income Portfolio
2020	87	$23.79	to	$23.79	$2,076	3.54%	0.30%	to	0.30%	6.84%	to	6.84%
2019	82	$22.27	to	$22.27	$1,824	3.04%	0.30%	to	0.30%	10.32%	to	10.32%
2018	99	$20.19	to	$20.19	$2,007	3.83%	0.30%	to	0.30%	(3.12)%	to	(3.12)%
2017	85	$20.83	to	$20.83	$1,772	3.03%	0.30%	to	0.30%	7.22%	to	7.22%
2016	85	$19.43	to	$19.43	$1,651	4.04%	0.30%	to	0.30%	7.69%	to	7.69%
Franklin Allocation VIP Fund
2020	7,004	$11.42	to	$18.13	$91,318	1.47%	0.30%	to	3.40%	8.05%	to	11.41%
2019	7,880	$10.56	to	$16.27	$94,216	3.54%	0.30%	to	3.40%	15.91%	to	19.50%
2018	8,691	$9.11	to	$13.62	$88,663	3.06%	0.30%	to	3.40%	(12.64)%	to	(9.92)%
2017	9,965	$10.42	to	$15.12	$115,400	2.70%	0.30%	to	3.40%	8.30%	to	11.64%
2016	11,344	$9.61	to	$13.54	$120,137	3.92%	0.30%	to	3.40%	9.40%	to	12.84%
Franklin Income VIP Fund
2020	14,395	$41.07	to	$107.46	$938,004	5.90%	0.30%	to	3.40%	(2.63)%	to	0.39%
2019	16,166	$42.18	to	$107.04	$1,065,730	5.37%	0.30%	to	3.40%	12.23%	to	15.71%
2018	18,039	$37.59	to	$92.51	$1,037,495	4.84%	0.30%	to	3.40%	(7.47)%	to	(4.59)%
2017	20,956	$40.62	to	$96.96	$1,288,820	4.19%	0.30%	to	3.40%	6.07%	to	9.34%
2016	22,898	$38.30	to	$88.68	$1,292,378	4.98%	0.30%	to	3.40%	10.27%	to	13.68%
Franklin Mutual Shares VIP Fund
2020	11,027	$22.03	to	$45.31	$296,587	2.83%	0.30%	to	3.40%	(8.18)%	to	(5.33)%
2019	12,376	$23.98	to	$47.86	$360,673	1.82%	0.30%	to	3.40%	18.53%	to	22.20%
2018	14,006	$20.22	to	$39.16	$338,348	2.36%	0.30%	to	3.40%	(12.08)%	to	(9.34)%
2017	16,656	$22.98	to	$43.20	$457,143	2.26%	0.30%	to	3.40%	4.79%	to	8.02%
2016	18,891	$21.92	to	$39.99	$487,498	2.01%	0.30%	to	3.40%	12.23%	to	15.71%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
Franklin Rising Dividends VIP Fund
2020	3,364	$70.29	to	$149.29	$218,720	1.35%	0.30%	to	2.70%	12.87%	to	15.62%
2019	3,768	$62.28	to	$129.12	$219,360	1.35%	0.30%	to	2.70%	25.79%	to	28.84%
2018	4,167	$49.51	to	$100.22	$194,815	1.35%	0.30%	to	2.70%	(7.62)%	to	(5.36)%
2017	4,755	$53.59	to	$105.89	$243,653	1.61%	0.30%	to	2.70%	17.35%	to	20.20%
2016	5,308	$45.66	to	$88.10	$233,739	1.49%	0.30%	to	2.70%	12.95%	to	15.69%
Franklin Strategic Income VIP Fund
2020	26	$27.48	to	$27.48	$701	5.00%	0.30%	to	0.30%	3.12%	to	3.12%
2019	27	$26.64	to	$26.64	$724	5.20%	0.30%	to	0.30%	7.73%	to	7.73%
2018	34	$24.73	to	$24.73	$832	2.73%	0.30%	to	0.30%	(2.43)%	to	(2.43)%
2017	38	$25.35	to	$25.35	$968	2.87%	0.30%	to	0.30%	4.25%	to	4.25%
2016	39	$24.32	to	$24.32	$958	3.61%	0.30%	to	0.30%	7.62%	to	7.62%
Franklin U.S. Government Securities VIP Fund
2020	6,556	$16.32	to	$47.40	$180,119	3.47%	—%	to	3.40%	0.40%	to	3.83%
2019	7,470	$16.26	to	$45.65	$200,585	2.93%	—%	to	3.40%	1.76%	to	5.23%
2018	8,497	$15.97	to	$43.38	$221,290	2.78%	—%	to	3.40%	(2.99)%	to	0.34%
2017	9,942	$16.47	to	$43.23	$262,563	2.68%	—%	to	3.40%	(1.99)%	to	1.34%
2016	11,754	$17.50	to	$42.66	$311,288	2.56%	—%	to	3.40%	(2.60)%	to	0.66%
Invesco Oppenheimer V.I. Global Strategic Income Fund
2020	81	$21.18	to	$32.54	$2,167	5.91%	1.15%	to	2.70%	0.64%	to	2.22%
2019	88	$21.04	to	$31.83	$2,303	3.84%	1.15%	to	2.70%	7.85%	to	9.54%
2018	96	$19.51	to	$29.06	$2,288	4.95%	1.15%	to	2.70%	(6.96)%	to	(5.50)%
2017	114	$20.97	to	$30.75	$2,903	2.27%	1.15%	to	2.70%	3.45%	to	5.06%
2016	149	$20.27	to	$29.27	$3,698	5.00%	1.15%	to	2.70%	3.69%	to	5.31%
Invesco Oppenheimer V.I. International Growth Fund
2020	39	$33.97	to	$33.97	$1,336	0.58%	0.30%	to	0.30%	20.68%	to	20.68%
2019	45	$28.15	to	$28.15	$1,281	0.83%	0.30%	to	0.30%	27.57%	to	27.57%
2018	78	$22.07	to	$22.07	$1,724	0.62%	0.30%	to	0.30%	(19.79)%	to	(19.79)%
2017	59	$27.51	to	$27.51	$1,632	1.12%	0.30%	to	0.30%	26.07%	to	26.07%
2016	60	$21.82	to	$21.82	$1,303	0.82%	0.30%	to	0.30%	(3.01)%	to	(3.01)%
Invesco V.I. American Value Fund
2020	10	$42.28	to	$42.28	$422	0.55%	0.30%	to	0.30%	0.55%	to	0.55%
2019	19	$42.04	to	$42.04	$780	0.38%	0.30%	to	0.30%	24.34%	to	24.34%
2018	15	$33.81	to	$33.81	$521	0.19%	0.30%	to	0.30%	(13.13)%	to	(13.13)%
2017	13	$38.92	to	$38.92	$522	0.60%	0.30%	to	0.30%	9.35%	to	9.35%
2016	18	$35.60	to	$35.60	$652	0.12%	0.30%	to	0.30%	14.87%	to	14.87%
Invesco V.I. Balanced-Risk Allocation Fund
2020	16	$24.46	to	$24.46	$394	7.83%	0.30%	to	0.30%	9.66%	to	9.66%
2019	17	$22.31	to	$22.31	$382	—%	0.30%	to	0.30%	14.54%	to	14.54%
2018	47	$19.47	to	$19.47	$924	1.30%	0.30%	to	0.30%	(6.99)%	to	(6.99)%
2017	48	$20.94	to	$20.94	$1,015	3.75%	0.30%	to	0.30%	9.50%	to	9.50%
2016	53	$19.12	to	$19.12	$1,017	0.20%	0.30%	to	0.30%	11.18%	to	11.18%
Ivy VIP Asset Strategy Portfolio
2020	11	$85.18	to	$85.18	$976	2.10%	0.30%	to	0.30%	13.54%	to	13.54%
2019	12	$75.02	to	$75.02	$878	2.08%	0.30%	to	0.30%	21.41%	to	21.41%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
2018	13	$61.79	to	$61.79	$830	1.79%	0.30%	to	0.30%	(5.72)%	to	(5.72)%
2017	14	$65.54	to	$65.54	$938	1.43%	0.30%	to	0.30%	17.92%	to	17.92%
2016	27	$55.58	to	$55.58	$1,484	0.58%	0.30%	to	0.30%	(2.86)%	to	(2.86)%
Ivy VIP Energy Portfolio
2020	8	$5.21	to	$5.21	$43	1.66%	0.30%	to	0.30%	(37.02)%	to	(37.02)%
2019	15	$8.27	to	$8.27	$128	—%	0.30%	to	0.30%	3.17%	to	3.17%
2018	37	$8.01	to	$8.01	$298	—%	0.30%	to	0.30%	(34.33)%	to	(34.33)%
2017	48	$12.20	to	$12.20	$588	0.94%	0.30%	to	0.30%	(12.90)%	to	(12.90)%
2016	43	$14.01	to	$14.01	$604	0.12%	0.30%	to	0.30%	34.15%	to	34.15%
Ivy VIP Growth Portfolio
2020	1	$384.73	to	$384.73	$506	—%	0.30%	to	0.30%	30.16%	to	30.16%
2019	1	$295.59	to	$295.59	$398	—%	0.30%	to	0.30%	36.18%	to	36.18%
2018	2	$217.07	to	$217.07	$403	0.03%	0.30%	to	0.30%	1.98%	to	1.98%
2017	1	$212.86	to	$212.86	$312	0.24%	0.30%	to	0.30%	28.95%	to	28.95%
2016	1	$165.07	to	$165.07	$244	0.02%	0.30%	to	0.30%	0.92%	to	0.92%
Ivy VIP Mid Cap Growth Portfolio
2020	12	$72.36	to	$72.36	$889	—%	0.30%	to	0.30%	48.55%	to	48.55%
2019	14	$48.71	to	$48.71	$698	—%	0.30%	to	0.30%	37.53%	to	37.53%
2018	12	$35.42	to	$35.42	$410	—%	0.30%	to	0.30%	(0.36)%	to	(0.36)%
2017	16	$35.54	to	$35.54	$553	—%	0.30%	to	0.30%	26.52%	to	26.52%
2016	16	$28.09	to	$28.09	$438	—%	0.30%	to	0.30%	5.80%	to	5.80%
Ivy VIP Natural Resources Portfolio
2020	6	$9.39	to	$9.39	$59	2.48%	0.30%	to	0.30%	(12.25)%	to	(12.25)%
2019	6	$10.70	to	$10.70	$60	1.02%	0.30%	to	0.30%	9.13%	to	9.13%
2018	6	$9.80	to	$9.80	$61	0.30%	0.30%	to	0.30%	(23.46)%	to	(23.46)%
2017	6	$12.81	to	$12.81	$74	0.12%	0.30%	to	0.30%	2.66%	to	2.66%
2016	9	$12.48	to	$12.48	$112	0.69%	0.30%	to	0.30%	23.44%	to	23.44%
Ivy VIP Science and Technology Portfolio
2020	4	$287.07	to	$287.07	$1,046	—%	0.30%	to	0.30%	34.95%	to	34.95%
2019	6	$212.72	to	$212.72	$1,303	—%	0.30%	to	0.30%	49.04%	to	49.04%
2018	9	$142.73	to	$142.73	$1,257	—%	0.30%	to	0.30%	(5.52)%	to	(5.52)%
2017	9	$151.07	to	$151.07	$1,434	—%	0.30%	to	0.30%	31.72%	to	31.72%
2016	11	$114.69	to	$114.69	$1,252	—%	0.30%	to	0.30%	1.24%	to	1.24%
JPMorgan Insurance Trust Core Bond Portfolio
2020	1,737	$9.14	to	$15.83	$25,385	1.83%	0.30%	to	2.05%	5.54%	to	7.36%
2019	1,592	$8.52	to	$14.87	$22,080	2.36%	0.30%	to	2.05%	5.73%	to	7.54%
2018	1,530	$7.92	to	$13.94	$19,933	2.22%	0.30%	to	2.05%	(2.21)%	to	(0.53)%
2017	1,336	$7.96	to	$14.14	$17,566	2.34%	0.30%	to	2.05%	1.26%	to	2.99%
2016	1,231	$7.73	to	$13.84	$15,949	2.59%	0.30%	to	2.05%	(0.18)%	to	1.53%
Lazard Retirement International Equity Portfolio
2020	12	$24.16	to	$24.16	$283	2.24%	0.30%	to	0.30%	7.91%	to	7.91%
2019	12	$22.39	to	$22.39	$260	0.34%	0.30%	to	0.30%	20.64%	to	20.64%
2018	12	$18.56	to	$18.56	$224	1.55%	0.30%	to	0.30%	(14.17)%	to	(14.17)%
2017	13	$21.62	to	$21.62	$271	2.33%	0.30%	to	0.30%	21.97%	to	21.97%
2016	14	$17.73	to	$17.73	$246	0.99%	0.30%	to	0.30%	(4.57)%	to	(4.57)%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
Lazard Retirement U.S. Small-Mid Cap Equity Portfolio
2020	9	$57.01	to	$57.01	$536.00	0.04%	0.30%	to	0.30%	6.47%	to	6.47%
2019	72	$53.55	to	$53.55	$3,860.00	—%	0.30%	to	0.30%	29.54%	to	29.54%
2018	71	$41.34	to	$41.34	$2,951.00	0.02%	0.30%	to	0.30%	(13.50)%	to	(13.50)%
2017	92	$47.79	to	$47.79	$4,402.00	0.40%	0.30%	to	0.30%	13.60%	to	13.60%
2016	61	$42.07	to	$42.07	$2,545.00	—%	0.30%	to	0.30%	15.44%	to	15.44%
MFS International Intrinsic Value Portfolio
2020	103	$25.30	to	$25.30	$2,598	0.77%	0.30%	to	0.30%	19.85%	to	19.85%
2019	113	$21.11	to	$21.11	$2,376	1.50%	0.30%	to	0.30%	25.28%	to	25.28%
2018	121	$16.85	to	$16.85	$2,035	0.94%	0.30%	to	0.30%	(10.00)%	to	(10.00)%
2017	119	$18.72	to	$18.72	$2,220	1.31%	0.30%	to	0.30%	26.44%	to	26.44%
2016	125	$14.81	to	$14.81	$1,857	1.14%	0.30%	to	0.30%	3.53%	to	3.53%
MFS VIT Total Return Bond Portfolio
2020	1,789	$18.03	to	$25.92	$36,398	3.24%	0.30%	to	2.05%	5.97%	to	7.85%
2019	1,832	$17.02	to	$24.03	$35,037	3.25%	0.30%	to	2.05%	7.69%	to	9.59%
2018	1,787	$15.95	to	$21.93	$31,518	3.12%	0.30%	to	2.05%	(3.29)%	to	(1.63)%
2017	1,510	$16.49	to	$22.29	$27,388	3.03%	0.30%	to	2.05%	2.13%	to	3.87%
2016	1,290	$16.15	to	$21.46	$22,887	3.93%	0.30%	to	2.05%	1.95%	to	3.70%
MFS VIT Utilities Portfolio
2020	3	$39.66	to	$39.66	$107	2.05%	0.30%	to	0.30%	5.30%	to	5.30%
2019	11	$37.66	to	$37.66	$431	4.87%	0.30%	to	0.30%	24.43%	to	24.43%
2018	3	$30.27	to	$30.27	$93	0.80%	0.30%	to	0.30%	0.51%	to	0.51%
2017	4	$30.11	to	$30.11	$124	3.61%	0.30%	to	0.30%	14.15%	to	14.15%
2016	7	$26.38	to	$26.38	$194	4.84%	0.30%	to	0.30%	10.90%	to	10.90%
PIMCO VIT All Asset Portfolio
2020	15,537	$14.33	to	$23.64	$288,825	5.00%	0.30%	to	3.40%	4.44%	to	7.69%
2019	17,569	$13.71	to	$21.95	$308,198	2.91%	0.30%	to	3.40%	8.21%	to	11.56%
2018	19,782	$12.67	to	$19.68	$315,960	3.12%	0.30%	to	3.40%	(8.54)%	to	(5.69)%
2017	22,983	$13.84	to	$20.87	$395,072	4.59%	0.30%	to	3.40%	9.81%	to	13.20%
2016	25,488	$12.60	to	$18.43	$392,444	2.62%	0.30%	to	3.40%	9.21%	to	12.59%
PIMCO VIT Balanced Allocation Portfolio
2020	5,811	$12.40	to	$13.41	$75,819	0.98%	1.15%	to	2.05%	8.86%	to	9.85%
2019	6,660	$11.39	to	$12.21	$79,383	2.15%	1.15%	to	2.05%	16.59%	to	17.65%
2018	7,323	$9.77	to	$10.38	$74,432	1.29%	1.15%	to	2.05%	(7.51)%	to	(6.67)%
2017	8,045	$10.56	to	$11.12	$87,877	0.71%	1.15%	to	2.05%	12.16%	to	13.18%
2016	8,764	$9.42	to	$9.82	$84,834	0.76%	1.15%	to	2.05%	0.85%	to	1.77%
PIMCO VIT CommodityRealReturn Strategy Portfolio
2020	7,179	$4.51	to	$7.57	$38,457	6.52%	—%	to	3.40%	(2.00)%	to	1.35%
2019	7,681	$4.60	to	$7.47	$41,546	4.47%	—%	to	3.40%	7.76%	to	11.43%
2018	8,058	$4.27	to	$6.71	$39,993	2.09%	—%	to	3.40%	(16.98)%	to	(14.13)%
2017	9,380	$5.14	to	$7.81	$55,600	11.25%	—%	to	3.40%	(1.20)%	to	2.15%
2016	10,042	$5.20	to	$7.64	$59,609	1.10%	—%	to	3.40%	11.36%	to	15.16%
PIMCO VIT Dynamic Bond Portfolio
2020	12,952	$9.48	to	$13.05	$145,668	2.79%	—%	to	3.40%	1.40%	to	4.81%
2019	15,799	$9.35	to	$12.45	$172,393	4.44%	—%	to	3.40%	1.53%	to	4.94%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
2018	17,733	$9.21	to	$11.87	$187,198	2.82%	—%	to	3.40%	(2.27)%	to	1.03%
2017	20,705	$9.42	to	$11.75	$219,757	1.71%	—%	to	3.40%	1.61%	to	5.01%
2016	21,704	$9.27	to	$11.19	$222,561	1.74%	—%	to	3.40%	1.34%	to	4.74%
PIMCO VIT Emerging Markets Bond Portfolio
2020	4,292	$16.00	to	$35.00	$86,204	4.61%	—%	to	3.40%	3.18%	to	6.70%
2019	4,961	$15.50	to	$33.32	$95,266	4.44%	—%	to	3.40%	11.01%	to	14.80%
2018	6,200	$13.95	to	$29.48	$105,980	4.13%	—%	to	3.40%	(7.89)%	to	(4.73)%
2017	7,595	$15.14	to	$31.43	$139,054	5.09%	—%	to	3.40%	6.28%	to	9.89%
2016	8,810	$14.24	to	$29.04	$149,604	5.27%	—%	to	3.40%	9.61%	to	13.34%
PIMCO VIT Global Bond Opportunities Portfolio (Unhedged)
2020	3,540	$10.93	to	$18.34	$47,778	2.48%	—%	to	3.40%	6.49%	to	10.12%
2019	4,116	$10.26	to	$16.65	$51,561	2.46%	—%	to	3.40%	2.63%	to	6.13%
2018	4,631	$9.99	to	$15.69	$55,781	6.16%	—%	to	3.40%	(7.37)%	to	(4.20)%
2017	5,589	$10.78	to	$16.38	$71,855	1.94%	—%	to	3.40%	5.11%	to	8.63%
2016	6,231	$10.25	to	$18.02	$75,178	1.51%	—%	to	3.40%	0.67%	to	4.04%
PIMCO VIT Global Core Bond (Hedged) Portfolio
2020	7,411	$9.17	to	$11.20	$79,472	6.12%	1.15%	to	3.40%	4.70%	to	6.87%
2019	8,493	$8.76	to	$10.48	$85,815	2.21%	1.15%	to	3.40%	4.49%	to	6.66%
2018	10,384	$8.39	to	$9.82	$98,630	1.68%	1.15%	to	3.40%	(2.15)%	to	(0.11)%
2017	10,197	$8.75	to	$9.83	$97,634	1.43%	1.15%	to	3.40%	1.32%	to	3.10%
2016	9,851	$8.58	to	$9.54	$91,724	1.69%	1.15%	to	3.40%	3.63%	to	5.57%
PIMCO VIT Global Managed Asset Allocation Portfolio
2020	8,931	$12.22	to	$17.68	$130,814	8.06%	—%	to	3.40%	13.03%	to	16.83%
2019	10,450	$10.81	to	$15.13	$133,161	2.15%	—%	to	3.40%	13.26%	to	17.06%
2018	12,168	$9.67	to	$12.93	$134,729	1.70%	—%	to	3.40%	(8.45)%	to	(5.46)%
2017	14,339	$10.56	to	$13.67	$170,774	2.20%	—%	to	3.40%	10.50%	to	14.08%
2016	16,198	$9.55	to	$11.98	$172,105	2.40%	—%	to	3.40%	0.76%	to	4.04%
PIMCO VIT High Yield Portfolio
2020	19,322	$17.22	to	$35.34	$481,389	4.85%	—%	to	3.40%	2.26%	to	5.76%
2019	23,360	$16.84	to	$33.42	$560,228	4.96%	—%	to	3.40%	10.97%	to	14.75%
2018	27,588	$15.17	to	$29.12	$586,686	5.10%	—%	to	3.40%	(5.88)%	to	(2.65)%
2017	32,146	$16.12	to	$29.92	$712,987	4.88%	—%	to	3.40%	3.12%	to	6.63%
2016	35,232	$15.63	to	$28.06	$743,025	5.22%	—%	to	3.40%	8.78%	to	12.48%
PIMCO VIT Long-Term U.S. Government Portfolio
2020	158	$28.68	to	$44.73	$5,405	1.69%	—%	to	2.60%	14.68%	to	17.06%
2019	176	$24.75	to	$38.21	$5,112	1.97%	—%	to	2.60%	10.65%	to	13.00%
2018	30	$23.04	to	$28.61	$774	2.38%	—%	to	2.60%	(4.56)%	to	(3.50)%
2017²	12	$0.03	to	$0.03	$—	1.46%	—%	to	2.60%	4.79%	to	5.25%
PIMCO VIT Low Duration Portfolio
2020	336	$19.85	to	$19.85	$6,668	1.27%	0.30%	to	0.30%	2.68%	to	2.68%
2019	448	$19.33	to	$19.33	$8,661	2.74%	0.30%	to	0.30%	3.72%	to	3.72%
2018	291	$18.63	to	$18.63	$5,415	1.97%	0.30%	to	0.30%	0.04%	to	0.04%
2017	119	$18.63	to	$18.63	$2,217	1.38%	0.30%	to	0.30%	1.05%	to	1.05%
2016	278	$18.43	to	$18.43	$5,121	1.50%	0.30%	to	0.30%	1.10%	to	1.10%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
PIMCO VIT Real Return Portfolio
2020	16,003	$12.48	to	$24.32	$261,562	1.41%	—%	to	3.40%	8.08%	to	11.72%
2019	19,087	$11.55	to	$22.11	$284,537	1.65%	—%	to	3.40%	4.92%	to	8.45%
2018	22,224	$11.00	to	$20.70	$311,183	2.49%	—%	to	3.40%	(5.40)%	to	(2.20)%
2017	26,057	$11.63	to	$21.50	$379,635	2.37%	—%	to	3.40%	0.30%	to	3.66%
2016	28,691	$11.60	to	$21.07	$410,286	2.28%	—%	to	3.40%	1.68%	to	5.20%
PIMCO VIT StocksPLUS Global Portfolio
2020	14,716	$7.30	to	$19.72	$231,036	1.12%	0.30%	to	3.40%	9.30%	to	12.70%
2019	17,175	$6.60	to	$17.50	$244,261	1.53%	0.30%	to	3.40%	23.32%	to	27.14%
2018	19,341	$5.29	to	$13.76	$219,308	1.52%	0.30%	to	3.40%	(13.70)%	to	(11.01)%
2017	22,407	$6.06	to	$15.47	$292,155	3.33%	0.30%	to	3.40%	19.01%	to	22.62%
2016	25,558	$5.04	to	$12.61	$277,104	5.08%	0.30%	to	3.40%	4.25%	to	7.43%
PIMCO VIT Total Return Portfolio
2020	36,758	$14.82	to	$31.85	$800,296	2.13%	—%	to	3.40%	5.07%	to	8.66%
2019	40,947	$14.10	to	$29.31	$836,413	3.02%	—%	to	3.40%	4.80%	to	8.37%
2018	46,010	$13.45	to	$27.04	$881,868	2.54%	—%	to	3.40%	(3.82)%	to	(0.53)%
2017	51,931	$13.97	to	$27.19	$1,018,136	2.02%	—%	to	3.40%	1.47%	to	4.92%
2016	56,159	$13.77	to	$25.91	$1,066,912	2.08%	—%	to	3.40%	(0.70)%	to	2.68%
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio
2020	4	$14.07	to	$14.07	$62	1.18%	0.30%	to	0.30%	(8.59)%	to	(8.59)%
2019	15	$15.39	to	$15.39	$228	2.10%	0.30%	to	0.30%	15.17%	to	15.17%
2018	15	$13.36	to	$13.36	$199	1.70%	0.30%	to	0.30%	(7.53)%	to	(7.53)%
2017	5	$14.45	to	$14.45	$65	0.76%	0.30%	to	0.30%	13.48%	to	13.48%
2016	16	$12.73	to	$12.73	$202	0.91%	0.30%	to	0.30%	(0.77)%	to	(0.77)%
T. Rowe Price Blue Chip Growth Portfolio
2020	63	$66.81	to	$66.81	$4,230	—%	0.30%	to	0.30%	33.51%	to	33.51%
2019	116	$50.04	to	$50.04	$5,813	—%	0.30%	to	0.30%	29.19%	to	29.19%
2018	75	$38.74	to	$38.74	$2,919	—%	0.30%	to	0.30%	1.34%	to	1.34%
2017	71	$38.22	to	$38.22	$2,695	—%	0.30%	to	0.30%	35.42%	to	35.42%
2016	84	$28.22	to	$28.22	$2,372	—%	0.30%	to	0.30%	0.24%	to	0.24%
T. Rowe Price Equity Income Portfolio
2020	28	$32.40	to	$32.40	$917	2.07%	0.30%	to	0.30%	0.65%	to	0.65%
2019	41	$32.19	to	$32.19	$1,320	1.97%	0.30%	to	0.30%	25.67%	to	25.67%
2018	56	$25.61	to	$25.61	$1,438	1.80%	0.30%	to	0.30%	(9.96)%	to	(9.96)%
2017	57	$28.45	to	$28.45	$1,628	1.58%	0.30%	to	0.30%	15.38%	to	15.38%
2016	54	$24.65	to	$24.65	$1,335	2.04%	0.30%	to	0.30%	18.50%	to	18.50%
T. Rowe Price Health Sciences Portfolio
2020	9	$117.96	to	$117.96	$1,004	—%	0.30%	to	0.30%	28.88%	to	28.88%
2019	13	$91.53	to	$91.53	$1,194	—%	0.30%	to	0.30%	28.24%	to	28.24%
2018	16	$71.37	to	$71.37	$1,113	—%	0.30%	to	0.30%	0.55%	to	0.55%
2017	17	$70.98	to	$70.98	$1,233	—%	0.30%	to	0.30%	26.93%	to	26.93%
2016	18	$55.92	to	$55.92	$997	—%	0.30%	to	0.30%	(10.98)%	to	(10.98)%
Templeton Global Bond VIP Fund
2020	11,044	$23.85	to	$69.74	$463,529	8.33%	—%	to	3.40%	(8.41)%	to	(5.28)%
2019	12,315	$26.04	to	$73.63	$555,889	7.08%	—%	to	3.40%	(1.35)%	to	2.01%

ALLIANZ LIFE VARIABLE ACCOUNT B
OF ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
Notes to the Financial Statements
December 31, 2020

	At December 31					For the years or periods ended December 31
	Units Outstanding ****	Unit Fair Value lowest to highest			Net Assets ****	Investment Income Ratio*	Expense Ratio lowest to highest**			Total Return lowest to highest***
2018	13,706	$27.38	to	$72.17	$616,889	—%	—%	to	3.40%	(1.39)%	to	1.94%
2017	16,014	$27.76	to	$70.80	$718,124	—%	—%	to	3.40%	(1.37)%	to	1.93%
2016	17,662	$28.15	to	$69.46	$784,007	—%	—%	to	3.40%	(0.40)%	to	2.94%
Templeton Growth VIP Fund
2020	7,750	$21.67	to	$47.82	$207,398	3.07%	0.30%	to	3.40%	2.30%	to	5.48%
2019	8,939	$21.17	to	$45.33	$233,321	2.82%	0.30%	to	3.40%	11.36%	to	14.81%
2018	9,815	$19.00	to	$39.49	$224,433	2.04%	0.30%	to	3.40%	(17.67)%	to	(15.11)%
2017	11,514	$23.07	to	$46.51	$320,196	1.69%	0.30%	to	3.40%	14.61%	to	18.15%
2016	13,230	$20.12	to	$39.37	$318,160	2.11%	0.30%	to	3.40%	6.01%	to	9.29%

1. Period from October 14, 2016 (fund commencement) to December 31, 2016
2. Period from May 1, 2017 (fund commencement) to December 31, 2017
3. Period from October 16, 2017 (fund commencement) to December 31, 2017

* These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying fund, net of management fees assessed by the fund manager, divided by the average daily net assets. These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

** These ratios represent the annualized contract expenses of the Variable Account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated, based on the products available to the contractholders. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contractholder accounts through the redemption of units such as the contract maintenance charges and rider charges for the optional benefits Investment Protector and Income Protector, the account fee for the Income Advantage Account, and expenses of the underlying funds are excluded. Mortality and expense risk and administrative charges for all funds in annuitized contracts are excluded from the expense ratio.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect contract expenses of the Variable Account for products held at the time by contractholders. The total return does not include any expenses assessed through the redemption of units. Inclusion of these expenses in the calculation would result in a reduction in the total return presented. Funds with a date notation, as shown below, indicate the effective date of that fund in the Variable Account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum values. Based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract returns are not within the ranges presented and are not annualized.

**** Units Outstanding excludes units for annuitized contracts. Total Net Assets includes the net assets of the annuitized contracts. Total net assets of annuitized contracts at December 31, 2020, 2019, 2018, 2017 and 2016, are $10,473, $9,974, $9,248, $9,476 and $9,453, respectively.
(7) Subsequent Events
No material subsequent events have occurred since December 31, 2020 through March 29, 2021, the date at which the financial statements were issued, that would require adjustment to the financial statements.

Allianz Index Advantage Income ADV SM Statement of Additional Information – August 12, 2021
Appendix B
 15

PART C – OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS
a.	Financial Statements
The following financial statements of the Company are included in Part A of this registration statement.
1.	Report of Independent Auditors, PricewaterhouseCoopers, LLP
2.	Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus – December 31, 2020 and 2019
3.	Statutory Statements of Operations – Years ended December 31, 2020, 2019, and 2018
4.	Statutory Statements of Capital and Surplus – Years ended December 31, 2020, 2019, and 2018
5.	Statutory Statements of Cash Flows – Years ended December 31, 2020, 2019, and 2018
6.	Notes to the Statutory Financial Statements and Schedules – December 31, 2020, 2019, and 2018
7.	Unaudited consolidated financial statements of Allianz Life Insurance Company of North America for the interim period ended March 31, 2021 are included in Part A of this registration statement.
The following financial statements of the Variable Account are included in Part B of this registration Statement.
1.	Report of Independent Registered Public Accounting Firm, PricewaterhouseCoopers, LLP
2.	Statements of Assets and Liabilities – December 31, 2020
3.	Statements of Operations – For the year or periods ended December 31, 2020
4.	Statements of Changes in Net Assets – For the years or periods ended December 31, 2020 and 2019
5.	Notes to the Financial Statements and the financial highlights for each of the years or periods in the five-year period then ended – December 31, 2020
b.	Exhibits
1.	a.
Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account, dated May 31, 1985 incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on June 25, 1996.

b.
Resolution of Board of Directors of the Company authorizing registration of the Allianz Index Advantage annuity and establishment of a new separate account, dated December 11, 2012, incorporated by reference as exhibit EX-99.B1. from Registrant's initial filing on Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on January 3, 2013.

2.	Not Applicable
3.	a.
Principal Underwriter Agreement by and between North American Life and Casualty Company on behalf of NALAC Financial Plans, Inc. dated September 14, 1988 incorporated by reference as exhibit EX-99.B3.a. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-06709 and 811-05618), electronically filed on December 13, 1996.
(North American Life and Casualty Company is the predecessor to Allianz Life Insurance Company of North America. NALAC Financial Plans, Inc., is the predecessor to USAllianz Investor Services, LLC, which is the predecessor to Allianz Life Financial Services, LLC.)

b.
Broker-Dealer Agreement (amended and restated) between Allianz Life Insurance Company of North America and Allianz Life Financial Services, LLC, dated June 1, 2010 incorporated by reference as exhibit EX-99B3b. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

c.
The current specimen of the selling agreement between Allianz Life Financial Services, LLC, the principal underwriter for the Contracts, and retail brokers which offer and sell the Contracts to the public is incorporated by reference as exhibit EX-99.B3.b. from Registrant's initial filing on Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on May 19, 2006.The underwriter has executed versions of the agreement with approximately 2,100 retail brokers.

4.	(a) Individual Variable Annuity Contract L40538, incorporated by reference as exhibit 4(a) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.
(b) Base Contract Schedule, S40875-IADV, incorporated by reference as exhibit 4(b)(i).a. from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.
(c) Index Options Schedule, S40877, incorporated by reference as exhibit 4(b)(ii) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(d)(i)
Index Performance Strategy Rider II,-S40903-IADV, incorporated by reference as exhibit 4(d)(i) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(ii)
Index Performance Strategy Rider III,-S40904-IADV, incorporated by reference as exhibit 4(d)(ii) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(e)(i)
Index Protection Strategy Crediting Rider-S40879-01-IADV, incorporated by reference as exhibit 4(e)(i) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(ii)
Index Protection Strategy with Cap Rider-S40899-01-IADV, incorporated by reference as exhibit 4(e)(ii) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(f)
Index Guard Strategy Crediting Rider-S40889-02-IADV, incorporated by reference as exhibit 4(f) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(g)
Index Precision Strategy Crediting Rider, S40891-01-IADV, incorporated by reference as exhibit 4(g) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

	(h)(i)	Income Benefit Rider, S40901-02-IADV, incorporated by reference as exhibit 4(h)(i) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.
(ii)
Income Benefit Rider Schedule, S40902-01-IADV, incorporated by reference as exhibit 4(h)(ii) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

	(i)	Traditional Death Benefit Rider, S40880-IADV, incorporated by reference as exhibit 4(i) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.
(j)(i)
Maximum Anniversary Death Benefit Rider- S40897-IADV, incorporated by reference as exhibit 4(j)(i) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

(ii)
Maximum Anniversary Death Benefit Rider Schedule- S40898-IADV, incorporated by reference as exhibit 4(j)(ii) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

	(k)(i)	Income Multiplier Benefit Rider, S40905, incorporated by reference as exhibit 4(k)(i) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.
(ii)
Income Multiplier Benefit Rider Schedule, S40906, incorporated by reference as exhibit 4(k)(ii) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

l.
Inherited IRA/Roth IRA Endorsement-S40713 incorporated by reference as exhibit EX-99.B4.q. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

m.
Roth IRA Endorsement-S40342 incorporated by reference as exhibit EX-99.B4.l. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-134267 and 811-05618), electronically filed on September 25, 2006.

n.
IRA Endorsement-S40014 incorporated by reference as exhibit EX-99.B4.g. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

o
Unisex Endorsement-(S20146) incorporated by reference as exhibit EX-99.B4.h. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

p.
Pension Plan and Profit Sharing Plan Endorsement-S20205 incorporated by reference as exhibit EX-99.B4.i. from Pre-Effective Amendment No.1 to Registrant's Form N-4 (File Nos. 333-82329 and 811-05618), electronically filed on December 30, 1999.

5.	a.
Application for Individual Variable Annuity Contract – ICC21-IAI-APP-ADV incorporated by reference as exhibit 4(c) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

6.	(i).
The Restated Articles of Incorporation of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.i. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

(ii).
The Restated Bylaws of the Company (as amended August 1, 2006) incorporated by reference as exhibit EX-99.B6.ii. from Pre-Effective Amendment No. 1 to Registrant's Form N-4 (File Nos. 333-166408 and 811-05618), electronically filed on September 24, 2010.

7.	Not Applicable
9.*	Opinion and Consent of Counsel, filed herewith.
10.*	Consent of Independent Registered Public Accounting Firm, filed herewith.

11.	Not Applicable
12.	Not Applicable
13.	Powers of Attorney, incorporated by reference as exhibit 24(c) from Allianz Life of North America’s Form S-1 (File No. 333-255386), electronically filed on April 20, 2021.

*	Filed herewith
**	To be filed by amendment

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR
Unless noted otherwise, all officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297
The following are the Officers and Directors of the Company:

Name and Principal Business Address	Positions and Offices with Depositor
Walter R. White	Director, President and Chief Executive Officer
William E. Gaumond	Director, Senior Vice President, Chief Financial Officer, and Treasurer
Eric J. Thomes	Senior Vice President, Chief Distribution Officer
Neil H. McKay	Senior Vice President, Chief Actuary
Gretchen Cepek	Senior Vice President, General Counsel, and Secretary
Todd M. Hedtke	Senior Vice President, Chief Investment Officer
Catherine A. Mahone	Senior Vice President, Chief Administrative Officer
Brent M. Hipsher	Vice President, Controller and Assistant Treasurer
Jenny L. Guldseth	Senior Vice President, Chief Human Resources Officer
Jasmine M. Jirele	Senior Vice President, Chief Growth Officer
Jacqueline Hunt Allianz SE Königinstraße 28 80802 München Germany	Director and Board Chair
Udo Frank 47628 Todd Eymann Road Miramonte, CA 93641	Director
Kevin E. Walker 14092 N. Bright Angel Trail Marana, AZ 85658	Director
Anna Sophie Herken Allianz Asset Management GmbH Seidlstrasse 24-24a Munich, Germany 80335	Director
Howard E. Woolley 610 Brookes Ridge Court Bethesda, MD 20816	Director
ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT
The Insurance Company organizational chart is incorporated by reference from Post-Effective Amendment No. 22 to Registrant’s Form N-4 (File Nos. 333-185866 and 811-05618), electronically filed on April 15th, 2021.
ITEM 27. NUMBER OF CONTRACT OWNERS
As of June 30, 2021 there were 0 qualified and 0 non-qualified Allianz Index Advantage Income ADV Contract Owners with Contracts in the Separate Account.

ITEM 28. INDEMNIFICATION
Indemnification provision, as required by the ’33 Act, Rule 484
The Bylaws of the Insurance Company provide:
ARTICLE XI. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES
SECTION 1. RIGHT TO INDEMNIFICATION:
(a)
Subject to the conditions of this Article and any conditions or limitations imposed by applicable law, the Corporation shall indemnify any employee, director or officer of the Corporation (an "Indemnified Person") who was, is, or in the sole opinion of the Corporation, may reasonably become a party to or otherwise involved in any Proceeding by reason of the fact that such Indemnified Person is or was:

	(i)	a director of the Corporation; or
	(ii)	acting in the course and scope of his or her duties as an officer or employee of the Corporation; or
	(iii)	rendering Professional Services at the request of and for the benefit of the Corporation; or
(iv)
serving at the request of the Corporation as an officer, director, fiduciary or member of another corporation, association, committee, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Outside Organization").

(b)	Notwithstanding the foregoing, no officer, director or employee shall be indemnified pursuant to these bylaws under the following circumstances:
	(i)	in connection with a Proceeding initiated by such person, in his or her own personal capacity, unless such initiation was authorized by the Board of Directors;
	(ii)	if a court of competent jurisdiction finally determines that any indemnification hereunder is unlawful;
	(iii)	for acts or omissions involving intentional misconduct or knowing and culpable violation of law;
(iv)
for acts or omissions that the Indemnified Person believes to be contrary to the best interests of the Corporation or its shareholders or that involve the absence of good faith on the part of the Indemnified Person;

	(v)	for any transaction for which the Indemnified Person derived an improper personal benefit;
(vi)
for acts or omissions that show a reckless disregard for the Indemnified Person's duty to the Corporation or its shareholders in circumstances in which the Indemnified Person was aware or should have been aware, in the ordinary course of performing the Indemnified Person's duties, of the risk of serious injury to the Corporation or its shareholders;

	(vii)	for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the Indemnified Person's duties to the Corporation or its shareholders;
	(viii)	in circumstances where indemnification is prohibited by applicable law;
(ix)
in the case of service as an officer, director, fiduciary or member of an Outside Organization, where the Indemnified Person was aware or should have been aware that the conduct in question was outside the scope of the assignment as contemplated by the Corporation.

SECTION 2. SCOPE OF INDEMNIFICATION:
(a)
Indemnification provided pursuant to Section 1(a)(iv) shall be secondary and subordinate to indemnification or insurance provided to an Indemnified Person by an Outside Organization or other source, if any.

(b)
Indemnification shall apply to all reasonable expenses, liability and losses, actually incurred or suffered by an Indemnified Person in connection with a Proceeding, including without limitation, attorneys' fees and any expenses of establishing a right to indemnification or advancement under this article, judgments, fines, ERISA excise taxes or penalties, amounts paid or to be paid in settlement and all interest, assessments and other charges paid or payable in connection with or in respect of such expense, liability and loss.

(c)
Such indemnification shall continue as to any Indemnified Person who has ceased to be an employee, director or officer of the Corporation and shall inure to the benefit of his or her heirs, estate, executors and administrators.

SECTION 3. DEFINITIONS:
(a)	"Corporation" for the purpose of Article XI shall mean Allianz Life Insurance Company of North America and all of its subsidiaries.
(b)
"Proceeding" shall mean any threatened, pending, or completed action, suit or proceeding whether civil, criminal, administrative, investigative or otherwise, including actions by or in the right of the Corporation to procure a judgment in its favor.

(c)
"Professional Services" shall mean services rendered pursuant to (i) a professional actuarial designation, (ii) a license to engage in the practice of law issued by a State Bar Institution or (iii) a Certified Public Accountant designation issued by the American Institute of Certified Public Accountants.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted for directors and officers or controlling persons of the Insurance Company pursuant to the foregoing, or otherwise, the Insurance Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Insurance Company of expenses incurred or paid by a director, officer or controlling person of the Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS
Allianz Life Financial Services, LLC (previously USAllianz Investor Services, LLC) is the principal underwriter for the Contracts. It also is the principal underwriter for:
Allianz Life Variable Account A
Allianz Life of NY Variable Account C
Allianz Funds
The following are the officers (managers) and directors (Board of Governors) of Allianz Life Financial Services, LLC. All officers and directors have the following principal business address:
5701 Golden Hills Drive
Minneapolis, MN 55416-1297

Name	Positions and Offices with Underwriter
Corey Walther	Governor and President
Eric J. Thomes	Governor, Chief Executive Officer, and Chief Manager
Catherine A. Mahone	Governor
William E. Gaumond	Governor
Brent M. Hipsher	Chief Financial Officer and Treasurer
Matthew C. Dian	Vice President, Chief Compliance Officer
Heather L. Kelly	Executive Vice President, Head of Advisory & Strategic Accounts
Kristine M. Lord-Krahn	Chief Legal Officer and Secretary
Tracy M. Haddy	Assistant Secretary
Nicole D. Van Walbeek	Assistant Secretary

For the period 1-1-2020 to 12-31-2020
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation
Allianz Life Financial Services, LLC	$319,676,842.37	$0	$0	$0

The $319,676,842.37 that Allianz Life Financial Services, LLC received from Allianz Life as commissions on the sale of Contracts issued under Allianz Life Variable Account B was subsequently paid entirely to the third party broker/dealers that perform the retail distribution of the Contracts and, therefore, no commission or compensation was retained by Allianz Life Financial Services, LLC.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS
Allianz Life Insurance Company of North America, at 5701 Golden Hills Drive, Minneapolis, Minnesota 55416, maintains physical possession of the accounts, books or documents of the Variable Account required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.
ITEM 31. MANAGEMENT SERVICES
Not Applicable
ITEM 32. UNDERTAKINGS
a.
Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

b.
Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

c.	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATIONS
Allianz Life Insurance Company of North America ("Company") hereby represents that the fees and charges deducted under the Contract in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.
The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance, dated November 28, 1988 (Commission ref. IP-6-88), and that the following provisions have been complied with:
1.
Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

2.	Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;
3.
Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

4.
Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, Allianz Life Insurance Company of North America on behalf of the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Golden Valley and State of Minnesota, on this 4th day of August, 2021.
ALLIANZ LIFE VARIABLE ACCOUNT B
(Registrant)
By: ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)
By: /s/ ERIK T. NELSON
Erik T. Nelson
Associate General Counsel, Senior Counsel
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
(Depositor)
By: WALTER R. WHITE(1)
Walter R. White
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 4th day of August, 2021.
Signature	Title
Walter R. White(1)	Director, President & Chief Executive Officer
William E. Gaumond(1)	Director, Senior Vice President, Chief Financial Officer and Treasurer (principal accounting officer)
Jacqueline Hunt(1)	Director and Board Chair
Howard E. Woolley(2)	Director
Udo Frank(1)	Director
Kevin E. Walker(1) Anna Sophia Herken(1)	Director Director
(1)	By Power of Attorney filed herewith.

By: /s/ ERIK T. NELSON
Erik T. Nelson
Associate General Counsel, Senior Counsel

EXHIBITS TO
PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM N-4
(FILE NOS. 333-255394 AND 811-05618)
 ALLIANZ LIFE VARIABLE ACCOUNT B
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
INDEX TO EXHIBITS
EX-99.B9.	Opinion and Consent of Counsel
EX-99.B10.	Consent of Independent Registered Public Accounting Firm